
SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH, D.C.
213
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL


05001882

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Sea Pines Associates, Inc.
Exact name of registrant as specified in charter

0000846926
Registrant CIK Number

Schedule 13E-3
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

005-56415
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
JAN 25 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hilton Head Island, State of South Carolina, January 14, 2005.

Sea Pines Associates, Inc.
(Registrant)

By: Michael E. Lawrence, Chief Executive Officer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (12-04)

EXHIBIT INDEX

Appraisal Report of the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center at Sea Pines Resort

32 Greenwood Drive
Hilton Head Island, South Carolina 29928
Property ID #: 10090860

Prepared For:
Mr. Mitch Smith, MAI
Wachovia Corporation
301 South Tryon Street, M-11
Charlotte, North Carolina 28288-0665

Dates of Inspection:
June 9, 2003

Date of Valuation Estimate:
As Is: June 9, 2003
At Stabilization: June 2006

Report Prepared By:
Hotel & Club Associates, Inc.
3721 West Market Street, Suite C
Greensboro, North Carolina 27403
Phone (336) 379-1400 Fax (336) 379-8980
Email: info@hotelandclub.com
Website: www.hotelandclub.com

July 1, 2003

Mr. Mitch Smith, MAI
Wachovia Corporation
301 South Tryon Street, M-11
Charlotte, North Carolina 28288-0665

RE: The Harbour Town Golf Links, the Inn at Harbour Town, and
the Harbour Town Conference Center at Sea Pines Resort
32 Greenwood Drive, Hilton Head Island, South Carolina 29928

Dear Mr. Smith:

Following your request for an estimate of the market values of the components of the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center, we have made an inspection and have prepared this report. We have estimated the "as is" market value of the property. This is a summary report of a limited appraisal, including the information, the methods of analysis used and the conclusions drawn in the valuation process. The Departure Provision has been invoked in the preparation of this appraisal. Only the Income Capitalization and Sales Comparison approaches have been used in this valuation at the request of the client. As requested by the client, the Cost Approach has not bee developed, and only land value has been reported.

These are estimates of the going concern market values of the fee simple estate subject to certain minor leases. The appraisal analysis, opinions and conclusions were developed and this appraisal report has been prepared in conformance with (and use of this report is subject to) all regulations issues under Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), the Federal Deposit Insurance Corporation (FDIC) 12 CFR Part 323 and the Uniform Standards of Professional Appraisal Practice (USPAP) 2003 Edition as promulgated by the Appraisal Standards Board of the Appraisal Foundation in Washington DC.

The Harbour Town Golf Links, with the Inn at Harbour Town and the Harbour Town Conference Center, are operated in conjunction with the other properties of the Sea Pines Resort. We have concurrently appraised the subject property and the Ocean and Sea Marsh golf courses, but not the management operation of the residential rental properties, which are rented as part of the total Sea Pines Resort. Because of the complexity of this facility and the interrelationships between the various amenities, we believe that a sale of the property would include all owned properties, excluding the residential rental properties. It has been necessary to allocate certain revenues and expenses to reflect the past and future operation of the resort. We have worked with the Sea Pines accounting manager

various component properties of the resort. We believe the value conclusions should be considered in their totality and the separation of the properties would reduce the efficiency and the total value of the Sea Pines Resort.

After careful consideration of the data analyzed, it is our opinion that the value estimates of the subject property have been summarized as follows:

Harbour Town Golf Links:	Value Date	Value Opinion
As Is	June 9, 2003	$29,200,000
At Stabilization:	June 2006	$33,800,000

The Inn at Harbour Town and the Conference Center at Harbour Town:	Value Date	Value Opinion
As Is	June 9, 2003	$13,200,000
At Stabilization:	June 2006	$15,400,000

Respectfully submitted,

Andy Hinds, MAI, CCIM, ISHC, SGA
Hotel and Club Associates, Inc.

Executive Summary



PROPERTY IDENTIFICATION:	The Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center at Sea Pines Resort
LOCATION:	32 Greenwood Drive Hilton Head Island, Beaufort County, South Carolina
TYPE OF APPRAISAL:	Limited
FORMAT OF REPORT:	Summary
VALUATION DATE:	As Is: June 9, 2003

LAND AREA:

Harbour Town Golf Links:	143.1 Acres
The Inn at Harbour Town:	2.2 Acres
The Harbour Town Conference Center:	0.9 Acres
Total:	146.2 Acres

PROPERTY DESCRIPTION:

The Harbour Town Golf Links is truly a championship golf course built in 1969 and designed by Pete Dye, with assistance by Jack Nicklaus. Sea Pines and the Harbour Town Golf Links have hosted

the annual PGA TOUR event since its inception in 1969. As of the date of our inspection, the resort was in the second year of a four-year contract with the Heritage Classic Foundation, a not-for-profit organization responsible for conducting the event. The agreement between the two parties is pursuant to agreements between the PGA TOUR and the Foundation and between MCI, Inc., the tournament's title sponsor, and the Foundation, all of which are four-year contracts running through 2006.

The Inn at Harbour Town is a 60-room 45,407 SF high quality inn built in 2000. It has three stories with an underground parking level.

The Harbour Town Conference Center is a state-of-the-art 19,000 SF facility designed for small to medium sized meetings and was built in 2000.

ZONING: PD-1

FEE SIMPLE GOING CONCERN VALUE INDICATIONS:

Harbour Town Golf Links	**"As Is"**	**"At Stabilization"**
Cost Approach	Not Developed	Not Developed
Income Capitalization Approach	$29,200,000	$33,800,000
Sales Comparison Approach	$29,600,000	$34,200,000
RECONCILED VALUE:	$29,200,000	$33,800,000
LAND VALUE:	$8,518,500	

The Inn at Harbour Town and the Harbour Town Conference Center	**"As Is"**	**"At Stabilization"**
Cost Approach	Not Developed	Not Developed
Income Capitalization Approach	$13,200,000	$15,400,000
Sales Comparison Approach	$13,200,000	$15,400,000
RECONCILED VALUES:	$13,200,000	$15,400,000
INN LAND VALUE:	$900,000	
CONFERENCE CENTER LAND VALUE:	$450,000	

APPRAISER: Andy Hinds, MAI, CCIM, ISHC, SGA

Table of Contents

Assumptions and Limiting Conditions

1. The appraiser certifies that, to the best of his knowledge and belief, the statements contained in this appraisal, subject to the limiting conditions set forth below are correct; also that this appraisal has been made in conformity with the accepted practices of the Appraisal Institute.

2. This property has been analyzed as though free of all liens and encumbrances, unless otherwise stated herein. No responsibility is assumed for matters legal in nature, nor is any opinion of title rendered herewith. Good title is assumed.

3. The appraiser herein, by reason of this report, is not required to give testimony in court, with reference to the property herein appraised, unless arrangements have been previously made.

4. Disclosure of the contents of this appraisal report is governed by the By-Laws and Regulations of the Appraisal Institute.

   Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser or the firm with which he is connected, or any reference to the Appraisal Institute or the MAI or SRA Designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.

5. Certain information in this report was furnished from sources believed to be reliable; however, such information is not guaranteed to be correct, although it has been checked insofar as possible and is believed to be correct.

6. We are not familiar with any engineering or geological studies made to determine the bearing capacity of the land or that indicate any mineral contents of a significant nature. Because improvements in the area appear to be structurally sound, we assume that soil and subsoil conditions are stable.

7. Plats, maps, and other exhibits in this report are used merely to help the reader visualize the property and its surroundings, and no responsibility is assumed for their cartographic accuracy.

8. The value estimates reported herein are under the purpose and land-use premise stated. They are not valid for any other purpose or premise and must not be used in conjunction with any other appraisal or intended use.

9. The property history has been provided by conversations with various individuals involved with the chain of title, and if available, various documents such as contracts, deeds, leases, and closing statements. We have not performed a title search, nor do we warrant that the history, as presented herein, is completely accurate. Anyone contemplating an interest in the subject property should rely solely upon a title search and opinion prepared by a qualified attorney-at-law.

10. Full compliance with all applicable federal, state, and local environmental regulations is assumed, as well as all applicable zoning, use, and occupancy regulations and restrictions as stated and considered in this report.

11. This report is not to be reproduced in part or as a whole without written consent of the appraiser.

12. In this assignment, the existence of any hazardous or potentially hazardous material possibly located on the site thereon, such as urea formaldehyde foam insulation, asbestos, or toxic waste, etc., was not observed by the inspecting appraiser(s) and has not been considered. The appraiser(s) has no knowledge of any such materials on or in the property, but is not qualified to detect such substances. The presence of such materials may have an effect on the value or use of the property. It is assumed that there are no hazardous material spills, etc., resulting from underground storage tanks or other causes associated with the subject property. Full compliance with all environmental laws is assumed. The client is urged to retain an expert in this field, if desired.

13. Any projections, forecasts, etc., regarding future patterns of income and/or expenses, prices/values, etc. represent the analyst's best estimates of investor anticipation's with respect to these items, based on information available at the date of appraisal or analysis. Such information includes forecasts/projections published by recognized sources such as economists, financial publications, investor surveys, etc.

    Economic trends can affect future behavior of income, expenses, values, etc. Changes in these items caused by future occurrences could result in values different from those established in this report. We cannot accept responsibility for economic variables in the future, which could not have been known or anticipated at the date of analysis (inflation rates, economic upswings or downturns, fiscal policy changes, etc.).

14. All mechanical and electrical equipment is assumed to be in good working order, unless otherwise stated and treated elsewhere in the report. We are not experts in this area, and it is

recommended that, if appropriate, the client obtains an inspection of this equipment by a qualified professional.

15. All restaurants and clubs must pass periodic inspections by the Health Department in order to obtain and retain their operating license and liquor permits. We have assumed that all food and beverage outlets have retained the required operating licenses and liquor permits.

16. The Americans with Disabilities Act (ADA) became effective January 26, 1992 setting strict and specific standards for disabled access to and within most commercial and public buildings. We have not made a specific compliance survey and analysis of the proposed property to determine whether or not it will be in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property will not be in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible noncompliance with the requirements of the ADA in estimating the value of the property.

17. The estimated income and expense results are based upon continued competent, efficient management and presume no significant change in the competitive position of the competitive facilities (supply) in the area other than as set forth in this appraisal report.

18. Per the client's request, a cost approach has not been developed. Only a land sale analysis has been performed.

19. The contents of this Appraisal are for limited private use only. If this report becomes the property of any party other than the addressee or the person who has paid the fee connected herewith, permission must be obtained from the original addressee and the appraiser for reproduction or additional copies, and additional fees will be charged for any further consultation, reappraisal, or review of the property.

20. Acceptance and/or use of this appraisal report by the client or any third party constitutes acceptance of these limiting conditions. Appraisal liability extends only to the stated client, not subsequent parties or users, and is limited to the amount of the fee received by the appraiser.

21. Our value opinions have been based on unaudited financial reports provided to us by the course managers. If these reports are found to be inaccurate or incomplete, we reserve the right to revise our value opinions. The information on which this appraisal is based has

been obtained from sources normally used by Hotel and Club Associates, Inc., and is considered to be reliable, but is in no sense guaranteed.

Extraordinary Assumptions

22. The Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center are operated in conjunction with the other properties of the Sea Pines Resort. We have concurrently appraised the subject property and the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center, but not the management operation of the residential rental properties, which are rented as part of the total Sea Pines Resort. Because of the complexity of this facility and the interrelationships between the various amenities, we believe that a sale of the property would include all owned properties, excluding the residential rental properties. It has been necessary to allocate certain revenues and expenses to reflect the past and future operation of the resort. We have worked with the Sea Pines accounting manager and controller to appropriately allocate the revenues and expenses to the various component properties of the resort. We believe the value conclusions should be considered in their totality and the separation of the properties would reduce the efficiency and the total value of the Sea Pines Resort.

23. In our analysis of the real property tax values of the resort, we discovered that no separate tax valuation has been made of the Conference Center, which was built in 2000. It appears that the Conference Center real property value has been incorporated with the Harbour Town clubhouse. We have assumed that the tax value of the Conference Center has been included with the recent substantial increase in the Harbour Town clubhouse real property tax value.

Introduction to the Subject Property

Identification of the Property

The Harbour Town Resort is situated within the Sea Pines development on Hilton Head Island, a barrier island in Beaufort County, South Carolina. The major improvements include the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center. The various tracts of land have been acquired since 1987. Copies of the legal descriptions are shown in the Addenda to this report. The subject site can best be viewed on the maps shown in the Description of the Property section of this report.

Client and Intended User Disclosure

The client and intended user of this appraisal is Wachovia Corporation. Mr. Mitch Smith, MAI of Wachovia Corporation authorized the preparation of this appraisal by an engagement letter shown in the Addenda. Any use of this report by third parties is unauthorized without the written consent of our Client and Hotel and Club Associates.

Client's Intended Use Disclosure

Wachovia Corporation will use the appraisal for internal purposes, including but not limited to, rendering a decision relative to a financial transaction.

Type of Appraisal Report

This is a Summary Report of a Limited Appraisal. Each real property appraisal report must be prepared under one of three options, namely, a Self-Contained, Summary or a Restricted Report. This is a Summary Report that provides a summarized level of detail in the presentation of information.

The Appraisal Foundation recognizes two types of real property appraisals: a Complete Appraisal and a Limited Appraisal. At the request of the client, the Departure Rule has been invoked in the appraisal of the subject property and only the Income Capitalization Approach and Sales Comparison Approach have be developed, when applicable, for each of the three properties that comprise the resort. The Cost Approach has not been developed; only a land sale analysis has been preformed.

Purpose of the Appraisal

The purpose of the appraisal is to estimate the current market value of the fee simple estate interest in the subject property in "as is" condition, as of the date of inspection.

Date of Valuation

The subject property was most recently inspected on June 9, 2003. This date will serve as the effective date of the "as is" market value estimate.

Property Rights Appraised

The appraisal is predicated on the assumption that the market value of the appraised property has been estimated in fee simple subject to the existing leases on the golf carts and the golf maintenance facility of the Going Concern. Our analysis of the rent for the golf maintenance facility indicates that the rent is at a market rent, so no leasehold value has been created by the leasing of the golf maintenance facility. The property is subject to typical road set-back cross easements and utility easements, and these are not considered to significantly impact value. In addition, The Town of Hilton Head has strict requirements regarding architectural standards, exterior wall materials and colors. Any questions of a legal nature should be directed to the owner's and/or the client's legal counsel.

Definitions

Market Value

The Federal Deposit Insurance Corporation (FDIC) has defined market value in 12 CFR, Chapter III, Subchapter B, Part 323.32(f) of its rules of appraisals. This definition is identical to an accepted one published by the Appraisal Institute in its Standards of Professional Appraisal Practice (12/90), and defines market value as:

> "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:
>
> 1. Buyer and seller are typically motivated;
> 2. Both parties are well informed or well advised, and acting in what they consider their own best interest;
> 3. A reasonable time is allowed for exposure in the open market;
> 4. Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and
> 5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

Source: Office of the Comptroller of the Currency, 12 CFR, Part 34

Market Value "As Is" on Appraisal Date

An estimate of the market value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date the appraisal is prepared.

Prospective Future Value at Stabilized Operational Occupancy

The value presented assumes the property has attained the optimum level of long-term occupancy, which an income-producing real estate project is expected to achieve under competent management after exposure for leasing in the open market for a reasonable period of time at terms and conditions comparable to competitive offerings.

Going Concern Value

The value created by a proven property operation; considered as a separate entity to be valued with a specific business establishment.

Fee Simple Estate

Absolute ownership unencumbered by any other interest or estate subject only to the four powers of government.

Scope of the Appraisal

The extent of the process of collecting, confirming, and reporting the market data required to determine the highest and best use of the site and the value of the subject improvements is referred to as the Scope of the Appraisal. We have inspected the subject property, gathered information relevant to its highest and best use and its value and researched land sales, resort sales and the operations of competing resorts. When performing this research, we made personal inspections, conducted interviews with participants in the market, both personally and by phone. When possible, we have interviewed one of the principals involved in sales, or an agent of the principal. In addition to inspecting the subject property, we have interviewed officials within the county tax department. In addition, we interviewed competitive resort personnel. Information gathered from these interviews has been considered in our conclusion of the highest and best use of the property. The date of the last inspection is stated on the title page and the executive summary. Data was investigated between the date of inspection and the date of certification of the report.

Two of the three traditional approaches to value, including the Income Capitalization Approach and the Sales Comparison Approach will be used in this report. The value indications derived through these approaches are developed from, and are based on market information researched in the area and regional resort market.

In the **Cost Approach**, we value the land underlying the subject property. This is based on recent and relevant land sales in the area, which have been solicited from principals of land sales, brokers, tax officials and other appraisers. At the request of the client, the Cost Approach has not been developed. Only a land sale analysis has been performed.

The **Income Approach** considers the present value of the future benefits of the property rights appraised. The capitalization process is based on rates of return typical for investments in golf and hotel properties and checked by an overall rate comparison. The income history of the appraised property has been analyzed based on the available historical financial information. We have compared the income generated at competing resort properties with comparable affiliations. Current and projected hotel and golf supply and demand and the trends in tourism and the market occupancy levels have been considered. Anticipated expenses based on comparable resort operating histories and current trends have been estimated. By capitalizing the resulting income stream, a value conclusion by the Income Approach has been reached. The capitalization process was based on the results of an investor survey of participants in the market.

Our research for the **Sales Comparison Approach** involved finding recent sales of resort properties. Initially, we researched sales in the local area. While several golf courses and hotels have been sold in the area, we determined that other sales in a broader geographic range, particularly resort sales, would provide a better comparison. Therefore, our research of comparable sales was extended to cover resort golf and hotel sales in the region and beyond. We have made a concentrated effort to assemble as much information on the physical and financial aspects of these sales as we could gather.

History of the Property

The subject site was acquired in 1987 by a complex transaction involving Garner-Matthews Plantation Company, Hilton Head Holdings Corporation, Hilton Head Hotel Company, Vacation Resorts, Inc., Ginn Holding Corp and Sea Pines Plantation. The reported consideration for the acquisition was $18,300,000. The transaction was connected with the reorganization for the Hilton Head Holdings Corporation and Hilton Head Liquidation Corporation. In addition, the Plantation Club was acquired from Fogelman Properties, Inc in 1988. The subject property is part of the larger property owned by the Sea Pines Company and the size of the three appraised properties are as follow:

Harbour Town Golf Links	136.6 Acres
Heritage Clubhouse	3.2 Acres
Heritage Driving Range	3.3 Acres
Total Golf Property	143.1 Acres
The Inn at Harbour Town	2.2 Acres
The Harbour Town Conference Center	0.9 Acres

To our knowledge, there has been no more recent sale of the subject property.

Market Area Overview

Demographic and economic relationships within a given area affect long-term value of real estate investments. The purpose of this section of the report is to look at discernible demographic and economic trends prevalent in the local market area that may influence and/or create value for real estate. Past and probable future trends affecting the economic structure of the overall market area are identified and discussed.

Location and General Description

The subject property is located on Hilton Head Island in Beaufort County, South Carolina. Located in the extreme southeastern portion of the South Carolina coastal plain, Beaufort County is bounded by Colleton County to the northeast, Hampton County to the northwest, Jasper County to the west and southwest and the Atlantic Ocean to the east and southeast. The county covers approximately 691 square miles, stretches along the Atlantic Ocean for nearly 30 miles, and includes 64 major islands and hundreds of smaller islands.



Hampton County
SCIway, LLC
Colleton County
SHELDON
LOBECO
SEABROOK
LAUREL BAY
BURTON
BEAUFORT
ST HELENA ISLAND
Jasper County
PARRIS ISLAND
FRIPP ISLAND
BLUFFTON
HILTON HEAD ISLAND
DAUFUSKIE ISLAND
Beaufort County, SC
Interstate Highway
US Highway
State/County Road
Densely Populated
0 4 8 12
Miles

Hilton Head Island is a large foot-shaped compound barrier island on the west-northwest side of the South Atlantic or Georgia Bight, a large embayment on the southeastern U.S. coastline. The island covers approximately 22,000 acres (34.4 square miles) that includes high ground, freshwater wetlands, beaches, small tributaries and adjacent salt marsh wetlands. It is located in the southeastern corner of Beaufort County.

Topography on the island is relatively flat with an average slope in the interior of less than two percent. Steepest slopes are found along Port Royal Sound, Skull Creek, and other tributaries, while the most gradual slopes are found in the Sea Pines area on the southern end of the island. Elevations range from zero to more than 20 feet above mean sea level.

The climate is semi-tropical with temperatures approaching and sometimes topping 100 degrees in July and August. Winter temperatures rarely fall below freezing. The average annual rainfall is 51.1 inches with approximately 50% of annual rainfall occurring June through September. Approximately 22% of the annual rainfall amount rain occurs January through March. According to the U.S. Department of the Interior, the probability that a hurricane will occur within 50 miles of Hilton Head Island in a given year is 7%. Northeasters are more common and are responsible

for recurring beach erosion and may cause local flooding conditions. (Flooding is common following rainfalls of five or more inches). The low drainage capacity of the soils increases the likelihood of flooding throughout much of the island.

Demographic Characteristics

Hilton Head Island is noted as a retirement and tourist destination and its demographic make-up reflects this reputation. When compared to the rest of South Carolina, Hilton Head Island's population is older and the average household size is smaller reflecting a community that includes a high proportion of retirees and empty nesters. In addition, the town's permanent population of approximately 34,000 persons is supplemented each year by seasonal residents.

As determined by ERSI Business Information Solutions (formerly CACI Marketing Systems, Inc.), a marketing and information systems firm headquartered in Arlington, Virginia, the dominant ACORN cluster in Hilton Head Island is "*Wealthiest Seniors*." ACORN clusters are neighborhood segments that ERSI created using a number of multivariate statistical methods based on pertinent consumer characteristics. ERSI describes "*Wealthiest Seniors*" as follows:

> "Over half of this group is over 50; half are married couples with no children at home and nearly a quarter of these households are single-person. Their affluence comes from long-term certificates of deposits; they rank near the top among the markets for investments and savings. They own newer single-family houses or condominiums in the small towns and cities of sunny Florida and California. They use their credit cards for travel, luxury cars and jewelry. They keep fit by biking, playing golf and walking. They also read books; newspapers; and senior, lifestyle and business magazines."

From 1990 through 2000, Hilton Head Island's population grew at an estimated rate of 3.6% annually, a net increase of approximately 10,000 persons or roughly 43%. Growth is expected to continue though the rate is anticipated to slow to approximately 1% annually.

Beaufort County's population also grew from 1990 to 2000, though at a slightly slower rate than that for the Island. The 2000 population of 120,937 is a near 40% increase over the 1990 population of 86,425, which represents a growth rate of 3.4% compounded annually. Projections call for the county population growth rate to slow to 2% through 2010, yielding a projected population of 146,860.

Economic Characteristics

As a retirement and vacation destination, Hilton Island has an economy based on meeting the quality of life requirements of retirees and vacationers. The challenge has been and continues to be balancing the need to maintain a dynamic economy while avoiding excessive commercialization. Much of the

island's employment is geared towards a market driven by tourism, and to a lesser extent, the island's resident population. This has created a dependency on the service sector, which, with traditionally low paying jobs, faces a potential labor shortage as lack of affordable lower income housing means that approximately 56% of the island's workers live off-island. This impacts traffic volumes on the island especially during peak commuting times.

Nonetheless, the tourism industry continues to be a strong economic force and has spawned growth in other sectors, such as construction, and also expanded growth within the services sector, especially among retailers and eating and drinking establishments. Other service-oriented sectors benefiting from growth in the tourist and retirement driven market include realtors, business service providers and professional and legal services.

The following list shows the major employers in Hilton Head Island, and reflects the importance of tourism and retirement as the list includes primarily government services and resorts.

Town of Hilton Head Island	Westin Resort
Hilton Head Medical Center	Crowne Plaza Resort
Hargray Telephone	Hilton Oceanfront Resort
Palmetto Electric	Beaufort County Schools
Hilton Head Marriott Beach & Golf Resort	Sea Pines Resort

Historically, the unemployment rate for Beaufort County has been much lower than statewide. The economic downturn and declines in travel have caused recent increases in unemployment, though not so severe as for the rest of the state.

Beaufort County and South Carolina Unemployment Rates



Beaufort County
South Carolina
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
2.4%
2.1%
2.3%
2.1%
2.6%
2.6%
1997
1998
1999
2000
2001
2002

Source: South Carolina Employment Security Commission

Transportation

Transportation and accessibility factors are key to an area's economic growth and prosperity. In general, the area has excellent access to most major markets via ground and air transportation. In addition, the area's sub-tropical climate virtually eliminates wintertime interruptions of transportation.

Highway



For vacationers, Hilton Head Island is primarily a drive-to destination. Primary highway access to the area is via interstate I-95, the major north south corridor running along the eastern seaboard from Miami, Florida to Houlton, Maine at the Canadian border. Via I-95 and connecting interstates, I-16, and I-26, the area is linked to destinations throughout the east and southeast. Located about 25 miles west of the island, I-95 can be easily accessed by U.S. Highway 278. Approximate distances in miles from Hilton Head Island to major cities are shown in the following chart.

Atlanta, GA	299	Baltimore, MD	636
Charlotte, NC	254	Chicago, IL	944
Cincinnati, OH	668	Cleveland, OH	778
Miami, FL	554	Nashville, TN	556
New York, NY	867	Philadelphia, PA	720
Pittsburgh, PA	717	Richmond, VA	489
St. Louis, MO	903	Washington, DC	596

Throughout the 1990s, traffic volume on Hilton Head Island increased drastically, especially along US Highway 278 (William Hilton Parkway), which was the main traffic arterial on the island and the only means of reaching locales at the southern end of Hilton Head. The February 1998 opening of the Cross Island Parkway provided an alternate limited access route to the southern end of the island, relieving some of the traffic on 278.

Public Transportation

Public transportation on Hilton Head Island consists of private shuttle systems operated by different companies or hotels and additional service provided through the Lowcountry Regional Transportation Authority (LRTA). The primary function of LRTA, which provides limited

service on the island, is to connect the labor force of Beaufort County and contiguous counties with employment opportunities on Hilton Head Island.

Ports and Rail Service

Businesses in Hilton Head Island and Beaufort County have access to three South Carolina Port Authority facilities in Port Royal, Charleston and Georgetown. The Port Royal facilities in Beaufort County can handle neobulk and breakbulk cargo as well as agricultural cargoes such as bananas from South America. The port is served by CSX and Port Royal Railroad, part of the state's 2,600-mile rail network. Local businesses and industry have access to more distant ports in Charleston, Georgetown, Savannah, and Jacksonville through interstate and rail connection systems. Passenger rail service is provided by Amtrak with stations in Charleston and Savannah.

Air

Two airports service Hilton Head Island, Savannah/Hilton Head International (SHHIA) and Hilton Head Island Airport. Located approximately 45 miles southwest of the island, SHHIA provides service on the following airlines: AirTran, Continental Express, Delta, Delta Connection, United Express, and US Airways. Together, these airlines provide daily nonstop service to Atlanta, Dallas, Cincinnati, New York LaGuardia, Newark, Houston, Washington Dulles, Chicago O'Hare and Charlotte. Hilton Head Airport is located on US Highway 278 and provides service through US Airways Express, which provides daily non-stop flights to Charlotte-Douglas International Airport.

Recreation and Tourism

Recreational amenities enhance an area's quality of life, a major factor for persons and companies looking to locate into an area. In addition, these amenities promote visitors to an area, thus providing a welcome supplement to local-based revenues. Hilton Head Island is a popular vacation destination and benefits from a strong tourism industry. Visitors are attracted to the sub-tropical climate, miles of beaches and associated recreational amenities and some of the state's finest resorts and golf courses. In 1999, approximately 2.4 million persons visited the island. For 1998 travel spending by visitors to Beaufort County totaled about $689 million.

After the events of September 11th, 2001, the Island experienced a decline in visitation that continued throughout 2002 and into the first quarter of 2003. This decline was intensified by the economic downturn, the war on terrorism and the war in Iraq. Through May 2003, deplanements at Savannah/Hilton Head International Airport were down almost 8% over the same period for 2002. Advanced bookings for the 2003 summer season remain soft and reflect a national trend toward shorter advanced booking windows for both leisure and group travel. With the successful

conclusion to the war, the local travel and tourism industry is expected to recover with 1% to 2% growth in the third and fourth quarters of 2003 with even stronger growth expected in 2004.

In order to ensure a successful recovery, the Visitor & Convention Bureau of the Hilton Head Island-Bluffton Chamber of Commerce has developed a detailed marketing plan with a primary objective of "generating visitation to minimize the potential decline in tourism" through 2003. The targeted audiences include both leisure and business-oriented individuals, couples, families and groups. As a primarily drive-to destination, the Island's targeted markets include the Southeast, Midwest and Northeast markets of Atlanta, Charlotte, Greenville/Spartanburg/ Asheville, Charleston, Savannah, Washington, DC, Philadelphia, Cincinnati, and New York. The Island also intends limited promotions to air travel markets including the United Kingdom and Ireland.

Summary

Hilton Head Island is one of the nation's premier vacation and retirement destinations, which is reflected in both its demographic and economic composition. Fueled by a tourism-based market, local economic growth, which depends on business and leisure-related travel, has slowed and unemployment increased from 2000 to 2002. Population growth that occurred over the last decade is expected to continue, though at a slower pace, over the next 10 years. In general the island provides a favorable environment for real estate investment, especially if the economy enters a recovery as anticipated.

Subject Neighborhood

Governors Rd
Greenwood Gate
278
Pope Ave
Greenwood Dr
Cordillo Pkwy
Forest Beach
Dune Ln
Lawton
Hilton Head Island
Hilton Head
Island
Harbour Town
Plantation Dr
Lawton Rd
Ocean Gate
Mid Resort
Live Oak Rd
Plantation Dr
Greenwood Dr
S Sea Pines Dr
Gull Point Rd
South Beach
South Sea
Pines
Atlantic
Ocean
0 mi
0.5
1
1.5
2

Description of the Subject Neighborhood

Real estate is an immobile asset greatly affected by its surrounding environment. Within a community, there is a marked tendency toward the grouping of land uses. The areas devoted to these particular uses are termed physical neighborhoods. Shifts or changes in the neighboring environment affect properties within a given neighborhood. Neighborhood use in this context, as defined in the Appraisal Institute's *Real Estate Appraisal Terminology* is as follows:

> "A portion of a larger community, or an entire community in which there is a homogenous grouping of inhabitants, buildings, or business enterprises. Inhabitants of a neighborhood usually have a more than casual community of interest and a similarity of economic level or cultural background. Neighborhood boundaries may consist of well-defined natural or man-made barriers, or they may be more or less well-defined by a distinct change in land use or in the character of the inhabitants."

The subject property under review comprises three golf courses, a 60-room inn and conference center, all of which are located within the Sea Pines Resort on the southeastern tip of Hilton Head Island. Over the last 40 years, Hilton Head Island has established itself as a premier vacation and retirement destination and features a wide variety of residences, retail shops, eating establishments and recreational amenities, which include a number of golf courses.

The boundaries of the approximate 5,500-acre controlled-access Sea Pines Resort are Calibogue Sound, the Atlantic Ocean, Palmetto Bay Road, Pope Avenue and Cordillo Parkway. Two-lane paved roads with posted speed limits of from 20 mph to 35 mph provide vehicular access to all areas of the resort. Paved leisure trails also wind through the resort for the use by cyclists and pedestrians.

Access to Sea Pines Resort is via two gates, the Greenwood Gate and Ocean Gate. The Greenwood Gate is the primary entrance to the resort and is located off US 278, which links the island to the mainland and is the main commercial thoroughfare through Hilton Head Island. The Sea Pines Welcome Center for guest check-in and information is located just outside this gate.

A mixture of shopping centers and low-rise office and retail buildings is located on Greenwood between the resort gate and US 278. The shopping centers include Park Plaza, The Gallery of Shops, Island Crossing and Hilton Head Plaza. Tenants include two grocery stores (Publix and

Harris Teeter), Staples, Walgreens, Park Plaza Cinemas, and a number of restaurants and retail shops.

The Ocean Gate is located near the intersection of Cordillo Parkway and South Forest Beach Drive. This is a residential area that includes the Sea Pines Prep School.

Sea Pines Resort is divided into three main areas: Harbour Town, Mid Resort and South Beach.

Harbour Town Golf Links, and the Inn & Conference Center at Harbour Town are located in Harbour Town, which fronts Calibogue Sound. In addition, this area includes a variety of villas and detached single-family residences, retail shops and eating establishments. The retail establishments include a variety of offerings from fine jewelry to t-shirts and are geared toward the resort visitor. Representative shops include Bailey's LTD, Harbour Town Toys, Harbour Town Crafts, Nell's Harbour Shop, Planet Hilton Head, A Harbour Town Christmas and Match Vintage Clothing. Restaurants provide casual and upscale dining and include Harbour Town Bakery & Café, Heritage Grill, CQ's, The Crazy Crab, Quarterdeck Seafood Restaurant & Lounge, Harbourside Café, and Café Europa. The Yacht Basin and Sea Pines Racquet Club are also located in this area. Plantation Drive and Lighthouse Drive provide primary access to the Harbour Town area.

The Ocean and Sea Marsh golf courses are located in the Mid Resort area, which is located in the central portion of the resort and fronts the Atlantic Ocean. Greenwood Drive, Ocean Drive and Lighthouse Drive provide primary access to this area, which includes a variety of villas and detached single-family residences. Also in this area are the Lakeshore Restaurant and the Plantation Club, which are adjacent to the clubhouse that serves the subject golf courses. The Sea Pines Bike Shop is located adjacent to the Sea Marsh course. The Sea Pines Beach Club is also located in the Mid Resort area.

Straddling the Harbour Town and Mid Resort areas is the Sea Pines Center, a small open shopping mall that includes a number of shops and restaurants that include Truffles Café, Favors at Forsythe, Acorn Men's & Ladies' Clothing, Island Bookseller, Pacific Tall Ships, Sea Pines Wine & Spirits, Ice Creams and Coffee Beans, and Giuseppi's Pizza. The Plantation Station gas and convenience store and Liberty Bank are located on out parcels.

South Beach is located on the southeastern tip of the island and includes villas, detached single-family homes, a marina, the South Beach Marina Inn and a collection of restaurants and shops,

which have a much more casual and family-oriented feel than those located in Harbour Town. Shops and restaurants in South Beach include Salty Dog Café and Salty Dog Ice Cream Shop, Jake's Pizza, Land's End Tavern, Land & Sea Wear, Salty Dog T-Shirt Factory, The Lost Parrot and Jake's Cargo Store.

Neighborhoods typically progress through four phases: growth, stability, decline and revitalization. The Sea Pines Resort is essentially built-out with limited new development within the resort boundaries, and therefore would be classified as stable with ongoing improvements to resort amenities. In general, the subject properties are typical of a resort environment and are consistent with development throughout Hilton Head Island.

Getting Here

CALIBOGUE SOUND

HARBOUR TOWN

YACHT BASIN

SEA PINES RACQUET CLUB

HARBOUR TOWN GOLF LINKS/CLUBHOUSE CONFERENCE CENTER

THE INN AT HARBOUR TOWN

SEA PINES CENTER

LAWTON STABLES

PLANTATION

SOUTH BEACH

SOUTH BEACH MARINA VILLAGE

PLANTATION CLUB OCEAN & SEA MARSH COURSES

SEA PINES BEACH CLUB

OCEANSIDE

SEA PINES FOREST PRESERVE

OCEAN GATE

THE SEA PINES RESORT WELCOME CENTER
32 Greenwood Dr.
Check-In Here

MAIN GATE

SHIPYARD

HIGHWAY 278

CROSS ISLAND PARKWAY

BROAD CREEK

CROWNE PLAZA

ATLANTIC OCEAN

Sea Pines Resort
Hilton Head Island, SC

1-800-SEAPINES

Description of the Subject Property

The site overview is based upon a physical inspection, surveys and maps provided. In addition, other maps, municipal records and tax maps were also utilized in preparing the site description.

Location: The subject property is located on west side of Lighthouse Road, on Hilton Head Island, Beaufort County, South Carolina.

Site Size: According to the legal descriptions, the sizes of the Harbour Town properties are as follows:

Harbour Town Golf Links	136.6 Acres
Heritage Clubhouse	3.2 Acres
Heritage Driving Range	3.3 Acres
Total Golf Property	143.1 Acres
The Inn at Harbour Town	2.2 Acres
The Harbour Town Conference Center	0.9 Acres
Total:	146.6 Acres

For the purpose of valuing the land, we have considered the subject tract as one parcel, but with three separate uses on the land.

The subject tract can best be understood by looking at the survey map included in the report. The site is primarily the golf course tract, which is situated between the various parcels of land developed into single-family house lots.

Shape: The subject tract is an irregularly shaped parcel of land, which is the focal point of the surrounding residential development. . It does not appear to suffer from any shape difficulties that would cause a loss in value.

Frontage/Visibility: The subject tract has frontage along Plantation Drive, Baynard Park Road and several small streets, providing adequate visibility by local traffic in the neighborhood. Visibility is somewhat limited from Lighthouse Road, but signage directs traffic well to the course, inn, and conference center.

Access: Ingress and egress to the subject site is good. Motorists access the subject site via US Highway 278 to Greenwood Drive and Lighthouse Road. The entrance to the Harbour Town Golf Links, The Inn at


EXPLANATION OF ZONE DESIGNATIONS
ATLANTIC
NATIONAL FLOOD INSURANCE PROGRAM
FIRM
FLOOD INSURANCE RATE MAP
TOWN OF
HILTON HEAD
ISLAND,
SOUTH CAROLINA
BEAUFORT COUNTY
PANEL 6 OF 15
COMMUNITY PANEL NUMBER
MAP REVISED
SEPTEMBER 29, 1986
NATIONAL FLOOD INSURANCE PROGRAM
FIRM
FLOOD INSURANCE RATE MAP
TOWN OF
HILTON HEAD
ISLAND,
SOUTH CAROLINA
BEAUFORT COUNTY
PANEL 12 OF 15
COMMUNITY-PANEL NUMBER
450250 0012 D
MAP REVISED
SEPTEMBER 29, 1986
Federal Emergency Management Agency

Harbour Town and the Conference Center is from Lighthouse Road. The streets within the Harbour Town resort are two-lane, paved roads.

Topography/Drainage: The subject site is at street grade and is relatively flat with sandy soil.

Easements: No abnormal access, utility or drainage easements are known to encumber the site.

Traffic Count: According to the South Carolina Department of Transportation, there are two traffic count stations near the subject property. The first is on Palmetto Bay Road near SC Business 278. The 2002 average daily traffic count is 20,500 automobiles. The second location is at the intersection of Palmetto Bay Road and SC Business 278. The 2002 average daily traffic count is 30,100 automobiles.

Utilities: Public water and sewer service to the subject tract is provided by the operators of the South Island Public Service District. Electrical service is provided by the Palmetto Electric Cooperative and telephone service is provided by BellSouth and other carriers.

Land Use Controls

Zoning Restrictions

The subject tract is presently zoned PD-1, Planned Development Mixed Use. The PD-1 district is regulated by the Town of Hilton Head Zoning Department. This was confirmed by Teri M. Bourgaux, Senior Planner with the Hilton Head Zoning Department.

The PD-1 district does have restrictions relating to the overall density of the development and general restrictions on various types of uses. The existing uses on the tract include The Harbour Town Clubhouse, the Harbour Town Golf Links, the Inn at Harbour Town and the Harbour Town Conference Center. The subject property is considered a conforming use within the Sea Pines development.

Flood Plain

The subject property is situated on a barrier island along the marsh adjoining the Calibogue Sound. This area is prone to damage from hurricanes. Consequently the subject property is primarily situated within a flood zone area. As shown on the accompanying Flood Insurance Rate Map, Community Panel #450250 0012 D, the subject property is located within Zone A7. Zone A7 is

defined as an area of 100-year flood plain. The highest elevation is 15 feet. The ground floor of any structure in the area must be built at or above the base flood elevation. Any space enclosed below the base flood elevation must have at least two openings to equalize the force of floods on the walls. These spaces may only be used for parking vehicles and for limited storage. They are not allowed to be heated, cooled or to be used as habitable space. The effective date of this map is September 1977. It was revised in 1986 to reflect the incorporation of Hilton Head Island.

Environmental Assessment

A Phase I Environmental Site Assessment at Sea Pines Plantation was performed on the subject property in May 1988, and revised in September 1989. This report was performed by the Thomas & Hutton Engineering Company of Savannah, Georgia. The assessment addressed the issues of the disposal of treated wastewater and incinerated materials, the storing and handling of pesticides and other potentially hazardous materials, and the disposal of dredged material from the Harbour Town Yacht Basin to the Sea Pines Forest Reserve.

According to the Conclusions of the Phase I Environmental Site Assessment, there would not be a problem disposing of wastewater "once the wetlands disposal pipe [was] completed" and "the Sea Pines Public Service District receives approval to dispose of five (5) million gallons of treated [waste] per day." There would be no problem to use the incinerator so long as it is "operated in accordance with the permit Clean Air Standards Act." It was stated that the managers and maintainance supervisor appeared to be properly storing and handling potentially hazardous materials in accordance with the South Carolina Department of Health and Environmental Control requirements. Improvements have been made to the wash facility for the golf course maintainance equipment. This area previously received unfavorable comments. It was recommended to have this area monitored. It was also noted that the "dredge activities [did] not appear to have caused any problems" and were "completed within the confines of the issued permits."

Hazardous Materials

According to the United States Environmental Protection Agency, (USEPA), there have been no recent hazardous materials releases in the same zip code district as the subject property. As stated in the Assumptions and Limiting Conditions, we are not experts on the detection of asbestos or any other hazardous material. While we observed no obvious evidence of any other environmental problems at the subject property, we urge the client to retain an expert in this field.

Site Improvements

At the time of our inspection, improvements at the subject property include the 18-hole golf course, the golf clubhouse including the Heritage Grill with lower level cart storage area, the leased golf maintenance facility, the 60-room Inn at Harbour Town, the Harbour Town Conference Center.

Clubhouse

The two-story clubhouse contains approximately 9,000 SF of heated space, 3,000 SF of porches and patios, and a 6,000 SF lower level cart storage area. It was constructed in 1969. The clubhouse is a frame structure with synthetic plaster exterior. The clubhouse blends into the neighborhood and conforms to the Hilton Head architectural standards and color scheme.

The clubhouse includes golf pro shop, the Heritage Grill, banquet rooms, men's and women's locker rooms, restroom facilities, upper level and lower level kitchens. Both dining areas open onto decks overlooking the golf course. The following chart details the construction components of the clubhouse.

Clubhouse Construction Components

Quality of Construction:	Excellent.
Number of Stories:	Two.
Foundation:	Concrete.
Exterior Walls:	Insulated stud walls with synthetic plaster exterior walls.
Roof Structure:	Wood joists and deck.
Roof Cover:	Built-up composition flat roof and metal formed seams on mansard area.
Floor Structure:	First floor: concrete slab on ground; Second & third floors: concrete.
Floor Coverings:	Primarily carpet and pad, except ceramic tile and flagstone in restrooms and quarry tile in kitchen.
Interior Walls:	Combination of studs covered by gypsum board with paint, wallpaper and chair railing.
Ceilings:	Primarily acoustical tile in suspended grid system and painted sheetrock.
Plumbing:	Restrooms contain porcelain toilets and sinks and ceramic tile showers.
Lighting:	Combination of fluorescent, overhead bulb fixtures and recessed lighting.
HVAC:	Heat pump system.
Basement:	Cart storage area with poured concrete walls and floor.
Parking:	Asphalt paving with concrete sidewalks.
Amenities:	Concrete patio partially covered.
Furniture, Fixtures & Equipment:	The clubhouse contains high quality furniture, dining room tables, chairs, lockers, and a functionally equipped kitchen.

Heritage Room of the Harbour Town Clubhouse

The Heritage Room is located in the Harbour Town Clubhouse and overlooks the Harbour Town Golf Links. This second floor space contains 750 square feet and is ideal for small to medium-sized meetings for up to 50 guests. This space offers audiovisual services, business services, and on-site private banquet and catering capabilities. This room lacks elevator access.

The room is approximately 30 feet by 25 feet, and holds 32 persons classroom, 50 theatre, 50 banquet and 36 conference style. The site plan below shows the Heritage room in relation to the conference center and the Harbour Town Golf Course.


9TH GREEN
HARBOUR TOWN
GOLF LINKS
PUTTING GREEN
VERANDA
HERITAGE
ROOM
2ND FLOOR
VERANDA
MAIN
ENTRANCE
HERITAGE
GRILL
1ST FLOOR
VERANDA/PATIO
FOYER A
PATIO
ELEVATOR
FOYER B
PALMER
CHAMPIONS BALLROOM
WATSON A
STEWART
UNDERGROUND
PARKING
DAVIS LOVE III
BOARDROOM
WATSON B
UNDERGROUND
PARKING
IRWIN
KITCHEN

Condition and Functionality of the Clubhouse

While the clubhouse is over thirty years old, its condition is good. There are certain functional shortcomings to the building, but they are workable. In particular, there are two kitchen areas, one on each floor. This is inefficient, but the upper kitchen is used primarily for storage and the first floor kitchen is the main kitchen area. The owners have recently completed a modernization, reconfiguration, and renovation of the clubhouse. The recently renovated clubhouse is consistent with the other high quality facilities of this resort.

Golf Cart Storage

The 3,000 SF golf cart storage area is located on the lower level of the golf clubhouse. The cart storage consists of a concrete floor area with heavy electrical service to recharge the fleet of electric carts. There are large doors that open to provide access for the golf carts to enter and leave the storage area.

Golf Maintenance Facility

The golf maintenance building is a single story 16,253 square foot metal frame building with overhead doors, fluorescent lighting, finished concrete floor, metal roof and siding. The building contains a workshop area, storage area, small office and restroom. This property is leased from SP Service Area Partnership. The lease is in effect until February 28, 2015. The site is shared with the golf maintenance operation of the Ocean / Sea Marsh courses.

The Inn at Harbour Town

The following description of the improvements is based on a property inspection by the appraiser and real estate tax records. In addition, actual building plans have been provided to the appraisers.

General:

Identification:	The Inn at Harbour Town
Type:	Full-Service
Classification:	Class C, Excellent Cost Quality
Year Built:	2000
Gross Building Area:	45,407 Square Feet (Heated Area)
Stories:	Three with Underground Parking
Elevators:	Two (One for Service)
Keys:	60

Bone Structure Construction:

Foundation/Floor System:	Poured concrete footings and concrete slab.
Subfloor:	Concrete
Bearing Wall/Framing:	Masonry
Exterior Wall Cover:	Stucco with elastomeric coating.
Roof Construction/Cover:	Standing seam metal.
Windows:	Tempered and plate glass in anodized aluminum frames.
Exterior Doors:	The lobby has a commercial grade window/door wall entry system. Room doors are wood with metal frames.

Entrance System:	Card system
Deferred Maintenance:	None

Interior:

Walls:	Painted or vinyl covered.
Floors:	Excellent quality carpeting, tile and vinyl floor covering.
Ceilings:	Plaster with smooth ceiling finish.
Insulation/Soundproofing:	Presumed adequate; no special application noted.
Demising:	The first floor contains the commercial area including the lobby/registration, library, bar, multipurpose room, catering pantry and service par, station desk, two public restrooms and guest rooms. Floor two contains guestrooms, a station desk and a housekeeping room. Floor three offers guestrooms, a station desk and a fitness center.
Furniture, Fixtures & Equipment:	Guest rooms are furnished with one or two beds, nightstands, armoire, desk with chair, dual two-line speakerphone with high speed internet access, in-room refrigerator and pantry and in-room electronic safe that is large enough for a laptop computer. The hospitality suite offers a central room with sofa, lounge chairs and dining room table.
Amenities:	Lobby/registration area, bar, multipurpose room, fitness center, and each floor has a station desk that offers 24 hour butler service. The hotel has 24-hour room service, concierge service, shoe polish and pants press service, choice of morning newspapers, business services (fax, printer, copier), valet and covered parking.
Deferred Maintenance:	None

Mechanical and Plumbing Components:

HVAC:	Central HVAC system.
Plumbing:	Each guestroom and all public restroom areas have adequate plumbing fixtures to serve clientele.
Electrical:	Assumed to be adequate for the existing use.
Lighting:	Wall hung lighting in guestrooms; fluorescent lighting in hallways and bathrooms.
Fire Protection:	Sprinkler system; assumed to be adequate for the existing use.

Site/Other Improvements:

Parking/Landscaping:	Covered parking is available underneath the building in addition to on-site parking; hotel grounds are adequately landscaped.
Signage:	Street level.
Materials/Workmanship:	Excellent Quality

Analysis and Use of the Inn Improvements

The purpose of this section is to identify those physical, functional and external features which impact on the marketability and consequent rentability of the subject facility. The information evaluated in this section and the observations made will be drawn upon in the valuation sections of this report.

Physical Components

The three-story building is a concrete structure with a stucco veneer. Based upon trends in recent hotel construction within the market area and from a physical perspective, the building is rated as being in the excellent quality construction classification. Room finish, quality of construction and amenities meet and/or exceed the local hospitality market.

Functional and External Components

It is believed that the floor plan and design of the building is highly consistent with modern standards. The rooms are neither too small nor too large, there are adequate storage and housekeeping facilities, the lobby is reasonably well located with respect to the rooms and the site plan takes the best advantage of the shape of the subject land. There do not appear to be any reasons to make deductions in the depreciation category from a functional source.

Given the subject's projected operating performance within the local submarket, there is no evidence of any factors of economic/external obsolescence that would negatively affect the property or diminish its value.

Harbour Town Conference Facilities

The conference facilities are designed for small to medium sized meetings, and can accommodate up to 125 attendees in top - brass style. Meeting rooms are spacious and handsomely appointed. A variety of items are available to make meetings run smoothly: from audio-visual to fax and copying equipment.

The Harbour Town Conference Center opened in April of 2000 and offers over 6,500 SF of executive level conference space. The building adjoins the clubhouse for Harbour Town Golf Course and is within a short walk from the 60-room Inn at Harbour Town. The Conference Center offers nine different room configurations, 4,000 SF of additional outdoor function space, state-of-the-art audio/visual capabilities, complete business center, on-site dining at the Heritage Grill and full-service catering.

The table below summarizes the nine different room configurations and the space above the Harbour Town clubhouse and Heritage Grill.

Meeting Room	Dimensions	Sq. Ft	Banquet	Class	Theater	Reception	Ceiling	U	Hollow Square***
Champions Ballroom	97' x 48'	4,600	364	320	550	600*	16'	N/A	N/A
The Stewart Room	48' x 32'	1,550	132	110	190	190	16'	45	60
Watson	48' x 32'	1,550	132	110	190	190	16'	45	60
Watson A	32' x 24'	770	66	55	90	90	16'	24	32
Watson B	32' x 24'	770	66	55	90	90	16'	24	32
Palmer	32' x 24'	770	50	32	90	90	16'	24	32
Irwin	32' x 24'	770	50	32	90	90	16'	24	32
Palmer/Irwin	48' x 32'	1,550	100	100	160	160	16'	45	60
The Davis Love III Boardroom	29' x 22'	640	40	24	40	N/A	10'	18	14*
Heritage Room	30' x 25'	750	50	32	50	120**	10'	-	-
Foyer A	97' x 20'	1940	N/A	N/A	N/A	200	12'	N/A	N/A
Foyer B	72' x 10'	720	N/A	N/A	N/A	N/A	12'	N/A	N/A
Patio	25' x 34'	850	60	-	-	100	-	N/A	N/A
Veranda/Patio	-	-	120	-	-	200	-	N/A	N/A

*Includes Ballroom, Foyers A & B **Includes double Verandas *** Hollow Square is a fixed conference style table

Harbour Town Golf Links

Harbour Town, the premier golf course on Hilton Head Island opened in 1969 and since then has been the sole venue for what is now referred to as the MCI Heritage, one of the PGA TOUR's most popular events.

Designed by top golf course architect Pete Dye with Jack Nicklaus consulting, the Harbour Town Golf Links is recognized as one of the top courses in the country. In its 2003-2004 course rankings, *Golf Digest* rates Harbour Town 65th among "America's 100 Greatest Golf Courses."

The course has been ranked in the magazine's biennial top 100 in every listing since 1971. The magazine also ranks as first in the state of South Carolina, a distinction that was previously held by the Ocean Course at Kiawah Island. In addition, in its newly created ranking of "America's 100 Greatest Public Golf Courses", Golf Digest places Harbour Town in the number 10 spot.

Pete Dye supervised a $3.3+ million restoration of Harbour Town in 2000. The six-month restoration included the following: rebuilding of all greens complexes; rebuilding and expanding tee complexes to include a fourth set of tees; dredging lagoons to improve drainage; improving drainage and replacing sand in fairway and greenside bunkers; replacing all cart paths; replacing all bulkheads (a Pete Dye signature); and renovating all transition areas. Done primarily to rejuvenate the 32-year-old course, the restoration garnered praise from PGA pros and provided the impetus for Harbour Town moving up in the Golf Digest rankings from 71st to its current spot at 65th.

Harbour Town Golf Links winds through stands of pines and live oaks draped in Spanish moss. Not overly long, the tree-lined course demands accuracy from tee to green. Transition or waste areas consisting of sand, crushed rock and pine needles line most fairways under the canopy of trees. The 419 Bermuda fairways are firm and cut short, in keeping with the course's championship stature.

Greens are small by modern standards, averaging less than 4,500 square feet. The Tiff Eagle Bermuda surfaces are generally firm and fast with subtle undulations that make reading the greens difficult for even the most skilled golfers. Though the greens are small, the lack of severe sloping affords multiple cup placements, which is crucial to reducing wear.

As of the date of our inspection, the course had just been aerated and was not in top condition. In addition, recent heavy rains had left the course soggy in some areas. It also appeared that the course had not been recently mowed, more than likely because of the wet conditions. There were also bare spots on a number of tees that are due to the shade created by Harbour Town's signature trees. Switching to the more shade-tolerant Tiff Eagle Bermuda should help alleviate this problem.

Harbour Town is perhaps most noted for its par 4 - 18th hole, which skirts a marsh at the edge of Calibogue Sound and is ranked 28th in Golf Digest's listing of "America's Top Par 4 Holes." With the widely recognized Harbour Town Lighthouse as a backdrop, the 18th enjoys trademark protection.

	Yardage	Par	Course Rating	Slope Rating
Men				
Heritage	6,973	71	75.2	146
Championship	6,603	71	72.9	139
White	6,040	71	69.9	130
Women				
Green	5,208	71	70.7	124

Harbour Town Golf Links is laid out in a single fairway returning nines design. A hole-by-hole description follows.

Hole-by-Hole Description

Hole #1 **Par 4** **410** **392** **347** **321**		Tee shot is through a chute of overhanging branches that is only 20 yards wide. The fairway opens up at the landing area. Green is protected by both sand and grass bunkers.
Hole #2 **Par 5** **502** **495** **471** **424**		Slight dogleg right that has sand bunker at outside corner of the dogleg. Not overly long, the hole can be reached in two if drive is to the left side of the fairway. Otherwise trees block straight on shot into green guarded by sand bunkers.
Hole #3 **Par 4** **437** **411** **355** **315**		Trees line both sides of the fairway, necessitating a straight shot from the tee. A large sand bunker guards the front of the green, with three more positioned to the right. The small green can be hard to hold.
Hole #4 **Par 3** **200** **187** **165** **140**		A classic Pete Dye risk/reward design with water down the entire left side and behind the green. There is ample room on the right to bail out, and a hidden bunker behind the green provides a buffer against going in the water long.

Hole-by-Hole Description (continued)

Hole #5 **Par 5** **530** **511** **485** **418**		Dogleg left with sand bunkers along the fairway with a massive strategic bunker to the right and water and a greenside bunker left. A deep but narrow green falls off to the right and rear.
Hole #6 **Par 4** **419** **401** **373** **318**		Slight dogleg right with sand bunker at inside corner and along outside corner of dogleg. Sand bunkers flank the green.
Hole #7 **Par 3** **195** **172** **148** **113**		Tree-lined fairway demands accuracy to hit green that is surrounded by sand. The green is narrow but deep, placing a premium on club selection.
Hole #8 **Par 4** **470** **435** **405** **341**		Rated as the toughest hole on the course, this hole requires a well-placed drive to avoid water and strategically placed trees. Green is well guarded by sand bunkers.
Hole #9 **Par 4** **332** **322** **298** **277**		Deceptively short, this hole requires a well-placed tee shot to avoid being blocked out by trees on the left side of the fairway. The heart-shaped green is protected both in front and behind by sand.

Hole-by-Hole Description (continued)

Hole #10 **Par 4** **444** **421** **358** **326**		Dogleg left features a wide landing area with water left, but plenty of room to bail out right. Green is nestled between woods and two strategically placed bunkers.
Hole #11 **Par 4** **436** **413** **387** **322**		Tee shot through chute of trees to landing area flanked by trees and water. A tree protects the right side of the green, which is also flanked by sand bunkers.
Hole #12 **Par 4** **430** **404** **376** **292**		Tree-lined dogleg right with deep green guarded by two sand bunkers.
Hole #13 **Par 4** **373** **354** **324** **307**		Slight dogleg left that requires a tee shot positioned to the right side of the fairway to set up the approach to the green. The second shot must be played between the two large oaks to a green that has a huge cypress-banked sand bunker in front and a natural bunker to the rear.
Hole #14 **Par 3** **192** **165** **138** **107**		Features water from tee to green on the right. Overhanging trees create a small, isolated target with a small pot bunker back left.

Hole-by-Hole Description (continued)

Hole #15 **Par 5** **571** **541** **511** **421**		Dogleg left that requires careful attention to shot placement to avoid trouble that stretches from tee to green. Water is left sand bunkers sides guard both sides of the fairway and green.
Hole #16 **Par 4** **395** **361** **333** **304**		Fairly short dogleg left with sand at the inside corner of the dogleg and trees to the right. Green is well protected by sand bunkers right.
Hole #17 **Par 3** **185** **174** **152** **130**		Water down the left side and trees right require accurate tee shot to hit the green. Prevailing winds compound the difficulty. Huge sand bunker left will catch some balls before going in the water, but may leave awkward recovery shot.
Hole #18 **Par 4** **452** **444** **414** **332**		One of golf's most recognizable finishing holes due to the marshy edge of Calibogue Sound down the left side of the fairway and the Harbour Town lighthouse that provides a backdrop for the green and an aiming point off the tee. Though the marsh hugs the green on the left, the right side provides ample room to baill out though mounding can create an awkward pitch to a green that has a deep pot bunker back left. There is also a sand bunker front left.

Also associated with Harbour Town Golf Links are an approximate 18-person capacity practice range and a practice putting green.

Taxes

Real Property Taxes

The subject tract, identified as Map Parcels R550 017 00A 0106, R550 017 000 0304, R550 017 000 1116, R550 017 000 0198, and are assessed for tax purposes in Beaufort County, South Carolina based on 100% of the full market value, at a 6% assessment rate, as of the date of revaluation. In the

The real property tax rate in Beaufort County for District 550 had remained constant at $.2084 per $100 value, for the last two years. In 2002 they increased their rates to $.2202 per $100 of value. Shown below is a schedule of millage rates for the past 5 years, since the revaluation occurred.

Beaufort County

	Tax Rate	Compounded Rate
1998	.1811	-
1999	.1972	8.89%
2000	.2084	5.68%
2001	.2084	-
2002	.2202	5.66%

The compound annual average growth rate in the real property tax rates was 5.01% from 1998 to 2002. We have estimated a slightly lower, 3% tax growth rate in Year 1 and throughout the holding period.

The subject property consists of 152.73 acres according to the tax office records. The real estate property assessment for the subject property in 2002 is shown on the following chart, based on the pre-resolution assessed values. The appraised property has recently resolved a tax litigation appeal. We have noted the old assessed values as well as the new ones. However, in some cases this is misleading as the conference center value appears to have been added to the clubhouse assessment.

Values Before Litigation

Property Name	# of Acres	Land Value	Building Value	Improvements	Total	New Assessed Value After Litigation
Harbour Town GC	135.2	$6,760,000	--	7,432,200	$14,192,200	$8,374,835
Fairway	8.6	$215,000	$1,927,900	--	$2,142,900	$2,142,900
HT Driving Range	3.8	$76,000	--	--	$76,000	$76,000
HT Clubhouse, Pool, Playground*	5.13	$513,000	$5,004,900	--	$5,517,900	$5,517,900
	152.7	$7,564,000	$6,932,800	$7,432,200	$21,929,000	$16,111,635

*Includes pool and playground with is not part of our appraisal but has a minimal impact on the value.

2002 Tax Burden (pre litigation)

Land	$7,564,000.00
Buildings	$6,932,800
Improvements	$7,432,200
Total	$21,929,000
Multiplied by 6% Assessment Ratio	$1,315,740
Taxes in SC based on whole dollars	$1,315,740
Multiplied by 2002 Tax Rate	0.2202
Annual Tax Burden	$289,725.95

This would have been the tax burden, however it was under appeal. When a property is under appeal in Beaufort County, 80% of the tax is due and a tax exemption is applied until the matter is resolved. After conversation with the accounting staff at the subject and with the tax assessor's office it was determined that the 2002 actual tax burden for real property was adjusted to $215,697.35.

To compare estimate real estate taxes for the subject golf course, we have analyzed the real property assessed values of other golf courses in Beaufort County as shown below.

Property	*Tax Map No.*	*Year Built*	*Acreage*	*Number of Holes*	*Land Value Per Acre*	*Total Improvements Per Hole*	*Total Value Per Hole*
Colleton River	R600 025 000 0001	2001	348.95	18	$11,110	$739,994	$955,372
Long Cove	R550 011 00A 0231	2001	144.29	18	$20,000	$398,189	$558,511
Indigo Run Asset	R510 007 00A 0246	1993	213.84	18	$16,609	$471,938	$576,272
Indigo Run LTD	R510 007 00C 0218	1995	177.58	18	$20,000	$471,938	$669,249
Wexford Plant	R550 015 00D 0239	1984	185.85	18	$20,000	$373,327	$579,827
Subject Property	**Various**	**1969**	**152.73**	**18**	**$49,525**	**$412,900**	**$999,600**

The indicated total improvement tax value per hole ranges from $558,511 to $955,372. The subject property is above the high end of the range of improvement values and much higher than the other land values of the comparables. The subject taxes have been appealed. Eighty percent of the tax bill was paid, in anticipation of a 20% tax reduction. The appeal and litigation were resolved in 2002. We have based the Year 1 tax burden on these revised numbers

Personal Property Taxes

Personal property for the subject property is assessed for tax purposes in South Carolina based on 10.5% of the depreciated value as of the date of revaluation. This current assessed value is

$454,126. Personal property in South Carolina in 2002 was taxed at 220.2 per $1,000 value that is equal to a millage rate of 0.2202. This would have been an estimated $10,499.14 for 2002. The personal property tax burden for Year 1 for the subject property is estimated as follows:

Listed Personal Property	$454,126
Multiplied by 10.5% rate	$47,683.20
Rounded to the Nearest Whole Dollar	$47,683.00
Multiplied by Estimated Year 1 Tax Rate	0.2268
Estimated Year 1 Tax Burden	$10,814.50

Tax Analysis Conclusion

Based on the analysis of other golf courses within Beaufort County previously discussed, we estimate the following total tax burden for the subject property as follows. We have used an estimated Year 1 millage rate $0.2268, which represents a 3% growth rate

New Assessed Value after Litigation	$16,111,635.00
Multiplied by 6% Assessment Ratio	$966,698.10
Taxes in SC based on whole dollars	$966,698.00
Multiplied by Estimated Year 1 Tax Rate	0.2268
Estimated Year 1 Real Property Tax Burden	$219,247.11
Estimated Year 1 Business Personal Property Tax Burden	$10,814.50
Total Estimated Year 1 Tax Burden	$230,061.61

Rounded to: **$229,500**

Since the clubhouse parcel includes the pool and other minor amenities, we have rounded the anticipated tax burden to $229,500.

The Conference Center and The Inn at Harbour Town Taxes

The Inn at Harbour Town is identified as Parcel R550 017 000 1098 TX00 and is valued at $4,050,190 with an assessment of $243,011.00. This equates to a tax burden of $53,511 in 2002. Based on our estimate of tax rate increase this will calculate to an estimated tax burden in Year 1 of $55,114.89.

The personal property tax is identified as having a depreciated value of $1,615,201. The assessment rate for personal property is 10.5%. This indicates that for 2002 the tax burden was $37,345. The calculation is shown in the following chart.

Total	$1,615,201.00
Multiplied by 10.5% Assessment Ratio	$169.596.11
Taxes in SC based on whole dollars	$169,596.00
Multiplied by 2002 Tax Rate	.2202
Annual Tax Burden	**$37,653.73**

The Conference Center at Harbour Town's real property appears to have been included in the real property assessment for the Harbour Town Clubhouse. However, the personal property is identified at having a value of $4,715.00. This equates to a tax burden of $109.00 in 2002.

The estimated business personal property tax for Year 1 is shown in the following chart.

Total ($1,615,201.00 + 4,715.00)	$1,619,916
Multiplied by 10.5% Assessment Ratio	$170,091.18
Taxes in SC based on whole dollars	$170,091.00
Multiplied by 2002 Tax Rate	.2268
Annual Tax Burden	**$38,576.68**

Tax Analysis Conclusion

As previously shown we anticipate that the Year 1 taxes for the Conference Center and the Inn at Harbour Town will be $93,691.57 ($55,114.89 + $38,576.68).

Rounded to $94,000.00




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Rounds Played in the United States

(Rounds in millions)

	2002	2001	2000	Percent Change 2001-2002
Total U.S.	502.4	518.1	518.4	-3.0%
Region				
1. Northeast	67.6	71.1	69.4	-4.9%
2. Mid Atlantic	30.9	31.7	30.6	-2.5%
3. Southeast	62.5	65.8	64.8	-5.1%
4. Central/South Florida	36.6	36.5	35.4	0.3%
5. Gulf Coast	29.2	28.8	29.2	1.4%
6. South Central	32.5	32.5	32.2	-0.1%
7. Lower Midwest	85.6	90.5	92.3	-5.4%
8. Upper Midwest	52.6	55.0	58.3	-4.4%
9. Mountain	19.2	19.7	18.4	-2.3%
10. Southwest	64.4	64.5	65.0	-0.2%
11. Northwest	21.4	22.0	22.7	-2.7%
Facility Type				
9-Hole	113.7	117.6	123.4	-3.3%
18-Hole	300.5	310.7	306.9	-3.3%
27+ Hole	88.2	89.8	88.1	-1.8%
Access Type				
Public	377.4	388.9	390.1	-3.0%
Private	125.1	129.2	128.3	-3.2%
Price Point (1)				
Premium	106.1	110.1	106.7	-3.6%
Standard	222.8	226.2	229.0	-1.5%
Value	173.5	181.8	182.7	-4.5%

(1) For each region, facilities fall into one of three categories based on green fees:
Premium (High) – 80th-99th percentiles
Standard (Middle) – 40th-79th percentiles
Value (Low) – 1st-39th percentiles

Golf Trends and Market Analysis

This section of the report overviews national and regional supply and demand trends and assesses current and future demand for golf in the local competitive market. It examines the subject property's demand and revenue potential in light of current market conditions and foreseeable future occurrences that might impact demand potential. We use this information to make our projections of demand and the derived revenue for the subject during an eight-year period subsequent to our inspection date.

National Golf Supply and Demand Trends

Over the last decade the most significant trends within the U.S. golf market were the record-setting pace of new golf course construction and the leveling off of golf participation.

From 1993 through 2002, 3,923 golf courses opened across the nation, an average of about 436 per year. By comparison, prior to 1990, golf courses opened at the rate of about 150 per year.

While golf course construction was booming throughout the 1990s, the golf participation rate of Americans aged 12 and above stagnated. Bottoming out at 11.3% in 1996, the golf participation rate has not risen above 12% since 1990. Minimal increases in the number of golfers over the past decade have been due primarily to the underlying growth in the U.S. population. The NGF estimates there were approximately 27.6 million golfers (aged 12 and above) in 2001.

In 2003 the National Golf Foundation, together with the National Golf Course Owners Association (NGCOA), surveyed nearly 16,000 regulation-length golf facilities, of which approximately 2,300 responded. The results were used to project 2002 annual rounds played nationally and by geographic region. The results, shown on the facing page, indicate that overall rounds decreased by approximately 3% from 2001 to 2002. Since 2000, rounds have decreased from an estimated 518.4 million to 502.4 million.

Sixty-one percent of the facilities surveyed posted a decline in rounds in 2002. Leading factors contributing to a decrease were weather, the economy and increased competition. The 28% of facilities that reported increases in rounds over 2001 cited weather, improved course condition, enhanced advertising and marketing, and improved management as the primary contributing factors.

The Economy and September 11th, 2001

By the year 2000, the industry had to face the harsh reality of two opposing forces at work in the industry: a golfer population that was not growing as projected and seemingly unchecked golf

course development. This scenario created areas that were oversupplied with golf courses, many of which resorted to nothing short of price wars to boost market share. Then, as the economy slowed during 2001, the golf industry watched anxiously as fears of a pending recession led to decreasing consumer confidence. It was believed that the economic picture would mean further declining demand for both equipment and tee times.

However, despite the gloomy outlook that prevailed throughout 2001, the industry remained cautiously optimistic that the overall impact of the economic slowdown on golf would be minimal. This was based on what happened during the recession of the early 1990s when the industry proved to be recession resistant with no appreciable drop in demand at the national level. In fact, an article published in *Golf Business* (March 2001) presents the argument that a slowdown would be the impetus to run more efficient, market-oriented operations rather than relying on the notion of "build it and they will come" that prevailed throughout the 1990s. Another positive outcome of an economic slowdown would be the tightening of money available for new construction financing, putting constraints on what many view as an overactive development pipeline that, if left unchecked, could lead to further oversupply.

Since 2000, golf course construction has given way to market forces created by oversupply, the sluggish economy and a tightening of credit available for new construction. After a record-setting 524 openings in 2000, the number of new courses opening dropped to 377 in 2001 and to 292 in 2002.

The events of September 11th, 2001 changed America and the way Americans viewed the world. A new wave of patriotism swept through the nation. The War on Terrorism held the country's attention and pervaded its collective consciousness; liberties that had been taken for granted were called into question.

At the same time, consumer confidence in an economy that had stalled in 2000 plummeted, reaching record lows in the months that followed. The state of the already beleaguered airline industry worsened as consumers opted for safer and less inconvenient modes of travel. Major airlines faced bankruptcy or worse. Falling stock prices contributed to declining wealth and depleted retirement funds. High-profile corporate scandals at some of the nation's largest firms further eroded consumer confidence in the free-market system. As a result, the SEC reevaluated rules that apply to earnings reporting and the relationship of stock analysts and investment bankers. The Fed continued its policy of lowering interest rates to give the economy a much-needed shot in the arm in the face of layoffs and the persistent bear financial markets. The Bush Administration weighed in with a promise of tax cuts to stimulate the economy. War in the Middle East loomed.

More than 21 months after September 11th, 2001, the country is showing signs of emerging from the doldrums that have persisted since that day. The terrifying events that rocked the nation have for many faded into the past. Airline travel has been made ostensibly safer, and Americans have become, for the most part, resigned to the inconvenience of added security measures. Nonetheless, air passenger revenues in 2002 were 26% below pre-9/11 levels. Though the country remains on alert for terrorist attacks, none have materialized on American soil. The U.S. has conducted a quick and successful war in the Middle East. However, a shaky post-war peace that has been marred by looting and continued isolated attacks on U.S. troops is forestalling a hoped-for economic recovery.

Nonetheless, economists remain optimistic that a recovery from the three-year long downturn is in the making. Since the end of the War, the stock market has responded with a buying spree that has created a more bullish atmosphere. Just as importantly, consumers seem to agree. In its latest release, the Conference Board reports that the Consumer Confidence Index rose sharply in April 2003 and again in May. The Index now stands at 83.8, up from 61.4 in March. In addition, the percentage of consumers that anticipate an improvement in business conditions over the next six months rose from 13.0% in March to 18.9% in April and to 22.8% in May.

Regional and State Golf Data

Examining national trends in golf course supply and demand provides a general overview of the present and future of golf. It also provides a context for taking a closer look at regional and state variations that may or may not exactly mirror national trends. Therefore, in the following paragraphs we look at available regional, state, and local area golf data.

South Atlantic Region

According to the NGF year-end 2002 inventory, the South Atlantic region had 3,081 golf facilities. Approximately 67% of these courses were public.

The NGF/NGCOA survey reports that golf facilities in the Southeast region, which includes South Carolina and other South Atlantic states, recorded an estimated 62.5 million rounds in 2002, a 5.1% decline over 2001. The top reasons for decreases, as indicated by the survey respondents, include economy, (60%), weather (40%), and too many courses (15%).

South Carolina State Data

NGF reports that South Carolina had 364 golf facilities as of year-end 2002, representing approximately 12% of the total facility supply in the nine-state South Atlantic Region. Most of

Regional Resort Competitive Market

NORTH CAROLINA

Wilmington

North Myrtle Beach

Myrtle Beach

Georgetown

Hilton Head Island

Brunswick

Beaufort

Atlantic Ocean

0 mi 50 100 150 200

NGF reports that South Carolina had 364 golf facilities as of year-end 2002, representing approximately 12% of the total facility supply in the nine-state South Atlantic Region. Most of these are concentrated along the coastal areas stretching from Myrtle Beach to Hilton Head Island. Of the current supply, approximately 72% are open to the public. South Carolina ranks fourteenth nationally and fourth regionally in terms of total golf facility supply.

Competitive Golf Market

The subject is a golf destination resort that includes three golf courses, lodging, meeting facilities and additional amenities such as tennis, swimming and beach access. As such, it competes not only locally but also nationally and regionally with other golf destination resorts for both resort/vacation demand and conference/meeting demand. Therefore, the competitive golf market includes these resorts as well as golf courses located within the local market.

Regional Golf Destination Resort Market

Though the subject competes with golf destination resorts located throughout the U.S., the most direct competition comes from premier destination resorts located in the South Atlantic states. Consequently, we have included brief overviews of selected properties that have been singled out by the subject as primary regional competitors. These are Pinehurst Resort & Country Club (North Carolina), Kiawah Island Resort (South Carolina), Wild Dunes Resort (South Carolina), Sea Island (Georgia), and Amelia Island Plantation (Florida).

The facing map shows the locations of these properties and the subject.

The Pinehurst Resort & Country Club

The Pinehurst Resort & Country Club is considered the crown jewel of North Carolina resorts. The centerpieces of the resort are world famous Pinehurst #2, the site of the 1999 U.S. Open Championship, and the Carolina, the largest wooden hotel in North Carolina. Pinehurst Resort & Country Club is located in the Village of Pinehurst near the junction of US 15/501 and US 1 in the Sandhills region of south central North Carolina.



The Carolina originally opened on January 1, 1901 and was soon dubbed the "Queen of the South." Since then the resort has received numerous accolades and continues

Award in 1999. Also in 1999, *Meetings and Conventions* magazine selected Pinehurst for its Gold Key Award and *Corporate & Incentive Travel* bestowed its Greens of Distinction Award. In addition, the Carolina has received the National Historic Landmark designation from the U.S. Department of the Interior.

The Carolina includes 210 guestrooms and 12 suites. Also a premier destination for meetings and conferences, the hotel has 24 meeting/banquet rooms providing over 22,000 square feet of meeting space, plus an additional 6,900 square feet of pre-function space and a 14,000 square foot exhibit hall.

The Carolina offers a number of social and golf packages. Rates are highest during spring and fall and surcharges apply for playing Courses 2, 7, and 8.

Additional accommodations for resort guests are located off-property in the Village of Pinehurst. These include the Holly Inn and the Manor Inn. Originally opened toward the end of the nineteenth century, the Holly Inn was completely restored in 2000 and features 77 deluxe guestrooms, eight suites and four meeting rooms. The Manor Inn has 45 guestrooms and one small meeting room.

In addition to the hotel and inns, Pinehurst offers a number of villas located on the grounds of the Carolina and two- and three-bedroom condominiums located on the fairways of courses Number 3 and Number 5 and on Lake Pinehurst.

The Pinehurst Resort & Country Club features eight signature golf courses.

No. 1	Designed by Donald Ross and opened in 1899, this is the original course and measures 5,780 yards
No. 2	Designed by Donald Ross and opened in 1907, this is rated one of the Top Ten courses in the world and has been the site of numerous top professional and annual events including the 1999 U.S. Open. The course measures 7,020 yards.
No. 3	Designed by Donald Ross and opened in 1910, this course measures 5,593 yards.
No. 4	Designed by Donald Ross and opened in 1919, this course was updated by Robert Trent Jones. Completely reconstructed by Tom Fazio in 1999
No. 5	Designed by Ellis Maples and opened in 1961, this course measures 6,827 yards.
No. 6	Designed by Tom Fazio and opened in 1979, this course measures 7,157 yards. Separate from the main clubhouse.
No. 7	Designed by Rees Jones and opened in 1986, this course measures 7,114 yards. Separate from the main clubhouse.
No. 8	Designed by Tom Fazio and opened in 1996, this course measures 7,092 yards. Separate from the main clubhouse.

Three of the resort's courses are listed in *Golf Digest*'s ranking of top 100 public courses in the U.S. Pinehurst No. 2 leads the way with a number 2 ranking. Courses No. 8 and No. 4 weigh in at 57th and 71st, respectively.

Recent plans to construct an additional 36 holes were scrapped due to the prevailing economic conditions and the soft golf market.

Professional and amateur tournaments that have been held at Pinehurst include the following:

U.S. Open Championship 1999	North and South Men's and Women's Amateur
U.S. Senior Open Championship 1994	U.S. Amateur Championship 1962
The TOUR Championship 1991, 1992	Ninth Biennial Ryder Cup Matches 1951
U.S. Women's Amateur Championship 1989	PGA Championship 1936
Hall of Fame Classic 1973-1982	North and South Open Championship 1902-1951

In addition to its eight golf courses, the Pinehurst Resort & Country Club features the Pinehurst Golf Advantage School, the Pinehurst Tennis Club with 18 Har-Tru and six hard courts, croquet and lawn bowling, five outdoor swimming pools, and 200-acre Lake Pinehurst. Dining options range from the formal Carolina Dining Room located in the Carolina Hotel to the more casual restaurants located in the golf course clubhouses. The amenities package grew in 2002 to include 31,000 square foot spa that has 28 treatment rooms, lap pool, whirlpool and fitness center.

Kiawah Island Resort

Kiawah Island Resort is located approximately 20 miles south of Charleston on one of the South Carolina coast's many barrier islands. Originally developed in the 1970s, the resort gained worldwide recognition when The Ocean Course, one of five courses operated by the resort, hosted the 1991 Ryder Cup Matches, the so-called "War by the Shore."

Kiawah offers guests the option of staying at the 150-room Kiawah Island Inn or in one of 360 villas and homes. The Inn consists of two lodges overlooking the Atlantic Ocean affording each guest an ocean view from a private balcony. The villas and homes are located throughout the resort and overlook the ocean, lagoons, fairways or woodland settings. Villas offer from one to four bedrooms and homes from three to five.

An additional 225 rooms will be available to resort guests when The Sanctuary at Kiawah Island opens in 2004. The oceanfront boutique hotel will offer, in addition to the luxury guestrooms and suites, 18,000 square feet of meeting space, a 110-seat fine dining room and a 160-seat casual dining room. The Sanctuary is currently under construction.

Meetings at Kiawah Island are currently accommodated at the East Beach Conference Center located on the east end of the ten-mile long island. The conference center features the 6,960 square foot Governor's Hall, which can seat up to 800 persons auditorium style or 500 persons banquet style. The Hall is surrounded by a number of smaller rooms that can accommodate 35 to 72 people in an auditorium setting or 20 to 50 for a banquet.

Kiawah Island features five golf courses, each designed by a different golf course architect and each featuring its own clubhouse and golf pro shop. Three of the courses are ranked on *Golf Digest's* list of "America's Top Resort Golf Courses" and *Conde Nast Traveler* recently listed the resort among the top "50 Golf Resorts Worldwide."

The Ocean Course, designed by Pete Dye, one of America's premier golf course architects, ranks 67th on Golf Digest's list of "America's 100 Greatest Golf Courses" and 12th on the magazine's listing of top 100 public courses. Long and difficult, The Ocean Course hosted the 1991 Ryder Cup Matches and the 1997 World Cup of Golf, which it will host again in 2003. All 18 holes offer views of the Atlantic Ocean and the prevailing wind coming off the ocean can wreak havoc with even the most skilled golfer's game and nerves.

Turtle Point, designed by Jack Nicklaus and opened in 1981, completed an extensive renovation in 2000 that included rebuilding greens and tees, upgrading the irrigation, rebuilding the practice range to include a state-of-the-art teaching facility, and a new clubhouse that opened in late 2001. The course has hosted such tournaments as the Carolinas' Amateur, the Carolinas' PGA, the South Carolina Amateur and the 1990 PGA Cup Matches. Three holes on the course play along the Atlantic Ocean.

Cougar Point, originally designed by former PGA TOUR golfer Gary Player in the late 1970s, features holes that play along broad expanses of tidal marsh. Gary Player completely redesigned the course in 1996.

Osprey Point was designed by Tom Fazio, considered one of America's best contemporary golf course architects. Typical of Fazio designs, Osprey Point is both challenging and forgiving, making it a favorite with resort members and guests. The course is ranked in *Golf Digest's* "America's Top 75 Resort Courses."

Oak Point is the only Kiawah course not actually located on Kiawah Island. Opened in 1989 and designed by Clyde Johnston, Oak Point is a Scottish-American style course bordering Haulover Creek and the Kiawah River. Golf Magazine has rated Oak Point among "America's Best."

Oak Point is the only Kiawah course not actually located on Kiawah Island. Opened in 1989 and designed by Clyde Johnston, Oak Point is a Scottish-American style course bordering Haulover Creek and the Kiawah River. Golf Magazine has rated Oak Point among "America's Best."

In addition to world-class golf, Kiawah Island Resorts features two top-rated tennis complexes with a total of 23 composition clay courts and five hard courts, three of which are lighted. Tennis magazine ranked Kiawah as on of the "Top Ten Greatest U.S. Tennis Resorts" in 1996, 1998 and 1999.

Amelia Island Plantation

Amelia Island Plantation is Florida's premier AAA-rated Four Diamond destination resort. It is located on Amelia Island off the northeastern coast of Florida approximately 35 miles north of Jacksonville. The 1,350-acre property overlooks the Atlantic Ocean on the east and green marshland and the Intracoastal Waterway on the west.

The ocean view Amelia Inn & Beach Club offers 249 luxury hotel rooms with private ocean-facing balconies, as well as a two-tiered pool deck. The Villas of Amelia offer 418 ocean and resort view hotel rooms in one-, two- and three-bedroom villas. Many have ocean views or line the fairways while others adjoin the tennis courts at Racquet Park or overlook the relaxing marsh.

Amelia Island Plantation features more than 49,000 square feet of versatile function space to accommodate banquets, conferences and theme parties ranging in size from 20 to 1,000 guests. These are located throughout the resort and include the Amelia Inn and Executive Conference Centers with more than 30,000 square feet of meeting space, the 8,000 square foot Racquet Park Conference Center, and the 10,000 square foot Grand Pavilion.

Amelia Island Plantation has three 18-hole championship caliber golf courses and was named a "Silver Medal Golf Resort" by *Golf Magazine*.

The Oak Marsh Course, designed by Pete Dye and opened in 1972, features tight fairways that meander along the coastal salt marshes. Oak Marsh hosted the 1988 Women's Mid Amateur, the 1991 PGA Section Championship and the 1992 Society of Seniors Championship. It has been included in *Golf Digest's* "Top 75 Resort Courses in the U.S."



Bobby Weed, who has worked on a number of the PGA TOUR's TPC layouts, designed the Ocean Links course. This 6,300 yard course winds along a coastal dune and features lagoons and marsh wetlands on 10 of the 18 holes.

Long Point, designed by Tom Fazio, lies among marshlands and towering sand dunes. Primarily a Club Members' course, Long Point is also open to resort guests who may reserve tee times one day in advance.

Other amenities at Amelia Island Plantation include 23 Har-Tru clay tennis courts, deep-sea fishing, day-cruises and beaches. Dining options include the formal Amelia Inn Dining Room and the more casual Golf Shop Restaurant, Verandah Restaurant and The Coop. A Pevonia® Institute Spa, which opened in 2001, is the latest addition to the amenities package.

Wild Dunes Resort

The 1,600-acre Wild Dunes Resort lies approximately 15 miles north of Charleston on the northern tip of the Isle of Palms, a barrier island off the South Carolina coast. A Mobile Four-Star Resort, Wild Dunes offers a variety of rental lodging, two Tom Fazio-designed golf courses, 17 Har-Tru tennis courts, over 20 swimming pools, meeting facilities and over two miles of beaches.



Wild Dunes offers a variety of lodging options, which include numerous villas and homes and the Boardwalk Inn. The villas and homes located throughout the resort property offer from one to six bedrooms and all have full kitchens and laundry facilities. The AAA-rated Four Diamond Boardwalk Inn, which opened in 1998, features 93 guestrooms and suites and includes a restaurant, lounge and pool complex. It is located across from the Harbor Links clubhouse and just a short walk from the beach.

Wild Dunes Resort offers more than 16,000 square feet of meeting space located in three separate facilities. The main meeting facility, the recently renovated Island House Conference Center, has several separate meeting rooms with the largest single room capable of holding of 450 people. Two oceanfront villa complexes provide additional space as does the Boardwalk Inn. In addition, the oceanfront Grand Pavilion can accommodate up to 800 people for outdoor functions.

Wild Dunes offers two championship caliber golf courses designed by Tom Fazio. The Links Course opened in 1981 and features rolling fairways, massive hump-backed sand dunes, and two

courses. The Harbor Course opened in 1986 has water in play nearly every hole as fairways skirt saltwater marshes, lagoons and the Intracoastal Waterway.

Sea Island

Sea Island is a private five-mile-long coastal resort island surrounded by the Atlantic Ocean on the east and separated from mainland Georgia by wide salt marshes, St. Simons Island and the Intracoastal Waterway. It lies approximately halfway between Savannah, Georgia and Jacksonville, Florida. The resort includes lodging, meeting facilities, three championship golf courses, and other recreational amenities.

Accommodations at Sea Island are centered on The Cloister, a 75-year-old hotel designed by Addison Mizner. In addition to the historic hotel, there are a number of houses that offer a variety of accommodations from standard guestrooms to parlor suites. Some of these are located oceanfront, while others are conveniently located on neighborhood streets within the resort's interior. A total of 286 rooms and suites are available.

Sea Island offers eighteen meeting rooms providing more than 20,000 square feet of meeting space located in three facilities. Primary among these is the Plantation Center, a state-of-the-art meeting facility that totals 15,780 square feet and includes an 11,000 square foot divisible ballroom that can accommodate banquets for up to 600 persons. Adjacent to the Center, the Plantation House offers six additional meeting rooms for a total 2,500 square feet of space. The oceanfront Beach Club provides facilities for indoor and outdoor events.

The Sea Island Golf Club features three championship golf courses, all of which have been renovated. Rees Jones redesigned the original course, the Plantation course, in 1998. Tom Fazio oversaw the redesign of the Seaside Course in 1999. The Retreat Course was recently renovated by PGA TOUR player and Sea Island resident Davis Love III. The Seaside Course is ranked 32nd in the *Golf Digest* "America's 100 Greatest Public Golf Courses" listing.

Additional amenities at Sea Island include 25 Har-Tru tennis courts, Sea Island Shooting School, sporting clay fields and skeet ranges, Sea Island Spa and beach access.

Summary

Of all the resorts shown, Kiawah Island Resort is the subject's most direct competitor, primarily due to its location in the South Carolina Low Country and the quality of its golf courses. In going head-to-head with Kiawah, the subject has some competitive advantages.

Local Competitive Market Courses

Hilton Head National Golf Club
Old South Golf Links
Golden Bear Golf Club
Bluffton
46
278
SOUTH CAROLINA
Seabrook Dr
Cross Island Pkwy
Hilton Head Island
Greenwood Dr
Pope Ave
St. Phillips Island
Atlantic Ocean
0 mi 2 4 6

One advantage is the subject's Harbour Town Golf Links. Though Kiawah is also famous for its high-profile Ocean Course, Harbour Town receives worldwide attention each April through the televised The MCI Heritage. Also, due to this annual exposure, Harbour Town has one of the most widely recognized holes in golf, the 18th with its view of Calibogue Sound and its backdrop of the Liberty Oak Lighthouse. This has helped put the resort definitively on vacation and meeting planners' maps.

The subject also has the advantage of easier accessibility both by air and by car. Though both are primarily drive-to destinations, the subject has better air access via Savannah/Hilton Head International and the Hilton Head Airport. Kiawah Island is somewhat more remote with air service through Charleston. Vehicular access to Kiawah is limited to a narrow two-lane road, while the subject enjoys access via four-lane highways that provide a direct route from I-95.

Local Competitive Golf Market

According to the National Golf Foundation, there are 45 golf facilities located throughout Beaufort County. Of these, 22, or approximately 50%, are located on Hilton Head Island. Though all of these facilities compete for golf demand from residents and tourists, we have limited our discussion of the competitive market to a few facilities that are most comparable to the subject golf courses in terms of fee structure and the overall quality of the course layout and conditioning. These include the four golf facilities shown below, two of which are located on the mainland in Bluffton, and two are on Hilton Head Island.

Golden Bear Golf Club
72 Golden Bear Way
Hilton Head Island, 29926

Hilton Head National
60 Hilton Head National Drive
Bluffton, 29910

Old South Golf Links
50 Buckingham Plantation Drive
Bluffton, 29910

Palmetto Dunes Resort
7 Trent Jones Lane
Hilton Head Island, 29928

The map on the facing page shows the approximate location of these facilities in relation to the subject. The charts on the following pages summarize pertinent characteristics of each.

Sea Pines Resort – Harbour Town (Subject Property)



Identification		
Location	Hilton Head Island	Cut through pines and live oaks, course is tight and places a premium on shot making and course management. Transition/waste areas flank the narrow fairways. Greens are small and undulating.
Type of Course	Resort	
Designer	Pete Dye/Jack Nicklaus	
Year Opened	1969	
Holes	18	
Yardage	6,973	
Par	71	
Course Rating	75.2	
Slope Rating	146	
Fairways	Bermuda	
Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
Resort Guests	$200.00	$200.00
Daily Fee	$250.00	$250.00

Rounds Played 2002 – 38,194

Amenities Clubhouse with golf pro shop and restaurant; practice facilities

Sea Pines Resort – Ocean (Subject Property)



Identification		
Location	Hilton Head Island	Originally designed by the late George Cobb, the course was completed redesigned by PGA TOUR player Mark McCumber in 1995. Fairways are tree-lined and water and/or sand come into play on every hole.
Type of Course	Resort	
Designer	Mark McCumber	
Year Opened	1961/1985	
Holes	18	
Yardage	6,906	
Par	72	
Course Rating	72.8	
Slope Rating	133	
Fairways	Bermuda	
Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
Resort Guests	$84.00	$97.00
Daily Fee	$95.00	$114.00

Rounds Played 2002 – 86,170 (includes Sea Marsh Course)

Amenities Clubhouse with golf pro shop and restaurant; practice facilities

Sea Pines Resort – Sea Marsh (Subject Property)



Identification

Location	Hilton Head Island	Not overly long, the course is player friendly with wide open tree-lined fairways. Lagoons and marshes come into play on several holes. Greens are medium-sized, well-bunkered and generally slope back to front. Clyde Johnston renovated course in 1991.
Type of Course	Resort	
Designer	George Cobb	
Year Opened	1964	
Holes	18	
Yardage	6,515	
Par	72	
Course Rating	70.0	
Slope Rating	120	
Fairways	Bermuda	
Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
Resort Guests	$73.00	$90.00
Daily Fee	$84.00	$104.00

Rounds Played 2002 – 86,170 (includes Ocean Course)

Amenities Clubhouse with golf pro shop and restaurant; practice facilities

Golden Bear Golf Club



Description		
Location	Hilton Head Island	
Type of Course	Semi-Private	
Designer	Jack Nicklaus	
Year Opened	1992	Course demands finesse and course management skills. Water comes into play on several holes. Fairways and greens are well bunkered.
Holes	18	
Yardage	7,014	
Par	72	
Course Rating	73.7	
Slope Rating	132	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$82.00	$99.00

Estimated Rounds Played 2002 – 51,000

Amenities Clubhouse with golf pro shop and grill; practice facilities

Old South Golf Links



Description

Location	Bluffton	Features rolling links-style terrain, three island greens and a number of holes that play along the marshes of May River. Greens are generally flat and the landing areas are generous.
Type of Course	Daily Fee	
Designer	Clyde Johnston	
Year Opened	1991	
Holes	18	
Yardage	6,772	
Par	72	
Course Rating	72.4	
Slope Rating	129	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$78.00	$92.00

Estimated Rounds Played 2002 – 36,500

Amenities Clubhouse with golf pro shop and grill; practice facilities

Palmetto Dunes Resort – Arthur Hills Course



Identification		
Location	Hilton Head Island	Undulating tree-lined fairways are shaped to follow the natural contours of the terrain. The medium-sized greens are somewhat undulating. Water comes into play on several holes
Type of Course	Resort	
Designer	Arthur Hills	
Year Opened	1991	
Holes	18	
Yardage	6,651	
Par	72	
Course Rating	71.4	
Slope Rating	132	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$105.00	$125.00

Estimated Rounds Played 2002 – 52,000

Amenities Clubhouse with golf pro shop and grill; practice facilities

Hilton Head National – National/Player Course



Identification				
Location	Bluffton			
Type of Course	Daily Fee			
	The National/ The Player	**The Player/ The Weed**	**The Weed/ The National**	Not overly long, courses demand accuracy over length. Fairways are tree-lined and feature water, wetlands and sand bunkering.
Designer	Gary Player	Gary Player/ Bobby Weed	Bobby Weed/ Gary Player	
Year Opened	1989	1989/1999	1989/1999	
Holes	18	18	18	
Yardage	6,659	6,655	6,718	
Par	71	72	71	
Course Rating	72.8	72.7	72.7	
Slope Rating	135	135	131	
Fairways/Greens	Bermuda	Bermuda	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$68.00	$94.00

Estimated Rounds Played 2002 – 52,000

Amenities Clubhouse with golf pro shop and grill; practice facilities

Palmetto Dunes Resort – George Fazio Course



Identification		
Location	Hilton Head Island	Front nine is fairly wide open with gently rolling fairways. Back nine is tighter and demands accuracy for optimal positioning.
Type of Course	Resort	
Designer	George Fazio	
Year Opened	1969	
Holes	18	
Yardage	6,873	
Par	70	
Course Rating	73.9	
Slope Rating	132	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$105.00	$125.00

Estimated Rounds Played 2002 – 48,000

Amenities Clubhouse with golf pro shop and grill

Palmetto Dunes Resort – Robert Trent Jones Course



Identification		
Location	Hilton Head Island	Links-style design that plays toward the ocean. Greens are large and somewhat undulating. Terrain is generally flat with subtle elevation changes and wide fairways. Water comes into play on 11 holes. Renovation in 2002 resurfaced greens and rebuilt bunkers.
Type of Course	Resort	
Designer	Robert Trent Jones, Sr.	
Year Opened	1967	
Holes	18	
Yardage	7,005	
Par	72	
Course Rating	74.3	
Slope Rating	138	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$105.00	$125.00

Estimated Rounds Played 2002 – closed for renovation

Amenities Clubhouse with golf pro shop and grill; practice facilities

General

Hilton Head Island is one of a number of resort areas located along the southeastern seaboard. It combines ocean, golf, shopping and a proximity to both Charleston and Savannah to attract year-round visitors. In addition, the area attracts seasonal residents who go to the area to enjoy the mild winters. The golf courses in the competitive market cater primarily to these visitors and seasonal residents.

With the exception of Old South and Hilton Head National, which are located on the mainland, all of the courses are located on Hilton Head Island and within a residential and/or resort development. Typically the resort component comprises hotel rooms, timeshares, villas, and private homes. The subject property is the only one of the resorts that owns both the on-site lodging offerings and the golf amenities.

Golden Bear and the Palmetto Dunes courses offer membership programs. At Golden Bear, these memberships are limited to Indigo Run property owners. However, since the subject does not offer memberships, we did not acquire membership data from either facility.

Daily Playing Fees

As a vacation destination, golf in the area is highly seasonal with the bulk of play occurring in the spring and fall. Fees charged by the different courses reflect this seasonality with the highest fees assessed during the peak spring and fall months and the lowest during summer and in early to mid winter. The following chart shows a comparison of the daily playing fees charged at the time of our field research and for peak season 2003. All fees shown include golf car rental.

	Current	Peak Season
Subject Property		
Harbour Town Golf Links	$250.00	$250.00
Ocean Course	$95.00	$114.00
Sea Marsh Course	$84.00	$104.00
Competitive Properties		
Golden Bear Golf Club	$82.00	$99.00
Hilton Head National	$68.00	$94.00
Old South Golf Links	$78.00	$92.00
Palmetto Dunes - Arthur Hills	$105.00	$125.00
Palmetto Dunes - George Fazio	$105.00	$125.00
Palmetto Dunes - Robert Trent Jones	$105.00	$125.00
Averages	$108.00	$125.33
Harbour Town % of Average	231.5%	199.5%
Ocean % of Average	88.0%	91.0%
Sea Marsh % of Average	77.8%	83.0%

At $250 year-round, Harbor Town Golf Links is by far the most expensive course in the market, more than doubling the current season market average of $108.00 and doubling the peak season market average of $125.33. Harbor Town is the only course to charge the same fee regardless of the time of the year. In addition, all competitive courses offer discounted twilight rates at certain times of the year and under certain conditions, which vary from course to course. Also, only the mainland courses offer discounted pricing geared toward the local permanent residents.

It can be said that from a fee standpoint, Harbor Town does not truly compete within the local market for golf demand. The quality of the course, its reputation, and its fee structure place it more in competition with courses located at other high-end golf destination resorts as were discussed earlier. In fact, Harbour Town actually acts as a benefactor in that golfers going to Hilton Head Island expressly to play Harbour Town tend to also play other courses in the area.

Deleting Harbor Town from the local market yields a range in peak season fees of from $92 to $125 and an average fee of $101.25. At $105 and $95, respectively, the Ocean and Sea Marsh courses are more in line with the prevailing market rates.

Average Fees Without Harbor Town

	Current	Peak Season
Averages	$90.25	$109.75
Ocean Course % of Average	105.3%	103.9%
Sea Marsh Course % of Average	93.1%	94.8%

Over the last two years, the rates at the individual courses have for the most part increased, some rather significantly. For example, after completing an extensive renovation in 2002, Robert Trent Jones increased its peak daily fee by almost 32%, from $95 to $125. George Fazio followed suit, also increasing its fee from $95 to $125. On the other hand, Arthur Hills decreased its rate by close to 16% from $145 to $125. The overall market peak season average rate increased by 7.4%, going from $116.67 in 2000 to $125.33 in 2002.

	Peak Season Daily Fee		
	2001	2003	% Change
Subject Property			
Harbour Town Golf Links	$240.00	$250.00	4.2%
Course Ocean	$105.00	$114.00	8.6%
Sea Marsh	$95.00	$104.00	9.5%
Competitive Properties			
Golden Bear Golf Club	$98.00	$99.00	1.0%
Hilton Head National	$85.00	$94.00	10.6%
Old South Golf Links	$89.00	$92.00	3.4%
Palmetto Dunes - Arthur Hills	$148.00	$125.00	-15.5%
Palmetto Dunes - George Fazio	$95.00	$125.00	31.6%
Palmetto Dunes - Robert Trent Jones	$95.00	$125.00	31.6%
Averages	$116.67	$125.33	7.4%

Rounds Played

Rounds played in the local market totaled an estimated 363,854 for 2002, an average of 42,808 per 18-hole equivalent.

	Holes	Holes in Play	Rounds Played	Rounds/18-Hole Equivalent
Subject Property				
Harbour Town Golf Links	18	18	38,194	38,194
Ocean Course/Sea Marsh Course	36	36	86,170	43,085
Competitive Properties				
Golden Bear Golf Club	18	18	51,000	51,000
Hilton Head National	27	27	52,000	34,667
Old South Golf Links	18	18	36,500	36,500
Palmetto Dunes - Arthur Hills	18	18	52,000	52,000
Palmetto Dunes - George Fazio	18	18	48,000	48,000
Palmetto Dunes - Robert Trent Jones*	18	0	N/A	N/A
Totals	171	153	363,864	42,808

* Closed for renovation

An additional measure of golf demand assesses distribution of rounds among the competitive properties in terms of market penetration. In determining market penetration, a golf course's number of holes is shown as a proportion of total golf holes in the market (fair share ratio). This proportion of holes supplied is divided into the proportion of demand captured to determine the fair share of rounds. For example, in 2002 Harbour Town provided 18 of the total 153 holes available for play in the competitive market, yielding a fair share ratio of 0.118 (18 / 153). Based on this ratio, Harbour Town's fair share of the market is 11.8% of the overall rounds played,

which equals 42,808 rounds (0.118 x 363,864). The penetration rate is then determined by dividing the number of rounds captured by the fair share number of rounds. Harbour Town captured 38,194 rounds, which yields a penetration rate of 89.2% of its fair share (38,194 / 42,808 x 100).

	Holes in Play	Fair Share Ratio	Fair Share Rounds	Rounds Played	Penetration Rate
Subject Property					
Harbour Town Golf Links	18.0	11.8%	42,808	38,194	89.2%
Ocean Course/Sea Marsh Course	36.0	23.5%	85,615	86,170	100.6%
Competitive Properties					
Golden Bear Golf Club	18.0	11.8%	42,808	51,000	119.1%
Hilton Head National	27.0	17.6%	64,211	52,000	81.0%
Old South Golf Links	18.0	11.8%	42,808	36,500	85.3%
Palmetto Dunes - Arthur Hills	18.0	11.8%	42,808	52,000	121.5%
Palmetto Dunes - George Fazio	18.0	11.8%	42,808	48,000	112.1%
Palmetto Dunes - Robert Trent Jones*	0.0	N/A	N/A	N/A	N/A
Totals	153.0		363,864	363,864	100.0%

* Closed for renovation

Though the preceding analysis would indicate that Harbor Town is under-performing when compared to the overall market, it is important to note that the subject's management limits play on the course in order to maximize course conditioning. This has a lot to do with its selection as a top-ranked golf course, which demands a course be in top condition, and its continued selection as the site of The MCI Heritage. The Ocean and Sea Marsh courses slightly bettered their combined fair share of the market for 2002.

As for the rest of the market, the two mainland courses also lagged behind in terms of market penetration. Since the fees at these two courses are the lowest in the competitive market, this is probably a result of their location and the lack of on-site lodging.

Demand Projections Basis

Our assessment of the potential for future golf demand and the associated revenue at the subject is based on interviews with the subject's management, our research of the competitive golf market, and the impact of future growth in supply. Also local factors such as area demographics, local economy, climate, terrain, cost of playing fees, and alternative uses for leisure time, among others are considered. The local factors, which were discussed in the Market Area Overview, point to a strong tourism-based economy and moderate population growth capable of supporting resort golf facilities such as the subject and its competitors. The golf competitive market factors are discussed in the following paragraphs and accompanying charts.

Historical Golf Demand

During our on-site interviews with golf professionals at the competitive courses, we made every effort to acquire accurate rounds played data for 2000 through 2002 at each individual facility visited. Where actual rounds played totals were not readily available, we obtained "best-guess" estimates during our interviews with golf course personnel. The results of our interviews are shown in the table below.

	2000	2001	2002
Subject Property			
Harbour Town Golf Links*	20,571	34,722	38,194
Ocean/Sea Marsh Courses	100,382	92,834	86,170
Competitive Properties			
Golden Bear Golf Club	50,000	47,500	51,000
Hilton Head National	59,000	55,000	52,000
Old South Golf Links	44,500	43,000	36,500
Palmetto Dunes - Arthur Hills	50,000	49,000	52,000
Palmetto Dunes - George Fazio	46,000	46,000	48,000
Palmetto Dunes - Robert Trent Jones**	48,000	48,000	N/A
Totals	418,453	416,056	363,864
18-hole Equivalents	9.0	9.5	8.5
Rounds/18-hole equivalent	46,495	43,795	42,808

* Closed 6 months for renovation in 2000
** Closed for renovation in 2002

The data indicate that total demand decreased by about 13% from 2000 to 2002. This is fairly consistent with other markets that we have visited over the past few months. Essentially, we have found economy-driven decreases in demand of around 10%. The slightly higher decrease in our competitive market reflects not only the economic climate, but also the closing of Robert Trent Jones (RTJ). Though many of the potential RTJ rounds were captured within the competitive market (per-course rounds dropped only 8%), we must assume that a certain percentage of the potential RTJ rounds were captured outside the competitive market.

After the downturn in 2002, the general consensus among the operators we spoke with is that demand is starting to pick back up. Although rounds are still down through the first half of 2003 due to an extraordinarily wet spring, the courses are otherwise optimistic and expect increased visitor traffic through the rest of the year, weather permitting. Though historically the market has relied heavily on visitors from the Midwest and Northeast, especially during the spring, current marketing efforts are aimed at more local visitors that are within an eight-hour drive of Hilton

Head. In addition, hopes for 2004 are high based on resort and conference bookings that are a good predictor of golf demand.

Golf Courses Under Development

When assessing a golf market, especially when making future projections of demand, golf courses under development have to be considered as potential competitors that could capture demand away from the subject and its current competitors. The NGF lists three projects under consideration on the mainland: Hidden Cypress, Palmetto Bluff, and Pinecrest. Hidden Cypress is listed as a daily fee facility proposed for Sun City, a huge development targeted at active retirees. Palmetto Bluff is an 18-hole Jack Nicklaus signature golf course that will be a featured amenity of a large residential/resort development located along the May River. Although NGF shows this course as daily fee, it is our understanding that the course will be private. Pinecrest is a daily fee facility that will be part of a small residential community of less than 100 homes proposed for development in Bluffton. Though all of these courses have the potential to siphon some demand away from the competitive market, we do not consider any to be direct competitors, either because of location (Pinecrest) or targeted markets (Palmetto Bluff and Hidden Cypress). Therefore, our projections reflect no additions to supply. However, if economic conditions improve and financing for new course construction becomes more readily available, we believe that some additional golf course development may take place within our eight-year projection period. Exactly where this development might take place and when it might happen cannot be predicted.

Subject Operations

In addition to looking at the historical market data, our assessment of the potential for future demand for golf rounds and associated revenue is based the subject's operating objectives, which have a direct impact on the amount of rounds captured. All three courses are considered of championship caliber, with Harbour Town considered one of the top golf courses in the country. All three balance the need to accommodate demand with the need to maintain the golf courses in top condition as would be expected from courses of this caliber and at their respective fee levels. In addition, speed of play must also be considered as a part of the overall playing experience and operating philosophy. All of these factors contribute to the subject's policy regarding fee structure and tee time intervals. This is especially true for Harbour Town, which is especially sensitive to play volume since it must be maintained in a manner commensurate with its stature as a PGA TOUR venue and a top-ranked golf course. Therefore, though additional demand may be possible given actual capacity and overall market potential, the subject has imposed self-

limitations in order to maintain the integrity of the products offered. Pricing is in line with company objectives to limit play at desired levels.

Rounds played at the three courses fall into two overall categories, resort/daily fee play and a limited amount of Sea Pines Country Club member play. Resort/daily fee play comes primarily from guests at Sea Pines and other resorts on or off the island, groups attending meetings or conferences at Sea Pines, and permanent and seasonal residents of Hilton Head Island.

Historically, resort play has been driven by group bookings. Until 1999, the ability to capture corporate demand, though it was still an important component of the resort demand mix, was hampered by the lack of meeting facilities and centralized lodging. With the addition of a new conference center adjacent to the Harbour Town clubhouse and the opening of the Inn at Harbour Town in late 2000, marketing was redirected at corporate bookings. At this time through 2000 and much of 2001, the courses were operating near or at desired capacity and there had been no push to take rounds up further as management was generally satisfied with the level of play at the courses. However, the events of 2001 and the worsening economy created a soft business travel market, which resulted in a downturn in corporate bookings throughout 2002 and into 2003. To combat this, recent marketing efforts have refocused on the non-corporate group market and on educational conferences/seminars.

Looking ahead, the subject has indicated that corporate group demand is picking back up with a number of groups already booked for 2004. Also, its efforts to attract educational conferences/seminars have proved successful. Our projections for golf demand reflect these factors and an overall sense that the economy is on the verge of a recovery.

Of the three golf courses that make up the subject property, Ocean and Sea Marsh are adjacent and located on the south side of the resort. These two courses share a clubhouse and have similar though slightly different fees. The subject treats these two courses as one profit center, combining the data with no breakouts for the individual courses. The third course, Harbour Town Golf Links is located on the opposite side of the resort, has its own clubhouse, charges much higher fees and is treated as a separate profit center. Therefore, in our projections, we also combine Ocean and Sea Marsh courses as one entity and Harbour Town course as a separate entity.

In addition to resort/daily fee play, which makes up the bulk of demand, there is play by Sea Pines Country Club members. Sea Pines Country Club is located on resort property, but is owned and operated by club members, not by the Sea Pines Company. The resort honors two types of memberships offered by the Country Club; one extends privileges on Ocean and Sea

Marsh only (Plan II), while the second extends privileges on all three courses (Plan III). In addition, the resort also honors a golf car plan offered by the Country Club that permits members unlimited golf car usage at the three Sea Pines courses subject to the terms of the applicable membership plan. Under the terms of the agreement Country Club member play on the three courses is restricted and subject to availability.

Demand and Revenue Projections

The following projections of rounds played and derived revenue are made in the context of the local golf market, the subject's operating history and objectives, and the local and national economic climate.

Ocean Course and Sea Marsh Course

Combined the Ocean and Sea Marsh courses historically captured approximately 95,000 rounds annually. According to the head golf professional, Sea Marsh is the more popular of the two, although after the redesign of the Ocean Course in the mid 1990s, it has become more popular and now play is more evenly distributed between the two. The Ocean course also has two holes on the ocean, which adds to its appeal.

Our projections for rounds played shown in the following table take into account historical data and the factors that have affected and continue to affect demand for golf at the subject. Essentially we anticipate steady growth through Year 4 as demand levels slowly return to pre-2001 levels. Since membership at Sea Pines Country Club (SPCC) is stable, we expect play by Country Club members to remain constant throughout the eight-year period after an initial slight increase in Years 1 through 3.

	Total Rounds	SPCC Member Rounds	Resort/Daily Fee Rounds
Year 1	88,000	22,000	66,000
Year 2	90,000	22,500	67,500
Year 3	92,500	23,000	69,500
Year 4	95,000	23,000	72,000
Year 5	95,000	23,000	72,000
Year 6	95,000	23,000	72,000
Year 7	95,000	23,000	72,000
Year 8	95,000	23,000	72,000

The following table shows the subject's projected penetration rates based on our estimates of future demand at the subject and in the local competitive market.

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Competitive Market								
Projected Holes Supply	171.0	171.0	171.0	171.0	171.0	171.0	171.0	171.0
18-hole Equivalents	9.5	9.5	9.5	9.5	9.5	9.5	9.5	9.5
Percentage Change	11.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Projected Rounds Played	411,500	418,000	426,000	432,000	432,000	432,000	432,000	432,000
Percentage Change	13.1%	1.6%	1.9%	1.4%	0.0%	0.0%	0.0%	0.0%
Rounds per 18-Hole Equivalent	43,316	44,000	44,842	45,474	45,474	45,474	45,474	45,474
Percentage Change	1.2%	1.6%	1.9%	1.4%	0.0%	0.0%	0.0%	0.0%
Subject Golf Courses								
Golf Holes Available for Play	36	36	36	36	36	36	36	36
Fair Share Percentage	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%
Fair Share # of Rounds	86,632	88,000	89,684	90,947	90,947	90,947	90,947	90,947
Projected Rounds Played	88,000	90,000	92,500	95,000	95,000	95,000	95,000	95,000
Percentage Change	2.1%	2.3%	2.8%	2.7%	0.0%	0.0%	0.0%	0.0%
Penetration Rate	101.6%	102.3%	103.1%	104.5%	104.5%	104.5%	104.5%	104.5%

The primary purpose in projecting rounds played is to provide a basis for projecting revenues derived from playing fees. As is typical in a market that has a high degree of seasonality, the subject courses have a fee schedule to reflect the seasonal variances in demand. The schedule has five different peak rates (golf car inclusive) for resort guest and daily fee play as follows:

	Ocean Course		Sea Marsh Course	
	Resort Guest	**Daily Fee**	**Resort Guest**	**Daily Fee**
March 3 – March 23, 2003	$97	$114	$90	$104
March 24 – May 18, 2003	97	114	90	104
May 19 – Sept. 21, 2003	84	95	73	84
Sept. 22 – Nov. 2, 2003	95	110	86	100
Nov. 3 – Feb. 1, 2004	79	90	70	79
Feb. 2 – Feb. 29, 2004	92	103	79	90

In addition to the peak rates shown the subject offers discounted twilight play, season dependent, and 9-hole rates. Since all rates are golf car inclusive and since the subject's accounting does not recognize golf car revenue as a separate line item, we made no separate projections of revenue that would be derived through resort/daily fee golf car usage. We projected average revenue from green fees to increase by an estimated inflationary rate of 3.5%. The following table shows our projections of resort/daily fee revenue.

	Projected Rounds	Total Revenue	% Change	Average Revenue	% Change
Year 1	66,000	$4,018,373	-	$60.88	-
Year 2	67,500	$4,253,539	5.9%	$63.02	3.5%
Year 3	69,500	$4,532,855	6.6%	$65.22	3.5%
Year 4	72,000	$4,860,264	7.2%	$67.50	3.5%
Year 5	72,000	$5,030,373	3.5%	$69.87	3.5%
Year 6	72,000	$5,206,436	3.5%	$72.31	3.5%
Year 7	72,000	$5,388,661	3.5%	$74.84	3.5%
Year 8	72,000	$5,577,265	3.5%	$77.46	3.5%

Country Club Member Plan Revenue Projections

According to the agreement between Sea Pines and the Country Club, the resort is compensated for a percentage of annual dues and golf car plan fees as follows: 47% of Plan II dues; 65% of Plan III dues; and 55% of golf car plan fees. Internal allotment between the subject courses is as follows:

	Ocean/Sea Marsh	Harbour Town
Plan II Dues*	100%	0%
Plan III Dues*	54%	46%
Golf Car Plan**	35%	20%

* Percentage of total received by Sea Pines from Country Club
** Percentage of total billed by Country Club to participating members

The number of Country Club members is considered to be relatively stable and the scope of this report does not include an analysis of the Country Club's projected member growth. Accordingly we have projected Plan revenues based on 2001 to 2002 data, which indicates an approximate 2.5% growth rate in Plan I and II revenue and an approximate 2.1% growth rate in Golf Car Plan revenue. The following table shows our projections of Plan revenue.

		Plan II and Plan III Revenue				Golf Car Plan Revenue			
	Member Rounds	Total Revenue	% Change	Average Revenue	% Change	Total Revenue	% Change	Average Revenue	% Change
Year 1	22,000	$650,234	2.5%	$29.56	-	$241,968	2.1%	$11.00	-
Year 2	22,500	$666,490	2.5%	$29.62	0.2%	$247,049	2.1%	$10.98	-0.2%
Year 3	23,000	$683,152	2.5%	$29.70	0.3%	$252,237	2.1%	$10.97	-0.1%
Year 4	23,000	$700,231	2.5%	$30.44	2.5%	$257,534	2.1%	$11.20	2.1%
Year 5	23,000	$717,737	2.5%	$31.21	2.5%	$262,942	2.1%	$11.43	2.1%
Year 6	23,000	$735,681	2.5%	$31.99	2.5%	$268,464	2.1%	$11.67	2.1%
Year 7	23,000	$754,073	2.5%	$32.79	2.5%	$274,102	2.1%	$11.92	2.1%
Year 8	23,000	$772,924	2.5%	$33.61	2.5%	$279,858	2.1%	$12.17	2.1%

Harbour Town Golf Links

As we have already discussed, Harbour Town is the premier golf course on the island and one of the top courses in the country, if not the world. As such, it commands high fees and accommodates relatively low rounds compared to its two Sea Pines counterparts.

The completion of Harbour Town's renovation in late 2000 occurred in the early stages of the economic recession that worsened throughout 2001 and 2002. Capturing 40,000+ rounds prior to 2000, Harbour Town's rounds totaled approximately 35,000 in 2001 and 38,000 in 2002. These rounds played totals are a product of the commonly experienced "ramping up" after the completed renovation and the soft business travel market.

Based on general guarded optimism regarding the near term economic future and pre-bookings for group business, we have projected steady increase in rounds played through Year 4 to 42,000. These projections, shown below, also include member rounds, which we have projected as constant throughout our eight-year period.

	Total Rounds	SPCC Member Rounds	Resort/Daily Fee Rounds
Year 1	39,000	11,500	27,500
Year 2	40,000	11,500	28,500
Year 3	41,000	11,500	29,500
Year 4	42,000	11,500	30,500
Year 5	42,000	11,500	30,500
Year 6	42,000	11,500	30,500
Year 7	42,000	11,500	30,500
Year 8	42,000	11,500	30,500

The following table shows the subject's projected penetration rates based on our estimates of future demand at the subject and in the local competitive market.

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Competitive Market								
Projected Holes Supply	171.0	171.0	171.0	171.0	171.0	171.0	171.0	171.0
18-hole Equivalents	9.5	9.5	9.5	9.5	9.5	9.5	9.5	9.5
Percentage Change	11.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Projected Rounds Played	411,500	418,000	426,000	432,000	432,000	432,000	432,000	432,000
Percentage Change	13.1%	1.6%	1.9%	1.4%	0.0%	0.0%	0.0%	0.0%
Rounds per 18-Hole Equivalent	43,316	44,000	44,842	45,474	45,474	45,474	45,474	45,474
Percentage Change	1.2%	1.6%	1.9%	1.4%	0.0%	0.0%	0.0%	0.0%
Subject Golf Courses								
Golf Holes Available for Play	18	18	18	18	18	18	18	18
Fair Share Percentage	10.5%	10.5%	10.5%	10.5%	10.5%	10.5%	10.5%	10.5%
Fair Share # of Rounds	43,316	44,000	44,842	45,474	45,474	45,474	45,474	45,474
Projected Rounds Played	39,000	40,000	41,000	42,000	42,000	42,000	42,000	42,000
Percentage Change	0.0%	2.6%	2.5%	2.4%	0.0%	0.0%	0.0%	0.0%
Penetration Rate	90.0%	90.9%	91.4%	92.4%	92.4%	92.4%	92.4%	92.4%

Unlike the other two subject courses, Harbour Town has a year-round rate that is $200 for resort guests and $250 for daily fee players. There is no 9-hole rate and discounted twilight rates are limited to the off-season. Assuming no change in fees throughout Year 1, we have made our projections of resort/daily fee revenue (shown below) based on subsequent increases in fees equal to an estimated annual inflationary rate of 3.5%.

	Projected Rounds	Total Revenue	% Change	Average Revenue	% Change
Year 1	27,500	$4,120,919	-	$149.85	-
Year 2	28,500	$4,420,247	7.3%	$155.10	3.5%
Year 3	29,500	$4,735,481	7.1%	$160.52	3.5%
Year 4	30,500	$5,067,366	7.0%	$166.14	3.5%
Year 5	30,500	$5,244,723	3.5%	$171.96	3.5%
Year 6	30,500	$5,428,289	3.5%	$177.98	3.5%
Year 7	30,500	$5,618,279	3.5%	$184.21	3.5%
Year 8	30,500	$5,814,919	3.5%	$190.65	3.5%

The following table shows our projections of Country Club member revenue, which are based on the same reasoning used to develop these projections for the Ocean and Sea Marsh courses and on 2001 to 2002 total revenue growth rates.

	Member Rounds	Plan III Revenue Total Revenue	% Change	Average Revenue	% Change	Golf Car Plan Revenue Total Revenue	% Change	Average Revenue	% Change
Year 1	11,500	$421,583	3.8%	$36.66	-	$136,724	1.9%	$11.89	-
Year 2	11,500	$437,603	3.8%	$38.05	3.8%	$139,322	1.9%	$12.11	1.9%
Year 3	11,500	$454,232	3.8%	$39.50	3.8%	$141,969	1.9%	$12.35	1.9%
Year 4	11,500	$471,493	3.8%	$41.00	3.8%	$144,667	1.9%	$12.58	1.9%
Year 5	11,500	$489,409	3.8%	$42.56	3.8%	$147,415	1.9%	$12.82	1.9%
Year 6	11,500	$508,007	3.8%	$44.17	3.8%	$150,216	1.9%	$13.06	1.9%
Year 7	11,500	$527,311	3.8%	$45.85	3.8%	$153,070	1.9%	$13.31	1.9%
Year 8	11,500	$547,349	3.8%	$47.60	3.8%	$155,979	1.9%	$13.56	1.9%

Summary

Based on overall market conditions and the subject's operations, we project moderate growth in demand through Year 4 of our projection period with moderate revenue growth throughout our eight-year projection period. These projections reflect our assessment of the local golf market, the subject courses' positions in the golf market and prevailing economic conditions based on the information available to us. Our projections also assume competent management and well-executed business and marketing plans.

Lodging Trends and Market Analysis

The following analysis will examine hotel/motel supply and demand trends and those factors influencing the hotel investment market.

National Trends

The history of the lodging industry is characterized by periods of rapid expansion development, followed by periods of adjustment and recovery. In surviving these cycles, the industry has had to adapt to changing economics and demographics, which lead to new lodging products developed to meet emerging customer needs. Major sources for the following discussion on national lodging industry trends include: Lend Lease Real Estate Investments, Inc.; Rushmore, Stephen, MAI. Hotels and Motels – A Guide to Market Analysis, Investment Analysis and Valuations; PriceWaterhouseCoopers, L.L.P.; Smith Travel Research and PK Consulting. Other sources are referenced in the body of the discussion.

History of the Industry

The origins of the American lodging industry date back to colonial times when inns and taverns sprang up to accommodate overnight travelers in seaport towns and along stagecoach roads and canals. These early lodgings gave rise to urban hotels located in principal eastern cities such as Boston, New York, Philadelphia, and Baltimore and offered such amenities as private guestrooms with washbowl and water pitcher and free soap.

As the number of hotels increased throughout the first half of the nineteenth century, this early period in hotel development was characterized by rapid obsolescence due to increased competition. Furthermore, the use of innovations, such as electricity, the telephone, and air conditioning, forced older hotels to modernize in order to stay competitive with newer facilities. Consequently, many formerly first-class properties, failing to keep up, slipped in quality and reputation before eventually ceasing operation.

The later half of the 1800s saw continued growth to the extent that by the 1920s, industry spokespersons warned against over-building. A nationwide survey conducted in 1928-29 found that occupancy rates had decreased during the decade while the number of hotel failures had increased. The Depression put an end to new construction. Consequently, hotel owners, in order to expand their holdings, began buying existing hotels, a practice that provided the impetus for creating national hotel chains.

Hotels dominated the lodging industry until the 1950s when the car and airplane replaced the nation's railroads as the major forms of transportation. This shift gave rise to a new type of highway-oriented lodging, the motel, which offered fewer amenities, but was less expensive than the traditional hotel. The motel's convenient highway location, free parking, and low rates made the new form of lodging an attractive choice for economy-minded travelers.

Though early motels were very different from traditional hotels, the distinction eventually lessened as motels became larger and began offering the same, or comparable, amenities as hotels. This development gave rise to the hybrid, motor hotel, which charged room rates more in line with those charged by hotels.

The advent of the motor hotel spawned yet another lodging product, the budget motel. Budgets took advantage of lower initial investment costs, operating efficiencies, and high volume, which enabled them to charge rates substantially lower than other lodging products. In the 1970s, as the budget motels flooded the market, the lodging industry experienced another period of rapid expansion. This was fueled by readily available financing, particularly through real estate investment trusts (REITs), and aggressive franchising strategies by hotel chains. The result was undercapitalized properties and inexperienced management. Consequently, the industry found itself ill positioned for the inflationary times ahead, which caused construction costs and interest rates to escalate, and the 1974 energy crisis, which severely curtailed travel.

By the early 1980s, economic conditions were once again favorable for new hotel development. Financing was readily available, occupancy rates were relatively high, room rates generally kept pace with inflation, and the travel industry was expected to boom given the healthy economic outlook.

In addition, in 1981 the industry was the beneficiary of favorable US income tax regulation. New products such as all-suite, Microtels, and extended-stay hotels were introduced during this time. The favorable conditions lead, once again, to over-building, a problem exacerbated by the Savings and Loan crisis and the economic recession of the early 1990s.

Historic Trends

According to Smith Travel Research, "during the 1990s, the combination of increasing revenues, through both higher occupancies and higher ADRs, improving operating efficiencies at the property level, and declining fixed charges, especially interest, have resulted in dramatic increases in industry profitability." The increases were most significant among full-service

revenue increases were due primarily to lower fixed charges and higher ADRs. According to the PriceWaterhouseCoopers' 2003 Forecast, industry profits will look up in 2003, rising an estimated 5.3%. After a 28% drop-off in 2001, profits were flat in 2002. The years 1999 and 2000 were the industry's high-water marks, with profits in both years topping $22 billion, the highest ever. The following graphs depict key market performance measures for 1992 through 2002.

Percentage Changes in Supply and Demand


8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
-4.00%
-6.00%
Percentage Change
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year
Supply
Demand

Source: Hotel and Club Associates of Virginia and Smith Travel Research

The graph shows how the increase in demand for hotel rooms exceeded supply growth in 1992 through 1995. It was not until 1996 when both the percentage increases in supply (2.40%) and demand (2.32%) were at equilibrium. From 1997 to 1999, the percentage increase in supply exceeded the percentage increases in demand and has led national occupancy rates to decrease as indicated in the following graph.

National Occupancy Rates


70.00%
65.00%
60.00%
55.00%
Occupancy Rate
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year

Source: Hotel and Club Associates of Virginia and Smith Travel Research

Over the past eleven years, the graph above shows a relatively stable, although slightly decreasing, trend line for the national hotel occupancy rate. After marginal declines since 1996, the occupancy rate for 2000 increased 0.5% from the previous year. This was followed by 2001, which saw a decrease in occupancy of –5.5% due to the combination of the economic recession and the terrorist attacks of September 11, 2001. This trend carried over into 2002, as occupancy rates further declined –1.3%. The overall occupancy rate for 2002 was 59.2%, the lowest percentage in the past 31 years.

The next two major historical performance indicators are the average daily rate (ADR) and revenue per available per room (RevPar).

National ADR and RevPar

Source: Hotel and Club Associates of Virginia and Smith Travel Research

Despite the moderately declining occupancy rates over the past several years, ADR and RevPar continued to show increases each year, until 2001. The ADR posted only a marginal decrease from $85.24 in 2000 to $84.92 in 2001. In 2002, ADR decreased another –2.1% to $83.15. RevPar was effected considerably more and decreased –5.9% in 2001 and another –3.4% in 2002 due to the aforementioned decline in the national occupancy rate.

Summary

The occupancy rate has remained relatively stable over the past eleven years with the exception of the –5.5 drop in 2001, and the –1.3% drop in 2002. During this same eleven-year period, the average daily rate increased by a compound annual rate of 3.14% resulting in higher room revenues and increased profitability. RevPar, which is a measure of performance that considers both occupancy and average daily rate, has increased at a compound annual rate of 2.62% since 1992.

Current and Future Trends

The PriceWaterhouseCoopers' 2003 forecast predicts occupancies will rise slightly to 60.0% in 2003 and to 61.4% in 2004. The long-term average occupancy for the industry is about 65.0%. They also forecast demand to increase 2.5%, and rates to increase 0.9%, therefore increasing RevPar by a modest 2.1%. It is noted that this forecast occurred prior to the United States declaration of war on Iraq, which may drastically affect the outcome of these levels for 2003 and beyond.

Upper upscale properties have fared the best in occupancy percentages. The group posted a 0.7% upswing in occupancy last year, making it the only segment to do so. PWC forecasts for 2003 an additional 1.8% rise for the segment. Economy properties are suffering the most, posting occupancy decreases in 2001 and 2002, with another modest downturn expected for 2003.

While the sharp decrease in business travel is one primary reason for the hotel industry's sluggishness in the past two years, transient travel has also prevented the industry's recovery due to a lingering concern about travel safety.

Conclusion

The overall hotel industry has experienced positive performance over the last several years, save the hit suffered in 2001, due in part to the economic slowdown, but largely to the terrorist attacks of September 11. Combined with a stable economic outlook in the industry for 2003, which includes positive although slower growth, this bodes well for the short-term health of the industry.

Across the board, hotels, especially the large chains, will have to improve service standards to retain customer loyalty. Amenities that were once available at only select properties are now industry standards and necessary to compete in the current hotel market. Older properties will have to renovate and update to maintain profitability.

The preceding information provides us with an overall look at the current state of the lodging industry, based on national surveys, and related articles in hotel business journals. However, this information does not prove that there are similar investment criteria and/or trends in the local market, or similar supply and demand operating results in the local market. For these reasons, we need to examine the local market and surrounding areas in more detail.

Local Lodging Trends

The purpose of this section of the report is to give an overview of the major factors influencing the hospitality industry for the subject property. This section also serves to help test the viability of the existing hotel in light of the current supply and demand of the local lodging market.

Competitive Supply Analysis

To properly evaluate the competitive lodging market, several supply factors have been considered.

- Historic expansion of supply is outlined to identify larger sub market trends, most notably in the general classifications (Resort, Suburban, Urban, Highway, Airport, etc.).
- Existing lodging facilities are reviewed to determine those most competitive with the subject.
- Proposed lodging facilities are identified and assessed in terms of potential competition with the subject.

Historic Supply

The resorts situated on the Atlantic Ocean have historically serviced the Hilton Head Island lodging demand. Further, demand is accommodated at various beachfront hotels/motels, inns, bed and breakfast properties, villas, cottages, private residential homes and condominiums located along the oceanfront.

Since the construction of the 180-room Breakers Shorewood in 1993, growth in the rooms supply for Hilton Head Island has remained relatively flat as evidenced by the following graph.


6,500
6,250
6,000
5,750
5,500
5,250
5,000
Room Supply
1993
1994
1995
1996
1997
1998
1999
2000
Year

The only developments to occur over the next seven years were in 1994, a 34 room Main Street Inn and in 2000 when the Inn at Harbour Town opened. The majority of hotel development has since gravitated towards Beaufort.

As shown in the above table, the rooms supply has experienced a compound annual average growth rate between 1993 and 2000 of 0.5%. It is noted that the above statistics for hotel rooms only. In addition to hotel rooms, the market contains numerous condos/villas and beach resort rental properties. The CVB no longer tracks the total number of hotel rooms. According to their literature about Hilton Head Island there are 3,000 hotel rooms. This differs radically from the previously tracked rooms.

Existing Supply

Our market supply analysis involved an analysis of the competitive lodging facilities with which the subject property would directly compete for various market segments of demand. Based on our discussions within the competitive market and with the hotel management, we have identified four hotels (excluding the subject) with a total of 1,588 guest rooms to be the primary competitors of the subject property. In the past, hotels like the Kiawah Island Inn and The Wild Dunes Resort have been considered as comparables. While these two resorts offer similar features to the subject, they are not located on Hilton Head Island and therefore are not being considered.

While the degree of competitiveness varies, several factors, including room rate, relative location, amenities, level of service, quality of guest rooms and similar market positioning render these hotels competitive. All of the hotels are full-service, offer extensive meeting facilities, and are located within a resort. The map on the facing identifies each of the competitive properties in relation to the subject's location.

Summary sheets with data based on our on-site interviews with competitive property managers and other sources are included on the following pages. It should be noted that the competitive properties use different accounting years than the subject. Some of the competitive properties use the calendar year, and other use a fiscal year.

Competitive Lodging Property Map


St. Phillips Island
46
Bluffton
Horse Landing
Hickory Bluff
278
Brighton Beach
Myrtle Island
Beach City Rd
Hilton Head Airport
SOUTH CAROLINA
4
Folly Field
Cross Island Pky
Spanish Wells
Hilton Head Island
Hilton Head Island
Lighthouse Landing
3
2
1
Forest Beach
Greenwood Dr
Pope Ave
Lawton
Subject
Haig Pt Rd
South Sea Pines
Atlantic Ocean
0 mi
2
4
6

Subject Property: The Inn at Harbour Town



Identification:

Name:	The Inn at Harbour Town
Location:	32 Greenwood Drive Hilton Head Island, South Carolina

Property Summary:

Type:	Resort	*Food/Beverage Facilities:*	Dining/multipurpose, seats 30.
Category:	Upper Tier	*Meeting Facilities:*	Conference center, seats 600+.
Total Rooms:	60	*Construction:*	Three-story, interior corridor.
Year Built:	2000	*Condition:*	Excellent.

Amenities:

Free Local Calls	(X)	Exercise Facility	(X)	Complimentary Newspaper	(X)
HBO / Cable	(X)	Pool (Outdoor)	(Shared)	Whirlpool/Sauna/Jacuzzi	( )
Continental Bkfst	($4.95)	Airport Shuttle	( )	In-Room Toiletries	(X)
Full Breakfast	( )	Game Room	( )	Hair Dryer	(X)
Gift Shop	(X)	Coffee Service	(X)	Evening Mgrs. Reception	( )
Data Ports	(X)	Iron/Ironing Board	(X)	Business Center	(X)
Microwave	( )	Safety Deposit Boxes	( )	Guest Laundry	( )
Refrigerator	(X)	In-Room Safes	(X)	Other:	<u>See Comments</u>

Income Analysis:

	Occupancy Rate	*Average Daily Rate*
2000	63.2%	$182.26
2001	59.2%	$174.96
2002	63.5%	$182.63
2003 *	60.0%	$170.00 - $190.00

* Managers Projections

Market Mix	
Leisure:	40%
Corporate:	60%
Group:	0%

Rack Rates	
Tennis View -	$116.80 –$ 265.00
Golf View -	$132.80 - $285.00

Comments:

The Inn at Harbour Town is a boutique hotel situated on the first hole of the Harbour Town Golf Links. The facility offers 60-guest rooms, a lobby/ registration, library, bar, multipurpose room, catering pantry and service par, station desks on each floor that offer 24 hour butler service, and a fitness center. Some rooms offer private balcony's overlooking the first tee box or the tennis courts, dual two-line speakerphone with high-speed internet access, in-room refrigerator and pantry and in-room electronic safe that is large enough for a laptop computer. Other amenities include 24-hour room service; concierge service, shoe polishing, and pant pressing service, choice of morning newspapers, business services (fax, printer, copier), valet and covered parking. Nearby amenities include a pool, restaurants, conference center, marina, three golf courses and a tennis center. The hotel currently has a four star rating.

Lodging Competitor #: 1 Crowne Plaza



Identification:

Name:	Crowne Plaza
Location:	130 Shipyard Drive Hilton Head Island, South Carolina

Property Summary:

Type:	Full Service	*Food/Beverage Facilities:*	Lounge, bar, and 3 restaurants, total seating of 282.
Category:	Upper Tier	*Meeting Facilities:*	38,000 SF of meeting space
Total Rooms:	340	*Construction:*	Five-story, interior corridor.
Year Built:	1983	*Condition:*	Good.

Amenities:

Free Local Calls	(*)	Exercise Facility	(X)	Complimentary Newspaper	(X)
HBO / Cable	(X)	Pool (Outdoor)	(X)	Whirlpool/Sauna/Jacuzzi	(X)
Continental Bkfst	( )	Airport Shuttle	( )	In-Room Toiletries	(X)
Full Breakfast	(X)	Game Room	( )	Hair Dryer	(X)
Gift Shop	(X)	Coffee Maker	(X)	Evening Mgrs. Reception	( )
Data Ports	(X)	Iron/Ironing Board	(X)	Business Center	(X)
Microwave	( )	Safety Deposit Boxes	(X)	Guest Laundry	(X)
Refrigerator	($20/day)	In-Room Safes	(X)	Other:	See Comments

Income Analysis:

	Occupancy Rate	*Average Daily Rate*
2000	68.4%	$131.00
2001	58.4%	$138.00
2002	50.8%	$147.94
2003 Projections	58.0%	$148.00

Market Mix		*Rack Rates*
Leisure:	40%	$219.00 - $329.00: Facing Entrance
Corporate:	0%	$241.00 - $351.00: Tropical View
Group:	60%	$263.00 - $406.00: Ocean View

Comments:

The Crowne Plaza hotel is 340 room facility situated on eleven acres that is bordered by a 12-mile stretch of beach. Of the 340 rooms, there are eight hospitality suites and 25 are suites in a single-story building. Each room offers a beach, forest, lagoon/courtyard view, private balcony, refreshment center, in-room coffee maker, hair dryer, ironing board/iron and safe. Additional amenities include five restaurants and cafes, 38,000 square feet of flexible group meeting space, an outdoor pavilion, and 18,000 square feet of dedicated exhibition space.

* Local calls are included in a daily amenities charge.

Appraisal Report of the
Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center at Sea Pines Resort

32 Greenwood Drive
Hilton Head Island, South Carolina 29928
Property ID #: 10090860

Prepared For:
Mr. Mitch Smith, MAI
Wachovia Corporation
301 South Tryon Street, M-11
Charlotte, North Carolina 28288-0665

Dates of Inspection:
June 9, 2003

Date of Valuation Estimate:
As Is: June 9, 2003
At Stabilization: June 2006

Report Prepared By:
Hotel & Club Associates, Inc.
3721 West Market Street, Suite C
Greensboro, North Carolina 27403
Phone (336) 379-1400 Fax (336) 379-8980
Email: info@hotelandclub.com
Website: www.hotelandclub.com

July 1, 2003

Mr. Mitch Smith, MAI
Wachovia Corporation
301 South Tryon Street, M-11
Charlotte, North Carolina 28288-0665

RE: The Harbour Town Golf Links, the Inn at Harbour Town, and
the Harbour Town Conference Center at Sea Pines Resort
32 Greenwood Drive, Hilton Head Island, South Carolina 29928

Dear Mr. Smith:

Following your request for an estimate of the market values of the components of the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center, we have made an inspection and have prepared this report. We have estimated the "as is" market value of the property. This is a summary report of a limited appraisal, including the information, the methods of analysis used and the conclusions drawn in the valuation process. The Departure Provision has been invoked in the preparation of this appraisal. Only the Income Capitalization and Sales Comparison approaches have been used in this valuation at the request of the client. As requested by the client, the Cost Approach has not bee developed, and only land value has been reported.

These are estimates of the going concern market values of the fee simple estate subject to certain minor leases. The appraisal analysis, opinions and conclusions were developed and this appraisal report has been prepared in conformance with (and use of this report is subject to) all regulations issues under Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), the Federal Deposit Insurance Corporation (FDIC) 12 CFR Part 323 and the Uniform Standards of Professional Appraisal Practice (USPAP) 2003 Edition as promulgated by the Appraisal Standards Board of the Appraisal Foundation in Washington DC.

The Harbour Town Golf Links, with the Inn at Harbour Town and the Harbour Town Conference Center, are operated in conjunction with the other properties of the Sea Pines Resort. We have concurrently appraised the subject property and the Ocean and Sea Marsh golf courses, but not the management operation of the residential rental properties, which are rented as part of the total Sea Pines Resort. Because of the complexity of this facility and the interrelationships between the various amenities, we believe that a sale of the property would include all owned properties, excluding the residential rental properties. It has been necessary to allocate certain revenues and expenses to reflect the past and future operation of the resort. We have worked with the Sea Pines accounting manager and controller to appropriately allocate the revenues and expenses to the

Lodging Competitor #: 2 Hilton Inn Oceanfront



Identification:

Name:	Hilton Inn Oceanfront Resort
Location:	23 Ocean Lane Hilton Head Island, South Carolina

Property Summary:

Type:	Resort	*Food/Beverage Facilities:*	4 restaurants, total seating of 190.
Category:	Upper Tier	*Meeting Facilities:*	15,000 SF, seats up to 4,000.
Total Rooms:	324	*Construction:*	2 Five-story, interior corridor.
Year Built:	1983	*Condition:*	Good.

Amenities:

Free Local Calls	(X)	Exercise Facility	(X)	Complimentary Newspaper	(X)
HBO / Cable	(X)	Pool (Outdoor)	(2)	Whirlpool/Sauna/Jacuzzi	(X)
Continental Bkfst	( )	Airport Shuttle	( )	In-Room Toiletries	(X)
Full Breakfast	(X)	Game Room	( )	Hair Dryer	(X)
Gift Shop	(X)	Coffee Maker	(X)	Evening Mgrs. Reception	( )
Data Ports	( )	Iron/Ironing Board	(X)	Business Center	(X)
Microwave	(X)	Safety Deposit Boxes	(X)	Guest Laundry	(X)
Refrigerator	(X)	In-Room Safes	(X)	Other:	See Comments

Income Analysis:

	Occupancy Rate	*Average Daily Rate*
2000	71.0%	$146.00
2001	66.0%	$149.50
2002	59.6%	$156.72
2003 Projections	50.0%	$150.00

Market Mix		*Rack Rates*
Leisure:	50%	$151.00
Corporate:	0%	20% Discount: AARP, AAA
Group:	50%	

Comments: This hotel is experiencing a large reduction in occupancy. The hotel is due for a major renovation. Management indicated that a 5-year renovation plan will start in November of 2003 and is expected to spend $5.8 million in the first year of renovation. The Hilton Inn Oceanfront is a four-diamond hotel that offers 324 guest rooms including 32 suites. The hotel is located in Palmetto Dunes, a 2,200-acre complex and private residential community that includes Shelter Cove (marina village), three championship golf courses, a twenty-five court tennis center, exclusive shops, and elegant boutiques. Guest accommodations include private balconies; separate dining and parlor areas, double sink vanities, mini-kitchens with microwave and refrigerator, in-room safes and hairdryers. Provided guest services are concierge desk, business center, complimentary valet and complimentary shuttle within Palmetto Dunes.

Lodging Competitor #: 3 Marriott Beach & Golf Resort



Identification:

Name:	Marriott Beach and Golf Resort – Hilton Head
Location:	One Hotel Circle Hilton Head, South Carolina

Property Summary:

Type:	Resort	*Food/Beverage Facilities:*	4 restaurants, total seating of 300.
Category:	Upper Tier	*Meeting Facilities:*	30,000 SF, seats up to 2,000.
Total Rooms:	512	*Construction:*	Ten-story, interior corridor.
Renovated:	2001	*Condition:*	Excellent.

Amenities:

Free Local Calls	(*)	Exercise Facility	(X)	Complimentary Newspaper	(X)
HBO / Cable	(X)	Pool (Indoor/Outdoor)	(X)	Whirlpool/Sauna/Jacuzzi	(X)
Continental Bkfst	( )	Golf Course Shuttle	(X)	In-Room Toiletries	(X)
Full Breakfast	(X)	Game Room	(X)	Hair Dryer	(X)
Gift Shop	(X)	Coffee Maker	(X)	Evening Mgrs. Reception	( )
Data Ports	(X)	Iron/Ironing Board	(X)	Business Center	(X)
Microwave	( )	Safety Deposit Boxes	( )	Guest Laundry	(X)
Refrigerator	(X)	In-Room Safes	(X)	Other:	See Comments

Income Analysis:

	Occupancy Rate	*Average Daily Rate*
2000	71.0%	$146.00
2001	N/A	N/A
2002	58.6%	$138.68
2003 Projections	68.0%	$146.00

Market Mix

Leisure: 50%
Corporate: 0%
Group: 50%

Rack Rates

$175.00 – Winter
$260.00 – Spring and Fall
$350.00 – Summer
10% Discount: AAA, AARP

Comments:

The Marriott Beach and Golf Resort offers 512 spacious guest rooms, including 36 suites. This was the former Hyatt. A $26,000,000 renovation has been recently completed. The REIT that owns this hotel was in a long court battle with the Hyatt. During this time the Hyatt failed to make necessary repairs to the buildings. As a result the building renovations included structural repairs. Each room offers a private balcony with excellent views, cable TV, two-line telephone, data ports, in-room coffee and tea makers, iron and ironing board, and hair dryer. Amenities include an indoor pool, outdoor pool, four restaurants, a fitness center, whirlpool, sauna, massage, children's programs, 16 meeting rooms totaling over 30,000 square feet of space, five 18-hole championship golf courses, beaches, jogging trails, and a tennis center.

* Local calls are included in a daily amenities charge.

Lodging Competitor #: 4 Westin Resort



Identification:

Name:	The Westin Resort
Location:	Two Grasslawn Avenue Hilton Head Island, South Carolina

Property Summary:

Type:	Resort	*Food/Beverage Facilities:*	4 restaurants, total seating of 325.
Category:	Upper Tier	*Meeting Facilities:*	25,400 SF, seats up to 1,600.
Total Rooms:	412	*Construction:*	Five-story, interior corridor.
Year Built:	1985	*Condition:*	Good.

Amenities:

Free Local Calls	(*..)	Exercise Facility	(X)	Complimentary Newspaper	(X)
HBO / Cable	(X)	Pool (Indoor/Outdoor)	(3)	Whirlpool/Sauna/Jacuzzi	(X)
Continental Bkfst	( )	Airport Shuttle	( )	In-Room Toiletries	(X)
Full Breakfast	(X)	Game Room	( )	Hair Dryer	(X)
Gift Shop	(X)	Coffee Maker	(X)	Evening Mgrs. Reception	( )
Data Ports	(X)	Iron/Ironing Board	(X)	Business Center	(X)
Microwave	( )	Safety Deposit Boxes	(X)	Guest Laundry	(X)
Refrigerator	( )	In-Room Safes	(X)	Other:	See Comments

Income Analysis:

	Occupancy Rate	Average Daily Rate
2000	72.0%	$152.00
2001	64.0%	$163.00
2002	62.0%	$170.00
2003 Projections	65.0%	$168.00

Market Mix		*Rack Rates*
Leisure:	40%	$79.00 - $399.00: Island View
Corporate:	0%	$89.00 - $449.00: Ocean View
Group:	60%	$109.00 - $499.00: Ocean Front

Comments:

The Westin Resort Inn is a four-star hotel that offers 412 guest rooms, including 29 suites with private balconies overlooking the oceanfront, island or ocean views. The facility also has 100 two- and three-bedroom villas. Amenities include the royal beach club with lounge, Westin kids club and Camp Wackatoo, three signature restaurants, fitness health club, 54 holes of PGA championship golf, 16-court tennis facility, one heated indoor pool, two outdoor pools, volleyball court and the beach. For meetings, the resort has 16 meeting rooms containing 25,400 square feet of flexible conference space.

* Local calls are included in a daily amenities charge.



Supply Forecast

Our research indicates that, two additional hotels, the Sanctuary, to be located on Kiawah Island, and Palmetto Bluffs Inn and Spa in Bluffton will be opened over the next 12 to 18 months. The Sanctuary will be a five-star oceanfront hotel. This 310-room hotel will offer an average room size of 550 square feet, which exceeds the average size of a Ritz Carlton by 35 square feet. The Palmetto Bluffs Inn and Spa will have 50 rooms located in guest cottages located overlooking the May River. This property will be operated by Auberge Resorts and is expected to be a five-star facility. However, as this project will be a five-star facility, we do not feel it will impact the competitive set nor will it be a direct competitor of the subject facility. On this basis, the supply projections over the subject's holding period will remain stable.

Period	2003	2004	2005	2006	2007	2008	2009
Total Room Night Supply	601,520	601,520	601,520	601,520	601,520	601,520	601,520
Growth	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Competitive Demand Analysis

The principle sources of demand for lodging accommodations in the competitive market include:

- **Leisure** – This segment of demand will typically include guests coming to the area as a result of tourism. If the area is a tourist destination, the segment will include weekend visitors to the area for non-business related purposes and local patrons who take advantage of special promotions and packages offered during the weekends and other non-peak times.

- **Corporate** – The corporate demand segment in this hotel market is comprised of corporate visitors and other businesses related to the area, that is usually defined as corporate individual and corporate group. The average stay for individual corporate demand is typically two to three nights. This demand segment consists largely of the demand that will accrue to full-service hotels because of meeting/banquet space and golf/tennis amenities. According to local officials, Hilton Head has historically been able to attract significant meetings and conventions as a result of, numerous restaurants and top quality golf and tennis facilities. Improved highway access and proximity of the airport, also continue to positively impacting the amount of group business attracted to the area.

- **Group** – This demand segment includes what is often referred to as SMERF (Social, Military, Educational, Religious, and Fraternal) demand. Travel within this segment is

usually seeking accommodations on Friday and/or Saturday nights. As the subject and competitive set do not receive significant demand from this segment, no additional discussion is required.

These sources of demand will be the basis for examining the market's historical, existing, and future demand trends as outlined in the following paragraphs.

Historical Demand

In analyzing the historical demand the appraisers will discuss the annual number of guest/visitors to Hilton Head Island, the seasonality of the marketplace and historical demand of selected properties in relation to the national market.

Guests/Visitors

The following graph summarizes the number of annual visitors and guests to Hilton Head Island since 1986.


Annual Visitors
2,650,000
2,400,000
2,150,000
1,900,000
1,650,000
1,400,000
1,150,000
900,000
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Year

From 1986 to 2002, visitors to the island increased an annual compound rate of 5.38% per year. The largest increase occurred in 1997 at 30.1%. With the advent of September 11th, 2001 and the conflicts in the Middle East, there has been a decrease of approximately 6.01% in the number of visitors over the past two years. Overall, this graph shows an upward trend line that indicated the island was continuing to see growth in the number of visitors each year prior to September 11th, 2001.

In addition to Hilton Head Island seeing an overall increase in visitors year after year, visitors are increasing the average annual expenditures as well. The graph below charts the average annual expenditure for each visitor from 1986 to 2002.


Annual Expenditures
700
650
600
550
500
450
400
350
300
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Year

As can be seen, the average annual expenditure continues to increase with an average compound increase of 3.52% per year. The highest increase in spending occurred in 1996 with 29.24%. Although the total annual expenditures estimate decreased in 2001, due to less visitors, the average amount spent by visitors increased. In 2001, there was a small increase of 2.29%, followed by a 5.92% increase in spending in 2002.

From a historic perspective, the seasonality of room night business in the market has typically been strongest during summer months. However, today these guests now extend more evenly over the seasons. In 1976, about 75% came in the summer and fall whereas only about 64% guests came in the summer and fall of 2002.



Annual Visitors by Season, 1976 versus 2002


Percentage
60
50
40
30
20
10
0
Spring
Summer
Fall
Winter
Season
1976
2002

The previous chart shows an overall historical shift in the seasonality of the market. For a more detailed analysis we have analyzed the number of visitors to Hilton Head by month for the past three years as follows. This pattern shows that the new pattern that has emerged has been sustained over the past 3 years.


300,000.00
250,000.00
200,000.00
150,000.00
100,000.00
Number of Visitors
January
February
March
April
May
June
July
August
September
October
November
December
Month
2000
2001
2002

The graph indicates the fluctuation in seasonality.

Summary

Overall, the Hilton Head market has increased its occupancy and become a year round destination since 1976. More recently this market has increased its occupancy more rapidly than the national market. In 2000, the entire Hilton Head market experienced a 15% increase in occupancy to move ahead of the selected hotels and the national market. In 2001 this slipped by 6% and in 2002 decreased an additional 1%. From monthly occupancy reports for 2000 the reason for the large increase is the ability of the island to sell rooms during the shoulder season. Thus, it is concluded that in 2000 Hilton Head Island and the selected competitors have successfully attracted new visitors in the shoulder season and the island is on its way to becoming a year round destination. With the current economic and political situations most lodging markets have seen a decrease in occupancy. The occupancy rates for 2003 indicated a 2% increase in January but in February and March show a decrease of 3% and 12% respectively, as compared to 2002. However, it must be noted that this was during the start of the Iraq war.

Hotels have historically attempted to market their hotels in as many markets and mediums as possible, while maximizing their ad dollar. With the easy access of the web, to most people, hotel discounters have appeared. The average consumer has now become even more dollar wise. As a result many hotel's ADR's are being adversely affected by the advent of websites such as hotwire.com, expedia.com, hotels.com, and orbitz.com. While in some cases it raises the

occupancy it typically lowers ADR. The subject is releasing only a few rooms during peak season and about 2-4% during the off seasons. However, they only allow a discount of 20%. The subject anticipates offering discounted rooms only when the occupancy is below 70%.

Existing Demand

This section will analyze the market's existing demand on the basis of the competitors' ability to penetrate the market and the competitors existing demand mix or accommodated demand.

Market Penetration

Market penetration is calculated by dividing the property's actual market share by its fair share. The actual market share is the percentage of one lodging facility's occupied room nights divided by the total occupied room nights in the identified market. A fair share percentage is calculated by dividing one lodging facility's available rooms by the total available rooms of all competitors.

From this formula, the following chart shows overall penetration levels for the competitive facilities previously identified.

Penetration Level

Comp.	Property	Rooms	Occupancy	Occupied Rooms	Actual Market Share	Fair Share	Penetration Level
*	The Inn at Harbour Town (Subject)	60	63.5%	38	4.0%	3.6%	1.09
1	Crown Plaza	340	50.8%	173	18.0%	20.6%	0.87
2	Hilton Oceanfront Resort	324	59.6%	193	20.1%	19.7%	1.02
3	Marriott Beach & Golf Resort	512	58.6%	300	31.3%	31.1%	1.01
4	The Westin Resort	412	62.0%	255	26.6%	25.0%	1.07
	Total/Average	1,648	58.2%	959	100.0%	100.0%	1.00

The subject's primary competitors exhibit penetration levels between 0.87 and 1.07. The subject is currently experiencing the highest level of penetration at 1.09 followed by the Westin at 1.07. Overall, all the competitive properties are receiving close to there fair share, with no one hotel standing out below or above the market.

Accommodated Demand

The subject's accommodated demand may be analyzed by market segment (individual corporate/group corporate, and transient/leisure) by way of studying occupancies at competitive properties as it relates to each segment. This information was acquired be field and telephone

interviews with the hotel managers of the subject's competitive set, data taken from statistical reports, and office files were also used in segmenting these properties. From this information the market segments are then translated into room nights and occupancy percentages for each competitor as noted in the following chart.

Accommodated Demand

Comp	Property	Occupied Nights	Leisure Demand	Corporate Demand	Group Demand
*	The Inn at Harbour Town (Subject)	13,907	40.0%	60.0%	0.0%
1	Crown Plaza	63,043	40.0%	60.0%	0.0%
2	Hilton Oceanfront Resort	70,483	50.0%	50.0%	0.0%
3	Marriott Beach & Golf Resort	109,512	50.0%	50.0%	0.0%
4	The Westin Resort	93,236	40.0%	60.0%	0.0%
	Total/Average	**350,181**	**45.1%**	**54.9%**	**0.0%**

The 2002 demand mix for the competitive supply was approximately 45.1% transient, and 54.9% corporate demand.

Demand Forecast

Projections of future demand in the competitive market and for the subject are integral in determining the market value of the subject in the Income Capitalization Approach. The subject has recently updated its website and now allows guest to book rooms via the web. The subject is marketing and offering more packages than in the past. The following discussion will outline the appraisers' projections for each market segment over the holding period.

- **Leisure** – Hilton Head Island and its surrounding barrier islands are typical tourist destinations. The primary sources of demand in this segment are tourists and families visiting local attractions, the oceanfront, or attending annual festivals in the area. Tourist demand has increased since 1990 due to improved highway accessibility.

  The peak season for this demand segment typically begins June and extends to through the end of August (around Labor Day). However, this season has begun to extend into the shoulder months in recent years. During the fall and spring shoulder seasons, demand tends to be predominantly weekend demand.

  We have projected this demand segment to continue to increase 3% per year for the next two years, 2% in Year 3 and thereafter remaining stable.

Market Demand by Segment Forecast
The Inn at Harbour Town, Hilton Head, South Carolina

Calendar Year

Period	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Room Night Demand by Segment											
Leisure	162,814	167,698	171,052	172,763	172,763	172,763	172,763	172,763	172,763	172,763	172,763
Growth	3%	3%	2%	1%	0%	0%	0%	0%	0%	0%	0%
Corporate	194,030	197,911	203,848	205,887	205,887	205,887	205,887	205,887	205,887	205,887	205,887
Growth	1%	2%	3%	1%	0%	0%	0%	0%	0%	0%	0%
Group	0	0	0	0	0	0	0	0	0	0	0
Growth	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Other	0	0	0	0	0	0	0	0	0	0	0
Growth	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Total Room Night Demand	356,844	365,609	374,901	378,650	378,650	378,650	378,650	378,650	378,650	378,650	378,650
Growth	1.9%	2.5%	2.5%	1.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Room Night Supply	601,520	601,520	601,520	601,520	601,520	601,520	601,520	601,520	601,520	601,520	601,520
Growth	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Overall Market Occupancy	59.3%	60.8%	62.3%	62.9%	62.9%	62.9%	62.9%	62.9%	62.9%	62.9%	62.9%
Growth	1.9%	2.5%	2.5%	1.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

- **Corporate** – The corporate demand segment in this hotel market is comprised of corporate visitors and other businesses related to the area. The average stay for individual corporate demand is typically two to three nights. This demand segment consists largely of the demand that will accrue to full-service hotels because of meeting/banquet space and golf/tennis amenities. According to local officials, Hilton Head has historically been able to attract significant meetings and conventions as a result of, numerous restaurants and top quality golf and tennis facilities. Improved highway access and proximity of the airport, also continue to positively impacting the amount of group business attracted to the area. We have assumed a modest growth rate of 1% per year for the first year, 2% in Year 2 and 3% in Year 3, as the economy recovers, and thereafter remain stable. Currently, this segment has been the loss of occupancy leader as corporation have cut travel budgets and decreased meetings.

- **Group** – As the subject and competitive set do not receive significant demand from this segment, no additional discussion is required.

Using our projection of the market demand by segment in consideration of overall market supply forecasts, the resulting market occupancy over the holding period is calculated and summarized on the facing page. The table indicates that market wide occupancy is expected to increase 1.9% in 2003. In 2004, overall occupancy will increase 2.5% to 60.8% and in 2005 will increase 2.5% before stabilizing at 62.9% in 2006.

Subject Occupancy Projections

In our analysis of anticipated occupancy at the subject property, we have considered the recent occupancy levels of the four most competitive properties in the market. The following table summarizes the occupancy rates of the competitors.

Current Occupancy Rates

Comp.	Property	Rooms	Available Room Nights	Occupancy 2002
*	The Inn at Harbour Town (Subject)	60	21,900	63.5%
1	Crown Plaza	340	124,100	50.8%
2	Hilton Oceanfront Resort	324	118,260	59.6%
3	Marriott Beach & Golf Resort	512	186,880	58.6%
4	The Westin Resort	412	150,380	62.0%
	Total/Average	**1,648**	**601,520**	**58.2%**

The subject's primary competitors in 2002 exhibited occupancy rates between 50.8% and 62.0% with an average of 58.2%. The subject was the highest at 63.5%. To accurately project the

Subject Demand and Occupancy Forecast

The Inn at Harbour Town, Hilton Head, South Carolina

Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Total Room Night Supply	601,520	601,520	601,520	601,520	601,520	601,520	601,520	601,520
Subject's Fair Share	3.6%	3.6%	3.6%	3.6%	3.6%	3.6%	3.6%	3.6%
Total Leisure Demand	161,281	168,816	171,052	171,052	171,052	171,052	171,052	171,052
Subject Fair Share	5,872	6,146	6,228	6,228	6,228	6,228	6,228	6,228
Subject Penetration	97.5%	102.6%	107.6%	107.6%	107.6%	107.6%	107.6%	107.6%
Subject Demand Captured (Market Share)	5,725	6,306	6,701	6,701	6,701	6,701	6,701	6,701
Subject's Percentage of Total Mix	40.3%	41.9%	42.9%	42.9%	42.9%	42.9%	42.9%	42.9%
Total Corporate Demand	194,043	199,890	203,848	203,848	203,848	203,848	203,848	203,848
Subject Fair Share	7,065	7,278	7,422	7,422	7,422	7,422	7,422	7,422
Subject Penetration	120.0%	120.0%	120.0%	120.0%	120.0%	120.0%	120.0%	120.0%
Subject Demand Captured (Market Share)	8,478	8,733	8,906	8,906	8,906	8,906	8,906	8,906
Subject's Percentage of Total Mix	59.7%	58.1%	57.1%	57.1%	57.1%	57.1%	57.1%	57.1%
Total Group Demand	0	0	0	0	0	0	0	0
Subject Fair Share	0	0	0	0	0	0	0	0
Subject Penetration	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Subject Demand Captured (Market Share)	0	0	0	0	0	0	0	0
Subject's Percentage of Total Mix	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Other Demand	0	0	0	0	0	0	0	0
Subject Fair Share	0	0	0	0	0	0	0	0
Subject Penetration	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Subject Demand Captured (Market Share)	0	0	0	0	0	0	0	0
Subject's Percentage of Total Mix	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Subject's Total Demand Captured (Market Share)	14,203	15,039	15,607	15,607	15,607	15,607	15,607	15,607
Subject's Room Supply	21,900	21,900	21,900	21,900	21,900	21,900	21,900	21,900
Subject's Projected Occupancy	**64.9%**	**68.7%**	**71.3%**	**71.3%**	**71.3%**	**71.3%**	**71.3%**	**71.3%**
Overall Market Occupancy	59.3%	60.8%	62.3%	62.9%	62.9%	62.9%	62.3%	62.3%
Subject's Actual Market Share	4.0%	4.1%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
Subject's Penetration Level	**1.10**	**1.13**	**1.14**	**1.14**	**1.14**	**1.14**	**1.14**	**1.14**

subject's occupancy rate over the holding period, we have forecast the subject's penetration level within each of the market segments. We anticipate some increases in occupancy resulting from the sales and marketing campaign. Through the year-to-date May 2003, the Hilton has seen a decrease in occupancy to 47.5% versus a year-to-date of 66.0% in 2002. Most of this is attributable to the need for renovation of the Hilton. Marriott year-to date is up 11.0% over year-to date 2002; much of this is due to the change in flag and the $26 million renovation package. The Crown Plaza has experienced a 5.8% decrease year-to-date 2003.Westin is projecting a rise of about 3% for 2003.

- **Leisure** - The subject property offers an excellent location adjacent to the Harbour Town golf course and conference center. Due to the resort atmosphere, amenities, and exclusivity of the subject, the hotel caters to those individuals and families seeking personal service. Since it is not positioned in the market to offer affordable room rates to most typical overnight travelers and families, we have estimated a penetration level in the tourist/social of 97.5% in Year 1, 102.6% in Year 2 and 107.6% throughout the remainder of the projection period. Further, the subject is a 60-room property whereas the comparable properties range from 324 to 512 room properties.

- **Corporate** – The subject will likely generate demand from this segment as a result of corporate visitors and other businesses related to the area. Most golf-related demand has historically been accommodated in the numerous condos, villas, and private residences throughout the resort. The availability of the upscale, full-service subject hotel will continue to be appealing to those golf groups seeking accommodations for two, three and four days, respectively. On the basis of this information and the subject's historical demand from this segment, we have projected the subject to capture 120.0% of this demand throughout the holding period.

- **Group** –This demand segment includes what is often referred to as SMERF (Social, Military, Educational, Religious, and Fraternal) demand. Travel within this segment is usually seeking accommodations on Friday and/or Saturday nights. As the subject and competitive set do not receive significant demand from this segment, no additional discussion is required.

Using these projections for the subject's demand by segment and considering overall market supply and demand forecasts, the resulting occupancy over the holding period for "as is" is summarized on the facing page. The subject is projected to have an occupancy rate of 64.9% in Year 1, 68.7% in Year 2, and rise to a stabilized 71.3% in Year 3 and remain stable over the holding period.

Subject Average Daily Rate Projections

The subject facility opened in November of 2000. To gain insight into how the subject's rate compares to the marketplace, the following table summarizes the ADR and RevPar for the competitive set.

Comparable ADR and RevPAR Rates – 2002

Comp.	Property	Rooms	Average Daily Rate	Rev Par
*	The Inn at Harbour Town (Subject)	60	$182.63	$115.97
1	Crown Plaza	340	$147.94	$75.15
2	Hilton Oceanfront Resort	324	$156.72	$93.41
3	Marriott Beach & Golf Resort	512	$138.68	$81.27
4	The Westin Resort	412	$170.00	$105.40
	Total/Average	**1,648**	**$154.06**	**$89.69**

The competitive set offers average daily rates ranging from a low of $138.68 to a high of $182.63, and averages $154.06 per occupied room night. The Crown Plaza sets the low end of the range. The Westin sets the upper end of the range at approximately $170.00. The Crown Plaza, Marriott, and the Hilton hotels tend to cater more to the upscale guests rather than the luxury market and therefore will set the low end of the range. The Westin caters to more of the luxury market and sets the upper end of the range. With the subject's quality room finishes, low room count and its excellent location within the Harbour Town Resort, from this data and based upon our previous projections of the subject's occupancy rate, we have forecast the subject's average daily rate of $185.00 per occupied room night in Year 1.

Future growth in average daily room rates for the subject is estimated by examining historical increases and anticipated inflationary trends. The following table shows the historical increases in average daily rates from those hotels outlined in the national trends section.

National Trends

Period	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Market Average Daily Rate	$58.28	$59.17	$60.79	$63.19	$66.22	$70.53	$74.71	$78.17	$81.29	$85.24	$84.92
Growth	-	1.5%	2.7%	3.9%	4.8%	6.5%	5.9%	4.6%	4.0%	4.9%	-1.3%

Source: 2001 Smith Travel Report

The growth rate over the entire ten-year period has averaged 3.84% and is reflective of the market's continuing positive performance. Given the recessionary economic conditions, the impact of the events of September 11th, 2001 on travel, and the results of the most recent hotel investor surveys, we expect reduced annual ADR gains. Considering this trend, the subject's franchise affiliation, location, the recession, and the events that occurred in Fall 2001, we have projected an increase of 3.5% per year over the holding period.

Highest and Best Use

According to the Dictionary of Real Estate Appraisal, published by the American Institute of Real Estate Appraisers (now known as the Appraisal Institute), Highest and Best Use is defined as follows:

1. The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity.

2. Highest and best use of land or a site as though vacant:
   Among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.

3. The use that should be made of a property as it exists. An existing improvement should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one.[1]

Implied in these definitions is that the determination of highest and best use takes into account the contribution of a specific use to the community and community development goals as well as the benefits of that use to individual property owners. Hence, in certain situations the highest and best use of land may be for parks, greenbelts, preservation, conservation, wildlife habitats, and the like.

The discussion in the accompanying text identifies four criteria that must be examined to determine a property's highest and best use. These requirements are that the use is **physically possible, legally permissible, financially feasible, and maximally productive.**

The above definition of highest and best use applies to the use of a site as though it were vacant, as well as to the total property, as if improved. When a site has improvements, the highest and best use may be different from the existing use. When the value of the land, less the cost of removing existing improvements, exceeds the value of the existing improvements a change in highest and best use is warranted.

[1] The Dictionary of Real Estate Appraisal, Fourth Edition, 2002.

Highest and Best Use - *As Though Vacant*

When all of the reasonable, alternative uses of the vacant land have been determined, that use which yields the highest present land value, after payments are made for labor, capital and coordination, is generally regarded as the highest and best use of the land as though vacant.

Legally Permissible

The subject property is located within the Sea Pines Resort, under the zoning jurisdiction of the Town of Hilton Head. As discussed in the zoning section of the report, the Sea Pines planned development allows for the development of residential developments, hotels and limited commercial uses.

Typical easements for utility and drainage purposes encumber the subject site. These easements do not appear to pose significant burdens on ownership. With the exception of those uses not permitted by the zoning district, no other limitations of significance were noted during the course of the investigation. In the final analysis, the zoning of the subject permits an adequate range of legally permitted uses given the nature of the community.

Physically Possible

The subject site has physical characteristics conducive to those uses permitted in the zoning District. The subject has good access from nearby thoroughfares. The subject's 146.20 acres is adequate in size to support a multiple uses such as a golf course, tennis facilities and other such uses typically found in a resort community, including a hotel, conference center or residential uses. All municipal utilities, including water, sewer, electricity and telephone are available. Overall, the location and physical attributes of the subject site place no undue constraints on its development, except for wetland considerations. Given the water front location of the tract and the nature of the surrounding uses, the physical characteristics of the site are favorable for development, especially of a resort nature.

Financially Feasible

Given the size of the subject tract, in conjunction with the current zoning and locational considerations, the most likely and financially feasible use is for a resort development. Given the tract's highly desirable location, it is reasonable to conclude that some form of resort development with multiple uses would be explored. In light of the continued activity in the local market, demographic trends and the related likelihood of stable to increasing long term demand for resort development within the area, development of the subject with a golf course, hotel,

conference center and other such resort uses are considered to be the most probable financially feasible uses at the present time. No particular resort use stands out as the most feasible from a financial standpoint or stands out as providing optimum value to the tract.

Maximally Productive

The maximally productive use is produced by the specific use among those financially feasible uses, which provides the highest present worth to the land. Based upon our analysis of the legally permissible, physically possible, and financially feasible uses of the site, it is our opinion that the maximally productive use of the site as vacant is for some form of resort development. The following Income Capitalization Approach directly addresses this issue. This approach to value confirms the feasibility of the use of the subject tract as a golf oriented resort with hotel and conference center components.

Conclusion

Considering all the above facts, the highest and best use of the subject property *as vacant* is for some form of resort use including a hospitality development.

Highest and Best Use - As Improved

The same tests apply to the analysis *as improved* as were examined in the *as though vacant* discussion.

Legally Permissible

From a legal standpoint, the existing improvements and land uses are in compliance with the zoning district requirements. There do not appear to be any issues of a legal nature that would limit the developability or marketability of the property, as it is exists today.

Physically Possible

A resort use is able to capitalize on the tract's good location on a South Carolina barrier island. The combination of the subject's legal uses, physical attributes and proximity to Highway 278 and I-95 make it a good choice for resort development. The site inspection revealed the improvements are conveniently located on the site and the layout of the project is efficient. The property is considered to be functional for the existing use and conforms well to existing standards and expectations in the marketplace. There do not appear to be any issues of a legal nature that would limit the marketability of the property as it exists today. In fact, the 25+ year

history of hosting a PGA Tour event at Harbour Town has been extremely beneficial to the marketing of the Harbour Town Golf Links and to the Sea Pines Resort.

Financially Feasible/Maximally Productive

The property as improved is financially feasible and as shown in the Income Capitalization Approach section of this report, current revenues support the continued use of the property as a resort. At present, there is no alternative use that would justify a change in the existing use. The existing development is an appropriate use that satisfactorily meets the legally permissible, physically possible, financially feasible and maximally productive tests of highest and best use.

Conclusion

Considering all the above facts, the highest and best use of the subject property *as improved* is its current use as the Harbour Town Resort, including the golf course, inn and conference center. The Reconciliation section of this report contains a further discuss of the synergy of these components of the resort working together to create and maintain the value of the resort.

Valuation Methodology

The purpose of this section is to combine the information previously described with data obtained in the market to estimate a value for the subject property. Two of the three traditional approaches to value have been developed in this appraisal.

The Cost Approach has not been developed, but a land value has been reported.

In the Income Capitalization Approach, the potential income for the subject property is analyzed and compared to competing golf courses for an estimate of potential income for the subject. The operating expenses are studied and analyzed in comparison to typical operations like the subject, and published expense studies. Based on projections of income for the holding period and the sale proceeds at the end of the holding period, a discounted cash flow valuation is derived. The implied capitalization rate is then compared to the rates indicated by the sales from the Sales Comparison Approach as a check. This analytical technique simulates typical investor considerations and produces the estimate of market value from an investor's viewpoint.

The Sales Comparison Approach involves a comparison between the subject club and recently sold comparable properties. The best unit of comparison for golf courses is the (GIM) gross income multiplier, which reflects the prevailing relationship between income and sale price. The gross income is divided into the comparable sale price, reflecting the economic relationship between the gross income-generating capabilities of the comparable property and its sale price. The estimated gross income for the subject is then multiplied by the appropriate multipliers, based on a comparison with these sales, to produce subject indications of value. This analytical technique tends to simulate investor economic considerations typical of the market. Comparisons such as price per acre, per hole, per yard, and per round are used as a check to the valuations by the gross income multiplier.

Cost Approach

The Cost Approach has addressed only the value of the underlying land. The land is appraised as if available in the marketplace for development to its highest and best use.

Land Valuation

In order to estimate the value of the subject site, we have studied the land values of vacant land sales in the Town of Hilton Head and land sales in other relevant areas of the Beaufort County market. We have searched primarily for sales of tracts that have been developed or will be developed into golf properties. Our focus has been on land tracts that recently have been sold in locations that are similar to the Harbour Town tract. While a large number of golf courses were built in Hilton Head market within the last decade, golf construction has now virtually stopped. Most of the recently developed courses have been built on land that has been owned by the developers for years or in more remote areas of the county. The sales information on each sale and a land sales comparison chart are shown on the following pages.

Harbour Town Land Sale Chart



27
Pinckney Colony
Barrell Landing
6
170
SOUTH CAROLINA
Pritchardville
46
4
Bluffton
278
Horse Landing
Brighton Beach
Palmetto Bluff
Myrtle Island
Hickory Bluff
Beach City Rd
Hilton Head Airport
5
Hilton Head Island
Cross Island Pky
Spanish Wells
3
1
Lighthouse Landing
Folly Field
Hilton Head Island
Forest Beach
2
Lawton
Subject
Haig Pt Rd
Daufuskie Island
South Sea Pines
Atlantic Ocean
Fort Fremont
7
Parris Island
St. Helena Island
St. Phillips Island
0 mi
2
4
6
8
Page 1



Land Sale #1

LOCATION:	South side of Marshland Road, west of Allen Road, Hilton Head, Beaufort County, South Carolina
GRANTOR:	Indigo Run Limited Partnership
GRANTEE:	Broad Pointe, LP
TAX IDENTIFICATION:	R510-011-000-0085
DEED REFERENCE:	Deed Book 1106, Page 2245
DATE OF SALE:	October 30, 1998
SALES PRICE:	$4,551,000
SITE SIZE (ACRES):	62.09 acres
SALES PRICE PER ACRE:	$73,297
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Level
UTILITIES:	All Public
COMMENTS:	This is a tract that has been developed into a residential community called Broad Pointe.



Land Sale #2

LOCATION:	North side of Greenwood Drive, east of the intersection with Plantation Drive, Hilton Head, Beaufort County, South Carolina
GRANTOR:	Mary Wyman Stone Fraser, Wyman Fraser Davis and Laura Lawton Fraser Amal, Co-Trustees of the Fraser Family Irrevocable Trust
GRANTEE:	Community Services Associates, Inc.
TAX IDENTIFICATION:	R550-014-000-0935
DEED REFERENCE:	Deed Book 1248, Page 1172
DATE OF SALE:	December 31, 1999
SALES PRICE:	$1,100,000
SITE SIZE (ACRES):	21.88 Acres
SALES PRICE PER ACRE:	$50,274
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Level
UTILITIES:	All Public
COMMENTS:	A portion of this property is wetlands.

NO PHOTO AVAILABLE

Land Sale #3

LOCATION:	Barataria Island, Bluffton, Beaufort County, South Carolina
GRANTOR:	Candace Dilello (f/k/a Candace Lake) and Alfred Loomis, III
GRANTEE:	Olympic Acquisition, LLC
TAX IDENTIFICATION:	R600-055-000-0001
DEED REFERENCE:	Deed Book 1305, Page 0873
DATE OF SALE:	June 23, 2000
SALES PRICE:	$4,000,000
SITE SIZE (ACRES):	150 Acres
SALES PRICE PER ACRE:	$26,667
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Oval / Level
UTILITIES:	All Public
COMMENTS:	This tract is situated on Barataria Island, which is inaccessible by car.



Land Sale #4

LOCATION:	East side of Hwy 46, north of Drayson Court, Bluffton, Beaufort County, South Carolina
GRANTOR:	Maxwell Oaks
GRANTEE:	Myrtle Plantation P/S LLC
TAX IDENTIFICATION:	R601-039-000-0129
DEED REFERENCE:	Deed Book 1258, Page 0214
DATE OF SALE:	February 2, 2000
SALES PRICE:	$2,350,000
SITE SIZE (ACRES):	54.40 Acres
SALES PRICE PER ACRE:	$43,199
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Rectangular / Flat
UTILITIES:	All Public
COMMENTS:	This track is part of a mixed-use development called Bluffton Village



Land Sale #5

LOCATION:	North and south side of Mitchellville Road, west of Fish Haul Road, Hilton Head, Beaufort County, South Carolina
GRANTOR:	Peppertree Resorts, Ltd.
GRANTEE:	Managed Assets, LLC
TAX IDENTIFICATION:	R510-005-000-006B
DEED REFERENCE:	Deed Book 1423, Page 292
DATE OF SALE:	May 22, 2001
SALES PRICE:	$930,000
SITE SIZE (ACRES):	17.56 Acres
SALES PRICE PER ACRE:	$52,961
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Level
UTILITIES:	All Public
COMMENTS:	This property is located in a poor neighborhood.



Land Sale #6

LOCATION:	West side of Pinckney Colony Road, north side of Fording Island Road, Bluffton, Beaufort County, South Carolina
GRANTOR:	Mary Beebe Beasley
GRANTEE:	Colony Properties, LLC
TAX IDENTIFICATION:	R600-022-000-0018
DEED REFERENCE:	Deed Book 1582, Page 745
DATE OF SALE:	May 15, 2002
SALES PRICE:	$2,500,000
SITE SIZE (ACRES):	36.49 Acres
SALES PRICE PER ACRE:	$68,512
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Level
UTILITIES:	All Public

Comparable Number	Sale One	Sale Two	Sale Three	Sale Four	Sale Five	Sale Six	Subject Property
Identification:	Broad Pointe Subdivision	Vacant Land	Barataria Island	Bluffton Village	Vacant Land	Vacant Land	Harbour Town Golf Links
Location:	Marshland Road	N Side of Greenwood Dr	Barataria Island	Bluffton Road	N & S Sides of Mitchellville Rd	W Side of Pinckney Colony Rd	Lighthouse Road
Town:	Hilton Head	Hilton Head	Bluffton	Bluffton	Hilton Head	Bluffton	Hilton Head
Tax Map #	R510-011-000-0085	R550-014-000-0935	R600-055-000-0001	R601-039-000-0129	R510-005-000-006B	R600-022-000-0018	
Date:	Oct-98	Dec-99	Jun-00	Feb-00	May-01	May-02	Jun-03
Acres:	62.09	21.88	150.00	54.40	17.56	36.49	143.10 : Golf Only 146.20 : Golf, Inn, & Conl
Price:	$4,551,000	$1,100,000	$4,000,000	$2,350,000	$930,000	$2,500,000	
Price/Acre:	$73,297	$50,274	$26,667	$43,199	$52,961	$68,512	
Price/Acre:	$73,297	$50,274	$26,667	$43,199	$52,961	$68,512	

Per Acre Analysis
****

	Sale One	Sale Two	Sale Three	Sale Four	Sale Five	Sale Six
Adjusted for Property Rights:	0%	0%	0%	0%	0%	0%
Adjusted Price:	$73,297	$50,274	$26,667	$43,199	$52,961	$68,512
Financing Terms:	0%	0%	0%	0%	0%	0%
Adjusted Price:	$73,297	$50,274	$26,667	$43,199	$52,961	$68,512
Conditions of Sale:	0%	0%	0%	0%	0%	0%
Adjusted Price:	$73,297	$50,274	$26,667	$43,199	$52,961	$68,512
Market Conditions:	16%	10%	7%	9%	2%	0%
Adjusted Price:	$84,698	$55,154	$28,616	$47,196	$54,021	$68,512
Adjusted Price Per Acre	$84,698	$55,154	$28,616	$47,196	$54,021	$68,512
Location:	0%	10%	30%	30%	20%	20%
Visibility/Access:	-5%	0%	25%	0%	5%	-5%
Frontage/View:	0%	20%	0%	20%	20%	0%
Size:	-15%	-20%	0%	-15%	-20%	-20%
Utilities:	0%	0%	20%	10%	0%	0%
Net Adjustments:	-20%	10%	75%	45%	25%	-5%
Value/Acre:	$67,758	$60,669	$50,077	$68,434	$67,526	$65,086

Source: Hotel Club Associates

In selecting comparable vacant land sales for this analysis, we have focused our research on Hilton Head Island and in Bluffton for tract sales for comparison with the subject tract. Hilton Head Island is almost built-out, so development has continued primarily "off island" to the west, in the Bluffton area. The locations of these sales are shown on the preceding land sales map. We researched every sale of 15 acres or more on Hilton Head Island or in Bluffton in the last several years. Since Hilton Head development is dominated by large plantation developments, we searched for sales of these plantation tracts. The plantation tracts are typically mixed-use developments of primarily residential land, but also golf and commercial tracts. To reflect the local market conditions, we found sales of tracts and then we have allocated our land value estimate to the three appraised properties, the golf course, the inn and the conference center.

In the land value analysis, the first adjustment concerns the real property rights conveyed. All of the comparables are fee simple interests in real estate. No adjustment for the property rights conveyed is necessary. The second adjustment concerns financing terms. Based on our research, all sales were cash or cash equivalent transactions, and no adjustments have been made for financing. Similarly, all comparable sales are arms length transactions, so no adjustments for conditions of sale have been made.

The market conditions adjustment reflects the strength of the land market during the late 1990s and 2000 and 2001, until September 11th, 2001. The coastal Carolinas market had experiencing rapid growth until September 11th, 2001. The demand for land well-suited for golf or residential development had been strong and is now recovering. We have reflected this trend by adjusting the sales prices at an upward annual rate of 5% until September 11th, 2001, and flat since. The upward adjustment to the comparables ranges from 0% for the most recent golf land sale, to an upward 16% for the oldest sale.

Since the comparable sales are all situated in Beaufort County, the locations of the sales are considered to be comparable to the subject. The subject location on Hilton Head Island is greatly superior to the Bluffton sales. Sales #3, #4 and #6 are located significantly off Hilton Head Island and the subject is considered to be 20% to 30% better located than these sales. Sale #2 is located on Greenwood Drive, the main artery of the western area of the island, so the subject has been adjusted upward by 10% compared to this sale. Sale #5 is located in a less desirable area than the subject property, so the subject has been adjusted upward by 20% compared to this sale.

The next adjustment concerns the visibility and access to the subject land. The visibility and access of a site can affect its value based on the extent to which the access to the property affects the desirability of the site. The subject site has adequate visibility and access, as do most of the

comparable sales. Sales #1 and #6 are considered to have better visibility and access than the subject, and therefore the subject is adjusted downward by 5% compared to these sales. Conversely, Sales #3 and #5 has poorer visibility and access than the subject property, so upward adjustments of 5% and 25% respectively have been applied to the subject compared to these sales.

The next adjustment reflects premium values resulting from frontage or views on water or frontage on a well-traveled highway. The subject is significantly better than Sales #2, #4 and #5, so upward adjustments of 20% have been made to the subject compared to these sales.

The comparable land sales range in size from 17.56 to 150.00 acres. Adjustments to accurately reflect differences in size are difficult to estimate because of the existence of other factors influencing land value. Nonetheless, there is a widely held theory that smaller tracts of land typically sell at a higher price per acre than larger tracts. The subject golf tract is larger than most of the comparable land sales, so downward adjustments of 15% to 20% have been reflected compared to all sales, except Sale #3. The subject tract is similar in size to Sale #3, which has not been adjusted.

Finally, adjustments for access to utilities have been reflected. Upward adjustments of 10% to 20% have been made for the Bluffton sales because the Hilton Head sales are served by the same utility system as the subject property. Sale #6 is located directly on US Highway 278 in Bluffton; therefore no adjustment has made to this sale, either.

Before the adjustment process, the prices per acre for the comparable land sales range from $26,667 to $73,297. After the adjustment process, the range of indicated values for the subject tract range from $50,077 to $68,434.

Of these sales, the three Hilton Head Island are considered most comparable to the subject property. These sales have occurred in 1998, 1999 and 2001, indicating subject values per acre of $67,758, $60,669 and $67,526 after the adjustment process. The Bluffton sales are primarily more recent, but more distant from the subject tract. The substantial differences with the Bluffton sales have resulted in large gross adjustments. Therefore, based primarily on the Hilton Head sales, we have estimated a current value for the subject tract of approximately $67,500 per acre. Therefore, the subject land component of value has been calculated as follows:

146.20 acres @ $67,500 per acre = $9,868,500

The 146.20-acre tract includes land used for the golf course, the inn, and the conference center. In order to allocate the land values to the three uses, we have considered the economics of the inn and the conference center uses. Based on our experience appraising hundreds of hospitality properties, we have seen prime hotel sites sell for no more than about $10,000 to $12,000 per room. Since the Inn at Harbour Town is a premium hospitality property, we estimate that this site could command $15,000 per room. Since only 60 rooms are permitted on the site, we estimate its value at $900,000, or $409,091 per acre.

Land for conference center use commands a similar price in the hospitality market. Since the conference center site is only about 0.9 acres, we have estimated its value at about half of the inn site, or $450,000. This value of the site is $500,000 per acre. Therefore, the allocated components of the total land value are summarized as follows:

Golf Land Value	$8,518,500
Inn Land Value	$900,000
Conference Center Land Value	$450,000
Total Land Value:	**$9,868,500**

Income Capitalization Approach – Harbour Town Golf Links

The income approach is defined as follows:

> "A set of procedures through which an appraiser derives a value indication for an income-producing property by converting its anticipated benefits (cash flows and reversion) into property value. This conversion can be accomplished in two ways. One year's income expectancy can be capitalized at a market-derived capitalization rate or at a capitalization rate that reflects a specified income pattern, return on investment, and change in the value of the investment. Alternatively, the annual cash flows for the holding period and the reversion can be discounted at a specified yield rate."

SOURCE: The Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th edition, *2002.*

Golf courses are often constructed as part of a real estate development in order to enhance the value of surrounding land and serve as a demand generator for real estate sales. Following the development phase, golf courses are often sold to the club membership, owner's association, or an independent party who intends to operate the course for its income producing capability. The subject golf course was developed as a resort course. A market analysis has been conducted to estimate the income generating potential of the property being operated at its Highest and Best Use.

Data presented in the Golf Trends section and the history of the subject operations have been used to project our estimation of future revenue streams for the subject property. In addition, we have compared actual operating results of other golf properties in order to estimate anticipated operating costs. Revenues and expenses have been estimated in order to project the potential net operating income that a typical investor could expect from the property. This section presents an explanation of the income and expense estimates, which has been developed from the available data. The income is then converted into value using a discounted cash flow technique. This method uses an estimate of levels of net operating income for each year of a holding period, arrives at a reversionary value of the property at the end of the holding period and then discounts the resulting cash flows and reversion at an appropriate discount rate. The discount rate reflects the risk attributable by the market to the income stream relative to alternative investments available.

Methodology

This appraisal report estimates the value of the subject property "as is." Fundamental to the estimates of operating results is the assumption of competent and efficient management at the property. Among the primary duties of management are the maintenance of the quality of the facility and the execution of adequate marketing efforts. Marketing is a very important ingredient

in the success or failure of this golf facility. A more thorough discussion of the supply and demand for golf courses in the area is shown in the GolfTrends section of this report.

The ***Uniform System of Accounts for Clubs***, recommended by the Club Managers Association of America (CMAA) and the National Golf Course Owners Association and in general use throughout the industry, has been used in the classification of revenues and expenses in this appraisal report. In this system of account classification, only direct operating expenses are charged to the operating departments. General overhead items, which are applicable to the overall operation of the facility, are classified as undistributed operating expenses. Those items that generally are considered to be beyond the control of the property manager are classified as fixed costs.

Our projections also incorporate an estimate of general price inflation. To portray income level changes, we have assumed a 3.5% annual inflation rate over the projection period. This rate reflects the current long-term outlook for the future movement of prices. This assumption is intended only to portray an expected long-term trend in price movements, rather than for a specific interval in time.

Certain expenses typically shown in financial statements for golf courses are considered to be capital related, and are not included in the projected operating statement. These include depreciation, interest expense, principal payments, amortization, capital gains or losses, and income taxes.

Basis of Assumptions

The basis of the estimate of future operating results for the existing golf course and club operations is a stabilized number of resort golf rounds of 30,500, annual member rounds at 11,500 per year. It is our estimate of results that could be achieved in a typical year with continued proper marketing and management.

In the Projected Income and Expense statement, we have utilized actual operating results from comparable golf facilities in similar Southeastern markets and the Society of Golf Appraisers (SGA®) survey of semi-private clubs. Information about the nature of these clubs is summarized as follows:

Income and Ex[illegible] Comparables for Harbou[illegible] Golf Links

HARBOUR TOWN EXPC

	Comparable A				Comparable B			
	$ Amount	%	$/Round	$/Hole	$ Amount	%	$/Round	$/Hole
INCOME:								
Dues and Initiation Fees	$186,000	5.3%	$4.67	$10,333	-	-	-	-
Greens Fees	1,753,290	50.0%	44.05	97,405	2,160,414	56.8%	46.11	120,023
Cart Fees	887,960	25.3%	22.31	49,332	915,047	24.1%	19.55	50,836
Range Fees	17,646	0.5%	0.44	980	17,755	0.5%	0.38	986
Food & Beverage Sales	405,836	11.6%	10.20	22,546	317,039	8.3%	6.77	17,613
Pro Shop Sales	253,631	7.2%	6.37	14,091	393,525	10.3%	8.40	21,863
Other	10	-	-	1	-	-	-	-
Total Income	$3,504,389	100.0%	$88.04	$194,688	$3,804,580	100.0%	$81.21	$211,366
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course	$574,518	29.6%	$14.43	$31,918	$444,439	20.6%	$9.49	$24,691
Golf Cart/Lease	54,000	6.1%	1.36	3,000	54,000	5.9%	1.15	3,000
Range	-	-	-	-	-	-	-	-
Food & Beverage	331,400	81.7%	8.33	18,412	183,811	58.0%	3.92	10,212
Pro Shop	373,586	147.3%	9.39	20,755	444,421	112.9%	9.49	24,690
Other	-	-	-	-	-	-	-	-
Total Depart. Costs & Exps:	$1,333,512	38.1%	$33.50	$74,084	$1,126,671	29.6%	$24.05	$62,593
UNDISTRIBUTED EXPENSES:								
Administrative & General	$125,339	3.6%	$3.15	$6,963	$51,154	1.3%	$1.09	$2,842
Management Fees	102,000	2.9%	2.56	5,667	102,000	2.7%	2.18	5,667
Marketing & Entertainment	116,775	3.3%	2.93	6,488	79,923	2.1%	1.71	4,440
Professional Fees	-	-	-	-	-	-	-	-
Repairs & Maintenance	28,240	0.8%	0.71	1,569	7,802	0.2%	0.17	433
Utilities	78,772	2.2%	1.98	4,376	79,273	2.1%	1.69	4,404
Total Undistributed Expenses	$451,126	12.9%	$11.33	$25,063	$320,152	8.4%	$6.83	$17,786
INCOME BEFORE FIXED CHARGES:	$1,719,751	49.1%	$43.21	$95,542	$2,357,757	62.0%	$50.33	$130,987
FIXED CHARGES:								
Property Insurance	$29,445	0.8%	$0.74	$1,636	$26,457	0.7%	$0.56	$1,470
Property Taxes	16,246	0.5%	0.41	903	54,102	1.4%	1	3,006
Land Lease	-	-	-	-	215,986	5.7%	5	11,999
Reserves for Replacement	-	-	-	-	-	-	-	-
Total Fixed Charges	$45,691	1.3%	$1.15	$2,538	$296,545	7.8%	$6.33	$16,475
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$1,674,060	47.8%	$42.06	$93,003	$2,061,212	54.2%	$44.00	$114,512

	Comparable C				Comparable D			
	$ Amount	%	$/Round	$/Hole	$ Amount	%	$/Round	$/Hole
INCOME:								
Dues and Initiation Fees	$150,000	4.4%	$68.18	$8,333	$1,619,893	13.2%	$83.97	$44,997
Greens Fees	2,090,000	60.9%	50.00	116,111	2,729,731	22.2%	46.81	75,826
Cart Fees	522,500	15.2%	11.88	29,028	1,484,333	12.1%	19.13	41,229
Range Fees	110,000	3.2%	2.50	6,111	27,569	0.2%	0.36	766
Food & Beverage Sales	198,000	5.8%	4.50	11,000	1,953,034	15.9%	25.17	54,251
Pro Shop Sales	352,000	10.3%	8.00	19,556	1,251,748	10.2%	16.13	34,771
Other	11,000	0.3%	0.25	611 (C)	3,223,938	26.2%	41.55	89,554
Total Income	$3,433,500	100.0%	$145.31	$190,750	$12,290,145	100.0%	$158.38	$341,393
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course	$487,706	21.8%	$11.08	$27,095	$1,144,647	26.4%	$14.75	$31,851
Golf Cart/Lease	56,471	10.8%	1.28	3,137	19,287	1.3%	0.25	536
Range	15,401	14.0%	0.35	856	17,612	63.9%	0.23	489
Food & Beverage	154,013	77.8%	3.50	8,556	1,485,705	76.1%	19.15	41,270
Pro Shop	308,025	87.5%	7.00	17,113	1,556,399	124.3%	20.06	43,233
Other	5,134	46.7%	0.12	285	711,370	22.1%	9.17	19,760
Total Depart. Costs & Exps:	$1,026,750	29.9%	$23.34	$57,042	$4,937,020	40.2%	$63.62	$137,139
UNDISTRIBUTED EXPENSES:								
Administrative & General	$188,238	5.5%	$4.28	$10,458	$241,699	2.0%	$3.11	$6,714
Management Fees	139,296	4.1%	3.17	7,739	151,308	1.2%	1.95	4,203
Marketing & Entertainment	112,943	3.3%	2.57	6,275	266,551	2.2%	3.43	7,404
Professional Fees	18,824	0.5%	0.43	1,046	-	-	-	-
Repairs & Maintenance	56,471	1.6%	1.28	3,137	172,307	1.4%	2.22	4,786
Utilities	94,119	2.7%	2.14	5,229	98,678	0.8%	1.27	2,741
Total Undistributed Expenses	$609,891	17.8%	$13.86	$33,883	$930,543	7.6%	$11.99	$25,848
INCOME BEFORE FIXED CHARGES:	$1,796,859	52.3%	$40.84	$99,826	$6,422,582	52.3%	$82.76	$178,405
FIXED CHARGES:								
Property Insurance	$60,236	1.8%	$1.37	$3,346	$331,825	2.7%	$4.28	$9,217
Property Taxes	82,825	2.4%	1.88	4,601	286,359	2.3%	3.69	7,954
Land Lease	-	-	-	-	-	-	-	-
Reserves for Replacement	-	-	-	-	-	-	-	-
Total Fixed Charges	$143,061	4.2%	$3.25	$7,948	$618,184	5.0%	$7.97	$17,172
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$1,653,798	48.2%	$104.86	$91,878	$5,804,398	47.2%	$74.80	$161,233

	HGA			
	$ Amount	%	$/Round	$/Hole
INCOME:				
Dues and Initiation Fees	$438,772	26.4%	$39.61	$24,376
Greens Fees	654,261	48.7%	28.48	36,348
Cart Fees	521,875	27.7%	12.03	28,993
Range Fees	47,263	2.6%	1.33	2,626
Food & Beverage Sales	346,141	17.8%	6.91	19,230
Pro Shop Sales	232,064	11.6%	5.94	12,892
Other	247,615	8.3%	5.71	13,756
Total Income	$2,404,176	100.0%	$82.13	$133,565
DEPARTMENTAL COSTS & EXPENSES: (A)				
Golf Course	$445,130	27.6%	$13.55	$24,729
Golf Cart/Lease	64,838	29.5%	2.44	3,602
Range	4,395	33.1%	0.20	244
Food & Beverage	278,747	88.0%	5.96	15,319
Pro Shop	236,013	191.8%	6.65	13,112
Other	45,043	18.2%	2.12	2,502
Total Depart. Costs & Exps:	$1,071,166	44.6%	$26.51	$58,958
UNDISTRIBUTED EXPENSES:				
Administrative & General	$187,182	10.1%	$4.34	$10,399
Management Fees	85,590	4.0%	2.17	4,755
Marketing & Entertainment	51,183	3.8%	1.75	2,839
Professional Fees	16,200	0.7%	0.55	900
Repairs & Maintenance	27,400	1.9%	0.76	1,522
Utilities	35,920	2.6%	1.17	1,996
Total Undistributed Expenses	$403,395	21.3%	$9.58	$17,522
INCOME BEFORE FIXED CHARGES:	$929,615	38.7%	$21.43	$51,645
FIXED CHARGES:				
Property Insurance	$37,298	2.2%	$1.05	$2,072
Property Taxes	43,825	2.7%	1.39	2,435
Land Lease	-	-	-	-
Reserves for Replacement	79,125	4.7%	2.31	4,396
Total Fixed Charges	$160,248	7.4%	$11.96	$6,744
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$1,046,965	41.4%	$21.39	$58,165

NOTES:

(A) Expense ratios represent percentage of total revenues, except departmental costs and expenses which are shown as the percent of department revenue.
(B) Other charges include interest, depreciation, amortization and income taxes.
(C) EqualsTennis, Club/Sports Card, Recreation and other Golf

SOURCE: Hotel and Club Associates, Inc.

Expense Comp	Type Course	State	# of Holes	Annual Rounds
A	Resort	SC	18	39,804
B	Resort	NC	18	46,849
C	Resort	NC	18	44,000
D	Resort	SC	36	77,601
SGA	Resort	Various	18	43,381

We believe these comparables represent a sound basis for comparison. At all courses, resort rounds dominate play, although some also have member play. Since the subject course is used for resort and member play, we believe these comparables are appropriate for the subject course.

Estimated Annual Operating Results for a Stabilized Year

The statement of estimated annual operating results for the subject property in a stabilized year is presented on the following page. From this basis, we considered the effects of inflation, business development, and the number of golf rounds for the projection period. The underlying rationale and assumptions used in preparing these estimates are presented in the paragraphs that follow the stabilized year income and expense statement.

History of Income and Expenses - Harbour Town Golf Links

	2000 Actuals (A)				2001 Actuals (A)				2002 Actuals (A)				2003 YTD Actuals (A)			
	$ Amount	% Ratio	$/Round	$/Hole	$ Amount	% Ratio	$/Round	$/Hole	$ Amount	% Ratio	$/Round	$/Hole	$ Amount	% Ratio	$/Round	$/Hole
INCOME: ©																
Golf Greens Fees	$1,301,678	33.6%	95.97	72,315	2,621,926	38.4%	18.48	21,735	$2,903,931	42.3%	114.70	161,330	$1,346,247	39.1%	128.94	74,792
Annual Greens Fees	207,239	5.3%	29.57	11,513	$391,222	5.7%	192.73	145,663	406,149	5.9%	31.54	22,564	205,872	6.0%	35.54	11,437
Cart Fees (D)	492,862	12.7%	23.96	27,381	932,117	13.6%	26.81	51,784	999,102	14.6%	26.16	55,506	216,111	6.3%	13.31	12,006
Range	-	-	-	-	-	-	-	-	-	-	-	-	(27)	-	-	(1.50)
Food & Beverage	75,000	1.9%	3.65	4,167	660,320	9.7%	18.99	36,684	670,994	9.8%	17.57	37,277	314,045	9.1%	19.34	17,447
Pro Shop Sales	1,219,607	31.4%	59.29	67,756	1,510,916	22.1%	43.45	83,940	1,537,768	22.4%	40.26	85,432	650,809	18.9%	40.09	36,156
Amenities Fees/ Other	86,857	2.2%	4.22	4,825	178,503	2.6%	5.13	9,917	157,055	2.3%	4.11	8,725	73,410	2.1%	4.52	4,078
PGA Tour Event (NET)	495,164	12.8%	24.07	27,509	540,722	7.9%	15.55	30,040	187,382	2.7%	4.91	10,410	633,526	18.4%	39.02	35,196
Total Income	$3,878,407	87.2%	216.66	187,958	$6,835,716	92.1%	305.60	349,722	$6,862,381	97.3%	234.34	370,833	$3,439,993	100.0%	241.74	155,915
DEPARTMENTAL COSTS & EXPENSES:																
Golf Course Maintenance	$889,832	59.0%	43.26	49,435	$1,081,656	35.9%	31.11	60,092	$1,147,458	34.7%	30.04	63,748	$156,841	10.1%	9.66	8,713
Golf Carts	33,700	6.8%	1.64	1,872	47,263	5.1%	1.36	2,626	63,400	6.3%	1.66	3,522	29,289	13.6%	1.80	1,627
Range	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Food & Beverage	-	-	-	-	861,713	130.5%	24.78	47,873	824,095	122.8%	21.58	45,783	425,062	135.4%	26.18	23,615
Pro Shop	983,577	80.6%	47.81	54,643	1,362,647	90.2%	39.19	75,703	1,423,719	92.6%	37.28	79,096	631,013	97.0%	38.87	35,056
Amenities Fees/ Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Depart. Costs & Exps:	$1,907,109	49.2%	92.71	105,951	$3,353,279	49.1%	96.44	186,293	$3,458,672	50.4%	90.56	191,148	$1,242,205	36.1%	76.52	69,011
UNDISTRIBUTED EXPENSES:																
Administrative & General (F)	$469,052	12.1%	22.80	26,058	$723,952	10.6%	20.82	40,220	$725,347	10.6%	18.99	40,297	$240,899	7.0%	14.84	13,383
Management Fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Marketing & Promotional (F)	224,068	5.8%	10.89	12,448	369,124	5.4%	10.62	20,507	343,047	5.0%	8.98	19,058	122,751	3.6%	7.56	6,820
Professional Fees	800	-	0.04	44	-	-	-	-	-	-	-	-	1,200	-	0.07	67
Building Repairs & Maintenance (E	94,000	2.4%	4.57	5,222	85,017	1.2%	2.44	4,723	94,755	1.4%	2.48	5,264	34,594	1.0%	2.13	1,922
Utilities (E)	148,992	3.8%	7.24	8,277	66,243	1.0%	1.91	3,680	66,516	1.0%	1.74	3,695	33,377	1.0%	2.06	1,854
Total Undistributed Expenses	936,912	24.1%	45.55	52,051	1,244,336	18.2%	35.79	69,130	1,229,665	17.9%	32.20	68,315	432,820	12.5%	26.66	24,046
INCOME BEFORE FIXED CHARGE	$1,034,386	13.9%	$78	$29,957	$2,238,111	24.8%	$173	$94,299	$2,174,044	29.0%	$112	$110,370	$1,764,968	51.3%	$139	$62,858
FIXED CHARGES:																
Property Insurance (F)	$44,608	1.2%	2.17	2,478	$63,072	0.9%	1.81	3,504	$63,072	0.9%	1.65	3,504	$21,024	0.6%	1.30	1,168
Property Taxes (G)	175,000	4.5%	8.51	9,722	189,779	2.8%	5.46	10,543	205,097	3.0%	5.37	11,394	5,264	0.2%	0.32	292
Leases	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reserves for Replacement	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Fixed Charges	219,608	5.7%	10.68	12,200	252,851	3.7%	7.27	14,047	268,169	3.9%	7.02	14,898	26,288	0.8%	1.62	1,460
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$814,778	21.0%	39.61	45,265	$1,985,260	29.0%	57.09	110,292	$1,905,874	27.8%	49.90	105,882	$1,738,680	50.5%	107.10	96,593

NOTES:

(A) Expense ratios represent percentage of total revenues, except departmental costs and expenses which are shown as the percent of department revenue.

(B)

(C) This history was constructed from compiled financial information provided by Sea Pines Co. and believed to be complete.

(D) The estimated cart revenues are allocated from the total resort greens fees charged.

(E) Building maintenance and utility expenses are estimated based on an allocation of the facilities management

(F) Estimated and allocated based on conversation and financial information provided by Sea Pines Accounting manager and CPA.

(G) Taxes have been estimated based on information provided by Sea Pines and the tax department.

SOURCE: [illegible] & Club Associates, Inc.

STABILIZED STATEMENT
HARBOUR TOWN GOLF LINKS

	Number	$ Amount	% Ratio	Per Round	Per Hole
OPERATING STATISTICS:					
Holes	18				
Resort Golf Rounds(18-Hole Equiv.)	30,500		-	-	-
Resort Green Fees		$3,960,474	-	$129.85	-
Number of Members	-				
Member Golf Rounds	11,500				
Annual Member Fees / Round	-			-	
Average Annual Dues	-		-		-
Cart Fees		$739,549	-	$17.61	-
Driving Range Fees		-	-	-	-
Food & Beverage Sales		$798,000	-	$19.00	-
Pro Shop Sales		$1,722,000	-	$41.00	-
INCOME:					
Greens Fees		3,960,474	47.5%	129.85	220,026
Initiation Fees		-	-	-	-
Annual Member Fees		421,583	5.1%	36.66	23,421
Cart Rental Fees		739,549	8.9%	17.61	41,086
Driving Range Fees		-	-	-	-
Food & Beverage Sales		798,000	9.6%	19.00	44,333
Pro Shop Sales		1,722,000	20.6%	41.00	95,667
Amenity Fees / Other		160,000	1.9%	3.81	8,889
PGA TOUR Event (Net)		540,000	6.5%	12.86	30,000
Total Income		8,341,606	100.0%	198.61	463,423
DEPARTMENTAL COSTS & EXPENSES: (A)					
Golf Course Maintenance		1,152,000	26.3%	27.43	64,000
Golf Cart		67,200	9.1%	1.60	3,733
Driving Range		-	-	-	-
Food and Beverage		718,200	90.0%	17.10	39,900
Pro Shop		1,377,600	80.0%	32.80	76,533
Other		-	-	-	-
Total Departmental Costs & Expenses		3,315,000	39.7%	78.93	184,167
UNDISTRIBUTED EXPENSES:					
Administrative & General		542,204	6.5%	12.91	30,122
Management Fees		250,248	3.0%	5.96	13,903
Marketing & Promotion		417,080	5.0%	9.93	23,171
Professional Fees		8,342	0.1%	0.20	463
Repairs & Maintenance		100,099	1.2%	2.38	5,561
Utilities		83,416	1.0%	1.99	4,634
Total Undistributed Expenses		1,401,390	16.8%	33.37	77,855
NET COST OF OPERATIONS		3,625,216	43.5%	86.31	201,401
FIXED CHARGES:					
Property Insurance		65,000	0.8%	1.55	3,611
RE & Personal Property Taxes		229,500	2.8%	5.46	12,750
Leases (Gofl Maint. Facility) (C)		40,000	0.5%	0.95	2,222
Reserves for Replacement		208,540	2.5%	4.97	11,586
Total Fixed Charges		543,040	6.5%	12.93	30,169
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)		$3,082,176	36.9%	73.39	171,232

NOTES: (A) Represents ratio to total revenue, except for departmental costs & expenses, which are shown as a ratio to its related department revenue.
(B) Other charges include interest expense, depreciation, amortization, and income taxes.
(C) Allocated based on historical information and the subject's accounting office.

SOURCE: Hotel & Club Associates, Inc.

Departmental Revenues and Expenses

Green Fees & Memberships

Estimated green fee revenue is based on the projected number of golf rounds anticipated in the competitive market as well as published green fees of the competitive market. A more detailed discussion on our projections for green fees can be found in the Golf Trends section of this report. We have used an annual inflationary growth in average green fees of 3.5% annually after stabilization has occurred.

Golf Course Maintenance Expenses

Stabilized expenses for golf course maintenance are estimated to be $64,000 per hole for the subject property. This is based on the historical operating results of the subject and comparable properties. These expenses are costs of maintaining the golf course at a high level of quality and thus quality play. The subject maintenance expense is significantly higher than the comparables on a per hole basis and a per round basis due to the fact that the course must be kept in immaculate condition in order to meet PGA TOUR standards, but the greens fees at the subject are commensurably higher also. Maintenance costs include wages and salaries for maintenance personnel, landscaping crews, operating supplies, leased maintenance of equipment, seed, sand, fertilizers, chemicals, and the cost of operating irrigation equipment. The following table depicts golf course maintenance expense for the comparable golf properties.

Golf Course Maintenance Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Dept. Rev.	29.6%	20.6%	21.8%	26.4%	27.6%	35.9%	34.7%	10.1%	26.3%
$ Per Round	$14.43	$9.49	$11.08	$14.78	$13.55	$31.11	$30.04	$9.66	$27.43
$ Per Hole	$31,918	$24,691	$27,095	$31,851	$24,729	$60,092	$63,748	$8,713	$64,000

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Golf Cart Rental and Cart Expenses

Cart rental fees are typically calculated based on the expected utilization of golf carts as a percentage of the total golf rounds, as it is directly proportional to the number of rounds played. We have based our cart rental fee projections on the historical results of comparable courses. We have estimated an average cart rental fee per golf round at $17.61 in the stabilized year of operations. Actually, at Harbour Town, greens fees include cart expenses. We have allocated the cart fees and the greens fees so we were able to better compare operating incomes and expenses with other comparable courses. A summary of projected cart rental revenue is discussed more fully in the Golf Trends section of this report.

Stabilized cart rental expenses are estimated to be $67,200. This estimate is based on cart expenses of $1.60 per round for a fleet of leased carts. Last year cart expenses at the subject were $1.66 per round. As shown on the chart below, cart expenses per round for the expense comparables are $1.36, $1.15, $1.28, and $0.25, and the SGA indicates $2.44. We have increased the cart rental expense by the inflationary rate of 3.5% throughout the projection period.

Golf Cart Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Dept. Rev.	6.1%	5.9%	10.8%	1.3%	29.5%	5.1%	6.3%	13.6%	9.1%
$ Per Round	$1.36	$1.15	$1.28	$0.25	$2.44	$1.36	$1.66	$1.80	$1.60
$ Per Hole	$3,000	$3,000	$3,137	$536	$3,602	$2,626	$3,522	$1,627	$3,733

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Range

We have not projected range expenses, as range expenses have been included in golf course maintenance.

Food and Beverage Department

Food and beverage revenues have been projected based on the subject history and the expense comparables. The comparables indicated food and beverage revenue of $10.20, $6.77, $4.50, and $25.17, and the SGA indicates $6.91 per round. We estimate that the average food and beverage income per round will be approximately $19.00 at the Heritage Grill. Until June of 1999, the Heritage Grill was leased to a food and beverage operator. Since June of 1999, the owners of Harbour Town have operated the food and beverage facilities. We anticipate a small loss in this department in Years 1 and 2 but by the third year we anticipate the operation to be as profitable as other similar operations in the industry. We have estimated the expenses at stabilization to be 90.0% of food and beverage revenues.

Food and Beverage Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Dept. Rev.	81.7%	58.0%	77.8%	76.1%	88.0%	130.5%	122.8%	135.4%	90.0%
$ Per Round	$8.33	$3.92	$3.50	$19.15	$5.96	$24.78	$21.58	$26.18	$17.10
$ Per Hole	$18,412	$10,212	$8,556	$41,270	$15,318	$47,873	$45,783	$23,615	$39,900

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Expenses for the food and beverage operation include the cost of goods sold, labor costs, and supplies.

Pro Shop

Pro shop revenues are directly tied to the number of rounds played. The comparables achieved pro shop revenue of $6.37, $8.40, $8.00, and$16.13. The SGA indicates $5.94 per golf round. Given the extensive TV exposure and other marketing of the club and its upscale resort nature, we have projected pro shop sales to be $41.00 per golf round. In the past two years per round income has been $43.45, $40.26 and the year-to-date pro shop revenue is $40.09 per round.

Pro Shop Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Dept. Rev.	147.3%	112.9%	87.5%	124.3%	191.0%	90.2%	92.6%	97.0%	80.0%
$ Per Round	$9.39	$9.49	$7.00	$20.06	$6.65	$39.19	$37.28	$38.87	$32.80
$ Per Hole	$20,755	$24,690	$17,113	$43,233	$13,112	$75,703	$79,096	$35,056	$76,533

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Pro shop expenses include salaries and wages for retail sales persons, the cost of merchandise and supplies. The subject golf shop is efficient in its operations and does a high volume of merchandise sales. Therefore, we project this cost should be approximately 90% of the pro shop revenues in Year 1 and stabilize at 80.0% of pro shop revenue, which is lower than expenses in the past two years at 90.2% and 92.6% and the year-to-date 97.0% of pro shop revenue.

Amenity Fees/Other Income

As discussed in the Golf Trends section of the report, there is a complex fee structure for the Harbour Town course. There are several different fees charged. Some of these fees reflect contractual agreements with Marriott and others for the use of the golf course and amenities. This revenue stream has been projected at $160,000 annually.

The PGA TOUR Event

As discussed in the Golf Trends section, the Harbour Town Golf Links is the host of the annual PGA TOUR event, The Heritage. This tour event was previously sponsored by WorldCom and managed by its director, Steve Wilmott. With the WorldCom declaration of financial problems, Harbour Town needed a new sponsor. The Heritage Foundation sponsored the tour while WorldCom was in default. In the Fall of 2002, MCI signed a 4-year agreement to sponsor The MCI Heritage. Harbour Town receives annual net revenues of about $540,000 from various

sources for hosting the event. As discussed in the Trends at the end of the regional golf resort discussion, the advantages of the Harbour Town course and of the Hilton Head location appear to have secured the continuation of the event in the foreseeable future.

Undistributed Expenses

Administrative and General

Administrative and general expenses include office administration wages, bad debts, bank charges, cash over/short, sales taxes, dues and subscriptions, and postage and supplies. These are expenses, which are not allocated directly to a department.

Administrative and General Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Total Rev.	3.6%	1.3%	5.5%	2.0%	10.1%	11.5%	10.9%	8.6%	6.5%
$ Per Round	$3.15	$1.09	$4.28	$3.11	$4.36	$20.82	$18.99	$14.84	$12.91
$ Per Hole	$6,963	$2,842	$10,458	$6,714	$10,399	$40,220	$40,297	$13,383	$30,122

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Administrative and general expenses have been 11.5% and 10.9% in the last two years, and 8.6% year-to-date. Harbour Town pays no management fee, and therefore management costs are included in the administrative and general category. We have split this expense to be consistent with the comparables. We have projected administrative and general expenses to stabilize at 6.5% of total revenues. As discussed in the following section, we have estimated a management fee in addition to the administrative and general expenses of 3.0%, or 9.5% total. The comparables show administrative and general expenses between 1.3% and 5.5% of total revenues. Our projection of 6.5% of total revenues is based on historical operating results of the subject and comparable properties and the nature of the operation.

Management Fees

Management fees for the subject and comparable golf properties are shown as follows.

Management Fees Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Total Rev.	2.9%	2.7%	4.1%	1.2%	6.0%	--	--	--	3.0%
$ Per Round	$2.56	$2.18	$3.17	$1.95	$2.17	--	--	--	$5.69
$ Per Hole	$5,667	$5,667	$7,739	$4,203	$4,755	--	--	--	$13,903

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Based on the comparison for management fees and as discussed in the administrative and general section, we estimate the stabilized year should reflect 3.0% of total revenues for management fees. Although 3.0% is lower than typical of the industry the total revenues are much higher than typical club operations, so the dollar amount of the management fee at $250,248 is sufficient to entice top-flight management for this property.

Marketing and Promotional

Marketing and promotional expense has been projected based on the actual results of the subject property and comparable golf clubs. We anticipate this expense to be 5.0% of total revenues in the stabilized year. This is higher than the comparables but we believe this level will be adequate in order to attract and maintain the projected number of premium golf rounds priced at Harbour Town. The Harbour Town resort has an extensive marketing program, which has been a key to the long established success of the golf course and the resort.

Marketing and Promotional Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Total Rev.	3.3%	2.1%	3.3%	2.2%	3.8%	5.9%	5.1%	4.4%	5.0%
$ Per Round	$2.93	$1.71	$2.57	$3.43	$1.75	$10.62	$8.98	$7.56	$9.93
$ Per Hole	$6,488	$4,440	$6,275	$7,404	$2,839	$20,507	$19,058	$6,820	$23,171

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Professional Fees

Professional Fees are projected based on expected costs at the subject property. We expect these expenses to be minimal at the subject property, and have estimated these expenses at 0.1% of the total revenues. The following chart summarizes the professional fees expenses at the comparable properties.

Professional Fees Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Total Rev.	--	--	0.5%	--	0.7%	--	--	--	0.1%
$ Per Round	--	--	$0.43	--	$0.55	--	--	$0.07	$0.20
$ Per Hole	--	--	$1,046	--	$900	--	--	$67	$463

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Repairs and Maintenance

Repairs and maintenance expense includes clubhouse repairs and maintenance and landscaping. At Harbour Town, a maintenance department services the entire resort and the expenses for each property have been allocated. We have further allocated the repairs and maintenance changes and the utility charges with the help of the Sea Pines Accounting Department. We acknowledge that our allocation between repairs and maintenance and utilities may be only an approximation, but we believe the combined estimate of 1.2% of total revenues is appropriate. Our projections are based on the following trends and the historical information of the subject:

Repairs and Maintenance Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Total Rev.	0.8%	0.2%	1.6%	1.4%	1.9%	1.4%	1.4%	1.2%	1.2%
$ Per Round	$0.71	$0.17	$1.28	$2.22	$0.76	$2.44	$2.48	$2.13	$2.38
$ Per Hole	$1,569	$433	$3,137	$4,786	$1,522	$4,723	$5,264	$1,922	$5,561

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Repair and maintenance expenses are projected to be 1.2% of total revenues at stabilization. This estimate conforms to the history of operations.

Utilities

Utilities expense has been projected based on historic costs encountered by the comparable golf courses and the subject property. We project utility expenses to be 1.0% in the stabilized year. The expense comparables show a range between 0.8% and 2.7% of total revenues. Utilities expenses include natural gas, electricity, and water (non-golf course use). These are typically expenses, which are not allocated directly to a department.

Utility Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Total Rev.	2.2%	2.1%	2.7%	0.8%	2.6%	1.1%	1.0%	1.2%	1.0%
$ Per Round	$1.98	$1.69	$2.14	$1.27	$1.17	$1.91	$1.74	$2.06	$1.99
$ Per Hole	$4,376	$4,404	$5,299	$2,741	$1,996	$3,680	$3,965	$1,854	$4,634

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Fixed Charges

Property Insurance

Property insurance includes general liability insurance and fire and casualty protection and is projected based on the comparable golf facilities and the historic information of the subject property. The expense comparables show insurance costs of 0.8%, 0.7%, 1.8%, and 2.7% of total revenues. The subject premiums are based on a multiple property policy. We anticipate annual insurance premiums of about $65,000, annually.

Property Insurance Expense

	Comparables					Subject			
	A	B	C	D	SGA	2001	2002	4/30/02 YTD	At Stabilization
Ratio to Total Rev.	0.8%	0.7%	1.8%	2.7%	2.2%	1.0%	0.9%	0.7%	0.8%
$ Per Round	$0.74	$0.56	$1.37	$4.28	$1.05	$1.81	$1.65	$1.30	$1.55
$ Per Hole	$1,636	$1,470	$3,346	$9.217	$2,072	$3,504	$3,504	$1,168	$3,611

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Property Taxes

Property taxes have been calculated in the Description section of this report. According to our estimation, the property tax burden is estimated to be $229,500.

Leases

The golf maintenance building is leased. Based on an allocation, we estimate the Harbour Town portion of the annual rent for this facility is about $40,000.

Reserves for Replacement

A reserve for replacement has been calculated at 2.5% of total revenue in the stabilized year. A reserve for replacement is deducted to ensure sufficient funds are available to maintain the golf course and clubhouse in good condition. We recognize the need to partially replace the irrigation system and renovate the greens and fairways every fifteen to twenty years. Since the subject has been extensively renovated at a cost of about $3.4 million in 2000, we believe reserves of 2.5% of gross revenue will be sufficient.

US Golf Investor Surveys: Projected Revenue Growth


6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%

	Low	Average	High
PWC Fall 2001	1.00%	2.90%	5.00%
PWC Sp 2002	1.00%	3.00%	4.50%
PWC Fall 2002	0.50%	2.80%	5.00%

US Golf Investor Surveys: Projected Expense Growth


6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%

	Low	Average	High
PWC Fall 2001	1.00%	3.00%	5.00%
PWC Sp 2002	1.00%	3.10%	5.00%
PWC Fall 2002	1.00%	3.00%	5.00%

PWC Fall 2001: PriceWaterhouseCoopers Fall 2001 Financing & Investment Survey
PWC Sp 2002: PriceWaterhouseCoopers Spring 2002 Financing & Investment Survey
PWC Fall 2002: PriceWaterhouseCoopers Fall 2002 Financing & Investment Survey

Statement of Estimated Annual Operating Results

"As Is " Analysis

Projected Revenue and Expense Growth

The preceding subject stabilized income and expense statement for the golf club is projected forward for the anticipated holding period. Dues, memberships, golf rounds, and green fees are anticipated to change as explained in the Trends sections. The changes have been estimated based on the results of our survey of the competitive market and the investment surveys shown on the following pages. Other income increases have been estimated at 3.5% annually and expense increases have been estimated at 3.0% annually, as indicated by the expectation of respondents to the accompanying investment surveys, except as noted.

Discount Rates

Golf properties typically reflect higher discount rates than typical investment real estate such as office buildings, shopping centers, apartment complexes, etc. This is due to the fact that the risk level is generally perceived as being greater, largely due to the uncertainty relative to the economic life of the golf facility. Some golf properties do not last very long, while others succeed for decades. Investors realize that the economic life of a facility may very well not be what they expect, and they recognize the uncertainty as a higher risk factor requiring a higher yield on investment. Golf properties are subject to constant changes in customer tastes and require significant expenditures to continually update. In addition, the weather can severely affect cash flows. Given such continually changing tastes, investors recognize the higher risk level, which translates into an appropriately higher discount rate than other forms of investment real estate. In addition, financing on these properties is not always readily available.

The selection of an appropriate discount rate has been based on the results of surveys of investment criteria published by PriceWaterhouseCoopers (PWC), formerly Golf Valuation International (GVI). On the chart on the next page, CB Richard Ellis, indicates that market discount rates range from 13.0% to 14.25% and a mean of 13.75%. PWC has a broader range of 10.5% to 29.0%. The PWC surveys indicate an average discount rate of 14.3%. The detailed summaries of these surveys are plotted on the accompanying charts.

Generally, golf operations have continued to weaken throughout 2001, 2002, and into 2003, although there are markets that are not oversupplied. During this period, real estate mortgage

US Golf Investor Surveys: Discount Rates


35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%

	Low	Average	High
CBRE Q1 2001	13.00%	14.40%	16.00%
PWC Fall 2001	11.00%	14.30%	28.00%
CBRE Q1 2002	13.00%	13.75%	14.25%
PWC Sp 2002	10.50%	14.40%	26.50%
PWC Fall 2002	10.50%	14.30%	29.00%

CBRE Q1 2001: CB Richard Ellis, 1st Quarter 2001 Golf Investor Survey

PWC Fall 2001: PriceWaterhouseCoopers Fall 2001 Financing & Investment Survey

CBRE Q1 2002: CB Richard Ellis, 1st Quarter 2002 Golf Investor Survey

PWC Sp 2002: PriceWaterhouseCoopers Spring 2002 Financing & Investment Survey

PWC Fall 2002: PriceWaterhouseCoopers Fall 2002 Financing & Investment Survey

interest rates have remained at relatively low historic levels, although some fluctuation in rates has occurred. While the investor's surveys show a wide range of investor responses, the local market conditions, the rapid growth of Beaufort County, the nature of the subject property, and the risk involved dictate a discount rate in the 12.5% to 14.5% range. The factors involved in the selection of the appropriate discount rate are discussed further in the marketability study at the end of the Sales Comparison Approach. The various surveys generally indicate a typical investment-holding period of seven to eight years. We have used a seven year projected holding period. The subject and expense projections and discounted cash flows are shown next.

FILE: Harbour Town Golf Links FIN 2003

As Is

HARBOUR TOWN GOLF LINKS
INCOME AND EXPENSE PROJECTIONS

	YEAR 1		YEAR 2		YEAR 3		YEAR 4	
	$ Amount	% Ratio (A)	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio
OPERATING STATISTICS:								
Resort Golf Rounds(18-Hole Equiv.)	27,500	-	28,500	-	29,500		30,500	
Resort Green Fees	$129.85	-	$135.10	-	$140.52	-	$146.14	-
Number of Members			-		-		-	
Member Golf Rounds	11,500		11,500		11,500		11,500	
Annual Member Fees / Round	-		-		-		-	
Average Annual Dues	-	-	-	-	-	-	-	-
Cart Fees	$17.61	-	$17.73	-	$17.85	-	$17.97	-
Driving Range Fees	-	-	-	-	-	-	-	-
Food & Beverage Sales	$19.00	-	$19.67	-	$20.35	-	$21.07	-
Pro Shop Sales	$41.00	-	$42.44	-	$43.92	-	$45.46	-
Greens Fees	3,570,919	46.3%	3,850,247	46.9%	4,145,481	47.6%	4,457,366	48.2%
Initiation Fees	-	-	-	-	-	-	-	-
Annual Member Fees	421,583	5.5%	437,603	5.3%	454,232	5.2%	471,493	5.1%
Cart Rental Fees	686,724	8.9%	709,322	8.6%	731,969	8.4%	754,667	8.2%
Driving Range Fees	-	-	-	-	-	-	-	-
Food & Beverage Sales	741,000	9.6%	786,600	9.6%	834,484	9.6%	884,757	9.6%
Pro Shop Sales	1,599,000	20.7%	1,697,400	20.7%	1,800,729	20.7%	1,909,212	20.6%
Amenity Fees / Other	160,000	2.1%	164,800	2.0%	169,744	1.9%	174,836	1.9%
PGA TOUR Event (Net)	540,000	7.0%	558,900	6.8%	578,462	6.6%	598,708	6.5%
Total Income	7,719,226	100.0%	8,204,872	100.0%	8,715,101	100.0%	9,251,039	100.0%
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course Maintenance	1,152,000	28.9%	1,186,560	27.7%	1,222,157	26.6%	1,258,822	25.5%
Golf Cart	62,400	9.1%	65,920	9.3%	69,595	9.5%	73,431	9.7%
Driving Range	-	-	-	-	-	-	-	-
Food and Beverage	889,200	120.0%	865,260	110.0%	834,484	100.0%	796,281	90.0%
Pro Shop	1,439,100	90.0%	1,357,920	80.0%	1,440,583	80.0%	1,527,370	80.0%
Other	-	-	-	-	-	-	-	-
Total Departmental Costs	3,542,700	45.9%	3,475,660	42.4%	3,566,819	40.9%	3,655,904	39.5%
UNDISTRIBUTED EXPENSES:								
Administrative & General	501,750	6.5%	533,317	6.5%	566,482	6.5%	601,318	6.5%
Management Fees	231,577	3.0%	246,146	3.0%	261,453	3.0%	277,531	3.0%
Marketing & Promotion	385,961	5.0%	410,244	5.0%	435,755	5.0%	462,552	5.0%
Professional Fees	7,719	0.1%	8,205	0.1%	8,715	0.1%	9,251	0.1%
Repairs & Maintenance	92,631	1.2%	98,458	1.2%	104,581	1.2%	111,012	1.2%
Utilities	77,192	1.0%	82,049	1.0%	87,151	1.0%	92,510	1.0%
Total Undistributed Expenses	1,296,830	16.8%	1,378,418	16.8%	1,464,137	16.8%	1,554,175	16.8%
NET COST OF OPERATIONS	2,879,696	37.3%	3,350,794	40.8%	3,684,145	42.3%	4,040,961	43.7%
FIXED CHARGES:								
Property Insurance	65,000	0.8%	66,950	0.8%	68,959	0.8%	71,027	0.8%
RE & Personal Property Taxes	229,500	3.0%	236,385	2.9%	243,477	2.8%	250,781	2.7%
Leases	40,000	0.5%	41,200	0.5%	42,436	0.5%	43,709	0.5%
Reserves for Replacement	192,981	2.5%	205,122	2.5%	217,878	2.5%	231,276	2.5%
Total Fixed Charges	527,481	6.8%	549,657	6.7%	572,749	6.6%	596,793	6.5%
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$2,352,215	30.5%	$2,801,137	34.1%	$3,111,396	35.7%	$3,444,168	37.2%

NOTES: (A) Represents ratio to total revenue, except for dep: NOTES:
which are shown as a ratio to its related department revenue.
(B) Other charges include interest expense, depreciation, amortization, and income taxes.

SOURCE: Hotel & Club Associates, Inc.

As Is

HARBOUR TOWN GOLF LINKS
INCOME AND EXPENSE PROJECTIONS

	YEAR 5		YEAR 6		YEAR 7		YEAR 8	
OPERATING STATISTICS:	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio
Resort Golf Rounds(18-Hole Equiv.)	30,500		30,500		30,500		30,500	
Resort Green Fees	$151.96	-	$157.98	-	$164.21	-	$170.65	-
Number of Members	-		-		-		-	
Member Golf Rounds	11,500		11,500		11,500		11,500	
Annual Member Fees / Round	-		-		-		-	
Average Annual Dues	-	-	-	-	-	-	-	-
Cart Fees	$18.03	-	$18.10	-	$18.17	-	$18.24	-
Driving Range Fees	-	-	-	-	-	-	-	-
Food & Beverage Sales	$21.80	-	$22.57	-	$23.36	-	$24.17	-
Pro Shop Sales	$47.05	-	$48.70	-	$50.40	-	$52.16	-
Greens Fees	4,634,723	48.4%	4,818,289	48.6%	5,008,279	48.9%	5,204,919	49.1%
Initiation Fees	-	-	-	-	-	-	-	-
Annual Member Fees	489,409	5.1%	508,007	5.1%	527,311	5.1%	547,349	5.2%
Cart Rental Fees	757,415	7.9%	760,216	7.7%	763,070	7.4%	765,979	7.2%
Driving Range Fees	-	-	-	-	-	-	-	-
Food & Beverage Sales	915,723	9.6%	947,774	9.6%	980,946	9.6%	1,015,279	9.6%
Pro Shop Sales	1,976,035	20.6%	2,045,196	20.6%	2,116,778	20.6%	2,190,865	20.7%
Amenity Fees / Other	180,081	1.9%	185,484	1.9%	191,048	1.9%	196,780	1.9%
PGA TOUR Event (Net)	619,662	6.5%	641,351	6.5%	663,798	6.5%	687,031	6.5%
Total Income	9,573,049	100.0%	9,906,316	100.0%	10,251,230	100.0%	10,608,201	100.0%
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course Maintenance	1,296,586	25.3%	1,335,484	25.1%	1,375,548	24.8%	1,416,815	24.6%
Golf Cart	75,634	10.0%	77,903	10.2%	80,240	10.5%	82,648	10.8%
Driving Range	-	-	-	-	-	-	-	-
Food and Beverage	824,151	90.0%	852,996	90.0%	882,851	90.0%	913,751	90.0%
Pro Shop	1,580,828	80.0%	1,636,157	80.0%	1,693,422	80.0%	1,752,692	80.0%
Other	-	-	-	-	-	-	-	-
Total Departmental Costs	3,777,199	39.5%	3,902,540	39.4%	4,032,062	39.3%	4,165,905	39.3%
UNDISTRIBUTED EXPENSES:								
Administrative & General	622,248	6.5%	643,911	6.5%	666,330	6.5%	689,533	6.5%
Management Fees	287,191	3.0%	297,189	3.0%	307,537	3.0%	318,246	3.0%
Marketing & Promotion	478,652	5.0%	495,316	5.0%	512,561	5.0%	530,410	5.0%
Professional Fees	9,573	0.1%	9,906	0.1%	10,251	0.1%	10,608	0.1%
Repairs & Maintenance	114,877	1.2%	118,876	1.2%	123,015	1.2%	127,298	1.2%
Utilities	95,730	1.0%	99,063	1.0%	102,512	1.0%	106,082	1.0%
Total Undistributed Expenses	1,608,272	16.8%	1,664,261	16.8%	1,722,207	16.8%	1,782,178	16.8%
NET COST OF OPERATIONS	4,187,578	43.7%	4,339,515	43.8%	4,496,961	43.9%	4,660,118	43.9%
FIXED CHARGES:								
Property Insurance	73,158	0.8%	75,353	0.8%	77,613	0.8%	79,942	0.8%
RE & Personal Property Taxes	258,304	2.7%	266,053	2.7%	274,035	2.7%	282,256	2.7%
Leases	45,020	0.5%	46,371	0.5%	47,762	0.5%	49,195	0.5%
Reserves for Replacement	239,326	2.5%	247,658	2.5%	256,281	2.5%	265,205	2.5%
Total Fixed Charges	615,809	6.4%	635,435	6.4%	655,691	6.4%	676,598	6.4%
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$3,571,769	37.3%	$3,704,080	37.4%	$3,841,270	37.5%	$3,983,521	37.6%

NOTES: (A) Represents ratio to total revenue, except for departmental costs & expenses, which are shown as a ratio to its related department revenue.
(B) Other charges include interest expense, depreciation, amortization, and income taxes.
SOURCE: Hotel & Club Associates, Inc.

"As Is"

DISCOUNTED CASH FLOW

Year	Annual Cash Flow		Discount Factor at 12.5%		Present Value
1	$2,352,215	X	0.8888889	=	$2,090,858
2	$2,801,137	X	0.7901235	=	$2,213,244
3	$3,111,396	X	0.702332	=	$2,185,233
4	$3,444,168	X	0.6242951	=	$2,150,177
5	$3,571,769	X	0.554929	=	$1,982,078
6	$3,704,080	X	0.4932702	=	$1,827,112
7	$3,841,270	X	0.4384624	=	$1,684,252
8	$3,983,521				
			Net Present Value		$14,132,954
			Plus Reversion		$16,529,027
			Indicated Value		$30,661,981

Calculation of Reversion	
8th Year Cash Flow	$3,983,521
Capitalized	10.25%
Resale Price	$38,863,616
Less: Selling Price	$1,165,908
Reversion	$37,697,707
Times 7th Year Disc. Factor	0.438462
Present Value of Reversion	$16,529,027

Year	Annual Cash Flow		Discount Factor at 13.5%		Present Value
1	$2,352,215	X	0.8810573	=	$2,072,436
2	$2,801,137	X	0.7762619	=	$2,174,416
3	$3,111,396	X	0.6839312	=	$2,127,981
4	$3,444,168	X	0.6025826	=	$2,075,395
5	$3,571,769	X	0.5309097	=	$1,896,287
6	$3,704,080	X	0.4677619	=	$1,732,627
7	$3,841,270	X	0.412125	=	$1,583,083
8	$3,983,521				
			Net Present Value		$13,662,226
			Plus Reversion		$15,536,168
			Indicated Value		$29,198,394

Calculation of Reversion	
8th Year Cash Flow	$3,983,521
Capitalized	10.25%
Resale Price	$38,863,616
Less: Selling Price	$1,165,908
Reversion	$37,697,707
Times 7th Year Disc. Factor	0.412125
Present Value of Reversion	$15,536,168

Year	Annual Cash Flow		Discount Factor at 14.5%		Present Value
1	$2,352,215	X	0.8733624	=	$2,054,337
2	$2,801,137	X	0.762762	=	$2,136,601
3	$3,111,396	X	0.6661677	=	$2,072,711
4	$3,444,168	X	0.5818058	=	$2,003,837
5	$3,571,769	X	0.5081273	=	$1,814,913
6	$3,704,080	X	0.4437793	=	$1,643,794
7	$3,841,270	X	0.3875802	=	$1,488,800
8	$3,983,521				
			Net Present Value		$13,214,993
			Plus Reversion		$14,610,885
			Indicated Value		$27,825,878

Calculation of Reversion	
8th Year Cash Flow	$3,983,521
Capitalized	10.25%
Resale Price	$38,863,616
Less: Selling Price	$1,165,908
Reversion	$37,697,707
Times 7th Year Disc. Factor	0.387580
Present Value of Reversion	$14,610,885

SOURCE: Hotel & Club Associates, Inc.

US Golf Investor Surveys:
Capitalization Rate - Terminal


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%

	Low	Average	High
PWC Fall 2001	9.50%	11.25%	15.00%
PWC Sp 2002	9.00%	11.20%	14.00%
PWC Fall 2002	9.25%	11.25%	14.50%

PWC Fall 2001: PriceWaterhouseCoopers Fall 2001 Financing & Investment Survey
PWC Sp 2002: PriceWaterhouseCoopers Spring 2002 Financing & Investment Survey
PWC Fall 2002: PriceWaterhouseCoopers Fall 2002 Financing & Investment Survey

In addition to discounting the net income stream, the reversionary value of the golf club at the end of the holding period is also discounted. Capitalizing the estimated 8th year income at an appropriate overall capitalization rate approximates the reversionary value. In the Fall of 2002, PWC reports the most recent range of terminal capitalization rates of 9.25% to 14.50% and a mean of 11.25%. In the Spring of 2002, this range was to 9.0% to 14.0% with a mean of 11.20%. Based on the results of these surveys, the high quality of this trophy property, the subject market, and the considerations discussed in the Marketability section of the report, we have selected a terminal overall capitalization rate of 10.25% for the subject club. The calculation of the reversion is shown as follows:

Calculation of Reversionary Value

8th Year Net Operating Income	$3,983,521
Divided by Terminal Capitalization Rate	÷ .1025
	$38,863,616
Less Estimate of Sales Costs (3%)	$1,165,908
Estimated Reversionary Value	$37,697,707

The results of this "as is" discounted cash flow analysis indicates a range of values as follows:

	12.5%	13.5%	14.5%
Indicated Value by Discounted Cash Flow	$30,661,981	$29,198,394	$27,825,878

The central discount rate of 13.5% is considered to most representative of the subject value. The subject "As Is" value is best estimated to be $29,198,394, rounded to $29,200,000.

"At Stabilization" Analysis

We have also estimated the "at stabilization" value. The club is expected to take several years to stabilize. We have shown a discounted cash flow using the same assumptions as in the "as is" scenario, except showing seven years of stabilized operations. The following page presents projected income and expense for the holding period and the discounted cash flow after stabilization for the subject golf club.

FILE: Harbour Town Golf Links FIN 2003

At Stabilization

HARBOUR TOWN GOLF LINKS
INCOME AND EXPENSE PROJECTIONS

	YEAR 1		YEAR 2		YEAR 3		YEAR 4	
	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio
OPERATING STATISTICS:								
Resort Golf Rounds(18-Hole Equiv.)	30,500		30,500		30,500		30,500	
Resort Green Fees	$146.14	-	$151.96	-	$157.98	-	$164.21	-
Number of Members	-		-		-		-	
Member Golf Rounds	11,500		11,500		11,500		11,500	
Annual Member Fees / Round	-		-		-		-	
Average Annual Dues	-	-	-	-	-	-	-	-
Cart Fees	$17.97	-	$18.03	-	$18.10	-	$18.17	-
Driving Range Fees	-	-	-	-	-	-	-	-
Food & Beverage Sales	$21.07	-	$21.80	-	$22.57	-	$23.36	-
Pro Shop Sales	$45.46	-	$47.05	-	$48.70	-	$50.40	-
Greens Fees	4,457,366	48.2%	4,634,723	48.4%	4,818,289	48.6%	5,008,279	48.9%
Initiation Fees	-	-	-	-	-	-	-	-
Annual Member Fees	471,493	5.1%	489,409	5.1%	508,007	5.1%	527,311	5.1%
Cart Rental Fees	754,667	8.2%	757,415	7.9%	760,216	7.7%	763,070	7.4%
Driving Range Fees	-	-	-	-	-	-	-	-
Food & Beverage Sales	884,757	9.6%	915,723	9.6%	947,774	9.6%	980,946	9.6%
Pro Shop Sales	1,909,212	20.6%	1,976,035	20.6%	2,045,196	20.6%	2,116,778	20.6%
Amenity Fees / Other	174,836	1.9%	180,081	1.9%	185,484	1.9%	191,048	1.9%
PGA TOUR Event (Net)	598,708	6.5%	619,662	6.5%	641,351	6.5%	663,798	6.5%
Total Income	9,251,039	100.0%	9,573,049	100.0%	9,906,316	100.0%	10,251,230	100.0%
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course Maintenance	1,258,822	25.5%	1,296,586	25.3%	1,335,484	25.1%	1,375,546	24.8%
Golf Cart	73,431	9.7%	75,634	10.0%	77,903	10.2%	80,240	10.5%
Driving Range	-	-	-	-	-	-	-	-
Food and Beverage	796,281	90.0%	824,151	90.0%	852,996	90.0%	882,851	90.0%
Pro Shop	1,527,370	80.0%	1,580,828	80.0%	1,636,157	80.0%	1,693,422	80.0%
Other	-	-	-	-	-	-	-	-
Total Departmental Costs	3,655,904	39.5%	3,777,199	39.5%	3,902,540	39.4%	4,032,062	39.3%
UNDISTRIBUTED EXPENSES:								
Administrative & General	601,318	6.5%	622,248	6.5%	643,911	6.5%	666,330	6.5%
Management Fees	277,531	3.0%	287,191	3.0%	297,189	3.0%	307,537	3.0%
Marketing & Promotion	462,552	5.0%	478,652	5.0%	495,316	5.0%	512,561	5.0%
Professional Fees	9,251	0.1%	9,573	0.1%	9,906	0.1%	10,251	0.1%
Repairs & Maintenance	111,012	1.2%	114,877	1.2%	118,876	1.2%	123,015	1.2%
Utilities	92,510	1.0%	95,730	1.0%	99,063	1.0%	102,512	1.0%
Total Undistributed Expenses	1,554,175	16.8%	1,608,272	16.8%	1,664,261	16.8%	1,722,207	16.8%
NET COST OF OPERATIONS	4,040,961	43.7%	4,187,578	43.7%	4,339,515	43.8%	4,496,961	43.9%
FIXED CHARGES:								
Property Insurance	71,027	0.8%	73,158	0.8%	75,353	0.8%	77,613	0.8%
RE & Personal Property Taxes	250,781	2.7%	258,304	2.7%	266,053	2.7%	274,035	2.7%
Leases	43,709	0.5%	45,020	0.5%	46,371	0.5%	47,762	0.5%
Reserves for Replacement	231,276	2.5%	239,326	2.5%	247,658	2.5%	256,281	2.5%
Total Fixed Charges	596,793	6.5%	615,809	6.4%	635,435	6.4%	655,691	6.4%
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$3,444,168	37.2%	$3,571,769	37.3%	$3,704,080	37.4%	$3,841,270	37.5%

SOURCE: Hotel & Club Associates, Inc.

FILE: Harbour Town Golf Links FIN 2003

At Stabilization

HARBOUR TOWN GOLF LINKS
INCOME AND EXPENSE PROJECTIONS

	YEAR 5		YEAR 6		YEAR 7		YEAR 8	
OPERATING STATISTICS:	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio
Resort Golf Rounds(18-Hole Equiv.)	30,500		30,500		30,500		30,500	-
Resort Green Fees	$170.65	-	$177.33	-	$184.23	-	$191.38	-
Number of Members	-		-		-		-	
Member Golf Rounds	11,500		11,500		11,500		11,500	-
Annual Member Fees / Round	-		-		-		-	
Average Annual Dues	-	-	-	-	-	-	-	-
Cart Fees	$18.24	-	$18.31	-	$18.38	-	$18.45	-
Driving Range Fees	-	-	-	-	-	-	-	-
Food & Beverage Sales	$24.17	-	$25.02	-	$25.90	-	$26.80	-
Pro Shop Sales	$52.16	-	$53.99	-	$55.88	-	$57.83	-
Greens Fees	5,204,919	49.1%	5,408,441	49.3%	5,619,086	49.5%	5,837,104	49.7%
Initiation Fees	-	-	-	-	-	-	-	-
Annual Member Fees	547,349	5.2%	568,148	5.2%	589,738	5.2%	612,148	5.2%
Cart Rental Fees	765,979	7.2%	768,942	7.0%	771,962	6.8%	775,039	6.6%
Driving Range Fees	-	-	-	-	-	-	-	-
Food & Beverage Sales	1,015,279	9.6%	1,050,814	9.6%	1,087,592	9.6%	1,125,658	9.6%
Pro Shop Sales	2,190,865	20.7%	2,267,545	20.7%	2,346,909	20.7%	2,429,051	20.7%
Amenity Fees / Other	196,780	1.9%	202,683	1.8%	208,764	1.8%	215,027	1.8%
PGA TOUR Event (Net)	687,031	6.5%	711,077	6.5%	735,965	6.5%	761,723	6.5%
Total Income	10,608,201	100.0%	10,977,650	100.0%	11,360,016	100.0%	11,755,750	100.0%
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course Maintenance	1,416,815	24.6%	1,459,319	24.4%	1,503,099	24.2%	1,548,192	24.0%
Golf Cart	82,648	10.8%	85,127	11.1%	87,681	11.4%	87,681	11.3%
Driving Range	-	-	-	-	-	-	-	-
Food and Beverage	913,751	90.0%	945,732	90.0%	978,833	90.0%	1,013,092	90.0%
Pro Shop	1,752,692	80.0%	1,814,036	80.0%	1,877,527	80.0%	1,943,241	80.0%
Other	-	-	-	-	-	-	-	-
Total Departmental Costs	4,165,905	39.3%	4,304,214	39.2%	4,447,140	39.1%	4,592,205	39.1%
UNDISTRIBUTED EXPENSES:								
Administrative & General	689,533	6.5%	713,547	6.5%	738,401	6.5%	764,124	6.5%
Management Fees	318,246	3.0%	329,329	3.0%	340,800	3.0%	352,672	3.0%
Marketing & Promotion	530,410	5.0%	548,882	5.0%	568,001	5.0%	587,787	5.0%
Professional Fees	10,608	0.1%	10,978	0.1%	11,360	0.1%	11,756	0.1%
Repairs & Maintenance	127,298	1.2%	131,732	1.2%	136,320	1.2%	141,069	1.2%
Utilities	106,082	1.0%	109,776	1.0%	113,600	1.0%	117,557	1.0%
Total Undistributed Expenses	1,782,178	16.8%	1,844,245	16.8%	1,908,483	16.8%	1,974,966	16.8%
NET COST OF OPERATIONS	4,660,118	43.9%	4,829,190	44.0%	5,004,393	44.1%	5,188,579	44.1%
FIXED CHARGES:								
Property Insurance	79,942	0.8%	82,340	0.8%	84,810	0.7%	87,355	0.7%
RE & Personal Property Taxes	282,256	2.7%	290,724	2.6%	299,445	2.6%	308,429	2.6%
Leases	49,195	0.5%	50,671	0.5%	52,191	0.5%	53,757	0.5%
Reserves for Replacement	265,205	2.5%	274,441	2.5%	284,000	2.5%	293,894	2.5%
Total Fixed Charges	676,598	6.4%	698,176	6.4%	720,447	6.3%	743,434	6.3%
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$3,983,521	37.6%	$4,131,014	37.6%	$4,283,946	37.7%	$4,445,145	37.8%

NOTES: (A) Represents ratio to total revenue, except for departmental costs & expenses, which are shown as a ratio to its related department revenue.
(B) Other charges include interest expense, depreciation, amortization, and income taxes.

SOURCE: Hotel & Club Associates, Inc.

"At Stabilization"

DISCOUNTED CASH FLOW

Year	Annual Cash Flow		Discount Factor @ 12.5%		Present Value
1	$3,444,168	X	0.888889	=	$3,061,482
2	$3,571,769	X	0.790123	=	$2,822,138
3	$3,704,080	X	0.702332	=	$2,601,494
4	$3,841,270	X	0.624295	=	$2,398,086
5	$3,983,521	X	0.554929	=	$2,210,571
6	$4,131,014	X	0.49327	=	$2,037,706
7	$4,283,946	X	0.438462	=	$1,878,349
8	$4,445,145				
			Net Present Value		$17,009,827
			Plus Reversion		$18,444,468
			Indicated Value		$35,454,294

Calculation of Reversion

8th Year Cash Flow	$4,445,145
Capitalized	10.25%
Resale Price	$43,367,266
Less: Selling Price	$1,301,018
Reversion	$42,066,248
Times 7th Year Disc. Factor	0.438462
Present Value of Reversion	$18,444,468

SOURCE: Hotel & Club Associates, Inc.

Year	Annual Cash Flow		Discount Factor at 13.5%		Present Value
1	$3,444,168	X	0.881057	=	$3,034,509
2	$3,571,769	X	0.776262	=	$2,772,628
3	$3,704,080	X	0.683931	=	$2,533,338
4	$3,841,270	X	0.602583	=	$2,314,682
5	$3,983,521	X	0.53091	=	$2,114,890
6	$4,131,014	X	0.467762	=	$1,932,331
7	$4,283,946	X	0.412125	=	$1,765,521
8	$4,445,145				
			Net Present Value		$16,467,897
			Plus Reversion		$17,336,553
			Indicated Value		$33,804,450

Calculation of Reversion

8th Year Cash Flow	$4,445,145
Capitalized	10.25%
Resale Price	$43,367,266
Less: Selling Price	$1,301,018
Reversion	$42,066,248
Times 7th Year Disc. Factor	0.412125
Present Value of Reversion	$17,336,553

Year	Annual Cash Flow		Discount Factor at 14.5%		Present Value
1	$3,444,168	X	0.873362	=	$3,008,007
2	$3,571,769	X	0.762762	=	$2,724,409
3	$3,704,080	X	0.666168	=	$2,467,538
4	$3,841,270	X	0.581806	=	$2,234,873
5	$3,983,521	X	0.508127	=	$2,024,136
6	$4,131,014	X	0.443779	=	$1,833,259
7	$4,283,946	X	0.38758	=	$1,660,373
8	$4,445,145				
			Net Present Value		$15,952,595
			Plus Reversion		$16,304,045
			Indicated Value		$32,256,640

Calculation of Reversion

8th Year Cash Flow	$4,445,145
Capitalized	10.25%
Resale Price	$43,367,266
Less: Selling Price	$1,301,018
Reversion	$42,066,248
Times 7th Year Disc. Factor	0.387580
Present Value of Reversion	$16,304,045

Using the same method of analysis, we have estimated the stabilized subject property values as follows:

Calculation of Reversionary Value

8th Year Net Operating Income	$4,445,145
Divided by Terminal Capitalization Rate	÷ .1025
	$43,367,266
Less Estimate of Sales Costs (2%)	$1,301,018
Estimated Reversionary Value	$42,066,248

The results of this discounted cash flow analysis indicates an "at stabilization" range of values as follows:

	12.5%	13.5%	14.5%
Indicated Value by Discounted Cash Flow	$35,454,294	$33,804,450	$32,256,640

The central discount rate of 14% is considered to most representative of the subject value. The subject "at stabilization" value is best estimated to be $33,804,450, rounded to $33,800,000.

As a check, we have considered the overall capitalization rates reflected from recent sales as well as the results of the investor surveys. We believe the discounted cash flow analysis is far more appropriate for an investment, such as the subject property, but traditionally the overall capitalization rate is considered. The following chart summarizes the overall rates derived from recent club sales.

Table 6: Most Comparable Golf Sales

				Price Per							
Club	Location	Sale Date	Sale Price	Holes	Acre	Hole	Yard	Round	Exp.	GIM	OAR
Oyster Reef	Hilton Head, SC	Mar-00	$7,100,000	18	$37,852	$394,444	$1,018	$222	-	-	-
Golf Club of Georgia	Alpharetta, GA	Jul-01	$23,500,000	36	$49,030	$652,778	$1,681	$603	75.0%	2.30	10.85%
Hyatt Bear Creek	Grapevine, TX	Feb-00	$16,000,000	36	$47,761	$444,444	$2,399	$213	74.0%	2.96	11.40%
Pine Lakes	Myrtle Beach, SC	Jul-01	$10,000,000	18	$74,129	$555,556	$1,492	$286	-	2.86	-
Mid-South (fmr Plantation)	Pinehurst, NC	Aug-02	$10,200,000	18	$34,822	$566,667	$1,432	$408	-	-	-
World Golf Village	St. Augustine, FL	Nov-00	$35,850,000	36	$97,299	$995,833	$4,925	$605	68.3%	4.37	7.25%
Stone Harbor	Cape May Court House, NJ	Jan-00	$11,665,000	18	$88,371	$648,056	$1,685	$402	68.0%	2.96	10.79%
Hells' Point	Virginia Beach, VA	Aug-00	$8,200,000	18	$45,810	$455,556	$1,212	$182	61.8%	3.26	11.73%
Stow Acres	Stow, MA	May-01	$33,000,000	36	$57,391	$916,667	$2,452	$367	61.0%	4.60	8.49%
White Columns	Alpharetta, GA	Feb-01	$18,000,000	18	$75,000	$1,000,000	$2,552	$450	60.0%	3.60	11.11%
The Legends	Myrtle Beach, SC	Jul-01	$44,186,983	54	$81,571	$818,277	$2,129	$350	53.7%	4.36	10.62%
Heritage	Pawley's Island, SC	Jul-01	$19,269,935	18	$120,794	$1,070,552	$2,759	$484	52.2%	5.50	8.69%
Tour 18 Dallas	Flower Mound, TX	Feb-99	$28,500,000	18	$152,604	$1,583,333	$4,052	$475	51.5%	4.19	11.58%
High			$44,186,983	54	$152,604	$1,583,333	$4,925	$605	75.0%	5.50	11.73%
Averages			$20,420,917	26	$74,033	$777,089	$2,291	$388	62.6%	3.72	10.25%
Low			$7,100,000	18	$34,822	$394,444	$1,018	$182	51.5%	2.30	7.25%
Harbour Town	Hilton Head, SC	Jun-03	$33,800,000	18	$236,198	$1,877,778	$4,847	$805	62.8%	3.70	10.19%

US Golf Market Investor Surveys: Capitalization Rates - Going In



25.00%
20.00%
15.00%
10.00%
5.00%
0.00%

	Low	Average	High
CBRE Q1 2001	9.50%	11.40%	13.00%
PWC Fall 2001	5.00%	11.10%	20.00%
CBRE Q1 2002	9.50%	10.73%	12.00%
PWC Sp 2002	6.00%	11.00%	22.00%
PWC Fall 2002	5.67%	11.10%	23.10%

CBRE Q1 2001: CB Richard Ellis, 1st Quarter 2001 Golf Investor Survey
PWC Fall 2001: PriceWaterhouseCoopers Fall 2001 Financing & Investment Survey
CBRE Q1 2002: CB Richard Ellis, 1st Quarter 2002 Golf Investor Survey
PWC Sp 2002: PriceWaterhouseCoopers Spring 2002 Financing & Investment Survey
PWC Fall 2002: PriceWaterhouseCoopers Fall 2002 Financing & Investment Survey

Table Six shows club sales OAR's range from 7.25% to 11.73% with a mean OAR of 10.25%. Another basis of the comparison is the "going in" OAR indications in the investor surveys. Another basis of the comparison is the "going in" OAR indications in the investor surveys. The results of these national surveys are illustrated on the facing page. The "going in" OARs reported by CB Richard Ellis in their first quarter 2002, averaged 10.73%, and reported a range of 9.5% to 12.0%. In the Spring 2002 PWC survey, the "going in" capitalization rates have a mean of 11.0%, while the low was 6.0% and the high was 22.0%. The Fall 2002 PWC survey showed a low of 5.67% and a high of 23.1%, indicating a mean of 11.1%.

In the preceding analysis, the first year stabilized net operating income is estimated to be $3,444,168. The subject stabilized value indication by the discounted cash flow analysis is $33,804,450. Therefore, the implied overall capitalization rate for the subject property is 10.19% in the first stabilized year of the at stabilization analysis. This implied capitalization rate seems consistent with the most comparable sales shown on Table Six in the Sales Comparison Approach.

Sales Comparison Approach - Harbour Town Golf Links

While all the approaches used in this appraisal report are market oriented, the Sales Comparison Approach involves a comparison of the subject property with other golf properties, which have recently sold. We have considered a number of the physical units of comparison such as the price per acre, price per hole and price per yard. In the economic analysis of the club, we have considered the subject as it is operated as a for profit club. This simulates the economic analyses an investor would perform when considering purchasing a club like the subject. The economic indicators include the price per round and the gross income multiplier. The following analysis consists of a set of discussions about the subject property viewing it from a physical and an economic perspective.

There are a limited number of golf courses in any community. Therefore, relatively few courses are sold. Furthermore, both buyers and sellers are extremely guarded in their statements concerning the details of sales. A concentrated effort to gather as much information as possible has been made, but some information could not be obtained. We have converted non-marketing financing sales to cash equivalent values when necessary. These sales reflect, "typical market financing" as of the date of sale. We have utilized the methodology for cash equivalence outlined in The Appraisal of Real Estate, 12th Edition, published by the Appraisal Institute. This technique produces a present value of financing by (1) discounting the monthly payments (actual) at the "market" rate over the "typical" loan term, (2) plus the present worth of the loan balance at the end of the typical term discounted at the market interest rate. The equity is added to the present value of the financing for a total cash equivalent price.

Golf properties are usually bought and sold on the basis of economic considerations such as rounds history and expectancy, revenues and expenses of operation and net income. Buyers are investing in an income stream. The design, condition, and quality of the property are important, but primarily as they facilitate the attraction of income and the control of expenses. Obviously, the higher the quality of a property, the more it is worth, but only because it will produce higher income, from green fees and/or dues.

The basic statistical measures used in the following analysis consist of the median, mean, and the standard deviation. The median is a measure of central tendency and is that central number on a scale of values at which half the values are higher and half are lower. Its value, relative to the sample, is uninfluenced by the extremes of either end.

TABLE 1 - NATIONAL SALES
GOLF PROPERTY SALES SUMMARY CHART

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	# Mbrs.	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Price/ Mbr.	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	GFM	OAR	AVG GIM	AVG GFM	AVG OAR
Chase Oaks	TX	28-Aug-89	D	260	27	6811	60000		$4,600,000	$17,692	$170,370	$675	$77		$2,341,800	$2,159,624	$1,684,230	71.9%	$657,570	1.96	2.13	14.30%			
Riverside Golf Course	TX	01-Feb-90	D	259.4	18	7025	50000		$4,200,000	$16,194	$233,333	$598	$84		$2,096,500	$2,000,000	$1,311,875	62.6%	$784,625	2.00	2.10	18.68%			
Indian Hills	TN	18-May-90	D	175.8	18	6486	38500		$3,000,000	$17,065	$166,667	$463	$78												
Willbrook Country Club	SC	07-Dec-90	D	218	18	6674	35000		$4,850,000	$22,248	$269,444	$727	$139			$1,263,020					3.84				
Lacuna Country Club	FL	27-Dec-90	D	183	18	6428	49000		$3,040,000	$16,612	$168,889	$473	$62		$1,700,000		$1,300,000	76.5%	$400,000	1.79		13.16%			
Cedar Creek	SC	03-May-91	D	175	18	7210			$2,200,000	$12,571	$122,222	$305													
Westwood Golf Club	NJ	18-Jun-91	D	120	18	5931	40000		$3,275,000	$27,292	$181,944	$552	$82		$800,000		$550,000	68.8%	$250,000	4.09		7.63%			
Brown Acres	TN	01-Aug-91	D	146	18	6305	40000		$1,585,000	$10,856	$88,056	$251	$40												
Rolling "S" Golf Course	SC	01-Sep-91	D	171	18	6410	15000		$1,150,000	$6,725	$63,889	$179	$77		$370,000					3.11					
Fox Creek Golf Club, Inc	SC	20-Sep-91	D	261.6	18	6860	43432		$2,800,000	$10,702	$155,556	$408	$64		$754,000		$340,000	45.1%	$414,000	3.71		14.79%			
Foxwood Golf Club	NC	01-Nov-91	D	185	18	6175	29000		$1,300,000	$7,027	$72,222	$211	$45		$400,000	$330,000	$230,000	57.5%	$170,000	3.25	3.94	13.08%			
Goose Creek Golf Club	VA	01-Jun-92	D	110	18	6835	48612		$4,550,000	$41,364	$252,778	$666	$94		$1,564,000	$756,403	$959,000	61.3%	$605,000	2.91	6.02	13.30%			
Oak Point (Hope Plantation)	SC	25-Jul-92	D	100	18	6759	20000		$1,650,000	$16,500	$91,667	$244	$83												
Hunters Creek Country Club	FL	01-Jan-93	D	187	18	7432	57415		$7,300,000	$39,037	$405,556	$982	$127		$1,750,000	$1,613,360	$1,166,000	66.6%	$584,000	4.17	4.52	8.00%			
Prince George Golf Course	VA	01-Jan-93	D	148	18	6833	31000		$2,500,000	$16,892	$138,889	$366	$81		$662,000	$615,763	$363,000	54.8%	$299,000	3.78	4.06	11.96%			
Reston South Golf Course	VA	31-Mar-93	D	192	18	6855	30000		$5,700,000	$29,688	$316,667	$832	$114												
Broken Woods Country Club	FL	10-Jun-93	D	105	18	6281	55000		$2,600,000	$24,762	$144,444	$414	$47		$1,200,000	$1,200,000	$720,000	60.0%	$480,000	2.17	2.17	18.46%			
Brookstone Golf & CC	GA	01-Jun-94	D	188.1	18	6815	32000		$4,300,000	$22,855	$238,889	$631	$134												
Myrtle West Golf Course	SC	20-Dec-93	D	140	18	6555	50000		$4,350,000	$31,071	$241,667	$664	$87		$1,350,000		$877,500	65.0%	$472,500	3.22		10.86%			
Yorktowne Golf Course	MD	01-Jan-94	D	123	18	5963	35000		$2,250,000	$18,293	$125,000	$377	$64												
Stonehenge Golf Course	TN	19-Aug-94	D	162	18	6500	32000		$4,300,000	$26,543	$238,889	$662	$134		$1,800,000	$1,440,000	$1,300,000	72.2%	$500,000	2.39	2.99	11.63%			
The Crossings	VA	01-Dec-94	D	140	18	6619	40000		$4,850,000	$34,643	$269,444	$733	$121		$1,710,000		$1,195,000	69.9%	$515,000	2.84		10.62%			
Brookwood	VA	15-Feb-95	D	179.5	18	6557	29000		$2,500,000	$13,928	$138,889	$381	$86		$850,000	$763,000	$500,000	58.8%	$350,000	2.94	3.27	14.00%			
Honey Bee Golf Club	VA	01-Apr-95	D	169.2	18	6005	45000	200	$5,500,000	$32,497	$305,556	$916	$122		$1,400,000	$1,200,000	$800,000	57.1%	$600,000	3.93	4.58	10.91%			
Tallwood Golf Course	CT	10-Jul-95	D	192.6	18	6366	38000		$4,650,000	$24,145	$258,333	$730	$122		$1,320,000	$750,000	$900,000	68.2%	$420,000	3.52	6.20	9.03%			
Buck Creek Golf Course	SC	09-Sep-95	D	422.4	27	10171	77000		$9,000,000	$21,307	$333,333	$885	$117			$1,900,000					4.74				
Glenwood Golf Club	VA	01-Dec-95	D	124.6	18	6464	50000	50	$4,500,000	$36,116	$250,000	$696	$90		$1,471,900	$760,200	$944,900	64.2%	$527,000	3.06	5.92	11.71%			
The Lakes (formerly Confederate Hills	VA	27-Dec-95	D	186	18	6504	37000		$2,000,000	$10,753	$111,111	$308	$54		$600,000	$552,486	$365,000	60.8%	$250,000	3.33	3.62	12.50%			
Little River Farm Golf Club	NC	17-Apr-96	D	198.3	18	6931			$5,000,000	$25,221	$277,778	$721													
Foster Country Club	RI	01-Jun-96	D	162.1	18	6187	33000	120	$3,000,000	$18,508	$166,667	$485	$91	$25,000	$1,253,000	$660,300	$883,200	70.5%	$369,800	2.39	4.54	12.33%			
Pine Knolls Golf Course	NC	30-Jun-96	D	149.9	18	6287	38000		$1,860,000	$12,406	$103,333	$296	$49		$925,000		$625,000	67.6%	$300,000	2.01		16.13%			
Nashboro Village Golf Club	TN	03-Jul-96	D	165.2	18	6887	50000		$3,850,000	$23,312	$213,889	$559	$77												
Colonial Charters	SC	10-Jul-96	D	203.2	18	6769	43000	100	$4,980,000	$24,508	$276,667	$736	$116	$49,800	$1,725,000	$1,250,000				2.89	3.98				
Lake Arbor Country Club	MD	01-Oct-96	D	120	18	6406			$3,100,000	$25,833	$172,222	$484											2.98	4.04	12.65%
Foxfire	NC	01-Feb-90	S	328	36	13590	55000		$3,500,000	$10,671	$97,222	$258	$64			$1,320,755					2.65				
Canterbury Golf Club	GA	01-Mar-90	S	144	18	6100			$6,600,000	$45,833	$366,667	$1,082													
Deer Run Golf Course	NC	01-Mar-90	S	111	18	6454	14200		$700,000	$6,306	$38,889	$108	$49		$210,000	$200,000	$141,000	67.1%	$69,000	3.33	3.50	9.86%			
Whispering Woods	NC	15-Jun-90	S	160	18	6172	23500		$1,425,000	$8,906	$79,167	$231	$61			$317,372					4.49				
Seabrook Island Resort	SC	01-Jul-90	S	300	36	13429	50000		$10,000,000	$33,333	$277,778	$745	$200		$2,000,000	$2,049,180	$1,100,000	55.0%	$900,000	5.00	4.88	9.00%			
Lochmere	NC	01-Aug-90	S	167.4	18	6850	38000		$2,775,000	$16,582	$154,167	$405	$73		$1,100,000	$569,815	$660,000	60.0%	$440,000	2.52	4.87	15.86%			
Topsail Greens	NC	01-Sep-90	S	108	18	6331	36500		$1,500,000	$13,889	$83,333	$237	$41			$619,835					2.42				
Shalimar Point Golf & CC	FL	17-Oct-90	S	160	18	6760	55000		$3,650,000	$22,813	$202,778	$540	$66		$1,500,000	$1,050,000	$1,025,000	68.3%	$475,000	2.43	3.48	13.01%			
Litchfield CC & River Club GC	SC	07-Dec-90	S	243	36	13543	75000		$7,074,049	$29,111	$196,501	$522	$94		$2,761,506	$1,108,538	$1,576,546	57.1%	$1,184,960	2.56	6.38	16.75%			
Great Bay Resort & Country Club	NJ	31-Jan-91	S	151	18	6750	28000		$5,500,000	$36,424	$305,556	$815	$196												
Long Bay Club	SC	22-Feb-91	S	190	18	7021	40000		$6,376,000	$33,558	$354,222	$908	$159		$1,664,290	$1,597,995	$799,872	48.1%	$864,418	3.83	3.99	13.56%			
Tiger Point Golf & Country Club	FL	28-Feb-91	S	365	36	13912	80000	700	$7,650,000	$20,959	$212,500	$550	$96	$10,929	$2,700,000	$2,965,116	$1,900,000	70.4%	$800,000	2.83	2.58	10.46%			
Deer Run Golf Course	FL	30-Mar-91	S	126	18	6493	64000	140	$4,500,000	$35,714	$250,000	$693	$70	$32,143	$1,600,000		$1,000,000	62.5%	$600,000	2.81		13.33%			
Sabal Point Country Club	FL	10-Apr-91	S	164	18	6600	56000	400	$5,500,000	$33,537	$305,556	$833	$98	$13,750	$1,943,500	$1,120,162	$1,338,500	68.9%	$605,000	2.83	4.91	11.00%			
Wedgefield Plantation	SC	22-Aug-91	S	180.1	18	7077	20000		$2,250,000	$12,496	$125,000	$318	$113			$569,620					3.95				
Dunes West	SC	06-Nov-91	S	150	18	6871	30000		$1,800,000	$12,000	$100,000	$262	$60			$540,541					3.33				
Links O'Tryon	SC	20-Dec-91	S	248	18	6728	29000		$2,398,000	$9,669	$133,222	$356	$83			$754,000					3.18				
Oriole Golf Club	FL	01-Jan-92	S	100.5	18	3641	75000	400	$1,200,000	$11,937	$66,667	$330	$16	$3,000	$1,500,000	$1,400,000				0.80	0.86				
Forest Lakes Golf Club	FL	01-Jan-92	S	103	18	5500	55000	225	$3,500,000	$33,981	$194,444	$636	$64	$15,556	$1,000,000		$635,000	63.5%	$365,000	3.50		10.43%			
Camino Del Mar Country Club	FL	01-Mar-92	S	142	18	6668	60000	260	$4,109,000	$28,937	$228,278	$616	$68	$15,804	$1,400,000	$1,345,000				2.94	3.06				
Honey Creek Country Club	GA	01-Apr-92	S	133	18	6140	34000		$2,850,000	$21,429	$158,333	$464	$84		$1,200,000		$700,000	58.3%	$500,000	2.38		17.54%			
Heron Point Golf Club	SC	15-Apr-92	S	170.5	18	6599	48000		$3,861,000	$22,648	$214,500	$585	$80		$1,152,537		$637,537	55.3%	$515,000	3.35		13.34%			
Carolina Springs	SC	08-Jun-92	S	257.8	27	10068	58500		$3,198,000	$12,404	$118,444	$318	$55		$1,310,000	$1,023,750	$915,000	69.8%	$395,000	2.44	3.12	12.35%			

TABLE 1 - NATIONAL SALES
GOLF PROPERTY SALES SUMMARY CHART

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	# Mbrs.	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Price/ Mbr.
Uwharrie Golf Club	NC	15-Jul-92	S	238	18	6240	18300		$1,100,000	$4,622	$61,111	$176	$60	
Cypress Point Country Club	VA	19-Oct-92	S	125	18	6740	33064	403	$4,500,000	$36,000	$250,000	$668	$136	$11,166
Westport Golf Club	NC	16-Oct-92	S	167.1	18	6805	39200		$3,650,000	$21,841	$202,778	$536	$93	
Quail Ridge Golf Club	NC	01-Feb-93	S	120	18	6875	27700		$1,850,000	$15,417	$102,778	$269	$67	
Nags Head Golf Links	NC	01-Feb-93	S	135	18	6126	31000	118	$6,000,000	$44,444	$333,333	$979	$194	$50,847
River's Bend	VA	05-Feb-93	S	186	18	6671	25000		$3,000,000	$16,129	$166,667	$450	$120	
Ekana Golf and Country Club	FL	26-Feb-93	S	107	18	6683	44000	160	$3,800,000	$35,514	$211,111	$569	$86	$23,750
Arrowhead Golf & Sports Club	FL	01-Apr-93	S	133	18	6506	55000		$2,450,000	$18,421	$136,111	$377	$45	
Holly Hills Country Club	MD	28-May-93	S	154.8	18	6813	16000	200	$3,841,000	$24,813	$213,389	$564	$240	$19,205
Birkdale Golf Club	VA	08-Dec-93	S	175	18	6544	36000	100	$3,400,000	$19,429	$188,889	$520	$94	$34,000
The Links at Wild Dunes	SC	20-Dec-93	S	127.6	18	6722			$8,250,000	$64,645	$458,333	$1,227		
Southland Country Club	GA	31-Mar-94	S	217.8	18	6800	40000		$3,851,000	$17,681	$213,944	$566	$96	
Kiln Creek Golf Course	VA	29-Apr-94	S	234	18	6889	40000		$6,340,000	$27,094	$352,222	$920	$159	
Port Royal & Shipyard Plantations	SC	08-Jul-94	S	718	81	29763	191000	380	$35,000,000	$48,747	$432,099	$1,176	$183	$92,105
Goshen Plantation Country Club	MD	30-Sep-94	S	150	18	6902	48060		$3,547,000	$23,647	$197,056	$514	$74	
Range End Country Club	MD	03-Jan-95	S	130	18	6128	35000	300	$2,608,200	$20,063	$144,900	$426	$75	$8,694
Cat Island Golf Club	SC	21-Feb-95	S	117.8	18	6518	24000	143	$1,700,000	$14,437	$94,444	$261	$71	$11,888
Hilland Golf Club	NY	01-Apr-95	S	196.3	18	6848	25800		$3,750,000	$19,107	$208,333	$548	$145	
CC of Franklin (formerly Carnton CC)	TN	10-Jun-95	S	150	18	6543	20000	450	$2,200,000	$14,667	$122,222	$336	$110	$4,889
Northgreen Country Club	NC	14-Jun-95	S	198	18	7122	10000		$2,250,000	$11,364	$125,000	$316	$225	
Potomac Country Club	MD	01-Mar-96	S	121.1	18	7000			$3,907,500	$32,269	$217,083	$558		
Radisson Greens Golf Club	NY	01-Mar-96	S	157.9	18	7010	22000	235	$3,200,000	$20,272	$177,778	$456	$145	$13,617
Lockwood Folly Country Club	NC	01-May-96	S	121.1	18	6836	38000		$3,500,000	$28,902	$194,444	$512	$92	
Hickory Hill Country Club	NC	08-May-96	S	200	18	6543	15000	27	$750,000	$3,750	$41,667	$115	$50	$27,778
Hampden Country Club	MA	11-Jun-96	S	305	18	6833	28333	191	$3,400,000	$11,148	$188,889	$498	$120	$17,801
West Winds Country Club	MD	01-Dec-96	S	110.4	18	6482	20000		$3,200,000	$28,986	$177,778	$494	$160	
Deercroft Golf & Country Club	NC	01-May-97	S	105.6	18	6745	30200	150	$1,500,000	$14,205	$83,333	$222	$50	$10,000
Port Armor	GA	01-May-90	P	140	18	6924			$5,800,000	$41,429	$322,222	$838		
Patuxent Greens Country Club	MD	01-Sep-90	P	194.5	18	6465	40000		$2,985,000	$15,349	$165,833	$462	$75	
Whitewater Creek Country Club	GA	01-Sep-90	P	210	18	6739	19200		$3,000,000	$14,286	$166,667	$445	$156	
Thornblade Country Club	SC	01-Sep-90	P	153	18	6600	26000	450	$7,000,000	$45,752	$388,889	$1,061	$269	$15,556
Woodside Plantation	SC	27-Dec-90	P	500	36	14286	65000		$6,800,000	$13,600	$188,889	$476	$105	
Brookfield Country Club	GA	01-Jan-91	P	135	18	6872	20000		$3,975,000	$29,444	$220,833	$578	$199	
Eastpointe Golf & Country Club	FL	01-Jan-91	P	131.1	18	6884	30000	402	$4,693,800	$35,803	$260,767	$682	$156	$11,676
Hackberry Creek	TX	19-Feb-91	P	172	18	7013	32000		$3,100,000	$18,023	$172,222	$442	$97	
Cobb's Glen Country Club	SC	01-Apr-91	P	150	18	6987	20000		$1,888,000	$12,587	$104,889	$270	$94	
Walden Lakes Country Club	FL	01-Apr-91	P	200	18	7000	50000	650	$4,500,000	$22,500	$250,000	$643	$90	$6,923
ElDorado Country Club	TX	02-Apr-91	P	159	18	6625	30000		$3,200,000	$20,126	$177,778	$483	$107	
Suntree Country Club	FL	10-Apr-91	P	351	36	13922	120000	800	$7,500,000	$21,368	$208,333	$539	$63	$9,375
Sweetwater Country Club	FL	18-Apr-91	P	116.3	18	6204	24000	290	$6,750,000	$58,050	$375,000	$1,088	$281	$23,276
Broad Bay Country Club	VA	09-May-91	P	113	18	6130	25600		$4,240,000	$37,522	$235,556	$692	$166	
Southern Trace	LA	01-Jun-91	P	145	18	6960	27500	455	$5,000,000	$34,483	$277,778	$725	$182	$10,989
Stonebridge Golf & Country Club	FL	01-Jan-92	P	116	18	6401	39000	279	$5,199,600	$44,824	$288,867	$812	$133	$18,637
Shady Valley Golf Club	TX	02-Jan-92	P	120	18	6500	27500	300	$2,500,000	$20,833	$138,889	$385	$91	$8,333
Laurel Ridge Country Club	NC	22-Jan-92	P	210	18	6814			$4,300,000	$20,476	$238,889	$631		
Turkey Creek Golf Course	FL	01-Feb-92	P	152.6	18	6570	15000	145	$2,860,000	$18,742	$158,889	$435	$191	$19,724
Commonwealth National CC	PA	01-Jul-92	P	174.2	18	7045	24000	400	$7,000,000	$40,184	$388,889	$994	$292	$17,500
Red Fox Country Club	NC	05-Aug-92	P	217	18	7104	20000		$1,200,000	$5,531	$66,667	$169	$60	
Tampa Palms Golf & Country Club	FL	30-Dec-92	P	250	18	7004	27890	275	$2,600,000	$10,400	$144,444	$371	$93	$9,455
Concordia Golf Club	NJ	05-Jan-93	P	142	18	6023	25000		$2,700,000	$19,014	$150,000	$448	$108	
Brookstone Golf & Country Club	GA	01-Jun-93	P	188.1	18	6815			$4,000,000	$21,261	$222,222	$587		
Providence Country Club	NC	31-Aug-94	P	228.8	18	7008	34000	514	$11,000,000	$48,071	$611,111	$1,570	$324	$21,401
Weyhill Golf Course	PA	01-Feb-95	P	210.1	18	6859	24000		$5,000,067	$23,799	$277,782	$729	$208	
Brandermill Country Club	VA	08-Mar-95	P	188.4	18	6531	37500	800	$8,350,000	$44,332	$463,889	$1,279	$223	$10,438
Briarwood Country Club	NY	01-Jun-95	P	162.6	18	7031	20000	480	$5,400,000	$33,210	$300,000	$768	$270	$11,250
East Lake Country Club	GA	15-Dec-95	P	177	18	6961	22000	400	$4,500,000	$25,424	$250,000	$646	$205	$11,250
Oronoque Country Club	CT	12-Jan-96	P	162.7	18	6573	28000	427	$5,870,000	$36,079	$326,111	$893	$210	$13,747
Glastonbury Hills Country Club	CT	01-Feb-96	P	225	18	6338	34000	380	$4,500,000	$20,000	$250,000	$710	$132	$11,842
Sample Size:		115	0	115	115	115	106	40	115	115	115	115	106	38

Name	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	GFM	OAR	AVG GIM	AVG GFM	AVG OAR
Uwharrie Golf Club	$330,000					3.33					
Cypress Point Country Club	$1,500,000		$1,050,000	70.0%	$450,000	3.00		10.00%			
Westport Golf Club	$970,500	$607,600	$461,500	47.6%	$509,000	3.76	6.01	13.95%			
Quail Ridge Golf Club	$673,500	$411,500	$454,600	67.5%	$218,900	2.75	4.50	11.83%			
Nags Head Golf Links	$2,216,066	$1,600,000	$1,416,066	63.9%	$800,000	2.71	3.75	13.33%			
River's Bend	$897,750		$600,000	66.8%	$297,750	3.34		9.93%			
Ekana Golf and Country Club	$1,221,593	$780,000	$952,481	78.0%	$269,111	3.11	4.87	7.08%			
Arrowhead Golf & Sports Club											
Holly Hills Country Club	$1,105,368	$1,098,591	$686,970	62.1%	$418,398	3.47	3.50	10.89%			
Birkdale Golf Club	$1,250,000	$792,500	$875,000	70.0%	$375,000	2.72	4.29	11.03%			
The Links at Wild Dunes	$2,627,778	$1,190,476	$1,563,528	59.5%	$1,064,250	3.14	6.93	12.90%			
Southland Country Club	$1,454,153		$1,043,573	71.8%	$410,580	2.65		10.66%			
Kiln Creek Golf Course											
Port Royal & Shipyard Plantations	$11,690,085		$7,757,831	66.4%	$3,932,254	2.99		11.24%			
Goshen Plantation Country Club	$1,235,000		$815,000	66.0%	$420,000	2.87		11.84%			
Range End Country Club											
Cat Island Golf Club	$625,000					2.72					
Hilland Golf Club	$2,618,000				$377,000	1.43		10.05%			
CC of Franklin (formerly Carnton CC)											
Northgreen Country Club											
Potomac Country Club											
Radisson Greens Golf Club	$914,800	$520,000	$566,700	61.9%	$358,100	3.50	6.15	11.19%			
Lockwood Folly Country Club	$1,380,000		$1,020,000	73.9%	$360,000	2.54		10.29%			
Hickory Hill Country Club	$506,500	$303,000	$379,600	74.9%	$101,900	1.48	2.48	13.59%			
Hampden Country Club	$1,400,000	$620,000	$1,050,000	75.0%	$350,000	2.43	5.48	10.29%			
West Winds Country Club											
Deercroft Golf & Country Club	$592,700	$305,000	$287,700	48.5%	$283,000	2.53	4.92	18.87%	2.86	4.09	12.32%
Port Armor											
Patuxent Greens Country Club	$2,215,589	$800,268	$1,629,085	73.5%	$586,504	1.35		19.69%			
Whitewater Creek Country Club		$441,826									
Thornblade Country Club		$1,428,571					4.90				
Woodside Plantation	$2,750,000	$1,789,474				2.47					
Brookfield Country Club	$2,278,085	$660,299	$1,894,169	83.1%	$383,916	1.74	6.02	9.66%			
Eastpointe Golf & Country Club											
Hackberry Creek	$2,432,060	$1,441,860	$1,976,688	81.3%	$455,372	1.27		14.69%			
Cobb's Glen Country Club	$1,095,000		$799,500	73.0%	$295,500	1.72		15.65%			
Walden Lakes Country Club	$2,694,610		$1,857,610	68.9%	$837,000	1.67		18.60%			
ElDorado Country Club	$1,774,344	$898,876	$1,259,615	71.0%	$514,729	1.80		16.09%			
Suntree Country Club	$4,117,647		$2,542,647	61.7%	$1,575,000	1.82		21.00%			
Sweetwater Country Club											
Broad Bay Country Club	$1,215,000		$690,000	56.8%	$525,000	3.49		12.38%			
Southern Trace	$3,136,000		$2,811,000	89.6%	$325,000	1.59		6.50%			
Stonebridge Golf & Country Club											
Shady Valley Golf Club	$2,062,000		$1,778,000	86.2%	$284,000	1.21		11.36%			
Laurel Ridge Country Club											
Turkey Creek Golf Course											
Commonwealth National CC											
Red Fox Country Club		$415,845									
Tampa Palms Golf & Country Club											
Concordia Golf Club					$300,000			11.11%			
Brookstone Golf & Country Club											
Providence Country Club	$4,800,000		$4,040,000	84.2%	$760,000	2.29		6.91%			
Weyhill Golf Course											
Brandermill Country Club	$3,427,000	$2,316,000	$2,388,000	69.7%	$1,039,000	2.44	3.61	12.44%			
Briarwood Country Club	$3,827,600		$3,237,800	84.6%	$589,800	1.41		10.92%			
East Lake Country Club	$1,350,000					3.33					
Oronoque Country Club	$2,974,000		$2,074,500	69.8%	$899,500	1.97		15.32%			
Glastonbury Hills Country Club	$2,600,000		$2,150,000	82.7%	$450,000	1.73		10.00%	1.96		13.27%
Sample Size:	74	54	65	65	67	74.00	48.00	67			

The mean is also a measure of central tendency. It is the mathematical average of the numeric values. All of the values of the sample are included in the mean. It is, therefore, more influenced by the extreme values, particularly within a smaller sample. The median excludes those extremes, and can be more meaningful in a small sample. The mean and median values tend to approximate one another, but view the sample data slightly differently.

The standard deviation is a measure of dispersion. It measures how much the characteristics of the sales typically vary from the mean. A series of numbers representing real estate transactions, which have a small standard deviation, indicates a substantial homogeneity in the minds of buyers and sellers. Conversely, a large standard deviation indicates the opposite.

The variation (high and low range) is calculated by adding and subtracting one standard deviation from the mean value. This eliminates the extremes at either end of the range. The variation range establishes a framework of value for a given property, permits the appropriate placement of the appraised property within this range, and allows for a measurement of predictability of this value by the coefficient of variability.

The search for sales and current listings was limited first to the local market. A few relevant sales were found within the state. Since purchasers of golf properties are motivated by the benefits of owning properties, similar properties in other geographic areas were considered next. The expanded search revealed additional sales that have occurred in the past several years. Although none of the sales are perfect comparables for the subject property, they are the best comparable sales available. The above statistical tools have been used in the analysis of the sales. In order to choose the most reliable predictor of value, we have analyzed the national golf course sales. These sales have occurred across the country and include daily fee, resort, private and semi-private courses. The salient information on the comparable sales is summarized on the sales summary chart on Table 1. The sales are segregated into Daily-Fee, Semi-Private and Private courses.

First a test of the reliability of the various units of comparison has been used to determine the most consistent indicators of value. We have performed linear regressions on the relationships between the price of the various sales and these units of comparison. Linear regressions of sales price versus the number of acres, holes, yards, rounds, gross greens fees and gross income have been performed. In a linear regression, the closer the correlation coefficient (R^2) is to 1 or -1, the closer to linear is the relationship between the two variables analyzed. In other words, the reliability of a linear estimate depends upon how closely the data pairs would, if plotted on a graph, lie in a straight line. The usual measure of this reliability is the correlation coefficient, R. A correlation coefficient close

TABLE 2 - REGRESSION ANALYSIS

File: Grace\\C:\My Documents\Excel Documents\Golf1\Current Golf Sales Charts\National 7/1/98.xls

Regression Output: Holes vs. Price	
Constant	-3491491.131
Std Err of Y Est	2121762.42
R Squared	0.6376
No. of Observations	115
Degrees of Freedom	113
X Coefficient(s)	392276.7619
Correlation	0.798468592

Regression Output: Rounds vs. Price	
Constant	-351768.591
Std Err of Y Est	2499016.65
R Squared	0.5270
No. of Observations	106
Degrees of Freedom	104
X Coefficient(s)	116.6239836
Correlation	0.725933896

Regression Output: Acres vs. Price	
Constant	-1117559.956
Std Err of Y Est	2589230.05
R Squared	0.4625
No. of Observations	114
Degrees of Freedom	112
X Coefficient(s)	29615.14870
Correlation	0.680076147

Regression Output: Gross Income vs. Price	
Constant	-83588.934
Std Err of Y Est	1627899.14
R Squared	0.8472
No. of Observations	74
Degrees of Freedom	72
X Coefficient(s)	2.578018256
Correlation	0.920460185

Regression Output: Yards vs. Price	
Constant	-3202996.267
Std Err of Y Est	2130994.72
R Squared	0.6344
No. of Observations	115
Degrees of Freedom	113
X Coefficient(s)	1027.716061
Correlation	0.796486682

Regression Output: Greens Fees vs. Price	
Constant	1021521.156
Std Err of Y Est	1457492.47
R Squared	0.5807
No. of Observations	54
Degrees of Freedom	52
X Coefficient(s)	2.874626865
Correlation	0.762023692

SOURCE: Compiled by Hotel & Club Associates, Inc.

to 1 or -1 indicates that the data pairs (sales price and acres or holes or yards, etc.) lie very close to a straight line. On the other hand, a correlation coefficient close to 0 indicates that the data pairs do not lie close to a straight line; and a linear estimate using this data would not be reliable.

As shown on Table 2, the physical units of comparison (Holes, Acres and Yards) have fairly low R^2 values of 0.6376, .04625, and 0.6344. The relationship between rounds and price is not very consistent since the R^2 is only .5270. Gross greens fees and price have an R^2 of .5807 and gross income and price have the highest R^2 at .8472. Therefore, the gross income multiplier appears to provide the most reliable predictor of value for golf course valuations.

Since the preceding National sales include daily fee, private and semi-private courses, we have made another analysis to compare the economics of these various types of courses. To compare courses predominated by "public play" with those predominated by "private play" and "both private and public play" (semi-private clubs), we have separated the larger set of golf property sales. When public (daily fee and resort), semi-private and private courses are separated, the coefficients of variability (described on the second page of the Sales Comparison Approach) still show the GIM to be the most consistent value indicator. It is also apparent that the economics of the various types of courses are somewhat different. The daily fee courses show a mean GIM of 2.98 on Table 3, the semi-private courses show a similar average of 2.87 on Table 4 and the private courses average only 1.92 on Table 5. The low GIM of the private courses reflects their economics. Play on private clubs is not normally maximized, and typically, private clubs are not operated for-profit. The for-profit private clubs and semi-private clubs are considered to be the most appropriate to compare with the subject property.

The accompanying charts show the sales arrayed from the sale with the highest expense ratio (expenses/gross income) to the sale with the lowest expense ratio. These charts demonstrate that as the expense ratio of a course decreases, the GIM generally increases. As the average expense level decreases for public, semi-private and private courses, the average GIMs of the groups of sales show fairly consistent increases. This trend is shown on Tables 3, 4 and 5 in the far right columns where the average expense ratio, average GIM and average overall rates are calculated.

File: C:\123r23\GolfSalesChart\Public.wk1

TABLE 3
GOLF PROPERTY SALES SUMMARY CHART (Daily Fee Courses)

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	GFM	OAR	AVG EXP	AVG GIM	AVG OAR
Lacuna Country Club	FL	27-Dec-90	D	183	27	6428	49000	$3,040,000	$16,612	$112,593	$473	$62	$1,700,000		$1,300,000	76.5%	$400,000	1.79		13.16%			
Stonehenge Golf Course	TN	19-Aug-94	D	162	18	6500	32000	$4,300,000	$26,543	$238,889	$662	$134	$1,800,000	$1,440,000	$1,300,000	72.2%	$500,000	2.39	2.99	11.63%			
Stonehenge Golf Course	TX	28-Aug-89	D	260	27	6811	60000	$4,600,000	$17,692	$170,370	$675	$77	$2,341,800	$2,159,624	$1,684,230	71.9%	$657,570	1.96	2.13	14.30%			
Foster Country Club	RI	01-Jun-96	D	162.1	18	6187	33000	$3,000,000	$18,507	$166,667	$485	$91	$1,253,000	$660,300	$883,200	70.5%	$369,800	2.39	4.54	12.33%	72.8%	2.13	12.85%
The Crossings	VA	01-Dec-94	D	140	18	6619	40000	$4,850,000	$34,643	$269,444	$733	$121	$1,710,000		$1,195,000	69.9%	$515,000	2.84		10.62%			
Westwood Golf Club	NJ	18-Jun-91	D	120	18	5931	40000	$3,275,000	$27,292	$181,944	$552	$82	$800,000	$559,829	$550,000	68.8%	$250,000	4.09		7.63%			
Tallwood Golf Course	CT	10-Jul-95	D	192.6	18	6366	38000	$4,650,000	$24,145	$258,333	$730	$122	$1,320,000	$750,000	$900,000	68.2%	$420,000	3.52	6.20	9.03%			
Pine Knolls Golf Course	NC	30-Jun-96	D	149.9	18	6287	38000	$1,860,000	$12,406	$103,333	$296	$49	$925,000		$625,000	67.6%	$300,000	2.01		16.13%			
Hunters Creek Country Club	FL	01-Jan-93	D	187	18	7432	57415	$7,300,000	$39,037	$405,556	$982	$127	$1,750,000	$1,613,360	$1,166,000	66.6%	$584,000	4.17	4.52	8.00%			
Myrtle West Golf Course	SC	20-Dec-93	D	140	18	6555	50000	$4,350,000	$31,071	$241,667	$664	$87	$1,350,000		$877,500	65.0%	$472,500	3.22		10.86%			
Glenwood Golf Club	VA	31-Dec-95	D	124.6	18	6464	50000	$4,500,000	$36,116	$250,000	$696	$90	$1,471,900	$760,200	$944,900	64.2%	$527,000	3.06	5.92	11.71%			
Riverside Golf Course	TX	01-Feb-90	D	259.4	18	7025	50000	$4,200,000	$16,194	$233,333	$598	$84	$2,096,500	$2,000,000	$1,311,875	62.6%	$784,625	2.00	2.10	18.68%			
Goose Creek Golf Club	VA	01-Jun-92	D	110	18	6835	48612	$4,550,000	$41,364	$252,778	$666	$94	$1,564,000	$756,403	$959,000	61.3%	$605,000	2.91	6.02	13.30%			
The Lakes (formerly Confederate Hills)	VA	27-Dec-95	D	186	18	6604	37000	$2,000,000	$10,753	$111,111	$303	$54	$600,000	$552,486	$365,000	60.8%	$250,000	3.33	3.62	12.50%			
Broken Woods Country Club	FL	10-Jun-93	D	105	18	6281	55000	$2,600,000	$24,762	$144,444	$414	$47	$1,200,000	$1,200,000	$720,000	60.0%	$480,000	2.17	2.17	18.46%	65.0%	3.03	12.45%
Brookwood	VA	15-Feb-95	D	179.5	18	6557	29000	$2,500,000	$13,928	$138,889	$381	$86	$850,000	$765,000	$500,000	58.8%	$350,000	2.94	3.27	14.00%			
Foxwood Golf Club	NC	01-Nov-91	D	185	18	6175	29000	$1,300,000	$7,027	$72,222	$211	$45	$400,000	$330,000	$230,000	57.5%	$170,000	3.25	3.94	13.08%			
Honey Bee Golf Club	VA	01-Apr-95	D	169.2	18	6005	45000	$5,500,000	$32,497	$305,556	$916	$122	$1,400,000	$1,200,000	$800,000	57.1%	$600,000	3.93	4.58	10.91%			
Prince George Golf Course	VA	01-Jan-93	D	148	18	6833	31000	$2,500,000	$16,892	$138,889	$366	$81	$662,000	$615,763	$363,000	54.8%	$299,000	3.78	4.06	11.96%			
Fox Creek Golf Club, Inc.	SC	20-Sep-91	D	261.6	18	6860	43432	$2,800,000	$10,702	$155,556	$408	$64	$754,000		$340,000	45.1%	$414,000	3.71		14.79%	54.7%	3.52	12.95%
Indian Hills	TN	18-May-90	D	175.8	18	6486	38500	$3,000,000	$17,065	$166,667	$463	$78											
Willbrook Country Club	SC	07-Dec-90	D	218	18	6674	35000	$4,850,000	$22,248	$269,444	$727	$139		$1,263,020					3.84				
Cedar Creek	SC	03-May-91	D	175	18	7210		$2,200,000	$12,571	$122,222	$305												
Brown Acres	TN	01-Aug-91	D	146	18	6305	40000	$1,585,000	$10,856	$88,056	$251	$40											
Rolling "S" Golf Course	SC	01-Sep-91	D	171	18	6410	15000	$1,150,000	$6,725	$63,889	$179	$77	$370,000					3.11					
Oak Point (formerly Hope Plantation)	SC	25-Jul-92	D	100	18	6759	20000	$1,650,000	$16,500	$91,667	$244	$83											
Reston South Golf Course	VA	31-Mar-93	D	192	18	6855	50000	$5,700,000	$29,688	$316,667	$832	$114											
Brookstone Golf & Country Club	GA	01-Jun-93	D	188.1	18	6815	32000	$4,300,000	$22,855	$238,889	$631	$134											
Yorktowne Golf Course	MD	01-Jan-94	D	123	18	5963	35000	$2,250,000	$18,293	$125,000	$377	$64											
Buck Creek Golf Course	SC	09-Sep-95	D	422.4	27	10171	77000	$9,000,000	$21,307	$333,333	$885	$117		$1,900,000					4.74				
Little River Farm Golf Club	NC	17-Apr-96	D	198.3	18	6931		$5,000,000	$25,221	$277,778	$721												
Nashboro Village Golf Club	TN	03-Jul-96	D	165.2	18	6887	50000	$3,850,000	$23,312	$213,889	$559												
Colonial Charters	SC	10-Jul-96	D	203.2	18	6769	43000	$4,980,000	$24,508	$276,667	$736	$116	$1,725,000	$1,250,000				2.89	3.98				
Lake Arbor Country Club	MD	01-Oct-96	D	120	18	6406		$3,100,000	$25,833	$172,222	$484												
Sample Size:	0	34	0	34	34	34	31	34	34	34	34	30	22	18	20	20	20	22	17	20			
MEAN				177.1		6688	41644	$3,714,412	$21,622	$197,293	$547	$89	$1,274,691	$1,098,666	$850,735	64.0%	$447,425	2.98	4.04	12.65%			
STANDARD DEVIATION				59.03		694	12060	$1,690,535	$8,805	$82,830	$212	$29	$533,191	$532,369	$384,565	7.1%	$151,376	0.71	1.24	2.87%			
VARIATION high:				236.2		7382	53704	$5,404,947	$30,428	$280,123	$759	$118	$1,807,882	$1,631,035	$1,235,300	71.1%	$598,801	3.68	5.28	15.53%			
low:				118.1		5994	29584	$2,023,877	$12,817	$114,463	$335	$61	$741,500	$566,296	$466,170	56.8%	$296,048	2.27	2.79	9.78%			
COEF. of VARIABILITY:				0.33		0.10	0.29	0.46	0.41	0.42	0.39	0.32	0.42	0.48	0.45	0.11	0.34	0.24	0.31	0.23			
MIN				100		5931	15000	$1,150,000	$6,725	$63,889	$179	$40	$370,000	$330,000	$230,000	45.1%	$170,000	1.79	2.10	7.63%			
MAX				422.4		10171	77000	$9,000,000	$41,364	$405,556	$982	$139	$2,341,800	$2,159,624	$1,684,230	76.5%	$784,625	4.17	6.20	18.68%			
RANGE				322.4		4240	62000	$7,850,000	$34,638	$341,667	$803	$99	$1,971,800	$1,829,624	$1,454,230	31.4%	$614,625	2.38	4.10	11.05%			

SOURCE: Hotel & Club Associates, Inc.

Column 4 "Type" Legend
P=Private
D=Daily Fee (Public)
S=Semi-Private
R=Resort

File: Grace\C:\My Documents\Excel Documents\Golf1\GolfSalesChart\SemPrv 7/1/98.xls

TABLE 4
GOLF PROPERTY SALES SUMMARY CHART (Semi-Private Clubs)

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	Full/Golf Members	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Price/ Member	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	GFM	OAR	AVG EXP	AVG GIM	AVG OAR
Holly Hills Country Club	MD	23-May-93	S	154.8	18	6813	16000	200	$3,641,000	$24,613	$213,389	$564	$240	$19,205	$1,106,368	$418,398	$1,096,591	99.4%	$6,777	3.47	9.18				
Ekana Golf and Country Club	FL	26-Feb-93	S	107	18	6683	44000	160	$3,800,000	$35,514	$211,111	$569	$86	$23,750	$1,221,693	$780,000	$952,481	78.0%	$269,111	3.11	4.87	7.08%			
Hampden Country Club	MA	11-Jun-96	S	305	18	6833	28333	191	$3,400,000	$11,148	$188,889	$498	$120	$17,801	$1,400,000	$620,000	$1,050,000	75.0%	$350,000	2.43	5.48	10.29%			
Hickory Hill Country Club	NC	09-May-96	S	200	18	6543	15000	27	$750,000	$3,750	$41,667	$115	$50	$27,778	$506,500	$303,000	$379,600	74.9%	$101,900	1.48	2.48	13.59%			
Lockwood Folly Country Club	NC	01-May-96	S	121.1	18	6836	38000		$3,500,000	$28,902	$194,444	$512	$92		$1,380,000		$1,020,000	73.9%	$360,000	2.54		10.29%			
Southland Country Club	GA	31-Mar-94	S	217.8	18	6800	40000		$3,851,000	$17,681	$213,944	$566	$96		$1,454,163		$1,043,573	71.8%	$410,580	2.65		10.66%			
Tiger Point Golf and Country Club	FL	28-Feb-91	S	365	36	13912	80000	700	$7,650,000	$20,959	$212,500	$550	$96	$10,929	$2,700,000	$2,965,116	$1,900,000	70.4%	$800,000	2.83	2.58	10.46%			
Cypress Point Country Club	VA	19-Oct-92	S	125	18	6740	33064	403	$4,500,000	$36,000	$250,000	$668	$136	$11,166	$1,500,000		$1,050,000	70.0%	$450,000	3.00		10.00%			
Birkdale Golf Club	VA	08-Dec-93	S	175	18	6644	36000	100	$3,400,000	$19,429	$188,889	$520	$94	$34,000	$1,250,000	$792,500	$875,000	70.0%	$375,000	2.72	4.29	11.03%	75.9%	2.69	10.42%
Carolina Springs	SC	08-Jun-92	S	257.83	27	10058	56500	197	$3,198,000	$12,404	$118,444	$318	$56	$16,234	$1,310,000	$1,023,750	$915,000	69.8%	$395,000	2.44	3.12	12.35%			
Sabal Point Country Club	FL	10-Apr-91	S	164	18	6600	56000	400	$5,500,000	$33,537	$306,666	$833	$98	$13,750	$1,943,500	$1,120,162	$1,338,500	68.9%	$605,000	2.83	4.91	11.00%			
Shalamar Pointe Golf & Country Club	FL	17-Oct-90	S	160	18	6760	55000	280	$3,650,000	$22,813	$202,778	$540	$66	$13,036	$1,500,000	$1,050,000	$1,025,000	68.3%	$475,000	2.43	3.48	13.01%			
Quail Ridge Golf Club	NC	01-Feb-93	S	120	18	6875	27700		$1,850,000	$15,417	$102,778	$269	$67		$673,500	$411,500	$454,600	67.5%	$218,900	2.75	4.50	11.83%			
Deer Run Golf Course	NC	01-Mar-90	S	111	18	6454	14200	140	$700,000	$6,306	$38,889	$108	$49	$5,000	$210,000	$200,000	$141,000	67.1%	$69,000	3.33	3.50	9.86%			
River's Bend Golf Course	VA	05-Feb-93	S	186	18	6671	28500		$3,000,000	$16,129	$166,667	$450	$105		$897,750		$600,000	66.8%	$297,750	3.34		9.93%			
Port Royal & Shipyard Plantations	SC	08-Jul-94	S	718	81	29763	191000	380	$35,000,000	$48,747	$432,099	$1,176	$183	$92,105	$11,690,085		$7,757,831	66.4%	$3,932,254	2.99		11.24%			
Goshen Plantation Country Club	GA	30-Sep-94	S	150	18	6902	48000		$3,547,000	$23,647	$197,056	$514	$74		$1,236,000		$815,000	66.0%	$420,000	2.87		11.84%			
Nags Head Golf Links	NC	01-Feb-93	S	135	18	6126	31000	318	$5,600,000	$41,481	$311,111	$914	$181	$17,610	$1,800,000	$1,240,000	$1,150,000	63.9%	$650,000	3.11	4.62	11.61%			
Forest Lakes Golf Club	FL	01-Jan-92	S	103	18	5500	55000	225	$3,500,000	$33,981	$194,444	$636		$15,556	$1,000,000		$635,000	63.5%	$365,000	3.50		10.43%			
Deer Run Golf Course	FL	30-Mar-91	S	126	18	6493	64000		$4,500,000	$35,714	$250,000	$693	$70		$1,600,000		$1,000,000	62.5%	$600,000	2.81		13.33%			
Radisson Greens Golf Club	NY	01-Mar-96	S	157.85	18	7010	22000	300	$3,200,000	$20,272	$177,778	$456	$145	$10,667	$914,800	$520,000	$556,700	61.9%	$358,100	3.50	6.15	11.19%			
Lochmere	NC	01-Aug-90	S	167.35	18	6850	38000		$2,775,000	$16,582	$154,167	$405	$73		$1,100,000	$569,815	$660,000	60.0%	$440,000	2.62	4.87	15.86%	65.6%	2.98	11.81%
The Links at Wild Dunes	SC	20-Dec-93	S	127.62	18	6722			$8,250,000	$64,645	$458,333	$1,227			$2,627,778	$1,190,476	$1,563,258	59.5%	$1,064,250	3.14	6.93	12.90%			
Honey Creek Country Club	GA	01-Apr-92	S	133	18	6140	34000		$2,850,000	$21,429	$158,333	$464	$84		$1,200,000		$700,000	58.3%	$500,000	2.38		17.54%			
Litchfield C.C. & River Club Golf Course	SC	07-Dec-90	S	243	36	13453	75000		$7,074,049	$29,111	$196,501	$526	$94		$2,761,606	$1,108,538	$1,576,646	57.1%	$1,184,960	2.56	6.38	16.75%			
Heron Point Golf Club	SC	16-Apr-92	S	170.48	18	6599	48000	105	$3,861,000	$22,648	$214,500	$585	$80	$36,771	$1,152,637		$637,537	55.3%	$515,000	3.35		13.34%			
Seabrook Island Resort	SC	01-Jul-90	S	300	36	13429	50000		$10,000,000	$33,333	$277,778	$745	$200		$2,000,000	$2,049,180	$1,100,000	55.0%	$900,000	5.00	4.88	9.00%			
Deercroft Golf & Country Club	NC	01-May-97	S	105.6	18	6745	30200	150	$1,500,000	$14,205	$83,333	$222	$50	$10,000	$592,700	$305,000	$287,700	48.5%	$283,000	2.53	4.92	18.87%			
Long Bay Club	SC	22-Feb-91	S	190	18	7021	40000		$6,378,000	$33,558	$354,222	$908	$169		$1,664,290	$1,697,995	$799,872	48.1%	$864,418	3.83	3.99	13.56%			
Westport Golf Club	NC	01-Oct-92	S	167.116	18	6805	39200	100	$3,650,000	$21,841	$202,778	$536	$93	$36,500	$970,500	$607,600	$461,500	47.6%	$509,000	3.76	6.01	13.95%	63.7%	3.32	14.49%
Foxfire	NC	01-Feb-90	S	328	36	13590	55000		$3,500,000	$10,671	$97,222	$258	$64			$1,320,765					2.65				
Canterbury Golf Club	GA	01-Mar-90	S	144	18	6100			$6,600,000	$45,833	$366,667	$1,082													
Whispering Woods (fmr Frog Hollow)	NC	16-Jun-90	S	160	18	6172	23500		$1,425,000	$8,906	$79,167	$231	$61			$317,372					4.49				
Topsail Greens	NC	01-Sep-90	S	108	18	6331	36500		$1,500,000	$13,889	$83,333	$237	$41			$619,835					2.42				
Great Bay Resort & Country Club	NJ	31-Jan-91	S	151	18	6750	28000		$6,500,000	$36,424	$306,666	$815	$196												
Wedgefield Plantation	SC	22-Aug-91	S	180.06	18	7077	20000		$2,250,000	$12,496	$125,000	$318	$113			$569,620					3.96				
Dunes West	SC	06-Nov-91	S	150	18	6871	30000		$1,800,000	$12,000	$100,000	$262	$60			$640,541					3.33				
Links O'Tryon	SC	20-Dec-91	S	248	18	6726	29000	200	$2,398,000	$9,669	$133,222	$356	$83	$11,990		$764,000					3.18				
Oriole Golf Club	FL	01-Jan-92	S	100.53	18	3641	75000	400	$1,200,000	$11,937	$66,667	$330	$16	$3,000	$1,500,000	$1,400,000				0.80	0.86				
Camino Del Mar Country Club	FL	01-Mar-92	S	142	18	6668	60000	260	$4,109,000	$26,937	$228,278	$616	$68	$15,804	$1,400,000	$1,345,000				2.94	3.06				
Uwharrie Golf Club	NC	15-Jul-92	S	238	18	6240	18300		$1,100,000	$4,622	$61,111	$176	$60		$330,000					3.33					
Arrowhead Golf and Sports Club	FL	01-Apr-93	S	133	18	6606	55000		$2,450,000	$18,421	$136,111	$377	$45												
Kiln Creek Golf Course	VA	29-Apr-94	S	234	18	6889	40000		$6,340,000	$27,094	$352,222	$920	$169												
Range End Country Club	MD	03-Jan-95	S	130	18	6128	35000	300	$2,608,200	$20,063	$144,900	$426	$75	$8,694											
Cat Island Golf Club	SC	21-Feb-96	S	117.75	18	6618	24000	143	$1,700,000	$14,437	$94,444	$261	$71	$11,888	$625,000					2.72					
Hiland Golf Club	NY	01-Apr-96	S	196.26	18	6848	25800		$3,750,000	$19,107	$208,333	$548	$145		$2,618,000				$377,000	1.43		10.06%			
CC of Franklin (formerly Carnton CC)	TN	10-Jun-96	S	150	18	6643	20000	450	$2,200,000	$14,667	$122,222	$336	$110												
Northgreen Country Club	NC	14-Jun-96	S	198	18	7122	10000		$2,250,000	$11,364	$125,000	$316	$225												
Potomac Country Club	MD	01-Mar-98	S	121.09	18	7000			$3,907,500	$32,269	$217,083	$558													
West Winds Country Club	MD	01-Dec-98	S	110.4	18	6482	20000		$3,200,000	$28,986	$177,778	$494	$160												
Sample Size	0	50	0	50	50	50	47	24	50	50	50	50	46	23	35	28	30	30	31	35.00	28.00	30			
MEAN				182		7658	41294	255	$4,281,216	$22,958	$190,734	$520	$102	$20,141	$1,652,416	$919,291	$1,118,476	65.5%	$585,387	2.87	4.32	12.09%			
STANDARD DEVIATION				98		3746	27710	145	$4,806,318	$12,194	$95,040	$256	$52	$17,806	$1,832,161	$591,874	$1,291,078	10.1%	$665,261	0.72	1.64	2.55%			
VARIATION high				280		11404	69004	401	$9,087,533	$35,150	$285,774	$776	$153	$37,947	$3,484,577	$1,511,165	$2,409,555	75.6%	$1,250,648	3.59	5.96	14.64%			
low				84		3912	13583	110	($525,103)	$10,762	$95,694	$264	$50	$2,334	($179,745)	$327,417	($172,602)	55.4%	($79,874)	2.15	2.68	9.54%			
COEF of VARIABILITY				0.54		0.49	0.67	0.57	1.12	0.53	0.50	0.49	0.51	0.88	1.11	0.64	1.15	0.15	1.14	0.25	0.38	0.21			
MIN				101		3641	10000	27	$700,000	$3,750	$38,889	$108	$16	$3,000	$210,000	$200,000	$141,000	47.6%	$6,777	0.80	0.86	7.08%			
MAX				718		29763	191000	700	$35,000,000	$64,645	$458,333	$1,227	$225	$92,105	$11,690,085	$2,965,116	$7,757,831	78.0%	$3,932,254	5.00	6.93	18.87%			
RANGE				617		26122	181000	673	$34,300,000	$60,895	$419,444	$1,119	$209	$89,105	$11,480,085	$2,765,116	$7,616,831	30.4%	$3,925,477	4.20	6.07	11.78%			

SOURCE: Hotel & Club Associates, Inc.

Column 4 "Type" Legend
S=Semi-Private

TABLE 5
GOLF PROPERTY SALES SUMMARY CHART (Private Clubs)

File: Grace\C:\My Documents\Excel Documents\Golf1\Golf SalesChart\Private 7/1/98.xls

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	Full/Golf Members	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Price/ Member	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	OAR	AVG EXP	AVG GIM	AVG OAR
Southern Trace	LA	01-Jun-91	P	145	18	6900	27500	455	$5,000,000	$34,483	$277,778	$725	$182	$10,989	$3,136,000		$2,811,000	89.6%	$325,000	1.59	6.50%			
Shady Valley Golf Club	TX	02-Jan-91	P	120	18	6500	27500	300	$2,500,000	$20,833	$138,889	$385	$91	$8,333	$2,062,000		$1,778,000	86.2%	$284,000	1.21	11.36%			
Brierwood Country Club	NY	01-Jun-95	P	182.6	18	7031	20000	480	$5,400,000	$33,210	$300,000	$768	$270	$11,250	$3,827,600		$3,237,800	84.6%	$589,800	1.41	10.92%			
Providence Country Club	NC	31-Aug-94	P	228.8	18	7008	34000	514	$11,000,000	$48,071	$611,111	$1,570	$324	$21,401	$4,800,000		$4,040,000	84.2%	$760,000	2.29	6.91%			
Brookfield Country Club	GA	01-Jan-91	P	135	18	6872	20000		$3,975,000	$29,444	$220,833	$578	$199		$2,278,085	$660,299	$1,894,169	83.1%	$383,916	1.74	9.66%			
Glastonbury Hills Country Club	CT	01-Feb-96	P	225	18	8338	34000	380	$4,500,000	$20,000	$250,000	$710	$132	$11,842	$2,600,000		$2,150,000	82.7%	$450,000	1.73	10.00%			
Hackberry Creek	TX	19-Feb-91	P	172	18	7013	32000		$3,100,000	$18,023	$172,222	$442	$97		$2,432,060	$1,441,860	$1,976,688	81.3%	$455,372	1.27	14.69%	84.5%	1.61	10.01%
Patuxent Greens Country Club	MD	01-Sep-90	P	194.5	18	6465	40000		$2,985,000	$15,349	$165,833	$462	$75		$2,215,589	$800,268	$1,629,085	73.5%	$586,504	1.35	19.65%			
Cobb's Glen Country Club	SC	01-Apr-91	P	150	18	6987	25000		$1,888,000	$12,587	$104,889	$270	$78		$1,095,000		$799,500	73.0%	$295,500	1.72	15.85%			
ElDorado Country Club	TX	02-Apr-91	P	159	18	6625	30000		$3,200,000	$20,126	$177,778	$483	$107		$1,774,344	$898,876	$1,259,615	71.0%	$514,729	1.80	16.09%	72.5%	1.62	17.13%
Oronoque Country Club	CT	12-Jan-96	P	162.7	18	6573	28000	427	$5,870,000	$36,079	$326,111	$893	$210	$13,747	$2,974,000		$2,074,500	69.8%	$899,500	1.97	15.32%			
Brandermill Country Club	VA	08-Mar-95	P	188.4	18	6531	37500	800	$8,350,000	$44,332	$463,889	$1,279	$223	$10,438	$3,427,000	$2,316,000	$2,388,000	69.7%	$1,039,000	2.44	12.44%			
Walden Lakes Country Club	FL	01-Apr-91	P	200	18	7000	50000	650	$4,500,000	$22,500	$250,000	$643	$90	$6,923	$2,694,610		$1,857,610	68.9%	$837,000	1.67	18.60%			
Broad Bay Country Club	VA	09-May-91	P	113	18	6130	25600		$4,240,000	$37,522	$235,556	$692	$166		$1,506,000		$981,000	65.1%	$525,000	2.82	12.38%			
Suntree Country Club	FL	11-Apr-91	P	351	36	13922	120000	800	$7,500,000	$21,368	$208,333	$539	$63	$9,375	$4,117,647		$2,542,647	61.7%	$1,575,000	1.82	21.00%	67.1%	2.14	15.95%
Port Armor	GA	01-May-90	P	140	18	6924			$5,800,000	$41,429	$322,222	$838												
Whitewater Creek Country Club	GA	01-Sep-90	P	210	18	6739	19200		$3,000,000	$14,286	$166,667	$445	$156			$441,826								
Thornblade Country Club	SC	12-Sep-90	P	153	18	6600	26000	450	$7,000,000	$45,752	$388,889	$1,061	$269	$15,556		$1,428,571								
Woodside Plantation	SC	27-Dec-90	P	500	36	14286	65000		$6,800,000	$13,600	$188,889	$476	$105		$2,750,000	$1,789,474				2.47				
Eastpointe Golf & Country Club	FL	01-Jan-91	P	131.1	18	6884	30000	402	$4,693,800	$35,803	$260,767	$682	$156	$11,676										
Sweetwater Country Club	FL	18-Apr-91	P	116.3	18	6204	24000	290	$6,750,000	$58,050	$375,000	$1,088	$281	$23,276										
Stonebridge Golf & Country Club	FL	01-Jan-92	P	116	18	6401	39000	279	$5,199,600	$44,824	$288,867	$812	$133	$18,637										
Laurel Ridge Country Club	NC	22-Jan-92	P	210	18	6814			$4,300,000	$20,476	$238,889	$631												
Turkey Creek Golf Course (Now Heritage Links)	FL	01-Feb-92	P	152.6	18	6570	15000	145	$2,860,000	$18,742	$156,889	$435	$191	$19,724										
Commonwealth National Country Club	PA	01-Jul-92	P	174.2	18	7045	24000	400	$7,000,000	$40,184	$388,889	$994	$292	$17,500										
Red Fox Country Club	NC	05-Aug-92	P	217	18	7104	20000		$1,200,000	$5,531	$66,667	$169	$60			$415,845								
Tampa Palms Golf & Country Club	FL	30-Dec-92	P	250	18	7004	27890	275	$2,600,000	$10,400	$144,444	$371	$93	$9,455										
Concordia Golf Club	NJ	05-Jan-93	P	142	18	6023	25000		$2,700,000	$19,014	$150,000	$448	$108						$300,000		11.11%			
Brookstone Golf & Country Club	GA	06-Jan-93	P	188.1	18	6815			$4,000,000	$21,261	$222,222	$587												
Weyhill Golf Course	PA	01-Feb-95	P	210.1	18	6859	24000		$5,000,067	$23,799	$277,782	$729	$208											
East Lake Country Club	GA	15-Dec-95	P	177	18	6961	22000	400	$4,500,000	$25,424	$250,000	$646	$205	$11,250	$1,350,000					3.33				
Sample Size:		31		31	31	31	28	17	31	31	31	31	28	17	17	9	15	15	16	17.00	16			
MEAN				186.9		7,198	32,578	438	$4,755,209	$27,500	$251,385	$673	$163	$13,610	$2,649,408	$1,132,558	$2,094,641	76.3%	$613,770	1.92	13.27%			
STANDARD DEVIATION				74.65		1,837	19,578	172	$2,066,558	$12,740	$110,154	$293	$75	$4,718	$970,943	$614,112	$813,912	8.3%	$332,911	0.56	4.14%			
VARIATION high:				261.6		9,034	52,156	610	$6,821,766	$40,240	$361,519	$966	$238	$18,328	$3,620,351	$1,746,670	$2,908,553	84.6%	$946,681	2.48	17.41%			
low:				112.3		5,361	13,000	266	$2,688,651	$14,760	$141,210	$379	$88	$8,892	$1,678,465	$518,445	$1,280,729	68.0%	$280,859	1.36	9.13%			
COEF. of VARIABILITY:				0.40		0.26	0.60	0.39	0.43	0.46	0.44	0.44	0.46	0.35	0.37	0.54	0.39	0.11	0.54	0.29	0.31			
MIN				113		6,023	15,000	145	$1,200,000	$5,531	$66,667	$169	$60	$8,923	$1,095,000	$415,845	$799,500	61.7%	$284,000	1.21	6.50%			
MAX				500		14,286	120,000	800	$11,000,000	$58,050	$611,111	$1,570	$324	$23,276	$4,800,000	$2,316,000	$4,040,000	89.6%	$1,575,000	3.33	21.00%			
RANGE				387		8,263	105,000	655	$9,800,000	$52,518	$544,444	$1,401	$264	$16,353	$3,705,000	$1,900,155	$3,240,500	27.9%	$1,291,000	2.12	14.50%			

Column 4 "Type" Legend
P=Private
D=Daily Fee (Public)
S=Semi-Private
R=Resort

SOURCE: Hotel & Club Associates, Inc.

We have conducted our research to find the most comparable sales to the subject club. This group of the most relevant club sales is summarized on Table Six.

Table 6: Most Comparable Golf Club Sales

				Price Per									
Club	Location	Sale Date	Sale Price	Holes	Acre	Hole	Yard	Round	Exp.	GIM	OAR	Aver Exps.	Aver GIM
Oyster Reef	Hilton Head, SC	Mar-00	$7,100,000	18	$37,852	$394,444	$1,018	$222	-	-	-	70% to 80%	
Golf Club of Georgia	Alpharetta, GA	Jul-01	$23,500,000	36	$49,030	$652,778	$1,681	$603	75.0%	2.30	10.85%		
Hyatt Bear Creek	Grapevine, TX	Feb-00	$16,000,000	36	$47,761	$444,444	$2,399	$213	74.0%	2.96	11.40%	74.5%	2.71
Pine Lakes	Myrtle Beach, SC	Jul-01	$10,000,000	18	$74,129	$555,556	$1,492	$286	-	2.86	-		
Mid-South (fmr Plantation)	Pinehurst, NC	Aug-02	$10,200,000	18	$34,822	$566,667	$1,432	$408	-	-	-		
World Golf Village	St. Augustine, FL	Nov-00	$35,850,000	36	$97,299	$995,833	$4,925	$605	68.3%	4.37	7.25%	60% to 70%	
Stone Harbor	Cape May Court House, NJ	Jan-00	$11,665,000	18	$88,371	$648,056	$1,685	$402	68.0%	2.96	10.79%		
Hells' Point	Virginia Beach, VA	Aug-00	$8,200,000	18	$45,810	$455,556	$1,212	$182	61.8%	3.26	11.73%	63.8%	3.76
Stow Acres	Stow, MA	May-01	$33,000,000	36	$57,391	$916,667	$2,452	$367	61.0%	4.60	8.49%		
White Columns	Alpharetta, GA	Feb-01	$18,000,000	18	$75,000	$1,000,000	$2,552	$450	60.0%	3.60	11.11%		
The Legends	Myrtle Beach, SC	Jul-01	$44,186,983	54	$81,571	$818,277	$2,129	$350	53.7%	4.36	10.62%	50% to 60%	
Heritage	Pawley's Island, SC	Jul-01	$19,269,935	18	$120,794	$1,070,552	$2,759	$484	52.2%	5.50	8.69%	52.5%	4.68
Tour 18 Dallas	Flower Mound, TX	Feb-99	$28,500,000	18	$152,604	$1,583,333	$4,052	$475	51.5%	4.19	11.58%		
High			$44,186,983	54	$152,604	$1,583,333	$4,925	$605	75.0%	5.50	11.73%		
Averages			$20,420,917	26	$74,033	$777,089	$2,291	$388	62.6%	3.72	10.25%		
Low			$7,100,000	18	$34,822	$394,444	$1,018	$182	51.5%	2.30	7.25%		
Harbour Town	Hilton Head, SC	Jun-03	$33,800,000	18	$236,198	$1,877,778	$4,847	$805	62.8%	3.70	10.19%		

To select the appropriate GIM for the subject property, we have compared value indications of the most similar golf course sales, which have recently occurred in the national market. The sales selected for the comparison are the most recent sales of premium golf courses in the eastern half of the country. Some sales are older than we would like to consider, but all sales included are considered relevant to the Harbour Town valuation. Additional information on the changing economics of the golf course market is found in the Exposure section of the report at the end of the Sales Comparison Approach.

When we examined the expense levels and corresponding GIMs of the most similar premium golf sales, a fairly clear pattern of increasing GIMs associated with decreasing expense ratios is apparent. By inspecting Table Six, it is apparent that as the expense ratios decrease, there is a fairly uniform pattern of corresponding increases in GIMs. This is true for the sales shown on Tables 1, 3, 4, and 5, as well as the smaller group of most comparable sales shown Table Six.

In order to apply the information on Table Six to the subject property, a reference is made to the financial projections made for the subject in the Income Approach. As shown in the projections of income and expenses, the first year stabilized net income is estimated to be 37.2% of total revenues. Therefore, the subject expense ratio is 62.8% (100.0% gross income less 37.2% net income) in the first year of the stabilized scenario.

When we consider the results shown on Table Six, the comparable sales expense ratios vary from 51.5% to 75.0%. The GIMs of these ten most comparable sales range from 2.30 to 5.50. The

average comparable expense ratio is 62.6% and the average comparable GIM is 3.72. Since the relationship between expenses levels and GIMs does show some fluctuations, we have performed another analysis by segregating the club expense levels into those clubs with expense levels between 70% and 80%, 60% and 70% and 50% and 60%. The average expense levels for these three groups of club sales are shown with the accompanying average GIMs in the right columns of Table Six. The first group of club sales indicates an average expense level of 74.5% and an average GIM of 2.71. The second group of club sales indicates an average expense level of 63.8% and an average GIM of 3.76. The last group of club sales indicates an average expense level of 52.5% and an average GIM of 4.68. Based on the expense ratios and GIMs of these most comparable sales, we believe the Harbour Town expense ratio of 62.8% warrants a GIM of about 3.70 as supported by our analysis of expense levels and GIMs.

In the Income Approach, the projected income and expenses of the subject property have been estimated. Our projected revenues show that because of the extensive renovation to the course in 2000, we expect rounds to increase to a total of about 42,000 rounds annually after three years. Therefore, the first stabilized year of operations is projected to be the fourth year of our projections. We believe the most reliable indication of stabilized value for the subject property by the Sales Comparison Approach is derived by multiplying the first year stabilized gross income by the appropriate GIM for the subject property. This value is indicative of the stabilized value of the property. Therefore, the indicated stabilized value for the subject property is calculated as follows:

$9,251,039 (First Stabilized Gross Income) x 3.7 (GIM) = $34,228,844

Rounded To: $34,200,000

When prices per acre, per hole, per yard, and per round are compared, it is apparent that there are fluctuations reflected by the physical price indicators of these various comparable club sales. The implied subject value per acre of $236,198 is well above the range of the comparable golf clubs, which is between $34,822 and $152,604. However, it important to consider that the subject club is located on a prime waterfront tract in a highly desirable barrier island resort. The implied subject price per hole is $1,877,778, which is also above the range of the comparable price indications between $394,444 and $1,583,333 per hole. The subject indicates a value per yard of $4,847, just within the comparable range of $1,018 to $4,925. Finally, the subject indicates a value per round of $805, again somewhat above the range of $182 to $605. As previously discussed, these physical units of comparison and the prices per round are worthy of consideration, but we consider them much less reliable value indicators than the GIM analysis, which is based on the economics of the club.

As Is

Since the subject operations "as is" are not yet stabilized after the events of September 11, 2001, the subject course is not as valuable now as when it will reach stabilization. The Income Approach value indications measure the difference in value between the "at stabilization" and "as is" values of the subject club. Therefore, we have estimated as "as is" value for the subject golf club by the Sales Comparison Approach as follows:

Cost to Achieve Stabilization (from Income Approach)

"Stabilized Value" by the Income Approach	$33,804,450
Less "As Is" Value by the Income Approach	29,198,394
Cost to Achieve Stabilization	$4,606,056
"Stabilized Value" by the Sales Comparison Approach	$34,228,844
Less Cost to Achieve Stabilization	4,606,056
Golf Club Value "As Is"	$29,622,788
Rounded to:	**$29,600,000**

Exposure Time

The definition of market value assumes that a property is exposed on the open market for a reasonable time and that both buyer and seller are acting prudently. In order to estimate a reasonable exposure time, we have examined the time necessary to market the recent golf club sales. These sales and their marketing times are shown in this chart.

Date	Name	Location	Marketing Time
07/00	Myrtle West	North Myrtle Beach, SC	9 months
08/00	Hell's Point	Virginia Beach, VA	10 months
11/00	World of Golf Village	St Augustine, FL	12 months
03/01	Carolina Springs	Fountain Inn, SC	11 months
02/02	Valencia	Valencia, CA	9 months
02/02	Brandermill	Midlothian, VA	6 months

From the mid-1990s, the market for golf courses strengthened and remained strong for several years until late summer of 1998, just after a short period of instability in the financial markets. In the period of about two years preceding late 1998, major groups of investor were particularly interested in acquiring golf properties. The most notable investor groups were Real Estate Investment Trusts (REITs) and national golf management companies. In late 1998, available financing for golf properties began tightening and now financing is difficult to obtain. It has taken several years for sellers to adjust to the reduced demand for their properties and most sellers are still unwilling to sell at current price levels.

The increased marketing times of nine to twelve months for recent sales, as shown on the preceding marketing time chart, reflect the softened demand for golf properties within the last two years. Buyers are still in the market, although not nearly as plentiful as they were in the seller's market, which ended in about late summer of 1998.

Marketability Study

In order to estimate the marketing time necessary to sell the subject property, we have analyzed recent sales, interviewed local, regional and national market participants, and reflected on the evolving market conditions that we see daily in our appraisal and consulting practice.

Our discussions with golf investors, golf management companies, golf club brokers, golf lenders, and golf appraisers indicated that currently, buyers' interest in acquiring golf properties is still present, although not nearly as strong as in recent previous years. The supply of available golf courses now exceeds the number of willing and able investors. Several trends have contributed to this situation.

1) Generally, current net revenues at golf courses have been reduced and sometimes drastically reduced compared to net revenue levels several years ago.
2) There is greatly reduced availability of financing for golf properties.
3) With lenders being careful about new loans to develop golf properties, the supply of new courses is growing at a much slower rate than in recent years.

Potential Buyers

In our research, we have inquired of knowledgeable golf market participants which companies or individuals would be a potential buyer of the subject property. In the regional market, our contacts have indicated that most current buyers are more local in nature. They tend to be local individuals or investor groups that are interested in their local golf properties, which they are financing with local banks. These buyers are apt to be from the real estate or development industries and may have partial motivation from associated real estate development perspective. While REITs and national golf management companies dominated the market just four to five years ago, these entities are not players in the golf market now. The securitization markets do not have a taste for golf properties at this time because the golf REITs have not performed well.

However, the local and the national golf investors realize that there are few buyers around and that it is time to exercise strong leverage when offering to purchase golf properties. The mind-set of investors has been to buy at an 8 multiple of net operating income, which is equivalent of buying at a 12.5% capitalization rate. On the other hand few sellers will sell at such a high capitalization rate. Therefore, few sales have occurred within the last year.

Marketing Time

The most recent golf investor's survey published addressed the marketing time issue. PriceWaterhouseCoopers (formerly Golf Valuation International) prepared the most recent investment survey in Fall 2002. It indicates marketing times experienced by respondents was two to twenty one months and averaged 8.65 months. Based on all these factors, we anticipate a marketing time for the subject property to be about twelve months to achieve the market values.

Income Capitalization Approach – Inn at Harbour Town and the Harbour Town and Conference Center

The income approach is defined as follows:

> "A set of procedures through which an appraiser derives a value indication for an income-producing property by converting its anticipated benefits (cash flows and reversion) into property value. This conversion can be accomplished in two ways. One year's income expectancy can be capitalized at a market-derived capitalization rate or at a capitalization rate that reflects a specified income pattern, return on investment, and change in the value of the investment. Alternatively, the annual cash flows for the holding period and the reversion can be discounted at a specified yield rate."

SOURCE: The Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th edition, 2002.

The Income Capitalization Approach produces a value estimate through the analysis of the actual or potential net income stream of the subject property. It is considered a particularly relevant approach to value since it typically simulates the methodology behind buy-sell decisions being made in the market for properties such as the subject.

The primary method of analysis utilized within the Income Capitalization Approach is a discounted cash flow analysis. In order to accurately estimate the subject's potential income, we have surveyed the competing facilities relative to their location, rooms, restaurants, meeting spaces, amenities, average daily room rates and occupancy rates. Based on our survey and the history of hotel properties in the market, we have projected the subject occupancy and average daily rates. From the estimated income, we have then deducted expenses attributable to the operation based on typical expenses published in the **Host Study** by Smith Travel Research, as well as actual ratio comparisons of comparable sized franchised hotel properties in the region. The resulting net income stream is then discounted to present value at rates reflective of the risk characteristics of the income stream.

As a secondary analysis technique, we have checked the implied overall capitalization rate derived from market sales and investor surveys. Overall rates, reflecting the relationship between stabilized net income and value, tend to be inconsistent in the market, and the use of a cash flow projection discounted to present value is considered a more realistic simulation of typical investor buy-sell considerations. Nevertheless, the implied overall rate derived by discounting must be reasonable relative to the overall capitalization rate.

In the following subsections of this report, we have made income/expense estimates based on a stabilized year. The market value of a hotel and conference center facility, such as the subject, is

most strongly influenced by the potential income, which it can be expected to generate, given existing and anticipated levels of competition, as well as typical expenses. In an estimate of market value, prudent management is assumed with the realization that actual expenses on any single property can be strongly influenced by the particular management team operating the facility. While the level of management expertise will customarily have some effect on the level of gross income, it is noted that such income is largely a function of the physical property, its location, and competition in the area. Control of expenses, on the other hand, is largely a function of management's expertise. Typical investors in the marketplace would generally consider most strongly the level of expenses which they anticipate experiencing as a result of their own management capabilities. With this in mind, we have carefully considered the subject property's competitive position in the market in estimating potential income and expenses. We have considered expense information derived from comparable resorts, conference centers and hotels, and the latest available income/expense survey, the **Host Study**, published by Smith Travel Research. In addition, we have converted the financial statements of the comparable hotels to the *Uniform System of Accounts for Hotels* for comparison purposes.

Market Conditions

The valuation of any income-producing property rests heavily on the projections of income for the property being appraised. That, in turn, must rely heavily on proper interpretation of present market conditions and trends. In order to properly consider the subject's income potential within the context of its market, we have surveyed the competing area hospitality facilities. Our survey of the market has concentrated on those lodging and conference center facilities which might be used by clientele, who also might use the subject hotel. The competing facilities have been identified and a full discussion of the historical supply and demand within the competitive market can be found in the Lodging Trends section.

Typically most hotel operators are reluctant to discuss the economics of their properties. We have interviewed certain employees (general manager, director of sales, or front desk personnel) of the competing hotel properties in order to make the best estimates of occupancies and rates that we can. Reference is also made here to the Lodging Trends section of this report, because the information within this section influences the income projections made for the subject.

Methodology

The detailed discussion of room income as shown in the following chart is followed by a description of other income items and expense categories. The *Uniform System of Accounts for Hotels*, as adopted by the American Hotel & Motel Association, has been used in the classification of revenues and expenses in this appraisal report for comparison purposes. Certain expenses

Income and Exp[illegible] Comaprables for
The Inn at Harbour Town and the Conference Center

	Comparable A				Comparable B			
	$	%	(POR)	(PAR)	$	%	(POR)	(PAR)
Total Number of Rooms				30				30
Total Annual Rooms Available	10,950				10,950			
Total Rooms Occupied	5,431				8,092			
% Occupancy		49.6%				73.9%		
Average Daily Room Rate			$108.48				$156.00	
RevPar			$53.81				$115.28	
Revenues								
Room Sales	$589,183	98.6%	$108.48	$19,639	$1,262,360	96.7%	$156.00	$42,079
Food & Beverage	-	-	-	-	-	-	-	-
Telephone	6,386	1.1%	1.18	213	12,180	0.9%	1.51	406
Other (D)	1,800	0.3%	0.33	60	30,270	2.3%	3.74	1,009
Total Revenues	$597,369	100.0%	$109.99	$19,912	$1,304,810	100.0%	$161.25	$43,494
Less Dept. Costs (A)								
Room Expense	$142,736	24.2%	$26.28	$4,758	$243,480	19.3%	30.09	$8,116
Food & Beverage	-	-	-	-	-	-	-	-
Telephone	11,153	174.6%	2.05	372	5,190	42.6%	0.64	173
Other	-	-	-	-	31,170	103.0%	3.85	1,039
Total Dept Costs:	$153,889	25.8%	$28.33	$5,130	$279,840	21.4%	$34.58	$9,328
Total Oper Dept Income	$443,480	74.2%	$81.65	$14,783	$1,024,970	78.6%	$126.66	$34,166
Less Undistributed Costs								
Admin & General	$45,488	7.6%	$8.38	$1,516	$136,620	10.5%	16.88	$4,554
Franchise Fees	-	-	-	-	-	-	-	-
Marketing	11,614	2.4%	2.69	487	70,110	5.4%	8.66	2,337
Professional Fees	-	-	-	-	-	-	-	-
Operation & Maint.	11,188	1.9%	2.06	373	53,790	4.1%	6.65	1,793
Energy Costs	27,737	4.6%	5.11	925	52,410	4.0%	6.48	1,747
Other	3,070	0.5%	0.57	102	-	-	-	-
Total Undistributed Costs:	$102,097	17.1%	$18.80	$3,403	$312,930	24.0%	$38.67	$10,431
Gross Operating Profit:	$341,383	57.1%	$62.86	$11,379	$712,040	54.6%	$87.99	$23,735
Less Fixed Charges:								
Management Fees	$29,868	5.0%	$5.50	$996	$56,430	4.3%	$6.97	$1,881
Prop. & Pers. Taxes	9,754	1.6%	1.80	325	53,850	4.1%	6.65	1,795
Insurance	11,838	2.5%	2.73	495	18,450	1.4%	2.28	615
Leases	-	-	-	-	-	-	-	-
Reserve for Replacements	-	-	-	-	65,250	5.0%	8.06	2,175
Total Fixed Charges:	$51,460	9.1%	$10.03	$1,815	$193,980	14.9%	$23.97	$6,466
Income Before Other Fixed Charges: (B)	$286,923	48.0%	$52.83	$9,564	$518,060	39.7%	$64.02	$17,269

	Comparable C				Comparable D			
	$	%	(POR)	(PAR)	$	%	(POR)	(PAR)
Total Number of Rooms				71				184
Total Annual Rooms Available	25,915				67,160			
Total Rooms Occupied	12,903				53,728			
% Occupancy		49.8%				80.0%		
Average Daily Room Rate			$119.10				$112.00	
RevPar			$59.30				$89.60	
Revenues								
Room Sales	$1,536,762	94.0%	$119.10	$21,645	$6,017,567	65.7%	$112.00	$32,704
Food & Beverage	36,218	2.2%	2.81	510	2,848,483	31.1%	53.02	15,481
Telephone	52,017	3.2%	4.03	733	189,232	2.1%	3.52	1,028
Other (D)	10,516	0.6%	0.81	148	99,533	1.1%	1.85	541
Total Revenues	$1,635,513	100.0%	$126.75	$23,035	$9,154,815	100.0%	$170.39	$49,754
Less Dept. Costs (A)								
Room Expense	$407,830	26.5%	31.61	$5,744	$1,315,152	21.9%	$24.48	$7,148
Food & Beverage	2,497	6.9%	0.19	$35	2,272,470	79.8%	42.30	12,350
Telephone	19,494	37.5%	1.51	$275	108,457	57.3%	2.02	589
Other	1,525	14.5%	0.12	$21	10,675	10.7%	0.20	58
Total Dept Costs:	$431,346	26.4%	$33.43	$6,075	$3,706,754	40.5%	$68.99	$20,145
Total Oper Dept Income	$1,204,167	73.6%	$93.32	$16,960	$5,448,061	59.5%	$101.40	$29,609
Less Undistributed Costs								
Admin & General	$176,410	10.8%	13.67	$2,485	$950,849	10.4%	$17.70	$5,168
Franchise Fees	-	-	-	-	479,259	5.2%	8.92	2,605
Marketing	69,687	4.3%	5.40	982	609,396	6.7%	11.34	3,312
Professional Fees	-	-	-	-	-	-	-	-
Operation & Maint.	133,868	8.2%	10.37	1,885	356,823	3.9%	6.64	1,939
Energy Costs	67,440	4.1%	5.23	950	422,365	4.6%	7.86	2,295
Other	-	-	-	-	-	-	-	-
Total Undistributed Costs:	$447,405	27.4%	$34.67	$6,301	$2,818,692	30.8%	$52.46	$15,319
Gross Operating Profit:	$756,762	46.3%	$58.65	$10,659	$2,629,369	201.5%	$48.94	$14,290
Less Fixed Charges:								
Management Fees	$95,038	5.8%	7.37	$1,339	$290,784	3.2%	$5.41	$1,580
Prop. & Pers. Taxes	72,908	4.5%	5.65	1,027	217,267	2.4%	4.04	1,181
Insurance	27,862	1.7%	2.16	392	74,564	0.8%	1.39	405
Leases	-	-	-	-	-	-	-	-
Reserve for Replacements	-	-	-	-	274,646	3.0%	5.11	1,493
Total Fixed Charges:	$195,808	12.0%	$15.18	$2,758	$857,261	9.4%	$15.96	$4,659
Income Before Other Fixed Charges: (B)	$560,954	34.3%	$43.47	$7,901	$1,772,108	19.4%	$32.98	$9,631

	Host Report 2002 (C)		
	%	(POR)	(PAR)
Total Number of Rooms			395
Total Annual Rooms Available			
Total Rooms Occupied			
% Occupancy	64.0%		
Average Daily Room Rate		$169.00	
RevPar		$108.16	
Revenues			
Room Sales	53.8%	$169.00	$39,166
Food & Beverage	31.7%	99.25	23,003
Telephone	1.6%	4.88	1,130
Other (D)	12.9%	40.59	9,406
Total Revenues	100.0%	$313.72	$72,705
Less Dept. Costs (A)			
Room Expense	24.8%	$41.90	$9,711
Food & Beverage	73.8%	73.28	16,982
Telephone	50.3%	2.45	568
Other	7.5%	23.51	5,449
Total Dept Costs:	45.0%	$141.14	$32,710
Total Oper Dept Income	55.0%	$172.58	$39,995
Less Undistributed Costs			
Admin & General	7.3%	$22.87	$5,300
Franchise Fees	2.0%	0.50	116
Marketing	6.1%	19.25	4,462
Professional Fees	-	-	-
Operation & Maint.	4.8%	10.78	2,499
Energy Costs	3.4%	15.08	3,496
Other	-	-	-
Total Undistributed Costs:	23.6%	$68.48	$15,873
Gross Operating Profit:	31.4%	$104.10	$24,122
Less Fixed Charges:			
Management Fees	2.8%	$8.80	$2,040
Prop. & Pers. Taxes	2.6%	8.30	1,923
Insurance	7.0%	2.27	527
Leases	-	-	-
Reserve for Replacements	1.3%	3.95	916
Total Fixed Charges:	13.7%	$23.32	$5,406
Income Before Other Fixed Charges: (B)	25.8%	$80.78	18,716

NOTES: (A) Departmental expense ratios shown as % of department's revenues.
Allocations of salaries and wages to operating departments have been made.
(B) Income before deducting reserve for replacement, depreciation, rent, interest, amortization and income taxes.
(C) 2002 HOST Study for the Operating Year 2001

Source: Compiled by Hotel and Club Associates, Inc

typically shown in audited financial reports are considered to be capital related, and are not included in this operating statement. These include depreciation, interest expense, amortization, capital gains or losses, and income taxes.

Our projections also incorporate an estimate of general price inflation. To portray price level changes, we have estimated a 3.5% annual inflation rate over the projection period. Room revenues are based on the historic rate of growth of the average daily rates in the local market. The inflation rate reflects the current long-term outlook for the future movement of prices. This assumption is intended only to portray an expected long-term trend in price movements, rather than for a specific interval in time. The inflation rate is based on the indications provided in the various investor surveys. These indications are plotted on the accompanying charts shown later in this report.

Basis of Financial Analysis

In order to accurately estimate the subject's potential income, we have surveyed the competing facilities relative to their location, meeting spaces, amenities, average daily room rates and occupancy rates. Based on our survey, the HOST Study and the owner's historical operating statements, we have projected the subject hotel's occupancy and average daily rates, as a typical buyer would view the property. From the estimated income, we have then deducted expenses attributable to the operation based on these statements, the HOST Study, and operating histories of comparable hotels.

Basis of Assumptions

The estimate of future operating results is based on a projected stabilized occupancy and average daily rate. These are estimates of investor expectations that could be achieved in a typical year with proper marketing as shown in the Lodging Trends section of this report. These statements have been reconstructed on the facing page for the reader's reference. Due to the confidential nature of the operating statements, individual identifications of the comparable hotels are kept in the appraisers files. Therefore, a brief overview of each property is included in the following table for the reader's reference.

Comparable	Type	# of Rooms
A	Luxury Inn, Resort	Under 100
B	Luxury Inn, Resort	Under 100
C	Luxury Inn, Resort	Under 100
D	Full-Service, Resort	Under 200
Host	Full-Service, Resort	395
Subject	Full Service, Resort	60

The use of the stabilized year of operations in determining value is important to the projections. It provides an estimate of the annual operating results in current dollars as if it were operating at a level considered representative of its long term potential. There will be small differences in the stabilized year income and expense statement from the projected income statement. These differences are primarily due to some expense categories being based on the number of occupied rooms, some based on available rooms, and some on a percent of gross revenues.

We have also considered the anticipated effects of inflation, business development, and the occupancy levels for the projection period. The underlying rationale and assumptions used in preparing these estimates are presented in the paragraphs that follow the stabilized year income and expense statement.

Historical Income and Expense Statement
The Inn and Conference Center Harbour Town

Year	11/00-10/01				11/01-10/02				Thru April 30 2003			
Number of Rooms	60				60				60			
Available Room Nights	21,900				21,900				21,900			
Occupied Room Nights	12,962				13,911				6,454			
Occupancy Rate	59.2%				63.5%				29.5%			
Average Daily Rate (ADR)	$174.96				$182.63				$142.96			
Revenues (A,C)	**Totals**	**%**	**POR**	**PAR**	**Totals**	**%**	**POR**	**PAR**	**Totals**	**%**	**POR**	**PAR**
Room	$2,267,848	54.8%	$174.96	$37,797	$2,540,518	55.3%	$182.63	$42,342	$922,650	56.8%	$142.96	$15,378
Food	35,906	0.9%	2.77	598	29,579	0.6%	2.13	493	23,757	1.5%	3.68	396
Beverage	61,258	1.5%	4.73	1,021	94,313	2.1%	6.78	1,572	36,189	2.2%	5.61	603
Conference Center	1,763,560	42.6%	136.06	29,393	1,924,709	41.9%	138.36	32,078	641,570	39.5%	99.41	10,693
Rentals & Other Income	7,514	0.2%	0.58	125	2,113	0.0%	0.15	35	1,470	0.1%	0.23	25
Total Revenues	$4,136,086	100.0%	$319.09	$68,935	$4,591,232	100.0%	$330.04	$76,521	$1,625,636	100.0%	$251.88	$27,094
Department Expenses												
Room	$773,887	34.1%	$59.70	$12,898	$924,353	36.4%	$66.45	$15,406	$390,902	42.4%	$60.57	$6,515
Food & Beverage	67,969	70.0%	5.24	1,133	162,934	131.5%	11.71	2,716	73,490	122.6%	11.39	1,225
Conference Center	1,175,510	66.7%	90.69	19,592	1,274,574	66.2%	91.62	21,243	424,858	66.2%	65.83	7,081
Rentals & Other Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Total Department Expenses	$2,017,366	48.8%	$155.64	$33,623	$2,361,861	51.4%	$169.78	$39,364	$889,250	54.7%	$137.78	$14,821
Operating Income	$2,118,720	51.2%	$163.46	$35,312	$2,229,371	48.6%	$160.26	$37,156	$736,386	45.3%	$114.10	$12,273
Undistributed Expenses												
Administrative & General (G)	$388,983	9.4%	$30.01	$6,483	$397,044	8.6%	$28.54	$6,617	$154,851	9.5%	$23.99	$2,581
Marketing (G)	320,516	7.7%	24.73	5,342	309,010	6.7%	22.21	5,150	109,150	6.7%	16.91	1,819
Property Operation & Maintenance (G)	63,413	1.5%	4.89	1,057	61,338	1.3%	4.41	1,022	30,706	1.9%	4.76	512
Energy	72,495	1.8%	5.59	1,208	74,777	1.6%	5.38	1,246	39,397	2.4%	6.10	657
Franchise	-	-	-	-	-	-	-	-	-	-	-	-
Total Undistributed Expenses	$845,406	20.4%	$65.22	$14,090	$842,168	18.3%	$60.54	$14,036	$334,105	20.6%	$51.77	$5,568
Gross Operating Income	$1,273,314	30.8%	$98.23	$21,222	$1,387,203	30.2%	$99.72	$23,120	$402,281	24.7%	$62.33	$6,705
Fixed Expenses												
Real Estate/Personal Property Tax (F)	$70,000	1.7%	$5.40	$1,167	$70,000	1.5%	$5.03	$1,167	$26,622	1.6%	$4.12	$444
Insurance (G)	69,974	1.7%	5.40	1,166	69,974	1.5%	5.03	1,166	32,856	2.0%	5.09	548
Management Fees	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-
Total Fixed Expenses	$139,974	3.4%	$10.80	$2,333	$139,974	3.0%	$10.06	$2,333	$59,478	3.7%	$9.22	$991
Total Expenses	$3,002,746	72.6%	$231.66	$50,046	$3,344,003	72.8%	$240.39	$55,733	$1,282,833	78.9%	$198.77	$21,381
Net Operating Income	$1,133,340	27.4%	$87.44	$18,889	$1,247,229	27.2%	$89.66	$20,787	$342,803	21.1%	$53.11	$5,713
Replacement Reserve	-	-	-	-	-	-	-	-	-	-	-	-
Capital Improvements	-	-	-	-	-	-	-	-	-	-	-	-
Income After Reserves But Before Other Charges (B)	$1,133,340	27.4%	$87.44	$18,889	$1,247,229	27.2%	$89.66	$20,787	$342,803	21.1%	$53.11	$5,713

NOTES:

(A) Expense ratios represent percentage of total revenues, except departmental costs and expenses which are shown as the percent of department revenue.
(B) Other charges include interest, depreciation, amortization and income taxes.
(C) This history was constructed from compiled financial information provided by: Sea Pines Co. and believed to be complete.
(D) Building maintenance and utility expenses are estimated based on an allocation of the facilities management.
(F) Taxes have been estimated based on information provided by Sea Pines and the tax department.
(G) Estimated and allocated based on conversation and financial information provided by Sea Pines Accounting manager and CPA.

HARBOUR TOWN - INN AND CONFERENCE CENTER
HILTON HEAD, SOUTH CAROLINA
STATEMENT OF ESTIMATED ANNUAL OPERATIONS
60 Available Rooms

Subject Property

	$	%	$ Per Occupied Room	$ Per Available Room
Total Rooms Available	21,900			
Total Rooms Occupied	15,607			
% Occupancy		71.3%		
Average Daily Room Rate	$185.00			
Food & Beverage Sales Per Occupied Room	$9.50			
Convention Room Sales Per Occupied Room	$140.00			
Minor Operating Depts.	$0.00			
Rentals	$0.25			
Revenues:(A)				
Room Sales	$2,887,281	55.3%	$185.00	$48,121
Food & Beverage	148,266	2.8%	9.50	2,471
Conference Center	2,184,969	41.8%	140.00	36,416
Minor Operating Depts.	-	-	-	-
Rentals (Net)	2,000	0.00	0.13	33
Other	-	-	-	-
Total Revenues:	5,222,516	100.0%	334.63	87,042
Less Departmental Costs and Expenses: (B)				
Rooms	1,014,450	35.1%	65.00	16,908
Food & Beverage	148,266	100.0%	9.50	2,471
Conference Center	1,400,823	64.1%	89.76	23,347
Minor Operating Depts.	-	-	-	-
Rentals (Net)	-	-	-	-
Total Departmental Costs and Expenses:	2,563,539	49.1%	164.26	42,726
Total Oper. Dept. Income:	2,658,977	50.9%	170.37	44,316
Less Undistributed Costs and Expenses:				
Admin. & General	417,801	8.0%	26.77	6,963
Franchise Fees	-	-	-	-
Marketing	313,351	6.0%	20.08	5,223
Operating and Maint.	78,338	1.5%	5.02	1,306
Energy Costs	91,394	1.8%	5.86	1,523
Other	-	-	-	-
Total Undistributed Costs:	900,884	17.3%	57.72	15,015
Gross Operating Profit:	1,758,093	33.7%	112.65	29,302
Less Fixed Charges:				
Management Fees	156,675	3.0%	10.04	2,611
Real & Personal Taxes	94,000	1.8%	6.02	1,567
Insurance	111,000	2.1%	7.11	1,850
Reserves for Replacements	156,675	3.0%	10.04	2,611
Total Fixed Charges:	518,351	9.9%	33.21	8,639
Income Before Other Fixed Charges: (C)	$1,239,742	23.7%	$79.44	$20,662

NOTES:
(A) Departmental expense ratios shown as a percentage of respective department's revenues.
(B) Income before deducting depreciation, rent, interest, amortization and income taxes.
(C) Income before deducting depreciation, rent, interest, amortization, income taxes and any guaranteed/preference payments to owners.

SOURCE: Compiled by Hotel & Club Associates, Inc.

Analysis of Revenue

Revenue sources for hotels typically include room sales, food and beverage, telephone, minor operated departments, rentals and other income. Conference center income includes such items as audio/visual rental, catering, and room rental.

Rooms Revenue

There are two major factors to estimate when considering the room's revenue for the income statement: the average daily room rate, and a projection of the occupancy curve for the facility. Various features of a particular hotel affect the rate and occupancy level that can be achieved. These include proximity to local demand generators, rate structure in relation to the competitive market, seasonality, supply of competitive properties, and the different hotel amenities that are offered.

Occupancy Rate

As discussed in the Trends section of this report, we have estimated the projected room occupancy for the anticipated holding period. We have also identified the competitive supply in the market and related their operating statistics to the subject property. Based on our estimate of penetration levels within each demand segment, we have estimated that the subject property will attain a 64.9% occupancy rate in Year 1. This estimate of occupancy is based on the information of occupancy levels in the competitive market over the last several years.

Average Daily Rate

As discussed in the Trends section, and for projection purposes, we believe the subject property will be able to obtain an estimated average daily rate of $185.00 in Year 1. Based on national trends for those hotels outlined in the market analysis section, we have projected an increase of 3.5% per year over the holding period.

Food and Beverage (F&B) Income

The food revenue category includes income derived from the sale of food and non-alcoholic beverages such as milk and soda. The beverage category covers the sale of beer, wine and other alcoholic beverages. The subject hotel offers a deluxe continental breakfast and an omelet bar only.

Analysis of Revenue

Revenue sources for hotels typically include room sales, food and beverage, telephone, minor operated departments, rentals and other income. Conference center income includes such items as audio/visual rental, catering, and room rental.

Rooms Revenue

There are two major factors to estimate when considering the room's revenue for the income statement: the average daily room rate, and a projection of the occupancy curve for the facility. Various features of a particular hotel affect the rate and occupancy level that can be achieved. These include proximity to local demand generators, rate structure in relation to the competitive market, seasonality, supply of competitive properties, and the different hotel amenities that are offered.

Occupancy Rate

As discussed in the Trends section of this report, we have estimated the projected room occupancy for the anticipated holding period. We have also identified the competitive supply in the market and related their operating statistics to the subject property. Based on our estimate of penetration levels within each demand segment, we have estimated that the subject property will attain a 64.9% occupancy rate in Year 1. This estimate of occupancy is based on the information of occupancy levels in the competitive market over the last several years.

Average Daily Rate

As discussed in the Trends section, and for projection purposes, we believe the subject property will be able to obtain an estimated average daily rate of $185.00 in Year 1. Based on national trends for those hotels outlined in the market analysis section, we have projected an increase of 3.5% per year over the holding period.

Food and Beverage (F&B) Income

The food revenue category includes income derived from the sale of food and non-alcoholic beverages such as milk and soda. The beverage category covers the sale of beer, wine and other alcoholic beverages. The subject hotel offers a deluxe continental breakfast and an omelet bar only.

Food and Beverage Income

	Comparables					Subject			
	A	B	C	D	HOST [A]	2001 [B]	2002 [C]	YTD [D]	At Stabilization
Ratio to Dept. Revenue	–	–	2.2%	31.1%	31.7%	2.4%	2.7%	3.73%	2.8%
$ Per Occupied Room	–	–	$2.81	$53.02	$99.25	$7.50	$8.91	$9.29	$9.50
$ Per Avail. Room/Yr.	–	–	$510	$15,481	$23,003	$1,619	$2,065	$999	$2,471

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

Conference Center Income

Conference Center Income

	Comparables					Subject			
	A	B	C	D	HOST [A]	2001 [B]	2002 [C]	YTD [D]	At Stabilization
Ratio to Dept. Revenue	–	–	–	–	–	42.6%	41.9%	39.5%	41.8%
$ Per Occupied Room	–	–	–	–	–	$136.06	$138.36	$99.41	$140.00
$ Per Avail. Room/Yr.	–	–	–	–	–	$29,393	$32,078	$10,693	$36,416

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The conference center income is mostly derived from the catering aspect of the business. There is some AV income and some meeting room rental income. Guests of the property staying overnight may use the conference center at no additional room charge, per the conference center manager.

Telephone Income

Telephone revenue consists of fees charged for the use of telephone services by guests and by others using facilities within the property. Telephone revenue includes income from local calls, long-distance calls, business communications, service charges and commissions from pay stations and coin boxes. It is noted that due to the accounting practices of the ownership, all of telephone revenue is included in other departments as an amenities charge, and is recorded in the other income department.

Rental and Other Income

Other Income includes revenue from vending machines, movie rental, amenities charge, and a number of other services provided by the hotel. The following table summarizes the rentals and other income generated from comparable hotels.

Other Income

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	0.3%	2.3%	0.6%	1.1%	12.9%	0.2%	0.0%	0.1%	0.0%
$ Per Occupied Room	$0.33	$3.74	$0.81	$1.85	$40.59	$0.58	$0.15	$0.23	$0.13
$ Per Avail. Room/Yr.	$60	$1,009	$148	$541	$9,406	$125	$35	$25	$33

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

Analysis of Operating Expenses

On a line-by-line basis, we have considered each expense category and estimated the appropriate level of expense for the subject. The following is a detailed explanation of each expense category.

Departmental Expenses

Departmental expenses consist of rooms, food and beverage, conference center, minor operated departments and rentals/other expenses. Each applicable category will be analyzed below.

Rooms

Consistent with itemization of expenses in the HOST Study, room's department expenses will include front desk and housekeeping salaries/wages/benefits, satellite/cable television fees, cleaning supplies, guest supplies, linens and uniforms, front desk supplies/postage, reservations expenses, travel agent commissions and other expenses attributed to the rooms operation. These department costs are somewhat, but not totally, occupancy sensitive.

Rooms Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	24.2%	19.3%	26.5%	21.9%	24.8%	34.1%	36.4%	42.4%	35.1%
$ Per Occupied Room	$26.28	$30.09	$31.61	$24.48	$41.90	$59.70	$66.45	$60.57	$65.00
$ Per Avail. Room/Yr.	$4,758	$8,116	$5,744	$7,148	$9,711	$12,898	$15,406	$6,515	$16,908

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The comparables indicate a rooms expense between $24.48 and $31.61 per occupied room. The HOST Report indicates $41.90 per occupied room night. On the basis of the subject history of $59.70, $66.45 and $60.57 per occupied room in the last two years and year-to-date, we have projected a rooms expense rate of $65.00 per occupied room.

Other Income

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	0.3%	2.3%	0.6%	1.1%	12.9%	0.2%	0.0%	0.1%	0.0%
$ Per Occupied Room	$0.33	$3.74	$0.81	$1.85	$40.59	$0.58	$0.15	$0.23	$0.13
$ Per Avail. Room/Yr.	$60	$1,009	$148	$541	$9,406	$125	$35	$25	$33

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

Analysis of Operating Expenses

On a line-by-line basis, we have considered each expense category and estimated the appropriate level of expense for the subject. The following is a detailed explanation of each expense category.

Departmental Expenses

Departmental expenses consist of rooms, food and beverage, conference center, minor operated departments and rentals/other expenses. Each applicable category will be analyzed below.

Rooms

Consistent with itemization of expenses in the HOST Study, room's department expenses will include front desk and housekeeping salaries/wages/benefits, satellite/cable television fees, cleaning supplies, guest supplies, linens and uniforms, front desk supplies/postage, reservations expenses, travel agent commissions and other expenses attributed to the rooms operation. These department costs are somewhat, but not totally, occupancy sensitive.

Rooms Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	24.2%	19.3%	26.5%	21.9%	24.8%	34.1%	36.4%	42.4%	35.1%
$ Per Occupied Room	$26.28	$30.09	$31.61	$24.48	$41.90	$59.70	$66.45	$60.57	$65.00
$ Per Avail. Room/Yr.	$4,758	$8,116	$5,744	$7,148	$9,711	$12,898	$15,406	$6,515	$16,908

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The comparables indicate a rooms expense between $24.48 and $31.61 per occupied room. The HOST Report indicates $41.90 per occupied room night. On the basis of the subject history of $59.70, $66.45 and $60.57 per occupied room in the last two years and year-to-date, we have projected a rooms expense rate of $65.00 per occupied room.

Food and Beverage Expenses

The food revenue category includes income derived from the sale of food and nonalcoholic beverages such as coffee, milk, tea and soft drinks. The beverage category covers the sale of beer, wine and other alcoholic beverages. The Inn offers a limited breakfast, a bar, mini-bar and room-service. Much of this expense and revenue is reflected in the Heritage Grill.

Food and Beverage Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	–	–	6.9%	79.8%	73.8%	70.0%	131.5%	122.6%	100.0%
$ Per Occupied Room	–	–	$0.19	$42.30	$73.28	$5.24	$11.71	$11.39	$9.50
$ Per Avail. Room/Yr.	–	–	$35	$12,350	$16,982	$1,133	$2,716	$1,225	$2,471

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

On the basis of the subject's food and beverage expenses of 70.0% and 131.5%, we have projected stabilized food and beverage expenses of 100.0% of food and beverage revenues. We have projected expenses declining to market typical levels from 120.0% in Year 1, 110.0% in Year 2 and then 100.0% thereafter.

Conference Center Expenses

Conference Center Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	–	–	–	–	–	66.7%	66.2%	66.2%	64.1%
$ Per Occupied Room	–	–	–	–	–	$90.69	$91.62	$65.83	$89.76
$ Per Avail. Room/Yr.	–	–	–	–	–	$19,592	$21,243	$7,081	$23,347

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The comparables do not indicate conference center income or expenses. Based on the history of the subject, we have projected meeting room revenue for the subject at $140.00 per occupied room night, or about 41.8% of total revenue, which is similar to the last three years of conference center income. Conference center expense per occupied room has been $90.69 and $91.62 in the last two years, and the year-to-date amount per room is $65.83. Based on this historical information we have projected an expense of 64.1% of Conference Center income.

Telephone Expenses

As no telephone revenue has been forecast, no expense estimate is required.

Rentals and Other Expenses

This expense has been included other departments.

Other Expenses

Historically other income for the subject property has had no other expenses.

Undistributed Operating Expenses

Undistributed operating expenses consist of administrative and general, marketing, energy, property operation/maintenance, and franchise fees. Each of these categories will be analyzed in the following paragraphs.

Administrative and General

Administrative and general expenses include items such as the salaries/wages/benefits for the general manager and other administrative persons, accounting and legal expenses, bad debt and bank charges, credit card commissions, permits and licenses, office equipment/service/ supplies, postage, security charges and travel/entertainment. Based upon the subject's location within the Sea Pines Resort, accounting practices of ownership have an allocated portion of the overall administrative and general management for the Inn and Conference Center.

Administrative and General Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	7.6%	10.5%	10.8%	10.4%	7.3%	9.4%	8.6%	9.5%	8.0%
$ Per Occupied Room	$8.38	$16.88	$13.67	$17.70	$22.87	$30.01	$28.54	$23.99	$26.77
$ Per Avail. Room/Yr.	$1,516	$4,554	$2,485	$5,168	$5,300	$6,483	$6,617	$2,581	$6,963

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The comparables indicate administrative and general expenses between 7.6% and 10.8% of total revenue. On the basis of this subject history of 9.4% and 8.6% in the last two years and the year-to-date percentage of 9.5%, we will forecast a general and administrative expense of 8.0% of total revenue, or $6,963 per available room night per year, which is similar to 2001 and 2002 at $6,483 abd $6,617 respectively.

Telephone Expenses

As no telephone revenue has been forecast, no expense estimate is required.

Rentals and Other Expenses

This expense has been included other departments.

Other Expenses

Historically other income for the subject property has had no other expenses.

Undistributed Operating Expenses

Undistributed operating expenses consist of administrative and general, marketing, energy, property operation/maintenance, and franchise fees. Each of these categories will be analyzed in the following paragraphs.

Administrative and General

Administrative and general expenses include items such as the salaries/wages/benefits for the general manager and other administrative persons, accounting and legal expenses, bad debt and bank charges, credit card commissions, permits and licenses, office equipment/service/ supplies, postage, security charges and travel/entertainment. Based upon the subject's location within the Sea Pines Resort, accounting practices of ownership have an allocated portion of the overall administrative and general management for the Inn and Conference Center.

Administrative and General Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	7.6%	10.5%	10.8%	10.4%	7.3%	9.4%	8.6%	9.5%	8.0%
$ Per Occupied Room	$8.38	$16.88	$13.67	$17.70	$22.87	$30.01	$28.54	$23.99	$26.77
$ Per Avail. Room/Yr.	$1,516	$4,554	$2,485	$5,168	$5,300	$6,483	$6,617	$2,581	$6,963

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The comparables indicate administrative and general expenses between 7.6% and 10.8% of total revenue. On the basis of this subject history of 9.4% and 8.6% in the last two years and the year-to-date percentage of 9.5%, we will forecast a general and administrative expense of 8.0% of total revenue, or $6,963 per available room night per year, which is similar to 2001 and 2002 at $6,483 abd $6,617 respectively.

Franchise Expense

The property is not chain-affiliated, and therefore pays no franchise fees.

Marketing

Marketing expenses include a broad spectrum of advertising and promotional expenses. These include salaries for a sales and reservation staff, marketing employee benefits, media advertising, outdoor advertising, promotional expenses, directories, travel and entertainment, dues and subscriptions, yellow pages advertising, printing and stationery, telephone, postage and other smaller items.

Marketing Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	2.4%	5.4%	4.3%	6.7%	6.1%	7.7%	6.7%	6.7%	6.0%
$ Per Occupied Room	$2.69	$8.66	$5.40	$11.34	$19.25	$24.73	$22.21	$16.91	$20.08
$ Per Avail. Room/Yr.	$487	$2,337	$982	$3,312	$4,462	$5,342	$5,150	$1,819	$5,223

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The comparable expenses range from 2.4% to a high of 6.7%. As the subject operates as an independent hotel but under the Harbour Town umbrella, we have forecast a total marketing expense of 6.0% of total revenues, or $5,223 per available room, which is similar to the subject's history of $5,342 in 2001 and $5,150 in 2002.

Property Operation and Maintenance

Portions of the costs within this category are fixed and represent salaries, wages and related expenses. They also include fixed maintenance costs related to the operations of public areas within the property.

Operation and Maintenance Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	1.9%	4.1%	8.2%	3.9%	4.8%	1.5%	1.3%	1.9%	1.5%
$ Per Occupied Room	$2.06	$6.65	$10.37	$6.64	$10.78	$4.89	$4.41	$4.76	$5.02
$ Per Avail. Room/Yr.	$373	$1,793	$1,885	$1,939	$2,499	$1,057	$1,022	$512	$1,306

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The comparables exhibit maintenance costs ranging between 1.9% and 8.2%, while the HOST Report indicated 4.8% of total revenues. Considering the subject property is new and in good condition, we

condition, we have forecast a total marketing operations and maintenance expense of 1.5% of total revenue, which is similar to the subject's 2001 and 2002 historical date of 1.5% and 1.3%, respectively.

Energy Costs

Energy expenses consist of electric, water and sewer service and other fuel charges.

Energy Expenses

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	4.6%	4.0%	4.1%	4.6%	3.4%	1.8%	1.6%	2.4%	1.75%
$ Per Occupied Room	$5.11	$6.48	$5.23	$7.86	$15.08	$5.59	$5.38	$6.10	$5.86
$ Per Avail. Room/Yr.	$925	$1,747	$950	$2,295	$3,496	$1,208	$1,246	$657	$1,523

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

Energy costs have ranged between 4.0% and 4.6% of total revenues at the comparable hotels. In light of the facts of recent increases in the cost of energy nationwide, that the property is new and has state of the art energy systems, we have forecast energy at 1.75% of total revenue, or $1,523 per available room, which, while the expense is a lower percentage than at the comparable hotels, is consistent with the subject's historical operations.

Fixed Charges

The fixed expenses category includes real estate and personal property taxes, insurance premiums, management fees, replacement reserves and capital improvements.

Management Fees

In the hotel management industry, a management fee of 2.0% to 5.0% of total revenues is typical It is noted that based upon the subject's location within Harbour Town and the accounting practices of ownership, a portion of the overall management for the Inn is included in the A&G expense category.

Management Fees

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	5.0%	4.3%	5.8%	3.2%	2.8%	--	--	--	3.0%
$ Per Occupied Room	$5.50	$6.97	$7.37	$5.41	$8.80	--	--	--	$10.04
$ Per Avail. Room/Yr.	$996	$1,881	$1,339	$1,580	$2,040	--	--	--	$2,611

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

condition, we have forecast a total marketing operations and maintenance expense of 1.5% of total revenue, which is similar to the subject's 2001 and 2002 historical date of 1.5% and 1.3%, respectively.

Energy Costs

Energy expenses consist of electric, water and sewer service and other fuel charges.

Energy Expenses

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	4.6%	4.0%	4.1%	4.6%	3.4%	1.8%	1.6%	2.4%	1.75%
$ Per Occupied Room	$5.11	$6.48	$5.23	$7.86	$15.08	$5.59	$5.38	$6.10	$5.86
$ Per Avail. Room/Yr.	$925	$1,747	$950	$2,295	$3,496	$1,208	$1,246	$657	$1,523

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

Energy costs have ranged between 4.0% and 4.6% of total revenues at the comparable hotels. In light of the facts of recent increases in the cost of energy nationwide, that the property is new and has state of the art energy systems, we have forecast energy at 1.75% of total revenue, or $1,523 per available room, which, while the expense is a lower percentage than at the comparable hotels, is consistent with the subject's historical operations.

Fixed Charges

The fixed expenses category includes real estate and personal property taxes, insurance premiums, management fees, replacement reserves and capital improvements.

Management Fees

In the hotel management industry, a management fee of 2.0% to 5.0% of total revenues is typical It is noted that based upon the subject's location within Harbour Town and the accounting practices of ownership, a portion of the overall management for the Inn is included in the A&G expense category.

Management Fees

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	5.0%	4.3%	5.8%	3.2%	2.8%	--	--	--	3.0%
$ Per Occupied Room	$5.50	$6.97	$7.37	$5.41	$8.80	--	--	--	$10.04
$ Per Avail. Room/Yr.	$996	$1,881	$1,339	$1,580	$2,040	--	--	--	$2,611

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

Recognizing the market in which the facility operates, we have projected 3.0% of total revenues as a reasonable market oriented management fee. This reflects the need for professional but adaptable management for a resort hotel and conference property like Harbour Town.

Real Estate/Personal Property Taxes

With the help of the accounting staff at Sea Pines and the Beaufort County Tax Assessor's office we have attempted to segregate the various taxes. Based on information in the Real Estate Assessment and Taxes section of this report, the subject's real estate tax and personal property liability is projected at $94,000 for the first year.

Insurance

Insurance expenses included under fixed charges represent insurance premiums paid for property and casualty insurance.

Insurance Expense

	Comparables					Subject			
	A	B	C	D	HOST (A)	2001 (B)	2002 (C)	YTD (D)	At Stabilization
Ratio to Dept. Revenue	2.5%	1.4%	1.7%	0.8%	7.0%	1.7%	1.5%	2.0%	2.1%
$ Per Occupied Room	$2.73	$2.28	$2.16	$1.39	$2.27	$5.40	$5.03	$5.09	$7.11
$ Per Avail. Room/Yr.	$495	$615	$392	$405	$527	$1,166	$1,166	$548	$1,850

(A) The 2002 HOST Study.
(B) Income and expenses from November 1, 2000 through October 31, 2001.
(C) Income and expenses from November 1, 2001 through October 31, 2002.
(D) Income and expenses from November 1, 2002 through June 9, 2003.
Source: Hotel and Club Associates, Inc.

The expense comparables show a range from $392 to $615 per room. Insurance costs have increased sharply over the last year or two. The subject's insurance costs have been approximately $1,166 in 2001 and 2002, based on the Sea Pines accounting office segregated expenses. Considering the subject's location on a barrier island, we have therefore forecast an insurance expense at $1,850 per room or about $111,000 per year for the Inn and Conference Center.

FF & E Reserves:

An expensive component of the operation of a property such as the subject is the maintenance of quality case goods, public area furnishings, and meeting room equipment. Since the property is in good condition we have used a replacement reserve of 3.0% of total revenue in Year 1 and throughout the projection period. We believe most respondents in this segment actually do reserve, however, based upon our experience, this has rarely been enough to cover needed replacements.

Statement of Estimated Annual Operating Results

Cash Flow Projection – As Is

The preceding subject income and expense statement is projected forward for the holding period. Income and occupancy is anticipated to increase as explained in the room income section of the Income Approach. The increases have been estimated based on the supply and demand for lodging in the local market, and the results of our survey of the competitive market. Other income increases have been estimated at 3.5% annually as indicated by the expectation of respondents to the investment surveys. The 3.0% annual expense growth rate is also based on the various investor surveys.

Hospitality properties typically reflect higher discount rates than typical investment real estate such as office buildings, shopping centers, apartment complexes, etc. This is due to the uncertainty relative to the economic life of the hospitality facility. Some hotel properties do not last very long, while other succeed for decades. Investors realize that the economic life of a facility may very well not be what they expect, and they recognize the uncertainty as a higher risk factor requiring a higher yield on investment. Hospitality properties are subject to constant changes in customer tastes and require significant expenditures to continually update. Given such continually changing tastes, investors recognize the higher risk level, which translates into an appropriately higher discount rate than other forms of investment real estate.

Various real estate research groups have based the selection of an appropriate discount rate on the results of surveys of investment criteria published. We conclude that currently an investor in the hospitality market for a resort hotel and conference center would have a required discount rate of approximately 13.0% to 15.0%. The various surveys indicate an approximately seven-year holding period as being typical. The subject income and expense projections and discounted cash flows are shown next.

HARBOUR TOWN - INN AND CONFERENCE CENTER
HILTON HEAD, SOUTH CAROLINA
STATEMENT OF ESTIMATED ANNUAL OPERATIONS
60 Available Rooms

Percentage of Occupancy and Average Daily Rate	64.9%	YEAR 1 AT	$185.00	68.7%	YEAR 2 AT	$191.48	71.3%	YEAR 3 AT	$198.18	71.3%	YEAR 4 AT	$205.11
	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room
Food & Beverage Sales Per Occupied Room	$9.50			$9.79			$10.08			$10.38		
Convention Room Sales Per Occupied Room	$140.00			$144.20			$148.53			$152.98		
Minor Operating Depts.	$0.00			$0.00			$0.00			$0.00		
Rentals	$0.25			$0.26			$0.27			$0.27		
Revenues:(A)												
Room Sales	$2,627,496	55.3%	$43,792	$2,879,609	55.4%	$47,993	$3,092,928	55.5%	$51,549	$3,201,180	55.6%	$53,353
Food & Beverage	134,925	2.8%	2,249	147,157	2.8%	2,453	157,295	2.8%	2,622	162,014	2.8%	2,700
Conference Center	1,988,376	41.8%	33,140	2,168,636	41.7%	36,144	2,318,034	41.6%	38,634	2,387,575	41.5%	39,793
Minor Operating Depts.	-	-	-	0	0.0%	0	0	0.0%	0	0	0.0%	0
Rentals (Net)	2,000	0.04%	33	2,060	0.04%	34	2,122	0.04%	35	2,185	0.04%	36
Other	-	-	-	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Revenues:	4,752,797	100.0%	79,213	5,197,463	100.0%	86,624	5,570,378	100.0%	92,840	5,752,954	100.0%	95,883
Less Departmental Costs and Expenses: (B)												
Rooms	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386
Food & Beverage	161,911	120.0%	2,699	161,873	110.0%	2,698	157,295	100.0%	2,622	162,014	100.0%	2,700
Conference Center	1,274,783	64.1%	21,246	1,390,351	64.1%	23,173	1,486,133	64.1%	24,769	1,530,717	64.1%	25,512
Minor Operating Depts.	-	-	-	-	-	-	-	-	-	-	-	-
Rentals (Net)	-	-	-	-	-	-	-	-	-	-	-	-
Total Departmental Costs:	2,359,868	49.7%	39,331	2,475,399	47.6%	41,257	2,566,602	46.1%	42,777	2,615,905	45.5%	43,598
Total Operating Departmental Income:	2,392,929	50.3%	39,882	2,722,064	52.4%	45,368	3,003,776	53.9%	50,063	3,137,049	54.5%	52,284
Less Undistributed Costs:												
Admin. & General	380,224	8.0%	6,337	415,797	8.0%	6,930	445,630	8.0%	7,427	460,236	8.0%	7,671
Franchise Fees	-	-	-	-	-	-	-	-	-	-	-	-
Marketing	285,168	6.0%	4,753	311,848	6.0%	5,197	334,223	6.0%	5,570	345,177	6.0%	5,753
Operating and Maint.	71,292	1.5%	1,188	77,962	1.5%	1,299	83,556	1.5%	1,393	86,294	1.5%	1,438
Energy Costs	83,174	1.8%	1,386	90,956	1.8%	1,516	97,482	1.8%	1,625	100,677	1.8%	1,678
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Undistributed Costs:	819,858	17.3%	13,664	896,562	17.3%	14,943	960,890	17.3%	16,015	992,385	17.3%	16,540
Gross Operating Profit:	1,573,072	33.1%	26,218	1,825,502	35.1%	30,425	2,042,886	36.7%	34,048	2,144,665	37.3%	35,744
Less Fixed Charges:												
Management Fees	142,584	3.0%	2,376	155,924	3.0%	2,599	167,111	3.0%	2,785	172,589	3.0%	2,876
Real & Personal Taxes	94,000	2.0%	1,567	96,820	1.9%	1,614	99,725	1.8%	1,662	102,716	1.8%	1,712
Insurance	111,000	2.3%	1,850	114,330	2.2%	1,906	114,330	2.1%	1,906	114,330	2.0%	1,906
Reserves for Replacements	142,584	3.0%	2,376	155,924	3.0%	2,599	167,111	3.0%	2,785	172,589	3.0%	2,876
Total Fixed Charges:	490,168	10.3%	8,169	522,998	10.1%	8,717	548,277	9.8%	9,138	562,224	9.8%	9,370
Income Before Other Fixed Charges (C):	$1,082,904	22.8%	$18,046	$1,302,504	25.1%	$21,708	$1,494,608	26.8%	$24,910	$1,582,441	27.5%	$26,374

NOTES:
(A) Estimates based on discussions with the management and financial history of operations.
(B) Each departmental expense ratio is based on the department's estimated revenues.
(C) Income before deducting depreciation, rent, interest, amortization, income taxes and any guaranteed/preference payments to owners.

SOURCE: Hotel & Club Associates, Inc.

HARBOUR TOWN - INN AND CONFERENCE CENTER
HILTON HEAD, SOUTH CAROLINA
STATEMENT OF ESTIMATED ANNUAL OPERATIONS
60 Available Rooms

Percentage of Occupancy and Average Daily Rate	71.3%	YEAR 5 AT	$212.29	71.3%	YEAR 6 AT	$219.72	71.3%	YEAR 7 AT	$227.41	71.3%	YEAR 8 AT	$235.37
	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room
Food & Beverage Sales Per Occupied Room	$10.69			$11.01			$11.34			$11.68		
Convention Room Sales Per Occupied Roor	$157.57			$162.30			$167.17			$172.18		
Minor Operating Depts.	$0.00			$0.00			$0.00			$0.00		
Rentals	$0.28			$0.29			$0.30			$0.31		
Revenues:(A)												
Room Sales	$3,313,221	55.8%	$55,220	$3,429,184	55.9%	$57,153	$3,549,205	56.0%	$59,153	$3,673,428	56.1%	$61,224
Food & Beverage	166,874	2.8%	2,781	171,881	2.8%	2,865	177,037	2.8%	2,951	182,348	2.8%	3,039
Conference Center	2,459,202	41.4%	40,987	2,532,978	41.3%	42,216	2,608,968	41.2%	43,483	2,687,237	41.1%	44,787
Minor Operating Depts.	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Rentals (Net)	2,251	0.04%	38	2,319	0.04%	39	2,388	0.04%	40	2,460	0.04%	41
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Revenues:	5,941,549	100.0%	99,026	6,136,362	100.0%	102,273	6,337,598	100.0%	105,627	6,545,472	100.0%	109,091
Less Departmental Costs and Expenses: (B)												
Rooms	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386
Food & Beverage	166,874	100.0%	2,781	171,881	100.0%	2,865	177,037	100.0%	2,951	182,348	100.0%	3,039
Conference Center	1,576,638	64.1%	26,277	1,623,938	64.1%	27,066	1,672,656	64.1%	27,878	1,722,835	64.1%	28,714
Minor Operating Depts.	-	-	-	-	-	-	-	-	-	-	-	-
Rentals (Net)	-	-	-	-	-	-	-	-	-	-	-	-
Total Departmental Costs:	2,666,687	44.9%	44,445	2,718,993	44.3%	45,317	2,772,867	43.8%	46,214	2,828,358	43.2%	47,139
Total Operating Departmental Income:	3,274,862	55.1%	54,581	3,417,369	55.7%	56,956	3,564,731	56.2%	59,412	3,717,114	56.8%	61,952
Less Undistributed Costs:												
Admin. & General	475,324	8.0%	7,922	490,909	8.0%	8,182	507,008	8.0%	8,450	523,638	8.0%	8,727
Franchise Fees	-	-	-	-	-	-	-	-	-	-	-	-
Marketing	356,493	6.0%	5,942	368,182	6.0%	6,136	380,256	6.0%	6,338	392,728	6.0%	6,545
Operating and Maint.	89,123	1.5%	1,485	92,045	1.5%	1,534	95,064	1.5%	1,584	98,182	1.5%	1,636
Energy Costs	103,977	1.8%	1,733	107,386	1.8%	1,790	110,908	1.8%	1,848	114,546	1.8%	1,909
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Undistributed Costs:	1,024,917	17.3%	17,082	1,058,522	17.3%	17,642	1,093,236	17.3%	18,221	1,129,094	17.3%	18,818
Gross Operating Profit:	2,249,945	37.9%	37,499	2,358,847	38.4%	39,314	2,471,496	39.0%	41,192	2,588,020	39.5%	43,134
Less Fixed Charges:												
Management Fees	178,246	3.0%	2,971	184,091	3.0%	3,068	190,128	3.0%	3,169	196,364	3.0%	3,273
Real & Personal Taxes	105,798	1.8%	1,763	108,972	1.8%	1,816	112,241	1.8%	1,871	115,608	1.8%	1,927
Insurance	114,330	1.9%	1,906	114,330	1.9%	1,906	114,330	1.8%	1,906	114,330	1.7%	1,906
Reserves for Replacements	178,246	3.0%	2,971	184,091	3.0%	3,068	190,128	3.0%	3,169	196,364	3.0%	3,273
Total Fixed Charges:	576,621	9.7%	9,610	591,483	9.6%	9,858	606,827	9.6%	10,114	622,666	9.5%	10,378
Income Before Other Fixed Charges (C):	$1,673,324	28.2%	$27,889	$1,767,363	28.8%	$29,456	$1,864,669	29.4%	$31,078	$1,965,354	30.0%	$32,756

NOTES:

(A) Estimates based on discussions with the management and financial history of operations.
(B) Each departmental expense ratio is based on the department's estimated revenues.
(C) Income before deducting depreciation, rent, interest, amortization, income taxes and any guaranteed/preference payments to owners.

SOURCE: Hotel & Club Associates, Inc.

HARBOUR TOWN - INN AND CONFERENCE CENTER
HILTON HEAD, SOUTH CAROLINA
STATEMENT OF ESTIMATED ANNUAL OPERATIONS
60 Available Rooms

Percentage of Occupancy and Average Daily Rate	71.3%	YEAR 5 AT	$212.29	71.3%	YEAR 6 AT	$219.72	71.3%	YEAR 7 AT	$227.41	71.3%	YEAR 8 AT	$235.37
	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room
Food & Beverage Sales Per Occupied Room	$10.69			$11.01			$11.34			$11.68		
Convention Room Sales Per Occupied Room	$157.57			$162.30			$167.17			$172.18		
Minor Operating Depts.	$0.00			$0.00			$0.00			$0.00		
Rentals	$0.28			$0.29			$0.30			$0.31		
Revenues:(A)												
Room Sales	$3,313,221	55.8%	$55,220	$3,429,184	55.9%	$57,153	$3,549,205	56.0%	$59,153	$3,673,428	56.1%	$61,224
Food & Beverage	166,874	2.8%	2,781	171,881	2.8%	2,865	177,037	2.8%	2,951	182,348	2.8%	3,039
Conference Center	2,459,202	41.4%	40,987	2,532,978	41.3%	42,216	2,608,968	41.2%	43,483	2,687,237	41.1%	44,787
Minor Operating Depts.	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Rentals (Net)	2,251	0.04%	38	2,319	0.04%	39	2,388	0.04%	40	2,460	0.04%	41
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Revenues:	5,941,549	100.0%	99,026	6,136,362	100.0%	102,273	6,337,598	100.0%	105,627	6,545,472	100.0%	109,091
Less Departmental Costs and Expenses: (B)												
Rooms	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386
Food & Beverage	166,874	100.0%	2,781	171,881	100.0%	2,865	177,037	100.0%	2,951	182,348	100.0%	3,039
Conference Center	1,576,638	64.1%	26,277	1,623,938	64.1%	27,066	1,672,656	64.1%	27,878	1,722,835	64.1%	28,714
Minor Operating Depts.	-	-	-	-	-	-	-	-	-	-	-	-
Rentals (Net)	-	-	-	-	-	-	-	-	-	-	-	-
Total Departmental Costs:	2,666,687	44.9%	44,445	2,718,993	44.3%	45,317	2,772,867	43.8%	46,214	2,828,358	43.2%	47,139
Total Operating Departmental Income:	3,274,862	55.1%	54,581	3,417,369	55.7%	56,956	3,564,731	56.2%	59,412	3,717,114	56.8%	61,952
Less Undistributed Costs:												
Admin. & General	475,324	8.0%	7,922	490,909	8.0%	8,182	507,008	8.0%	8,450	523,638	8.0%	8,727
Franchise Fees	-	-	-	-	-	-	-	-	-	-	-	-
Marketing	356,493	6.0%	5,942	368,182	6.0%	6,136	380,256	6.0%	6,338	392,728	6.0%	6,545
Operating and Maint.	89,123	1.5%	1,485	92,045	1.5%	1,534	95,064	1.5%	1,584	98,182	1.5%	1,636
Energy Costs	103,977	1.8%	1,733	107,386	1.8%	1,790	110,908	1.8%	1,848	114,546	1.8%	1,909
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Undistributed Costs:	1,024,917	17.3%	17,082	1,058,522	17.3%	17,642	1,093,236	17.3%	18,221	1,129,094	17.3%	18,818
Gross Operating Profit:	2,249,945	37.9%	37,499	2,358,847	38.4%	39,314	2,471,496	39.0%	41,192	2,588,020	39.5%	43,134
Less Fixed Charges:												
Management Fees	178,246	3.0%	2,971	184,091	3.0%	3,068	190,128	3.0%	3,169	196,364	3.0%	3,273
Real & Personal Taxes	105,798	1.8%	1,763	108,972	1.8%	1,816	112,241	1.8%	1,871	115,608	1.8%	1,927
Insurance	114,330	1.9%	1,906	114,330	1.9%	1,906	114,330	1.8%	1,906	114,330	1.7%	1,906
Reserves for Replacements	178,246	3.0%	2,971	184,091	3.0%	3,068	190,128	3.0%	3,169	196,364	3.0%	3,273
Total Fixed Charges:	576,621	9.7%	9,610	591,483	9.6%	9,858	608,827	9.6%	10,114	622,666	9.5%	10,378
Income Before Other Fixed Charges (C):	$1,673,324	28.2%	$27,889	$1,767,363	28.8%	$29,456	$1,864,669	29.4%	$31,078	$1,965,354	30.0%	$32,756

NOTES:
(A) Estimates based on discussions with the management and financial history of operations.
(B) Each departmental expense ratio is based on the department's estimated revenues.
(C) Income before deducting depreciation, rent, interest, amortization,
income taxes and any guaranteed/preference payments to owners.

SOURCE: Hotel & Club Associates, Inc.

"As Is"

DISCOUNTED CASH FLOW @ 13.0%

Year	Annual Cash Flow		Discount Factor		Present Value
1	$1,082,904	x	0.884956	=	$958,322
2	1,302,504	x	0.783147	=	1,020,052
3	1,494,608	x	0.693050	=	1,035,839
4	1,582,441	x	0.613319	=	970,541
5	1,673,324	x	0.542760	=	908,213
6	1,767,363	x	0.480319	=	848,897
7	1,864,669	x	0.425061	=	792,597
8	1,965,354				
	Net Present Value			=	$6,534,461
	Plus Reversion			=	7,366,662
	Indicated Value			=	$13,901,122

Calculation of Reversion

8th Year Cash Flow	1,965,354
Capitalized @	11.0%
Resale Price	17,866,854
Less: 3% Selling Costs	536,006
Reversion	17,330,849
Times 7th Year Disc. Factor	0.425061
Present Value of Reversion	$7,366,662

DISCOUNTED CASH FLOW @ 14.0%

Year	Annual Cash Flow		Discount Factor		Present Value
1	$1,082,904	x	0.877193	=	$949,916
2	1,302,504	x	0.769468	=	1,002,234
3	1,494,608	x	0.674972	=	1,008,818
4	1,582,441	x	0.592080	=	936,932
5	1,673,324	x	0.519369	=	869,072
6	1,767,363	x	0.455587	=	805,187
7	1,864,669	x	0.399637	=	745,191
8	1,965,354				
	Net Present Value			=	$6,317,351
	Plus Reversion			=	6,926,054
	Indicated Value			=	$13,243,404

Calculation of Reversion

8th Year Cash Flow	1,965,354
Capitalized @	11.0%
Resale Price	17,866,854
Less: 3% Selling Costs	536,006
Reversion	17,330,849
Times 7th Year Disc. Factor	0.399637
Present Value of Reversion	$6,926,054

DISCOUNTED CASH FLOW @ 15.0%

Year	Annual Cash Flow		Discount Factor		Present Value
1	$1,082,904	x	0.869565	=	$941,656
2	1,302,504	x	0.756144	=	984,880
3	1,494,608	x	0.657516	=	982,729
4	1,582,441	x	0.571753	=	904,766
5	1,673,324	x	0.497177	=	831,938
6	1,767,363	x	0.432328	=	764,080
7	1,864,669	x	0.375937	=	700,998
8	1,965,354				
	Net Present Value			=	$6,111,046
	Plus Reversion			=	6,515,308
	Indicated Value			=	$12,626,354

Calculation of Reversion

8th Year Cash Flow	1,965,354
Capitalized @	11.0%
Resale Price	17,866,854
Less: 3% Selling Costs	536,006
Reversion	17,330,849
Times 7th Year Disc. Factor	0.375937
Present Value of Reversion	$6,515,308

Source: Hotel and Club Associates Inc.

In addition to discounting the net income stream, the reversionary value of the end of the holding period is also discounted. By the 7th year, the property will have operated on a stabilized basis for several years. Consequently, capitalizing the estimated 8th year income at an appropriate overall capitalization rate can approximate its value. Based on the investment surveys, as shown on the facing page, we have selected a terminal overall capitalization rate of 11.0%, to approximate a reversionary value of $17,348,510. The calculation of the reversion is shown as follows:

Calculation of Reversionary Value

8th Year Net Operating Income	$1,965,354
Divided by Terminal Capitalization Rate	÷ .11
	$17,866,854
Less Estimate of Sales Costs (3%)	536,006
Estimated Reversionary Value	$17,330,849

The results of this discounted cash flow analysis indicates a range of values as follows:

	13.0%	14.0%	15.0%
Indicated "As Is" Value by Discounted Cash Flow:	$13,901,122	$13,243,404	$12,626,354

The central discount rate of 14.0% is considered to most accurately indicate the subject value "as is." Therefore, the "as is" subject value is best estimated at $13,243,404, rounded to $13,200,000.

Cash Flow Projection – "At Stabilization"

Based on the same methodology as the "as is" analysis, we project the subject hotel to stabilize by year three. The income and expense projections and discounted cash flows for the "at stabilization" value are shown next.

HARBOUR TOWN - INN AND CONFERENCE CENTER
HILTON HEAD, SOUTH CAROLINA
STATEMENT OF ESTIMATED ANNUAL OPERATIONS
60 Available Rooms

Percentage of Occupancy and Average Daily Rate	YEAR 1 71.3% Amount	AT Ratio	$198.18 Amount /Room	YEAR 2 71.3% Amount	AT Ratio	$205.11 Amount /Room	YEAR 3 71.3% Amount	AT Ratio	$212.29 Amount /Room	YEAR 4 71.3% Amount	AT Ratio	$219.72 Amount /Room
Food & Beverage Sales Per Occupied Room	$10.08			$10.38			$10.69			$11.01		
Convention Room Sales Per Occupied Room	$148.53			$152.98			$157.57			$162.30		
Minor Operating Depts.	$0.00			$0.00			$0.00			$0.00		
Rentals	$0.27			$0.27			$0.28			$0.29		
Revenues:(A)												
Room Sales	$3,092,928	55.5%	$51,549	$3,201,180	55.6%	$53,353	$3,313,221	55.8%	$55,220	$3,429,184	55.9%	$57,153
Food & Beverage	157,295	2.8%	2,622	162,014	2.8%	2,700	166,874	2.8%	2,781	171,881	2.8%	2,865
Conference Center	2,318,034	41.6%	38,634	2,387,575	41.5%	39,793	2,459,202	41.4%	40,987	2,532,978	41.3%	42,216
Minor Operating Depts.	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Rentals (Net)	2,122	0.04%	35	2,185	0.04%	36	2,251	0.04%	38	2,319	0.04%	39
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Revenues:	5,570,378	100.0%	92,840	5,752,954	100.0%	95,883	5,941,549	100.0%	99,026	6,136,362	100.0%	102,273
Less Departmental Costs and Expenses: (B)												
Rooms	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386
Food & Beverage	157,295	100.0%	2,622	162,014	100.0%	2,700	166,874	100.0%	2,781	171,881	100.0%	2,865
Conference Center	1,486,133	64.1%	24,769	1,530,717	64.1%	25,512	1,576,638	64.1%	26,277	1,623,938	64.1%	27,066
Minor Operating Depts.	-	-	-	-	-	-	-	-	-	-	-	-
Rentals (Net)	-	-	-	-	-	-	-	-	-	-	-	-
Total Departmental Costs:	2,566,602	46.1%	42,777	2,615,905	45.5%	43,598	2,666,687	44.9%	44,445	2,718,993	44.3%	45,317
Total Operating Departmental Income:	3,003,776	53.9%	50,063	3,137,049	54.5%	52,284	3,274,862	55.1%	54,581	3,417,369	55.7%	56,956
Less Undistributed Costs:												
Admin. & General	445,630	8.0%	7,427	460,236	8.0%	7,671	475,324	8.0%	7,922	490,909	8.0%	8,182
Franchise Fees	-	-	-	-	-	-	-	-	-	-	-	-
Marketing	334,223	6.0%	5,570	345,177	6.0%	5,753	356,493	6.0%	5,942	368,182	6.0%	6,136
Operating and Maint.	83,556	1.5%	1,393	86,294	1.5%	1,438	89,123	1.5%	1,485	92,045	1.5%	1,534
Energy Costs	97,482	1.8%	1,625	100,677	1.8%	1,678	103,977	1.8%	1,733	107,386	1.8%	1,790
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Undistributed Costs:	960,890	17.3%	16,015	992,385	17.3%	16,540	1,024,917	17.3%	17,082	1,058,522	17.3%	17,642
Gross Operating Profit:	2,042,886	36.7%	34,048	2,144,665	37.3%	35,744	2,249,945	37.9%	37,499	2,358,847	38.4%	39,314
Less Fixed Charges:												
Management Fees	167,111	3.0%	2,785	172,589	3.0%	2,876	178,246	3.0%	2,971	184,091	3.0%	3,068
Real & Personal Taxes	99,725	1.8%	1,662	102,718	1.8%	1,712	105,798	1.8%	1,763	108,972	1.8%	1,816
Insurance	114,330	2.1%	1,906	114,330	2.0%	1,906	114,330	1.9%	1,906	114,330	1.9%	1,906
Reserves for Replacements	167,111	3.0%	2,785	172,589	3.0%	2,876	178,246	3.0%	2,971	184,091	3.0%	3,068
Total Fixed Charges:	548,277	9.8%	9,138	562,224	9.8%	9,370	576,621	9.7%	9,610	591,483	9.6%	9,858
Income Before Other Fixed Charges (C):	$1,494,608	26.8%	$24,910	$1,582,441	27.5%	$26,374	$1,673,324	28.2%	$27,889	$1,767,363	28.8%	$29,456

NOTES:
(A) Estimates based on discussions with the management and financial history of operations.
(B) Each departmental expense ratio is based on the department's estimated revenues.
(C) Income before deducting depreciation, rent, interest, amortization, income taxes and any guaranteed/preference payments to owners.

SOURCE: Hotel & Club Associates, Inc.

HARBOUR TOWN - INN AND CONFERENCE CENTER
HILTON HEAD, SOUTH CAROLINA
STATEMENT OF ESTIMATED ANNUAL OPERATIONS
60 Available Rooms

Percentage of Occupancy and Average Daily Rate	71.3%	YEAR 5 AT	$227.41	71.3%	YEAR 6 AT	$235.37	71.3%	YEAR 7 AT	$243.61	71.3%	YEAR 8 AT	$252.14
	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room	Amount	Ratio	Amount /Room
Food & Beverage Sales Per Occupied Room	$11.34			$11.68			$12.03			$12.40		
Convention Room Sales Per Occupied Roor	$187.17			$172.18			$177.35			$182.67		
Minor Operating Depts.	$0.00			$0.00			$0.00			$0.00		
Rentals	$0.30			$0.31			$0.32			$0.33		
Revenues:(A)												
Room Sales	$3,549,205	56.0%	$59,153	$3,673,428	56.1%	$61,224	$3,801,998	56.2%	$63,367	$3,935,068	56.4%	$65,584
Food & Beverage	177,037	2.8%	2,951	182,348	2.8%	3,039	187,819	2.8%	3,130	193,453	2.8%	3,224
Conference Center	2,608,968	41.2%	43,483	2,687,237	41.1%	44,787	2,767,854	40.9%	46,131	2,850,889	40.8%	47,515
Minor Operating Depts.	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Rentals (Net)	2,388	0.04%	40	2,460	0.04%	41	2,534	0.04%	42	2,610	0.04%	43
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Revenues:	6,337,598	100.0%	105,627	6,545,472	100.0%	109,091	6,760,204	100.0%	112,670	6,982,020	100.0%	116,367
Less Departmental Costs and Expenses: (B)												
Rooms	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386	923,174	35.1%	15,386
Food & Beverage	177,037	100.0%	2,951	182,348	100.0%	3,039	187,819	100.0%	3,130	193,453	100.0%	3,224
Conference Center	1,672,656	64.1%	27,878	1,722,835	64.1%	28,714	1,774,520	64.1%	29,575	1,827,756	64.1%	30,463
Minor Operating Depts.	-	-	-	-	-	-	-	-	-	-	-	-
Rentals (Net)	-	-	-	-	-	-	-	-	-	-	-	-
Total Departmental Costs:	2,772,867	43.8%	46,214	2,828,358	43.2%	47,139	2,885,513	42.7%	48,092	2,944,384	42.2%	49,073
Total Operating Departmental Income:	3,564,731	56.2%	59,412	3,717,114	56.8%	61,952	3,874,690	57.3%	64,578	4,037,636	57.8%	67,294
Less Undistributed Costs:												
Admin. & General	507,008	8.0%	8,450	523,638	8.0%	8,727	540,816	8.0%	9,014	558,562	8.0%	9,309
Franchise Fees	-	-	-	-	-	-	-	-	-	-	-	-
Marketing	380,256	6.0%	6,338	392,728	6.0%	6,545	405,612	6.0%	6,760	418,921	6.0%	6,982
Operating and Maint.	95,064	1.5%	1,584	98,182	1.5%	1,636	101,403	1.5%	1,690	104,730	1.5%	1,746
Energy Costs	110,908	1.8%	1,848	114,546	1.8%	1,909	118,304	1.8%	1,972	122,185	1.8%	2,036
Other	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0
Total Undistributed Costs:	1,093,236	17.3%	18,221	1,129,094	17.3%	18,818	1,166,135	17.3%	19,436	1,204,398	17.3%	20,073
Gross Operating Profit:	2,471,496	39.0%	41,192	2,588,020	39.5%	43,134	2,708,555	40.1%	45,143	2,833,238	40.6%	47,221
Less Fixed Charges:												
Management Fees	190,128	3.0%	3,169	196,364	3.0%	3,273	202,806	3.0%	3,380	209,461	3.0%	3,491
Real & Personal Taxes	112,241	1.8%	1,871	115,608	1.8%	1,927	119,076	1.8%	1,985	122,649	1.8%	2,044
Insurance	114,330	1.8%	1,906	114,330	1.7%	1,906	114,330	1.7%	1,906	114,330	1.6%	1,906
Reserves for Replacements	190,128	3.0%	3,169	196,364	3.0%	3,273	202,806	3.0%	3,380	209,461	3.0%	3,491
Total Fixed Charges:	606,827	9.6%	10,114	622,668	9.5%	10,378	639,019	9.5%	10,650	655,900	9.4%	10,932
Income Before Other Fixed Charges (C):	$1,864,669	29.4%	$31,078	$1,965,354	30.0%	$32,756	$2,069,537	30.6%	$34,492	$2,177,338	31.2%	$36,289

NOTES:
(A) Estimates based on discussions with the management and financial history of operations.
(B) Each departmental expense ratio is based on the department's estimated revenues.
(C) Income before deducting depreciation, rent, interest, amortization, income taxes and any guaranteed/preference payments to owners.

SOURCE: Hotel & Club Associates, Inc.

"At Stabilization"

DISCOUNTED CASH FLOW @ 13.0%

Year	Annual Cash Flow		Discount Factor		Present Value
1	$1,494,608	x	0.884956	=	$1,322,662
2	$1,582,441	x	0.783147	=	1,239,283
3	$1,673,324	x	0.693050	=	1,159,697
4	$1,767,363	x	0.613319	=	1,083,957
5	$1,864,669	x	0.542760	=	1,012,067
6	$1,965,354	x	0.480319	=	943,996
7	$2,069,537	x	0.425061	=	879,679
8	$2,177,338				
	Net Present Value			=	$7,641,342
	Plus Reversion			=	8,549,863
	Indicated Value			=	$16,191,205

Calculation of Reversion	
8th Year Cash Flow	2,177,338
Capitalized @	10.5%
Resale Price	20,736,551
Less: 3% Selling Costs	622,097
Reversion	20,114,455
Times 7th Year Disc. Factor	0.425061
Present Value of Reversion	$8,549,863

DISCOUNTED CASH FLOW @ 14.0%

Year	Annual Cash Flow		Discount Factor		Present Value
1	$1,494,608	x	0.877193	=	$1,311,060
2	1,582,441	x	0.769468	=	1,217,637
3	1,673,324	x	0.674972	=	1,129,446
4	1,767,363	x	0.592080	=	1,046,421
5	1,864,669	x	0.519369	=	968,450
6	1,965,354	x	0.455587	=	895,389
7	2,069,537	x	0.399637	=	827,064
8	2,177,338				
	Net Present Value			=	$7,395,467
	Plus Reversion			=	8,038,487
	Indicated Value			=	$15,433,954

Calculation of Reversion	
8th Year Cash Flow	2,177,338
Capitalized @	10.5%
Resale Price	20,736,551
Less: 3% Selling Costs	622,097
Reversion	20,114,455
Times 7th Year Disc. Factor	0.399637
Present Value of Reversion	$8,038,487

DISCOUNTED CASH FLOW @ 15.0%

Year	Annual Cash Flow		Discount Factor		Present Value
1	$1,494,608	x	0.869565	=	$1,299,660
2	1,582,441	x	0.756144	=	1,196,553
3	1,673,324	x	0.657516	=	1,100,238
4	1,767,363	x	0.571753	=	1,010,496
5	1,864,669	x	0.497177	=	927,070
6	1,965,354	x	0.432328	=	849,677
7	2,069,537	x	0.375937	=	778,015
8	2,177,338				
	Net Present Value			=	$7,161,708
	Plus Reversion			=	7,561,769
	Indicated Value			=	$14,723,476

Calculation of Reversion	
8th Year Cash Flow	2,177,338
Capitalized @	10.5%
Resale Price	20,736,551
Less: 3% Selling Costs	622,097
Reversion	20,114,455
Times 7th Year Disc. Factor	0.375937
Present Value of Reversion	$7,561,769

Source: Hotel and Club Associates Inc.

In the "at stabilization" analysis, we have selected a terminal overall capitalization rate of 10.5%. The calculation of the reversion is shown as follows:

Calculation of Reversionary Value

8th Year Net Operating Income	$2,177,338
Divided by Terminal Capitalization Rate	÷.105
	$20,736,551
Less Estimate of Sales Costs (3%)	622,097
Estimated Reversionary Value	$20,114,455

The results of the "at stabilization" discounted cash flow analysis indicate a range of values as follows:

	13.0%	14.0%	15.0%
Indicated "At Completion" Value by Discounted Cash Flow:	$16,191,205	$15,433,954	$14,723,476

The central discount rate of 14.0% is considered to most accurately indicate the stabilized subject value. Therefore, the stabilized subject value is best estimated to be $15,433,954, rounded to $15,400,000.

We have considered the overall capitalization rates reflected in the Sales Comparison Approach as well as the results of the investor surveys. The following charts summarize the overall rates derived from the sales described more fully in the Sales Comparison Approach.

Table 6: Most Comparable Hospitality Sales

Sale #	Hotel	City	State	Date of Sale	Built	Rooms	Price	$/Room	RRM	GIM	EXP %	OAR
1	Barksdale House Inn	Charleston	SC	9/21/1998	Historic	14	$1,020,000	$72,857	3.67	3.67	67.2%	8.94%
2	Kehoe Inn	Savannah	GA	2/15/2001	1892	15	$2,350,000	$156,667	3.30	3.21	65.0%	10.90%
3	Foley House	Savannah	GA	11/26/1999	1872	19	$2,550,000	$134,211	3.26	3.16	65.0%	11.08%
4	Eliza Thompson Inn	Savannah	GA	2/15/2001	1847	25	$3,100,000	$124,000	3.35	3.35	65.0%	10.45%
5	Vendue Inn	Charleston	SC	9/1/1998	1800's	45	$7,240,000	$160,889	3.15	2.63	63.7%	13.80%
6	Hermitage Hotel	Nashville	TN	6/1/2000	1910	120	$14,000,000	$116,667	3.65	-	-	9.29%
7	Wolfeboro Inn	Wolfeboro	NH	5/1/2001	1812	44	$5,250,000	$119,318	4.57	-	-	14.69%
8	Lodge Alley Inn	Charleston	SC	8/31/1998	Historic	93	$15,000,000	$161,290	5.00	4.29	60.0%	9.32%
9	Ocean Place Conference Resort	Long Beach	NJ	3/1/2000	1989	254	$44,500,000	$175,197	5.10	-	-	7.68%
High						254	$44,500,000	$175,197	5.10	4.29	67.2%	14.69%
Mean						70	$10,556,667	$135,677	3.89	3.39	64.3%	10.68%
Low						14	$1,020,000	$72,857	3.15	2.63	60.0%	7.68%
Subject	The Inn & Conf. Center at Harbour Town	Hilton Head	SC	6/9/2003	2000	60	$15,400,000	$256,667	5.00	2.75	73.2%	9.71%

As we will discuss in the Sales Comparison Approach, we have conducted market research to find hospitality sales. The preceding Table Six Most Comparable Hospitality Sales Chart, from the Sales Comparison Approach, shows overall capitalization rates from 7.68% to 14.69% and a mean of 10.68%. In the preceding analysis, the first year stabilized net operating income is estimated to

be $1,494,608. The "at stabilization" value as indicated by the discounted cash flow is $15,433,954. Therefore, the implied overall capitalization rate for the subject property and at stabilization 9.71%. Given the nature of the subject property and its location, this implied OAR seems relatively consistent with OARs based on recent hotel sales and required OARs of investors in the hotel market.

Sales Comparison Approach – The Inn at Harbour Town and the Harbour Town Conference Center

While all of the approaches used in this appraisal report are market oriented, the Sales Comparison Approach involves a comparison of the subject property with other inn properties that have recently sold. The recent hospitality building boom created an almost universal situation in which room supply substantially exceeded demand. With overbuilding came an end to available financing, so almost no hotels have been developed for several years. After the events of September 11, 2001 and the suffering economy, the over supply of rooms resulted in declining occupancies and profitability. Demand from investors for hospitality properties has been modest, but the market for high quality properties like Harbour Town has remained rather strong as demonstrated by the hospitality sales shown in the Addenda.

Since each sale involves the transfer of a unique hospitality property, including a business, attempting to compare prices per room or other physical units of comparison does not necessarily provide the most reliable indication of value. The Sales Comparison Approach is based primarily on an income multiplier analysis. This indicator most closely simulates market behavior for this type of hotel and takes into consideration the economic aspects of the business, instead of just the physical property.

Buyers and sellers are extremely guarded in their statements concerning the details of sales. A concentrated effort to gather as much information on the transaction has been made, but some information could not be obtained. These sales establish ratios between revenues and sale prices and demonstrate the lack of consistency in physical units of comparison such as prices per room. We have converted non-market financed sales to cash equivalent values when necessary. We have used the methodology for cash equivalence outlined in The Appraisal of Real Estate, 12th Edition, published by the Appraisal Institute. This technique produces a present value of financing by (1) discounting the monthly payments (actual) at the "market" rate over the "typical" loan term, (2) plus the present worth of the loan balance at the end of the typical term discounted at the market interest rate. The equity is added to the present value of the financing for a total cash equivalent price.

In searching for comparables sales, primary emphasis was placed on locating sales of other inn and/or conference type properties in resort markets, as opposed to franchised hotels. These types of properties are not as common thus necessitating the use of sales from a broader market area. Further, it is necessary to look back further in time to find appropriate comparables. In searching for comparables, the appraisers have contacted other real estate professionals across the eastern

Table 6: Sales of Comparable Inn Properties

Sale #	Hotel	City	State	Date of Sale	Built	Rooms	Price	$/Room	RRM	GIM	EXP %	OAR
1	Barksdale House Inn	Charleston	SC	9/21/1998	Historic	14	$1,020,000	$72,857	3.67	3.67	67.2%	8.94%
2	Kehoe Inn	Savannah	GA	2/15/2001	1892	15	$2,350,000	$156,667	3.30	3.21	65.0%	10.90%
3	Foley House	Savannah	GA	11/26/1999	1872	19	$2,550,000	$134,211	3.26	3.16	65.0%	11.08%
4	Eliza Thompson Inn	Savannah	GA	2/15/2001	1847	25	$3,100,000	$124,000	3.35	3.35	65.0%	10.45%
5	Vendue Inn	Charleston	SC	9/1/1998	1800's	45	$7,240,000	$160,889	3.15	2.63	63.7%	13.80%
6	Hermitage Hotel	Nashville	TN	6/1/2000	1910	120	$14,000,000	$116,667	3.65	-	-	9.29%
7	Wolfeboro Inn	Wolfeboro	NH	5/1/2001	1812	44	$5,250,000	$119,318	4.57	-	-	14.69%
8	Lodge Alley Inn	Charleston	SC	8/31/1998	Historic	93	$15,000,000	$161,290	5.00	4.29	60.0%	9.32%
9	Ocean Place Conference Resort	Long Beach	NJ	3/1/2000	1989	254	$44,500,000	$175,197	5.10	-	-	7.68%
High						254	$44,500,000	$175,197	5.10	4.29	67.2%	14.69%
Mean						70	$10,556,667	$135,677	3.89	3.39	64.3%	10.68%
Low						14	$1,020,000	$72,857	3.15	2.63	60.0%	7.68%
Subject	The Inn & Conf. Center at Harbour Town	Hilton Head	SC	6/9/2003	2000	60	$15,400,000	$256,667	5.00	2.75	73.2%	9.71%

U.S. in order to identify comparable properties. This approach to value is considered primarily as support for the value indication derived by the Income Approach.

Most of the available sales are from tourist type destinations such as Charleston, SC, Savannah, GA, and other resort markets. Sales of nine comparable properties have been researched with much of the verification coming from the various real estate professionals we contacted. The comparables range in size from a 14-room inn to a 254-room conference center. The chart on the facing page summarizes the more pertinent details of the available sales.

Units of Comparison and Valuation Methodologies

Hospitality properties are bought and sold on the basis of income considerations; i.e., income, occupancy history and expectancy, expenses of operation, and net income. Buyers are investing in an income stream. The age, quality, condition, and design of the physical "bricks and mortar" are important, but only insofar as they facilitate the attraction of income and the control of expenses. Obviously, the newer or higher quality a property, the more it is worth, but only because it will produce higher income, higher occupancy, operate for less, and ultimately generate more net income to the ownership position.

Room Revenue Multiplier (RRM) Analysis

One of the units of comparison considered in this Sales Comparison Approach is the room revenue multiplier (RRM), which measures the relationship between total revenue and sales price. The RRM has been used as one unit of comparison because only about 50% of the inn/conference center revenue is room income. The rest of the revenue is derived from the food and beverage and conference center.

The RRM's of the various sales range from a low of 3.15 to a high of 5.10. Since the range of RRM's is so wide, we must consider how investors in the market use this valuation tool. Since investors are primarily motivated by net income, inns with lower expenses as a percent of room revenue are worth more than those with higher expense ratios. In most situations, properties with lower expense ratios will sell at higher multiples of room revenue. In this situation, the subject inn net income is adversely impacted by the less profitable conference center operation. When considering the Inn at Harbour Town alone with its high average daily rate at over $182, the highest occupancy of the competitive set of Hilton Head premiere hotels its 3-year age and its excellent location, its RRM should be at or near the upper end of the range of RRMs of the comparable sales. The subject inn should command an RRM of about 5.00 in the current

hospitality market. The selected 5.00 RRM for the subject is similar to the Lodge Alley sale RRM (5.00) and the recent Ocean Place Conference Resort sale RRM (5.10).

Gross Income Multiplier (GIM) Analysis

The gross income multiplier reflects the relationship between total income and the sale price of the hospitality property. The gross income includes the more profitable room revenues and the less profitable food and beverage revenues. At the subject property, the Income Approach reflects a stabilized net income of 26.8% in the first stabilized year of operations. Therfore, the subject expense level in the first stabilized year is estimated to be 73.2% (100% minus 26.8%) of total revenues. By comparison, for the comparable sales for which expense data is available, expense ratios range from 60.0% to 67.2%. Typically, a lower expense ratio would correlate with a higher GIM. On the other hand, we believe a typical investor might prefer a Hilton Head location over a location like Nashville, even if the levels of income and expenses were equal. A strong tourist destination is likely to provide better long-term growth potential. With limited data for these types of inn/conference centers, it is difficult to identify clear trends based on analysis of sales. However, the subject inn/conference operation shows slightly higher expenses than the hospitality sales. Therefore, an appropriate GIM for the subject property should be somewhat lower than the GIMs reflected by the typical comparable sale. Since the sales show GIMs from 2.63 to 4.29 and all but one sale indicates a GIM of at least 3.16, it seems reasonable that the appropriate subject GIM should be lower than 3.00. With limited data and the uniqueness of the subject and sale properties, it is difficult to precisely define the appropriate GIM. We believe a GIM of about 2.75 would reflect the price the subject property would command in the current hospitality market.

Value Conclusions

Therefore, based on the selected subject 5.00 RRM and by the room revenues shown in the first year stabilized analysis, the indicated value of the subject property has been calculated as follows:

$3,092,928 (first year stabilized room revenues) x 5.00 (RRM) = $15,464,640

We have also considered the value indication implied on the Gross Income Multiplier (GIM) method of analysis. As a second indication of subject value, the value estimate for the property using the first year's stabilized gross income is calculated as follows:

$5,570,378 (first year stabilized gross income) x 2.75 (GIM) = $15,318,540

Based on these two subject value indicators, we have estimated the value by the Sales Comparision Approach to be approximately $15,400,000.

Value As Is

To derive an "as is" value by the Sales Comparison Approach, the stabilized value is adjusted by the cost to achieve stabilized occupancy. This "cost" is measured as the difference in the "at stabilization" and "as is" values indicated within the income approach.

In the following income approach, the cost to achieve stabilized operations can be measured by subtracting the "as is" value from the stabilized value. This difference is calculated as follows:

From The Income Approach	
Value At Stabilization:	$15,433,954
Value As Is:	$13,243,404
Cost of Achieving Stabilization:	$2,190,550
Value at Stabilization from Sales Comparison Approach:	$15,400,000
Less: Cost of Achieving Stabilization	2,190,550
Value As Is – Sales Comparison	$13,209,450
ROUNDED TO:	**$13,200,000**

Reconciliation and Final Value Estimate

The values estimates derived through the three approaches to value are summarized as follows:

Harbour Town Golf Links

	As Is	At Stabilization
Income Capitalization Approach	$29,200,000	$33,800,000
Sales Comparison Approach	$29,600,000	$34,200,000

The Inn at Harbour Town and the Harbour Town Conference Center

	As Is	
Income Capitalization Approach	$13,200,000	$15,400,000
Sales Comparison Approach	$13,200,000	$15,400,000

The two approaches to value are market oriented, because data obtained for each is related directly to the current market conditions, market greens fees and rounds and hotel rates, occupancies, operating expenses, rents and typical investors' requirements for returns.

Since investors making the market in investment properties are motivated by the economics of ownership, the Income Capitalization Approach, which considers their economic requirements, must be strongly considered. Since value is defined as the present worth of future benefits of ownership, this approach is particularly important, since it considers these sources of benefits, i.e., the annual net income of the property, as well as the eventual resale proceeds. The golf rounds, greens fees, hotel occupancies, room rates and expenses are supported by those of competing golf courses and competing hotels and expenses derived from the comparison with expense comparables. As a result, the appropriateness of the income and expense projection is established. We have utilized a discounted cash flow analysis over a typical anticipated projection period, and used discount rates reflective of investor's requirements in the marketplace for this type of property. The discounted cash flow analysis simulates investors' behavior with respect to projections and expectations for this type of property, and its use results in the value estimate by the Income Capitalization Approach. The Income Approach to value has resulted in the most reliable indication of the subject value, since it is based on ample market data.

The Sales Comparison Approach is typically indicative of market value when recent sales of comparable properties are available. There have been a number of recent golf and inn/conference center sales, which can be compared with the subject property. We consider the gross income multiplier as the best unit of comparison for golf and both the RRM and the GIM for the inn/conference center property. We have analyzed the subject property based on a number of sales with similar economics to the subject. The indicated subject value based on the multipliers are

supported by the physical information on the sales, although a wide range of physical indicators exist. We consider the Sales Comparison analysis to be a fairly good indicator of market value because of the number of sales considered and the amount of information available on each sale. While none of the sales can be considered an excellent comparable for the subject property, we have conducted an extensive search for comparable sales and we believe we have located relevant information from the marketplace and that these sales support the value indications estimated by the Income Approach to Value.

Conclusion

While we have delineated the values of the golf course and the inn/conference center, we must emphasize the synergy that exists between the two properties. The values derived by the various approaches to value are relevant to the overall economics of this resort. Since 1969, the Harbour Town Golf Links has hosted a PGA TOUR event. As a result of this national and international exposure over the decades, the golf course has acquired an image, much like a trademark. This image has been transformed into healthy annual net cash flows by the management of the course and the Income Approach and Sales Comparison Approaches reflect this created value. The following Business Value section attempts to measure the intangible value. Yet we would point out that this analysis is only a cursory treatment of this complex issue of the various components of value.

In the 1990s, the premium value created by the Harbour Town golf course alone had become vulnerable to increasingly strong competition from resorts like Amelia Island, Sea Island, Kiawah, Wild Dunes, Pinehurst and others as discussed in the Golf Trends section. These resorts have developed first class accommodations and meeting facilities. A natural and logical response has been the development of the Inn at Harbour Town and the Harbour Town Conference Center. Both of these new properties enhance the total resort experience desired by the type of guest that will pay for a first class resort stay. This is particularly true of the corporate oriented group clientele. These enhancements to the resort serve to secure the durability of the highly profitable cash flows of Harbour Town into the foreseeable future. The Harbour Town Resort has been substantially enhanced and, more importantly, its position in the premium golf resort market has been secured.

We have concluded a value based primarily on the Income Capitalization Approach, with support from the Sales Comparison Approach. Therefore, the market value estimates for the subject properties are summarized as follows:

	As Is	At Stabilization
Harbour Town Golf Links	**$29,200,000**	**$33,800,000**
The Inn at Harbour Town and Conference Center	**$13,200,000**	**$15,400,000**
Total Values	**$42,400,000**	**$49,200,000**

Business Valuation of the Harbour Town Resort

The preceding stabilized value estimate consists of three components. The primary component of value is real property, but personal property and business value components also exist. It is difficult to separate business value from the total value. The real property clearly consists of the land and improvements. The personal property consists primarily of clubhouse furniture, fixtures and golf maintenance equipment. The value of the depreciated golf FF&E was estimated to be $454,126, rounded to $454,000. The hotel FF&E was estimated at $1,615,201, rounded to $1,615,000, and the conference center FF&E at $4,715, rounded to $5,000.

Separating the value of the business from real property is a controversial topic. It is difficult to accurately isolate which components of income are attributable to the various components of value. We have performed a brief analysis to estimate of an allocation of value components. This allocation is simply to comply with the USPAP regulations requiring delineation of values. This is a cursory treatment of this complex topic because the primary purpose of this appraisal is to estimate the total going concern value, rather than the component values.

Business Value - Capitalized Management Fee

In order to value the business component, we have considered the situation in which the owner of the property would relinquish the responsibilities of operating the property to a company operating under a management contract. In this scenario, the net return on the value of the business would be measured by the management fees, which would be paid in compensation for proper promotion and operation of the property. We estimate a management fee of 3.0% of gross revenues at the golf club, and 3.0% at the Inn and Conference Center. The subject management fee is calculated from the discounted cash flows as follows:

Gross Income Attributed to the Business

Golf:

As Is: $7,719,226 x 0.03 = $231,577

At Stabilization: $9,251,039 x 0.03 = $277,531

Inn and Conference Center:

As Is: $4,752,797 x 0.03 = $142,584

At Stabilization: $5,570,378 x 0.03 = $167,111

In order to convert the income attributed to the business to a business value, we must estimate what an investor would pay to receive this business component of the total value. The preceding management fee represents the gross income to the management company. Like any other business enterprise, the management company would incur operating expenses. Therefore, the net income of the ownership of the business is the most relevant income amount.

We have conducted a survey of resort management companies to provide current information on conditions in the management business. Based on conversations with resort management companies in North Carolina, South Carolina and Virginia, several recent trends are influencing the business. An important consideration is the specific terms of the particular management agreement. An important condition concerns whether the owners reimburse the management company's expenses of traveling to the particular property. Based on the particular provisions of the management contract, managers interviewed indicated that the net income to the management company could be from 25% to 70% of the gross management fee. In the following calculation, we have used 50% of the gross income as a typical net income. The net income is calculated as follows:

Golf:

As Is: $231,577 x 0.50 = $115,789

At Stabilization: $277,531 x 0.50 = $138,766

Inn and Conference Center:

As Is: $142,584 x 0.50 = $71,292

At Stabilization: $167,111 x .50 = $83,556

Since the business component of value is not a physical asset like FF&E or real property, a higher return than the OAR or the return on FF&E would be required. Each business is different and it is difficult to determine an appropriate yield on a business investment. Based on the survey of resort managers, and as discussed in Hotels and Motels: A Guide to Market Analysis, Investment Analysis and Valuations authored by Stephen Rushmore, MAI, and published by the Appraisal Institute, he estimates a return of 20% to 30% would be required by an investor. If we use a return of 20% for a well-established business like Harbour Town Golf Links and the Inn and Conference Center, the business component of value could be estimated as follows.

Harbour Town Golf Links

	"As Is"	"At Stabilization"
Net Income	$115,789	$138,766
Required Return	0.20	0.20
Business Component	$578,945	$693,830
Rounded	**$579,000**	**$694,000**

Harbour Town Inn and Conference Center:

	"As Is"	"At Stabilization"
Net Income	$71,292	$83,556
Required Return	0.20	0.20
Business Component	$356,460	$417,780
Rounded	**$356,000**	**$418,000**

Business Value - PGA TOUR Event

In addition, annually Harbour Town Golf Links hosts the MCI Heritage Classic – The Heritage of Golf, an event of the PGA TOUR. The net compensation for this long established event is estimated at $540,000 annually. We believe this annual cash flow has been created from hosting this event consistently since 1969. The cash flows accruing to the course from the tour event is a form of intangible value, or goodwill value. Unlike the business value resulting from the management fee discussed before, the hosting of the tour event is considered to be more akin to a trademark or trade name royalty because of the long established national image of the Harbour Town Golf Links. It is a value that has been created over the decades by the proven success of many annual tournaments at Harbour Town. Since this value is considered to be much more durable than a management contract, we believe a lower capitalization rate would be appropriate to estimate the value of the hosting this annual tournament. A rate lower than the 20% business return and higher than the 10.19% overall capitalization rate seems appropriate. We have estimated a reasonable return on this type of intangible value would be about 15%. Therefore the net cash flows from the PGA TOUR event are estimated to be $540,000 divided by 15% for the "as is" value, or $3,600,000 and $598,708 divided by 15% for the "at stabilization" value, or $3,991,387, rounded to $4,000,000.

Business Value- Golf Cart Rentals

Another form of non-real property business value results from the substantial net revenues derived from the fleet of leased golf carts. In the "as is" analysis the net revenues from golf cart rentals is $686,724 per year. At stabilization, the net revenues are $754,667 per year. We have

not attempted to quantify the non-real property value attributable to the golf cart rental revenues, but have simply identified this source of revenue to be an additional substantial business value component. The analysis of this component of business value is beyond the scope of this appraisal.

Therefore, our allocation of going value's concern is based on a brief analysis of the complex topic of business value and, not reflecting the business value of leased golf carts, is summarized as follows:

Allocation of Values – Harbour Town Golf Links

	"As Is"	"At Stabilization"
Total Going Concern Value	$29,200,000	$33,800,000
Less: PGA Tour Event Value	$3,600,000	$4,000,000
Less: FF&E	$454,000	$454,000
Less: Golf Business Value	$579,000	$694,000
Golf Real Property Value	**$24,567,000**	**$28,652,000**

Allocation of Values – Inn at Harbour Town and the Conference Center

	"As Is"	"At Stabilization"
Total Going Concern Value	$13,200,000	$15,400,000
Less: FF&E	$1,620,000	$1,620,000
Less: Business Value	$356,000	$418,000
Golf Real Property Value	**$11,224,000**	**$13,362,000**

Appraiser's Certification

We certify that, to the best of our knowledge and belief,

1. The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is our personal, impartial and unbiased professional analyses, opinions, and conclusions.

3. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

4. We have no bias with respect to the property that is the subject of this report or to the parties involved in this assignment.

5. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP).

8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

9. Catherine Suddarth and Jill Millisor provided professional assistance to the undersigned in the preparation of this report and the analysis herein.

10. As of the date of this report, Andy Hinds has completed the requirements under the continuing education program of the Appraisal Institute.

11. Andy Hinds is currently a State Certified General Appraiser in the State of South Carolina #CG-1194. Andy Hinds made a personal inspection of the appraised property on June 9, 2003.

12. The appraiser has performed within the context of the competency provision of the Uniform Standards of Professional Appraisal Practice.

13. This appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of the loan.

Andy Hinds, MAI, CCIM, ISHC, SGA®
South Carolina Real Estate Appraiser #CG-1194
NY #59455
VA #4001 5259
NC #A-835
GA #C002000

Addenda

Subject Photos



Approach to the Harbour Town Clubhouse



Exterior View of the Clubhouse



Clubhouse Lobby



View of the Golf Pro Shop



Heritage Room



Veranda off the Heritage Room



Driving Range



Practice Putting Green



Practice Putting Green



Practice Range Teeing Area



Hole #1 from Tee Complex



Hole #2 from Tee Complex



Hole #2 Fairway and Approach to Green



Hole #3 from Tee Complex



Hole #4



Hole #5 from Tee Complex



Hole #5 Fairway and Approach to Green



Hole #6 from Tee Complex



Hole #6 Fairway and Approach to Green



Hole #7



Hole #8 from Tee Complex



Hole #8 Fairway and Approach to Green



Hole #9 from Tee Complex



Hole #10 from Tee Complex



Hole #11 from Tee Complex



Hole #11 Fairway and Approach to Green



Hole #12 from Tee Complex



Hole #12 Fairway and Approach to Green



Hole #13 from Tee Complex



Hole #13 Fairway and Approach to Green



Hole #14



Hole #15 from Tee Complex



Hole #15 Fairway and Approach to Green



Hole #16 from Tee Complex



Hole #16 Fairway and Approach to Green



Hole #17



Hole #18 from Tee Complex



Entrance of the Golf Cart Storage Area


EZGO

Interior of the Golf Cart Storage Area



Exterior of the Golf Maintenance Facilities



Exterior of the Golf Maintenance Facilities


EZGO

Interior of the Golf Maintenance Facilities



Storage Shed



Above Ground Storage Tanks at Maintenance Facilities



Views of the Inn at Harbour Town from the Harbour Town Golf Links





Exterior Views of the Inn at Harbour Town





Lobby and Registration Area of the Inn



Library



Typical Double Room





Typical King Room





Views from the Inn





Fitness Center



View of the Conference Center from the Putting Green



Exterior Views of the Conference Center





Conference Center Lobby



Typical Meeting Room



Typical Board Room



Food Preparation Area



Views of the Parking Beneath the Conference Center



Competitive Property Photos


GOLDEN BEAR
GOLF CLUB

Entrance to Golden Bear Golf Club



Golden Bear Golf Club Clubhouse



Golden Bear Golf Club Golf Course


Hilton Head
National
Course

Entrance to Hilton Head National Golf Club



Hilton Head National Golf Club Clubhouse



Hilton Head National Golf Club Golf Course


Old South

Entrance to Old South Golf Links



Old South Golf Links Clubhouse



Old South Golf Links


Arthur Hills
Golf Club

Entrance to Palmetto Dunes Arthur Hills Golf Club



Arthur Hills Golf Club Clubhouse



Arthur Hills Golf Club Golf Course


GEORGE FAZIO
CLUBHOUSE
GOLF REGISTRATION
PRO SHOP & GRILL
2

Entrance to Palmetto Dunes George Fazio Golf Course



George Fazio Golf Course Clubhouse



George Fazio Golf Course


WELCOME TO
ROBERT TRENT JONES GOLF
PD CONFERENCE CENTER
PD TENNIS CENTER

Entrance to Palmetto Dunes Robert Trent Jones Golf Course



Robert Trent Jones Golf Course Clubhouse



Robert Trent Jones Golf Course

Deed and Legal Description

J. S & P/J P S
415

Revenue Stamps Collected
$ 20,130.00
Beaufort County, SC

STATE OF SOUTH CAROLINA)
) LIMITED WARRANTY DEED
COUNTY OF BEAUFORT)

NOW, KNOW ALL MEN BY THESE PRESENTS, that on or about November 24, 1986, Gardner-Matthews Plantation Company (86-03801), Hilton Head Holdings Corporation (86-03802), Hilton Head Hotel Company (86-03803), Vacation Resorts Holding, Inc. (86-03804), Vacation Resorts, Inc. (86-03805), The Hilton Head Company, Inc. (86-03808), Hilton Head Holdings Corporation, f/k/a Ginn Holding Corp. (86-03868), Hilton Head Company, a Delaware corporation (86-03869), Sea Pines Plantation (86-03870), Hilton Head Holdings Corporation (86-03869), Sea Pines Plantation (86-03870), Hilton Head Holdings Corporation formerly known as Ginn Holding Corp. (86-03871), Hilton Head Company, a Delaware Corp. (86-03884), and Sea Pines Plantation Company (86-03885) filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. On November 24, 1986, United States District Court Judge Sol Blatt, Jr., withdrew the reference of the above stated cases to the United States Bankruptcy Court and the cases were retained and reserved in the United States District Court pursuant to 28 U.S.C. Sections 157 and 1334;

WHEREAS, by Order of the District Court entered November 26, 1986, John F. Curry was appointed Interim Trustee for the above-named Debtors and by Order entered December 23, 1986, was appointed Trustee pursuant to 11 U.S.C. Section 1104;

WHEREAS, by Orders of the District Court entered January 6, 1987, March 20, 1987 and August 24, 1987, the above-stated cases were consolidated into Gardner-Matthews Plantation Company (86-03801), Hilton Head Hotel Company (86-03803), Vacation Resorts Holdings, Inc. (86-03804),

INITIALS

1.01/LHG23

Vacations Resorts, Inc. (86-03805), and Hilton Head Holdings Corporation (86-03871) (hereinafter referred to as "Debtors");

WHEREAS, the Trustee managed the affairs and operated the businesses of these Debtors pursuant to 11 U.S.C. Section 1106;

WHEREAS, after proper notice and a hearing held on October 13, 1987, the District Court entered an Order confirming the Second Amended Joint Plan of Reorganization on October 15, 1987, which Order became final on October 25, 1987, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference;

WHEREAS, after proper notice and a hearing on October 14, 1987 on the Trustee's amended Complaint to Sell the Debtors' Sea Pines Assets Free and Clear of Liens, Encumbrances and Other Interests, the District Court entered an Order on October 26, 1987, authorizing the Trustee to sell the Sea Pines Assets free and clear of all liens, encumbrances and other claims, except for certain Permitted Exceptions, a copy of which Order is attached hereto as Exhibit "B" and incorporated herein by this reference;

WHEREAS, on October 22, 1987, John F. Curry, Trustee in Bankruptcy for Hilton Head Holdings Corporation and Sea Pines Plantation Company (as Seller), and Sea Pines Associates, Inc. (as Buyer), did enter into an Asset Purchase Agreement for the Sea Pines Assets, which Asset Purchase Agreement was approved by Order of the District Court on October 22, 1987, a copy of which is attached as Exhibit "C";

WHEREAS, Sea Pines Plantation Company has agreed to amend its Articles of Incorporation to change its corporate name to Hilton Head Liquidation Corp. in order to allow Buyer, Sea Pines Associates, Inc., or its designee, to form a new South Carolina corporation under the name of

Sea Pines Plantation Company, Inc., to take title to certain of the assets being conveyed pursuant to the Asset Purchase Agreement;

WHEREAS, Sea Pines Plantation Company so amended its Articles of Incorporation, effective November 1, 1987, and is now known as Hilton Head Liquidation Corp., a copy of which amended Articles of Incorporation are attached hereto as Exhibit "D";

NOW, THEREFORE, Hilton Head Liquidation Corp., a South Carolina corporation, by John F. Curry, its Trustee (hereinafter referred to as "Grantor"), in consideration of the premises and also in consideration of the sum of One and No/100 ($1.00) to it in hand paid at and before the sealing and delivery of these presents by Sea Pines Plantation Company, Inc., whose address is P. O. Box 7000, Hilton Head Island, South Carolina 29938 (hereinafter referred to as "Grantee"), the receipt whereof is hereby acknowledged, has granted, bargained, sold, conveyed and released, and by these presents, does grant, bargain, sell, convey and release unto the said Grantee, its successors and assigns forever, all of its rights, title and interest, whatever the same may be, in and to all of the property described on Exhibit "E" which is attached hereto and incorporated herein by this reference, subject to the Permitted Exceptions listed on Exhibit "F" which is attached hereto and incorporated herein by this reference.

TOGETHER with all and singular the rights, members, hereditaments and appurtenances to the said Premises belonging or in any wise incident or appertaining thereto.

TO HAVE AND TO HOLD, all and singular the Premises aforementioned unto the said Grantee, its successors and assigns forever.

AND the said Grantor does by and for itself, its successors and assigns warrant and promises to forever defend all and singular the said

418

Premises unto the said Grantee, its successors and assigns, against itself and its successors and assigns and any person claiming by, through and under Grantor.

IN WITNESS WHEREOF, Grantor has caused these Presents to be executed by their duly authorized representatives and officers and their corporate seals to be hereto affixed this 17th day of November, in the year of Our Lord One Thousand Nine Hundred Eighty-seven and the two hundred and twelfth year of sovereignty and independence of the United States of America.

SIGNED, SEALED AND DELIVERED in the presence of:

Nancy J. Olan

Louise R. Lund

HILTON HEAD LIQUIDATION CORP., (formerly known as Sea Pines Plantation Company), a South Carolina corporation

By: John F. Curry
John F. Curry, its Trustee

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 999.00

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 999.00

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

419

PERSONALLY appeared before me NANCY L. OLAH who, on oath, says that She saw the within named Hilton Head Liquidation Corp., a South Carolina corporation (formerly known as Sea Pines Plantation Company), by John F. Curry, its Trustee, sign the within written instrument, and as its act and deed, deliver the same, and that She with Louise B. Lund witnessed the execution thereof.

Nancy L. Olah

SWORN TO before me this 17th day of November, 1987.

Carol P. Comer (L.S.)
Notary Public for South Carolina
My Commission Expires: 11/4/93

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX 990.00

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX 990.00

EXHIBIT A

ORIGINAL FILED
at ___ o'c & ___ min ___ M
OCT 15 1987
GEORGE B. CAUTHEN, CLERK
United States Bankruptcy Court
Columbia, South Carolina

UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF SOUTH CAROLINA

IN RE:

GARDNER-MATTHEWS PLANTATION COMPANY,	86-03801
HILTON HEAD HOTEL COMPANY,	86-03803
VACATION RESORTS HOLDING, INC.,	86-03804
VACATION RESORTS, INC.,	86-03805
HILTON HEAD HOLDINGS CORPORATION,	86-03871
DEBTORS.	Chapter 11

420

ORDER CONFIRMING SECOND AMENDED
JOINT PLAN OF REORGANIZATION

The First Amended Joint Plan of Reorganization came before this Court on a hearing for confirmation commencing on October 13, 1987 subsequent to notice consistent with the Bankruptcy Rules, said Plan having been transmitted to the holders of Claims and Investor Interests of the Debtors and it having been determined after notice and hearing that:

1. The Second Amended Joint Plan of Reorganization (also the "Plan" or the "Second Amended Plan", as the context requires) modifies the First Amended Joint Plan of Reorganization filed on August 24, 1987 to recognize fees due the United States Trustee, to recognize approval of the FSLIC Agreement and Hewlette Agreement, to recognize the failure of certain other Agreements to be consummated, to reflect this Court's Order approving the distribution of proceeds from the sale of Indigo Run

EXHIBIT B

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF SOUTH CAROLINA

IN RE:	
GARDNER-MATTHEWS PLANTATION COMPANY,	86-03801
HILTON HEAD HOTEL COMPANY,	86-03803
VACATION RESORTS HOLDING, INC.,	86-03804
VACATION RESORTS, INC.,	86-03805
HILTON HEAD HOLDINGS CORPORATION,	86-03871
DEBTORS.	(Chapter 11)

JOHN F. CURRY, Trustee, Plaintiff,	Adversary Proceeding Case No.: 87-0232
vs.	
BEAUFORT COUNTY TREASURER, ET AL., Defendants.	

ORDER AUTHORIZING SALE OF THE DEBTORS' SEA PINES ASSETS

The Amended Complaint to Sell the Debtors' Sea Pines Assets Free and Clear of Liens, Encumbrances, and Other Interests (the "Complaint") came on for hearing before this Court on October 14, 1987. Upon this Court's determination from the testimony and evidence in the record before it that all persons claiming a lien, encumbrance, or other interest in the Debtors' Sea Pines Assets were served with the Complaint by mail or by publication in accordance with Rules 4(d) and 4(i) of the Federal Rules of Civil Procedure and Bankruptcy Rule 7004 and that proper notice of hearing on the Complaint was given to all creditors and parties in interest in accordance with Bankruptcy

WHEREAS, Affidavits of consideration were filed on November 17, 1987, showing an estimate of the consideration paid (See Exhibits "A" and "B" attached hereto); said estimate in the amount of $18,300,000.00, and

WHEREAS, the actual amount of the consideration has now been determined as $18,419,000.00 (See Exhibit "C" attached hereto),

NOW THEREFORE, this corrective Affidavit of Consideration is being filed and the documentary stamp tax on the additional amount of $119,000.00 being paid.

1014

STATE OF SOUTH CAROLINA
COUNTY OF BEAUFORT

CORRECTIVE
AFFIDAVIT OF CONSIDERATION

PERSONALLY appeared before me James P. Scheider, Jr.

Who being duly sworn, deposes and says that the following is a true and correct statement concerning the consideration for the conveyance set out hereinbelow.

GRANTOR: See Exhibits "A" and "B" attached

GRANTEE: Sea Pines Plantation Company, Inc.

Date of Deed: November 17, 1987

Recorded In Deed Book ____ at Page ______ (See Exhibit "C" Attached)

Additional Consideration: ONE HUNDRED NINETEEN THOUSAND AND NO/100 --($ 119,000.00)DOLLARS

[signature]
Attorney

SWORN to before me this 24th day of August, 1988.

[signature] (SEAL)
Notary Public for South Carolina
3/12/91
My commission expires

EXHIBIT "A"

1015

STATE OF SOUTH CAROLINA)
COUNTY OF BEAUFORT)

AFFIDAVIT OF CONSIDERATION

PERSONALLY appeared before me, WILLIAM W. JONES, JR., who being duly sworn, deposes and says that the following is a true and correct statement concerning the consideration for the conveyance set out hereinbelow:

GRANTOR: John F. Curry, Trustee in Reorganization for Hilton Head Holdings Corp. and Hilton Head Liquidation Corp. (formerly known as Sea Pines Plantation Company)

GRANTEE: Sea Pines Plantation Company, Inc.

Date of Deed: November 17, 1987

Recorded in Deed Book _____ at Page _____

Consideration: EIGHTEEN MILLION THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($18,300,000.00)

The Consideration set forth herein is an estimate and not intended to be binding on the Grantor or Grantee. In the event that the Grantee hereinafter allocates a value to the real property described in the Deed that exceeds EIGHTEEN MILLION THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($18,300,000.00), the Grantee shall pay the additional documentary stamp tax as may be appropriate.

William W. Jones, Jr.
Attorney for Sea Pines Plantation Company, Inc.

SWORN to before me this 17th

day of November, 1987.

Linda A. Moore
Notary Public for South Carolina
My Commission Expires: June 15, 1996

EXHIBIT "B"

1016

STATE OF SOUTH CAROLINA)
)
COUNTY OF BEAUFORT)

AFFIDAVIT OF CONSIDERATION

PERSONALLY appeared before me, WILLIAM W. JONES JR., who being duly sworn, deposes and says that the following is a true and correct statement concerning the consideration for the conveyance set out hereinbelow:

GRANTOR: Earl D. Hewlette, Jr.

GRANTEE: Sea Pines Plantation Company, Inc.

Date of Deed: November 17, 1987

Recorded in Deed Book _____ at Page _____

Consideration: EIGHTEEN MILLION THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($18,300,000.00) this being the same Consideration paid pursuant to the conveyance between John F. Curry, Trustee in Reorganization for Hilton Head Holdings Corp. and Hilton Head Liquidation Corp. (formally known as Sea Pines Plantation Company), as Grantor and Sea Pines Plantation Company, Inc., as Grantee, date of Deed November 17, 1987 recorded in Deed Book ____ at Page ____.

The Consideration set forth herein is an estimate and not intended to be binding on the Grantor or Grantee. In the event that the Grantee hereinafter allocates a value to the real property described in the Deed that exceeds EIGHTEEN MILLION THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($18,300,000.00), the Grantee shall pay the additional documentary stamp tax as may be appropriate.

William W. Jones, Jr.
Attorney for Sea Pines Plantation Company, Inc.

SWORN to before me this 17th

day of November, 1987.

Notary Public for South Carolina
My Commission Expires: [illegible]

92231 273

1017

EXHIBIT "C"

SEA PINES PLANTATION
REAL ESTATE VALUATION
ALLOCATION OF FAIR MARKET VALUE

FINAL SUMMARY

$000

PARCEL IDENTIFIER		DESCRIPTION	ACREAGE	LAND VALUE	DEPRECIABLE LAND IMPROVEMENTS VALUE	BUILDING VALUE	TOTAL VALUE
1	*	LAWTON STABLES	21.706	200	28	30	258
2		HARBOURTOWN G.C.	136.560	4,559	875	25	5,459
3		HERITAGE DRIVING RANGE	3.305	110			110
4	*	SEA PINES ACADEMY	3.000	60			60
5		HERITAGE CLUBHOUSE AREA	14.531	1,472	95	825	2,392
6		SEA MARSH G.C.	92.[illegible]37	1,648	400	10	2,056
7	*	SADDLEBAG BLDG.	0.094	50		75	125
8	*	SOUTH BEACH SALES OFFICE	1.233	180	18	122	320
9	*	HAL'S ALLEY	2.215	230		70	300
10		HERITAGE TENNIS COURTS	0.980	9		96	105
11	*	SUNDAY PARK	1.980	60			60
12	*	CONFERENCE CENTER TRACT	1.637	50	20		70
13	*	SEA PINES [illegible]ENTER RESIDUAL		300			300
14	*	HARBOUR TO[illegible] PARKIN	3.210	100	145		245
15	*	ARTIST AREA	2.490	75			75
16		OCEAN G.C.	96.830	1,726	450		2,176
17	*	BEACH CLUB SITE	3.906	300		200	500
18		CLUB COURSE		733	500	275	1,508
19		SEA PINES FOREST PRESERV	605.780				0
20	*	PARCEL "B"		90			90
21	*	PARCEL "C"		50			50
22	*	PARCEL "D"		40			40
23	*	PARCEL "E"		40			40
24	*	PARCEL "G"		600			600
25	*	PARCEL "H"		160			160
26		SEA PINES RACQUET CLUB	9.372	55	775	90	920
27	*	SOUTH BEACH POOL AREA	6.618	200	200		400
				------	------	------	------
				13,095	3,306	1,018	18,419

Handwritten margin notes: Deed Book 490/415 Re-Recorded 491/1186 (parcels 1–16); DB 490/378 + (17); DB 490/542 (18); DB 490/840 (19); DB 490/542 (20–25); DB 490/415 (26); DB 490/415 R-R 491/1186 (27)

1018

J.S&P/JPS

415

1186

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 959.00

Revenue Stamps Collected
$ 20,130.00
Beaufort County, SC

STATE OF SOUTH CAROLINA
COUNTY OF BEAUFORT

LIMITED WARRANTY DEED

Revenue Stamps Collected
$ 1307.90
Beaufort County, SC

NOW, KNOW ALL MEN BY THESE PRESENTS, that on or about November 24, 1986, Gardner-Matthews Plantation Company (86-03801), Hilton Head Holdings Corporation (86-03802), Hilton Head Hotel Company (86-03803), Vacation Resorts Holding, Inc. (86-03804), Vacation Resorts, Inc. (86-03805), The Hilton Head Company, Inc. (86-03808), Hilton Head Holdings Corporation, f/k/a Ginn Holding Corp. (86-03868), Hilton Head Company, a Delaware corporation (86-03869), Sea Pines Plantation (86-03870), Hilton Head Holdings Corporation (86-03869), Sea Pines Plantation (86-03870), Hilton Head Holdings Corporation formerly known as Ginn Holding Corp. (86-03871), Hilton Head Company, a Delaware Corp. (86-03884), and Sea Pines Plantation Company (86-03885) filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. On November 24, 1986, United States District Court Judge Sol Blatt, Jr., withdrew the reference of the above stated cases to the United States Bankruptcy Court and the cases were retained and reserved in the United States District Court pursuant to 28 U.S.C. Sections 157 and 1334;

WHEREAS, by Order of the District Court entered November 26, 1986, John F. Curry was appointed Interim Trustee for the above-named Debtors and by Order entered December 23, 1986, was appointed Trustee pursuant to 11 U.S.C. Section 1104;

WHEREAS, by Orders of the District Court entered January 6, 1987, March 20, 1987 and August 24, 1987, the above-stated cases were consolidated into Gardner-Matthews Plantation Company (86-03801), Hilton Head Hotel Company (86-03803), Vacation Resorts Holdings, Inc. (86-03804),

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 959.00

1.01

INITIALS

1018-A

Vacations Resorts, Inc. (86-03895), and Hilton Head Holdings Corporation (86-03871) (hereinafter referred to as "Debtors");

WHEREAS, the Trustee managed the affairs and operated the businesses of these Debtors pursuant to 11 U.S.C. Section 1106;

WHEREAS, after proper notice and a hearing held on October 13, 1987, the District Court entered an Order confirming the Second Amended Joint Plan of Reorganization on October 15, 1987, which Order became final on October 25, 1987, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference;

WHEREAS, after proper notice and a hearing on October 14, 1987 on the Trustee's amended Complaint to Sell the Debtors' Sea Pines Assets Free and Clear of Liens, Encumbrances and Other Interests, the District Court entered an Order on October 26, 1987, authorizing the Trustee to sell the Sea Pines Assets free and clear of all liens, encumbrances and other claims, except for certain Permitted Exceptions, a copy of which Order is attached hereto as Exhibit "B" and incorporated herein by this reference;

WHEREAS, on October 22, 1987, John F. Curry, Trustee in Bankruptcy for Hilton Head Holdings Corporation and Sea Pines Plantation Company (as Seller), and Sea Pines Associates, Inc. (as Buyer), did enter into an Asset Purchase Agreement for the Sea Pines Assets, which Asset Purchase Agreement was approved by Order of the District Court on October 22, 1987, a copy of which is attached as Exhibit "C";

WHEREAS, Sea Pines Plantation Company has agreed to amend its Articles of Incorporation to change its corporate name to Hilton Head Liquidation Corp. in order to allow Buyer, Sea Pines Associates, Inc., or its designee, to form a new South Carolina corporation under the name of

Sea Pines Plantation Company, Inc., to take title to certain of the assets being conveyed pursuant to the Asset Purchase Agreement;

WHEREAS, Sea Pines Plantation Company so amended its Articles of Incorporation, effective November 1, 1987, and is now known as Hilton Head Liquidation Corp., a copy of which amended Articles of Incorporation are attached hereto as Exhibit "D";

NOW, THEREFORE, Hilton Head Liquidation Corp., a South Carolina corporation, by John F. Curry, its Trustee (hereinafter referred to as "Grantor"), in consideration of the premises and also in consideration of the sum of One and No/100 ($1.00) to it in hand paid at and before the sealing and delivery of these presents by Sea Pines Plantation Company, Inc., whose address is P. O. Box 7000, Hilton Head Island, South Carolina 29938 (hereinafter referred to as "Grantee"), the receipt whereof is hereby acknowledged, has granted, bargained, sold, conveyed and released, and by these presents, does grant, bargain, sell, convey and release unto the said Grantee, its successors and assigns forever, all of its rights, title and interest, whatever the same may be, in and to all of the property described on Exhibit "E" which is attached hereto and incorporated herein by this reference, subject to the Permitted Exceptions listed on Exhibit "F" which is attached hereto and incorporated herein by this reference.

TOGETHER with all and singular the rights, members, hereditaments and appurtenances to the said Premises belonging to or in any wise incident or appertaining thereto.

TO HAVE AND TO HOLD, all and singular the Premises aforementioned unto the said Grantee, its successors and assigns forever.

AND the said Grantor does by and for itself, its successors and assigns warrant and promises to forever defend all and singular the said

Premises unto the said Grantee, its successors and assigns, against itself and its successors and assigns and any person claiming by, through and under Grantor.

IN WITNESS WHEREOF, Grantor has caused these Presents to be executed by their duly authorized representatives and officers and their corporate seals to be hereto affixed this 17th day of November, in the year of Our Lord One Thousand Nine Hundred Eighty-seven and the two hundred and twelfth year of sovereignty and independence of the United States of America.

SIGNED, SEALED AND DELIVERED in the presence of:

Nancy J. Olan

Louise R. Lund

HILTON HEAD LIQUIDATION CORP., (formerly known as Sea Pines Plantation Company), a South Carolina corporation

By: John F. Curry

John F. Curry, its Trustee

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX 999.00

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX 999.00

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX 999.00

1022

419

1190

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX 999.00

SMK-9398

PERSONALLY appeared before me NANCY L. OLAH who, on oath, says that She saw the within named Hilton Head Liquidation Corp., a South Carolina corporation (formerly known as Sea Pines Plantation Company), by John F. Curry, its Trustee, sign the within written instrument, and as its act and deed, deliver the same, and that She with Louise R. Lund witnessed the execution thereof.

Nancy L. Olah

SWORN TO before me this 17th day of November, 1987.

Carol P. Cromer (L.S.)
Notary Public for South Carolina
My Commission Expires: 11/4/93

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX 999.00

SMK-9398

EXHIBIT A

1023
ORIGINAL FILED
at ___ o'clock & ___ min ___ M
OCT 15 1987
GEORGE B. CAUTHEN, CLERK
United States Bankruptcy Court
Columbia, South Carolina

1191

420

UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF SOUTH CAROLINA

IN RE:

GARDNER-MATTHEWS PLANTATION COMPANY,	)	86-03801
HILTON HEAD HOTEL COMPANY,	)	86-03803
VACATION RESORTS HOLDING, INC.,	)	86-03804
VACATION RESORTS, INC.,	)	86-03805
HILTON HEAD HOLDINGS CORPORATION,	)	86-03871
DEBTORS.	)	Chapter 11

ORDER CONFIRMING SECOND AMENDED
JOINT PLAN OF REORGANIZATION

The First Amended Joint Plan of Reorganization came before this Court on a hearing for confirmation commencing on October 13, 1987 subsequent to notice consistent with the Bankruptcy Rules, said Plan having been transmitted to the holders of Claims and Investor Interests of the Debtors and it having been determined after notice and hearing that:

1. The Second Amended Joint Plan of Reorganization (also the "Plan" or the "Second Amended Plan", as the context requires) modifies the First Amended Joint Plan of Reorganization filed on August 24, 1987 to recognize fees due the United States Trustee, to recognize approval of the FSLIC Agreement and Hevletta Agreement, to recognize the failure of certain other Agreements to be consummated, to reflect this Court's Order approving the distribution of proceeds from the sale of Indigo Run

J. S & P/JFS

2309

STATE OF SOUTH CAROLINA)
) LIMITED WARRANTY DEED
COUNTY OF BEAUFORT)

Revenue Stamps
Collected
$ 2618 00
Beaufort County, SC

FOGELMAN PROPERTIES, INC.

in the State aforesaid, for and in consideration of the sum of TEN and 00/100 ($10.00) Dollars AND OTHER VALUABLE CONSIDERATION to it in hand paid at and before the sealing of these presents by Sea Pines Plantation Company, Inc., Post Office Box 7000, Hilton Head Island, South Carolina 29938 in the State aforesaid, (the receipt whereof is hereby acknowledged) has granted, bargained, sold, conveyed and released, and by these presents does grant, bargain, sell, convey and release unto the said SEA PINES PLANTATION COMPANY, INC., its successors and assigns, the following described real property, to wit:

SEE EXHIBIT A, attached hereto and made a part hereof, and subject to those Permitted Exceptions as set forth in Exhibit B, attached hereto and made a part hereof.

The within property is the same property conveyed to Fogelman Properties, Inc. by deed from Universetrust, Inc., dated November 17, 1986 and recorded in Beaufort County Deed Book 463 at Page 1798.

The within deed was prepared in the law offices of Novit & Scarminach, P.A., Post Office Drawer 14, Hilton Head Island, South Carolina 29938.

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX $999.00

TOGETHER with all and singular, the Rights, Members, Hereditaments and Appurtenances to the said Premises belonging, or in anywise incident or appertaining.

TO HAVE AND TO HOLD, the said Premises before mentioned unto the said SEA PINES PLANTATION COMPANY, INC., its successors and assigns forever in fee simple,

and FOGELMAN PROPERTIES, INC. does hereby covenant with Sea Pines Plantation Company, Inc. that Fogelman Properties, Inc. has done nothing to impair such title as Fogelman Properties, Inc. received, and Fogelman Properties, Inc. does by and for itself, its successors and assigns, warrant and promise forever to defend all and singular the said premises and title unto Sea Pines Plantation Company, Inc., its successors and assigns, against itself and its successors and assigns and all persons claiming by, under or through Fogelman Properties, Inc. except for the Permitted Exceptions set forth in Exhibit B attached hereto and incorporated herein by reference.

WITNESS its Hand and Seal, this 15th day of April in the year of our Lord one thousand nine hundred and eighty eight and in the two hundred and thirteenth year of the Sovereignty and Independence of the United States of America.

SIGNED, SEALED AND DELIVERED

[signature]

[signature]

FOGELMAN PROPERTIES, INC.

BY: [signature] President

ATTEST: N/A

STATE OF SOUTH CAROLINA)
)   PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me Charles A. Scarminach, and made oath that (s)he saw the within named FOGELMAN PROPERTIES, INC. by Avron B Fogelman, its President, sign the within Deed and N/A, its N/A, attest the same and that (s)he with Samuel J. Morris III witnessed the execution thereof.

SWORN to before me this 15th day of April, 1988.

(witness)

Notary Public for South Carolina
My Commission expires: 11/29/93

EXHIBIT "A" 2312

LEGAL DESCRIPTION

PARCEL IV - PLANTATION CLUB AND ADJACENT AREAS

ALL that certain piece, parcel or tract or land, containing 8.177 acres, together with improvements thereon, situate, lying and being in Sea Pines Plantation on Hilton Head Island, in the County of Beaufort and State of South Carolina, and being more particularly shown and described on a Plat of "As-Built Plantation Club Additions and Improvements", a Section of Sea Pines Plantation, by Coastal Surveying Co., Inc., dated February 12, 1975, which said plat is duly recorded in the Office of the Clerk of Court for Beaufort County, South Carolina, in Plat Book 23 at Page 94, and having such courses, metes and bounds as shown on said plat, which is incorporated herein by reference and made a part and parcel hereof.

The above described property is composed of a 5.093 acre tract shown as the Plantation Club and Golf Shop on a plat by Richardson & Assoc., Inc., dated February 20, 1974, revised March 20, 1974 (to show an addition of 1.238 acres herein described), recorded in Plat Book 22, Page 80, together with a 2.707 acre tract shown on a Plat of 6.17 acres, adjacent to the East of the Plantation Club and Golf Shop tract, (but excluding the future Villa Site of 3.461 acres), a Section of Sea Pines Plantation, by Richardson & Assoc., Inc., dated April 2, 1974, recorded in Plat Book 22, Page 79, and together with a triangular portion of Fairway No. 1, as shown on Plat of Ocean Golf Course by Richardson & Assoc., Inc., dated April 2, 1974, April 4, 1974, April 25, 1974 and May 3, 1974, recorded in Plat Book 22, Page 82, adjacent to the North of the Plantation Club and Golf Shop tract of 5.093 acres shown on said plat recorded in Plat Book 22, Page 80.

ALSO: All that certain piece, parcel or tract of land, containing 1.238 acres, together with improvements thereon, situate, lying and being in Sea Pines Plantation, on Hilton Head Island, in the County of Beaufort and State of South Carolina, and being that 1.233 acre parcel shown on a Plat of Plantation Clubhouse Tract, by Richardson & Assoc., Inc., dated February 20, 1974, and revised March 20, 1974, to add said 1.238 acres, recorded in the Office of the Clerk of Court for Beaufort County in Plat Book 22, Page 80, and having such courses, metes and bounds as are shown on said plat, which is incorporated herein by reference and made a part and parcel hereof.

The aforesaid properties include the transfer of any and all family dwelling unit development rights, hotel development rights, specifically the right to construct a 100 room hotel on the above described Property and any other rights related thereto as may have been granted to Fogelman Properties, Inc.

BEAUFORT COUNTY TAX MAP REFERENCE

Dist	Map	Submap	Parcel	Block
550	17	A	106	

EXHIBIT "B"

PERMITTED EXCEPTIONS

HHG 88-357

1. Declaration of Rights, Restrictions, Affirmative Obligations, Conditions, ETC., set forth in the Office of the Register of Mesne Conveyance for Beaufort County, South Carolina in Deed Book 243 at Page 743 and in Deed Book 78 at Page 306.

2. Easements, etc. as reflected on the plats recorded in the Office of the Register of Mesne Conveyance for Beaufort County, South Carolina in Plat Book 22 at Pages 79, 80 & 82, Plat Book 23 at Page 94, Plat Book 25 at Page 109, Plat Book 25 at Page 71, Plat Book 25 at Page 67, and Plat Book 22 at Page 33.

3. Easements granted to Sea Pines Water Works Company as recorded in said RMC Office in Deed Book 130 at Page 34 and Deed Book 148 at Page 34.

4. Easements granted to Sea Pines Public Service District recorded in said RMC Office in Deed Book 190 at Page 255, and as amended.

5. Reciprocal Use Agreement between Sea Pines Plantation Company and Hilton Head Plantation Company as recorded in said RMC Office in Deed Book 232 at Page 2013 and as amended.

6. Open Space Restrictions as set forth in the instrument recorded in said RMC Office in Deed Book 135 at Page 9 and Deed Book 224 at Page 1036 and as amended.

7. Regulations for Traffic Control in Sea Pines Plantation as set forth in those instruments recorded in said RMC Office in Deed Book 354 at Page 337, Deed Book 430 at Page 1160 and Deed Book 453 at Page 1625.

8. Additional Declaration of Rights, Restrictions, Affirmative Obligations, Conditions, etc. Which Constitute Covenants Running With Certain Lands of Sea Pines Plantation Company dated February 8, 1984 and recorded in said RMC Office in Deed Book 390 at Page 179.

9. License and Easement Agreement between Sea Pines Plantation Company and Plantation Cablevision, Inc. recorded in said RMC Office in Deed Book 195 at Page 93, as amended and Consent Agreement recorded in Deed Book 454 at Page 525.

10. Commercial Use Covenants dated May 10, 1973 recorded in said RMC Office in Deed Book 209 at Page 1745.

11. Easements granted to Hilton Head Land Associates set forth in that certain deed dated September 14, 1979, recorded in said RMC Office in Deed Book 288 at Page 1433.

12. Grant of Easement for Reclaimed Water Distribution System between Sea Pines Plantation Company and Sea Pines Public Service District as set forth in those instruments recorded in said RMC Office in Deed Book 452 at Page 691 and as shown on Plat Book 33 at Page 231.

13. Golf Facilities Use and Access Agreement recorded in said RMC Office in Deed Book 477 at Page 1276.

14. Grant of Easement to Fogelman Properties, Inc. recorded in said RMC Office in Deed Book 490 at Page 356.

15. Interests created by, or limitations on use imposed by, the Federal Coastal Zone Management Act or other Federal Law or by S.C. Code Sections 48-39-10 through 48-39-220, as amended or any regulations promulgated pursuant to said State or federal laws.

16. All right, title, interest and use in and to that portion of the insured property which lies below the mean high water mark of rivers, creeks or the Atlantic Ocean; and to any property which is or might be considered marsh, swamp or tidal flow areas or which may be claimed by any governmental or quasi-governmental entity or title to any portion of the insured property that may be accreted as defined in the Coastal Tideland and Wetland Act.

17. Taxes and assessments for the year 1988 and subsequent year.

18. Regulations, Requirements and Zoning Ordinances of the Town of Hilton Head Island specifically including the Land Management Ordinance (LMO) of the Town of Hilton Head Island as may be amended.

J.S & P/JPS

RECORDED THIS 10th DAY
OF May 1988
IN BOOK U PAGE 1168A
FEES, $
Mary Ann Graybeal
AUDITOR, BEAUFORT COUNTY, S. C.

FILED AT 2:18 O'CLOCK P M
BEAUFORT COUNTY S. C.
APR 19 1988
RECORDED IN BOOK 499 PAGE 2309
REGISTER OF MESNE CONVEYANCE

EXHIBIT/1

4388/ASSIGN.F --2315

STATE OF SOUTH CAROLINA)
) ASSIGNMENT
COUNTY OF BEAUFORT)

THIS ASSIGNMENT entered into this 18th day of April, 1988, by and between FOGELMAN PROPERTIES, INC., a Tennessee Corporation doing business in South Carolina, whose address is 5400 Poplar Avenue, Memphis, Tennessee 35119 (hereinafter referred to as "Assignor") and SEA PINES PLANTATION COMPANY, INC., a South Carolina Corporation, whose address is P.O. Box 7000, Hilton Head Island, South Carolina 29938 (hereinafter referred to as "Assignee").

W I T N E S S E T H:

WHEREAS, a Settlement Agreement was entered into between the Association of Sea Pines Plantation Owners, Inc. and Edward J. Kusel, and Sea Pines Plantation Company, dated February 8, 1984 ("the Settlement Agreement") which provided in part that no more than One Hundred (100) new Hotel, Motel and/or Inn rooms could be located or constructed in the area referred to as the "Plantation Club Tract" as described in the Settlement Agreement; and

WHEREAS, Sea Pines Plantation Company (now Hilton Head Liquidation Corp.), in order to implement the terms of the Settlement Agreement, thereafter recorded certain restrictive covenants in the Office of the Clerk of Court for Beaufort County South Carolina on March 16, 1984, in Deed Book 390 at Page 201 which in part provide that no more than One Hundred (100) new Hotel, Motel or Inn Rooms could be located or constructed at the Plantation Club Tract as described in said covenants; and

WHEREAS, on or about September 29, 1987, Assignor did enter into a Settlement Agreement ("1987 Settlement Agreement") with John F. Curry ("Trustee") as Chapter 11 Trustee for Hilton Head Holdings Corp., Sea Pines Company, and Sea Pines Plantation Company, wherein the Trustee agreed to convey, quit claim, and assign to the Assignor any claims, rights, title and interest in and to the transferable and assignable 100 hotel room density unit allocation for the Sea Pines Inn and Conference Center located on the Plantation Club Tract; and

WHEREAS, on October 23, 1987, the Trustee conveyed and assigned to Assignor without recourse, all right, title and interest in and to the one hundred (100) hotel room density unit allocation for the Sea Pines Inn and Conference Center by instrument recorded November 17, 1987 in Deed Book 490 at Page 338 in the RMC Office for Beaufort County, South Carolina; and

Site Plans


HARBOUR TOWN GOLF LINK
DRAINAGE IMPROVEMENTS
JOB NUMBER: 13193 12/8/99
LAST REVISED 2/23/2000
GOLF COURSE IMPROVEMENTS
200' 400' 800'
THOMAS B HUTTON ENGINEERING CO
50 PARK OF COMMERCE WAY
SAVANNAH, GA. 31405 (912)234-5300
935 HOUSTON NORTHCUTT BOULEVARD, SUITE 100
MOUNT PLEASANT, S.C. 29464 (843)849-0200


100' POWERLINE EASEMENT
PARKING CROSS-EASEMENT
20' ACCESS EASEMENT
GLENEAGLE GREEN
GREENWOOD FOREST
OPEN SPACE
SPACE
B-C-1
Golf Maintenance and Equipment Bldg.
B-C-2
B-C-3A
B-C-3B
B-C-3C
B-C-4
S 67°39'43" E — 358.53
S 67°39'43" E — 373.10
S 55°52'00" W — 176.85
S 58°16'10" W — 151.57
S 50°25'54" W — 97.03
S 34°46'37" W — 142.02
N 57°29'00" W — 90.40
S 55°52'00" W — 137.51
85.0±
37.0±
116.21
25.36
171.09
151.53
Revised 5/6/98
EXHIBIT A


SITE PLAN
FOR:
HERITAGE CONFERENCE CENTER
AND
INN at HARBOUR TOWN
HILTON HEAD ISLAND, SOUTH CAROLINA
TENNIS PRO SHOP
HARBOUR TOWN GOLF CLUBHOUSE
PRACTICE PUTTING GREEN
#1 TEE
#9 GREEN
#10 TEE
HERITAGE CONFERENCE CENTER
INN at HARBOUR TOWN
NORTH
0 15' 30' 60' 90' 120'
SCALE: 1" = 30'
Wood+Partners Inc.
WPi
HERITAGE CONFERENCE CENTER &
INN at HARBOUR TOWN
SHEET NUMBER
OF


PALMETTO ELECTRIC POWER SUBSTATION
N/F S.P. SERVICE AREA PARTNERSHIP
GLENEAGLE GREEN
SEA PINES CENTER
HARBOUR TOWN GOLF COURSE 2nd FAIRWAY
B-C-2
B-C-3
B-C-1
20' ACCESS EASEMENT
100' POWERLINE EASEMENT
OPEN SPACE
GREENWOOD FOREST RECREATIONAL AREA
PREPARED FOR: SEA PINES COMPANY
GREENWOOD FOREST SUBDIVISION
153
154
PARCELS B-C-1 & B-C-2
A SECTION OF
SEA PINES
PLANTATION
HILTON HEAD ISLAND, BEAUFORT COUNTY, SOUTH CAROLINA
SURVEYING CONSULTANTS
VICINITY MAP
SITE



NORTH ELEVATION
SCALE: 1/8" = 1'-0"



EAST ELEVATION
SCALE: 1/8" = 1'-0"

LEE & PARKER
architects

The Inn at Harbourtown
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina

SHEET
A.2.1


LEE &
PARKER
architects
The Inn at Harbourtown
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina
A.2.2
SOUTH ELEVATION
SCALE : 1/8" = 1'-0"
WEST ELEVATION
SCALE : 1/8" = 1'-0"



LEE &
PARKER
The Inn at Harbourtown
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina
PARKING LEVEL PLAN
LEGEND
GENERAL NOTES:
A.1.1



LEE & PARKER
803 785 5171
Post Office Box 5010
Hilton Head Island
South Carolina 29938
The Inn at Harbourtown
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina
ROOFTOP TERRACE
OPEN TERRACE
LIBRARY AREA
LOBBY
BAR
MULTIPURPOSE ROOM
SERVICE BAR
CATERING PANTRY
STORAGE
STATION DESK
ICE MACHINE
RECEPTION
SERVICE CORRIDOR
SECURE STORAGE
STORAGE
HOUSEKEEPING ELECTRICAL
GENERAL NOTES:
FIRST FLOOR PLAN
SCALE : 1/8" = 1'-0"
LEGEND
PLAN NORTH
A.1.2


LEE &
PARKER
The Inn at Harbourtown
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina
SECOND FLOOR PLAN
LEGEND
GENERAL NOTES
A.1.3



LEE & PARKER
architects
The Inn at Harbourtown
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina
A.1.4
THIRD FLOOR PLAN
LEGEND
GENERAL NOTES:



TERRACE ELEVATION (EAST)
SCALE : 1/8" = 1'-0" (1/A3.1)



WEST ELEVATION
SCALE : 1/8" = 1'-0" (2/A3.1)

NOTES:



FAIRWAY ELEVATION (SOUTH)
SCALE : 1/8" = 1'-0" (3/A3.1)



LIGHTHOUSE LANE ELEVATION (NORTH)
SCALE : 1/8" = 1'-0" (4/A3.1)

LEE & PARKER
architects

Harbourtown Conference Center
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina

ISSUED
OCT. 10, 1997

A.3.1


LEE & PARKER
architects
Heritage Pro Locker Room Expansion
Harbourtown Conference Center
Sea Pines Plantation
Hilton Head Island, South Carolina
A.1
LOCKER ROOM EXPANDED FLOOR PLAN SHOWING F.F.&E. PLACEMENT
1/4"=1'-0"


LEE & PARKER
architects
Harbourtown Conference Center
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina
ISSUED OCT 10 1997
A.1.1
GROUND FLOOR PLAN
SCALE : 1/8" = 1'-0"
GENERAL NOTES
LEGEND


LEE &
PARKER
architects
Harbourtown Conference Center
11 Lighthouse Lane
Sea Pines Plantation
Hilton Head Island, South Carolina
ISSUED OCT 16 1997
A.1.2
SECOND FLOOR PLAN
SCALE : 1/8" = 1'-0"
GENERAL NOTES
LEGEND

Zoning Excerpts

TOWN OF HILTON HEAD ISLAND

One Town Center Court, Hilton Head Island, S.C. 29928
(843) 341-4600 Fax (843) 842-7728
http://www.ci.hilton-head-island.sc.us

May 15, 2001

Mr. Andy Hinds
Hotel and Club Associates, Inc.
3721-C W. Market Street
Greensboro, NC 27403

Dear Mr. Hinds:

This letter is in response to your questions regarding several areas inside Sea Pines Plantation within the Town of Hilton Head Island. This letter specifically addresses the zoning district and any special conditions as they relate to the following properties: Sea Marsh Golf Course, Ocean Golf Course, Harbour Town Golf Course, Inn at Harbour Town, Conference Center at Harbour Town and the Conference Center at the Sea Marsh and Ocean Golf Courses. The above listed properties are all within the PD-1, Planned Development Mixed Use zoning district. Please see the table below for existing and proposed uses according to the approved Sea Pines master plan.

Tract No.	Existing Uses & Facilities	Proposed Uses
8 -contains Inn at Harbour Town and Harbour Town Conference Center	Harbour Town Club House, Harbour Town Racquet Club, playground, parking lots, swimming pool, snack bar, restaurant, community services and maintenance	Commercial, residential, recreational and institutional, as permitted by covenants
11 -contains Sea Pines Conference Center	Sea Pines Golf Club, Sea Pines Conference Center, swimming pool and tennis courts, restaurants, lounges, parking lot, bicycle and auto rental, golf course storage and maintenance facilities	Hotel, commercial, residential, recreational and institutional, as permitted by covenants

If you need any additional information regarding these properties, please contact me at (843) 341-4698.

Sincerely,

Teri M. Bourgaux

Teri M. Bourgaux
Senior Planner

TOWN OF HILTON HEAD ISLAND, SC
OFFICIAL ZONING MAP



NOTE:
THIS MAP, IN CONJUNCTION WITH THE OVERLAY ZONING DISTRICT MAPS AND THE OFFICIAL STREET MAP OF THE TOWN, COMPRISES THE OFFICIAL ZONING MAP FOR THE TOWN OF HILTON HEAD ISLAND. THIS MAP IS NUMBER 1 IN THIS SERIES OF MAPS.
PORT ROYAL SOUND
SKULL CREEK
ATLANTIC OCEAN
CALIBOGUE SOUND
ZONING DISTRICTS
RESIDENTIAL ZONING DISTRICTS
RS-2 DETACHED SINGLE FAMILY
RS-3 DETACHED SINGLE FAMILY
RS-4 DETACHED SINGLE FAMILY
RS-5 DETACHED SINGLE FAMILY
RM-4 LOW TO MODERATE DENSITY
RM-8 MODERATE DENSITY
RM-12 RESIDENTIAL MODERATE TO HIGH DENSITY
COMMERCIAL ZONING DISTRICTS
CL PARKWAY LIGHT COMMERCIAL
OL OFFICE/INSTITUTIONAL LOW INTENSITY
OM OFFICE/INSTITUTIONAL MODERATE INTENSITY
NC NEIGHBORHOOD COMMERCIAL
CC COMMERCIAL CENTER
IL LIGHT INDUSTRIAL AND COMMERCIAL DISTRIBUTION
MIXED USE ZONING DISTRICTS
PD-1 PLANNED DEVELOPMENT
CMU COMMUNITY MIXED USE
WMU WATER-ORIENTED MIXED USE
RESORT DEVELOPMENT ZONING DISTRICTS
CFB CENTRAL FOREST BEACH
RD RESORT DEVELOPMENT
OTHER ZONING DISTRICTS
PR PARKS, RECREATION AND PUBLIC FACILITIES
CON CONSERVATION
PD-1 MASTER PLANS
HILTON HEAD PLANTATION
INDIGO RUN
LONG COVE CLUB
PALMETTO DUNES
PALMETTO HALL PLANTATION
PORT ROYAL PLANTATION
SEA PINES
SHIPYARD PLANTATION
SPANISH WELLS PLANTATION
WEXFORD PLANTATION
OVERLAY ZONING DISTRICTS
AH AFFORDABLE HOUSING: LMO SECTION 16-4-301
AHZ AIRPORT HAZARD: LMO SECTION 16-4-401
COR CORRIDOR: LMO SECTION 16-4-501
PD-2 PLANNED DEVELOPMENT: LMO SECTION 16-4-601
TOWN OF HILTON HEAD ISLAND PLANNING DEPARTMENT
THIS MAP IS EFFECTIVE AS OF: OCTOBER 5, 1999
1 0 1 2 Miles
N

Environmental Assessment Excerpts

REPORT

OF

ENVIRONMENTAL CONCERNS

AT

SEA PINES PLANTATION

ON

HILTON HEAD ISLAND, SOUTH CAROLINA

MAY 13, 1988

REVISED

SEPTEMBER 13, 1989

PREPARED BY

THOMAS & HUTTON ENGINEERING CO.
SAVANNAH, GEORGIA

J-5645

CONCLUSIONS

1. When the Sea Pines Public Service District obtains final approval from South Carolina Department of Health and Environmental Control to dispose of 5 million gallons per day of treated effluent and the wetlands disposal pipe is completed it would appear that the disposal of treated effluent at Sea Pines would be a non problem.

2. If the incinerator continues to be operated in accordance with the permit and Clean Air Standards Act, the continued use of the incinerator also should be a non problem.

3. The golf course managers and maintenance supervisor appear to be handling and storing pesticides in accordance with South Carolina Department of Health and Environmental Control requirements.

4. The wash facility for the golf course maintenance equipment previously had caused unfavorable comments. The wash facility has been improved significantly. However, some monitoring action from previous washdown activities may be required.

5. The previous dredge activities do not appear to have caused any problems. They appear to have been completed within the confines of the issued permits.

RECOMMENDATIONS

That this report be accepted as a response to specific questions surfaced by the client, the client should realize it offers no guarantees and it only represents a diligent effort by a professional staff.

LEASE AGREEMENTS

mast. facil.

STATE OF SOUTH CAROLINA)
)
COUNTY OF BEAUFORT)

LEASE AGREEMENT
(Sea Pines Service Area)

THIS LEASE AGREEMENT made and entered into as of the 25th day of FEBRUARY, 1995, between SP SERVICE AREA PARTNERSHIP, a South Carolina general partnership, hereinafter called the "Landlord," and SEA PINES COMPANY, INC., a South Carolina corporation, hereinafter called the "Tenant";

1. Description of Premises. The Landlord for and in consideration of the rent herein reserved to be paid by the Tenant and in consideration of the covenants and provisions herein contained, to be kept and performed by the Tenant, does hereby lease unto the Tenant and the Tenant does hereby lease from the Landlord, the following described property, hereinafter referred to as the "Premises":

> ALL those certain parcels of land, and improvements located thereon, situate, lying and being in Sea Pines Plantation on Hilton Head Island, Beaufort County, South Carolina, and being more particularly shown and described as parcels B-C-1, B-C-2 and the 20' Access Easement, on the attached Exhibit A. No portion of the Premises extends beyond the fence separating the Premises from Gleneagle Green or the Chain Fence separating the Premises from parcel B-C-4 as shown on Exhibit A.

TO HAVE AND TO HOLD said Premises unto the Tenant subject to the following conditions and covenants.

2. Use. The Premises shall be used by Tenant for the operation of a warehouse, service and maintenance area for residential, commercial and sports activities within Sea Pines Plantation or upon other properties owned, leased, or managed by the Tenant and no other, unless prior written permission is first obtained from the Landlord, which permission shall not be unreasonably withheld. In occupying the Premises, Tenant shall at all times fully comply with all laws, ordinances, orders and regulations, including all environmental laws and regulations of

the United States of America and the State of South Carolina, of any lawful party and shall keep the same in a neat, clean and attractive condition as they are at the commencement of the this lease term.

3. Term. The Tenant, its successors and assigns, are to have and to hold the above-described Premises together with the rights and appurtenances thereto for a term commencing the first day of March 1, 1995 and ending on February 28, 2015. "Lease Year" means a period of twelve (12) consecutive calendar months with the first Lease Year beginning March 1, 1995 to February 28, 1996. Each succeeding Lease Year shall commence on March 1 and run through February 28 of the succeeding year.

4. Rent.

(a) During the first Lease Year, Tenant covenants and agrees to pay the Landlord the sum of $63,000.00 per year in equal monthly installments of $5,250.00 payable in advance on the first day of each and every month beginning on March 1, 1995. Rent shall be mailed or delivered to and payable to (unless otherwise notified in writing by Landlord):

SP Service Area Partnership
c/o J. B. Fraser
P.O. Box 3269
71 Lighthouse Road, Suite 515
Hilton Head Is., SC 29928

(b) During the second Lease Year and each Lease Year thereafter during the term on this Agreement, Tenant covenants and agrees to pay to Landlord as the rent during each Lease Year an amount equal to the rent paid for the current Lease Year increased by the same percentage as the Revised Consumer Price Index (All Items) for Atlanta, Georgia increases over the previous calendar year ending December 31, with the increased for each Lease Year limited to a maximum of three (3%) percent, computed as follows:

(i) As promptly as practical after the end of each lease year, the Landlord shall compute the increase, if any, in the cost of living for the preceding year

based upon the "Revised Consumers Price Index - Cities (1994 = 100)" hereinafter called the "Index"), published by the Bureau of Labor Statistics of the United States Department of Labor.

(ii) The Index number indicated in the column for the City of Atlanta, entitled "all items" for the year ending December 31, 1994, shall be the "base Index number" and the corresponding Index number for the year ending December 31, 1995, and each year thereafter, shall be the "current Index number."

(iii) The current Index number shall be divided by the base Index number. From the quotient thereof, there shall be subtracted the integer 1, and any resulting positive number shall be the percentage of increase in the cost of living.

(iv) The percentage of increase multiplied by the existing annual rent shall be the increase required to be determined by this paragraph.

(v) The Landlord shall, within a reasonable time after obtaining the appropriate data necessary for computing such increase, give the Tenant notice of any increase so determined, and the Landlord's computation thereof shall be conclusive and binding but shall not preclude any adjustment required in the event of a published amendment of the Index figures- upon which the computation was based. If publication of the Consumer Price Index shall be discontinued, the parties hereto shall thereafter accept comparable statistics on the cost of living for the City of Atlanta, as they shall be computed and published by an agency of the United States or by a responsible financial publication or periodical of recognized authority then to be selected by the parties hereto, or if the parties cannot agree upon a

selection, by arbitration.

(c) Notwithstanding the provisions of Paragraph 4(b) above, in no event shall the rent payable for a succeeding Lease Year be less than that paid for the immediately preceding Lease Year.

5. Examination of Premises. Tenant has been in continuous possession of the Premises for approximately 7 years and accepts the Premises and the improvements upon the Premises in their present "as is" condition.

6. Real Estate Taxes; Property Owners' Assessments. Tenant agrees to pay, as and when the same become due and payable and prior to the same becoming past due, all real estate and personal property taxes and assessments levied or imposed against the Premises. Taxes and assessments for 1995 shall be paid by the Tenant in their entirety as well.

7. Tenant's Alterations. The Tenant shall have the right, from time to time, to make all such alterations and improvements to the interior or exterior of the improvements on the leased property and make any structural renovations or construct additional improvements as shall be reasonably necessary or appropriate in the Tenant's judgment for the Tenant's conduct thereon of its business, provided that prior to the commencement of such alterations or improvements, the Landlord shall in each case received copies of the plans for such renovations or improvements and Tenant has obtained all necessary approvals and permits from the Town of Hilton Head Island and any other governmental or quasi-governmental authority with jurisdiction over the Premises for such renovations and improvements.

The Tenant shall indemnify the Landlord against any materialmen's lien or other liens arising out of the making of any alterations, repairs, additions, or improvements by the Tenant.

All permanent improvements to the leased property, except as hereinafter set out shall become the property of the

Landlord.

8. Maintenance. Tenant, at its sole cost and expense and to the satisfaction of the Landlord, shall maintain and keep in good repair all of the leased property, including the pipes, heating systems, air conditioning system, window glass, fixtures and all other appliances and appurtenances belonging thereto. All repairs and replacements shall be in quality and class at least equal to the original work. Upon default of the Tenant in making such repairs and replacements, the Landlord may, but shall not be required to, make such repairs or replacements for the Tenant's account and expenses thereof shall constitute and be collectible as additional rent.

9. Utilities. The Tenant shall pay for its use of all utilities supplied to the Premises.

10. Losses to Tenant. Landlord shall not be liable to Tenant for any loss or damage suffered by Tenant or others as a result of the unfitness of the Premises.

11. Insurance; Indemnifications.

(a) Casualty Insurance and Loss. The Tenant will, at all times during the term of the Lease, keep the buildings located upon the Premises insured against loss or damage by fire, windstorm and other casualties commonly referred to as extended coverage in an amount acceptable to Landlord and which is adequate to repair or replace any damaged or destroyed improvements and with Landlord as the named insured. During the entire term hereof, Tenant agrees that it will suffer nothing to remain on or about the Premises which may invalidate such insurance or any part thereof. The original of said insurance policy or policies may remain in the possession of Tenant but shall be made available to Landlord if the occasion therefore arises and Tenant shall from time to time upon demand by Landlord deliver to it evidence of such insurance reasonably acceptable to Landlord. No policy shall contain a deductible clause in excess of Five Thousand and No/100 ($5,000.00)

Dollars.

(b) Indemnity-Liability Insurance. Tenant hereby covenants and agrees to indemnify, save and hold harmless the Landlord against any and all suits, losses, damages and expenses incurred or sustained, or that may be based on any alleged injury (including death) to any person or damage to any property that may occur or that may be alleged to have occurred because of or in consequence of Tenant's alleged negligence or that of its agents, servants, or employees, or growing out of the existence, use or occupancy of the Premises or any portion thereof, and whether such claim be made by an employee or Tenant or by a third person, and whether or not it shall be claimed that the alleged injury (including death or damage) was caused through the negligent act or omission of the Landlord, its agents, servants, or employees,and at its own expense, Tenant shall defend any and all such actions, pay all charges of attorneys, and all costs and other expenses arising therefrom.

Tenant agrees to carry throughout the term of the Lease, and any renewals thereof, comprehensive general liability and indemnity insurance without deductible with Landlord named in the policy or policies as an additional insured party, in such amounts as the Landlord may reasonably require. Evidence of said coverage shall be delivered to the Landlord prior to the commencement of the initial term of this Lease and from time to time upon demand of Landlord.

Such insurance may be carried under a blanket policy covering the Premises and other locations of Tenant or its parent corporation. Tenant shall upon request deliver to Landlord a certificate of the aforesaid policy together with evidence of payment therefor.

If at any time or times the Tenant shall neglect to provide such insurance as required by the provisions of this Lease, the Landlord may effect such insurance as the agent of the Tenant

by taking out policies in companies satisfactory to the Landlord. The amount of the premium paid for such insurance by the Landlord with the interest thereon shall be deemed rent and shall be payable with the installment of rent next thereafter due under the terms of this Lease. Upon default by the Tenant in the payment of any installment of rent as thus augmented, in addition to all other appropriate remedies, summary proceedings for the removal of the Tenant from the possession of the Premises for the non-payment of the rent as thus augmented may be prosecuted by the Landlord in the same manner as would be lawful in the case of the non-payment of the rent herein otherwise reserved.

(c) Indemnification by Tenant. Tenant covenants, at its own cost and expense, at all times during the Lease Term, to defend and save Landlord free, harmless and indemnified from all injury, loss, claims or damage (including reasonable attorneys' fees and disbursements) to any person or property arising from, related to or in connection with the use and occupancy of the Premises or conduct or operation of Tenant's business; Tenant shall store its property in and shall occupy the Premises at its own risk; Landlord, its agents and employees shall not be liable for, and Tenant waives all claims, for loss or damage to Tenant's business or damage to person or property sustained by Tenant or any person claiming through Tenant resulting from any accident or occurrence (unless caused by or resulting from the negligence of Landlord, its agents, servants or employees) in or upon the Premises or the building of which they are a part, including but not limited to, claims for damage resulting from: (i) any equipment or appurtenances becoming out of repair; (ii) injury done or occasioned by wind; (iii) any defect in or failure of plumbing, heating, ventilating or air conditioning equipment, electric wiring or installation thereof, water, stairs, porches, railings or walks; (iv) broken glass; (v) the backing up of any sewer pipe or downspout; (vi) the bursting, leaking, or breaking of any water

closet, waste pipe, drain or any other pipe or tank in, upon or about such building or Premises; (vii) the escape of hot water; (viii) water, upon or coming through the roof, skylight, trap door, stairs, doorways, show windows, walks or any other place upon or near such building or the Premises or otherwise; (ix) the falling of any fixture, plaster, tile or stucco.

12. Fire and Other Casualty. The entire risk of loss by fire or other casualty shall be borne by the Tenant. In the event the Premises are damaged or destroyed by fire or other casualty, Tenant shall rebuild or restore the same to as good a condition or better condition than that existing immediately prior to such fire or other casualty and Tenant shall provide any funds in excess of the insurance proceeds required to complete the work.

Should the Tenant for any reason desire to continue to occupy the Premises without rebuilding or repairing any damaged or destroyed improvement upon request by Tenant, the Landlord at its sole option, may elect to accept, in lieu of Tenant's obligation to repair or rebuild, the full amount of the insurance proceeds plus such additional sum as may be due from Tenant to cover the difference between the amount of the insurance proceeds and the estimated cost of completing the work.

Should the Landlord not elect to accept the insurance proceeds and cash payment but require the Tenant to comply with its obligation to repair or restore it agrees to make the insurance proceeds available to the Tenant for the sole purpose of applying such proceeds to the cost of said repairs.

Tenant agrees to proceed promptly with the repairs and during the period of any such repair or restoration the rent shall not abate.

13. Abandonment. In the event Tenant ceases to occupy the Premises before the expiration of the term hereof, or shall not operate said business in a normal manner for a period in excess of ninety (90) consecutive days, Landlord, in addition to the other

remedies granted to it by this Lease and by law, shall have the right to immediately enter and take possession of Premises and thereby terminate the term of this Lease. No such entry shall bar Landlord from the recovery of rent or damages for breach of any covenants hereof by Tenant.

14. Holding Over. In the event Tenant remains in possession of the Premises after the expiration of the term hereof, including any extension of the term, and without the execution of a new lease, Tenant shall occupy the Premises only as a Tenant holding over and may be dispossessed but, until dispossessed, shall be subject to all the conditions of this Lease insofar as consistent with such relationship.

15. Assignment and Subletting. Tenant may sublet the Premises or any part thereof, or permit the use of same by anyone other than Tenant without prior consent of Landlord, provided, however, such assignment, transfer or subletting shall not relieve Tenant of any obligation hereunder.

16. Litigation Expenses. In the event it becomes necessary for either party to initiate any claim or proceeding in order to enforce its alleged rights under the terms of this Lease, then the prevailing party shall be entitled to reimbursement of its costs and reasonable attorneys' fees incurred as a result of any such claim, proceeding or litigation, including but not limited to those caused by appellate proceedings.

17. Default.

(a) Rental Default. In the event Tenant shall fail to pay rent when due and the rent remains past due for ten (10) days after Tenant's receipt of written notice from Landlord of such delinquency, Landlord shall have the following rights:

(1) To declare this Lease forfeited.

(2) To declare this Lease terminated except for the purposes of enforcing the rights of Landlord then accrued hereunder.

(3) To eject Tenant but to hold Tenant responsible for the unexpired term, and in connection therewith, Landlord shall advertise the Premises or any part thereof for rent for the whole or any part of the unexpired term, or may with or without advertisement and either after public notice or by private negotiations, in order to minimize Tenant's loss and to secure the best rental, rent the same all for the account of the Tenant, and shall have the right to charge and collect from Tenant any difference between the sum or sums realized from such subletting for Tenant's account and the contract price in this Lease agreed to be paid by Tenant.

It is further mutually agreed that any such subletting by or on behalf of the Landlord, as hereinabove set forth, will not in any sense be a breach of contract on the part of the Landlord, but that any such subletting will as agent for Tenant and for Tenant's account in order to minimize Landlord's damages.

(b) Other Default.

(1) If Tenant shall be in default in performing any of the terms and provisions of this Lease, other than the provisions requiring the payment of rent, and if the Landlord shall give the Tenant notice of such default in writing by certified mail, and if Tenant shall fail to cure such default within sixty (60) days after the date of receipt of such notice, or, if the default is of such a character as to require more than sixty (60) days to cure, then if Tenant shall fail to use reasonable diligence in curing such default, then and in any such event, Landlord may cure any such default for the account of and at the cost and expense of Tenant, and all sums so expended by Landlord shall be deemed to be additional rent and on demand shall be paid by the Tenant on the day when rent shall next become due and payable; or, at

Landlord's option, Landlord may declare this Lease to be at an end, in which latter event the pertinent provisions of the paragraph covering other types of default shall be applicable.

(2) In addition to the foregoing, any of the following acts of or in behalf of the Tenant shall immediately terminate this lease:

(a) executes an assignment for the benefit of creditors;

(b) is adjudicated bankrupt or insolvent;

(c) applies for or consents to the appointment of a receiver or liquidator of it or of all or a substantial part of its assets;

(d) files a voluntary petition in bankruptcy or petition or answer seeking organization or an arrangement with creditors or seeking to take advantage or any other relief under any bankruptcy, reorganization, debtor's relief or other insolvency law now or hereafter existing;

(e) does not discharge an involuntary petition in bankruptcy filed against it within sixty (60) days thereof;

(f) files an answer admitting the material allegations of, or consenting to, or default in answering a petition filed against it in any bankruptcy, reorganization or other insolvency proceeding;

(g) institutes or voluntarily is or becomes a party to any judicial proceedings intended to effect a discharge of its

debts, in whole or in part, or a postponement of the maturity or the collection thereof.

18. Right of First Refusal to Purchase the Premises. The Tenant shall have the exclusive option during the term of this Lease to purchase the Premises, or any portion thereof, in the event of a proposed sale by Landlord to an unrelated third party at the price and on the terms of any bona fide offer for such property made in writing to the Landlord by such third party. Landlord agrees to notify the Tenant of any such bona fide offer and Tenant shall have thirty (30) days after written notice of the material terms of the offer to exercise this purchase option and close on the purchase of the Premises. This right of first refusal shall not apply to any transfers of partnership interest within SP Service Area Partnership, including but not limited to transfers between partners or family members and affiliates of partners, or trusts established by partners; or reorganizations involving any partnership interest held by corporate partners or trusts; or the reorganization of the partnership which is the Landlord as long as the then current partners of SP Service Area Partnership, the Landlord, maintain a minimum equity interest equal to one-third in any such new entity.

19. Condemnation. If the Premises, or any part thereof, is taken by eminent domain, this Lease shall expire on the date when the Premises shall be so taken, and the rent shall be apportioned as of that date. No part of any award for the Landlord's interest in the Premises shall belong to the Tenant.

20. Modification. No modification, alteration or amendment of this Lease shall be binding unless in writing and executed by the parties hereto, their heirs, successors or assigns.

21. Termination. Upon the expiration or earlier termination of the term hereof, the Tenant shall yield up peacefully and quietly to the Landlord possession of the Premises

in as good condition as they were at the commencement of this Lease, reasonable wear and tear and damage by fire or other casualty or the elements otherwise herein provided for excepted.

22. Notice. Until notified by the other to the contrary, all notices authorized or required to be given to the Landlord shall be personally delivered or sent to Landlord, by prepaid mail, and addressed to:

SP Service Area Partnership
c/o Joseph B. Fraser, Jr.
Post Office Box 3269
Hilton Head Island, SC 29928

and those authorized or required to be given to Tenant shall be personally delivered or sent to Tenant, by prepaid mail, and addressed to:

President
Sea Pines Company, Inc.
P.O. Drawer 7000
Hilton Head Island, SC 29938

23. Relationship Between the Parties. The Landlord and the Tenant are not and shall not be considered joint adventurers nor partners and neither shall have the power to bind or obligate the other except as set forth herein.

24. Recordable Instrument. The parties hereto agree, upon the request of either, to execute a declaration of lease to be recorded in lieu of a recording of this lease agreement.

25. Headnotes. The headnotes to the sections of this Lease are inserted only as a matter of convenience and for reference, and in no way confine, limit or describe the scope of intent of any section of this Lease nor in any way affect this Lease.

26. Rights of Parties. The provisions of this Lease shall bind and inure to the benefit of the parties hereto, their legal representatives, heirs, successors and assigns. Feminine or

neuter pronouns shall be substituted for those of the masculine form, and the plural shall be substituted for the singular number in any place or places herein in which the context may require.

27. Entire Agreement. Neither the Landlord nor the Tenant nor any of their agents have made any statement, promises or agreements, verbally or in writing, in conflict with the terms of this Lease. Any and all representations by either of the parties or their agents made during negotiations prior to execution of this Lease and which representations are not contained in the provisions hereof shall not be binding upon either of the parties hereto. It is further agreed that this Lease contains the entire agreement between the parties, and no rights are to be conferred upon any party until this Lease has been executed by all parties.

28. Quiet Enjoyment. Landlord is lawfully seized of and in possession of the Premises and agrees that the Tenant, upon the payment of rent and the faithful performance of all of the terms and obligations of this Lease, may quietly hold and enjoy the Premises free from hindrance or molestation by Landlord, except that the use of the Parking Area is non-exclusive.

29. Hazardous Materials.

(a) Tenant shall not cause or permit any Hazardous Material to be brought upon, kept, or used in or about the Premises by Tenant, its agents, employees, contractors or invitees, without the prior written consent of Landlord (which Landlord shall not unreasonably withhold as long as Tenant demonstrates to Landlord's reasonable satisfaction that such Hazardous Material is necessary or useful to Tenant's business and will be used, kept and stored in a manner that complies with all laws regulating any such Hazardous Material so brought upon or used or kept in or about the Premises). If Tenant breaches the obligations stated in the preceding sentence, or if the presence of Hazardous Material on the Premises caused or permitted by Tenant results in contamination of the Premises, or if contamination of the Premises by Hazardous Material

otherwise occurs for which Tenant is legally liable to Landlord for damage resulting therefrom, then Tenant shall indemnify, defend and hold Landlord harmless from any and all claims, judgments, damages, penalties, fines, costs, liabilities or losses (including, without limitation, diminution in value of the Premises, damages for the loss or restriction on use of rentable or usable space or any amenity of the Premises, damages arising from any adverse impact on marketing of space, and sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees) which arise during or after the lease term as a result of such contamination. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, remedial, removal, or restoration work required by any federal, state, or local governmental agency or political subdivision because of Hazardous Material present in the soil or ground water on or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Material on the Premises caused or permitted by Tenant results in any contamination of the Premises, Tenant shall promptly take all actions at its sole expense as are necessary to return the Premises to the condition existing prior to the introduction of any such Hazardous Material to the Premises; provided that Landlord's approval of such actions shall first be obtained, which approval shall not be unreasonably withheld so long as such actions would not potentially have any material adverse long-term or short-term effect on the Premises.

(b) As used herein, the term "Hazardous Material" means any hazardous or toxic substance, material or waste which is or becomes regulated by any local governmental authority, the State of South Carolina or the United States Government.

29. Miscellaneous.

(a) Tenant is hereby conveyed a non-exclusive easement for ingress and egress over the roads and walkways located

on land and easements held by Landlord leading into the Premises from Lighthouse Road in Sea Pines Plantation. Landlord reserves the right to modify or relocate this road easement; provided, however, any relocation of the road easement shall not unreasonably interfere with Tenant's access to the Premises.

(b) Tenant is hereby granted a non-exclusive right to park automobiles, vans and trucks (not larger than one-half ton) within a portion of the 100' Power Line Easement located adjacent to the Premises in the area marked as "Parking Cross-Easement" on Exhibit A for the term of this Lease (the "Parking Area" - references to the Premises hereinabove shall also include the Parking Area). Tractors, mowers and other equipment not generally considered an automobile, van or truck shall not permitted to be stored in the Parking Area. The use of the Parking Area shall be subject to the terms and conditions of the underlying power line easement.

(c) Landlord agrees to rent to the Tenant the additional area shown on Exhibit A as parcel B-C-3C (the "Additional Parcel") beginning no later than October 1, 1995 for the balance of the lease term for an additional $1,500.00 per year or $125.00 per month for the balance of the first Lease Year of this Lease. Upon the inclusion of the Additional Parcel into the Premises the monthly rent for the balance of the first year of this Lease shall be increased by $125.00 and the definition of the Premises shall also include the Additional Parcel for all other purposes under this Lease.

(This space has been intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have executed this Lease Agreement under seal on the day and year first above written as the date hereof.

SIGNED, SEALED AND DELIVERED IN THE PRESENCE OF:

LANDLORD:

SP SERVICE AREA PARTNERSHIP

By: Joseph B. Fraser
Partner

By: Piney Land Company
Partner

By: E. M. Payne III
President

TENANT:
SEA PINES COMPANY, INC.

By:

Its: President

Attest:

Its: Secretary

EXHIBIT A


Revised 5/6/98
GLENEAGLE GREEN
SPACE
B-C-1
Golf Maintenance and Equipment Bldg.
B-C-2
B-C-3C
B-C-3B
B-C-3A
B-C-4
25' ACCESS EASEMENT
S 55°52'00" W— 176.85
S 56°16'10" W— 151.57
S 34°46'37" W— 143.02
S 50°25'54" W— 97.03
PARKING CROSS EASEMENT
100' POWERLINE EASEMENT
GREENWOOD FOREST
OPEN SPACE

STATE OF SOUTH CAROLINA)
)
)
) ADDENDUM TO LEASE AGREEMENT
) (Sea Pines Service Area)
COUNTY OF BEAUFORT)

This Addendum To Lease Agreement dated the _____ day of February, 1995 by and between SP SERVICE AREA PARTNERSHIP, a South Carolina General Partnership, hereinafter called the "Landlord", and SEA PINES COMPANY, INC., a South Carolina corporation, hereinafter called the "Tenant".

WHEREAS, the Landlord and Tenant have executed that certain "LEASE AGREEMENT (Sea Pines Service Area), a copy of which is attached hereto as Exhibit "A" and which shall hereinafter be referred to as the "Lease"; and

WHEREAS, the Landlord and Tenant now desire to enter into the within Addendum to provide for a Tenant's right of first refusal to purchase the Premises; and

NOW THEREFORE, for Ten and No/100 ($10.00) Dollars and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Landlord and Tenant agree as follows:

1. The above WHEREAS clauses, by this reference thereto, are hereby incorporated into the body of this Addendum.

2. The Landlord hereby grants to the Tenant a right of first refusal to purchase the Premises described in the Lease, together with the property described at Exhibit "B", upon the following terms and conditions. Prior to Landlord's sale or conveyance of the Premises and/or Property at Exhibit "B", Landlord shall submit to Tenant in writing, the price for which Landlord desires to sell the Premises or Property and Tenant shall, for a period of thirty (30) days after receipt of such written notice, have the right to notify Landlord in writing of Tenant's intention to purchase the Premises and/or Property at Exhibit "B" for the price so indicated in the notice, in which event the Landlord shall sell the Premises and/or Property to Tenant for said price. The within right of first refusal shall apply not only to the real estate comprising the Premises and the Property at Exhibit "B" but also alternatively to the Partnership or Partnership interest(s) holding title to the said Premises and Property. This within right of first refusal shall survive the expiration or earlier termination of the Lease term and any extensions or renewals thereof.

IN WITNESS WHEREOF, the parties hereto have caused their seals to be set as of the ____ day of February, 1995.

SIGNED; SEALED AND DELIVERED IN THE PRESENCE OF:

____

____

____

____

____

____

LANDLORD:

SP SERVICE AREA PARTNERSHIP

By: ______________________________
Joseph B. Fraser
Partner

By: ______________________________
Piney Land Company
Partner

By: ______________________________
E.M. Payne III
President

TENANT:
SEA PINES COMPANY, INC.

By: ______________________________

Its: ______________________________

Attest: ______________________________

Its: ______________________________

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Company, Inc., by ____________________________, its ______________________________ _____, and ____, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with __________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
_____________________________) ______________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Service Area Partnership, by _________________________________, its __________ _________________________, and ________________________, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with _________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of ______________, 1995.)
)
)
____________________________) ______________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
)
)
) ADDENDUM TO LEASE AGREEMENT
) (Sea Pines Service Area)
COUNTY OF BEAUFORT)

This Addendum To Lease Agreement dated the _____ day of February, 1995 by and between SP SERVICE AREA PARTNERSHIP, a South Carolina General Partnership, hereinafter called the "Landlord", and SEA PINES COMPANY, INC., a South Carolina corporation, hereinafter called the "Tenant".

WHEREAS, the Landlord and Tenant have executed that certain "LEASE AGREEMENT (Sea Pines Service Area), a copy of which is attached hereto as Exhibit "A" and which shall hereinafter be referred to as the "Lease"; and

WHEREAS, the Landlord and Tenant now desire to enter into the within Addendum in order to modify certain provisions of the Lease.

NOW THEREFORE, for Ten and No/100 ($10.00) Dollars and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Landlord and Tenant agree as follows:

1. The above WHEREAS clauses, by this reference thereto, are hereby incorporated into the body of this Addendum.

2. Paragraph 4 of the Lease shall be and is hereby amended to provide that the base rent of $5,250.00 per month shall remain constant until the commencement of the fourth (4th) Lease Year whereupon it shall be increased proportionate to the cumulative increase in the Revised Consumer Price Index (All Items) for Atlanta, Georgia increases since the commencement of the lease term. Said base rent, as increased at the commencement of the fourth (4th) lease year, shall thereupon remain constant until the commencement of the tenth (10th) lease year whereupon it shall be increased proportionate to the cumulative increase in the Revised Consumer Price Index (All Items) for Atlanta, Georgia since the commencement of the fourth (4th) lease year. The base rent shall thereupon remain constant for the remainder of the lease term.

3. Paragraph 8 of the Lease shall be and hereby is amended to read as follows:

"Tenant, at its sole cost and expense and to the satisfaction of the Landlord, shall maintain and keep in at least as good condition and repair as at the commencement of the within lease term all of the leased property, including the pipes, heating systems, air conditioning system, window glass, fixtures and all other appliances and appurtenances belonging thereto, normal wear and tear excepted. All repairs and replacements shall be in quality and class at least equal to their original work, normal wear and tear excepted. Upon default of the Tenant in making such repairs and replacements, the Landlord may, but shall not be required to, make such repairs or replacements for the Tenant's account and expenses thereof shall constitute and be collectible as additional rent."

4. Subparagraph (c) shall be and hereby is added to Paragraph 29 of the Lease as follows:

"At the expiration or earlier termination of the within Lease Agreement, Tenant shall have the right to cause, at its expense, an inspection of the Premises and property by a mutually acceptable expert in order to determine the existence of any unlawful contamination of the Premises and if such inspection or re-inspection cause to be performed at Tenant's request and expense results in a finding of no unlawful contamination then such inspection shall be considered conclusive and Tenant shall be deemed to have no further liability or potential liability under the terms of the within Paragraph 29."

IN WITNESS WHEREOF, the parties hereto have caused their seals to be set as of the ____ day of February, 1995.

SIGNED; SEALED AND DELIVERED IN THE PRESENCE OF:

____

____

____

____

____

____

LANDLORD:

SP SERVICE AREA PARTNERSHIP

By: ______________________
Joseph B. Fraser
Partner

By: ______________________
Piney Land Company
Partner

By: ______________________
E.M. Payne III
President

TENANT:
SEA PINES COMPANY, INC.

By: ______________________

Its: ______________________

Attest: ______________________

Its: ______________________

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Company, Inc., by ______________________________, its ______________________________ _____, and ______________________________, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with ______________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
______________________________) ______________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Service Area Partnership, by ________________________________, its ____________ ________________________, and ________________________, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with ________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
_______________________________) _______________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
)
)
) ADDENDUM TO LEASE AGREEMENT
) (Sea Pines Service Area)
COUNTY OF BEAUFORT)

This Addendum To Lease Agreement dated the _____ day of February, 1995 by and between SP SERVICE AREA PARTNERSHIP, a South Carolina General Partnership, hereinafter called the "Landlord", and SEA PINES COMPANY, INC., a South Carolina corporation, hereinafter called the "Tenant".

WHEREAS, the Landlord and Tenant have executed that certain "LEASE AGREEMENT (Sea Pines Service Area), a copy of which is attached hereto as Exhibit "A" and which shall hereinafter be referred to as the "Lease"; and

WHEREAS, the Landlord and Tenant now desire to enter into the within Addendum to provide for a Tenant's right of first refusal to expand the Premises to include that additional parcel shown and described as Parcel ____ on Exhibit "B" attached hereto and incorporated herein;

NOW THEREFORE, for Ten and No/100 ($10.00) Dollars and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Landlord and Tenant agree as follows:

1. The above WHEREAS clauses, by this reference thereto, are hereby incorporated into the body of this Addendum.

2. Upon the same terms and conditions as contained in the Lease, Landlord and Tenant hereby agree to expand the leased Premises to include the property shown and described as Parcel ___ on Exhibit "B". For and in consideration of Landlord's agreement to expand the Premises, Tenant shall pay an additional sum of _____ as rent for lease of the property described at Exhibit "B", which rent shall be payable and subject to increases upon the same terms and conditions as described in the Lease and any Addenda thereto.

IN WITNESS WHEREOF, the parties hereto have caused their seals to be set as of the ____ day of February, 1995.

SIGNED; SEALED AND DELIVERED IN THE PRESENCE OF:

____

____

____

____

LANDLORD:

SP SERVICE AREA PARTNERSHIP

By: ______________________________
Joseph B. Fraser
Partner

By: ______________________________
Piney Land Company
Partner

By: ______________________________
E.M. Payne III
President

____

____

TENANT:
SEA PINES COMPANY, INC.

By: ______________________________

Its: ______________________________

Attest: ______________________________

Its: ______________________________

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Service Area Partnership, by ______________________________, its __________ ________________________, and ________________________, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with ______________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of ______________, 1995.)
)
)
______________________________) ______________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ________________________________, and made oath that he saw the within named Sea Pines Company, Inc., by ________________________________, its ________________________________ _____, and ____, its ________________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with ______________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
______________________________) ______________________________
Notary Public for South Carolina

Comparable Golf Club Sales

GOLF SALE #1

NAME:	**Oyster Reef Golf Club**
LOCATION:	155 High Bluff Road, Hilton Head Island, Beaufort County, South Carolina
DATE OF SALE:	March 3, 2000
GRANTOR:	Oyster Reef Golf Club, Inc.
GRANTEE:	National Golf Operating Partnership, L.P.
LEGAL REFERENCE:	1267-351
DESCRIPTION:	
Type of Facility:	Semi-Private
Holes:	18
Acres:	187.575
Yards:	6973
Golf Course:	The course was designed by Rees Jones and opened in 1982. Both the greens and fairways are Bermuda grass. The course features elevated tees and dogleg fairways that are accented by strategically placed bunkers and mounds. The par 72 has a maximum layout of 7,023 yards, a course rating of 73.7 and a slope of 131.
Club House:	9,750 sq. ft wood frame building with gable roof
Amenities:	A full service bar, restaurant, and snack bar are located on the premises. There is also a putting green, driving range, sand and chipping areas, a teaching pro, and a pro shop. Carts are included in the green fees, and rental clubs are available.
Equipment:	Maintenance equipment and golf carts are leased.
SALES PRICE:	$7,100,000
Terms:	Cash to seller
Price Per Acre:	$37,852
Price Per Hole:	$394,444
Price Per Yard:	$1,018
Price Per Round:	$222
ECONOMIC INDICATORS:	
Gross Income:	Not Available
Operating Expenses:	Not Available
Net Operating Income:	Not Available
Gross Income Mult. (GIM):	Not Available
Overall Cap Rate (OAR):	Not Available
OPERATING DATA:	
Rounds:	32,000
COMMENTS:	Oyster Reef was a member-owned, not for profit club that offered equity memberships until it was sold. It is now managed by American Golf Corp. and is semi-private as of March 2000. Non-equity memberships are $10,000. Existing members were grandfathered in with no initiation fees. The dues for 2000 are approximately $4,900.

GOLF SALE #2

NAME:	**The Golf Club of Georgia**	
LOCATION:	One Golf Club Drive, Fulton County, Alpharetta, GA,	
DATE OF SALE:	July 2001	
GRANTOR:	Fuji Development USA, Ltd.	
GRANTEE:	The membership of The Golf Club of Georgia	
DESCRIPTION:		
Type of Facility:	Private	
Acres:	479.3	
Holes:	36	
Yards:	7,020 Lakeside and 6,959 Creekside = 13,979	
Golf Course:	Arthur Hill course built in 1991, (Lakeside), 1994/1995, (Creekside). These Creekside course has a 74.4 course rating and slope of 144. These Lakeside course has a 74.5 course rating and slope of 141. This course has won accolades in Golf Digest. The Creekside course was ranked 13th Best in State for 1997-1998. Lakeside was ranked 4th Best in State in 1995-1996 and 6th in 1997-1998.	
Clubhouse:	A 59,000 square foot clubhouse/cart storage building, two lodges with 2,250 square feet each. 10,500 square foot maintenance building.	
Amenities:	A two-ended practice range, short game practice area and three practice putting greens.	
SALES PRICE:	$23,500,000	
Terms:	Cash to seller.	
Price Per Acre:	$49,030	
Price Per Hole:	$652,778	
Price Per Yard:	$1,681	
Price Per Round:	$603	
ECONOMIC INDICATORS:	2000	Buyer's Projections
Gross Income	$9,100,000	$10,200,000
Operating Expenses	$6,700,000	$7,650,000 (75.0%)
Net Operating Income:	$2,400,000	$2,550,000
Gross Income Multiplier		2.30
Overall Cap Rate (OAR):		10.85%
OPERATING DATA:		
Rounds of Golf:	32,600	39,000
Membership:	760	840
Membership Fees:	$4,041 annually.	
Guest Fees:	Weekday and weekend accompanied guest fees for 18-holes is $150 for 18-holes. Only members of the club and their guests are allowed to play these courses.	

GOLF SALE #3

NAME:	**Hyatt Bear Creek & Racquet Club**
LOCATION:	Grapevine, TX
DATE OF SALE:	February 2000
GRANTOR:	Hunt Properties (Woodbine)
GRANTEE:	Club Corporation of America
LEGAL REFERENCE:	42X
DESCRIPTION:	
Type of Facility:	Daily Fee
Holes:	36
Acres:	335.00
Yards:	6,669
Golf Course	This course has two regulation eighteen hole courses. These courses hosted one of the PGA qualifiers in 1985, and the Texas State Open in 1984. Both courses have tree lined fairways. The greens usually have good speed. Many of the tees and greens are elevated.
Club House:	Clubhouse, pro shop, locker rooms, lounge and bar
Amenities:	There is a driving range, putting green, sand and chipping areas, teaching pro, pro shop, tennis and racquets ball courts.
Equipment:	Electric carts are included in the greens fee.
SALES PRICE:	$16,000,000
Terms:	Cash to Seller
Price Per Acre:	$47,761
Price Per Hole:	$444,444
Price Per Yard:	$2,399
Price Per Round:	$213
ECONOMIC INDICATORS:	
Gross Income:	$5,400,000
Operating Expenses:	$3,996,000 (74.0%)
Net Operating Income:	$1,404,000
Gross Income Multiplier (GIM):	2.96
Overall Cap Rate (OAR):	11.40%
OPERATING DATA:	
Greens Fees:	$78.00 (average daily) $88.00 (average weekend)
Rounds:	Approx. 75,000
COMMENTS:	Ted Robinson designed both courses. The East course was opened in 1980 and the West in 1981.

GOLF SALE #4

NAME:	**Pine Lakes Country Club**
LOCATION:	5603 Woodside Avenue, Myrtle Beach, Horry County, South Carolina
DATE OF SALE:	July 26, 2001
GRANTOR:	Miles Management Group Limited Partnership
GRANTEE:	Myrtle Beach Farms Company, Inc.
LEGAL REFERENCE:	Deed Book 2394, Page 729
DESCRIPTION:	
Type of Facility:	Semi-Private
Acres:	134.9 Acres
Holes:	18
Yards:	6,701
Golf Course:	This is the oldest course in Myrtle Beach. The first president of the PGA, Robert White, designed this course in 1926. The design of this course is similar to that of Scottish links. The par 71 has a slope of 72.0 and a course rating of 130. This club was the site of the 1988 National Golf Writers Tournament and the site of the 1992 DuPont World Amateur Handicap Championship finals.
Amenities:	There is a large clubhouse with a pro shop, snack bar and full service bar, a putting green, driving range, and a teaching pro on site.

SALES PRICE:	$10,000,000
Terms:	Cash to Seller
Price Per Acre:	$74,129
Price Per Hole:	$555,556
Price Per Yard:	$1,492
Price Per Round:	$286

ECONOMIC INDICATORS:	2000 Actuals	Pro Forma
Gross Income:	$3,000,000	$3,500,000
Operating Expenses:	$2,500,000 (83.3%)	N/A
Net Operating Inc:	$500,000	N/A
Gross Income Multiplier (GIM):	3.33	2.86
Overall Cap Rate (OAR):	5.00%	N/A

OPERATING DATA:	
Rounds of Golf:	35,000
Greens Fee:	$75.00 (weekend and weekday). Cart fees are included.
Membership:	225 members. Initiation fees are $8,500, and dues are $1,200 per year.

GOLF SALE #5

NAME:	**Mid-South Golf Club (formerly Plantation Golf Club)**
LOCATION:	1 Midland Rd, Pinehurst, Moore County, North Carolina 28374
DATE OF SALE:	August 9, 2002
GRANTOR:	Plantation Golf, LLC (FKA Plantation Pinehurst Golf, LLC)
GRANTEE:	Plantation Investors, LLC
DESCRIPTION	
Type of Facility	Private
Acres:	398.92 Acres (Including 106 acres of excess land)
Holes:	18
Yards:	7,123
Golf Course	This course was designed by Arnold Palmer in 1993. The course rating of this par 72 is 74 and the slope is 140. Water hazards come into play approximately eight times. The terrain is somewhat rolling, but there are some severe undulations that can cause uneven lies. "
Clubhouse:	Modular building of 2,912 square feet.
Amenities:	Driving range, putting green, chipping and sand areas, teaching pro on-site, food and beverage facilities, and a golf maintenance building.
Equipment:	Included
Golf Carts:	Electric carts
SALES PRICE:	$10,200,000 allocated for golf course & club amenities
Terms:	Cash to Seller
Price Per Acre:	$34,822
Price Per Hole:	$566,667
Price Per Yard:	$1,432
Price Per Round:	$408
ECONOMIC INDICATORS:	
Gross Income:	N/A
Operating Expenses:	N/A
Net Operating Income:	N/A
Gross Income Multiplier (GIM):	N/A
Overall Cap Rate (OAR):	N/A
OPERATING DATA:	
Rounds of Golf:	25,000
Greens Fee:	Nine hole greens fees are $115. 18 hole greens fees are $200. Cart fees are included in these fees.
Membership Information:	Initiation fees are $17,500. Dues range from $34 per month for international members to $131 per month for Moore County residents. All members must be property owners. POA dues range from $401 to $545 annually, depending on if lots are developed or not.
COMMENTS:	The total purchase price is $12,200,000 and included the golf club, amenities and 106 acres of excess land. The new owners plan to build a permanent clubhouse.

GOLF SALE #6

NAME:	**World Golf Village**
LOCATION:	2 World Golf Village Drive, St. Augustine, Florida
DATE OF SALE:	November 2000
GRANTOR:	Scratch Golf
GRANTEE:	Honours Golf-WGV, LLC
DESCRIPTION:	
Type of Facility:	Resort/Daily Fee
Holes:	36 holes
Acres:	368.45 acres
Yards:	14,218 yards
Golf Course:	The Slammer and the Squire Course are two nine-hole courses played together as an 18-hole course. It was designed by Bobby Weed in 1997 and opened in March of 1998. A wildlife habitat and wetland preserves are on the borders of this course. The greens are very large, and trees native to the area line many of the fairways. The King and the Bear course are also two nine hole courses played together as an 18-hole course. This was designed by Nicklaus and Palmer, and opened in November of 2000. The course blends to distinct styles: the front nine has an open feel, while the back nine is more traditional and tree lined.
Club House:	Each course has its own clubhouse.
Amenities:	There is a pro shop, driving range, putting green, sand and chipping areas, and a teaching pro on site. There is also a beverage cart, restaurant, and full service bar on the premises.
Equipment:	Electric carts are included in the green fees; rental clubs are available.
SALES PRICE:	$35,850,000
Terms:	Cash to Seller
Price Per Acre:	$97,299
Price Per Hole:	$995,833
Price Per Yard:	$4,925
Price Per Round:	$605
ECONOMIC INDICATORS:	Buyer's Projections:
Gross Income:	$8,200,000
Operating Expenses:	$5,600,000 (68.3%)
Net Operating Income:	$2,600,000
Gross Income Multiplier (GIM):	4.37
Overall Cap Rate (OAR):	7.25%
OPERATING DATA:	
Avg. Rounds Per Year:	59,250
COMMENTS:	The two course facilties are located about three miles apart and have separate clubhouses, maintainance facilities, and staffs. There are some economies of scale at the upper management level, but not at the retail level. The Slammer and The Squire course is adjacent to the World Golf Village Hall of Fame attraction. The courses are part of a residential community. There are five different neighborhoods, including condominiums, retirement life-care dwellings, patio homes and single-family homes. Combined there are over 200 home sales. Prices range from $170,000 to $700,000-plus. The marketing time was about 12 months. The financial data above is based on the buyer's projections, which include a 4% replacement reserve.

GOLF SALE #7

NAME:	**Stone Harbor Golf Club**
LOCATION:	Route 9 North, Cape May Court House, Cape May County, New Jersey 08210
DATE OF SALE:	January 2000
GRANTOR:	Stone Harbor Golf Club, Inc.
GRANTEE:	Crown Golf Properties
DESCRIPTION	
Type of Facility	Private
Acres:	132 Acres
Holes:	18 Holes
Yards:	6,922 Yards
Golf Course:	Stone Harbor Club is a par 72 course featuring five set of tees, water hazards on eleven of the eighteen holes and 41 bunkers. This is a world class facility that offers challenging terrain as well as fun for golfers of all skill levels. Designed by renowned golf architect Desmond Muirhead and opened in 1988, Stone Harbor is surrounded by stunning scenery and unparalleled course conditions. The course rating is 74.4 and the slope is 141.
Clubhouse:	The clubhouse is 15,500 SF. It features the golf pro shop and a dining room with full banquet facilities.
Amenities:	There is an extensive practice area for driving, chipping, and putting, and snack bar.
Equipment:	
Golf Carts:	
SALES PRICE:	$11,665,000
Terms:	Cash to Seller
Price Per Acre:	$88,371
Price Per Hole:	$648,056
Price Per Yard:	$1,685
Price Per Round:	$402
ECONOMIC INDICATORS:	
Gross Income:	$3,939,000
Operating Expenses:	$2,679,200 (68.0%)
Net Operating Income:	$1,259,800
Gross Income Multiplier (GIM):	2.96
Overall Cap Rate (OAR):	10.79%
OPERATING DATA:	
Rounds of Golf:	29,000
Greens Fee:	During prime playing season, member greens fees are $72.00 Monday through Friday, and Saturday and Sunday after 11 am, and $82.00 on Saturday and Sunday before 11 am. Accompanied guest fees during peak playing season are $77.00 Monday through Friday. During the off-peak season, rates drop to as low as $35.00 for members and $40.00 for accompanied guests.
Cart Fee:	Cart fees are $22.00.
Memberships:	1,400 members at time of sale. All memberships are annual. Associate memberships are $435, plus greens and cart fees. Full memberships are $3,820 for an individual and $5,140 for a family. Corporate memberships range from $5,540 for two designees, to $10,280 for four member designees.

GOLF SALE #8

NAME:	**Hell's Point Golf Club**
LOCATION:	2700 Atwoodtown Road, Virginia Beach, VA
DATE OF SALE:	August 2000
GRANTOR:	Virginia Beach Golf Club, Inc.
GRANTEE:	N/A
DESCRIPTION	
Type of Facility	Semi-Private
Holes:	18
Yards:	6,766
Acres:	179
Rounds:	45,073
Golf Course	The course was built in 1982 and is 179 acres. This course was designed by Rees Jones and has 61 structured bunkers and several lakes that come into play. The fairways are narrow, and the Proshop has been voted one of the best in the country.
Clubhouse:	2,736 SF
Amenities:	Driving Range, Putting Green, Sand & Chipping Areas, and Teaching Pro on Staff.
Equipment:	N/A
Golf Carts:	Available
SALES PRICE:	$8,200,000
Terms:	Cash To Seller
Price Per Acre:	$45,810
Price Per Hole:	$455,556
Price Per Yard:	$1,212
Price Per Round:	$182
ECONOMIC INDICATORS:	Buyer's Projections
Gross Income:	$2,517,700
Operating Expenses:	$1,555,800 (61.8%)
Net Operating Income:	$961,900
Gross Income Multiplier (GIM):	3.26
Overall Cap Rate (OAR):	11.73%
OPERATING DATA:	
Rounds of Golf:	45,000
COMMENTS:	This semi-private club is located in southern Virginia Beach. The financial data is based on the buyer's 1999 budget. The course played 43,500 rounds in 1996, 48,485 rounds in 1997, and 26,000 rounds through July 1998. The buyer has projected 45,000 rounds for 1999. Of the 275 members, 150 are "full" members, and 125 are "associate" members. Other improvements at the course include a 4,700 square foot cart barn and 7,688 square foot maintenance building

GOLF SALE #9

NAME:	**Stow Acres Country Club**
LOCATION:	58 Randall Road, Stow, Middlesex County, Massachusetts
DATE OF SALE:	May 2001
GRANTOR:	Roger Kane
GRANTEE:	Walter Lankau
DESCRIPTION	
Type of Facility	Daily Fee
Acres:	575 acres
Holes:	36 holes
Yards:	13,459 yards
Golf Course	This course has two 18-hole regulation length courses. The North Course was built in 1965 and designed by Geoffrey Cornish & Bill Robinson. It is 6,939 yards with a course rating of 72.8 and a slope of 130. Water comes into play on seven holes. The North Course was host to the 1995 USGA Amateur Public Golf Links Championship. The South Course was built in 1920. It covers 6,520 yards with a course rating of 71.8 and a slope of 120.
Clubhouse:	15,000 SF, two-story building. Contains the pro shop, locker rooms, a grill and bar area, and a banquet room.
Amenities:	Driving range, putting green, chipping bunker, cart storage building, golf school, and equipment storage sheds.
Equipment:	
Golf Carts:	
SALES PRICE:	$33,000,000
Terms:	Cash to Seller
Price Per Acre:	$57,391
Price Per Hole:	$916,667
Price Per Yard:	$2,452
Price Per Round:	$367
ECONOMIC INDICATORS:	2000
Gross Income:	$7,179,652
Operating Expenses:	$4,378,297 (61.0%)
Net Operating Income:	$2,801,355
Gross Income Multiplier (GIM):	4.60
Overall Cap Rate (OAR):	8.49%
OPERATING DATA:	
Rounds of Golf:	90,000
Greens Fee:	18 holes: $40.00 Monday - Thursday, $50.00 Friday – Sunday
Cart Fee:	$28.00 or $14.00 per person for 18 holes
Memberships:	Sold per season. Individual: $400.00. Group: $400.00 per person, up to four people in a group.
COMMENTS:	The property was owned 50/50 by Roger Kane and Walter Lankau before Mr. Lankau bought out Mr. Kane's share. The partners agreed on a selling price of $25 million for 100% of the course, plus the assumption of the $13 million debt. The property includes excess land that is being developed into a third 18-hole course, deigned by Robert Trent Jones, Jr. at a cost of approximately $5 million. Therefore, the net price allocated to the existing 36 holes was $33,000,000.

GOLF SALE #10

NAME:	**White Columns Golf Club**
LOCATION:	300 White Columns Drive, Alpharetta, GA 30004
DATE OF SALE:	February 1, 2001
GRANTOR:	Summit Pointe Partners (Fuji)
GRANTEE:	Heritage Golf White Columns, LLC

DESCRIPTION:

Type of Facility:	Semi-private
Holes:	18
Acres:	240
Yards:	7053
Golf Course:	The course is located near Atlanta, GA, in a growing residential neighborhood. The course was built in 1994 and designed by Tom Fazio, as a par 72 layout. Golf Digest rated this as the 6th "Best New Public Course" in America for 1995, 39th among the "Top 75 Upscale Courses" in 1996. In 1997-98 they rated it as the 8th "Best in State." GOLF Magazine rated it 27th in "Top 100 Courses You Can Play in the US" in 1998.
Clubhouse:	1,300 SF clubhouse.
Amenities:	Full service bar & grill, pro shop, putting green, sand and chipping area. The club is the site of the David Leadbetter Golf Academy. Sheltered Pavilion reception area for 150.
Equipment:	Sale includes maintenance equipment.

SALES PRICE:	$18,000,000
Terms:	Cash to Seller
Price Per Acre:	$75,000
Price Per Hole:	$1,000,000
Price Per Yard:	$2,552
Price Per Round:	$450

ECONOMIC INDICATORS:	2000	Buyer's Projections	
Gross Income:	$4,167,000	$5,000,000	
Operating Expenses:	$2,443,000	$3,000,000	(60.0%)
Net Operating Income:	$1,724,000	$2,000,000	
Gross Income Multiplier (GIM):	4.32	3.60	
Overall Cap Rate (OAR):	9.58%	11.11%	
Rounds:	31,000	40,000	
Greens Fees	$75-110 and includes cart and range.		

COMMENTS: Custom built homes on one-acres sites available. House prices vary from $500,000 and up. Overlooking the course on 8 acres, the Verandah Club includes a clubhouse, swim club, tennis center and playground.

GOLF SALE #11

NAME: **The Legends: Heathland, Moorland, and Parkland Courses**
LOCATION: 1500 Legends Road, Myrtle Beach, Horry County, South Carolina 29579
DATE OF SALE: July 25, 2001
GRANTOR: Golf Trust of America, LP
GRANTEE: Legends Golf Holding, LLC
DEED REFERENCE: Deed Book 2394, Page 631

DESCRIPTION

Type of Facility: Resort
Acres: 541.70 acres
Holes: 54 Holes (Three 18 Hole Courses)
Yards: Heathland: 6,785; Moorland: 6,799; Parkland: 7,170

Golf Courses: The Heathland course was designed by Tom Doak in 1990. The design has elements found in British links-style courses - undulating fairways, strategically placed sand bunkers, large undulating greens, and deep rough. Few trees line the fairways. The course plays long and difficult with a course rating 72.3 well above the par of 71 and a slope rating well above the USGA average of 113. In 2001 Heathland earned a 4-star rating from Golf Digest and is ranked among that publication's "Top 100 U.S. Resort Courses." Designed by P. B. Dye, Moorland features target-oriented golf with large expanses of natural growth, sand bunkers, water and waste areas. Fairways and greens are undulating. The par 71 has a rating of 73.1 and a slope of 128. Upon opening in 1991, Golf Digest ranked the Moorland among the "Top 10 New Courses in the U.S." The newest of the three courses, Parkland opened in 1992. Designed by developer Larry Young, the course was modeled after the styles of noted traditional architects Alister MacKenzie (Augusta National) and George Thomas (Riviera Country Club). The contoured fairways are tree-lined and the large multi-tiered greens are well guarded by deep-faced sand bunkers. Parkland is the longest of the three courses and plays to a par of 72, with a rating of 74.9 and a slope of 137.

Clubhouse: The two-story, 22,626 square foot clubhouse was built in 1990. It is an aesthetically pleasing building that resembles a Scottish manor house. The clubhouse contains a pro shop, restaurant, kitchen, men's and women's restrooms, administrative offices, and storage and utility space. The basement level serves as a storage area for the golf cart fleet. The building was constructed using good quality materials and workmanship.

Amenities: Amenities include a 30-acre lighted practice range with five-acre teeing area, practice putting green and short game area. The golf course maintenance building is an 8,000 square foot insulated structure.

Equipment: Full line of equipment included
Golf Carts: Leased carts

SALES PRICE: $44,186,983
Terms: Cash to Seller
Price Per Acre: $81,571
Price Per Hole: $818,277
Price Per Yard: $2,129
Price Per Round: $350

ECONOMIC INDICATORS:
Gross Income: $10,140,500
Operating Expenses: $5,446,400 (53.7%)
Net Operating Income: $4,694,100
Gross Income Multiplier (GIM): 4.36
Overall Cap Rate (OAR): 10.62%

OPERATING DATA:
Rounds of Golf: 126,250
Greens Fee: $121.00, including $21.00 cart fee.

GOLF SALE #12

NAME:	**Heritage Golf Club**
LOCATION:	200 Heritage Drive, Pawleys Island, Georgetown County, South Carolina 29585
DATE OF SALE:	July 25, 2001
GRANTOR:	Golf Trust of America, LP
GRANTEE:	Legends, LLC
DEED REFERENCE:	Deed Book 1200, Page 172

DESCRIPTION

Type of Facility	Resort / Semi-Private
Acres:	159.527 Acres
Holes:	18 Holes
Yards:	6,985 Yards
Golf Course:	Constructed on the site of the True Blue and Midway Plantations along the Waccamaw River, the subject features the giant magnolias, oaks, fresh water lakes, and marshes that characterize the South Carolina Low Country. North Carolina native Dan Maples and developer Larry Young designed the 18-hole par 71 layout that offers spacious rolling fairways and large undulating greens. Since opening in 1986, the course has garnered the following honors from *Golf Digest*: 21st, "Best Courses in the State"; 20th, "America's Top State Golf Courses 1997 – 1998"; and 35th, "Top 75 Public Golf Courses." The par 71 has a course rating of 74.1 and a slope of 142.
Clubhouse:	The two-story, 10,140 square foot clubhouse was constructed in 1986. It is an aesthetically pleasing building that resembles a plantation house. The clubhouse contains two sitting rooms, the golf pro shop, a restaurant and kitchen area, a lounge area, administrative offices, meeting rooms and restrooms. The basement of the clubhouse is used for golf cart storage. There is also extra storage space and restrooms in the basement.
Amenities:	Practice facilities and a practice putting green. The golf course maintenance building is a 4,240 square foot steel building, which was constructed in 1986.
Equipment:	Full line of equipment included
Golf Carts:	Leased carts

SALES PRICE:	$19,269,935
Terms:	Cash to Seller
Price Per Acre:	$120,794
Price Per Hole:	$1,070,552
Price Per Yard:	$2,759
Price Per Round:	$484

ECONOMIC INDICATORS:

Gross Income:	$3,504,400
Operating Expenses:	$1,830,300 (52.2%)
Net Operating Income:	$1,674,100
Gross Income Multiplier (GIM):	5.50
Overall Cap Rate (OAR):	8.69%

OPERATING DATA:

Rounds of Golf:	39,804
Greens Fee:	$121.00, including $21.00 cart fee.
Memberships:	70 at time of sale. Initiation fees are $10,000. Individual membership dues are 1,795.25 per year. Family membership dues are $2,383.50 per year.

Golf Sale #13

NAME:	**Tour 18 - Dallas**
LOCATION:	Flower Mound, TX
DATE OF SALE:	February 3,1999
GRANTOR:	Tour 18 II, Ltd.
GRANTEE:	Arnold Palmer Golf Management, Ltd.
LEGAL REFERENCE:	
DESCRIPTION:	
Type of Facility:	Daily Fee
Holes:	18
Acres:	186.758
Yards:	7033
Golf Course:	This course was designed by David Edsall and built in 1995. It has been billed as "America's Greatest Eighteen Holes." The course features replica holes from sixteen courses. The terrain is hilly and the fairways are lined with trees. Green sizes vary greatly.
Club House:	11,800square feet. It can accommodate 300 people.
Amenities:	There is a driving range, putting green, sand and chipping areas, pro shop, and a teaching pro on site. There is also a beverage cart, restaurant, and full service bar on the premises.
Equipment:	Electric carts are included in the greens fee. There are rental clubs available.
SALES PRICE:	$28,500,000
Cash Equivalent:	$28,500,000
Terms:	Cash to Seller
Price Per Acre:	$152,604
Price Per Hole:	$1,583,333
Price Per Round:	$438
ECONOMIC INDICATORS:	
Gross Income:	$6,810,000
Operating Expenses:	$3,510,000 (51.5%)
Net Operating Income:	$3,300,000
Gross Income Multiplier (GIM):	4.19
Overall Cap Rate (OAR):	11.58%
Greens Fees:	$78.50 (average daily)
Rounds:	Approx. 65,000
COMMENTS:	The course is part of a real estate development. Lots range from $120,000 to $160,000 and houses from $350,000 to $1,000,000.

Comparable Inn Sales

HOSPITALITY SALE #1

NAME:	**Barksdale House Inn**
LOCATION:	27 George Street, Charleston, South Carolina
DATE OF SALE:	September 21, 1998
GRANTOR:	Mitchell Corporation
GRANTEE:	Barksdale House, LLC
PHYSICAL DESCRIPTION:	The building was converted into an inn in 1985 by Robert Chestnut, a noted Charleston landscape architect. The rooms in the main building are excellent examples of Historic Charleston dwellings with high ceilings and gracious moldings and trim. The annex is modern and was renovated into 4 rooms in 1991. The sale was in good condition at the time of sale, although the seller was required to replace windows in the main residence due to broken seals. The cost of the windows was absorbed by the agents involved.
NUMBER OF ROOMS:	14
YEAR BUILT:	Unknown
CONDITION:	Excellent
SALES PRICE:	$1,020,000
Terms:	The buyers obtained a $950,000 first mortgage from Anchor bank at 8.5% interest for only two years. They were required to raise an equity of $200,000, which would go to down payment and operating expenses.
Price Per Room:	$72,857
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	51.17%
Avg. Daily Room Rate:	$106.32
Gross Income:	$278,017
Room Revenue:	$278,017
Operating Expenses:	$186,810 (67.2%)
Net Income:	$91,207
Overall Cap Rate:	8.94%
Gross Income Multiplier:	3.67
Room Rev. Multiplier:	3.67
COMMENTS:	This inn is located between Meeting and King Streets opposite the College of Charleston. The facility consists of 10 rooms in amn historic residence and 4 rooms in an annex on the rear of the lot. Sufficient parking lies between the two buildings. The performance of the Barksdale House Inn was sub-par compared to other downtown inns with similar locations and quality. The buyers anticipated that they could effect an immediate savings by reducing management costs and could dramatically increase occupancy in the first year. At an estimated management savings of $25,000, NOI in the first operating year might be about $115,000, indicating an equity dividend rate of 17% and an overall rate of 11.25%. If the management expenses were reduced and occupancy were increased 10%, NOI in the first year would be about $134,900, indicating an equity dividend of 27% and an overall rate of 13.2%. The property was originally offered for sale ay an asking price of $1,500,000. The marketing period was three years and the price was reduced to $1,100,000 before the contract to buy at $1,020,000 was signed. During the buyers due diligence period the seller obtained a back-up contract of $1,150,000.

HOSPITALITY SALE #2

NAME:	**Kehoe House**
LOCATION:	123 Habersham Street Savannah, GA
DATE OF SALE:	February 15, 2001
GRANTOR:	Kehoe House Company
GRANTEE:	Classical Management, LLC
LEGAL REFERENCE:	219 B 126
PHYSICAL DESCRIPTION:	15-room bed and breakfast inn including 15,902 square feet. The main house was built in 1892 and includes 12 rooms. A detached townhouse includes 2 units with a shared parlor. The main house has 3 floors with an elevator.
NUMBER OF ROOMS:	15
YEAR BUILT:	1892
CONDITION:	N/A
SALES PRICE:	$2,350,000 including $200,000 FF&E
Terms:	Cash to the seller
Price Per Room:	$156,667
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	65%
Avg. Daily Room Rate:	$200
Gross Income:	$733,103
Room Revenue:	$711,750
Operating Expenses:	$476,517 (65.0%)
Net Income:	$256,586
Overall Cap Rate:	10.90%
Gross Income Multiplier:	3.21
Gross Room Rev. Multiplier:	3.30
COMMENTS:	Occupancy at time of sale was approximately 53% with an ADR of approximately $200. The property was underperforming the market due to poor management. The income/expense projections included above assume an occupancy of 65%. Verification of this sale provided by Stewart/Linder & Associates with the purchaser and sales contract.

HOSPITALITY SALE #3

NAME:	**Foley House Inn**
LOCATION:	14-16 Hull Street Savannah, GA
DATE OF SALE:	November 26, 1999
GRANTOR:	Foley House, LLC
GRANTEE:	Historic Inns, Inc.
LEGAL REFERENCE:	208-K-159
PHYSICAL DESCRIPTION:	Property includes 3 buildings that have been combined into one. The oldest building was constructed in 1872, the second in 1900, and the third in 1983. In 1983 there were substantial renovations and the 11,947 SF building was divided into 19 rooms.
NUMBER OF ROOMS:	19
YEAR BUILT:	1872-1983
CONDITION:	Good
SALES PRICE:	$2,550,00 including $238,000 FF&E
Terms:	Cash to the seller
Price Per Room:	$134,211
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	70%
Avg. Daily Room Rate:	$166.02
Gross Income:	$805,961
Room Revenue:	$782,486
Operating Expenses:	$523,875 (65.0%)
Net Income:	$282,086
Overall Cap Rate:	11.08%
Gross Income Multiplier:	3.16
Gross Room Rev. Multiplier:	3.35
COMMENTS:	Financial projections based on 65% expenses including 5% reserves. Verification of this sale provided through a confidential source by Stewart/Linder & Associates.

HOSPITALITY SALE #4

NAME:	**Eliza Thompson House**
LOCATION:	5 West Jones Street, Savannah, GA
DATE OF SALE:	February 15, 2001
GRANTOR:	James S. and Carol Day
GRANTEE:	HLC Fulton Properties, LP
LEGAL REFERENCE:	218 Y 635
PHYSICAL DESCRIPTION:	Stucco on brick 2-story over partially raised basement. Main building is a combination of 2 houses constructed in 1847 and 1889. Between 1980 and 1982 substantial renovations were undertaken and the property was converted into an inn. This conversion included an addition.
NUMBER OF ROOMS:	25
YEAR BUILT:	1847
CONDITION:	Good
SALES PRICE:	$3,100,000 including $250,000 FF&E
Terms:	Cash to the seller
Price Per Room:	$124,000
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	60 -65%
Avg. Daily Room Rate:	$150 - $165
Gross Income:	$925,000
Room Revenue:	$925,000
Operating Expenses:	$601,250 (65.0%)
Net Income:	$323,750
Overall Cap Rate:	10.45%
Gross Income Multiplier:	3.35
Gross Room Rev. Multiplier:	3.35
COMMENTS:	Financial analysis based on 65% operating expenses. Verification was by Charley Aimone, HLC Hotels to Stewart/Linder & Associates.

HOSPITALITY SALE #5

NAME:	**Vendue Inn**
LOCATION:	26 Vendue Range, Charleston, South Carolina
DATE OF SALE:	September 1, 1998
GRANTOR:	Morton Needle & Esther Navarra
GRANTEE:	Vendue Inn Associates, LLC
LEGAL REFERENCE:	C310, Page 878 and 854
PHYSICAL DESCRIPTION:	Two and three story historic masonry building. Property includes upscale restaurant that seats 60-75 people plus there is a roof-top bar. There is 30,000 sf of building space. The property includes several buildings with a total of 10,464 square feet. 12 of the 45 rooms are suites. The buildings are solid masonry construction with stucco exteriors.
NUMBER OF ROOMS:	45
YEAR BUILT:	Mid -1800's
CONDITION:	Excellent
SALES PRICE:	$7,040,000 + $200,000 FF&E = $7,240,000
Terms:	Cash to the seller
Price Per Room:	$160,889,
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	87%
Avg. Daily Room Rate:	$165
Gross Income:	$2,756,000
Room Revenue:	$2,300,000
Operating Expenses:	$1,756,000 (63.7%)
Net Income:	$1,000,000
Overall Cap Rate:	13.80%
Gross Income Multiplier:	2.63
Gross Room Rev. Multiplier:	3.15
COMMENTS:	This property is located in the historic Charleston and has a long history of good management. The property offers a good view of Charleston Harbor. Verification of this sale was provided by Morton Needle (seller) and Coyne Edmison (manager) through Nimich, Anderson, and Associates.

HOSPITALITY SALE #6

NAME:	**Hermitage Hotel**
LOCATION:	231 Sixth Avenue North, Nashville, Davidson County, Tennessee
DATE OF SALE:	June 1, 2000
GRANTOR:	SLT Realty LP
GRANTEE:	Historic Hotels of Nashville
PHYSICAL DESCRIPTION:	Full-service hotel located in downtown Nashville. This is a nine-story masonry building with over 6,500 SF of meeting space. Property underwent major renovations in 1996 and has had some additional renovations since. Hotel amenities include a lounge, business center; concierge; free newspaper, small pets allowed (with a non-refundable deposit), restaurant and 24-hour room service, safe deposit box, gift shops, fitness center, laundry/ valet services, and parking garage. In-room amenities include television with cable, in-room safe, CD player, mini bar, modem lines,.
NUMBER OF ROOMS:	120 - 112 oversized guest rooms, 7 deluxe rooms, 3 executive suites and a presidential suite
YEAR BUILT:	1910
CONDITION:	Good
SALES PRICE:	$14,000,000
Price Per Room:	$116,667
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	$127.00
Avg. Daily Room Rate:	69.0%
Gross Income:	Not Available
Room Revenue:	$3,838,200
Operating Expenses:	Not Available
Net Income:	$1,300,000
Overall Cap Rate:	9.29%
Gross Income Multiplier:	Not Available
Room Rev. Multiplier:	3.65
COMMENTS:	The buyer planned to spend $6 million or more on the property in an attempt to win a five-diamond rating from AAA. Since historical income was used in the analysis of the sale, these planned expenditures were not added to the sales price.

HOSPITALITY SALE #8

NAME:	**Lodge Alley Inn**
LOCATION:	195 East Bay Street Charleston, South Carolina
DATE OF SALE:	August 31, 1998
GRANTOR:	Bay Street Partners, L.P.
GRANTEE:	Bluegreen Vacations Unlimited, Inc.
LEGAL REFERENCE:	Z309, Page 758
PHYSICAL DESCRIPTION:	This sale included 93 rooms, a bar/lounge and retail space fronting East Bay Street.
NUMBER OF ROOMS:	93
YEAR BUILT:	Historic
CONDITION:	N/A
SALES PRICE:	$15,000,000
Terms:	Cash to the seller
Price Per Room:	$161,290
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	72%
Avg. Daily Room Rate:	$125
Gross Income:	$3,500,000
Room Revenue:	$3,000,000
Operating Expenses:	$2,100,000 (60.0%)
Net Income:	$1,400,000
Overall Cap Rate:	9.32%
Gross Income Multiplier:	4.29
Gross Room Rev. Multiplier:	5.00
COMMENTS:	This property is located in the historic Charleston. The sale includes a retail space that was rented at approximately $8,000 per month. The seller indicated the value of the retail space was no more than 5% of the total purchase. The buyer is planning a $6 million renovation. Verification of this sale was provided by Barbara Carter for the seller and Dale Dobis (manager) through Nimmich, Anderson, and Associates.

Exhibits

Wachovia Corporation
Contract for Appraisal Bid Request

05/09/2003

ANDREW A. HINDS
HOTEL & CLUB ASSOC., INC.
3721-C West Market Street
GREENSBORO, NC 27403
Phone: (336)379-1400
Fax: (336)379-8980
E-Mail: ahinds@hotelanddub.com

RE: **Property ID# 10090860**
Harbour Town Golf Links, 2 other golf courses, 1 inn, 1 conf ctr.
32 Greenwood Drive
Hilton Head, SC 29928

Your proposal for the referenced property has been ACCEPTED for **$25,000** with delivery no later than 5:00 PM on **6/23/03.**
Pertinent information follows:

Property Type:	REC - Golf/Tennis Club	Gross Area:	0.0 s.f.
Property Status:	Existing	Net Area:	0.0 s.f.
# of Units:	18	# of Floors:	0
Year Built:	0	Year Renovated:	0
Occupancy:	0%	# of Tenants:	0
Land Size:	136.6 Acres (including 0.0 Acres excess/surplus)		
Appraisal Type:	Limited	Report Type:	Summary
Reviewer Copies:	2	Officer Copies:	3
Required Exhibits:	Contract for Valuation Services (Ex. A) Reporting Requirements Checklist (Ex. B)[found at www.Wachovia.com/appraisals] Summary of Significant Conclusions (Ex. C) Argus File Disk/Electronic Copy of Appraisal	Required Value(s):	As Is ~~Upon Completion~~ ~~Upon Stabilization~~
Interest Appraised:	Fee Simple		

Pls. be sure to incl. exhibits in rpt.

Property Contact: **Steve Birdwell @ (843) 842-1419**

Comments: **Appraisal to incl. sales plus income approaches. Properties to be valued incl. 3 golf courses, the inn and the conference center. Appraiser expenses to be added to the appraisal fee (appraiser guesstimates exp. at $1500). Need detailed market info.**

Reviewer: **Mitch Smith MAI/MAI**
Send 2 report(s)
X Invoice
301 S. Tryon Street, M-11
Charlotte, NC 28288-0665
NC0665
Phone: (704)383-7068
Fax:
Email:

Bank Contact: **Timothy Blake**
Send 3 report(s)
~~Invoice~~
16 Broad Street
Charleston, SC 29403
SC8113
Phone: (843)937-4561

PLEASE ACKNOWLEDGE RECEIPT OF THIS CONTRACT VIA FAX @ (864)255-8406 OR E-MAIL LISA.DUBOSE@WACHOVIA.COM.. Please address all appraisals to the Reviewer. All reports should be delivered to the appropriate bank personnel and received no later than 5:00 PM on the due date.

Appraiser's Name/Date ____________

Wachovia

Exhibit B - Reporting Requirements Checklist

Property Name:	Sea Pines Resort - Harbour Town Golf Links			
Street Address:	32 Greenwood Drive			
City, County, State, Zip:	Hilton Head Island	Beaufort County	South Carolina	29928
REVS/Property ID:	10090860			

Note: Items considered to be inappropriate for the assignment should be denoted as N/A under the page(s) column with clarification provided within the report. Unless a Limited analysis has been preformed, an N/A response related to any *valuation technique requires detailed explanation within the report.*

No.	Item	Page(s)
	General Requirements:	
1.	*Addressed to Wachovia or another financial services institution.*	Cover Page
2.	Appropriate First Union Exhibits included in report:	
	a) Exhibit A - FUNB Engagement Form	Addenda
	b) Exhibit B – Reporting Requirements Checklist	Addenda
	c) Exhibit C – Summary of Significant Conclusions	Addenda
	d) Exhibit D – Insurable Value Worksheet	N/A
3.	Report contains Certification acknowledging:	
	a) Compliance with USPAP.	Transmit. Letter
	b) Appraiser has no interest, direct or indirect, financial or otherwise, in the subject property.	Appraiser's Cert.
4.	Other FIRREA requirements:	
	a) Appraiser is appropriately State Certified, or licensed.	Appraiser's Cert.
	b) Includes value definition(s) in accordance with First Union Commercial Real Estate Valuation	Page 7
5.	Interest identified and appraised is correct and consistent-tent with FUNB Engagement Form.	Page 5
6.	Any extraordinary assumptions, hypothetical conditions, or limiting conditions directly affecting value are clearly noted.	Page 1, 4
7.	Values predicated on atypical financing (such as bond) are allocated between real property and financing terms.	N/A
8.	Personal property, FF&E and business values are identified and allocated.	Page 173
	Property Information:	
9.	Adequate identification of the property (legal description, etc.).	Page 5, 21
10.	Adequate data pertaining to utilities, access zoning, land use regs, concurrency regs, assessments,	Page 22
11.	Anticipated public or private improvements (on or off-site) are addressed and are considered in terms of impact on value.	N/A
12.	Property history addressed, and prior sales analyzed as appropriate.	Page 11
13.	Current listing/contract or other agreement for sale of subject is noted and analyzed.	None
14.	Adequate description of improvements.	Page 24

15. Adequate & consistent description of the economic base/MSA, neighborhood and land use trends. Page 12, 18

16. The real estate tax assessment is reasonable and the property is equitably assessed. Page 34

17. Supply and Demand Issues:
    a) Competitive supply factors (including proposed additions) are discussed. Page 41
    b) Sources of demand and most significant competitors are identified and discussed. Page 49

18. Appraiser's opinions concerning marketability, market trends and highest and best use are reflected in valuation. Page 98, 142

19. Appraiser adequately analyzes and supports both exposure time and marketing time estimates. Page 141, 142

Cost Approach:

20. Land is valued using appropriate sales and methodology is reasonably applied. Page 103

21. Adequate cost data is used. N/A

22. Estimates of depreciation and developer's profit are reasonable. N/A

23. The value indicated by the cost approach appears reasonable, given the data and analysis N/A

Sales Comparison Approach:

24. Appropriate sales and competing listings are employed and techniques are properly applied. Page 138

Adjustments are clearly explained and logically supported. Page 138

26. Derivation of value indicators, such as income multipliers and overall rates, are consistently extracted and clearly explained. Page 138

27. The value indicated by the sales comparison approach appears reasonable, given the data and analysis presented. Page 139

Income Capitalization Approach, or Discounted Sellout Analysis:

28. Adequate summaries of leases on the subject are included along with Argus assumptions on diskette when applicable. N/A

29. Survey of comparable properties includes rental rates or sales information (actual vs. quoted), vacancy, absorption information, amounts of expenses paid by lessor and lessee, and information pertaining to concessions and tenant improvements, as applicable. Page 155

30. Existing leases are compared to market rates and terms for reasonableness with any variances analyzed for impact on value. N/A

31. Revenues projected are consistent with terms of existing leases, if applicable, with market rents applied to vacant areas and allowances for absorption, periods of vacancy, credit loss or renewal/turnover considerations, as appropriate. N/A

If property is not stabilized, an appropriate lease-up period is supported by market information. Page 66

33. Operating history is reported and considered. Page 116

34. Expenses are logically explained/supported. — Page 117

35. Overall rates (cap rates) are adequately analyzed and reconciled. — Page 132

36. Where discounted cash flow models are used, adequate support is provided for the discount rate, as well as projected revenues and expenses. — Page 124

37. The value indicated by the income approach appears reasonable, given the data and analysis presented. — Page 131

Other Considerations:

38. The report provides acceptable reasons for the unavailability of information material to the valuation. — N/A

39. The report includes all information necessary to enable a reader to reasonably understand the opinions expressed in the analysis. — Yes

40. The report provides acceptable explanation for elimination of any recognized valuation technique. — Yes

41. The appraisal report type (self-contained, summary, or restricted use) is prominently stated. — Transmit. Letter; Exec. Summary

42. The appraisal type (complete, limited) is prominently stated. — Transmit. Letter; Exec. Summary

43. Appraiser engaged is signatory of report and approved by First Union. — Transmit. Letter

44. Report includes a calculation of Insurable Value (if requested). — N/A

45. Report includes First Union – Reliance Language (if requested). — N/A

46. Approved appraiser engaged has made a personal inspection of the property. — Transmit. Letter; Exec. Summary; Appraiser's Cert.

47. An electronic copy (email or disk) of the appraisal has been sent to REVS. — Yes

Revised October 5, 2001

Exhibit C - Summary of Significant Conclusions

Property Name:	Sea Pines Resort - Harbour Town Golf Links			
Street Address:	32 Greenwood Drive			
City, County, State, Zip:	Hilton Head Island	Beaufort County	South Carolina	29928
REVS ID # /Property ID:	10090860			
Property Class: **(A,B,C,D)**:		Property Type: **(Apartment, etc.)**:		Resort
Property Interest(s) Appraised:	Fee Simple			
Appraisal Type:	Limited	Report Type:	Summary	

Building /Site Data			
Gross Building Area:	9,000	Net Rentable Area:	9,000
# of Stories:	1	Condition (Exc., Good, Avg., Fair):	Good
# of Existing Tenants:	0	Year Built:	1969
# of Units (Rooms, Beds, Apts., etc.):		Yr. of Recent Renovation/Expansion:	
Current Occupancy:	Clubhouse	Other Building Features:	Restaurant
Land Area in Acres(including excess land):	143.1	Excess Land in Acres:	

Appraisal Report Findings				
Analysis reflects following scenario:	"As Is"	"Upon Completion"	"Upon Stabilization"	"Other"
Effective Date of Values	6/9/2003	N/A	6/1/2006	N/A
Cost Approach				
Cost New	N/A	N/A	N/A	N/A
Depreciated Cost	N/A	N/A	N/A	N/A
Land Value	$8,518,500	N/A	N/A	N/A
Value Indication	N/A	N/A	N/A	N/A
Sales Comparison Approach				
Price Per -SF/Unit/Lot $/Hole	$1,644,444	N/A	$1,900,000	N/A
Income Multiplier (GIM/PGIM/NIM)	N/A	N/A	3.70	N/A
Value Indication	$29,600,000	N/A	$34,200,000	N/A
Income Capitalization Approach				
Overall Capitalization Rate	N/A	N/A	10.19%	N/A
Terminal Overall Rate	N/A	N/A	N/A	N/A
Discount Rate (IRR)	13.50%	N/A	13.50%	N/A
Revenue Growth Assumptions (%)	3.50%	N/A	3.50%	N/A
Expense Growth Assumptions (%)	3.00%	N/A	3.00%	N/A
Expense Ratio (%)	69.50%	N/A	62.80%	N/A
Analysis Period Years/Months/etc.	8 Years	N/A	8 Years	N/A
Value Indication	$29,200,000	N/A	$33,800,000	N/A
Subdivision				
Gross Retail	N/A	N/A	N/A	N/A
Price/Lot	N/A	N/A	N/A	N/A
Model Value	N/A	N/A	N/A	N/A
Revenue Growth Assumptions (%)	N/A	N/A	N/A	N/A
Expense Growth Assumptions (%)	N/A	N/A	N/A	N/A
Absorption Per Period	N/A	N/A	N/A	N/A
Developer Profit (%)	N/A	N/A	N/A	N/A
Discount Rate (%)	N/A	N/A	N/A	N/A
Discounted Value	N/A	N/A	N/A	N/A
Final Market Values				
Final Value (Golf & Residential)	$29,200,000	N/A	$33,800,000	N/A
$/Unit of Comparison $/Hole	$1,622,222	N/A	$1,877,778	N/A
Other Value (Specify): (Disposition, Bulk, Going Concern, Excess Land, etc.)				
	N/A	N/A	N/A	N/A

Wachovia
Exhibit B - Reporting Requirements Checklist

Property Name:	Sea Pines Resort - Inn at Harbour Town & Harbour Town Conference Center			
Street Address:	32 Greenwood Drive			
City, County, State, Zip:	Hilton Head Island	Beaufort County	South Carolina	29928
REVS/Property ID:	10090860			

Note: Items considered to be inappropriate for the assignment should be denoted as N/A under the page(s) column with clarification provided within the report. Unless a Limited analysis has been preformed, an N/A response related to any valuation technique requires detailed explanation within the report.

No.	Item	Page(s)
General Requirements:		
1.	Addressed to Wachovia or another financial services institution.	Cover Page
2.	Appropriate First Union Exhibits included in report:	
	a) Exhibit A - FUNB Engagement Form	Addenda
	b) Exhibit B – Reporting Requirements Checklist	Addenda
	c) Exhibit C – Summary of Significant Conclusions	Addenda
	d) Exhibit D – Insurable Value Worksheet	N/A
3.	Report contains Certification acknowledging:	
	a) Compliance with USPAP.	Transmit. Letter
	b) Appraiser has no interest, direct or indirect, financial or otherwise, in the subject property.	Appraiser's Cert.
4.	Other FIRREA requirements:	
	a) Appraiser is appropriately State Certified, or licensed.	Appraiser's Cert.
	b) Includes value definition(s) in accordance with First Union Commercial Real Estate Valuation	Page 7
5.	Interest identified and appraised is correct and consistent-tent with FUNB Engagement Form.	Page 5
6.	Any extraordinary assumptions, hypothetical conditions, or limiting conditions directly affecting value are clearly noted.	Page 1, 4
7.	Values predicated on atypical financing (such as bond) are allocated between real property and financing terms.	N/A
8.	Personal property, FF&E and business values are identified and allocated.	Page 173
Property Information:		
9.	Adequate identification of the property (legal description, etc.).	Page 5, 21
10.	Adequate data pertaining to utilities, access zoning, land use regs, concurrency regs, assessments,	Page 22
11.	Anticipated public or private improvements (on or off-site) are addressed and are considered in terms of impact on value.	N/A
12.	Property history addressed, and prior sales analyzed as appropriate.	Page 11
13.	Current listing/contract or other agreement for sale of subject is noted and analyzed.	None
14.	Adequate description of improvements.	Page 24

15. Adequate & consistent description of the economic base/MSA, neighborhood and land use trends. Page 12, 18

16. The real estate tax assessment is reasonable and the property is equitably assessed. Page 34

17. Supply and Demand Issues:
a) Competitive supply factors (including proposed additions) are discussed. Page 77
b) Sources of demand and most significant competitors are identified and discussed. Page 78

18. Appraiser's opinions concerning marketability, market trends and highest and best use are reflected in valuation. Page 98, 142

19. Appraiser adequately analyzes and supports both exposure time and marketing time estimates. Page 141, 142

Cost Approach:

20. Land is valued using appropriate sales and methodology is reasonably applied. Page 103

21. Adequate cost data is used. N/A

22. Estimates of depreciation and developer's profit are reasonable. N/A

23. The value indicated by the cost approach appears reasonable, given the data and analysis N/A

Sales Comparison Approach:

24. Appropriate sales and competing listings are employed and techniques are properly applied. Page 164

25. Adjustments are clearly explained and logically supported. Page 165

26. Derivation of value indicators, such as income multipliers and overall rates, are consistently extracted and clearly explained. Page 165

27. The value indicated by the sales comparison approach appears reasonable, given the data and analysis presented. Page 167

Income Capitalization Approach, or Discounted Sellout Analysis:

28. Adequate summaries of leases on the subject are included along with Argus assumptions on diskette when applicable. N/A

29. Survey of comparable properties includes rental rates or sales information (actual vs. quoted), vacancy, absorption information, amounts of expenses paid by lessor and lessee, and information pertaining to concessions and tenant improvements, as applicable. Page 145

30. Existing leases are compared to market rates and terms for reasonableness with any variances analyzed for impact on value. N/A

31. Revenues projected are consistent with terms of existing leases, if applicable, with market rents applied to vacant areas and allowances for absorption, periods of vacancy, credit loss or renewal/turnover considerations, as appropriate. N/A

32. If property is not stabilized, an appropriate lease-up period is supported by market information. Page 97

33. Operating history is reported and considered. Page 147

34.	Expenses are logically explained/supported.	Page 148
35.	Overall rates (cap rates) are adequately analyzed and reconciled.	Page 156
36.	Where discounted cash flow models are used, adequate support is provided for the discount rate, as well as projected revenues and expenses.	Page 158
37.	The value indicated by the income approach appears reasonable, given the data and analysis presented.	Page 161

Other Considerations:

38.	The report provides acceptable reasons for the unavailability of information material to the valuation.	N/A
39.	The report includes all information necessary to enable a reader to reasonably understand the opinions expressed in the analysis.	Yes
40.	The report provides acceptable explanation for elimination of any recognized valuation technique.	Yes
41.	The appraisal report type (self-contained, summary, or restricted use) is prominently stated.	Transmit. Letter Exec. Summary
42.	The appraisal type (complete, limited) is prominently stated.	Transmit. Letter Exec. Summary
43.	Appraiser engaged is signatory of report and approved by First Union.	Transmit. Letter
44.	Report includes a calculation of Insurable Value (if requested).	N/A
45.	Report includes First Union – Reliance Language (if requested).	N/A
46.	Approved appraiser engaged has made a personal inspection of the property.	Transmit. Letter Exec. Summary Appraiser's Cert.
47.	An electronic copy (email or disk) of the appraisal has been sent to REVS.	Yes

Revised October 5, 2001

Exhibit C - Summary of Significant Conclusions

Property Name:	Sea Pines Resort - Inn at Harbour Town & Harbour Town Conference Center			
Street Address:	32 Greenwood Drive			
City, County, State, Zip:	Hilton Head Island	Beaufort County	South Carolina	29928
REVS ID # /Property ID:	10090860			
Property Class: **(A,B,C,D)**:		Property Type: (**Apartment, etc.**):	Resort	
Property Interest(s) Appraised:	Fee Simple			
Appraisal Type:	Limited	Report Type:	Summary	

Building /Site Data			
Gross Building Area:	51,907	Net Rentable Area:	51,907
# of Stories:	1	Condition (Exc., **Good**, **Avg**., Fair):	Good
# of Existing Tenants:	0	Year Built:	2000
# of Units (Rooms, Beds, Apts., etc.):		Yr. of Recent Renovation/Expansion:	
Current Occupancy:	Inn & Conf. Ctr.	Other Building Features:	Restaurant
Land Area in Acres(including excess land):	3.1	Excess Land in Acres:	

Appraisal Report Findings				
Analysis reflects following scenario:	"As Is"	"Upon Completion"	"Upon Stabilization"	"Other"
Effective Date of Values	6/9/2003	N/A	6/1/2006	N/A
Cost Approach				
Cost New	N/A	N/A	N/A	N/A
Depreciated Cost	N/A	N/A	N/A	N/A
Land Value	$1,350,000	N/A	N/A	N/A
Value Indication	N/A	N/A	N/A	N/A
Sales Comparison Approach				
Price Per -SF/Unit/Lot $/Room	$220,000	N/A	$256,667	N/A
Income Multiplier (GIM/PGIM/NIM)	N/A	N/A	2.75	N/A
Value Indication	$13,200,000	N/A	$15,400,000	N/A
Income Capitalization Approach				
Overall Capitalization Rate	N/A	N/A	9.71%	N/A
Terminal Overall Rate	N/A	N/A	N/A	N/A
Discount Rate (IRR)	14.00%	N/A	14.00%	N/A
Revenue Growth Assumptions (%)	3.50%	N/A	3.50%	N/A
Expense Growth Assumptions (%)	3.00%	N/A	3.00%	N/A
Expense Ratio (%)	77.20%	N/A	73.10%	N/A
Analysis Period Years/Months/etc.	8 Years	N/A	8 Years	N/A
Value Indication	$13,200,000	N/A	$15,400,000	N/A
Subdivision				
Gross Retail	N/A	N/A	N/A	N/A
Price/Lot	N/A	N/A	N/A	N/A
Model Value	N/A	N/A	N/A	N/A
Revenue Growth Assumptions (%)	N/A	N/A	N/A	N/A
Expense Growth Assumptions (%)	N/A	N/A	N/A	N/A
Absorption Per Period	N/A	N/A	N/A	N/A
Developer Profit (%)	N/A	N/A	N/A	N/A
Discount Rate (%)	N/A	N/A	N/A	N/A
Discounted Value	N/A	N/A	N/A	N/A
Final Market Values				
Final Value (Golf & Residential)	$13,200,000	N/A	$15,400,000	N/A
$/Unit of Comparison $/Room	$220,000	N/A	$256,667	N/A
Other Value (Specify): (Disposition, Bulk, Going Concern, Excess Land, etc.)				
	N/A	N/A	N/A	N/A

Qualifications

QUALIFICATIONS OF CATHERINE SUDDARTH (continued)

EDUCATION:

Kennedy Western University (February 1997)
Bachelor of Science Business Administration

National Institute of Golf Management (January 2001)
First Year Graduate

PROFESSIONAL ACTIVITIES:

Boards/Committees:

- North Palm Beach Country Club Administrative Board
- Women in Golf Steering Committee
- Resort Suites of Scottsdale Advisory Board
- American Lung Association of Florida Advisory Board

Presentations:

- National Golf Foundation Seminar Series
- Women in Golf Summit '93 and Summit '95
- The Carolinas Golf Investment Seminar
- Executive Women's Golf Association Regional Conference
- American Lung Association National Golf Privilege Card Marketing Conference
- Golf Course News Golf Marketing Conference
- Wisconsin Turfgrass Symposium (Keynote Speaker)

QUALIFICATIONS OF
ANDY HINDS, MAI, CCIM, ISHC, SGA

PROFESSIONAL HISTORY:

1991 to Present	Principal - Hotel & Club Associates, Inc. Greensboro, North Carolina
Prior 1984 to 1991	Real Estate Appraiser and Consultant John McCracken & Associates, Inc. Greensboro, North Carolina
1983 to 1984	Real Estate Appraiser and Consultant Norman Benedict Associates Hamden, Connecticut
1973 to 1983	Owner/Manager of Century 21 Malone, New York
1968 to 1973	Math and Science Teacher Poughkeepsie High School, New York
1960 to 1968	Hotel Operations Williams Lake Hotel, Kingston, New York

MAJOR PROJECTS:

- Appraised commercial properties in MA, CT, NY, NJ, PA, MD, VA, NC, SC, GA, FL, IN, KY, TN, KY, AL, MS, Puerto Rico, Canada
- Specialist in appraisal of and feasibility of hotels, golf properties and golf communities, resorts and restaurants
- Appraised over 125 golf clubs and/or golf communities worth over $1 billion.
- Extensive experience selling, leasing and appraising office, retail, industrial, and residential properties
- Clients include major banks, insurance companies, pensions, investors, developers and government agencies

HOSPITALITY SALE #9

NAME:	**Ocean Place Conference Resort**
LOCATION:	One Ocean Boulevard, Long Branch, Monmouth County, New Jersey
DATE OF SALE:	March 2000
GRANTOR:	OLY Ocean, LP
GRANTEE:	Tiburon Ocean Place, LLC
PHYSICAL DESCRIPTION:	This conference center and resort features 42,000 SF of meeting space, including 38 conference rooms, a digital media center, and business service center, two dining rooms, two restaurants, and a spa and fitness center. All rooms are equipped with a work desk with two telephones featuring data ports.
NUMBER OF ROOMS:	254
YEAR BUILT:	1989
CONDITION:	Good
SALES PRICE:	$44,500,000
Terms:	Cash to Seller
Price Per Room:	$75,197
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	57.0%
Avg. Daily Room Rate:	$165.00
Gross Income:	Not Available
Room Revenue:	$8,725,490
Operating Expenses:	Not Available
Net Income:	$3,417,600
Overall Cap Rate:	7.68%
Gross Income Multiplier:	Not Available
Room Rev. Multiplier:	5.10
COMMENTS:	The Ocean Place Conference Resort is less than an hour from Newark International Airport and midtown Manhattan

QUALIFICATIONS OF
ANDY HINDS, MAI, CCIM, ISHC, SGA (continued)

PROFESSIONAL AFFILIATIONS:

MAI, Member, Appraisal Institute (Certificate #7483)
Member of North Carolina Chapter Appraisal Institute

Certified General Real Estate Appraiser
- North Carolina (Cert. #A-835)
- Virginia (Cert. #4001 002142)
- South Carolina (Cert. #CG-1194)
- Georgia (Cert. #C-002000)

CCIM, Certified Commercial-Investment Member (Cert. #3813)

International Society of Hospitality Consultants

Founding & Charter Member of
Society of Golf Appraisers (SGA) (Cert. #006)
Member of The Cornell Society of Hotelmen

PROFESSIONAL ACTIVITIES:

Appraisal Institute
- Regional Ethics & Counseling Panel
- Admissions Committee

Commercial - Investment Real Estate Council
- Education Committee

Society of Golf Appraisers
- Admission Committee
- Publications Committee
- Database Coordinator

Lecturer for:
- National Institute of Golf Management
- The Carolinas Golf Investment Seminar
- North Carolina Association of Assessing Officers
- North Carolina Realtors Institute
- State Real Estate Brokers Course
- International Association of Assessing Officers

EDUCATION:

Boston University:	Bachelor of Arts in Mathematics (1968)	
Cornell University:	School of Hotel Administration Graduate of the Professional Development Program with Concentration in Real Estate Development and Hotel Investment	(1995)
The National Institute of Golf Management:	Graduate of the golf management program jointly sponsored by The National Golf Foundation and the Oglebay Resort	(1999)
Appraisal Institute (MAI):	Course 1A-1 - Real Estate Appraisal Principals	(1983)
	Course 1A-2 - Basic Valuation Procedures	(1983)
	Course 8-2 - Residential Valuation	(1983)
	Course 1B-A - Capitalization Theory & Techniques, Part A	(1984)
	Course 1B-B - Capitalization Theory & Techniques, Part B	(1984)
	Course 2-1 - Case Studies in Real Estate Valuation	(1984)
	Course 2-2 - Valuation Analysis & Report Writing	(1984)
	Course 2-3 - Standards of Professional Practice	(1985, 1990, 1993)
	Course 10 - Market Analysis	(1986)
	Designated MAI (Member, Appraisal Institute)	(1986)
	Industrial Valuation	(1988)
	Highest & Best Use	(1988)
	Rates, Ratios & Reasonableness	(1988)
	Money Market & Its Impact on Real Estate	(1989)
	Pro-Ject Basic Training	(1990)
	RTC Appraisal Standards	(1990)
	Pro-Ject Advanced Training	(1991)
	Commercial Construction	(1991)
	Hotel/Motel Valuation & Investment	(1991)
	Environmental Concerns/Hazardous Materials	(1991)
	Real Estate Law of Appraisals	(1992)
	Appraisal Regulations of the Federal Banking Agency	(1992)
	Hotel/Motel Valuation	(1992)
	Americans with Disabilities Act Seminar	(1993)
	Discounted Cash Flow Analysis	(1994)
	Understanding Limited Appraisals & Appraisal Reporting Options	(1994)
	Hotel/Motel Appraisal Seminar	(1995)
	USPAP? Errors Appraisers Make!	(2000)
	Appraisal of Nonconforming Uses	(2000)
	Information Technology & The Appraiser	(2001)
	Vacant Land Appraisal	(2001)
	Regression Analysis for the Appriaser	(2001)
	State of the Valuation Profession	(2001)

HOSPITALITY SALE #9

NAME:	**Ocean Place Conference Resort**
LOCATION:	One Ocean Boulevard, Long Branch, Monmouth County, New Jersey
DATE OF SALE:	March 2000
GRANTOR:	OLY Ocean, LP
GRANTEE:	Tiburon Ocean Place, LLC
PHYSICAL DESCRIPTION:	This conference center and resort features 42,000 SF of meeting space, including 38 conference rooms, a digital media center, and business service center, two dining rooms, two restaurants, and a spa and fitness center. All rooms are equipped with a work desk with two telephones featuring data ports.
NUMBER OF ROOMS:	254
YEAR BUILT:	1989
CONDITION:	Good
SALES PRICE:	$44,500,000
Terms:	Cash to Seller
Price Per Room:	$75,197
ECONOMIC INDICATIONS:	
Avg. Annual Occupancy:	57.0%
Avg. Daily Room Rate:	$165.00
Gross Income:	Not Available
Room Revenue:	$8,725,490
Operating Expenses:	Not Available
Net Income:	$3,417,600
Overall Cap Rate:	7.68%
Gross Income Multiplier:	Not Available
Room Rev. Multiplier:	5.10
COMMENTS:	The Ocean Place Conference Resort is less than an hour from Newark International Airport and midtown Manhattan

SEA PINES ASSOCIATES, INC.
FORM SE
JANUARY 14, 2005

PART 2 OF 2


SEC MAIL PROCESSING
RECEIVED
JAN 1 8 2005
WASH. D.C.
213
SECTION

"In accordance with Rule 202 of Regulation S-T, this Exhibit (c)(6) is being filed in paper pursuant to a continuing hardship exemption."

Appraisal Report of the Ocean and Sea Marsh Golf Courses At Sea Pines Resort 32 Greenwood Drive Hilton Head Island, South Carolina 29928 Property ID #: 10090860

Prepared For:
Mr. Mitch Smith, MAI
Wachovia Corporation
301 South Tryon Street, M-11
Charlotte, North Carolina 28288-0665

Date of Inspection:
June 9, 2003

Dates of Valuation Estimates:
As Is: June 9, 2003
At Stabilization: June 2007

Report Prepared By:
Hotel & Club Associates, Inc.
3721c West Market Street
Greensboro, North Carolina 27403
Phone: (336) 379-1400 Fax: (336) 379-8980
Email: info@hotelandclub.com
Website: www.hotelandclub.com

June 25, 2003

Mr. Mitch Smith, MAI
Wachovia Corporation
301 South Tryon Street, M-11
Charlotte, North Carolina 28288-0665

RE: The Ocean and Sea Marsh Golf Courses at Sea Pines Resort
32 Greenwood Drive
Hilton Head Island, South Carolina 29928

Dear Mr. Smith:

Following your request for an estimate of the market values of the Ocean and Sea Marsh Courses of the Sea Pines Resort, we have made an inspection and have prepared this report. We have estimated "as is" and the prospective "at stabilization" going concern market values of the property. This is a summary report of a limited appraisal, including the information, the methods of analysis used and the conclusions drawn in the valuation process. The Departure Provision has been invoked in the preparation of this appraisal. Only the Income Capitalization and Sales Comparison approaches have been used in this valuation at the request of the client. As requested by the client, the Cost Approach has not been developed, and only land value has been reported.

These are estimates of the going concern market values of the fee simple estate subject to certain minor leases. The appraisal analysis, opinions and conclusions were developed and this appraisal report has been prepared in conformance with (and use of this report is subject to) all regulations issues under Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), the Federal Deposit Insurance Corporation (FDIC) 12 CFR Part 323 and the Uniform Standards of Professional Appraisal Practice (USPAP) 2003 Edition as promulgated by the Appraisal Standards Board of the Appraisal Foundation in Washington DC.

The Ocean and Sea Marsh Golf Courses, with the Plantation Clubhouse, are operated in conjunction with the other properties of the Sea Pines Resort. We have concurrently appraised the subject property and the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center, but not the management operation of the residential rental properties, which are rented as part of the total Sea Pines Resort. Because of the complexity of this facility and the interrelationships between the various amenities, we believe that a sale of the property would include all owned properties, excluding the residential rental properties. It has been necessary to allocate certain revenues and expenses to reflect the past and future operation of the resort. We

have worked with the Sea Pines accounting manager and controller to appropriately allocate the revenues and expenses to the various component properties of the resort. We believe the value conclusions should be considered in their totality and the separation of the properties would reduce the efficiency and the total value of the Sea Pines Resort.

After careful consideration of the data analyzed, it is our opinion that the value estimate of the Ocean and Sea Marsh golf courses has been summarized as follows:

	Value Date	Value Opinion
As Is	June 9, 2003	$19,400,000
At Stabilization	June 2007	$23,000,000

Respectfully submitted,

Andy Hinds, MAI, CCIM, ISHC, SGA
Hotel and Club Associates, Inc.

Executive Summary



PROPERTY IDENTIFICATION:	The Ocean and Sea Marsh Golf Courses at Sea Pines Resort
LOCATION:	32 Greenwood Drive Hilton Head Island, Beaufort County, South Carolina
TYPE OF APPRAISAL:	Limited
FORMAT OF REPORT:	Summary
VALUATION DATE:	As Is: June 9, 2003 At Stabilization: June 2007

LAND AREA:

The Ocean Course	96.8 Acres
The Sea Marsh Course	92.3 Acres
The Driving Range/Practice Area	11.6 Acres
The Plantation Club	9.4 Acres
Total:	210.1 Acres

PROPERTY DESCRIPTION: The subject property is located on Hilton Head Island. The Ocean Course is an 18-hole course designed by George Cobb in 1961, and redesigned in 1995 by Mark McCumber. The Sea Marsh Course is an 18-hole course designed by George Cobb in 1964, and redesigned by Clyde Johnston in 1991. The 32,480 square foot Plantation House Conference Center houses the Lakehouse restaurant and the golf pro shop. There is also a driving range, practice putting green, a cart storage building, and a leased golf maintenance building.

ZONING: PD-1

LAND VALUE: $7,563,600

FEE SIMPLE GOING CONCERN VALUE INDICATIONS:

Ocean and Sea Marsh Golf Courses:	"As Is"	"At Stabilization"
Cost Approach	Not Developed	Not Developed
Income Capitalization Approach	$19,400,000	$23,000,000
Sales Comparison Approach	$19,400,000	$23,000,000
RECONCILED VALUES:	$19,400,000	$23,000,000

APPRAISER: Andy Hinds, MAI, CCIM, ISHC, SGA

Table of Contents

Assumptions and Limiting Conditions

1. The appraiser certifies that, to the best of his knowledge and belief, the statements contained in this appraisal, subject to the limiting conditions set forth below are correct; also that this appraisal has been made in conformity with the accepted practices of the Appraisal Institute.

2. This property has been analyzed as though free of all liens and encumbrances, unless otherwise stated herein. No responsibility is assumed for matters legal in nature, nor is any opinion of title rendered herewith. Good title is assumed.

3. The appraiser herein, by reason of this report, is not required to give testimony in court, with reference to the property herein appraised, unless arrangements have been previously made.

4. Disclosure of the contents of this appraisal report is governed by the By-Laws and Regulations of the Appraisal Institute.

   Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser or the firm with which he is connected, or any reference to the Appraisal Institute or the MAI or SRA Designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.

5. Certain information in this report was furnished from sources believed to be reliable; however, such information is not guaranteed to be correct, although it has been checked insofar as possible and is believed to be correct.

6. We are not familiar with any engineering or geological studies made to determine the bearing capacity of the land or that indicate any mineral contents of a significant nature. Because improvements in the area appear to be structurally sound, we assume that soil and subsoil conditions are stable.

7. Plats, maps, and other exhibits in this report are used merely to help the reader visualize the property and its surroundings, and no responsibility is assumed for their cartographic accuracy.

8. The value estimates reported herein are under the purpose and land-use premise stated. They are not valid for any other purpose or premise and must not be used in conjunction with any other appraisal or intended use.
9. The property history has been provided by conversations with various individuals involved with the chain of title, and if available, various documents such as contracts, deeds, leases, and closing statements. We have not performed a title search, nor do we warrant that the history, as presented herein, is completely accurate. Anyone contemplating an interest in the subject property should rely solely upon a title search and opinion prepared by a qualified attorney-at-law.

10. Full compliance with all applicable federal, state, and local environmental regulations is assumed, as well as all applicable zoning, use, and occupancy regulations and restrictions as stated and considered in this report.

11. This report is not to be reproduced in part or as a whole without written consent of the appraiser.

12. In this assignment, the existence of any hazardous or potentially hazardous material possibly located on the site thereon, such as urea formaldehyde foam insulation, asbestos, or toxic waste, etc., was not observed by the inspecting appraiser(s) and has not been considered. The appraiser(s) has no knowledge of any such materials on or in the property, but is not qualified to detect such substances. The presence of such materials may have an effect on the value or use of the property. It is assumed that there are no hazardous material spills, etc., resulting from underground storage tanks or other causes associated with the subject property. Full compliance with all environmental laws is assumed. The client is urged to retain an expert in this field, if desired.

13. Any projections, forecasts, etc., regarding future patterns of income and/or expenses, prices/values, etc. represent the analyst's best estimates of investor anticipations with respect to these items, based on information available at the date of appraisal or analysis. Such information includes forecasts/projections published by recognized sources such as economists, financial publications, investor surveys, etc.

    Economic trends can affect future behavior of income, expenses, values, etc. Changes in these items caused by future occurrences could result in values different from those established in this report. We cannot accept responsibility for economic variables in the

future, which could not have been known or anticipated at the date of analysis (inflation rates, economic upswings or downturns, fiscal policy changes, etc.).

14. All mechanical and electrical equipment is assumed to be in good working order, unless otherwise stated and treated elsewhere in the report. We are not experts in this area, and it is recommended that, if appropriate, the client obtains an inspection of this equipment by a qualified professional.

15. All restaurants and clubs must pass periodic inspections by the Health Department in order to obtain and retain their operating license and liquor permits. We have assumed that all food and beverage outlets have retained the required operating licenses and liquor permits.

16. The Americans with Disabilities Act (ADA) became effective January 26, 1992 setting strict and specific standards for disabled access to and within most commercial and public buildings. We have not made a specific compliance survey and analysis of the proposed property to determine whether or not it will be in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property will not be in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible noncompliance with the requirements of the ADA in estimating the value of the property.

17. The estimated income and expense results are based upon continued competent, efficient management and presume no significant change in the competitive position of the competitive facilities (supply) in the area other than as set forth in this appraisal report.

18. Per the client's request, a cost approach has not been developed. Only a land sale analysis has been performed.

19. The contents of this Appraisal are for limited private use only. If this report becomes the property of any party other than the addressee or the person who has paid the fee connected herewith, permission must be obtained from the original addressee and the appraiser for reproduction or additional copies, and additional fees will be charged for any further consultation, reappraisal, or review of the property.

20. Acceptance and/or use of this appraisal report by the client or any third party constitutes acceptance of these limiting conditions. Appraisal liability extends only to the stated client, not subsequent parties or users, and is limited to the amount of the fee received by the appraiser.

21. Our value opinions have been based on unaudited financial reports provided to us by the resort managers. If these reports are found to be inaccurate or incomplete, we reserve the right to revise our value opinions. The information on which this appraisal is based has been obtained from sources normally used by Hotel and Club Associates, Inc., and is considered to be reliable, but is in no sense guaranteed.

Extraordinary Assumptions

22. The Ocean and Sea Marsh Golf Courses, with the Plantation Clubhouse, are operated in conjunction with the other properties of the Sea Pines Resort. We have concurrently appraised the subject property and the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center, but not the management operation of the residential rental properties, which are rented as part of the total Sea Pines Resort. Because of the complexity of this facility and the interrelationships between the various amenities, we believe that a sale of the property would include all owned properties, excluding the residential rental properties. It has been necessary to allocate certain revenues and expenses to reflect the past and future operation of the resort. We have worked with the Sea Pines accounting manager and controller to appropriately allocate the revenues and expenses to the various component properties of the resort. We believe the value conclusions should be considered in their totality and the separation of the properties would reduce the efficiency and the total value of the Sea Pines Resort.

Introduction to the Subject Property

Identification of the Property

The Ocean and Sea Marsh Golf Courses are situated within the Sea Pines development on Hilton Head Island, a barrier island in Beaufort County, South Carolina. The major improvements include The Ocean Golf Courses, the Sea Marsh Golf Course, the Plantation House Conference Center and the Lakehouse Restaurant, which acts as the food and beverage outlet for the two golf courses. The various tracts of land of the resort have been acquired since 1987. Copies of the legal descriptions are shown in the Addenda to this report. The subject site can best be viewed on the maps shown in the Description of the Property section of this report.

Client and Intended User Disclosure

The client and intended user of this appraisal is Wachovia Corporation. Mr. Mitch Smith, MAI of Wachovia Corporation authorized the preparation of this appraisal by an engagement letter shown in the Addenda. Any use of this report by third parties is unauthorized without the written consent of our Client and Hotel and Club Associates.

Client's Intended Use Disclosure

Wachovia Corporation will use the appraisal for internal purposes, including but not limited to, rendering a decision relative to a financial transaction.

Type of Appraisal Report

This is a Summary Report of a Limited Appraisal. Each real property appraisal report must be prepared under one of three options, namely, a Self-Contained, Summary or a Restricted Report. This is a Summary Report that provides a summarized level of detail in the presentation of information.

The Appraisal Foundation recognizes two types of real property appraisals: a Complete Appraisal and a Limited Appraisal. At the request of the client, the Departure Rule has been invoked in the appraisal of the subject property and only the Income Capitalization Approach and Sales Comparison Approach have be developed, when applicable, for each of the three properties that comprise the resort. The Cost Approach has not been developed; only a land sale analysis has been preformed.

Purpose of the Appraisal

The purpose of the appraisal is to estimate the market values of the subject property. We have estimated "as is" market value and the prospective market value of the subject course "at stabilization."

Date of Valuation

The subject property was most recently inspected on June 9, 2003. This date will serve as the effective date of the "as is" market value estimate. prospective "at stabilization" date will be June 2007.

Property Rights Appraised

The appraisal is predicated on the assumption that the market value of the appraised property has been estimated in fee simple subject to the existing leases on the golf carts and the golf maintenance facility of the Going Concern. Our analysis of the rent for the golf maintenance facility indicates that the rent is at a market rent, so no leasehold value has been created by the leasing of the golf maintenance facility. The property is subject to typical road set-back cross easements and utility easements, and these are not considered to significantly impact value. In addition, The Town of Hilton Head has strict requirements regarding architectural standards, exterior wall materials and colors. Any questions of a legal nature should be directed to the owner's and/or the client's legal counsel.

Definitions

Market Value

The Federal Deposit Insurance Corporation (FDIC) has defined market value in 12 CFR, Chapter III, Subchapter B, Part 323.32(f) of its rules of appraisals. This definition is identical to an accepted one published by the Appraisal Institute in its Standards of Professional Appraisal Practice (12/90), and defines market value as:

"The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. Buyer and seller are typically motivated;
2. Both parties are well informed or well advised, and acting in what they consider their own best interest;
3. A reasonable time is allowed for exposure in the open market;
4. Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and
5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

Source: Office of the Comptroller of the Currency, 12 CFR, Part 34

Market Value "As Is" on Appraisal Date

An estimate of the market value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date the appraisal is prepared.

Prospective Future Value at Stabilized Operational Occupancy

The value presented assumes the property has attained the optimum level of long-term occupancy, which an income-producing real estate project is expected to achieve under competent management after exposure for leasing in the open market for a reasonable period of time at terms and conditions comparable to competitive offerings.

Going Concern Value

The value created by a proven property operation; considered as a separate entity to be valued with a specific business establishment.

Fee Simple Estate

Absolute ownership unencumbered by any other interest or estate subject only to the four powers of government.

Scope of the Appraisal

The extent of the process of collecting, confirming, and reporting the market data required to determine the highest and best use of the site and the value of the subject improvements is referred to as the Scope of the Appraisal. We have inspected the subject property, gathered information relevant to its highest and best use and its value and researched land sales, resort sales and the operations of competing resorts. When performing this research, we made personal inspections, conducted interviews with participants in the market, both personally and by phone. When possible, we have interviewed one of the principals involved in sales, or an agent of the principal. In addition to inspecting the subject property, we have interviewed officials within the county tax department. In addition, we interviewed competitive resort personnel. Information gathered from these interviews has been considered in our conclusion of the highest and best use of the property. The date of the last inspection is stated on the title page and the executive summary. Data was investigated between the date of inspection and the date of certification of the report.

Two of the three traditional approaches to value, including the Income Capitalization Approach and the Sales Comparison Approach will be used in this report. The value indications derived through these approaches are developed from, and are based on market information researched in the area and regional resort market.

In the **Cost Approach**, we value the land underlying the subject property. This is based on recent and relevant land sales in the area, which have been solicited from principals of land sales, brokers, tax officials and other appraisers. At the request of the client, the Cost Approach has not been developed. Only a land sale analysis has been performed.

The **Income Approach** considers the present value of the future benefits of the property rights appraised. The capitalization process is based on rates of return typical for investments in golf and hotel properties and checked by an overall rate comparison. The income history of the appraised property has been analyzed based on the available historical financial information. We have compared the income generated at competing resort properties with comparable affiliations. Current and projected hotel and golf supply and demand and the trends in tourism and the market occupancy levels have been considered. Anticipated expenses based on comparable resort operating histories and current trends have been estimated. By capitalizing the resulting income stream, a value conclusion by the Income Approach has been reached. The capitalization process was based on the results of an investor survey of participants in the market.

Our research for the **Sales Comparison Approach** involved finding recent sales of resort properties. Initially, we researched sales in the local area. While several golf courses and hotels have been sold in the area, we determined that other sales in a broader geographic range, particularly resort sales, would provide a better comparison. Therefore, our research of comparable sales was extended to cover resort golf and hotel sales in the region and beyond. We have made a concentrated effort to assemble as much information on the physical and financial aspects of these sales as we could gather.

History of the Property

The Plantation Club was acquired from Fogelman Properties, Inc in 1988. Other parts of the resort were acquired in 1987 by a complex transaction involving Garner-Matthews Plantation Company, Hilton Head Holdings Corporation, Hilton Head Hotel Company, Vacation Resorts, Inc., Ginn Holding Corp and Sea Pines Plantation. The reported consideration for the acquisition was $18,300,000. The transaction was connected with the reorganization for the Hilton Head Holdings Corporation and Hilton Head Liquidation Corporation. The subject property is part of the larger property owned by the Sea Pines Company and the size of the appraised property is as follows:

The Ocean Golf Course	96.8 Acres
The Sea Marsh Golf Course	92.3 Acres
The Driving Range/Practice Area	11.6 Acres
The Plantation Club	9.4 Acres
Total Appraised Property	210.1 Acres

To our knowledge, there has been no more recent sale of the appraised property.

Market Area Overview

Demographic and economic relationships within a given area affect long-term value of real estate investments. The purpose of this section of the report is to look at discernible demographic and economic trends prevalent in the local market area that may influence and/or create value for real estate. Past and probable future trends affecting the economic structure of the overall market area are identified and discussed.

Location and General Description

The subject property is located on Hilton Head Island in Beaufort County, South Carolina. Located in the extreme southeastern portion of the South Carolina coastal plain, Beaufort County is bounded by Colleton County to the northeast, Hampton County to the northwest, Jasper County to the west and southwest and the Atlantic Ocean to the east and southeast. The county covers approximately 691 square miles, stretches along the Atlantic Ocean for nearly 30 miles, and includes 64 major islands and hundreds of smaller islands.

Hilton Head Island is a large foot-shaped compound barrier island on the west-northwest side of the South Atlantic or Georgia Bight, a large embayment on the southeastern U.S. coastline. The island covers approximately 22,000 acres (34.4 square miles) that includes high ground, freshwater wetlands, beaches, small tributaries and adjacent salt marsh wetlands. It is located in the southeastern corner of Beaufort County.

Topography on the island is relatively flat with an average slope in the interior of less than two percent. Steepest slopes are found along Port Royal Sound, Skull Creek, and other tributaries, while the most gradual slopes are found in the Sea Pines area on the southern end of the island. Elevations range from zero to more than 20 feet above mean sea level.

The climate is semi-tropical with temperatures approaching and sometimes topping 100 degrees in July and August. Winter temperatures rarely fall below freezing. The average annual rainfall is 51.1 inches with approximately 50% of annual rainfall occurring June through September. Approximately 22% of the annual rainfall amount rain occurs January through March. According to the U.S. Department of the Interior, the probability that a hurricane will occur within 50 miles of Hilton Head Island in a given year is 7%. Northeasters are more common and are responsible for recurring beach erosion and may cause local flooding conditions. (Flooding is common following

rainfalls of five or more inches). The low drainage capacity of the soils increases the likelihood of flooding throughout much of the island.

Demographic Characteristics

Hilton Head Island is noted as a retirement and tourist destination and its demographic make-up reflects this reputation. When compared to the rest of South Carolina, Hilton Head Island's population is older and the average household size is smaller reflecting a community that includes a high proportion of retirees and empty nesters. In addition, the town's permanent population of approximately 34,000 persons is supplemented each year by seasonal residents.

As determined by ERSI Business Information Solutions (formerly CACI Marketing Systems, Inc.), a marketing and information systems firm headquartered in Arlington, Virginia, the dominant ACORN cluster in Hilton Head Island is "*Wealthiest Seniors*." ACORN clusters are neighborhood segments that ERSI created using a number of multivariate statistical methods based on pertinent consumer characteristics. ERSI describes "*Wealthiest Seniors*" as follows:

> "Over half of this group is over 50; half are married couples with no children at home and nearly a quarter of these households are single-person. Their affluence comes from long-term certificates of deposits; they rank near the top among the markets for investments and savings. They own newer single-family houses or condominiums in the small towns and cities of sunny Florida and California. They use their credit cards for travel, luxury cars and jewelry. They keep fit by biking, playing golf and walking. They also read books; newspapers; and senior, lifestyle and business magazines."

From 1990 through 2000, Hilton Head Island's population grew at an estimated rate of 3.6% annually, a net increase of approximately 10,000 persons or roughly 43%. Growth is expected to continue though the rate is anticipated to slow to approximately 1% annually.

Beaufort County's population also grew from 1990 to 2000, though at a slightly slower rate than that for the Island. The 2000 population of 120,937 is a near 40% increase over the 1990 population of 86,425, which represents a growth rate of 3.4% compounded annually. Projections call for the county population growth rate to slow to 2% through 2010, yielding a projected population of 146,860.

Economic Characteristics

As a retirement and vacation destination, Hilton Island has an economy based on meeting the quality of life requirements of retirees and vacationers. The challenge has been and continues to be balancing the need to maintain a dynamic economy while avoiding excessive commercialization. Much of the island's employment is geared towards a market driven by tourism, and to a lesser extent, the island's resident population. This has created a dependency on the service sector, which, with traditionally low paying jobs, faces a potential labor shortage as lack of affordable lower

income housing means that approximately 56% of the island's workers live off-island. This impacts traffic volumes on the island especially during peak commuting times.

Nonetheless, the tourism industry continues to be a strong economic force and has spawned growth in other sectors, such as construction, and also expanded growth within the services sector, especially among retailers and eating and drinking establishments. Other service-oriented sectors benefiting from growth in the tourist and retirement driven market include realtors, business service providers and professional and legal services.

The following list shows the major employers in Hilton Head Island, and reflects the importance of tourism and retirement as the list includes primarily government services and resorts.

Town of Hilton Head Island	Westin Resort
Hilton Head Medical Center	Crowne Plaza Resort
Hargray Telephone	Hilton Oceanfront Resort
Palmetto Electric	Beaufort County Schools
Hilton Head Marriott Beach & Golf Resort	Sea Pines Resort

Historically, the unemployment rate for Beaufort County has been much lower than statewide. The economic downturn and declines in travel have caused recent increases in unemployment, though not so severe as for the rest of the state.

Beaufort County and South Carolina Unemployment Rates


6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
Beaufort County
South Carolina
4.5%
3.8%
4.5%
3.9%
5.4%
6.0%
2.4%
2.1%
2.3%
2.1%
2.6%
2.6%
1997
1998
1999
2000
2001
2002

Source: South Carolina Employment Security Commission

Transportation

Transportation and accessibility factors are key to an area's economic growth and prosperity. In general, the area has excellent access to most major markets via ground and air transportation. In

addition, the area's sub-tropical climate virtually eliminates wintertime interruptions of transportation.

Highway



For vacationers, Hilton Head Island is primarily a drive-to destination. Primary highway access to the area is via interstate I-95, the major north south corridor running along the eastern seaboard from Miami, Florida to Houlton, Maine at the Canadian border. Via I-95 and connecting interstates, I-16, and I-26, the area is linked to destinations throughout the east and southeast. Located about 25 miles west of the island, I-95 can be easily accessed by U.S. Highway 278. Approximate distances in miles from Hilton Head Island to major cities are shown in the following chart.

Atlanta, GA	299	Baltimore, MD	636
Charlotte, NC	254	Chicago, IL	944
Cincinnati, OH	668	Cleveland, OH	778
Miami, FL	554	Nashville, TN	556
New York, NY	867	Philadelphia, PA	720
Pittsburgh, PA	717	Richmond, VA	489
St. Louis, MO	903	Washington, DC	596

Throughout the 1990s, traffic volume on Hilton Head Island increased drastically, especially along US Highway 278 (William Hilton Parkway), which was the main traffic arterial on the island and the only means of reaching locales at the southern end of Hilton Head. The February 1998 opening of the Cross Island Parkway provided an alternate limited access route to the southern end of the island, relieving some of the traffic on 278.

Public Transportation

Public transportation on Hilton Head Island consists of private shuttle systems operated by different companies or hotels and additional service provided through the Lowcountry Regional Transportation Authority (LRTA). The primary function of LRTA, which provides limited service on the island, is to connect the labor force of Beaufort County and contiguous counties with employment opportunities on Hilton Head Island.

Ports and Rail Service

Businesses in Hilton Head Island and Beaufort County have access to three South Carolina Port Authority facilities in Port Royal, Charleston and Georgetown. The Port Royal facilities in Beaufort County can handle neobulk and breakbulk cargo as well as agricultural cargoes such as bananas from South America. The port is served by CSX and Port Royal Railroad, part of the state's 2,600-mile rail network. Local businesses and industry have access to more distant ports in Charleston, Georgetown, Savannah, and Jacksonville through interstate and rail connection systems. Passenger rail service is provided by Amtrak with stations in Charleston and Savannah.

Air

Two airports service Hilton Head Island, Savannah/Hilton Head International (SHHIA) and Hilton Head Island Airport. Located approximately 45 miles southwest of the island, SHHIA provides service on the following airlines: AirTran, Continental Express, Delta, Delta Connection, United Express, and US Airways. Together, these airlines provide daily nonstop service to Atlanta, Dallas, Cincinnati, New York LaGuardia, Newark, Houston, Washington Dulles, Chicago O'Hare and Charlotte. Hilton Head Airport is located on US Highway 278 and provides service through US Airways Express, which provides daily non-stop flights to Charlotte-Douglas International Airport.

Recreation and Tourism

Recreational amenities enhance an area's quality of life, a major factor for persons and companies looking to locate into an area. In addition, these amenities promote visitors to an area, thus providing a welcome supplement to local-based revenues. Hilton Head Island is a popular vacation destination and benefits from a strong tourism industry. Visitors are attracted to the sub-tropical climate, miles of beaches and associated recreational amenities and some of the state's finest resorts and golf courses. In 1999, approximately 2.4 million persons visited the island. For 1998 travel spending by visitors to Beaufort County totaled about $689 million.

After the events of September 11th, 2001, the Island experienced a decline in visitation that continued throughout 2002 and into the first quarter of 2003. This decline was intensified by the economic downturn, the war on terrorism and the war in Iraq. Through May 2003, deplanements at Savannah/Hilton Head International Airport were down almost 8% over the same period for 2002. Advanced bookings for the 2003 summer season remain soft and reflect a national trend toward shorter advanced booking windows for both leisure and group travel. With the successful conclusion to the war, the local travel and tourism industry is expected to recover with 1% to 2% growth in the third and fourth quarters of 2003 with even stronger growth expected in 2004.

In order to ensure a successful recovery, the Visitor & Convention Bureau of the Hilton Head Island-Bluffton Chamber of Commerce has developed a detailed marketing plan with a primary objective of "generating visitation to minimize the potential decline in tourism" through 2003. The targeted audiences include both leisure and business-oriented individuals, couples, families and groups. As a primarily drive-to destination, the Island's targeted markets include the Southeast, Midwest and Northeast markets of Atlanta, Charlotte, Greenville/Spartanburg/ Asheville, Charleston, Savannah, Washington, DC, Philadelphia, Cincinnati, and New York. The Island also intends limited promotions to air travel markets including the United Kingdom and Ireland.

Summary

Hilton Head Island is one of the nation's premier vacation and retirement destinations, which is reflected in both its demographic and economic composition. Fueled by a tourism-based market, local economic growth, which depends on business and leisure-related travel, has slowed and unemployment increased from 2000 to 2002. Population growth that occurred over the last decade is expected to continue, though at a slower pace, over the next 10 years. In general the island provides a favorable environment for real estate investment, especially if the economy enters a recovery as anticipated.

Subject Neighborhood

Lawton
Hilton Head Island
Hilton Head Island
Forest Beach
South Sea Pines
Atlantic Ocean
0 mi 0.5 1 1.5 2

Description of the Subject Neighborhood

Real estate is an immobile asset greatly affected by its surrounding environment. Within a community, there is a marked tendency toward the grouping of land uses. The areas devoted to these particular uses are termed physical neighborhoods. Shifts or changes in the neighboring environment affect properties within a given neighborhood. Neighborhood use in this context, as defined in the Appraisal Institute's *Real Estate Appraisal Terminology* is as follows:

> "A portion of a larger community, or an entire community in which there is a homogenous grouping of inhabitants, buildings, or business enterprises. Inhabitants of a neighborhood usually have a more than casual community of interest and a similarity of economic level or cultural background. Neighborhood boundaries may consist of well-defined natural or man-made barriers, or they may be more or less well-defined by a distinct change in land use or in the character of the inhabitants."

The subject property under review comprises three golf courses, a 60-room inn and conference center, all of which are located within the Sea Pines Resort on the southeastern tip of Hilton Head Island. Over the last 40 years, Hilton Head Island has established itself as a premier vacation and retirement destination and features a wide variety of residences, retail shops, eating establishments and recreational amenities, which include a number of golf courses.

The boundaries of the approximate 5,500-acre controlled-access Sea Pines Resort are Calibogue Sound, the Atlantic Ocean, Palmetto Bay Road, Pope Avenue and Cordillo Parkway. Two-lane paved roads with posted speed limits of from 20 mph to 35 mph provide vehicular access to all areas of the resort. Paved leisure trails also wind through the resort for the use by cyclists and pedestrians.

Access to Sea Pines Resort is via two gates, the Greenwood Gate and Ocean Gate. The Greenwood Gate is the primary entrance to the resort and is located off U.S. 278, which links the island to the mainland and is the main commercial thoroughfare through Hilton Head Island. The Sea Pines Welcome Center for guest check-in and information is located just outside this gate.

A mixture of shopping centers and low-rise office and retail buildings is located on Greenwood between the resort gate and U.S. 278. The shopping centers include Park Plaza, The Gallery of Shops, Island Crossing and Hilton Head Plaza. Tenants include two grocery stores (Publix and

Harris Teeter), Staples, Walgreens, Park Plaza Cinemas, and a number of restaurants and retail shops.

The Ocean Gate is located near the intersection of Cordillo Parkway and S. Forest Beach Drive. This is a residential area that includes the Sea Pines Prep School.

Sea Pines Resort is divided into three main areas: Harbour Town, Mid Resort and South Beach.

Harbour Town Golf Links, and the Inn & Conference Center at Harbour Town are located in Harbour Town, which fronts Calibogue Sound. In addition, this area includes a variety of villas and detached single-family residences, retail shops and eating establishments. The retail establishments include a variety of offerings from fine jewelry to t-shirts and are geared toward the resort visitor. Representative shops include Bailey's LTD, Harbour Town Toys, Harbour Town Crafts, Nell's Harbour Shop, Planet Hilton Head, A Harbour Town Christmas and Match Vintage Clothing. Restaurants provide casual and upscale dining and include Harbour Town Bakery & Café, Heritage Grill, CQ's, The Crazy Crab, Quarterdeck Seafood Restaurant & Lounge, Harbourside Café, and Café Europa. The Yacht Basin and Sea Pines Racquet Club are also located in this area. Plantation Drive and Lighthouse Drive provide primary access to the Harbour Town area.

The Ocean and Sea Marsh golf courses are located in the Mid Resort area, which is located in the central portion of the resort and fronts the Atlantic Ocean. Greenwood Drive, Ocean Drive and Lighthouse Drive provide primary access to this area, which includes a variety of villas and detached single-family residences. Also in this area are the Lakeshore Restaurant and the Plantation Club, which are adjacent to the clubhouse that serves the subject golf courses. The Sea Pines Bike Shop is located adjacent to the Sea Marsh course. The Sea Pines Beach Club is also located in the Mid Resort area.

Straddling the Harbour Town and Mid Resort areas is the Sea Pines Center, a small open shopping mall that includes a number of shops and restaurants that include Truffles Café, Favors at Forsythe, Acorn Men's & Ladies' Clothing, Island Bookseller, Pacific Tall Ships, Sea Pines Wine & Spirits, Ice Creams and Coffee Beans, and Giuseppi's Pizza. The Plantation Station gas and convenience store and Liberty Bank are located on out parcels.

South Beach is located on the southeastern tip of the island and includes villas, detached single-family homes, a marina, the South Beach Marina Inn and a collection of restaurants and shops, which have a much more casual and family-oriented feel than those located in Harbour Town.

Shops and restaurants in South Beach include Salty Dog Café and Salty Dog Ice Cream Shop, Jake's Pizza, Land's End Tavern, Land & Sea Wear, Salty Dog T-Shirt Factory, The Lost Parrot and Jake's Cargo Store.

Neighborhoods typically progress through four phases: growth, stability, decline and revitalization. The Sea Pines Resort is essentially built out with limited new development within the resort boundaries, and therefore would be classified as stable with ongoing improvements to resort amenities. In general, the subject properties are typical of a resort environment and are consistent with development throughout Hilton Head Island.

Description of the Subject Property

The site overview is based upon a physical inspection, surveys and maps provided. In addition, other maps, municipal records and tax maps were also utilized in preparing the site description.

Location: The Ocean Course is located on the south side of Greenwood Drive east of Morgan Road and west of Tupelo Road. The Sea Marsh Course is located on the south side of Planters Drive and west of Lighthouse Road.

Size: The sizes of the courses are as follows:

The Ocean Course:	96.8 acres
The Sea Marsh Course:	92.3 acres
The Plantation Club parcel	9.4 acres
Driving range and practice area:	11.6 acres
Total:	210.1 acres

Shape: The subject tract is an irregularly shaped parcel of land, which is the focal point of the surrounding residential development. . It does not appear to suffer from any shape difficulties that would cause a loss in value.

Frontage/Visibility: The subject tract has frontage along Plantation Drive, Baynard Park Road and several small streets, providing adequate visibility by local traffic in the neighborhood. Visibility is somewhat limited from Lighthouse Road, but signage directs traffic well to the course, inn, and conference center.

Access: Ingress and egress to the subject site is good. Motorists access the subject site via US Highway 278 to Greenwood Drive and Lighthouse Road. The entrance to the Ocean and Sea Marsh Golf Courses is from Lighthouse Road. The streets within the Sea Pines resort are two-lane paved roads.

Topography/Drainage: The subject site is at street grade and is relatively flat with sandy soil.

Easements: No abnormal access, utility or drainage easements are known to encumber the site.

Traffic Count: According to the South Carolina Department of Transportation, there are two traffic count stations near the subject property. The first is on



FIRM
FLOOD INSURANCE RA
TOWN OF
HILTON HEAD
ISLAND,
SOUTH CARO
BEAUFORT COUNTY
PANEL 12 OF 15
COMMUNITY-PANEL
45025
MAP
SEPTEMBER
SUBJECT
SUBJECT
SUBJECT
SUBJECT
SUBJECT
SUBJECT
ATLANTIC
100-Year Flood Boundary
500-Year Flood Boundary
ZONE B
Base Flood Elevation Line
With Elevation In Feet**
513
Base Flood Elevation in Feet
Where Uniform Within Zone**
(EL 987)
Elevation Reference Mark
RM7
Zone D Boundary
River Mile
•M1.5
**Referenced to the National Geodetic Vertical Datum of
*EXPLANATION OF ZONE DESIGNATIONS
ZONE
EXPLANATION
A
Areas of 100-year flood; base flood elevations and flood hazard factors not determined.
AO
Areas of 100-year shallow flooding where depths are between one (1) and three (3) feet; average depths of inundation are shown, but no flood hazard factors are determined.
AH
Areas of 100-year shallow flooding where depths are between one (1) and three (3) feet; base flood elevations are shown, but no flood hazard factors are determined.
A1-A30
Areas of 100-year flood; base flood elevations and flood hazard factors determined.
A99
Areas of 100-year flood to be protected by flood protection system under construction; base flood elevations and flood hazard factors not determined.
B
Areas between limits of the 100-year flood and 500-year flood; or certain areas subject to 100-year flooding with average depths less than one (1) foot or where the contributing drainage area is less than one square mile; or areas protected by levees from the base flood. (Medium shading)
C
Areas of minimal flooding. (No shading)
D
Areas of undetermined, but possible, flood hazards.
V
Areas of 100-year coastal flood with velocity (wave action); base flood elevations and flood hazard factors not determined.
V1-V30
Areas of 100-year coastal flood with velocity (wave action); base flood elevations and flood hazard factors determined.
NOTES TO USER
INITIAL IDENTIFICATION
SEPTEMBER 30, 1977
FLOOD HAZARD BOUNDARY MAP REVISIONS
FLOOD INSURANCE RATE MAP EFFECTIVE
SEPTEMBER 30, 1977
FLOOD INSURANCE RATE MAP REVISIONS
Beaufort County, South Carolina
To determine if flood insurance is available in this community, contact your insurance agent, or call the National Flood Insurance Program, at (800) 638-6620.

Palmetto Bay Road near SC Business 278. The 2002 average daily traffic count is 20,500 automobiles. The second location is at the intersection of Palmetto Bay Road and SC Business 278. The 2002 average daily traffic count is 30,100 automobiles.

Utilities: Public water and sewer service to the subject tract is provided by the operators of the South Island Public Service District. Electrical service is provided by the Palmetto Electric Cooperative and telephone service is provided by BellSouth and other carriers.

Land Use Controls

Zoning Restrictions

The subject tract is presently zoned PD-1, Planned Development Mixed Use. The PD-1 district is regulated by the Town of Hilton Head Zoning Department. This was confirmed by Teri M. Bourgaux, Senior Planner with the Hilton Head Zoning Department.

The PD-1 district does have restrictions relating to the overall density of the development and general restrictions on various types of uses. The existing uses on the tract include The Harbour Town Clubhouse, the Harbour Town Golf Links, the Inn at Harbour Town and the Harbour Town Conference Center. The subject property is considered a conforming use within the Sea Pines development.

Flood Plain

The subject property is situated on a barrier island along the marsh adjoining the Calibogue Sound. This area is prone to damage from hurricanes. Consequently the subject property is primarily situated within a flood zone area. As shown on the accompanying Flood Insurance Rate Map, Community Panel #450250 0012 D, the subject property is located within Zone A7. Zone A7 is defined as an area of 100-year flood plain. The highest elevation is 15 feet. The ground floor of any structure in the area must be built at or above the base flood elevation. Any space enclosed below the base flood elevation must have at least two openings to equalize the force of floods on the walls. These spaces may only be used for parking vehicles and for limited storage. They are not allowed to be heated, cooled or to be used as habitable space. The effective date of this map is September 1977. It was revised in 1986 to reflect the incorporation of Hilton Head Island.

Environmental Assessment

A Phase I Environmental Site Assessment at Sea Pines Plantation was performed on the subject property in May 1988, and revised in September 1989*.This report was performed by the Thomas & Hutton Engineering Company of Savannah, Georgia. The report addressed the issues of the disposal of treated wastewater and incinerated materials, the storing and handling of pesticides and other potentially hazardous materials, and the disposal of dredged material from the Harbour Town Yacht Basin to the Sea Pines Forest Reserve.

According to the Conclusions of the Phase I Environmental Site Assessment, there would not be a problem disposing of wastewater "once the wetlands disposal pipe [was] completed" and "the Sea Pines Public Service District receives approval to dispose of 5 million gallons of treated [waste] per day." There would be no problem to use the incinerator so long as it is "operated in accordance with the permit Clean Air Standards Act." It was stated that the managers and maintenance supervisor appeared to be properly storing and handling potentially hazardous materials in accordance with the South Carolina Department of Health and Environmental Control requirements. Improvements have been made to the wash facility for the golf course maintenance equipment. This area previously received unfavorable comments. It was recommended to have this area monitored. It was also noted that the "dredge activities [did] not appear to have caused any problems" and were "completed within the confines of the issued permits."

Hazardous Materials

According to the United States Environmental Protection Agency, (USEPA), there have been no recent hazardous materials releases in the same zip code district as the subject property. As stated in the Assumptions and Limiting Conditions, we are not experts on the detection of asbestos or any other hazardous material. While we observed no obvious evidence of any other environmental problems at the subject property, we urge the client to retain an expert in this field.

Site Improvements

At the time of our inspection, the subject property included two 18-hole golf courses, the Plantation House Conference Center, including the Lakehouse Restaurant, the pro shop, cart storage building, a driving range, practice putting green, and a leased golf maintenance building.

* A new study has been ordered. At the time of this appraisal, it had not yet been completed.

Conference Center

The 32,480 square foot Plantation House was built in 1961. It features the pro shop, the conference center, meeting rooms, offices, and the Lakehouse Restaurant. The following chart details the construction components of the clubhouse.

Conference Center/Pro Shop Construction Components	
Quality of Construction:	Average.
Number of Stories:	One.
Foundation:	Concrete, bearing walls.
Exterior Walls:	Brick and textured plywood siding.
Roof Structure:	Wood joist, wood deck.
Roof Cover:	Built up composition, composition shingle.
Floor Structure:	Concrete on ground.
Floor Coverings:	Primarily carpet and pad, hardwood in ballroom.
Interior Walls:	Framed.
Ceilings:	Gypsum board and suspended grid with acoustical panels.
Plumbing:	Restrooms contain porcelain toilets and sinks, ceramic tile showers.
Lighting:	Fluorescent, overhead bulb fixtures, and recessed lighting.
HVAC:	Heat pump system.
Parking:	Asphalt Paving with concrete sidewalks.
Furniture, Fixtures & Equipment:	The clubhouse contains good quality furniture, dining room tables, chairs, lockers, and a functionally equipped kitchen.

Cart Storage Building

The 6,070 square foot cart building is pole construction, with a flat roof and plywood siding. This building is in average condition, functions well and is adequate for its use.

Golf Maintenance Buildings

The golf maintenance building is a single story 16,253 square foot metal frame building with overhead doors, fluorescent lighting, finished concrete floor, metal roof and siding. The building contains a workshop area, storage area, small office and restroom. This property is leased from SP Service Area Partnership. The lease is in effect until February 28, 2015. The site is shared with the golf maintenance operation of the Harbour Town Golf Links.

The Golf Courses

Ocean Course

Originally designed by George Cobb, the Ocean Course was the only golf course on Hilton Head Island when it opened for play in 1961. In 1995, the course was completely redesigned by PGA

TOUR player Mark McCumber. Retaining nothing of the original design, except for the basic routing through the adjoining homes and tress, McCumber created a golf course in which "playability and strategy" are in tune with "aesthetics and the environment." Since the renovation, the Ocean Course has become a favorite of residents and vacationers.

The Ocean Course features extensive use of lagoons and sand bunkers, which add visual interest as well as posing hazards for golfers. Most fairways are also tree-lined, creating the impression of narrow landing areas. The trees also help buffer the winds, which can be quite fresh, while at the same time causing the winds to swirl and produce confusion in the golfer's mind as to wind direction. This adds to the course's difficulty and helps to bring lagoons and bunkers into play.

The greens are of average size, about 5,000 to 6,000 square feet, are undulating, fairly firm and of fast to medium speed. Built to USGA specifications during the McCumber redesign, the greens are grassed with Tiff Dwarf Bermuda.

The Ocean Course has four sets of tees as follows:

	Yardage	Par	Course Rating	Slope Rating
Men				
McCumber	6,906	72	72.8	133
Championship	6,493	72	71.4	130
White	6,172	72	69.7	125
Green	5,325	72	65.6	115
Women				
White	6,172	72	75.8	134
Green	5,325	72	71.1	124

The Ocean Course is laid out in a single fairway returning nines design. A hole-by-hole description follows.

Hole-by-Hole Course Description

Hole #1	**Par 4** **391** **356** **345** **304**	Water extends down the entire right side of what is a fairly generous fairway, though this is not readily apparent from the tee. Water also comes into play on the left side on the approach to a green that has sand bunkers right and left and water back left.
Hole #2	**Par 4** **401** **382** **373** **340**	Rated as the most difficult hole on the course, this hole features water down the entire right side of fairway and on the left side of the approach to a kidney-shaped green is guarded by three sand bunkers

Hole-by-Hole Course Description (cont.)

Hole	Par / Yardage	Description
Hole #3	**Par 3** **180** **162** **150** **130**	Features carry over water that also comes into play to the right of the large green that also has sand bunkers left and right.
Hole #4	**Par 5** **527** **500** **486** **395**	Dogleg left that features tee shot over water to generous landing area. Two sand bunkers are placed at the outside corner of the dogleg and more water comes into play on the approach to the green that is protected by deep sand bunkers.
Hole #5	**Par 4** **388** **365** **340** **317**	Dogleg right featuring a tee shot through a chute of overhanging trees to a generous landing area. Water protects the green front left, as do three sand bunkers. The green is multi-tiered and hidden from view from the fairway.
Hole #6	**Par 4** **423** **400** **370** **342**	Dogleg right with tree-lined fairway and pot bunkers short left of the green. The long, shallow green slopes sharply from right to leave and back to front.
Hole #7	**Par 3** **216** **197** **173** **150**	Straightforward long par 3 with a large green flanked by sand bunkers.
Hole #8	**Par 4** **401** **375** **362** **305**	Tree-lined fairway that has a number of sand bunkers near the landing area and along the approach to the green. Two sand bunkers flank the green.
Hole #9	**Par 5** **518** **494** **480** **452**	A series of sand bunkers stretch across the fairway starting from about 160 yards and extending to about to 70 yards out from the green that is surrounded by several more sand bunkers and a lagoon on three sides.
Hole #10	**Par 4** **388** **368** **359** **310**	Dogleg right features tee shot over water to a wide landing area with a sand bunker left. Large sand bunker crosses the fairway short of the green that is flanked by more sand.
Hole #11	**Par 3** **157** **147** **132** **118**	Elevated green hides putting surface from the tee. Narrow green has a deep sand bunker short and left and right.

Hole-by-Hole Course Description (cont.)

Hole	Par / Yardage	Description
Hole #12	**Par 4** **390** **366** **355** **318**	Tree-lined dogleg right with a large sand bunker down the left side of the approach to the green.
Hole #13	**Par 4** **410** **363** **350** **318**	Tee shot over water to fairly generous landing area. Pot bunker guards the front of the elevated green that falls off in every direction with out-of-bounds long and a lagoon short.
Hole #14	**Par 5** **517** **498** **485** **410**	Dogleg left with sand bunkers at the inside and outside corners of the dogleg and lining the approach to the green. Water can come into play to the left and rear of the green.
Hole #15	**Par 3** **210** **190** **180** **135**	The course's signature hole, this par 3 plays toward the Atlantic Ocean. The green is protected by several collection areas and two sand bunkers on the right.
Hole #16	**Par 4** **374** **361** **338** **242**	Sharp dogleg right featuring a tee shot over water with two large sand bunkers left of the landing area. Deep sand bunker guards left side of the green that slopes sharply from back to front and falls off in every direction.
Hole #17	**Par 4** **455** **430** **386** **310**	Tee shot over water to fairway with water right and out-of-bounds left. Sand bunkers surround the undulating green.
Hole #18	**Par 5** **560** **539** **508** **445**	Water extends along the entire right side of the fairway. Sand bunkers line the left side of the approach to an hour-glass shaped green that has sand bunkers left and right.

Sea Marsh Course

Designed by George Cobb, the Sea Marsh Course opened for play in 1964. Retaining the original design, Clyde Johnston oversaw minor renovations to the course in 1990.

The player-friendly Sea Marsh Course is relatively short and features tree-lined fairways that are quite wide. However, the greens are well bunkered and many slope from front to back, which makes pitch shots and putting more difficult and keeps the course from being a pushover.

Still featuring the original push-up greens that do not meet current USGA specifications for construction and drainage, the Sea Marsh course is showing its age and is scheduled for renovation in the future.

The Sea Marsh Course has three sets of tees as follows:

	Yardage	Par	Course Rating	Slope Rating
Men				
Championship	6,515	72	70.0	120
White	6,169	72	69.0	117
Women				
Red	5,054	72	69.8	123

The Sea Marsh Course is laid out in a single fairway without returning nines design. A hole-by-hole description follows.

Hole by Hole Course Description

Hole #1	**Par 4** **366** **325** **229**	Tee shot over water. Green is small and guarded by sand bunkers front and rear
Hole #2	**Par 4** **301** **280** **251**	Short par 4 that lures big hitters into trying to drive the green. Green guarded by two sand bunkers in front
Hole #3	**Par 4** **381** **363** **316**	Straightforward par 4 with a couple of fairway sand bunkers and two greenside sand bunkers
Hole #4	**Par 3** **200** **185** **126**	Features long narrow green closely guarded by sand bunkers on both sides.
Hole #5	**Par 4** **428** **412** **310**	Sharp dogleg right that requires well placed tee shot to leave the best approach to green that has a sand bunker short front left.
Hole #6	**Par 5** **478** **463** **402**	Narrow tree-lined fairway that has water right that comes into play on the second shot. Two sand bunkers flank difficult sloping green.
Hole #7	**Par 3** **162** **140** **102**	Large sloping green provides multiple pin placements that can make as much as a three-club difference from front to back. Two sand bunkers flank the green.

Hole-by-Hole Course Description (cont.)

Hole	Par / Yardage	Description
Hole #8	**Par 4** 428 403 336	Rated as the most difficult hole on the course, this long dogleg right requires accuracy off the tee to avoid trees and two fairway sand bunkers left of the landing area. The steeply sloped green has a false front.
Hole #9	**Par 5** 505 475 407	Sharp dogleg left with a carry over water that splits the fairway on the second shot. Water also down right side of approach to hourglass-shaped, two-tiered green that is well bunkered.
Hole #10	**Par 4** 318 304 261	Short par 4 made slightly more difficult by two fairway sand bunkers left of landing area and small bowl-shaped green.
Hole #11	**Par 5** 550 530 406	Sharp dogleg left requiring well placed tee shot to set up layup on second shot. Green is relatively flat and guarded by sand bunkers on both sides.
Hole #12	**Par 4** 423 410 314	Slight dogleg right with two left side fairway sand bunkers short of green, which is elevated and flanked by two sand bunkers.
Hole #13	**Par 3** 163 151 111	Signature hole featuring carry over water to green protected by large sand bunkers.
Hole #14	**Par 4** 366 350 305	Narrow dogleg right with water down right side. False front and large sand bunker front right add difficulty to approach to green.
Hole #15	**Par 4** 411 398 346	Slight dogleg right with fairway sand bunkers and an elevated green with sand bunkers front left and back right.
Hole #16	**Par 3** 201 181 151	Long par 3 with large sand bunkers left and right.
Hole #17	**Par 5** 504 480 420	Dogleg right with sand bunkers at inside corner of dogleg and along both sides of approach to green that is flanked by two sand bunkers.
Hole #18	**Par 4** 330 319 261	Short requiring lay-up off tee short of lagoon that splits the fairway and protects the front and left side of the green that has one sand bunker back left.

Also associated with the Ocean Course and Sea Marsh Course are an approximate 50-person capacity practice range, short game practice area and practice putting greens.

Taxes

Real Property Taxes

The subject tracts, identified as Map Parcels R550 017 00A 0001, R550 018 000 0198, and are assessed for tax purposes in Beaufort County, South Carolina based on 100% of the full market value as of the date of revaluation. In the Beaufort County, properties are revalued for tax purposes every four years. Beaufort County was last revalued in 1998. The next revaluation in Beaufort County is scheduled to occur 2003.

The real property tax rate in Beaufort County for District 550 has remained constant at $.2084 per $100 value, for 2000 and 2001. In 2002 the county increased the millage rate to .2202. Shown below is a schedule of millage rates for the past 5 years, since the revaluation occurred.

Beaufort County

	Tax Rate	Compounded Rate
1998	.1811	-
1999	.1972	8.89%
2000	.2084	5.68%
2001	.2084	-
2002	.2202	5.66%

The compound annual average growth rate in the real property tax rates was 5.01% from 1998 to 2002.

The subject property consists of 201.87 acres according to the tax office records. The real estate property assessment for the subject property in 2002 is shown on the following page. The appraised property has recently resolved a tax litigation appeal

2002 Tax Map ID	Property Name	# of Acres	Land Value	Improvements	Total
R550 017 00A 0001	The Ocean Course	93.44	$2,335,500	$5,792,400	$8,127,900
R550 017 00A 1300	The Ocean Course	0.02	$500	-	$500
R550 018 000 0198	Sea Marsh	108.41	$2,168,200	$5,558,730	$7,726,930
Totals		201.87	$4,504,200	$11,351,130	$15,855,330

	2002
Land	$4,504,200
Buildings	$11,351,130
Exemptions	-$3,176,266
Litigation Settlement Adjustment to Value	$8,543,205
Total	$8,543,205
Multiplied by 6% Assessment Ratio	$512,592.30
Taxes in SC based on whole dollars	$512,590
Multiplied by Tax Rate	0.2202
2002 Real Property Tax Burden	$112,872.32

To compare estimate real estate taxes for the subject golf course, we have analyzed the real property assessed values of other golf courses in Beaufort County as shown below.

Property	Tax Map No.	Year Built	Acreage	# of Holes	Land Value Per Acre	Total Improvements Per Hole	Total Value Per Hole
Colleton River	R600 025 000 0001	2001	348.95	18	$11,110	$739,994	$955,372
Long Cove	R550 011 00A 0231	2001	144.29	18	$20,000	$398,189	$558,511
Indigo Run Asset	R510 007 00A 0246	1993	213.84	18	$16,609	$471,938	$576,272
Indigo Run LTD	R510 007 00C 0218	1995	177.58	18	$20,000	$471,938	$669,249
Wexford Plant	R550 015 00D 0239	1984	185.85	18	$20,000	$373,327	$579,827
Subject Property	**Various**	**1961 & 1964**	**201.87**	**36**	**-**	**-**	**$237,311**

The indicated total improvement tax value per hole ranges from $373,327 to $739,994. The subject property is at the bottom of the range of improvement values and slightly higher than the other land values of the comparables. The subject taxes have recently been appealed. The Sea Marsh course assessed value was reduced $414,805. At this time the new land and improvements values have not been listed, only the final assessed values.

Personal Property Taxes

Personal property for the subject property is assessed for tax purposes in South Carolina based on 10.5% of the depreciated value as of the date of revaluation. This current depreciated value is $668,410. Personal property in South Carolina is taxed at $220.2 per $1,000 value that is equal to a millage rate of .2202. Therefore, the personal property tax burden for the subject property for 2002 was estimated to be $15,916.73: Year 1 based on a 3% growth rate would be approximately $16,394.23. The following calculation shows how the estimated Year 1 Business Personal Property tax was calculated.

The personal property tax burden for Year 1 for the subject property is estimated as follows:

Listed Personal Property	$668,410.00
Multiplied by 10.5% rate	$72,283.05
Multiplied by Estimated Year 1 Tax Rate	0.226806
Estimated Year 1 Tax Burden	**$16,394.23**

Tax Analysis Conclusion

Based on the analysis of other golf courses within Beaufort County previously discussed, we estimate the following total tax burden for the subject property as follows. We have used an estimated Year 1 millage rate $0.2268, which represents a 3% growth rate

New Assessed Value after Litigation	$8,543,205
Multiplied by 6% Assessment Ratio	$512,592.30
Taxes in SC based on whole dollars	$512,592
Multiplied by Estimated Year 1 Tax Rate	0.226806
Estimated Year 1 Real Property Tax Burden	**$116,258.95**
Estimated Year 1 Business Personal Property Tax Burden	**$16,394.23**
Total Estimated Year 1 Tax Burden	**$132,653.18**

Rounded to: $133,000




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Rounds Played in the United States

(Rounds in millions)

	2002	2001	2000	Percent Change 2001-2002
Total U.S.	502.4	518.1	518.4	-3.0%
Region				
1. Northeast	67.6	71.1	69.4	-4.9%
2. Mid Atlantic	30.9	31.7	30.6	-2.5%
3. Southeast	62.5	65.8	64.8	-5.1%
4. Central/South Florida	36.6	36.5	35.4	0.3%
5. Gulf Coast	29.2	28.8	29.2	1.4%
6. South Central	32.5	32.5	32.2	-0.1%
7. Lower Midwest	85.6	90.5	92.3	-5.4%
8. Upper Midwest	52.6	55.0	58.3	-4.4%
9. Mountain	19.2	19.7	18.4	-2.3%
10. Southwest	64.4	64.5	65.0	-0.2%
11. Northwest	21.4	22.0	22.7	-2.7%
Facility Type				
9-Hole	113.7	117.6	123.4	-3.3%
18-Hole	300.5	310.7	306.9	-3.3%
27+ Hole	88.2	89.8	88.1	-1.8%
Access Type				
Public	377.4	388.9	390.1	-3.0%
Private	125.1	129.2	128.3	-3.2%
Price Point (1)				
Premium	106.1	110.1	106.7	-3.6%
Standard	222.8	226.2	229.0	-1.5%
Value	173.5	181.8	182.7	-4.5%

(1) For each region, facilities fall into one of three categories based on green fees:
Premium (High) – 80th-99th percentiles
Standard (Middle) – 40th-79th percentiles
Value (Low) – 1st-39th percentiles

Golf Trends and Market Analysis

This section of the report overviews national and regional supply and demand trends and assesses current and future demand for golf in the local competitive market. It examines the subject property's demand and revenue potential in light of current market conditions and foreseeable future occurrences that might impact demand potential. We use this information to make our projections of demand and the derived revenue for the subject during an eight-year period subsequent to our inspection date.

National Golf Supply and Demand Trends

Over the last decade the most significant trends within the U.S. golf market were the record-setting pace of new golf course construction and the leveling off of golf participation.

From 1993 through 2002, 3,923 golf courses opened across the nation, an average of about 436 per year. By comparison, prior to 1990, golf courses opened at the rate of about 150 per year.

While golf course construction was booming throughout the 1990s, the golf participation rate of Americans aged 12 and above stagnated. Bottoming out at 11.3% in 1996, the golf participation rate has not risen above 12% since 1990. Minimal increases in the number of golfers over the past decade have been due primarily to the underlying growth in the U.S. population. The NGF estimates there were approximately 27.6 million golfers (aged 12 and above) in 2001.

In 2003 the National Golf Foundation, together with the National Golf Course Owners Association (NGCOA), surveyed nearly 16,000 regulation-length golf facilities, of which approximately 2,300 responded. The results were used to project 2002 annual rounds played nationally and by geographic region. The results, shown on the facing page, indicate that overall rounds decreased by approximately 3% from 2001 to 2002. Since 2000, rounds have decreased from an estimated 518.4 million to 502.4 million.

Sixty-one percent of the facilities surveyed posted a decline in rounds in 2002. Leading factors contributing to a decrease were weather, the economy and increased competition. The 28% of facilities that reported increases in rounds over 2001 cited weather, improved course condition, enhanced advertising and marketing, and improved management as the primary contributing factors.

The Economy and September 11th, 2001

By the year 2000, the industry had to face the harsh reality of two opposing forces at work in the industry: a golfer population that was not growing as projected and seemingly unchecked golf course development. This scenario created areas that were oversupplied with golf courses, many of

which resorted to nothing short of price wars to boost market share. Then, as the economy slowed during 2001, the golf industry watched anxiously as fears of a pending recession led to decreasing consumer confidence. It was believed that the economic picture would mean further declining demand for both equipment and tee times.

However, despite the gloomy outlook that prevailed throughout 2001, the industry remained cautiously optimistic that the overall impact of the economic slowdown on golf would be minimal. This was based on what happened during the recession of the early 1990s when the industry proved to be recession resistant with no appreciable drop in demand at the national level. In fact, an article published in *Golf Business* (March 2001) presents the argument that a slowdown would be the impetus to run more efficient, market-oriented operations rather than relying on the notion of "build it and they will come" that prevailed throughout the 1990s. Another positive outcome of an economic slowdown would be the tightening of money available for new construction financing, putting constraints on what many view as an overactive development pipeline that, if left unchecked, could lead to further oversupply.

Since 2000, golf course construction has given way to market forces created by oversupply, the sluggish economy and a tightening of credit available for new construction. After a record-setting 524 openings in 2000, the number of new courses opening dropped to 377 in 2001 and to 292 in 2002.

The events of September 11th, 2001 changed America and the way Americans viewed the world. A new wave of patriotism swept through the nation. The War on Terrorism held the country's attention and pervaded its collective consciousness; liberties that had been taken for granted were called into question.

At the same time, consumer confidence in an economy that had stalled in 2000 plummeted, reaching record lows in the months that followed. The state of the already beleaguered airline industry worsened as consumers opted for safer and less inconvenient modes of travel. Major airlines faced bankruptcy or worse. Falling stock prices contributed to declining wealth and depleted retirement funds. High-profile corporate scandals at some of the nation's largest firms further eroded consumer confidence in the free-market system. As a result, the SEC reevaluated rules that apply to earnings reporting and the relationship of stock analysts and investment bankers. The Fed continued its policy of lowering interest rates to give the economy a much-needed shot in the arm in the face of layoffs and the persistent bear financial markets. The Bush Administration weighed in with a promise of tax cuts to stimulate the economy. War in the Middle East loomed. More than 21 months after September 11th, 2001, the country is showing signs of emerging from the doldrums that have persisted since that day. The terrifying events that rocked the nation have for many faded into the past. Airline travel has been made ostensibly safer, and Americans have

become, for the most part, resigned to the inconvenience of added security measures. Nonetheless, air passenger revenues in 2002 were 26% below pre-9/11 levels. Though the country remains on alert for terrorist attacks, none have materialized on American soil. The U.S. has conducted a quick and successful war in the Middle East. However, a shaky post-war peace that has been marred by looting and continued isolated attacks on U.S. troops is forestalling a hoped-for economic recovery.

Nonetheless, economists remain optimistic that a recovery from the three-year long downturn is in the making. Since the end of the War, the stock market has responded with a buying spree that has created a more bullish atmosphere. Just as importantly, consumers seem to agree. In its latest release, the Conference Board reports that the Consumer Confidence Index rose sharply in April 2003 and again in May. The Index now stands at 83.8, up from 61.4 in March. In addition, the percentage of consumers that anticipate an improvement in business conditions over the next six months rose from 13.0% in March to 18.9% in April and to 22.8% in May.

Regional and State Golf Data

Examining national trends in golf course supply and demand provides a general overview of the present and future of golf. It also provides a context for taking a closer look at regional and state variations that may or may not exactly mirror national trends. Therefore, in the following paragraphs we look at available regional, state, and local area golf data.

South Atlantic Region

According to the NGF year-end 2002 inventory, the South Atlantic region had 3,081 golf facilities. Approximately 67% of these courses were public.

The NGF/NGCOA survey reports that golf facilities in the Southeast region, which includes South Carolina and other South Atlantic states, recorded an estimated 62.5 million rounds in 2002, a 5.1% decline over 2001. The top reasons for decreases, as indicated by the survey respondents, include economy, (60%), weather (40%), and too many courses (15%).

South Carolina State Data

NGF reports that South Carolina had 364 golf facilities as of year-end 2002, representing approximately 12% of the total facility supply in the nine-state South Atlantic Region. Most of these are concentrated along the coastal areas stretching from Myrtle Beach to Hilton Head Island. Of the current supply, approximately 72% are open to the public. South Carolina ranks fourteenth nationally and fourth regionally in terms of total golf facility supply.

Competitive Golf Market

The subject is a golf destination resort that includes three golf courses, lodging, meeting facilities and additional amenities such as tennis, swimming and beach access. As such, it competes not only locally but also nationally and regionally with other golf destination resorts for both resort/vacation demand and conference/meeting demand. Therefore, the competitive golf market includes these resorts as well as golf courses located within the local market.

Regional Golf Destination Resort Market

Though the subject competes with golf destination resorts located throughout the U.S., the most direct competition comes from premier destination resorts located in the South Atlantic states. Consequently, we have included brief overviews of selected properties that have been singled out by the subject as primary regional competitors. These are Pinehurst Resort & Country Club (North Carolina), Kiawah Island Resort (South Carolina), Wild Dunes Resort (South Carolina), Sea Island (Georgia), and Amelia Island Plantation (Florida).

The facing map shows the locations of these properties and the subject.

The Pinehurst Resort & Country Club

The Pinehurst Resort & Country Club is considered the crown jewel of North Carolina resorts. The centerpieces of the resort are world famous Pinehurst #2, the site of the 1999 U.S. Open Championship, and the Carolina, the largest wooden hotel in North Carolina. Pinehurst Resort & Country Club is located in the Village of Pinehurst near the junction of US 15/501 and US 1 in the Sandhills region of south central North Carolina.



The Carolina originally opened on January 1, 1901 and was soon dubbed the "Queen of the South." Since then the resort has received numerous accolades and continues as a favorite destination for golfers and meeting planners. The resort has earned a Four Diamond status from the American Automobile Association every year since 1983. *Successful Meetings* magazine named Pinehurst one of America's Top 25 Resorts and gave the resort its Pinnacle Award in 1999. Also in 1999, *Meetings and Conventions* magazine selected Pinehurst for its Gold Key Award and *Corporate & Incentive Travel* bestowed its Greens of Distinction Award. In addition, the Carolina has received the National Historic Landmark designation from the U.S. Department of the Interior.

The Carolina includes 210 guestrooms and 12 suites. Also a premier destination for meetings and conferences, the hotel has 24 meeting/banquet rooms providing over 22,000 square feet of meeting space, plus an additional 6,900 square feet of pre-function space and a 14,000 square foot exhibit hall.

The Carolina offers a number of social and golf packages. Rates are highest during spring and fall and surcharges apply for playing Courses 2, 7, and 8.

Additional accommodations for resort guests are located off-property in the Village of Pinehurst. These include the Holly Inn and the Manor Inn. Originally opened toward the end of the nineteenth century, the Holly Inn was completely restored in 2000 and features 77 deluxe guestrooms, eight suites and four meeting rooms. The Manor Inn has 45 guestrooms and one small meeting room.

In addition to the hotel and inns, Pinehurst offers a number of villas located on the grounds of the Carolina and two- and three-bedroom condominiums located on the fairways of courses Number 3 and Number 5 and on Lake Pinehurst.

The Pinehurst Resort & Country Club features eight signature golf courses.

No. 1	Designed by Donald Ross and opened in 1899, this is the original course and measures 5,780 yards
No. 2	Designed by Donald Ross and opened in 1907, this is rated one of the Top Ten courses in the world and has been the site of numerous top professional and annual events including the 1999 U.S. Open. The course measures 7,020 yards.
No. 3	Designed by Donald Ross and opened in 1910, this course measures 5,593 yards.
No. 4	Designed by Donald Ross and opened in 1919, this course was updated by Robert Trent Jones. Completely reconstructed by Tom Fazio in 1999
No. 5	Designed by Ellis Maples and opened in 1961, this course measures 6,827 yards.
No. 6	Designed by Tom Fazio and opened in 1979, this course measures 7,157 yards. Separate from the main clubhouse.
No. 7	Designed by Rees Jones and opened in 1986, this course measures 7,114 yards. Separate from the main clubhouse.
No. 8	Designed by Tom Fazio and opened in 1996, this course measures 7,092 yards. Separate from the main clubhouse.

Three of the resort's courses are listed in *Golf Digest*'s ranking of top 100 public courses in the U.S. Pinehurst No. 2 leads the way with a number 2 ranking. Courses No. 8 and No. 4 weigh in at 57th and 71st, respectively.

Recent plans to construct an additional 36 holes were scrapped due to the prevailing economic conditions and the soft golf market.

Professional and amateur tournaments that have been held at Pinehurst include the following:

U.S. Open Championship 1999	North and South Men's and Women's Amateur
U.S. Senior Open Championship 1994	U.S. Amateur Championship 1962
The TOUR Championship 1991, 1992	Ninth Biennial Ryder Cup Matches 1951
U.S. Women's Amateur Championship 1989	PGA Championship 1936
Hall of Fame Classic 1973-1982	North and South Open Championship 1902-1951

In addition to its eight golf courses, the Pinehurst Resort & Country Club features the Pinehurst Golf Advantage School, the Pinehurst Tennis Club with 18 Har-Tru and six hard courts, croquet and lawn bowling, five outdoor swimming pools, and 200-acre Lake Pinehurst. Dining options range from the formal Carolina Dining Room located in the Carolina Hotel to the more casual restaurants located in the golf course clubhouses. The amenities package grew in 2002 to include 31,000 square foot spa that has 28 treatment rooms, lap pool, whirlpool and fitness center.

Kiawah Island Resort

Kiawah Island Resort is located approximately 20 miles south of Charleston on one of the South Carolina coast's many barrier islands. Originally developed in the 1970s, the resort gained worldwide recognition when The Ocean Course, one of five courses operated by the resort, hosted the 1991 Ryder Cup Matches, the so-called "War by the Shore."

Kiawah offers guests the option of staying at the 150-room Kiawah Island Inn or in one of 360 villas and homes. The Inn consists of two lodges overlooking the Atlantic Ocean affording each guest an ocean view from a private balcony. The villas and homes are located throughout the resort and overlook the ocean, lagoons, fairways or woodland settings. Villas offer from one to four bedrooms and homes from three to five.

An additional 225 rooms will be available to resort guests when The Sanctuary at Kiawah Island opens in 2004. The oceanfront boutique hotel will offer, in addition to the luxury guestrooms and suites, 18,000 square feet of meeting space, a 110-seat fine dining room and a 160-seat casual dining room. The Sanctuary is currently under construction.

Meetings at Kiawah Island are currently accommodated at the East Beach Conference Center located on the east end of the ten-mile long island. The conference center features the 6,960 square foot Governor's Hall, which can seat up to 800 persons auditorium style or 500 persons banquet style. The Hall is surrounded by a number of smaller rooms that can accommodate 35 to 72 people in an auditorium setting or 20 to 50 for a banquet.

Kiawah Island features five golf courses, each designed by a different golf course architect and each featuring its own clubhouse and golf pro shop. Three of the courses are ranked on *Golf Digest's* list

of "America's Top Resort Golf Courses" and *Conde Nast Traveler* recently listed the resort among the top "50 Golf Resorts Worldwide."

The Ocean Course, designed by Pete Dye, one of America's premier golf course architects, ranks 67th on Golf Digest's list of "America's 100 Greatest Golf Courses" and 12th on the magazine's listing of top 100 public courses. Long and difficult, The Ocean Course hosted the 1991 Ryder Cup Matches and the 1997 World Cup of Golf, which it will host again in 2003. All 18 holes offer views of the Atlantic Ocean and the prevailing wind coming off the ocean can wreak havoc with even the most skilled golfer's game and nerves.

Turtle Point, designed by Jack Nicklaus and opened in 1981, completed an extensive renovation in 2000 that included rebuilding greens and tees, upgrading the irrigation, rebuilding the practice range to include a state-of-the-art teaching facility, and a new clubhouse that opened in late 2001. The course has hosted such tournaments as the Carolinas' Amateur, the Carolinas' PGA, the South Carolina Amateur and the 1990 PGA Cup Matches. Three holes on the course play along the Atlantic Ocean.

Cougar Point, originally designed by former PGA TOUR golfer Gary Player in the late 1970s, features holes that play along broad expanses of tidal marsh. Gary Player completely redesigned the course in 1996.

Osprey Point was designed by Tom Fazio, considered one of America's best contemporary golf course architects. Typical of Fazio designs, Osprey Point is both challenging and forgiving, making it a favorite with resort members and guests. The course is ranked in *Golf Digest's* "America's Top 75 Resort Courses."

Oak Point is the only Kiawah course not actually located on Kiawah Island. Opened in 1989 and designed by Clyde Johnston, Oak Point is a Scottish-American style course bordering Haulover Creek and the Kiawah River. Golf Magazine has rated Oak Point among "America's Best."

In addition to world-class golf, Kiawah Island Resorts features two top-rated tennis complexes with a total of 23 composition clay courts and five hard courts, three of which are lighted. Tennis magazine ranked Kiawah as on of the "Top Ten Greatest U.S. Tennis Resorts" in 1996, 1998 and 1999.

Amelia Island Plantation

Amelia Island Plantation is Florida's premier AAA-rated Four Diamond destination resort. It is located on Amelia Island off the northeastern coast of Florida approximately 35 miles north of

Jacksonville. The 1,350-acre property overlooks the Atlantic Ocean on the east and green marshland and the Intracoastal Waterway on the west.

The ocean view Amelia Inn & Beach Club offers 249 luxury hotel rooms with private ocean-facing balconies, as well as a two-tiered pool deck. The Villas of Amelia offer 418 ocean and resort view hotel rooms in one-, two- and three-bedroom villas. Many have ocean views or line the fairways while others adjoin the tennis courts at Racquet Park or overlook the relaxing marsh.

Amelia Island Plantation features more than 49,000 square feet of versatile function space to accommodate banquets, conferences and theme parties ranging in size from 20 to 1,000 guests. These are located throughout the resort and include the Amelia Inn and Executive Conference Centers with more than 30,000 square feet of meeting space, the 8,000 square foot Racquet Park Conference Center, and the 10,000 square foot Grand Pavilion.

Amelia Island Plantation has three 18-hole championship caliber golf courses and was named a "Silver Medal Golf Resort" by *Golf Magazine.*

The Oak Marsh Course, designed by Pete Dye and opened in 1972, features tight fairways that meander along the coastal salt marshes. Oak Marsh hosted the 1988 Women's Mid Amateur, the 1991 PGA Section Championship and the 1992 Society of Seniors Championship. It has been included in *Golf Digest's* "Top 75 Resort Courses in the U.S."



Bobby Weed, who has worked on a number of the PGA TOUR's TPC layouts, designed the Ocean Links course. This 6,300 yard course winds along a coastal dune and features lagoons and marsh wetlands on 10 of the 18 holes.

Long Point, designed by Tom Fazio, lies among marshlands and towering sand dunes. Primarily a Club Members' course, Long Point is also open to resort guests who may reserve tee times one day in advance.

Other amenities at Amelia Island Plantation include 23 Har-Tru clay tennis courts, deep-sea fishing, day-cruises and beaches. Dining options include the formal Amelia Inn Dining Room and the more casual Golf Shop Restaurant, Verandah Restaurant and The Coop. A Pevonia® Institute Spa, which opened in 2001, is the latest addition to the amenities package.

Wild Dunes Resort

The 1,600-acre Wild Dunes Resort lies approximately 15 miles north of Charleston on the northern tip of the Isle of Palms, a barrier island off the South Carolina coast. A Mobile Four-Star Resort, Wild Dunes offers a variety of rental lodging, two Tom Fazio-designed golf courses, 17 Har-Tru tennis courts, over 20 swimming pools, meeting facilities and over two miles of beaches.

Wild Dunes offers a variety of lodging options, which include numerous villas and homes and the Boardwalk Inn. The villas and homes located throughout the resort property offer from one to six bedrooms and all have full kitchens and laundry facilities. The AAA-rated Four Diamond Boardwalk Inn, which opened in 1998, features 93 guestrooms and suites and includes a restaurant, lounge and pool complex. It is located across from the Harbor Links clubhouse and just a short walk from the beach.



Wild Dunes Resort offers more than 16,000 square feet of meeting space located in three separate facilities. The main meeting facility, the recently renovated Island House Conference Center, has several separate meeting rooms with the largest single room capable of holding of 450 people. Two oceanfront villa complexes provide additional space as does the Boardwalk Inn. In addition, the oceanfront Grand Pavilion can accommodate up to 800 people for outdoor functions.

Wild Dunes offers two championship caliber golf courses designed by Tom Fazio. The Links Course opened in 1981 and features rolling fairways, massive hump-backed sand dunes, and two holes along the Atlantic Ocean. It ranks 63rd in the *Golf Digest* ranking of top 100 public courses. The Harbor Course opened in 1986 has water in play nearly every hole as fairways skirt saltwater marshes, lagoons and the Intracoastal Waterway.

Sea Island

Sea Island is a private five-mile-long coastal resort island surrounded by the Atlantic Ocean on the east and separated from mainland Georgia by wide salt marshes, St. Simons Island and the Intracoastal Waterway. It lies approximately halfway between Savannah, Georgia and Jacksonville, Florida. The resort includes lodging, meeting facilities, three championship golf courses, and other recreational amenities.

Accommodations at Sea Island are centered on The Cloister, a 75-year-old hotel designed by Addison Mizner. In addition to the historic hotel, there are a number of houses that offer a variety

of accommodations from standard guestrooms to parlor suites. Some of these are located oceanfront, while others are conveniently located on neighborhood streets within the resort's interior. A total of 286 rooms and suites are available.

Sea Island offers eighteen meeting rooms providing more than 20,000 square feet of meeting space located in three facilities. Primary among these is the Plantation Center, a state-of-the-art meeting facility that totals 15,780 square feet and includes an 11,000 square foot divisible ballroom that can accommodate banquets for up to 600 persons. Adjacent to the Center, the Plantation House offers six additional meeting rooms for a total 2,500 square feet of space. The oceanfront Beach Club provides facilities for indoor and outdoor events.

The Sea Island Golf Club features three championship golf courses, all of which have been renovated. Rees Jones redesigned the original course, the Plantation course, in 1998. Tom Fazio oversaw the redesign of the Seaside Course in 1999. The Retreat Course was recently renovated by PGA TOUR player and Sea Island resident Davis Love III. The Seaside Course is ranked 32nd in the *Golf Digest* "America's 100 Greatest Public Golf Courses" listing.

Additional amenities at Sea Island include 25 Har-Tru tennis courts, Sea Island Shooting School, sporting clay fields and skeet ranges, Sea Island Spa and beach access.

Summary

Of all the resorts shown, Kiawah Island Resort is the subject's most direct competitor, primarily due to its location in the South Carolina Low Country and the quality of its golf courses. In going head-to-head with Kiawah, the subject has some competitive advantages.

One advantage is the subject's Harbour Town Golf Links. Though Kiawah is also famous for its high-profile Ocean Course, Harbour Town receives worldwide attention each April through the televised The MCI Heritage. Also, due to this annual exposure, Harbour Town has one of the most widely recognized holes in golf, the 18th with its view of Calibogue Sound and its backdrop of the Liberty Oak Lighthouse. This has helped put the resort definitively on vacation and meeting planners' maps.

The subject also has the advantage of easier accessibility both by air and by car. Though both are primarily drive-to destinations, the subject has better air access via Savannah/Hilton Head International and the Hilton Head Airport. Kiawah Island is somewhat more remote with air service through Charleston. Vehicular access to Kiawah is limited to a narrow two-lane road, while the subject enjoys access via four-lane highways that provide a direct route from I-95.

Local Competitive Market Courses

St. Phillips Island
Hilton Head National Golf Club
46
Bluffton
Old South Golf Links
Seabrook Dr
SOUTH
CAROLINA
278
Golden Bear Golf Club
Cross Island Pkwy
Hilton Head Island
Hilton Head Island
Palmetto Dunes Resort
Greenwood Dr
Pope Ave
Atlantic
Ocean
Subject Golf Course (Harbour Town)
Subject Golf Course (Ocean/Sea Marsh)
0 mi
2
4
6

Local Competitive Golf Market

According to the National Golf Foundation, there are 45 golf facilities located throughout Beaufort County. Of these, 22, or approximately 50%, are located on Hilton Head Island. Though all of these facilities compete for golf demand from residents and tourists, we have limited our discussion of the competitive market to a few facilities that are most comparable to the subject golf courses in terms of fee structure and the overall quality of the course layout and conditioning. These include the four golf facilities shown below, two of which are located on the mainland in Bluffton, and two are on Hilton Head Island.

Golden Bear Golf Club
72 Golden Bear Way
Hilton Head Island, 29926

Hilton Head National
60 Hilton Head National Drive
Bluffton, 29910

Old South Golf Links
50 Buckingham Plantation Drive
Bluffton, 29910

Palmetto Dunes Resort
7 Trent Jones Lane
Hilton Head Island, 29928

The map on the facing page shows the approximate location of these facilities in relation to the subject. The charts on the following pages summarize pertinent characteristics of each.

Sea Pines Resort – Harbour Town (Subject Property)



Identification		
Location	Hilton Head Island	Cut through pines and live oaks, course is tight and places a premium on shot making and course management. Transition/waste areas flank the narrow fairways. Greens are small and undulating.
Type of Course	Resort	
Designer	Pete Dye/Jack Nicklaus	
Year Opened	1969	
Holes	18	
Yardage	6,973	
Par	71	
Course Rating	75.2	
Slope Rating	146	
Fairways	Bermuda	
Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
Resort Guests	$200.00	$200.00
Daily Fee	$250.00	$250.00

Rounds Played 2002 – 38,194

Amenities Clubhouse with golf pro shop and restaurant; practice facilities

Sea Pines Resort – Ocean (Subject Property)



Identification		
Location	Hilton Head Island	Originally designed by the late George Cobb, the course was completed redesigned by PGA TOUR player Mark McCumber in 1995. Fairways are tree-lined and water and/or sand come into play on every hole.
Type of Course	Resort	
Designer	Mark McCumber	
Year Opened	1961/1985	
Holes	18	
Yardage	6,906	
Par	72	
Course Rating	72.8	
Slope Rating	133	
Fairways	Bermuda	
Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
Resort Guests	$84.00	$97.00
Daily Fee	$95.00	$114.00

Rounds Played 2002 – 86,170 (includes Sea Marsh Course)

Amenities Clubhouse with golf pro shop and restaurant; practice facilities

Sea Pines Resort – Sea Marsh (Subject Property)



Identification

Location	Hilton Head Island	Not overly long, the course is player friendly with wide open tree-lined fairways. Lagoons and marshes come into play on several holes. Greens are medium-sized, well-bunkered and generally slope back to front. Clyde Johnston renovated course in 1991.
Type of Course	Resort	
Designer	George Cobb	
Year Opened	1964	
Holes	18	
Yardage	6,515	
Par	72	
Course Rating	70.0	
Slope Rating	120	
Fairways	Bermuda	
Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
Resort Guests	$73.00	$90.00
Daily Fee	$84.00	$104.00

Rounds Played 2002 – 86,170 (includes Ocean Course)

Amenities Clubhouse with golf pro shop and restaurant; practice facilities



Golden Bear Golf Club



Description		
Location	Hilton Head Island	Course demands finesse and course management skills. Water comes into play on several holes. Fairways and greens are well bunkered.
Type of Course	Semi-Private	
Designer	Jack Nicklaus	
Year Opened	1992	
Holes	18	
Yardage	7,014	
Par	72	
Course Rating	73.7	
Slope Rating	132	
Fairways/Greens	Bermuda	

	As of 6/09/03	Peak Season 2003
Golf Fees	$82.00	$99.00

Estimated Rounds Played 2002 – 51,000

Amenities Clubhouse with golf pro shop and grill; practice facilities

Hilton Head National – National/Player Course



Identification				
Location	Bluffton			
Type of Course	Daily Fee			
	The National/ The Player	The Player/ The Weed	The Weed/ The National	
Designer	Gary Player	Gary Player/ Bobby Weed	Bobby Weed/ Gary Player	Not overly long, courses demand accuracy over length. Fairways are tree-lined and feature water, wetlands and sand bunkering.
Year Opened	1989	1989/1999	1989/1999	
Holes	18	18	18	
Yardage	6,659	6,655	6,718	
Par	71	72	71	
Course Rating	72.8	72.7	72.7	
Slope Rating	135	135	131	
Fairways/Greens	Bermuda	Bermuda	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$68.00	$94.00

Estimated Rounds Played 2002 – 52,000

Amenities Clubhouse with golf pro shop and grill; practice facilities

Old South Golf Links



Description		
Location	Bluffton	Features rolling links-style terrain, three island greens and a number of holes that play along the marshes of May River. Greens are generally flat and the landing areas are generous.
Type of Course	Daily Fee	
Designer	Clyde Johnston	
Year Opened	1991	
Holes	18	
Yardage	6,772	
Par	72	
Course Rating	72.4	
Slope Rating	129	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$78.00	$92.00

Estimated Rounds Played 2002 – 36,500

Amenities Clubhouse with golf pro shop and grill; practice facilities

Palmetto Dunes Resort – Arthur Hills Course



Identification		
Location	Hilton Head Island	Undulating tree-lined fairways are shaped to follow the natural contours of the terrain. The medium-sized greens are somewhat undulating. Water comes into play on several holes
Type of Course	Resort	
Designer	Arthur Hills	
Year Opened	1991	
Holes	18	
Yardage	6,651	
Par	72	
Course Rating	71.4	
Slope Rating	132	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$105.00	$125.00

Estimated Rounds Played 2002 – 52,000

Amenities Clubhouse with golf pro shop and grill; practice facilities

Palmetto Dunes Resort – George Fazio Course



Identification		
Location	Hilton Head Island	Front nine is fairly wide open with gently rolling fairways. Back nine is tighter and demands accuracy for optimal positioning.
Type of Course	Resort	
Designer	George Fazio	
Year Opened	1969	
Holes	18	
Yardage	6,873	
Par	70	
Course Rating	73.9	
Slope Rating	132	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$105.00	$125.00

Estimated Rounds Played 2002 – 48,000

Amenities Clubhouse with golf pro shop and grill

Palmetto Dunes Resort – Robert Trent Jones Course



Identification		
Location	Hilton Head Island	Links-style design that plays toward the ocean. Greens are large and somewhat undulating. Terrain is generally flat with subtle elevation changes and wide fairways. Water comes into play on 11 holes. Renovation in 2002 resurfaced greens and rebuilt bunkers.
Type of Course	Resort	
Designer	Robert Trent Jones, Sr.	
Year Opened	1967	
Holes	18	
Yardage	7,005	
Par	72	
Course Rating	74.3	
Slope Rating	138	
Fairways/Greens	Bermuda	

Golf Fees	As of 6/09/03	Peak Season 2003
	$105.00	$125.00

Estimated Rounds Played 2002 – closed for renovation

Amenities Clubhouse with golf pro shop and grill; practice facilities

General

Hilton Head Island is one of a number of resort areas located along the southeastern seaboard. It combines ocean, golf, shopping and a proximity to both Charleston and Savannah to attract year-round visitors. In addition, the area attracts seasonal residents who go to the area to enjoy the mild winters. The golf courses in the competitive market cater primarily to these visitors and seasonal residents.

With the exception of Old South and Hilton Head National, which are located on the mainland, all of the courses are located on Hilton Head Island and within a residential and/or resort development. Typically the resort component comprises hotel rooms, timeshares, villas, and private homes. The subject property is the only one of the resorts that owns both the on-site lodging offerings and the golf amenities.

Golden Bear and the Palmetto Dunes courses offer membership programs. At Golden Bear, these memberships are limited to Indigo Run property owners. However, since the subject does not offer memberships, we did not acquire membership data from either facility.

Daily Playing Fees

As a vacation destination, golf in the area is highly seasonal with the bulk of play occurring in the spring and fall. Fees charged by the different courses reflect this seasonality with the highest fees assessed during the peak spring and fall months and the lowest during summer and in early to mid winter. The following chart shows a comparison of the daily playing fees charged at the time of our field research and for peak season 2003. All fees shown include golf car rental.

	Current	Peak Season
Subject Property		
Harbour Town Golf Links	$250.00	$250.00
Ocean Course	$95.00	$114.00
Sea Marsh Course	$84.00	$104.00
Competitive Properties		
Golden Bear Golf Club	$82.00	$99.00
Hilton Head National	$68.00	$94.00
Old South Golf Links	$78.00	$92.00
Palmetto Dunes - Arthur Hills	$105.00	$125.00
Palmetto Dunes - George Fazio	$105.00	$125.00
Palmetto Dunes - Robert Trent Jones	$105.00	$125.00
Averages	$108.00	$125.33
Harbour Town % of Average	231.5%	199.5%
Ocean % of Average	88.0%	91.0%
Sea Marsh % of Average	77.8%	83.0%

At $250 year-round, Harbor Town Golf Links is by far the most expensive course in the market, more than doubling the current season market average of $108.00 and doubling the peak season market average of $125.33. Harbor Town is the only course to charge the same fee regardless of the time of the year. In addition, all competitive courses offer discounted twilight rates at certain times of the year and under certain conditions, which vary from course to course. Also, only the mainland courses offer discounted pricing geared toward the local permanent residents.

It can be said that from a fee standpoint, Harbor Town does not truly compete within the local market for golf demand. The quality of the course, its reputation, and its fee structure place it more in competition with courses located at other high-end golf destination resorts as were discussed earlier. In fact, Harbour Town actually acts as a benefactor in that golfers going to Hilton Head Island expressly to play Harbour Town tend to also play other courses in the area.

Deleting Harbor Town from the local market yields a range in peak season fees of from $92 to $125 and an average fee of $101.25. At $105 and $95, respectively, the Ocean and Sea Marsh courses are more in line with the prevailing market rates.

Average Fees Without Harbor Town

	Current	Peak Season
Averages	$90.25	$109.75
Ocean Course % of Average	105.3%	103.9%
Sea Marsh Course % of Average	93.1%	94.8%

Over the last two years, the rates at the individual courses have for the most part increased, some rather significantly. For example, after completing an extensive renovation in 2002, Robert Trent Jones increased its peak daily fee by almost 32%, from $95 to $125. George Fazio followed suit, also increasing its fee from $95 to $125. On the other hand, Arthur Hills decreased its rate by close to 16% from $145 to $125. The overall market peak season average rate increased by 7.4%, going from $116.67 in 2000 to $125.33 in 2002.

	Peak Season Daily Fee		
	2001	2003	% Change
Subject Property			
Harbour Town Golf Links	$240.00	$250.00	4.2%
Course Ocean	$105.00	$114.00	8.6%
Sea Marsh	$95.00	$104.00	9.5%
Competitive Properties			
Golden Bear Golf Club	$98.00	$99.00	1.0%
Hilton Head National	$85.00	$94.00	10.6%
Old South Golf Links	$89.00	$92.00	3.4%
Palmetto Dunes - Arthur Hills	$148.00	$125.00	-15.5%
Palmetto Dunes - George Fazio	$95.00	$125.00	31.6%
Palmetto Dunes - Robert Trent Jones	$95.00	$125.00	31.6%
Averages	$116.67	$125.33	7.4%

Rounds Played

Rounds played in the local market totaled an estimated 363,854 for 2002, an average of 42,808 per 18-hole equivalent.

	Holes	Holes in Play	Rounds Played	Rounds/18-Hole Equivalent
Subject Property				
Harbour Town Golf Links	18	18	38,194	38,194
Ocean Course/Sea Marsh Course	36	36	86,170	43,085
Competitive Properties				
Golden Bear Golf Club	18	18	51,000	51,000
Hilton Head National	27	27	52,000	34,667
Old South Golf Links	18	18	36,500	36,500
Palmetto Dunes - Arthur Hills	18	18	52,000	52,000
Palmetto Dunes - George Fazio	18	18	48,000	48,000
Palmetto Dunes - Robert Trent Jones*	18	0	N/A	N/A
Totals	171	153	363,864	42,808

* Closed for renovation

An additional measure of golf demand assesses distribution of rounds among the competitive properties in terms of market penetration. In determining market penetration, a golf course's number of holes is shown as a proportion of total golf holes in the market (fair share ratio). This proportion of holes supplied is divided into the proportion of demand captured to determine the fair share of rounds. For example, in 2002 Harbour Town provided 18 of the total 153 holes available for play in the competitive market, yielding a fair share ratio of 0.118 (18 / 153). Based on this ratio, Harbour Town's fair share of the market is 11.8% of the overall rounds played, which equals 42,808 rounds (0.118 x 363,864). The penetration rate is then determined by dividing the number

of rounds captured by the fair share number of rounds. Harbour Town captured 38,194 rounds, which yields a penetration rate of 89.2% of its fair share (38,194 / 42,808 x 100).

	Holes in Play	Fair Share Ratio	Fair Share Rounds	Rounds Played	Penetration Rate
Subject Property					
Harbour Town Golf Links	18.0	11.8%	42,808	38,194	89.2%
Ocean Course/Sea Marsh Course	36.0	23.5%	85,615	86,170	100.6%
Competitive Properties					
Golden Bear Golf Club	18.0	11.8%	42,808	51,000	119.1%
Hilton Head National	27.0	17.6%	64,211	52,000	81.0%
Old South Golf Links	18.0	11.8%	42,808	36,500	85.3%
Palmetto Dunes - Arthur Hills	18.0	11.8%	42,808	52,000	121.5%
Palmetto Dunes - George Fazio	18.0	11.8%	42,808	48,000	112.1%
Palmetto Dunes - Robert Trent Jones*	0.0	N/A	N/A	N/A	N/A
Totals	153.0		363,864	363,864	100.0%

* Closed for renovation

Though the preceding analysis would indicate that Harbor Town is under-performing when compared to the overall market, it is important to note that the subject's management limits play on the course in order to maximize course conditioning. This has a lot to do with its selection as a top-ranked golf course, which demands a course be in top condition, and its continued selection as the site of The MCI Heritage. The Ocean and Sea Marsh courses slightly bettered their combined fair share of the market for 2002.

As for the rest of the market, the two mainland courses also lagged behind in terms of market penetration. Since the fees at these two courses are the lowest in the competitive market, this is probably a result of their location and the lack of on-site lodging.

Demand Projections Basis

Our assessment of the potential for future golf demand and the associated revenue at the subject is based on interviews with the subject's management, our research of the competitive golf market, and the impact of future growth in supply. Also local factors such as area demographics, local economy, climate, terrain, cost of playing fees, and alternative uses for leisure time, among others are considered. The local factors, which were discussed in the Market Area Overview, point to a strong tourism-based economy and moderate population growth capable of supporting resort golf facilities such as the subject and its competitors. The golf competitive market factors are discussed in the following paragraphs and accompanying charts.

Historical Golf Demand

During our on-site interviews with golf professionals at the competitive courses, we made every effort to acquire accurate rounds played data for 2000 through 2002 at each individual facility visited. Where actual rounds played totals were not readily available, we obtained "best-guess" estimates during our interviews with golf course personnel. The results of our interviews are shown in the table below.

	2000	2001	2002
Subject Property			
Harbour Town Golf Links*	20,571	34,722	38,194
Ocean/Sea Marsh Courses	100,382	92,834	86,170
Competitive Properties			
Golden Bear Golf Club	50,000	47,500	51,000
Hilton Head National	59,000	55,000	52,000
Old South Golf Links	44,500	43,000	36,500
Palmetto Dunes - Arthur Hills	50,000	49,000	52,000
Palmetto Dunes - George Fazio	46,000	46,000	48,000
Palmetto Dunes - Robert Trent Jones**	48,000	48,000	N/A
Totals	418,453	416,056	363,864
18-hole Equivalents	9.0	9.5	8.5
Rounds/18-hole equivalent	46,495	43,795	42,808

* Closed 6 months for renovation in 2000
** Closed for renovation in 2002

The data indicate that total demand decreased by about 13% from 2000 to 2002. This is fairly consistent with other markets that we have visited over the past few months. Essentially, we have found economy-driven decreases in demand of around 10%. The slightly higher decrease in our competitive market reflects not only the economic climate, but also the closing of Robert Trent Jones (RTJ). Though many of the potential RTJ rounds were captured within the competitive market (per-course rounds dropped only 8%), we must assume that a certain percentage of the potential RTJ rounds were captured outside the competitive market.

After the downturn in 2002, the general consensus among the operators we spoke with is that demand is starting to pick back up. Although rounds are still down through the first half of 2003 due to an extraordinarily wet spring, the courses are otherwise optimistic and expect increased visitor traffic through the rest of the year, weather permitting. Though historically the market has relied heavily on visitors from the Midwest and Northeast, especially during the spring, current marketing efforts are aimed at more local visitors that are within an eight-hour drive of Hilton Head. In addition, hopes for 2004 are high based on resort and conference bookings that are a good predictor of golf demand.

Golf Courses Under Development

When assessing a golf market, especially when making future projections of demand, golf courses under development have to be considered as potential competitors that could capture demand away from the subject and its current competitors. The NGF lists three projects under consideration on the mainland: Hidden Cypress, Palmetto Bluff, and Pinecrest. Hidden Cypress is listed as a daily fee facility proposed for Sun City, a huge development targeted at active retirees. Palmetto Bluff is an 18-hole Jack Nicklaus signature golf course that will be a featured amenity of a large residential/resort development located along the May River. Although NGF shows this course as daily fee, it is our understanding that the course will be private. Pinecrest is a daily fee facility that will be part of a small residential community of less than 100 homes proposed for development in Bluffton. Though all of these courses have the potential to siphon some demand away from the competitive market, we do not consider any to be direct competitors, either because of location (Pinecrest) or targeted markets (Palmetto Bluff and Hidden Cypress). Therefore, our projections reflect no additions to supply. However, if economic conditions improve and financing for new course construction becomes more readily available, we believe that some additional golf course development may take place within our eight-year projection period. Exactly where this development might take place and when it might happen cannot be predicted.

Subject Operations

In addition to looking at the historical market data, our assessment of the potential for future demand for golf rounds and associated revenue is based the subject's operating objectives, which have a direct impact on the amount of rounds captured. All three courses are considered of championship caliber, with Harbour Town considered one of the top golf courses in the country. All three balance the need to accommodate demand with the need to maintain the golf courses in top condition as would be expected from courses of this caliber and at their respective fee levels. In addition, speed of play must also be considered as a part of the overall playing experience and operating philosophy. All of these factors contribute to the subject's policy regarding fee structure and tee time intervals. This is especially true for Harbour Town, which is especially sensitive to play volume since it must be maintained in a manner commensurate with its stature as a PGA TOUR venue and a top-ranked golf course. Therefore, though additional demand may be possible given actual capacity and overall market potential, the subject has imposed self-limitations in order to maintain the integrity of the products offered. Pricing is in line with company objectives to limit play at desired levels.

Rounds played at the three courses fall into two overall categories, resort/daily fee play and a limited amount of Sea Pines Country Club member play. Resort/daily fee play comes primarily

from guests at Sea Pines and other resorts on or off the island, groups attending meetings or conferences at Sea Pines, and permanent and seasonal residents of Hilton Head Island.

Historically, resort play has been driven by group bookings. Until 1999, the ability to capture corporate demand, though it was still an important component of the resort demand mix, was hampered by the lack of meeting facilities and centralized lodging. With the addition of a new conference center adjacent to the Harbour Town clubhouse and the opening of the Inn at Harbour Town in late 2000, marketing was redirected at corporate bookings. At this time through 2000 and much of 2001, the courses were operating near or at desired capacity and there had been no push to take rounds up further as management was generally satisfied with the level of play at the courses. However, the events of 2001 and the worsening economy created a soft business travel market, which resulted in a downturn in corporate bookings throughout 2002 and into 2003. To combat this, recent marketing efforts have refocused on the non-corporate group market and on educational conferences/seminars.

Looking ahead, the subject has indicated that corporate group demand is picking back up with a number of groups already booked for 2004. Also, its efforts to attract educational conferences/seminars have proved successful. Our projections for golf demand reflect these factors and an overall sense that the economy is on the verge of a recovery.

Of the three golf courses that make up the subject property, Ocean and Sea Marsh are adjacent and located on the south side of the resort. These two courses share a clubhouse and have similar though slightly different fees. The subject treats these two courses as one profit center, combining the data with no breakouts for the individual courses. The third course, Harbour Town Golf Links is located on the opposite side of the resort, has its own clubhouse, charges much higher fees and is treated as a separate profit center. Therefore, in our projections, we also combine Ocean and Sea Marsh courses as one entity and Harbour Town course as a separate entity.

In addition to resort/daily fee play, which makes up the bulk of demand, there is play by Sea Pines Country Club members. Sea Pines Country Club is located on resort property, but is owned and operated by club members, not by the Sea Pines Company. The resort honors two types of memberships offered by the Country Club; one extends privileges on Ocean and Sea Marsh only (Plan II), while the second extends privileges on all three courses (Plan III). In addition, the resort also honors a golf car plan offered by the Country Club that permits members unlimited golf car usage at the three Sea Pines courses subject to the terms of the applicable membership plan. Under the terms of the agreement Country Club member play on the three courses is restricted and subject to availability.

Demand and Revenue Projections

The following projections of rounds played and derived revenue are made in the context of the local golf market, the subject's operating history and objectives, and the local and national economic climate.

Ocean Course and Sea Marsh Course

Combined the Ocean and Sea Marsh courses historically captured approximately 95,000 rounds annually. According to the head golf professional, Sea Marsh is the more popular of the two, although after the redesign of the Ocean Course in the mid 1990s, it has become more popular and now play is more evenly distributed between the two. The Ocean course also has two holes on the ocean, which adds to its appeal.

Our projections for rounds played shown in the following table take into account historical data and the factors that have affected and continue to affect demand for golf at the subject. Essentially we anticipate steady growth through Year 4 as demand levels slowly return to pre-2001 levels. Since membership at Sea Pines Country Club (SPCC) is stable, we expect play by Country Club members to remain constant throughout the eight-year period after an initial increases in Years 1 through 3.

	Total Rounds	SPCC Member Rounds	Resort/Daily Fee Rounds
Year 1	88,000	22,000	66,000
Year 2	90,000	22,500	67,500
Year 3	92,500	23,000	69,500
Year 4	95,000	23,000	72,000
Year 5	95,000	23,000	72,000
Year 6	95,000	23,000	72,000
Year 7	95,000	23,000	72,000
Year 8	95,000	23,000	72,000

The following table shows the subject's projected penetration rates based on our estimates of future demand at the subject and in the local competitive market.

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Competitive Market								
Projected Holes Supply	171.0	171.0	171.0	171.0	171.0	171.0	171.0	171.0
18-hole Equivalents	9.5	9.5	9.5	9.5	9.5	9.5	9.5	9.5
Percentage Change	11.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Projected Rounds Played	411,500	418,000	426,000	432,000	432,000	432,000	432,000	432,000
Percentage Change	13.1%	1.6%	1.9%	1.4%	0.0%	0.0%	0.0%	0.0%
Rounds per 18-Hole Equivalent	43,316	44,000	44,842	45,474	45,474	45,474	45,474	45,474
Percentage Change	1.2%	1.6%	1.9%	1.4%	0.0%	0.0%	0.0%	0.0%
Subject Golf Courses								
Golf Holes Available for Play	36	36	36	36	36	36	36	36
Fair Share Percentage	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%
Fair Share # of Rounds	86,632	88,000	89,684	90,947	90,947	90,947	90,947	90,947
Projected Rounds Played	88,000	90,000	92,500	95,000	95,000	95,000	95,000	95,000
Percentage Change	2.1%	2.3%	2.8%	2.7%	0.0%	0.0%	0.0%	0.0%
Penetration Rate	101.6%	102.3%	103.1%	104.5%	104.5%	104.5%	104.5%	104.5%

The primary purpose in projecting rounds played is to provide a basis for projecting revenues derived from playing fees. As is typical in a market that has a high degree of seasonality, the subject courses have a fee schedule to reflect the seasonal variances in demand. The schedule has five different peak rates (golf car inclusive) for resort guest and daily fee play as follows:

	Ocean Course		Sea Marsh Course	
	Resort Guest	Daily Fee	Resort Guest	Daily Fee
March 3 – March 23, 2003	$97	$114	$90	$104
March 24 – May 18, 2003	97	114	90	104
May 19 – Sept. 21, 2003	84	95	73	84
Sept. 22 – Nov. 2, 2003	95	110	86	100
Nov. 3 – Feb. 1, 2004	79	90	70	79
Feb. 2 – Feb. 29, 2004	92	103	79	90

In addition to the peak rates shown the subject offers discounted twilight play, season dependent, and 9-hole rates. Since all rates are golf car inclusive and since the subject's accounting does not recognize golf car revenue as a separate line item, we made no separate projections of revenue that would be derived through resort/daily fee golf car usage. We projected average revenue from green fees to increase by an estimated inflationary rate of 3.5%. The following table shows our projections of resort/daily fee revenue.

	Projected Rounds	Total Revenue	% Change	Average Revenue	% Change
Year 1	66,000	$4,018,373	-	$60.88	-
Year 2	67,500	$4,253,539	5.9%	$63.02	3.5%
Year 3	69,500	$4,532,855	6.6%	$65.22	3.5%
Year 4	72,000	$4,860,264	7.2%	$67.50	3.5%
Year 5	72,000	$5,030,373	3.5%	$69.87	3.5%
Year 6	72,000	$5,206,436	3.5%	$72.31	3.5%
Year 7	72,000	$5,388,661	3.5%	$74.84	3.5%
Year 8	72,000	$5,577,265	3.5%	$77.46	3.5%

Country Club Member Plan Revenue Projections

According to the agreement between Sea Pines and the Country Club, the resort is compensated for a percentage of annual dues and golf car plan fees as follows: 47% of Plan II dues; 65% of Plan III dues; and 55% of golf car plan fees. Internal allotment between the subject courses is as follows:

	Ocean/Sea Marsh	Harbour Town
Plan II Dues*	100%	0%
Plan III Dues*	54%	46%
Golf Car Plan**	35%	20%

* Percentage of total received by Sea Pines from Country Club
** Percentage of total billed by Country Club to participating members

The number of Country Club members is considered to be relatively stable and the scope of this report does not include an analysis of the Country Club's projected member growth. Accordingly we have projected Plan revenues based on 2001 to 2002 data, which indicates an approximate 2.5% growth rate in Plan I and II revenue and an approximate 2.1% growth rate in Golf Car Plan revenue. The following table shows our projections of Plan revenue.

		Plan II and Plan III Revenue				Golf Car Plan Revenue			
	Member Rounds	Total Revenue	% Change	Average Revenue	% Change	Total Revenue	% Change	Average Revenue	% Change
Year 1	22,000	$650,234	2.5%	$29.56	-	$241,968	2.1%	$11.00	-
Year 2	22,500	$666,490	2.5%	$29.62	0.2%	$247,049	2.1%	$10.98	-0.2%
Year 3	23,000	$683,152	2.5%	$29.70	0.3%	$252,237	2.1%	$10.97	-0.1%
Year 4	23,000	$700,231	2.5%	$30.44	2.5%	$257,534	2.1%	$11.20	2.1%
Year 5	23,000	$717,737	2.5%	$31.21	2.5%	$262,942	2.1%	$11.43	2.1%
Year 6	23,000	$735,681	2.5%	$31.99	2.5%	$268,464	2.1%	$11.67	2.1%
Year 7	23,000	$754,073	2.5%	$32.79	2.5%	$274,102	2.1%	$11.92	2.1%
Year 8	23,000	$772,924	2.5%	$33.61	2.5%	$279,858	2.1%	$12.17	2.1%

Harbour Town Golf Links

As we have already discussed, Harbour Town is the premier golf course on the island and one of the top courses in the country, if not the world. As such, it commands high fees and accommodates relatively low rounds compared to its two Sea Pines counterparts.

The completion of Harbour Town's renovation in late 2000 occurred in the early stages of the economic recession that worsened throughout 2001 and 2002. Capturing 40,000+ rounds prior to 2000, Harbour Town's rounds totaled approximately 35,000 in 2001 and 38,000 in 2002. These rounds played totals are a product of the commonly experienced "ramping up" after the completed renovation and the soft business travel market.

Based on general guarded optimism regarding the near term economic future and pre-bookings for group business, we have projected steady increase in rounds played through Year 4 to 42,000. These projections, shown below, also include member rounds, which we have projected as constant throughout our eight-year period.

	Total Rounds	SPCC Member Rounds	Resort/Daily Fee Rounds
Year 1	39,000	11,500	27,500
Year 2	40,000	11,500	28,500
Year 3	41,000	11,500	29,500
Year 4	42,000	11,500	30,500
Year 5	42,000	11,500	30,500
Year 6	42,000	11,500	30,500
Year 7	42,000	11,500	30,500
Year 8	42,000	11,500	30,500

The following table shows the subject's projected penetration rates based on our estimates of future demand at the subject and in the local competitive market.

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Competitive Market								
Projected Holes Supply	171.0	171.0	171.0	171.0	171.0	171.0	171.0	171.0
18-hole Equivalents	9.5	9.5	9.5	9.5	9.5	9.5	9.5	9.5
Percentage Change	11.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Projected Rounds Played	411,500	418,000	426,000	432,000	432,000	432,000	432,000	432,000
Percentage Change	13.1%	1.6%	1.9%	1.4%	0.0%	0.0%	0.0%	0.0%
Rounds per 18-Hole Equivalent	43,316	44,000	44,842	45,474	45,474	45,474	45,474	45,474
Percentage Change	1.2%	1.6%	1.9%	1.4%	0.0%	0.0%	0.0%	0.0%
Subject Golf Courses								
Golf Holes Available for Play	18	18	18	18	18	18	18	18
Fair Share Percentage	10.5%	10.5%	10.5%	10.5%	10.5%	10.5%	10.5%	10.5%
Fair Share # of Rounds	43,316	44,000	44,842	45,474	45,474	45,474	45,474	45,474
Projected Rounds Played	39,000	40,000	41,000	42,000	42,000	42,000	42,000	42,000
Percentage Change	0.0%	2.6%	2.5%	2.4%	0.0%	0.0%	0.0%	0.0%
Penetration Rate	90.0%	90.9%	91.4%	92.4%	92.4%	92.4%	92.4%	92.4%

Unlike the other two subject courses, Harbour Town has a year-round rate that is $200 for resort guests and $250 for daily fee players. There is no 9-hole rate and discounted twilight rates are limited to the off-season. Assuming no change in fees throughout Year 1, we have made our projections of resort/daily fee revenue (shown below) based on subsequent increases in fees equal to an estimated annual inflationary rate of 3.5%.

	Projected Rounds	Total Revenue	% Change	Average Revenue	% Change
Year 1	27,500	$4,120,919	-	$149.85	-
Year 2	28,500	$4,420,247	7.3%	$155.10	3.5%
Year 3	29,500	$4,735,481	7.1%	$160.52	3.5%
Year 4	30,500	$5,067,366	7.0%	$166.14	3.5%
Year 5	30,500	$5,244,723	3.5%	$171.96	3.5%
Year 6	30,500	$5,428,289	3.5%	$177.98	3.5%
Year 7	30,500	$5,618,279	3.5%	$184.21	3.5%
Year 8	30,500	$5,814,919	3.5%	$190.65	3.5%

The following table shows our projections of Country Club member revenue, which are based on the same reasoning used to develop these projections for the Ocean and Sea Marsh courses and on 2001 to 2002 total revenue growth rates.

	Member Rounds	Plan III Revenue Total Revenue	% Change	Average Revenue	% Change	Golf Car Plan Revenue Total Revenue	% Change	Average Revenue	% Change
Year 1	11,500	$421,583	3.8%	$36.66	-	$136,724	1.9%	$11.89	-
Year 2	11,500	$437,603	3.8%	$38.05	3.8%	$139,322	1.9%	$12.11	1.9%
Year 3	11,500	$454,232	3.8%	$39.50	3.8%	$141,969	1.9%	$12.35	1.9%
Year 4	11,500	$471,493	3.8%	$41.00	3.8%	$144,667	1.9%	$12.58	1.9%
Year 5	11,500	$489,409	3.8%	$42.56	3.8%	$147,415	1.9%	$12.82	1.9%
Year 6	11,500	$508,007	3.8%	$44.17	3.8%	$150,216	1.9%	$13.06	1.9%
Year 7	11,500	$527,311	3.8%	$45.85	3.8%	$153,070	1.9%	$13.31	1.9%
Year 8	11,500	$547,349	3.8%	$47.60	3.8%	$155,979	1.9%	$13.56	1.9%

Summary

Based on overall market conditions and the subject's operations, we project moderate growth in demand through Year 4 of our projection period with moderate revenue growth throughout our eight-year projection period. These projections reflect our assessment of the local golf market, the subject courses' positions in the golf market and prevailing economic conditions based on the information available to us. Our projections also assume competent management and well-executed business and marketing plans.

Highest and Best Use

According to the Dictionary of Real Estate Appraisal, published by the American Institute of Real Estate Appraisers (now known as the Appraisal Institute), Highest and Best Use is defined as follows:

1. The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity.

2. Highest and best use of land or a site as though vacant:
   Among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.

3. The use that should be made of a property as it exists. An existing improvement should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one.[1]

Implied in these definitions is that the determination of highest and best use takes into account the contribution of a specific use to the community and community development goals as well as the benefits of that use to individual property owners. Hence, in certain situations the highest and best use of land may be for parks, greenbelts, preservation, conservation, wildlife habitats, and the like.

The discussion in the accompanying text identifies four criteria that must be examined to determine a property's highest and best use. These requirements are that the use is **physically possible, legally permissible, financially feasible, and maximally productive.**

The above definition of highest and best use applies to the use of a site as though it were vacant, as well as to the total property, as if improved. When a site has improvements, the highest and best use may be different from the existing use. When the value of the land, less the cost of removing existing improvements, exceeds the value of the existing improvements a change in highest and best use is warranted.

[1] The Dictionary of Real Estate Appraisal, Fourth Edition, 2002.

Highest and Best Use - *As Though Vacant*

When all of the reasonable, alternative uses of the vacant land have been determined, that use which yields the highest present land value, after payments are made for labor, capital and coordination, is generally regarded as the highest and best use of the land as though vacant.

Legally Permissible

The subject property is located within the Sea Pines Resort, under the zoning jurisdiction of the Town of Hilton Head. As discussed in the zoning section of the report, the Sea Pines planned development allows for the development of residential developments, hotels and limited commercial uses.

Typical easements for utility and drainage purposes encumber the subject site. These easements do not appear to pose significant burdens on ownership. With the exception of those uses not permitted by the zoning district, no other limitations of significance were noted during the course of the investigation. In the final analysis, the zoning of the subject permits an adequate range of legally permitted uses given the nature of the community.

Physically Possible

The subject site has physical characteristics conducive to those uses permitted in the zoning District. The subject has good access from nearby thoroughfares. The subject's 210.10 acres is adequate in size to support a multiple uses such as a golf course and other such uses typically found in a resort community, including a hotel, a restaurant, a conference center or residential uses. All municipal utilities, including water, sewer, electricity and telephone are available. Overall, the location and physical attributes of the subject site place no undue constraints on its development, except for wetland considerations. Given the waterfront location of the tract and the nature of the surrounding uses, the physical characteristics of the site are favorable for development, especially of a resort nature.

Financially Feasible

Given the size of the subject tract, in conjunction with the current zoning and locational considerations, the most likely and financially feasible use is for a resort development. Given the tract's highly desirable location, it is reasonable to conclude that some form of resort development with multiple uses would be explored. In light of the activity in the local market, demographic trends and the related likelihood of stable to increasing long term demand for resort development within the area, development of the subject with a golf course, hotel, restaurant, conference center and other such resort uses are considered to be the most probable financially feasible uses at the

present time. No particular resort use stands out as the most feasible from a financial standpoint or stands out as providing optimum value to the tract.

Maximally Productive

The maximally productive use is produced by the specific use among those financially feasible uses, which provides the highest present worth to the land. Based upon our analysis of the legally permissible, physically possible, and financially feasible uses of the site, it is our opinion that the maximally productive use of the site as vacant is for some form of resort development. The following Income Capitalization Approach directly addresses the use of the subject tract as a golf oriented resort with hotel and conference center components.

Conclusion

Considering all the above facts, the highest and best use of the subject property *as vacant* is for some form of resort use.

Highest and Best Use - As Improved

The same tests apply to the analysis *as improved* as were examined in the *as though vacant* discussion.

Legally Permissible

From a legal standpoint, the existing improvements and land uses are in compliance with the zoning district requirements. There do not appear to be any issues of a legal nature that would limit the developability or marketability of the property, as it is exists today.

Physically Possible

A resort use is able to capitalize on the tract's good location on a South Carolina barrier island. The combination of the subject's legal uses, physical attributes and proximity to Highway 278 and I-95 make it a good choice for resort development. The site inspection revealed the improvements are conveniently located on the site and the layout of the project is efficient. The property is considered to be functional for the existing use and conforms well to existing standards and expectations in the marketplace. There do not appear to be any issues of a legal nature that would limit the marketability of the property, as it exists today. In fact the 25 year history of hosting a PGA Tour event at Harbour Town has been extremely beneficial to the marketing of the Harbour Town Golf Links and to the Sea Pines Resort.

Financially Feasible/Maximally Productive

The property as improved is financially feasible and as shown in the Income Capitalization Approach section of this report, current revenues support the continued use of the property as a resort. At present, there is no alternative use that would justify a change in the existing use. The existing development is an appropriate use that satisfactorily meets the legally permissible, physically possible, financially feasible and maximally productive tests of highest and best use.

Conclusion

Considering all the above facts, the highest and best use of the subject property *as improved* is its current use as the two resort golf courses and conference center. The Reconciliation section of this report contains a further discuss of the synergy of these components of the resort working together to create and maintain the value of the resort.

Valuation Methodology

The purpose of this section is to combine the information previously described with additional information obtained from the real estate market to estimate a value for the subject property. Two of the three traditional approaches to value have been developed.

The **Cost Approach** has not been developed, but a land value has been reported.

The **Income Capitalization Approach** is typically employed in the valuation of income-producing property. In the Income Capitalization Approach, the potential income for the subject property is analyzed and compared to competing hotels for an estimate of potential income for the subject. The potential operating expenses are studied and analyzed in comparison to that which is typical of an operation such as the subject. This comparison is based on comparable golf, hotel and resort operations and the nationally published studies. Based on projections of income and the sale proceeds after the holding period, a discounted cash flow valuation is derived.

The **Sales Comparison Approach** involves a direct comparison between the subject and recently sold comparable properties. The best unit of comparison is the GIM, gross income multiplier, which reflects the relationship between income and sale price. The gross income is divided into the comparable sale price, reflecting the economic relationship between the gross income of the comparable property and its sale price. Based on a comparison with these sales, the estimated gross income for the subject is then applied to the subject to estimate of value.

The two approaches are market oriented and attempt to simulate market behavior in regard to value in exchange and income-generating capabilities. The following sections of this report contain these approaches to value.

Cost Approach

The Cost Approach has addressed only the value of the underlying land. The land is appraised as if available in the marketplace for development to its highest and best use.

Land Valuation

The land is appraised as if available in the marketplace for development to its highest and best use. In order to estimate the value of the subject site, we have studied the land values of vacant land sales in the local market. The sales information on each sale, a location map, and a land sales comparison chart are shown on the following pages.

Ocean and Sea Marsh Courses Land Sale Map



Riverdale
Okatie
Jasper
Pinckney Landing
Pinckney Colony
Barrell Landing
Morgan
Hardeeville
SOUTH CAROLINA
Pritchard
Pritchardville
Bluffton
Brighton Beach
Myrtle Island
Palmetto Bluff
Good Hope Landing
Horse Landing
Hickory Bluff
Hilton Head Airport
Hilton Head Island
Folly Field
Spanish Wells
Lighthouse Landing
Forest Beach
Subject
Daufuskie Island
South Sea Pines
Port Royal Island
Port Royal
Ladies Island
Frogmore
Parris Island
St. Helena Island
Scott
Longwood
Beaufort County Landing
Fort Fremont
Pritchards Island
St. Phillips Island
Atlantic Ocean
GEORGIA
0 mi
2
4
6
8
10
12
321
27
170
278
46
17
80
280
281
802
21
7
1
2
3
4
5
6
7
8



Land Sale #1

LOCATION:	Northwest side of Highway 278 and south of Highway 261, Bluffton, Beaufort County, South Carolina
GRANTOR:	Union Camp Corporation
GRANTEE:	Crescent Resources, Inc.
TAX IDENTIFICATION:	R600 021 000 0028 0000
DEED REFERENCE:	Deed Book 910, Page 2580
DATE OF SALE:	December 10, 1996
SALES PRICE:	$1,567,500
SITE SIZE (ACRES):	63.73 Acre
SALES PRICE PER ACRE:	$24,596
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Flat
UTILITIES:	All Public
COMMENTS:	This tract has been developed into the Crescent residential subdivision.



Land Sale #2

LOCATION:	South side of Marshland Road, just west of Allen Road, Hilton Head, South Carolina
GRANTOR:	Indigo Run Limited Partnership
GRANTEE:	Broad Pointe, L.P.
TAX IDENTIFICATION:	R510 011 000 0085 0000
DEED REFERENCE:	Deed Book 1106, Page 2245
DATE OF SALE:	October 30, 1998
SALES PRICE:	$4,551,000
SITE SIZE (ACRES):	62.09 Acres
SALES PRICE PER ACRE:	$73,297
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Level
UTILITIES:	All Public
COMMENTS:	This is a tract that has been developed into a residential community called Broad Pointe.



Land Sale #3

LOCATION:	North side of Greenwood Drive, east of the intersection with Plantation Drive, Hilton Head, Beaufort County, South Carolina
GRANTOR:	Mary Wyman Stone Fraser, Wyman Fraser Davis and Laura Lawton Fraser Amal, Co-Trustees of the Fraser Family Irrevocable Trust
GRANTEE:	Community Services Associates, Inc.
TAX IDENTIFICATION:	R550-014-000-0935
DEED REFERENCE:	Deed Book 1248, Page 1172
DATE OF SALE:	December 31, 1999
SALES PRICE:	$1,100,000
SITE SIZE (ACRES):	21.88 Acres
SALES PRICE PER ACRE:	$50,274
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Level
UTILITIES:	All Public
COMMENTS:	A portion of this property is wetlands.



Land Sale #4

LOCATION:	South side of Hwy 170, east of Dowling Bridge on Lemon Island, Bluffton, Beaufort County, South Carolina
GRANTOR:	Four M Family Limited Partnership
GRANTEE:	Beaufort County Open Land Trust
TAX IDENTIFICATION:	R600 006 000 0049 0000
DEED REFERENCE:	Deed Book 1138, Page 0302
DATE OF SALE:	February 16, 1999
SALES PRICE:	$2,750,000
SITE SIZE (ACRES):	117.00 Acres
SALES PRICE PER ACRE:	$23,504
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Flat
COMMENTS:	This tract has good water views and good frontage on Highway 170.

NO PHOTO AVAILABLE

Land Sale #5

LOCATION:	Barataria Island, Bluffton, Beaufort County, South Carolina
GRANTOR:	Candace Dilello (f/k/a Candace Lake) and Alfred Loomis, III
GRANTEE:	Olympic Acquisition, LLC
TAX IDENTIFICATION:	R600 055 000 0001 0000
DEED REFERENCE:	Deed Book 1305, Page 0873
DATE OF SALE:	June 23, 2000
SALES PRICE:	$4,000,000
SITE SIZE (ACRES):	150 Acres
SALES PRICE PER ACRE:	$26,667
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Oval / Level
COMMENTS:	This tract is situated on Barataria Island, which is inaccessible by car.



Land Sale #6

LOCATION:	East side of Highway 46, north of Drayson Court, Bluffton, Beaufort County, South Carolina
GRANTOR:	Maxwell Oaks
GRANTEE:	Myrtle Plantation P/S LLC
TAX IDENTIFICATION:	R601 039 000 0129 0000
DEED REFERENCE:	Deed Book 1258, Page 0214
DATE OF SALE:	February 2, 2000
SALES PRICE:	$2,350,000
SITE SIZE (ACRES):	54.40 Acres
SALES PRICE PER ACRE:	$43,199
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Rectangular / Flat
UTILITIES:	All Public
COMMENTS:	This track is part of a mixed-use development called Bluffton Village.



Land Sale #7

LOCATION:	East side of Simmonsville Road, southwest of Fording Island Road, Bluffton, Beaufort County, South Carolina
GRANTOR:	Resource Development Group, LLC
GRANTEE:	Quinnco-D'Amico Hidden Lakes, LLC
TAX IDENTIFICATION:	R610-031-000-0203
DEED REFERENCE:	Deed Book 1447, Page 1451
DATE OF SALE:	July 11, 2001
SALES PRICE:	$1,800,000
SITE SIZE (ACRES):	112.79 Acres
SALES PRICE PER ACRE:	$15,959
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Flat
UTILITIES:	All Public
COMMENTS:	This tract has been developed with the Hidden Lakes residential community.



Land Sale #8

LOCATION:	South side of May River Road, Bluffton, Beaufort County, South Carolina
GRANTOR:	Walcam Land Group, LLC
GRANTEE:	Palmetto Bluff, LLC
TAX IDENTIFICATION:	R610-045-000-0021
DEED REFERENCE:	Deed Book 1541, Page 1809
DATE OF SALE:	February 8, 2002
SALES PRICE:	$61,631,000
SITE SIZE (ACRES):	3,571.25 Acres
SALES PRICE PER ACRE:	$17,258
FINANCING:	Cash to Seller
PROPERTY RIGHTS CONVEYED:	Arms Length
CONDITIONS OF SALE:	Fee Simple
SHAPE / TOPOGRAPHY:	Irregular / Flat
UTILITIES:	All Public
COMMENTS:	This tract is being developed with the Palmetto Bluff residential community.

Ocean / Sea Marsh Land Sales Comparison Chart

Comparable Number	Sale One	Sale Two	Sale Three	Sale Four	Sale Five	Sale Six	Sale Seven	Sale Eight	Subject Property
Identification:	The Cresent Subdivision	Broad Pointe Subdivision	Vacant Land	Lemon Island	Barataria Island	Bluffton Village	Hidden Lakes	Palmetto Bluff	Town of Hilton Head
Location:	SC highway 278 Bluffton	Marshland Road Hilton Head	N Side of Greenwood Dr Hilton Head	SC Highway 278 Bluffton	Barataria Island Bluffton	Bluffton Road Bluffton	S Side of Simmonsville Rd Bluffton	S Side of May River Rd Bluffton	Lighthouse Road Hilton Head
Tax Map #	R600-021-000-0028	R510-011-000-0085	R550-014-000-0935	R600-006-000-0049	R600-055-000-0001	R601-039-000-0129	R610-031-000-0203	R610-045-000-0021	
Date:	Dec-96	Oct-98	Dec-99	Feb-99	Jun-00	Feb-00	Jul-01	Feb-02	Jun-03
Acres:	63.73	62.09	21.88	117.00	150.00	54.40	112.79	3,571.25	210.10
Price:	$1,567,500	$4,551,000	$1,100,000	$2,750,000	$4,000,000	$2,350,000	$1,800,000	$61,631,000	
Price/Acre:	$24,596	$73,297	$50,274	$23,504	$26,667	$43,199	$15,959	$17,258	
Price/Acre:	$24,596	$73,297	$50,274	$23,504	$26,667	$43,199	$15,959	$17,258	

Per Acre Analysis
****

	Sale One	Sale Two	Sale Three	Sale Four	Sale Five	Sale Six	Sale Seven	Sale Eight
Adjusted for Property Rights:	0%	0%	0%	0%	0%	0%	0%	0%
Adjusted Price:	$24,596	$73,297	$50,274	$23,504	$26,667	$43,199	$15,959	$17,258
Financing Terms:	0%	0%	0%	0%	0%	0%	0%	0%
Adjusted Price:	$24,596	$73,297	$50,274	$23,504	$26,667	$43,199	$15,959	$17,258
Conditions of Sale:	0%	0%	0%	0%	0%	0%	0%	0%
Adjusted Price:	$24,596	$73,297	$50,274	$23,504	$26,667	$43,199	$15,959	$17,258
Market Conditions:	25%	16%	10%	14%	7%	9%	2%	0%
Adjusted Price:	$30,743	$84,698	$55,154	$26,809	$28,616	$47,196	$16,288	$17,258
Adjusted Price Per Acre	$30,743	$84,698	$55,154	$26,809	$28,616	$47,196	$16,288	$17,258
Location	20%	-10%	0%	20%	20%	20%	20%	30%
Access	-20%	-15%	-10%	0%	15%	-20%	15%	20%
Frontage & View	10%	-10%	10%	-10%	-10%	10%	10%	10%
Size	-25%	-25%	-35%	-10%	-10%	-25%	-5%	30%
Utilities	10%	0%	0%	30%	20%	10%	10%	20%
Net Adjst:	-5%	-60%	-35%	30%	35%	-5%	50%	110%
Value/Acre:	$29,206	$33,879	$35,850	$34,852	$38,631	$44,836	$24,432	$36,241

Source: Hotel Club Associates

In selecting comparable vacant land sales for this analysis, we have focused our research on Hilton Head Island and in Bluffton for tract sales for comparison with the subject tract. Hilton Head Island is almost built-out, so development has continued primarily "off island" in the Bluffton area. The locations of these sales are shown on the preceding land sales map. We researched every sale of 15 acres or more on Hilton Head Island or in Bluffton in the last several years. Since Hilton Head development is dominated by large plantation developments, we searched for sales of these plantation tracts. The plantation tracts are typically mixed-use developments of primarily residential land, but also golf and commercial tracts.

In the preceding land value analysis, the first adjustment concerns the real property rights conveyed. All of the comparables are fee simple interests in real estate. No adjustment for the property rights conveyed is necessary. The second adjustment concerns financing terms. Based on our research, all sales were cash or cash equivalent transactions; therefore no adjustments have been made for financing. Similarly, all comparable sales are arms length transactions, so no adjustments for conditions of have been made.

The market conditions adjustment reflects the strength of the land market during the late 1990s and 2000 and 2001 until September 11th, 2001. The coastal Carolinas market had experiencing rapid growth until September 11th, 2001. The demand for land well suited for golf or residential development had been strong and is now recovering. We have reflected this trend by adjusting the sales prices at an upward annual rate of 5% until September 11th, 2001 and flat since. The upward adjustment to the comparables ranges from 0% for the most recent golf land sale to an upward 25% for the oldest sale.

Since the comparable sales are all situated in Beaufort County, the locations of the sales are considered to be comparable to the subject. The subject location on Hilton Head Island is greatly superior to the Bluffton sales. All of the sales, except #2 and #3, are located significantly off Hilton Head Island, and the subject is considered to be 20% to 30% better located than these sales. Sale #2 is located just off US Highway 278, the main commercial artery on the island, and the subject has been adjusted downward by 10% compared to this sale. Sales #3 is located very near the subject property, and the subject has not been adjusted compared to this sale.

The next adjustment concerns the access to the subject land. The access of a site can affect its value based on the extent to which the access to the property affects the desirability of the site. The subject site has adequate access, as do most of the comparable sales. Sales #1, #2, #3, and #6 are considered to have better access than the subject, and therefore the subject is adjusted downward by 10% to 20% compared to these sales. Conversely, Sales #5, #7 and #8 have poorer access than the

subject property; therefore upward adjustments of 15% and 20% have been applied to the subject compared to each of these sales.

The next adjustment reflects premium values resulting from frontage or views on water or frontage on a well-traveled highway. The subject is significantly better than all of the sales, except Sales #2, #4 and #5, so downward adjustments of 10% have been made to all sales, except these three.

The comparable land sales range in size from 21.88 acres to 3,571.25 acres. Adjustments to accurately reflect differences in size are difficult to estimate because of the existence of other factors influencing land value. Nonetheless, there is a widely held theory that smaller tracts of land typically sell at a higher price per acre than larger tracts. The subject golf tract is larger than most of the comparable land sales, so downward adjustments of 5% to 35% have been reflected on all sales, except Sale #8. The subject tract is much smaller than Sale #8, which has been adjusted upward by 30%.

Finally, adjustments for access to utilities have been reflected. Upward adjustments of 10% to 30% have been made to the Bluffton sales because the Hilton Head sales are served by the same utility system as the subject property.

Before the adjustment process, the prices per acre for the comparable land sales range from $15,959 to $73,297. After the adjustment process, the range of indicated values for the subject tract range from $24,432 to $44,836.

Based on the all sales, we have estimated a current value for the subject tract of approximately $36,000 per acre. Therefore, the subject land component of value has been calculated as follows:

210.10 acres @ $36,000 per acre = $7,563,600

Income Capitalization Approach

The income approach is defined as follows:

"A set of procedures through which an appraiser derives a value indication for an income-producing property by converting its anticipated benefits (cash flows and reversion) into property value. This conversion can be accomplished in two ways. One year's income expectancy can be capitalized at a market-derived capitalization rate or at a capitalization rate that reflects a specified income pattern, return on investment, and change in the value of the investment. Alternatively, the annual cash flows for the holding period and the reversion can be discounted at a specified yield rate."

Source: The Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th edition, *2002.*

Golf courses are often constructed as part of a real estate development in order to enhance the value of surrounding land and serve as a demand generator for real estate sales. Following the development phase, golf courses are often sold to the club membership, owner's association, or an independent party who intends to operate the course for its income producing capability. The subject golf course was developed as a resort golf course with some annual member play. A market analysis has been conducted to estimate the income generating potential of the property being operated at its Highest and Best Use.

Data presented in the Golf Trends section and the history of the subject operations have been used to project our estimation of future revenue streams for the subject property. In addition, we have compared actual operating results of other golf properties in order to estimate anticipated operating costs. Revenues and expenses have been estimated in order to project the potential net operating income that a typical investor could expect from the property. This section presents an explanation of the income and expense estimates, which has been developed from the available data. The income is then converted into value using a discounted cash flow technique. This method uses an estimate of levels of net operating income for each year of a holding period, arrives at a reversionary value of the property at the end of the holding period and then discounts the resulting cash flows and reversion at an appropriate discount rate. The discount rate reflects the risk attributable by the market to the income stream relative to alternative investments available.

Methodology

This appraisal report estimates the value of the subject property "as is." Fundamental to the estimates of operating results is the assumption of competent and efficient management at the property. Among the primary duties of management are the maintenance of the quality of the facility and the execution of adequate marketing efforts. Marketing is a very important ingredient in

the success or failure of this golf facility. A more thorough discussion of the supply and demand for golf courses in the area is shown in the Golf Trends section of this report.

The ***Uniform System of Accounts for Clubs***, recommended by the Club Managers Association of America (CMAA) and the National Golf Course Owners Association and in general use throughout the industry, has been used in the classification of revenues and expenses in this appraisal report. In this system of account classification, only direct operating expenses are charged to the operating departments. General overhead items, which are applicable to the overall operation of the facility, are classified as undistributed operating expenses. Those items that generally are considered to be beyond the control of the property manager are classified as fixed costs.

Our projections also incorporate an estimate of general price inflation. To portray income level changes, we have assumed a 3.5% annual inflation rate over the projection period. This rate reflects the current long-term outlook for the future movement of prices. This assumption is intended only to portray an expected long-term trend in price movements, rather than for a specific interval in time.

Certain expenses typically shown in financial statements for golf courses are considered capital related, and are not included in the projected operating statement. These include depreciation, interest expense, principal payments, amortization, capital gains or losses, and income taxes.

Basis of Assumptions

The basis of the estimate of future operating results for the existing golf course and club operations is a stabilized number of golf rounds of 95,000, including annual member rounds at 23,000 per year, non-member rounds at 72,000 per year. We have projected an average resort greens fee of $60.13 per golf round, including the cart fee. It is our estimate of results that could be achieved in a typical year with continued proper marketing and management.

In the Projected Income and Expense statement, we have utilized actual operating results from comparable golf facilities in similar Southeastern markets and the Society of Golf Appraisers (SGA®) survey of semi-private clubs. Information about the nature of these clubs is summarized as follows:

Income and Expense Comparables For Ocean Sea Marsh Golf Courses

	Comparable A				Comparable B				Comparable C				SGA Semi-Private			
	$ Amount	%	$/Round	$/Hole	$ Amount	%	$/Round	$/Hole	$ Amount	%	$/Round	$/Hole	$ Amount	%	$/Round	$/Hole
INCOME:																
Initiation and Dues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Annual Fees	$611,295	12.5%	$29.11	$22,641	$845,838	24.4%	$38.67	$23,496	-	-	-	-	$2,032,840	24.5%	$169.40	$112,936
Greens Fees	1,241,719	25.5%	19.91	45,990	1,394,364	40.3%	35.78	38,732	$5,062,699	49.9%	$40.10	$93,754	2,090,000	25.2%	69.67	116,111
Cart Fees	1,631,871	33.5%	19.58	60,440	759,292	21.9%	12.48	21,091	2,494,513	24.6%	19.76	46,195	843,789	10.2%	20.09	46,877
Range Fees	80,082	1.6%	0.96	2,966	58,190	1.7%	0.96	1,616	223,922	2.2%	1.77	4,147	184,000	2.2%	4.38	10,222
Food & Beverage Sales	484,794	9.9%	5.82	17,955	-	-	-	-	1,439,987	14.2%	11.41	26,666	1,878,761	22.6%	44.73	104,376
Pro Shop Sales	493,063	10.1%	5.92	18,262	300,363	8.7%	4.94	8,343	911,862	9.0%	7.22	16,886	799,700	9.6%	19.04	44,428
Other	333,563	6.8%	4.00	12,354	104,613	3.0%	1.72	2,906	7,551	0.1%	0.06	140	466,574	5.6%	11.11	25,921
Total Income	$4,876,386	100.0%	$58.50	$180,607	3,462,660	100.0%	$56.91	$96,185	10,140,534	100.0%	$80.33	$187,788	4,003,092	75.5%	$95.31	$222,394
DEPARTMENTAL COSTS & EXPENSES: (A)																
Golf Course	$1,095,985	59.1%	$13.15	$40,592	$1,311,903	58.6%	$21.56	$36,442	$1,611,873	31.8%	$12.77	$29,850	896,960	42.9%	$21.36	$49,831
Golf Cart/Lease	226,818	13.9%	2.72	8,401	106,374	14.0%	1.75	2,955	145,517	5.8%	1.15	2,695	135,095	16.0%	3.22	7,505
Range	-	-	-	-	16,875	0.29	0.28	469	-	-	-	-	15,169	8.2%	0.36	843
Food & Beverage	368,573	76.0%	4.42	13,651	-	-	-	-	1,113,232	77.3%	8.82	20,615	1,105,614	58.8%	26.32	61,423
Pro Shop	357,856	72.6%	4.29	13,254	326,314	108.6%	5.36	9,064	1,186,093	130.1%	9.40	21,965	688,920	86.1%	16.40	38,273
Other	-	-	-	-	32,901.00	31.5%	0.54	914	-	-	-	-	1,026,750	220.1%	24.45	57,042
Total Depart. Costs & Exps:	$2,049,233	42.0%	$24.58	$75,898	1,794,367	51.8%	$29.49	$49,844	4,056,715	40.0%	$32.13	$75,124	1,903,689	47.6%	$45.33	$105,761
UNDISTRIBUTED EXPENSES:																
Administrative & General	$508,832	10.4%	$6.10	$18,846	465,982	13.5%	$7.66	$12,944	$192,441	1.9%	$1.52	$3,564	841,970	21.0%	$20.05	$46,776
Management Fees	196,450	4.0%	2.36	7,276	41,220	1.2%	0.68	1,145	306,000	3.0%	2.42	5,667	185,000	4.6%	4.40	10,278
Marketing & Entertainment	9,934	0.2%	0.12	368	15,834	0.5%	0.26	440	278,408	2.7%	2.21	5,156	126,641	3.2%	3.02	7,036
Professional Fees	-	-	-	-	2,848	0.1%	0.05	79	-	-	-	-	141,000	3.5%	3.36	7,833
Repairs & Maintenance	124,649	2.6%	1.50	4,617	89,131	2.6%	1.46	2,476	18,533	0.2%	0.15	343	62,000	1.5%	1.48	3,444
Utilities	85,600	1.8%	1.03	3,170	65,082	1.9%	1.07	1,808	197,360	1.9%	1.56	3,655	92,600	2.3%	2.20	5,144
Total Undistributed Expenses	$925,464	19.0%	$11.10	$34,276	680,097	19.6%	$11.18	$18,892	992,742	9.8%	$7.86	$18,384	2,135,720	53.4%	$50.85	$118,651
INCOME BEFORE FIXED CHARGE	$1,901,689	39.0%	$22.81	$70,433	988,196	28.5%	$16.24	$27,450	5,091,077	50.2%	$40.33	$94,279	1,653,800	41.3%	$39.38	$91,878
FIXED CHARGES:																
Property Insurance	$30,800	0.6%	$0.37	$1,141	$81,031	2.3%	$1.33	$2,251	$82,983	0.8%	$0.66	$1,537	60,000	1.5%	$1.43	$3,333
Property Taxes	43,972	0.9%	0.53	1,629	154,998	4.5%	2.55	4,306	313,949	3.1%	2.49	5,814	147,590	3.7%	3.51	8,199
Land Lease	-	-	-	-	-	-	-	-	-	-	-	-	616,050	15.4%	14.67	34,225
Reserves for Replacement	-	-	-	-	-	-	-	-	-	-	-	-	120,669	3.0%	2.87	6,704
Total Fixed Charges	$74,772	1.5%	$0.90	$2,769	236,029	6.8%	$3.88	$6,556	396,932	3.9%	$3.14	$7,351	185,218	4.6%	$4.41	$10,290
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$1,826,917	37.5%	$21.92	$67,664	752,167	21.7%	$12.36	$20,894	4,694,145	46.3%	$37.18	$86,929	1,297,396	32.4%	$30.89	$72,078

NOTES:
(A) Expense ratios represent percentage of total revenues, except departmental costs and expenses which are shown as the percent of department revenue.
(B) Other charges include interest, depreciation, amortization and income taxes.

SOURCE: Hotel and Club Associates, Inc.

Expense Comp	Type Course	State	# of Holes	Annual Rounds
A	Resort	SC	27	83,354
B	Semi-Private	SC	36	60,843
C	Resort	SC	54	126,241
SGA	Semi-Private	Various	18	42,000

We believe these comparables represent a sound basis for comparison. At all courses, resort rounds dominate play, although some also have member play, like the subject property. Since the subject course is used for resort and member play, we believe these comparables are appropriate for the subject course.

Estimated Annual Operating Results for a Stabilized Year

The statement of estimated annual operating results for the subject property in a stabilized year is presented on the following page. From this basis, we considered the effects of inflation, business development, and the number of golf rounds for the projection period. The underlying rationale and assumptions used in preparing these estimates are presented in the paragraphs that follow the stabilized year income and expense statement.

Ocean/ Sea Marsh

Ocean / Sea Marsh History of Income and Expenses

	2000 Actuals(H)				2001 Actuals (H)				2002 Actuals (H)				2003 YTD Actuals			
	$ Amount	% Ratio	$/Round	$/Hole	$ Amount	% Ratio	$/Round	$/Hole	$ Amount	% Ratio	$/Round	$/Hole	$ Amount	% Ratio	$/Round	$/Hole
INCOME: (A, B)																
Green Fees	$3,544,450	47.6%	$47.26	$98,457	$3,167,175	43.4%	$47.00	$87,977	$3,280,557	44.5%	$48.35	$91,127	$1,310,074	43.1%	$51.62	$36,391
Annual Greens Fees	577,282	7.8%	22.75	16,036	618,995	8.5%	24.33	17,194	634,375	8.6%	34.63	17,622	310,365	10.2%	33.08	8,621
Cart Rental Fees (C)	1,136,382	15.3%	11.32	31,566	1,036,104	14.2%	11.16	28,781	1,051,093	14.3%	12.20	29,197	422,171	13.9%	12.14	11,727
Range	273,189	3.7%	2.72	7,589	286,067	3.9%	3.08	7,946	254,258	3.4%	2.95	7,063	110,139	3.6%	3.17	3,059
Food & Beverage Sales	849,187	11.4%	8.46	23,589	1,095,821	15.0%	11.80	30,439	1,157,492	15.7%	13.43	32,153	486,656	16.0%	14.00	13,518
Pro Shop Sales	863,087	11.6%	8.60	23,975	832,084	11.4%	8.96	23,113	728,636	9.9%	8.46	20,240	323,727	10.6%	9.31	8,992
Marriott Amenities Fees	197,844	2.7%	1.97	5,496	157,125	2.2%	1.69	4,365	154,153	2.1%	1.79	4,282	70,498	2.3%	2.03	1,958
Other Income (G)	-	-	-	-	103,452	1.4%	1.11	2,874	112,535	1.5%	1.31	3,126	6,401	0.2%	0.18	178
Total Income	$7,441,421	100.0%	$103.07	$206,706	$7,296,823	100.0%	$109.14	$202,690	$7,373,098	100.0%	$123.11	$204,808	$3,040,031	100.0%	$125.54	$84,445
DEPT. COSTS & EXP.: (A, B)																
Golf Course	$1,440,710	35.0%	$14.35	$40,020	$1,455,389	38.4%	$15.68	40,427	$1,539,007	39.3%	$17.86	42,750	$751,183	46.4%	$21.61	$20,866
Golf Carts (C)	103,812	9.1%	1.03	2,884	112,385	10.8%	1.21	3,122	102,583	9.8%	1.19	2,850	51,481	12.2%	1.48	1,430
Range	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Food & Beverage (G)	1,005,247	118.4%	10.01	27,924	1,148,861	104.8%	12.38	31,913	1,476,511	127.6%	17.13	41,014	558,919	114.8%	16.08	15,526
Pro Shop	943,914	109.4%	9.40	26,220	1,073,163	129.0%	11.56	29,810	1,069,936	146.8%	12.42	29,720	494,637	152.8%	14.23	13,740
Marriott Amenities Fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Depart. Costs & Exps:	$3,493,683	46.9%	$34.80	$97,047	$3,789,798	51.9%	$40.82	$105,272	$4,188,037	56.8%	$48.60	$116,334	$1,856,220	61.1%	$53.40	$51,562
UNDISTRIBUTED EXP.: (A & B)																
Administrative & General (G)	$651,546	8.8%	$6.49	$18,099	$795,496	10.9%	$8.57	$22,097	$752,528	10.2%	$8.73	$20,904	$790,475	26.0%	$22.74	$21,958
Management Fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Marketing & Entertainment	367,850	4.9%	3.66	10,218	393,638	5.4%	4.24	10,934	398,372	5.4%	4.62	11,066	122,736	4.0%	3.53	3,409
Professional Fees	-	-	-	-	1,100	-	0.01	31	584	-	0.01	16	-	-	-	-
Building Repairs & Maintenance	144,500	1.9%	1.44	4,014	124,232	1.7%	1.34	3,451	127,273	1.7%	1.48	3,535	42,892	1.4%	1.23	1,191
Utilities (D)	168,245	2.3%	1.68	4,673	119,901	1.6%	1.29	3,331	119,469	1.6%	1.39	3,319	32,855	1.1%	0.95	913
Total Undistributed Expenses	$1,332,141	17.9%	$13.27	$37,004	$1,434,367	19.6%	$15.45	$39,844	$1,398,226	19.0%	$16.23	$38,840	$988,958	32.5%	$28.45	$27,471
INCOME BEFORE FIXED CHARGES:	$2,615,597	35.1%	$55.00	$72,655	$2,072,658	28.4%	$52.87	$57,574	$1,786,836	24.2%	$58.28	$49,634	$194,853	6.4%	$43.69	$5,413
FIXED CHARGES:																
Property Insurance (G)	$48,097	0.6%	$0.48	1,336	$256,348	3.5%	$2.76	$7,121	$91,490	1.2%	$1.06	$2,541	$48,097	1.6%	$1.38	$1,336
Property Taxes (F)	150,326	2.0%	1.50	4,176	165,803	2.3%	1.79	4,606	165,803	2.2%	1.92	4,606	150,326	4.9%	4.32	4,176
Leases	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reserves for Replacement	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Fixed Charges	$198,423	2.7%	$1.98	$5,512	$422,151	5.8%	$4.55	$11,726	$257,293	3.5%	$2.99	$7,147	$198,423	6.5%	$5.71	$5,512
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (E)	$2,417,174	32.5%	$24.08	$67,144	$1,650,507	22.6%	$17.78	$45,847	$1,529,543	20.7%	$17.75	$42,487	($3,570)	-0.1%	($0.10)	($99)

NOTE (A) Expense ratios represent percentage of total revenues, except departmental costs and expenses which are shown as the percent of department revenue.
(B) This history was constructed from compiled financial information provided by: Sea Pines Co. and believed to be complete.
(C) The estimated cart revenues are allocated from the total resort greens fees charged.
(D) Building maintenance and utility expenses are estimated based on an allocation of the facilities management.
(E) Other charges include interest, depreciation, amortization and income taxes.
(F) Taxes have been estimated based on information provided by Sea Pines and the tax department.
(G) Estimated and allocated based on conversation and financial information provided by Sea Pines Accounting manager and CPA.
(H) Based on physical year October 1 through Septmeber 30th.

SOURCE: Hotel and Club Associates, Inc.

STABILIZED STATEMENT
OCEAN / SEA MARSH GOLF COURSES

	Number	$ Amount	% Ratio	Per Round	Per Hole
OPERATING STATISTICS:					
Holes	36				
Public Golf Rounds(18-Hole Equiv.)	72,000		-	-	-
Public Green Fees		$3,375,680	-	$46.88	-
Average Member Fees Per Round	-			$29.56	
Member Golf Rounds	23,000				
Average Net Golf Initiation Fees	-	-			
Average Annual Golf Dues		-	-		-
Cart Fees		$1,258,715	-	$13.25	-
Driving Range Fees		$285,000	-	$3.00	-
Food & Beverage Sales		$1,330,000	-	$14.00	-
Pro Shop Sales		$855,000	-	$9.00	-
INCOME:					
Greens Fees		3,375,680	42.0%	46.88	93,769
Initiation Fees		-	-	-	-
Annual Member Fees		679,790	8.5%	29.56	18,883
Cart Rental Fees		1,258,715	15.6%	13.25	34,964
Driving Range Fees		285,000	3.5%	3.00	7,917
Food & Beverage Sales		1,330,000	16.5%	14.00	36,944
Pro Shop Sales		855,000	10.6%	9.00	23,750
Other		260,000	3.2%	2.74	7,222
Total Income		8,044,185	100.0%	111.72	446,899
DEPARTMENTAL COSTS & EXPENSES: (A)					
Golf Course Maintenance		1,530,000	37.7%	16.11	42,500
Golf Cart		114,000	9.1%	1.20	3,167
Driving Range		-	-	-	-
Food and Beverage		1,197,000	90.0%	12.60	33,250
Pro Shop		940,500	110.0%	9.90	26,125
Other		-	-	-	-
Total Departmental Costs & Expenses		3,781,500	47.0%	39.81	105,042
UNDISTRIBUTED EXPENSES:					
Administrative & General		522,872	6.5%	5.50	14,524
Management Fees		281,546	3.5%	2.96	7,821
Marketing & Promotion		361,988	4.5%	3.81	10,055
Professional Fees		20,110	0.3%	0.21	559
Repairs & Maintenance		160,884	2.0%	1.69	4,469
Utilities		140,773	1.8%	1.48	3,910
Total Undistributed Expenses		1,488,174	18.5%	20.67	82,676
NET COST OF OPERATIONS		2,774,511	34.5%	38.53	154,139
FIXED CHARGES:					
Property Insurance		90,000	1.1%	0.95	2,500
RE & Personal Property Taxes		133,000	1.7%	1.40	3,694
Maintenance Facility Lease (C)		40,000	0.5%	0.42	1,111
Reserves for Replacement		241,326	3.0%	2.54	6,703
Total Fixed Charges		504,326	6.3%	7.00	28,018
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)		$2,270,185	28.2%	$31.53	$126,121

Note: (A) Represents ratio to total revenue, except for departmental costs & expenses, which are shown as a ratio to its related department revenue.
(B) Other charges include interest expense, depreciation, amortization, and income taxes.
(C) Allocated based on historical information and the subject's accounting office.

SOURCE: Hotel and Club Associates, Inc.

Departmental Revenues and Expenses

Green Fees & Memberships

Estimated green fee revenue is based on the projected number of golf rounds anticipated in the competitive market as well as published green fees of the competitive market. A more detailed discussion on our projections for green fees can be found in the Golf Trends section of this report. We have used an annual inflationary growth in average green fees of 3.5% annually after stabilization has occurred.

Golf Course Maintenance Expenses

The Ocean golf course was the first golf course built on Hilton Head Island and boasts a signature oceanfront 15th hole. The Ocean course was rebuilt in 1995 by noted player and designer Mark McCumber. Stabilized expenses for golf course maintenance are estimated at $42,500 per hole or $16.11 per round to continue a good job of maintaining the course for the subject property. This is based on the subject property's historical expenses and historical operating results at the comparable properties. These expenses are costs of maintaining the golf course at an acceptable level of quality and thus quality play. Maintenance costs include wages and salaries for maintenance personnel, landscaping crews, operating supplies, maintenance of equipment, seed, sand, fertilizers, chemicals, and the cost of operating irrigation equipment. The following table depicts golf course maintenance expense for the comparable golf courses.

Golf Course Maintenance Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Dept. Rev.	59.1%	58.6%	31.8%	42.9%	38.4%	39.3%	46.4%	37.7%
$ Per Round	$13.15	$21.56	$12.77	$21.36	$15.68	$17.86	$21.61	$16.11
$ Per Hole	$40,592	$36,442	$29,850	$49,831	$40,427	$42,750	$20,866	$42,500

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

The comparables indicate maintenance costs of $40,592, $36,442, and $29,850 per hole, or $13.15, $21.56 and $12.77 per round. The SGA Study indicates $49,831 per hole or about $21.36 per round, but this study is based primarily on 18-hole courses, while the subject is 36 holes. We believe that an annual expense of $42,500 per hole is appropriate to continue to maintain the same high level of quality of play on the courses.

Golf Cart Rental and Cart Expenses

Cart rental fees are typically calculated based on the expected utilization of golf carts as a percentage of the total golf rounds, as it is directly proportional to the number of rounds played. We have based our cart rental fee projections on the historical results of comparable courses and the subject courses. We have estimated an average cart rental fee per golf round at $13.25 in the stabilized year of operations. Actually, at the Ocean and Sea Marsh golf courses, the cart expense includes the greens fees, except for annual members. We have allocated the cart fees and the greens fees so we were able to better compare operating incomes and expenses with other comparable courses. A summary of projected cart rental revenue is discussed more fully in the Golf Trends section of this report.

Stabilized cart rental expenses are estimated to be $114,000. This estimate is based on cart expenses of $1.20 per round for a fleet of leased carts. At the subject, cart expenses have been $1.21 and $1.19 per round in the last two years and $1.48 year-to-date. As shown on the chart below, cart expenses per round for the expense comparables are $2.72, $1.75, and $1.15, respectively. We have increased the cart rental expense by the inflationary rate of 3.5% throughout the projection period.

Golf Cart Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Dept. Rev.	13.9%	14.0%	5.8%	16.0%	10.8%	9.8%	12.2%	9.1%
$ Per Round	$2.72	$1.75	$1.15	$3.22	$1.21	$1.19	$1.48	$1.20
$ Per Hole	$8,401	$2,955	$2,695	$7,505	$3,122	$2,850	$1,430	$3,167

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Range

Range revenue was calculated based on an average sale per round of golf based on comparable golf club operations and the historical information of the subject property. The comparable golf operations achieved range income of $0.96 to $4.38 per round. We project revenue from range operations to be at $0.75 per round in the stabilized year. Range expenses include the cost of range balls, ball retrieval equipment, and supplies. The comparables and the SGA indicate expenses of 19.7% to 245.9% driving range revenue. We have not projected range expenses, as range expenses have been included in golf course maintenance.

Food and Beverage Department

Food and beverage revenues have been projected based on the subject history and the expense comparables. The subject's history indicates food and beverage revenues of $8.46, $11.80, and $13.43 per round in the past three years. The comparables indicated food and beverage revenue of $5.82 and $11.41. We estimate that the average food and beverage income per round will be approximately $14.00. We have estimated the expenses at stabilization to be 90%. This expense level of about 90% is based on the expense history of the comparables. We anticipate it will be approximately two years before food and beverage expenses fall to the 90% level. Prior to mid 1999, the subject food and beverage operation was leased, but the ownership took back control in June 1999. Expenses were cut substantially from 1999 to 2000. We anticipate that within the next two years, expenses can be controlled to levels typical of the industry.

Food and Beverage Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Dept. Rev.	76.0%	--	77.3%	58.5%	104.8%	127.6%	114.8%	90.0%
$ Per Round	$4.42	--	$8.82	$26.32	$12.38	$17.13	$16.08	$12.60
$ Per Hole	$13,651	--	$20,615	$61,423	$31,913	$41,014	$15,526	$33,250

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Expenses for the food and beverage operation include the cost of goods sold, labor costs, and supplies.

Pro Shop

Pro shop revenues are directly tied to the number of rounds played. The comparables achieved pro shop revenue of $5.92, $4.94, and $7.22 per golf round. Given the marketing of the club and its upscale resort nature, we have projected pro shop sales to be $9.00 per golf round. In the past two years per round income has been $8.96 and $8.46, and the year-to-date pro shop revenue is $9.31 per round at the subject property.

Pro Shop Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Dept. Rev.	72.6%	108.6%	130.1%	86.1%	129.0%	146.8%	152.8%	110.0%
$ Per Round	$4.29	$5.36	$9.40	$16.40	$11.56	$12.42	$14.23	$9.90
$ Per Hole	$13,254	$9,064	$21,965	$38,273	$29,810	$29,720	$13,740	$26,125

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Pro shop expenses include salaries and wages for retail sales persons, the cost of merchandise and supplies. The subject golf shop is efficient in its operations and does a high volume of merchandise sales. Therefore, we project this cost to be 110.0% of pro shop revenue, which is lower than the expenses in the past two years at 129.0% and 146.8% of pro shop revenue.

Amenity Fees/Other Income

As discussed in the Golf Trends section of the report, there is a complex fee structure for the Ocean Sea Marsh courses. There are numerous different fees charged. Some of these fees reflect contractual agreements with Marriott and others for the use of the golf course and amenities. This revenue stream has projected at $260,000 annually for the next several years with a 3.5% inflationary rate throughout the projection period.

Undistributed Expenses

Administrative and General

Administrative and general expenses include office administration wages, bad debts, bank charges, cash over/short, sales taxes, dues and subscriptions, and postage and supplies. These are expenses, which are not allocated directly to a department.

Administrative and General Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Total Rev.	10.4%	13.5%	1.9%	21.0%	10.9%	10.2%	26.0%	6.5%
$ Per Round	$6.10	$7.66	$1.52	$20.05	$8.57	$8.73	$22.74	$5.50
$ Per Hole	$18,846	$12,944	$3,564	$46,776	$22,097	$20,904	$21,958	$14,524

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Administrative and general expenses have been 10.9% and 10.2% in the last two years. The Ocean and Sea Marsh courses pay no management fee, so management costs are included in the administrative and general category. We have split this expense to be consistent with the comparables. We have projected administrative and general expenses to stabilize at 6.5% of total revenues. As discussed in the following section, we have estimated a management fee in addition to the administrative and general expenses. The comparables show administrative and general expenses between 1.9% and 13.5% of total revenues. Our projection of 6.5% of total revenues for Administrative and General and 3.5% of total revenues for the management fee is based on historical operating results of the subject and comparable properties and the nature of the operation.

Management Fees

Management fees for the subject and comparable golf properties are shown as follows.

Management Fees Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Total Rev.	4.0%	1.2%	3.0%	4.6%	--	--	--	3.5%
$ Per Round	$2.36	$0.68	$2.42	$4.40	--	--	--	$2.96
$ Per Hole	$7,276	$1,145	$5,667	$10,278	--	--	--	$7,821

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Based on the comparison for management fees and the subject property, we estimate the stabilized year should reflect 3.5% of total revenues for management fees. Although 3.5% is lower than typical of the industry the total revenues are much higher than typical operations, so the dollar amount of the management fee at $281,546 is sufficient to entice top-flight management for this property.

Marketing and Promotional

Marketing and promotional expense has been projected based on the actual results of the subject property and comparable golf clubs. We anticipate this expense to be 4.5% of total revenues in the stabilized year. This is higher than the comparables but we believe this level will be adequate in order to attract and maintain the projected number of premium golf rounds played at the Ocean and Sea Marsh courses.

Marketing and Promotional Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Total Rev.	0.2%	0.5%	2.7%	3.2%	5.4%	5.4%	4.0%	4.5%
$ Per Round	$0.12	$0.26	$2.21	$3.02	$4.24	$4.62	$3.53	$3.81
$ Per Hole	$368	$440	$5,156	$7,036	$10,934	$11,066	$3,409	$10,055

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Professional Fees

Professional fees are projected based on expected costs at the subject property. We expect these expenses to be minimal at the subject property, and have estimated these expenses at 0.25% of the total revenues. The following chart summarizes the professional fees expenses at the comparable properties.

Professional Fees Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Total Revenue	--	0.1%	--	3.5%	0.0%	0.0%	--	0.3%
$ Per Round	--	$0.05	--	$3.36	$0.01	$0.01	--	$0.21
$ Per Hole	--	$79	--	$7,833	$31	$16	--	$599

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Repairs and Maintenance

Repairs and maintenance expense includes clubhouse repairs and maintenance and landscaping. At Sea Pines, a maintenance department services the entire resort and the expenses for each property has been allocated. We have further allocated the repairs, maintenance charges, and the utility charges. We worked with the Sea Pines Accounting Department to allocate these expenses. We acknowledge that our allocation between repairs and maintenance and utilities may be an approximation, but we believe the combined estimate of about 3.5% to 4.5% of total revenues is accurate. Our projections are based on the following trends and the historical information of the subject. Since the course was renovated about eight years ago, we expect repairs and maintenance to be slightly more expensive than in the past three years.

Repairs and Maintenance Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Total Rev.	2.6%	2.6%	0.2%	1.5%	1.7%	1.7%	1.4%	2.0%
$ Per Round	$1.50	$1.46	$0.15	$1.48	$1.34	$1.48	$1.23	$1.69
$ Per Hole	$4,617	$2,476	$343	$3,444	$3,451	$3,535	$1,191	$4,469

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Repair and maintenance expenses are projected to be 2.0% of total revenues at stabilization. This estimate conforms to the history of operations.

Utilities

Utilities expense has been projected based on historic costs encountered by the comparable golf courses and the history of the subject property. We project utility expenses to be 1.75% in the stabilized year. The expense comparables show a range between 1.8% and 1.9% of total revenues. Utilities expenses include natural gas, electricity and water (non-golf course use.) These are typically expenses, which are not allocated directly to a department. The subject's expenses were 1.6% in 2001 and 2002, but we expect recent increases in utility costs at the subject property, based on the current trend in recent utility expenses.

Utility Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Total Rev.	1.8%	1.9%	1.9%	2.3%	1.6%	1.6%	1.1%	1.8%
$ Per Round	$1.03	$1.07	$1.56	$2.20	$1.29	$1.39	$0.95	$1.48
$ Per Hole	$3,170	$1,808	$3,655	$5,144	$3,331	$3,319	$913	$3,910

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Fixed Charges

Property Insurance

Property insurance includes general liability insurance and fire and casualty protection and is projected based on the comparable golf facilities and the historic information of the subject property. The expense comparables show insurance costs of $30,800, $81,031, and $82,983. The subject insurance expense was $91,490 last year. The subject premiums are based on a multiple property policy. We anticipate annual insurance premiums of about $90,000, annually.

Property Insurance Expense

	Comparables				Subject			
	A	B	C	SGA	2001	2002	4/30/2003 YTD	At Stabilization
Ratio to Total Rev.	0.6%	2.3%	0.8%	1.5%	3.5%	1.2%	1.6%	1.1%
$ Per Round	$0.37	$1.33	$0.66	$1.43	$2.76	$1.06	$1.38	$0.95
$ Per Hole	$1,141	$2,251	$1,537	$3,333	$7,121	$2,541	$1,336	$2,500

(A) Stated in current dollars.
Source: Compiled by Hotel and Club Associates, Inc.

Property Taxes

Property taxes have been calculated in the Description section of this report. According to our estimation, the property tax burden is estimated to be $133,000.

Reserves for Replacement

A reserve for replacement has been calculated at 3.0% of total revenue in the stabilized year. A reserve for replacement is deducted to ensure sufficient funds are available to maintain the golf course and clubhouse in good condition. We recognize the need to partially replace the irrigation system and renovate the greens and fairways every fifteen to twenty years. Since the Ocean course was extensively renovated in 1995, we believe reserves of 3.0% of gross revenue will be sufficient for both courses.

US Golf Investor Surveys: Projected Revenue Growth


6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%

	Low	Average	High
PWC Fall 2001	1.00%	2.90%	5.00%
PWC Sp 2002	1.00%	3.00%	4.50%
PWC Fall 2002	0.50%	2.80%	5.00%

US Golf Investor Surveys: Projected Expense Growth


6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%

	Low	Average	High
PWC Fall 2001	1.00%	3.00%	5.00%
PWC Sp 2002	1.00%	3.10%	5.00%
PWC Fall 2002	1.00%	3.00%	5.00%

PWC Fall 2001: PriceWaterhouseCoopers Fall 2001 Financing & Investment Survey
PWC Sp 2002: PriceWaterhouseCoopers Spring 2002 Financing & Investment Survey
PWC Fall 2002: PriceWaterhouseCoopers Fall 2002 Financing & Investment Survey

Statement of Estimated Annual Operating Results

"As Is " Analysis

Projected Revenue and Expense Growth

The preceding subject stabilized income and expense statement for the golf club is projected forward for the anticipated holding period. Dues, memberships, golf rounds, and green fees are anticipated to change as explained in the Trends sections. The changes have been estimated based on the results of our survey of the competitive market and the investment surveys shown on the following pages. Other income increases have been estimated at 3.5% annually and expense increases have been estimated at 3.0% annually, as indicated by the expectation of respondents to the accompanying investment surveys, except as noted.

Discount Rates

Golf properties typically reflect higher discount rates than typical investment real estate such as office buildings, shopping centers, apartment complexes, etc. This is due to the fact that the risk level is generally perceived as being greater, largely due to the uncertainty relative to the economic life of the golf facility. Some golf properties do not last very long, while others succeed for decades. Investors realize that the economic life of a facility may very well not be what they expect, and they recognize the uncertainty as a higher risk factor requiring a higher yield on investment. Golf properties are subject to constant changes in customer tastes and require significant expenditures to continually update. In addition, the weather can severely affect cash flows. Given such continually changing tastes, investors recognize the higher risk level, which translates into an appropriately higher discount rate than other forms of investment real estate. In addition, financing on these properties is not always readily available.

The selection of an appropriate discount rate has been based on the results of surveys of investment criteria published by PriceWaterhouseCoopers (PWC), formerly Golf Valuation International (GVI). On the chart on the next page, CB Richard Ellis, indicates that market discount rates range from 13.0% to 14.25% and a mean of 13.75%. The most recent PWC survey has a broader range of 10.5% to 29.0%. The PWC surveys indicate an average discount rate of 14.3%. The detailed summaries of these surveys are plotted on the accompanying charts.

Generally, golf operations have continued to weaken throughout 2001, 2002, and into 2003, although there are markets that are not oversupplied. During this period, real estate mortgage interest rates have remained at relatively low historic levels, although some fluctuation in rates

US Golf Investor Surveys:
Discount Rates



35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%

	Low	Average	High
CBRE Q1 2001	13.00%	14.40%	16.00%
PWC Fall 2001	11.00%	14.30%	28.00%
CBRE Q1 2002	13.00%	13.75%	14.25%
PWC Sp 2002	10.50%	14.40%	26.50%
PWC Fall 2002	10.50%	14.30%	29.00%

CBRE Q1 2001: CB Richard Ellis, 1st Quarter 2001 Golf Investor Survey
PWC Fall 2001: PriceWaterhouseCoopers Fall 2001 Financing & Investment Survey
CBRE Q1 2002: CB Richard Ellis, 1st Quarter 2002 Golf Investor Survey
PWC Sp 2002: PriceWaterhouseCoopers Spring 2002 Financing & Investment Survey
PWC Fall 2002: PriceWaterhouseCoopers Fall 2002 Financing & Investment Survey

has occurred. While the investor's surveys show a wide range of investor responses, the local market conditions, the rapid growth of Beaufort County, the nature of the subject property, and the risk involved dictate a discount rate in the 13.0% to 15.0% range. The factors involved in the selection of the appropriate discount rate are discussed further in the marketability study at the end of the Sales Comparison Approach. The various surveys generally indicate a typical investment-holding period of seven to eight years. We have used a seven year projected holding period. The subject and expense projections and discounted cash flows are shown next.

F[illegible]: Ocean / Sea Marsh Fin 2003
OCEAN / SEA MARSH GOLF COURSES
"As Is"

OCEAN / SEA MARSH GOLF COURSES
INCOME AND EXPENSE PROJECTIONS

	YEAR 1		YEAR 2		YEAR 3		YEAR 4	
	$ Amount	% Ratio (A)	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio
OPERATING STATISTICS:								
Public Golf Rounds(18-Hole Equiv.)	66,000	-	67,500	-	69,500		72,000	
Public Green Fees	$46.88	-	$49.02	-	$51.22	-	$53.50	-
Average Member Fees Per Round	$29.56		$29.62		$29.70		$30.44	
Member Golf Rounds	22,000		22,500		23,000		23,000	
Average Net Golf Initiation Fees	-		-	-	-	-	-	-
Average Annual Golf Dues	-		-	-	-	-	-	
Cart Fees	$13.25	-	$13.24	-	$13.25	-	$13.32	-
Driving Range Fees	$3.00	-	$3.11	-	$3.21	-	$3.33	-
Food & Beverage Sales	$14.00	-	$14.49	-	$15.00	-	$15.52	-
Pro Shop Sales	$9.00	-	$9.32	-	$9.64	-	$9.98	-
Greens Fees	3,094,373	41.5%	3,308,539	42.1%	3,559,855	42.8%	3,852,264	43.6%
Initiation Fees	-	-	-	-	-	-	-	-
Annual Member Fees	650,234	8.7%	666,490	8.5%	683,152	8.2%	700,231	7.9%
Cart Rental Fees	1,165,968	15.6%	1,192,049	15.2%	1,225,237	14.7%	1,265,534	14.3%
Driving Range Fees	264,000	3.5%	279,450	3.6%	297,265	3.6%	315,985	3.6%
Food & Beverage Sales	1,232,000	16.5%	1,304,100	16.6%	1,387,236	16.7%	1,474,595	16.7%
Pro Shop Sales	792,000	10.6%	838,350	10.7%	891,795	10.7%	947,954	10.7%
Other	260,000	3.5%	269,100	3.4%	278,519	3.3%	288,267	3.3%
Total Income	7,458,575	100.0%	7,858,078	100.0%	8,323,059	100.0%	8,844,829	100.0%
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course Maintenance	1,530,000	40.9%	1,575,900	39.6%	1,623,177	38.3%	1,671,872	36.7%
Golf Cart	105,600	4.1%	111,240	4.1%	117,760	4.1%	124,571	4.1%
Driving Range	-	-	-	-	-	-	-	-
Food and Beverage	1,478,400	120.0%	1,304,100	100.0%	1,248,513	90.0%	1,327,135	90.0%
Pro Shop	1,108,800	140.0%	1,089,855	130.0%	1,070,154	120.0%	1,042,749	110.0%
Other	-	-	-	-	-	-	-	-
Total Departmental Costs	4,222,800	56.6%	4,081,095	51.9%	4,059,603	48.8%	4,166,328	47.1%
UNDISTRIBUTED EXPENSES:								
Administrative & General	484,807	6.5%	510,775	6.5%	540,999	6.5%	574,914	6.5%
Management Fees	261,050	3.5%	275,033	3.5%	291,307	3.5%	309,569	3.5%
Marketing & Promotion	335,636	4.5%	353,614	4.5%	374,538	4.5%	398,017	4.5%
Professional Fees	18,646	0.3%	19,645	0.3%	20,808	0.3%	22,112	0.3%
Repairs & Maintenance	149,172	2.0%	157,162	2.0%	166,461	2.0%	176,897	2.0%
Utilities	130,525	1.8%	137,516	1.8%	145,654	1.8%	154,785	1.8%
Total Undistributed Expenses	1,379,836	18.5%	1,453,744	18.5%	1,539,766	18.5%	1,636,293	18.5%
NET COST OF OPERATIONS	1,855,939	24.9%	2,323,239	29.6%	2,723,689	32.7%	3,042,208	34.4%
FIXED CHARGES:								
Property Insurance	90,000	1.2%	92,700	1.2%	95,481	1.1%	98,958	1.1%
RE & Personal Property Taxes	133,000	1.8%	136,990	1.7%	141,100	1.7%	145,333	1.6%
Maintenance Facility Lease (C)	40,000	0.5%	41,200	0.5%	42,436	0.5%	43,709	0.5%
Reserves for Replacement	223,757	3.0%	235,742	3.0%	249,692	3.0%	265,345	3.0%
Total Fixed Charges	486,757	6.5%	506,632	6.4%	528,708	6.4%	553,344	6.3%
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$1,369,181	18.4%	$1,816,606	23.1%	$2,194,981	26.4%	$2,488,863	28.1%

Note: (A) Represents ratio to total revenue, except for departmental costs & expenses, which are shown as a ratio to its related department revenue.
(B) Other charges include interest expense, depreciation, amortization, and income taxes.

S[illegible]CE: Hotel and Club Associates, Inc.

FILE: Ocean / Sea Marsh Fin 2003
OCEAN / SEA MARSH GOLF COURSES
"As Is"

OCEAN / SEA MARSH GOLF COURSES
INCOME AND EXPENSE PROJECTIONS

	YEAR 5		YEAR 6		YEAR 7		YEAR 8	
	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio
OPERATING STATISTICS:								
Public Golf Rounds(18-Hole Equiv.)	72,000		72,000		72,000		72,000	
Public Green Fees	$55.87	-	$58.31	-	$60.84	-	$63.46	-
Average Member Fees Per Round	$31.21		$31.99		$32.79		$33.61	
Member Golf Rounds	23,000		23,000		23,000		23,000	
Average Net Golf Initiation Fees	-	-	-	-	-	-	-	-
Average Annual Golf Dues	-	-	-	-	-		-	-
Cart Fees	$13.38	-	$13.44	-	$13.50	-	$13.56	-
Driving Range Fees	$3.44	-	$3.56	-	$3.69	-	$3.82	-
Food & Beverage Sales	$16.07	-	$16.63	-	$17.21	-	$17.81	-
Pro Shop Sales	$10.33	-	$10.69	-	$11.06	-	$11.45	-
Greens Fees	4,022,373	44.0%	4,198,436	44.4%	4,380,661	44.8%	4,569,265	45.2%
Initiation Fees	-	-	-	-	-	-	-	-
Annual Member Fees	717,737	7.8%	735,681	7.8%	754,073	7.7%	772,924	7.7%
Cart Rental Fees	1,270,942	13.9%	1,276,464	13.5%	1,282,102	13.1%	1,287,858	12.7%
Driving Range Fees	327,044	3.6%	338,491	3.6%	350,338	3.6%	362,600	3.6%
Food & Beverage Sales	1,526,206	16.7%	1,579,623	16.7%	1,634,910	16.7%	1,692,131	16.7%
Pro Shop Sales	981,132	10.7%	1,015,472	10.7%	1,051,013	10.8%	1,087,799	10.8%
Other	298,356	3.3%	308,798	3.3%	319,606	3.3%	330,793	3.3%
Total Income	9,143,790	100.0%	9,452,965	100.0%	9,772,703	100.0%	10,103,369	100.0%
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course Maintenance	1,722,028	36.3%	1,773,689	35.9%	1,826,900	35.6%	1,881,707	35.2%
Golf Cart	128,308	4.1%	132,157	4.1%	136,122	4.1%	140,206	4.1%
Driving Range	-	-	-	-	-	-	-	-
Food and Beverage	1,373,585	90.0%	1,421,661	90.0%	1,471,419	90.0%	1,522,918	90.0%
Pro Shop	1,079,245	110.0%	1,117,019	110.0%	1,156,115	110.0%	1,196,579	110.0%
Other	-	-	-	-	-	-	-	-
Total Departmental Costs	4,303,167	47.1%	4,444,526	47.0%	4,590,555	47.0%	4,741,410	46.9%
UNDISTRIBUTED EXPENSES:								
Administrative & General	594,346	6.5%	614,443	6.5%	635,226	6.5%	656,719	6.5%
Management Fees	320,033	3.5%	330,854	3.5%	342,045	3.5%	353,618	3.5%
Marketing & Promotion	411,471	4.5%	425,383	4.5%	439,772	4.5%	454,652	4.5%
Professional Fees	22,859	0.3%	23,632	0.3%	24,432	0.3%	25,258	0.3%
Repairs & Maintenance	182,876	2.0%	189,059	2.0%	195,454	2.0%	202,067	2.0%
Utilities	160,016	1.8%	165,427	1.8%	171,022	1.8%	176,809	1.8%
Total Undistributed Expenses	1,691,601	18.5%	1,748,798	18.5%	1,807,950	18.5%	1,869,123	18.5%
NET COST OF OPERATIONS	3,149,022	34.4%	3,259,640	34.5%	3,374,198	34.5%	3,492,836	34.6%
FIXED CHARGES:								
Property Insurance	102,303	1.1%	105,762	1.1%	109,339	1.1%	113,039	1.1%
RE & Personal Property Taxes	149,693	1.6%	154,183	1.6%	158,809	1.6%	163,573	1.6%
Maintenance Facility Lease (C)	45,020	0.5%	46,371	0.5%	47,762	0.5%	49,195	0.5%
Reserves for Replacement	274,314	3.0%	283,589	3.0%	293,181	3.0%	303,101	3.0%
Total Fixed Charges	571,329	6.2%	589,905	6.2%	609,091	6.2%	628,908	6.2%
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$2,577,692	28.2%	$2,669,735	28.2%	$2,765,107	28.3%	$2,863,929	28.3%

Note: (A) Represents ratio to total revenue, except for departmental costs & expenses, which are shown as a ratio to its related department revenue.
(B) Other charges include interest expense, depreciation, amortization, and income taxes.

SOURCE: Hotel and Club Associates, Inc.

"As Is"

DISCOUNTED CASH FLOW

Year	Annual Cash Flow		Discount Factor at 13.00%		Present Value
1	$1,369,181	X	0.8849558	=	$1,211,665
2	$1,816,606	X	0.7831467	=	$1,422,669
3	$2,194,981	X	0.6930502	=	$1,521,232
4	$2,488,863	X	0.6133187	=	$1,526,467
5	$2,577,692	X	0.5427599	=	$1,399,068
6	$2,669,735	X	0.4803185	=	$1,282,323
7	$2,765,107	X	0.4250606	=	$1,175,338
8	$2,863,929				
			Net Present Value		$9,538,762
			Plus Reversion		$10,845,423
			Indicated Value		$20,384,185

Calculation of Reversion

8th Year Cash Flow	$2,863,929
Capitalized	11.00%
Resale Price	$26,035,715
Less: Selling Costs	$520,714
Reversion	$25,515,001
Times 7th Year Disc. Factor	0.425061
Present Value of Reversion	$10,845,423

Year	Annual Cash Flow		Discount Factor at 14.00%		Present Value
1	$1,369,181	X	0.877193	=	$1,201,036
2	$1,816,606	X	0.7694675	=	$1,397,820
3	$2,194,981	X	0.6749715	=	$1,481,550
4	$2,488,863	X	0.5920803	=	$1,473,607
5	$2,577,692	X	0.5193687	=	$1,338,773
6	$2,669,735	X	0.4555865	=	$1,216,295
7	$2,765,107	X	0.3996373	=	$1,105,040
8	$2,863,929				
			Net Present Value		$9,214,120
			Plus Reversion		$10,196,747
			Indicated Value		$19,410,867

Calculation of Reversion

8th Year Cash Flow	$2,863,929
Capitalized	11.00%
Resale Price	$26,035,715
Less: Selling Costs	$520,714
Reversion	$25,515,001
Times 7th Year Disc. Factor	0.399637
Present Value of Reversion	$10,196,747

Year	Annual Cash Flow		Discount Factor at 15.00%		Present Value
1	$1,369,181	X	0.8695652	=	$1,190,593
2	$1,816,606	X	0.7561437	=	$1,373,615
3	$2,194,981	X	0.6575162	=	$1,443,236
4	$2,488,863	X	0.5717532	=	$1,423,016
5	$2,577,692	X	0.4971767	=	$1,281,569
6	$2,669,735	X	0.4323276	=	$1,154,200
7	$2,765,107	X	0.375937	=	$1,039,506
8	$2,863,929				
			Net Present Value		$8,905,734
			Plus Reversion		$9,592,034
			Indicated Value		$18,497,768

Calculation of Reversion

8th Year Cash Flow	$2,863,929
Capitalized	11.00%
Resale Price	$26,035,715
Less: Selling Costs	$520,714
Reversion	$25,515,001
Times 7th Year Disc. Factor	0.375937
Present Value of Reversion	$9,592,034

SOURCE: Hotel & Club Associates, Inc.

US Golf Investor Surveys:
Capitalization Rate - Terminal


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%

	Low	Average	High
PWC Fall 2001	9.50%	11.25%	15.00%
PWC Sp 2002	9.00%	11.20%	14.00%
PWC Fall 2002	9.25%	11.25%	14.50%

PWC Fall 2001: PriceWaterhouseCoopers Fall 2001 Financing & Investment Survey
PWC Sp 2002: PriceWaterhouseCoopers Spring 2002 Financing & Investment Survey
PWC Fall 2002: PriceWaterhouseCoopers Fall 2002 Financing & Investment Survey

In addition to discounting the net income stream, the reversionary value of the golf club at the end of the holding period is also discounted. Capitalizing the estimated 8th year income at an appropriate overall capitalization rate approximates the reversionary value. In the fall of 2002, PWC reports the most recent range of terminal capitalization rates of 9.25% to 14.50% and a mean of 11.25%. In the spring of 2002, this range was to 9.0% to 14.0% with a mean of 11.20%. Based on the results of these surveys, the nature of the subject market, and the considerations discussed in the Marketability section of the report, we have selected a terminal overall capitalization rate of 11.0% for the golf courses. The calculation of the reversion is shown as follows:

Calculation of Reversionary Value

8th Year Net Operating Income	$ 2,863,929
Divided by Terminal Capitalization Rate	÷ 0.11
	$26,035,715
Less Estimate of Sales Costs (2%)	$520,714
Estimated Reversionary Value	$25,515,001

The results of this "As Is" discounted cash flow analysis indicates a range of values as follows:

	13.0%	14.0%	15.0%
Indicated Value by Discounted Cash Flow	$20,384,185	$19,410,867	$18,497,768

The central discount rate of 14.0% is considered to most representative of the subject value. The subject "As Is" value is best estimated to be $19,410,867, rounded to $19,400,000.

"At Stabilization" Analysis

We have also estimated the "at stabilization" value. The club is expected to take several years to stabilize. We have shown a discounted cash flow using the same assumptions as in the "as is" scenario, except showing seven years of stabilized operations. The following page presents projected income and expense for the holding period and the discounted cash flow after stabilization for the subject golf club.

Ocean / Sea Marsh Fin 2003
OCEAN / SEA MARSH GOLF COURSES
At Stabilization"

OCEAN / SEA MARSH GOLF COURSES
INCOME AND EXPENSE PROJECTIONS

	YEAR 1		YEAR 2		YEAR 3		YEAR 4	
	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio
OPERATING STATISTICS:								
Public Golf Rounds(18-Hole Equiv.)	72,000		72,000		72,000		72,000	
Public Green Fees	$53.50	-	$55.87	-	$58.31	-	$60.84	-
Average Member Fees Per Round	$30.44		$31.21		$31.99		$32.79	
Member Golf Rounds	23,000		23,000		23,000		23,000	
Average Net Golf Initiation Fees	-	-	-	-	-	-	-	-
Average Annual Golf Dues	-		-	-	-	-	-	
Cart Fees	$13.32	-	$13.38	-	$13.44	-	$13.50	-
Driving Range Fees	$3.33	-	$3.44	-	$3.56	-	$3.69	-
Food & Beverage Sales	$15.52	-	$16.07	-	$16 63	-	$17.21	-
Pro Shop Sales	$9.98	-	$10.33	-	$10.69	-	$11.06	-
Greens Fees	3,852,264	43.6%	4,022,373	44.0%	4,198,436	44.4%	4,380,661	44.8%
Initiation Fees	-	-	-	-	-	-	-	-
Annual Member Fees	700,231	7.9%	717,737	7.8%	735,681	7.8%	754,073	7.7%
Cart Rental Fees	1,265,534	14.3%	1,270,942	13.9%	1,276,464	13.5%	1,282,102	13.1%
Driving Range Fees	315,985	3.6%	327,044	3.6%	338,491	3.6%	350,338	3.6%
Food & Beverage Sales	1,474,595	16.7%	1,526,206	16.7%	1,579,623	16.7%	1,634,910	16.7%
Pro Shop Sales	947,954	10.7%	981,132	10.7%	1,015,472	10.7%	1,051,013	10.8%
Other	288,267	3.3%	298,356	3.3%	308,798	3.3%	319,606	3 3%
Total Income	8,844,829	100.0%	9,143,790	100.0%	9,452,965	100.0%	9,772,703	100.0%
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course Maintenance	1,671,872	36.7%	1,722,028	36.3%	1,773,689	35.9%	1,826,900	35.6%
Golf Cart	124,571	4.1%	128,308	4.1%	132,157	4.1%	136,122	4.1%
Driving Range	-	-	-	-	-	-	-	-
Food and Beverage	1,327,135	90.0%	1,373,585	90.0%	1,421,661	90.0%	1,471,419	90.0%
Pro Shop	1,042,749	110.0%	1,079,245	110.0%	1,117,019	110.0%	1,156,115	110.0%
Other	-	-	-	-	-	-	-	-
Total Departmental Costs	4,166,328	47.1%	4,303,167	47.1%	4,444,526	47.0%	4,590,555	47.0%
UNDISTRIBUTED EXPENSES:								
Administrative & General	574,914	6.5%	594,346	6.5%	614,443	6.5%	635,226	6.5%
Management Fees	309,569	3.5%	320,033	3.5%	330,854	3.5%	342,045	3.5%
Marketing & Promotion	398,017	4.5%	411,471	4.5%	425,383	4.5%	439,772	4.5%
Professional Fees	22,112	0.3%	22,859	0.3%	23,632	0.3%	24,432	0.3%
Repairs & Maintenance	176,897	2.0%	182,876	2.0%	189,059	2.0%	195,454	2.0%
Utilities	154,785	1.8%	160,016	1.8%	165,427	1.8%	171,022	1.8%
Total Undistributed Expenses	1,636,293	18.5%	1,691,601	18.5%	1,748,798	18.5%	1,807,950	18.5%
COST OF OPERATIONS	3,042,208	34.4%	3,149,022	34.4%	3,259,640	34.5%	3,374,198	34.5%
FIXED CHARGES:								
Property Insurance	98,958	1.1%	102,303	1.1%	105,762	1.1%	109,339	1.1%
RE & Personal Property Taxes	145,333	1.6%	149,693	1.6%	154,183	1.6%	158,809	1.6%
Maintenance Facility Lease (C)	43,709	0.5%	45,020	0.5%	46,371	0.5%	47,762	0.5%
Reserves for Replacement	265,345	3.0%	274,314	3.0%	283,589	3.0%	293,181	3 0%
Total Fixed Charges	553,344	6.3%	571,329	6.2%	589,905	6.2%	609,091	6 2%
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$2,488,863	28.1%	$2,577,692	28.2%	$2,669,735	28.2%	$2,765,107	28.3%

(A) Represents ratio to total revenue, except for departmental costs & expenses, which are shown as a ratio to its related department revenue.
(B) Other charges include interest expense, depreciation, amortization, and income taxes.

SOURCE: Hotel and Club Associates, Inc.

INCOME AND EXPENSE PROJECTIONS

FILE: Ocean / Sea Marsh Fin 2003
OCEAN / SEA MARSH GOLF COURSES
"At Stabilization"

OCEAN / SEA MARSH GOLF COURSES
INCOME AND EXPENSE PROJECTIONS

	YEAR 5		YEAR 6		YEAR 7		YEAR 8	
	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio	$ Amount	% Ratio
OPERATING STATISTICS:								
Public Golf Rounds(18-Hole Equiv.)	72,000		72,000		72,000		72,000	-
Public Green Fees	$63.46	-	$66.17	-	$68.98	-	$71.88	-
Average Member Fees Per Round	$33.61		$34.45		$35.31		$36.19	
Member Golf Rounds	23,000		23,000		23,000		23,000	-
Average Net Golf Initiation Fees	-	-	-	-	-	-	-	-
Average Annual Golf Dues	-	-	-	-	-		-	-
Cart Fees	$13.56	-	$13.62	-	$13.68	-	$13.75	-
Driving Range Fees	$3.82	-	$3.95	-	$4.09	-	$4.23	-
Food & Beverage Sales	$17.81	-	$18.44	-	$19.08	-	$19.75	-
Pro Shop Sales	$11.45	-	$11.85	-	$12.27	-	$12.70	-
Greens Fees	4,569,265	45.2%	4,764,469	45.6%	4,966,505	46.0%	5,175,613	46.4%
Initiation Fees	-	-	-	-	-	-	-	-
Annual Member Fees	772,924	7.7%	792,247	7.6%	812,054	7.5%	832,355	7.5%
Cart Rental Fees	1,287,858	12.7%	1,293,735	12.4%	1,299,735	12.0%	1,305,862	11.7%
Driving Range Fees	362,600	3.6%	375,291	3.6%	388,426	3.6%	402,021	3.6%
Food & Beverage Sales	1,692,131	16.7%	1,751,356	16.8%	1,812,653	16.8%	1,876,096	16.8%
Pro Shop Sales	1,087,799	10.8%	1,125,872	10.8%	1,165,277	10.8%	1,206,062	10.8%
Other	330,793	3.3%	342,370	3.3%	354,353	3.3%	366,756	3.3%
Total Income	10,103,369	100.0%	10,445,340	100.0%	10,799,004	100.0%	11,164,765	100.0%
DEPARTMENTAL COSTS & EXPENSES: (A)								
Golf Course Maintenance	1,881,707	35.2%	1,938,158	34.9%	1,996,303	34.5%	2,056,192	34.2%
Golf Cart	140,206	4.1%	144,412	4.1%	148,744	4.1%	148,744	4.0%
Driving Range	-	-	-	-	-	-	-	-
Food and Beverage	1,522,918	90.0%	1,576,220	90.0%	1,631,388	90.0%	1,688,487	90.0%
Pro Shop	1,196,579	110.0%	1,238,459	110.0%	1,281,805	110.0%	1,326,668	110.0%
Other	-	-	-	-	-	-	-	-
Total Departmental Costs	4,741,410	46.9%	4,897,249	46.9%	5,058,240	46.8%	5,220,091	46.8%
UNDISTRIBUTED EXPENSES:								
Administrative & General	656,719	6.5%	678,947	6.5%	701,935	6.5%	725,710	6.5%
Management Fees	353,618	3.5%	365,587	3.5%	377,965	3.5%	390,767	3.5%
Marketing & Promotion	454,652	4.5%	470,040	4.5%	485,955	4.5%	502,414	4.5%
Professional Fees	25,258	0.3%	26,113	0.3%	26,998	0.3%	27,912	0.3%
Repairs & Maintenance	202,067	2.0%	208,907	2.0%	215,980	2.0%	223,295	2.0%
Utilities	176,809	1.8%	182,793	1.8%	188,983	1.8%	195,383	1.8%
Total Undistributed Expenses	1,869,123	18.5%	1,932,388	18.5%	1,997,816	18.5%	2,065,481	18.5%
NET COST OF OPERATIONS	3,492,836	34.6%	3,615,703	34.6%	3,742,948	34.7%	3,879,192	34.7%
FIXED CHARGES:								
Property Insurance	113,039	1.1%	116,865	1.1%	120,821	1.1%	124,914	1.1%
RE & Personal Property Taxes	163,573	1.6%	168,480	1.6%	173,535	1.6%	178,741	1.6%
Maintenance Facility Lease (C)	49,195	0.5%	50,671	0.5%	52,191	0.5%	53,757	0.5%
Reserves for Replacement	303,101	3.0%	313,360	3.0%	323,970	3.0%	334,943	3.0%
Total Fixed Charges	628,908	6.2%	649,376	6.2%	670,517	6.2%	692,354	6.2%
INCOME AFTER RESERVES BUT BEFORE OTHER CHARGES (B)	$2,863,929	28.3%	$2,966,326	28.4%	$3,072,431	28.5%	$3,186,838	28.5%

Note: *(A) Represents ratio to total revenue, except for departmental costs & expenses, which are shown as a ratio to its related department revenue.*
(B) Other charges include interest expense, depreciation, amortization, and income taxes.

SOURCE: Hotel and Club Associates, Inc.

"At Stabilization"

DISCOUNTED CASH FLOW

Year	Annual Cash Flow		Discount Factor at 13.0%		Present Value
1	$2,488,863	X	0.8849558	=	$2,202,534
2	$2,577,692	X	0.7831467	=	$2,018,711
3	$2,669,735	X	0.6930502	=	$1,850,260
4	$2,765,107	X	0.6133187	=	$1,695,892
5	$2,863,929	X	0.5427599	=	$1,554,426
6	$2,966,326	X	0.4803185	=	$1,424,782
7	$3,072,431	X	0.4250606	=	$1,305,969
8	$3,186,838				
			Net Present Value		$12,052,574
			Plus Reversion		$12,068,249
			Indicated Value		$24,120,823

Calculation of Reversion

8th Year Cash Flow	$3,186,838
Capitalized	11.00%
Resale Price	$28,971,254
Less: Selling Costs	$579,425
Reversion	$28,391,829
Times 7th Year Disc. Factor	0.425061
Present Value of Reversion	$12,068,249

Year	Annual Cash Flow		Discount Factor at 14.0%		Present Value
1	$2,488,863	X	0.877193	=	$2,183,214
2	$2,577,692	X	0.7694675	=	$1,983,451
3	$2,669,735	X	0.6749715	=	$1,801,995
4	$2,765,107	X	0.5920803	=	$1,637,185
5	$2,863,929	X	0.5193687	=	$1,487,435
6	$2,966,326	X	0.4555865	=	$1,351,418
7	$3,072,431	X	0.3996373	=	$1,227,858
8	$3,186,838				
			Net Present Value		$11,672,536
			Plus Reversion		$11,346,435
			Indicated Value		$23,018,970

Calculation of Reversion

8th Year Cash Flow	$3,186,838
Capitalized	11.00%
Resale Price	$28,971,254
Less: Selling Costs	$579,425
Reversion	$28,391,829
Times 7th Year Disc. Factor	0.399637
Present Value of Reversion	$11,346,435

Year	Annual Cash Flow		Discount Factor at 15.0%		Present Value
1	$2,488,863	X	0.8695652	=	$2,164,229
2	$2,577,692	X	0.7561437	=	$1,949,106
3	$2,669,735	X	0.6575162	=	$1,755,394
4	$2,765,107	X	0.5717532	=	$1,580,959
5	$2,863,929	X	0.4971767	=	$1,423,879
6	$2,966,326	X	0.4323276	=	$1,282,425
7	$3,072,431	X	0.375937	=	$1,155,040
8	$3,186,838				
			Net Present Value		$11,311,032
			Plus Reversion		$10,673,540
			Indicated Value		$21,984,572

Calculation of Reversion

8th Year Cash Flow	$3,186,838
Capitalized	11.00%
Resale Price	$28,971,254
Less: Selling Costs	$579,425
Reversion	$28,391,829
Times 7th Year Disc. Factor	0.375937
Present Value of Reversion	$10,673,540

SOURCE: Hotel & Club Associates, Inc.

Using the same method of analysis, we have estimated the stabilized subject property values as follows:

Calculation of Reversionary Value

8th Year Net Operating Income	$3,186,838
Divided by Terminal Capitalization Rate	÷ 0.11
	$28,971,254
Less Estimate of Sales Costs (2%)	$579,425
Estimated Reversionary Value	$28,391,829

The results of this discounted cash flow analysis indicates an "at stabilization" range of values as follows:

	13.0%	14.0%	15.0%
Indicated Value by Discounted Cash Flow	$24,120,823	$23,018,970	$21,984,572

The central discount rate of 14% is considered to most representative of the subject value. The subject "at stabilization" value is best estimated to be: $23,018,970, rounded to $23,000,000.

As a check, we have considered the overall capitalization rates reflected from recent sales as well as the results of the investor surveys. We believe the discounted cash flow analysis is far more appropriate for an investment, such as the subject property, but traditionally the overall capitalization rate is considered. The following chart summarizes the overall rates derived from recent club sales.

Table 6: Most Comparable Golf Sales

					Price Per						
CLUB	Location	Sale Date	Sale Price	# of Holes	Acre	Hole	Yard	Round	Exp.	GIM	OAR
Oyster Reef	Hilton Head, SC	Mar-00	$7,100,000	18	$37,852	$394,444	$1,018	$222	-	-	-
Black Bear (fmr Myrtle West)	N. Myrtle Beach, SC	Sep-00	$4,100,000	18	$20,896	$227,778	$604	$89	76.8%	2.62	8.88%
River Club	North Augusta, SC	Oct-02	$4,745,000	18	$19,310	$263,611	$693	$128	-	-	-
Golf Club of Georgia	Alpharetta, GA	Jul-01	$23,500,000	36	$49,030	$652,778	$1,681	$603	75.0%	2.30	10.85%
Hyatt Bear Creek	Grapevine, TX	Feb-00	$16,000,000	36	$47,761	$444,444	$2,399	$213	74.0%	2.96	11.40%
Hamilton Mill	Dacula, GA	Nov-00	$9,000,000	18	$45,000	$500,000	$1,319	$290	71.0%	2.42	12.01%
Southerness	Stockbridge, GA	Mar-00	$3,500,000	18	$21,037	$194,444	$517	$106	70.0%	2.50	12.00%
Pine Lakes	Myrtle Beach, SC	Jul-01	$10,000,000	18	$74,129	$555,556	$1,492	$286	-	2.86	-
Bear Creek Golf Course	Westminster, MD	Mar-00	$3,665,000	18	$29,556	$203,611	$580	$113	63.2%	3.29	11.17%
The Crossings	Glen Allen, VA	Sep-02	$5,200,000	18	$40,000	$288,889	$779	$95	62.2%	2.62	14.41%
Hell's Point	Virginia Beach, VA	Aug-00	$8,200,000	18	$45,810	$455,556	$1,212	$182	61.8%	3.26	11.73%
White Columns	Alpharetta, GA	Feb-01	$18,000,000	18	$75,000	$1,000,000	$2,552	$450	60.0%	3.60	11.11%
Mid-South (fmr Plantation)	Pinehurst, NC	Aug-02	$10,200,000	18	$34,822	$566,667	$1,432	$408	-	-	-
High			$23,500,000	36	$75,000	$1,000,000	$2,552	$603	76.8%	3.60	14.41%
Averages			$9,477,692	21	$41,554	$442,137	$1,252	$245	68.2%	2.84	11.51%
Low			$3,500,000	18	$19,310	$194,444	$517	$89	60.0%	2.30	8.88%
Ocean / Sea Marsh	Hilton Head, SC	Jun-03	$23,000,000	36	$109,472	$638,889	$1,714	$242	71.9%	2.60	10.81%

US Golf Market Investor Surveys: Capitalization Rates - Going In


25.00%
20.00%
15.00%
10.00%
5.00%
0.00%

	Low	Average	High
■ CBRE Q1 2001	9.50%	11.40%	13.00%
■ PWC Fall 2001	5.00%	11.10%	20.00%
□ CBRE Q1 2002	9.50%	10.73%	12.00%
▩ PWC Sp 2002	6.00%	11.00%	22.00%
□ PWC Fall 2002	5.67%	11.10%	23.10%

CBRE Q1 2001: CB Richard Ellis, 1st Quarter 2001 Golf Investor Survey
PWC Fall 2001: PriceWaterhouseCoopers Fall 2001 Financing & Investment Survey
CBRE Q1 2002: CB Richard Ellis, 1st Quarter 2002 Golf Investor Survey
PWC Sp 2002: PriceWaterhouseCoopers Spring 2002 Financing & Investment Survey
PWC Fall 2002: PriceWaterhouseCoopers Fall 2002 Financing & Investment Survey

Table Six shows club sales OAR's range from 8.88% to 14.41% with a mean OAR of 11.51%. Another basis of the comparison is the "going in" OAR indications in the investor surveys. The results of these national surveys are illustrated on the facing page. The "going in" OARs reported by CB Richard Ellis in their first quarter 2002, averaged 10.73%, and reported a range of 9.5% to 12.0%. In the Spring 2002 PWC survey, the "going in" capitalization rates have a mean of 11.0%, while the low was 6.0% and the high was 22.0%. The Fall 2002 PWC survey showed a low of 5.67% and a high of 23.1%, indicating a mean of 11.1%.

In the preceding analysis, the first year stabilized net operating income is estimated to be $2,488,863. The subject stabilized value indication by the discounted cash flow analysis is $23,018,970. Therefore, the implied overall capitalization rate for the subject property is 10.81% in the first stabilized year of the at stabilization analysis. This implied capitalization rate seems consistent with the most comparable sales shown on Table Six in the Sales Comparison Approach.

Sales Comparison Approach

While all the approaches used in this appraisal report are market oriented, the Sales Comparison Approach involves a comparison of the subject property with other golf properties, which have recently sold. We have considered a number of the physical units of comparison such as the price per acre, price per hole and price per yard. In the economic analysis of the club, we have considered the subject as it is operated as a for profit club. This simulates the economic analyses an investor would perform when considering purchasing a club like the subject. The economic indicators include the price per round and the gross income multiplier. The following analysis consists of a set of discussions about the subject property viewing it from a physical and an economic perspective.

There are a limited number of golf courses in any community. Therefore, relatively few courses are sold. Furthermore, both buyers and sellers are extremely guarded in their statements concerning the details of sales. A concentrated effort to gather as much information as possible has been made, but some information could not be obtained. We have converted non-marketing financing sales to cash equivalent values when necessary. These sales reflect, "typical market financing" as of the date of sale. We have utilized the methodology for cash equivalence outlined in The Appraisal of Real Estate, 12th Edition, published by the Appraisal Institute. This technique produces a present value of financing by (1) discounting the monthly payments (actual) at the "market" rate over the "typical" loan term, (2) plus the present worth of the loan balance at the end of the typical term discounted at the market interest rate. The equity is added to the present value of the financing for a total cash equivalent price.

Golf properties are usually bought and sold on the basis of economic considerations such as rounds history and expectancy, revenues and expenses of operation and net income. Buyers are investing in an income stream. The design, condition, and quality of the property are important, but primarily as they facilitate the attraction of income and the control of expenses. Obviously, the higher the quality of a property, the more it is worth, but only because it will produce higher income, from green fees and/or dues.

The basic statistical measures used in the following analysis consist of the median, mean, and the standard deviation. The median is a measure of central tendency and is that central number on a scale of values at which half the values are higher and half are lower. Its value, relative to the sample, is uninfluenced by the extremes of either end.

TABLE 1 - NATIONAL SALES
GOLF PROPERTY SALES SUMMARY CHART

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	# Mbrs.	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Price/ Mbr.	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	GFM	OAR	AVG GIM	AVG GFM	AVG OAR
Chase Oaks	TX	28-Aug-89	D	260	27	6811	60000		$4,600,000	$17,692	$170,370	$675	$77		$2,341,800	$2,159,624	$1,684,230	71.9%	$657,570	1.96	2.13	14.30%			
Riverside Golf Course	TX	01-Feb-90	D	259.4	18	7025	50000		$4,200,000	$16,194	$233,333	$598	$84		$2,096,500	$2,000,000	$1,311,875	62.6%	$784,625	2.00	2.10	18.68%			
Indian Hills	TN	18-May-90	D	175.8	18	6486	38500		$3,000,000	$17,065	$166,667	$463	$78												
Willbrook Country Club	SC	07-Dec-90	D	218	18	6674	35000		$4,850,000	$22,248	$269,444	$727	$139			$1,263,020					3.84				
Lacuna Country Club	FL	27-Dec-90	D	183	18	6428	49000		$3,040,000	$16,612	$168,889	$473	$62		$1,700,000		$1,300,000	76.5%	$400,000	1.79		13.16%			
Cedar Creek	SC	03-May-91	D	175	18	7210			$2,200,000	$12,571	$122,222	$305													
Westwood Golf Club	NJ	18-Jun-91	D	120	18	5931	40000		$3,275,000	$27,292	$181,944	$552	$82		$800,000		$550,000	68.8%	$250,000	4.09		7.63%			
Brown Acres	TN	01-Aug-91	D	146	18	6305	40000		$1,585,000	$10,856	$88,056	$251	$40												
Rolling "S" Golf Course	SC	01-Sep-91	D	171	18	6410	15000		$1,150,000	$6,725	$63,889	$179	$77		$370,000					3.11					
Fox Creek Golf Club, Inc	SC	20-Sep-91	D	261.6	18	6860	43432		$2,800,000	$10,702	$155,556	$408	$64		$754,000		$340,000	45.1%	$414,000	3.71		14.79%			
Foxwood Golf Club	NC	01-Nov-91	D	185	18	6175	29000		$1,300,000	$7,027	$72,222	$211	$45		$400,000	$330,000	$230,000	57.5%	$170,000	3.25	3.94	13.08%			
Goose Creek Golf Club	VA	01-Jun-92	D	110	18	6835	48612		$4,550,000	$41,364	$252,778	$666	$94		$1,564,000	$756,403	$959,000	61.3%	$605,000	2.91	6.02	13.30%			
Oak Point (Hope Plantation)	SC	25-Jul-92	D	100	18	6759	20000		$1,650,000	$16,500	$91,667	$244	$83												
Hunters Creek Country Club	FL	01-Jan-93	D	187	18	7432	57415		$7,300,000	$39,037	$405,556	$982	$127		$1,750,000	$1,613,360	$1,166,000	66.6%	$584,000	4.17	4.52	8.00%			
Prince George Golf Course	VA	01-Jan-93	D	148	18	6833	31000		$2,500,000	$16,892	$138,889	$366	$81		$662,000	$615,763	$363,000	54.8%	$299,000	3.78	4.06	11.96%			
Reston South Golf Course	VA	31-Mar-93	D	192	18	6855	50000		$5,700,000	$29,688	$316,667	$832	$114												
Broken Woods Country Club	FL	10-Jun-93	D	105	18	6281	55000		$2,600,000	$24,762	$144,444	$414	$47		$1,200,000	$1,200,000	$720,000	60.0%	$480,000	2.17	2.17	18.46%			
Brookstone Golf & CC	GA	01-Jun-94	D	188.1	18	6815	32000		$4,300,000	$22,855	$238,889	$631	$134												
Myrtle West Golf Course	SC	20-Dec-93	D	140	18	6555	50000		$4,350,000	$31,071	$241,667	$664	$87		$1,350,000		$877,500	65.0%	$472,500	3.22		10.86%			
Yorktowne Golf Course	MD	01-Jan-94	D	123	18	5963	35000		$2,250,000	$18,293	$125,000	$377	$64												
Stonehenge Golf Course	TN	19-Aug-94	D	162	18	6500	32000		$4,300,000	$26,543	$238,889	$662	$134		$1,800,000	$1,440,000	$1,300,000	72.2%	$500,000	2.39	2.99	11.63%			
The Crossings	VA	01-Dec-94	D	140	18	6619	40000		$4,850,000	$34,643	$269,444	$733	$121		$1,710,000		$1,195,000	69.9%	$515,000	2.84		10.62%			
Brookwood	VA	15-Feb-95	D	179.5	18	6557	29000		$2,500,000	$13,928	$138,889	$381	$86		$850,000	$765,000	$500,000	58.8%	$350,000	2.94	3.27	14.00%			
Honey Bee Golf Club	VA	01-Apr-95	D	169.2	18	6005	45000	200	$5,500,000	$32,497	$305,556	$916	$122		$1,400,000	$1,200,000	$800,000	57.1%	$600,000	3.93	4.58	10.91%			
Tallwood Golf Course	CT	10-Jul-95	D	192.6	18	6366	38000		$4,650,000	$24,145	$258,333	$730	$122		$1,320,000	$750,000	$900,000	68.2%	$420,000	3.52	6.20	9.03%			
Buck Creek Golf Course	SC	09-Sep-95	D	422.4	27	10171	77000		$9,000,000	$21,307	$333,333	$885	$117			$1,900,000					4.74				
Glenwood Golf Club	VA	01-Dec-95	D	124.6	18	6464	50000	50	$4,500,000	$36,116	$250,000	$696	$90		$1,471,900	$760,200	$944,900	64.2%	$527,000	3.06	5.92	11.71%			
The Lakes (formerly Confederate Hills	VA	27-Dec-95	D	186	18	6504	37000		$2,000,000	$10,753	$111,111	$308	$54		$600,000	$552,486	$365,000	60.8%	$250,000	3.33	3.62	12.50%			
Little River Farm Golf Club	NC	17-Apr-96	D	198.3	18	6931			$5,000,000	$25,221	$277,778	$721													
Foster Country Club	RI	01-Jun-96	D	162.1	18	6187	33000	120	$3,000,000	$18,508	$166,667	$485	$91	$25,000	$1,253,000	$660,300	$883,200	70.5%	$369,800	2.39	4.54	12.33%			
Pine Knolls Golf Course	NC	30-Jun-96	D	149.9	18	6287	38000		$1,860,000	$12,406	$103,333	$296	$49		$925,000		$625,000	67.6%	$300,000	2.01		16.13%			
Nashboro Village Golf Club	TN	03-Jul-96	D	165.2	18	6887	50000		$3,850,000	$23,312	$213,889	$559	$77												
Colonial Charters	SC	10-Jul-96	D	203.2	18	6769	43000	100	$4,980,000	$24,508	$276,667	$736	$116	$49,800	$1,725,000	$1,250,000				2.89	3.98				
Lake Arbor Country Club	MD	01-Oct-96	D	120	18	6406			$3,100,000	$25,833	$172,222	$484											2.98	4.04	12.65%
Foxfire	NC	01-Feb-90	S	328	36	13590	55000		$3,500,000	$10,671	$97,222	$258	$64			$1,320,755					2.65				
Canterbury Golf Club	GA	01-Mar-90	S	144	18	6100			$6,600,000	$45,833	$366,667	$1,082													
Deer Run Golf Course	NC	01-Mar-90	S	111	18	6454	14200		$700,000	$6,306	$38,889	$108	$49		$210,000	$200,000	$141,000	67.1%	$69,000	3.33	3.50	9.86%			
Whispering Woods	NC	15-Jun-90	S	160	18	6172	23500		$1,425,000	$8,906	$79,167	$231	$61			$317,372					4.49				
Seabrook Island Resort	SC	01-Jul-90	S	300	36	13429	50000		$10,000,000	$33,333	$277,778	$745	$200		$2,000,000	$2,049,180	$1,100,000	55.0%	$900,000	5.00	4.88	9.00%			
Lochmere	NC	01-Aug-90	S	167.4	18	6850	38000		$2,775,000	$16,582	$154,167	$405	$73		$1,100,000	$569,815	$660,000	60.0%	$440,000	2.52	4.87	15.86%			
Topsail Greens	NC	01-Sep-90	S	108	18	6331	36500		$1,500,000	$13,889	$83,333	$237	$41			$619,835					2.42				
Shalimar Point Golf & CC	FL	17-Oct-90	S	160	18	6760	55000		$3,650,000	$22,813	$202,778	$540	$66		$1,500,000	$1,050,000	$1,025,000	68.3%	$475,000	2.43	3.48	13.01%			
Litchfield CC & River Club GC	SC	07-Dec-90	S	243	36	13543	75000		$7,074,049	$29,111	$196,501	$522	$94		$2,761,506	$1,108,538	$1,576,546	57.1%	$1,184,960	2.56	6.38	16.75%			
Great Bay Resort & Country Club	NJ	31-Jan-91	S	151	18	6750	28000		$5,500,000	$36,424	$305,556	$815	$196												
Long Bay Club	SC	22-Feb-91	S	190	18	7021	40000		$6,376,000	$33,558	$354,222	$908	$159		$1,664,290	$1,597,995	$799,872	48.1%	$864,418	3.83	3.99	13.56%			
Tiger Point Golf & Country Club	FL	28-Feb-91	S	365	36	13912	80000	700	$7,650,000	$20,959	$212,500	$550	$96	$10,929	$2,700,000	$2,965,116	$1,900,000	70.4%	$800,000	2.83	2.58	10.46%			
Deer Run Golf Course	FL	30-Mar-91	S	126	18	6493	64000	140	$4,500,000	$35,714	$250,000	$693	$70	$32,143	$1,600,000		$1,000,000	62.5%	$600,000	2.81		13.33%			
Sabal Point Country Club	FL	10-Apr-91	S	164	18	6600	56000	400	$5,500,000	$33,537	$305,556	$833	$98	$13,750	$1,943,500	$1,120,162	$1,338,500	68.9%	$605,000	2.83	4.91	11.00%			
Wedgefield Plantation	SC	22-Aug-91	S	180.1	18	7077	20000		$2,250,000	$12,496	$125,000	$318	$113			$569,620					3.95				
Dunes West	SC	06-Nov-91	S	150	18	6871	30000		$1,800,000	$12,000	$100,000	$262	$60			$540,541					3.33				
Links O'Tryon	SC	20-Dec-91	S	248	18	6728	29000		$2,398,000	$9,669	$133,222	$356	$83			$754,000					3.18				
Oriole Golf Club	FL	01-Jan-92	S	100.5	18	3641	75000	400	$1,200,000	$11,937	$66,667	$330	$16	$3,000	$1,500,000	$1,400,000				0.80	0.86				
Forest Lakes Golf Club	FL	01-Jan-92	S	103	18	5500	55000	225	$3,500,000	$33,981	$194,444	$636	$64	$15,556	$1,000,000		$635,000	63.5%	$365,000	3.50		10.43%			
Camino Del Mar Country Club	FL	01-Mar-92	S	142	18	6668	60000	260	$4,109,000	$28,937	$228,278	$616	$68	$15,804	$1,400,000	$1,345,000				2.94	3.06				
Honey Creek Country Club	GA	01-Apr-92	S	133	18	6140	34000		$2,850,000	$21,429	$158,333	$464	$84		$1,200,000		$700,000	58.3%	$500,000	2.38		17.54%			
Heron Point Golf Club	SC	15-Apr-92	S	170.5	18	6599	48000		$3,861,000	$22,648	$214,500	$585	$80		$1,152,537		$637,537	55.3%	$515,000	3.35		13.34%			
Carolina Springs	SC	08-Jun-92	S	257.8	27	10068	58500		$3,198,000	$12,404	$118,444	$318	$55		$1,310,000	$1,023,750	$915,000	69.8%	$395,000	2.44	3.12	12.35%			

TABLE 1 - NATIONAL SALES
GOLF PROPERTY SALES SUMMARY CHART

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	# Mbrs.	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Price/ Mbr.	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	GFM	OAR	AVG GIM	AVG GFM	AVG OAR
Uwharrie Golf Club	NC	15-Jul-92	S	238	18	6240	18300		$1,100,000	$4,622	$61,111	$176	$60		$330,000					3.33					
Cypress Point Country Club	VA	19-Oct-92	S	125	18	6740	33064	403	$4,500,000	$36,000	$250,000	$568	$136	$11,166	$1,500,000		$1,050,000	70.0%	$450,000	3.00		10.00%			
Westport Golf Club	NC	16-Oct-92	S	167.1	18	6805	39200		$3,650,000	$21,841	$202,778	$536	$93		$970,500	$607,600	$461,500	47.6%	$509,000	3.76	6.01	13.95%			
Quail Ridge Golf Club	NC	01-Feb-93	S	120	18	6875	27700		$1,850,000	$15,417	$102,778	$269	$67		$673,500	$411,500	$454,600	67.5%	$218,900	2.75	4.50	11.83%			
Nags Head Golf Links	NC	01-Feb-93	S	135	18	6126	31000	118	$6,000,000	$44,444	$333,333	$979	$194	$50,847	$2,216,066	$1,600,000	$1,416,066	63.9%	$800,000	2.71	3.75	13.33%			
River's Bend	VA	05-Feb-93	S	186	18	6671	25000		$3,000,000	$16,129	$166,667	$450	$120		$897,750		$600,000	66.8%	$297,750	3.34		9.93%			
Ekana Golf and Country Club	FL	26-Feb-93	S	107	18	6683	44000	160	$3,800,000	$35,514	$211,111	$569	$86	$23,750	$1,221,593	$780,000	$952,481	78.0%	$269,111	3.11	4.87	7.08%			
Arrowhead Golf & Sports Club	FL	01-Apr-93	S	133	18	6506	55000		$2,450,000	$18,421	$136,111	$377	$45												
Holly Hills Country Club	MD	28-May-93	S	154.8	18	6813	16000	200	$3,841,000	$24,813	$213,389	$564	$240	$19,205	$1,105,368	$1,098,591	$686,970	62.1%	$418,398	3.47	3.50	10.89%			
Birkdale Golf Club	VA	08-Dec-93	S	175	18	6544	36000	100	$3,400,000	$19,429	$188,889	$520	$94	$34,000	$1,250,000	$792,500	$875,000	70.0%	$375,000	2.72	4.29	11.03%			
The Links at Wild Dunes	SC	20-Dec-93	S	127.6	18	6722			$8,250,000	$64,645	$458,333	$1,227			$2,627,778	$1,190,476	$1,563,528	59.5%	$1,064,250	3.14	6.93	12.90%			
Southland Country Club	GA	31-Mar-94	S	217.8	18	6800	40000		$3,851,000	$17,681	$213,944	$566	$96		$1,454,153		$1,043,573	71.8%	$410,580	2.65		10.66%			
Kiln Creek Golf Course	VA	29-Apr-94	S	234	18	6889	40000		$6,340,000	$27,094	$352,222	$920	$159												
Port Royal & Shipyard Plantations	SC	08-Jul-94	S	718	81	29763	191000	380	$35,000,000	$48,747	$432,099	$1,176	$183	$92,105	$11,690,085		$7,757,831	66.4%	$3,932,254	2.99		11.24%			
Goshen Plantation Country Club	MD	30-Sep-94	S	150	18	6902	48000		$3,547,000	$23,647	$197,056	$514	$74		$1,235,000		$815,000	66.0%	$420,000	2.87		11.84%			
Range End Country Club	MD	03-Jan-95	S	130	18	6128	35000	300	$2,608,200	$20,063	$144,900	$426	$75	$8,694											
Cat Island Golf Club	SC	21-Feb-95	S	117.8	18	6518	24000	143	$1,700,000	$14,437	$94,444	$261	$71	$11,888	$625,000					2.72					
Holland Golf Club	NY	01-Apr-95	S	196.3	18	6848	25800		$3,750,000	$19,107	$208,333	$548	$145		$2,618,000				$377,000	1.43		10.05%			
CC of Franklin (formerly Carnton CC)	TN	10-Jun-95	S	150	18	6543	20000	450	$2,200,000	$14,667	$122,222	$336	$110	$4,889											
Northgreen Country Club	NC	14-Jun-95	S	198	18	7122	10000		$2,250,000	$11,364	$125,000	$316	$225												
Potomac Country Club	MD	01-Mar-96	S	121.1	18	7000			$3,907,500	$32,269	$217,083	$558													
Radisson Greens Golf Club	NY	01-Mar-96	S	157.9	18	7010	22000	235	$3,200,000	$20,272	$177,778	$456	$145	$13,617	$914,800	$520,000	$566,700	61.9%	$358,100	3.50	6.15	11.19%			
Lockwood Folly Country Club	NC	01-May-96	S	121.1	18	6836	38000		$3,500,000	$28,902	$194,444	$512	$92		$1,380,000		$1,020,000	73.9%	$360,000	2.54		10.29%			
Hickory Hill Country Club	NC	08-May-96	S	200	18	6543	15000	27	$750,000	$3,750	$41,667	$115	$50	$27,778	$506,500	$303,000	$379,600	74.9%	$101,900	1.48	2.48	13.59%			
Hampden Country Club	MA	11-Jun-96	S	305	18	6833	28333	191	$3,400,000	$11,148	$188,889	$498	$120	$17,801	$1,400,000	$620,000	$1,050,000	75.0%	$350,000	2.43	5.48	10.29%			
West Winds Country Club	MD	01-Dec-96	S	110.4	18	6482	20000		$3,200,000	$28,986	$177,778	$494	$160												
Deercroft Golf & Country Club	NC	01-May-97	S	105.6	18	6745	30200	150	$1,500,000	$14,205	$83,333	$222	$50	$10,000	$592,700	$305,000	$287,700	48.5%	$283,000	2.53	4.92	18.87%	2.86	4.09	12.32%
Port Armor	GA	01-May-90	P	140	18	6924			$5,800,000	$41,429	$322,222	$838													
Patterson Greens Country Club	MD	01-Sep-90	P	194.5	18	6465	40000		$2,985,000	$15,349	$165,833	$462	$75		$2,215,589	$800,268	$1,629,085	73.5%	$586,504	1.35		19.65%			
Whitewater Creek Country Club	GA	01-Sep-90	P	210	18	6739	19200		$3,000,000	$14,286	$166,667	$445	$156			$441,826									
Thornblade Country Club	SC	01-Sep-90	P	153	18	6600	26000	450	$7,000,000	$45,752	$388,889	$1,061	$269	$15,556		$1,428,571					4.90				
Woodside Plantation	SC	27-Dec-90	P	500	36	14286	65000		$6,800,000	$13,600	$188,889	$476	$105		$2,750,000	$1,789,474				2.47					
Brookfield Country Club	GA	01-Jan-91	P	135	18	6872	20000		$3,975,000	$29,444	$220,833	$578	$199		$2,278,085	$660,299	$1,894,169	83.1%	$383,916	1.74	6.02	9.66%			
Eastpointe Golf & Country Club	FL	01-Jan-91	P	131.1	18	6884	30000	402	$4,693,800	$35,803	$260,767	$682	$156	$11,676											
Hackberry Creek	TX	19-Feb-91	P	172	18	7013	32000		$3,100,000	$18,023	$172,222	$442	$97		$2,432,060	$1,441,860	$1,976,688	81.3%	$455,372	1.27		14.69%			
Cobb's Glen Country Club	SC	01-Apr-91	P	150	18	6987	20000		$1,888,000	$12,587	$104,889	$270	$94		$1,095,000		$799,500	73.0%	$295,500	1.72		15.65%			
Walden Lakes Country Club	FL	01-Apr-91	P	200	18	7000	50000	650	$4,500,000	$22,500	$250,000	$643	$90	$6,923	$2,694,610		$1,857,610	68.9%	$837,000	1.67		18.60%			
ElDorado Country Club	TX	02-Apr-91	P	159	18	6625	30000		$3,200,000	$20,126	$177,778	$483	$107		$1,774,344	$898,876	$1,259,615	71.0%	$514,729	1.80		16.09%			
Sunrise Country Club	FL	10-Apr-91	P	351	36	13922	120000	800	$7,500,000	$21,368	$208,333	$539	$63	$9,375	$4,117,647		$2,542,647	61.7%	$1,575,000	1.82		21.00%			
Sweetwater Country Club	FL	18-Apr-91	P	116.3	18	6204	24000	290	$6,750,000	$58,050	$375,000	$1,088	$281	$23,276											
Broad Bay Country Club	VA	09-May-91	P	113	18	6130	25600		$4,240,000	$37,522	$235,556	$692	$166		$1,215,000		$690,000	56.8%	$525,000	3.49		12.38%			
Southern Trace	LA	01-Jun-91	P	145	18	6900	27500	455	$5,000,000	$34,483	$277,778	$725	$182	$10,989	$3,136,000		$2,811,000	89.6%	$325,000	1.59		6.50%			
Stonebridge Golf & Country Club	FL	01-Jan-92	P	116	18	6401	39000	279	$5,199,600	$44,824	$288,867	$812	$133	$18,637											
Shady Valley Golf Club	TX	02-Jan-92	P	120	18	6500	27500	300	$2,500,000	$20,833	$138,889	$385	$91	$8,333	$2,062,000		$1,778,000	86.2%	$284,000	1.21		11.36%			
Laurel Ridge Country Club	NC	22-Jan-92	P	210	18	6814			$4,300,000	$20,476	$238,889	$631													
Turkey Creek Golf Course	FL	01-Feb-92	P	152.6	18	6570	15000	145	$2,860,000	$18,742	$158,889	$435	$191	$19,724											
Commonwealth National CC	PA	01-Jul-92	P	174.2	18	7045	24000	400	$7,000,000	$40,184	$388,889	$994	$292	$17,500											
Red Fox Country Club	NC	05-Aug-92	P	217	18	7104	20000		$1,200,000	$5,531	$66,667	$169	$60			$415,845									
Tampa Palms Golf & Country Club	FL	30-Dec-92	P	250	18	7004	27890	275	$2,600,000	$10,400	$144,444	$371	$93	$9,455											
Concordia Golf Club	NJ	05-Jan-93	P	142	18	6023	25000		$2,700,000	$19,014	$150,000	$448	$108						$300,000			11.11%			
Brookstone Golf & Country Club	GA	01-Jun-93	P	188.1	18	6815			$4,000,000	$21,261	$222,222	$587													
Providence Country Club	NC	31-Aug-94	P	228.8	18	7008	34000	514	$11,000,000	$48,071	$611,111	$1,570	$324	$21,401	$4,800,000		$4,040,000	84.2%	$760,000	2.29		6.91%			
Weyhill Golf Course	PA	01-Feb-95	P	210.1	18	6859	24000		$5,000,067	$23,799	$277,782	$729	$208												
Brandermill Country Club	VA	08-Mar-95	P	188.4	18	6531	37500	800	$8,350,000	$44,332	$463,889	$1,279	$223	$10,438	$3,427,000	$2,316,000	$2,388,000	69.7%	$1,039,000	2.44	3.61	12.44%			
Brierwood Country Club	NY	01-Jun-95	P	162.6	18	7031	20000	480	$5,400,000	$33,210	$300,000	$768	$270	$11,250	$3,827,600		$3,237,800	84.6%	$589,800	1.41		10.92%			
East Lake Country Club	GA	15-Dec-95	P	177	18	6961	22000	400	$4,500,000	$25,424	$250,000	$646	$205	$11,250	$1,350,000					3.33					
Oronoque Country Club	CT	12-Jan-96	P	162.7	18	6573	28000	427	$5,870,000	$36,079	$326,111	$893	$210	$13,747	$2,974,000		$2,074,500	69.8%	$899,500	1.97		15.32%			
Glastonbury Hills Country Club	CT	01-Feb-96	P	225	18	6338	34000	380	$4,500,000	$20,000	$250,000	$710	$132	$11,842	$2,600,000		$2,150,000	82.7%	$450,000	1.73		10.00%	1.96		13.27%
Sample Size		115	0	115	115	115	106	40	115	115	115	115	106	38	74	54	65	65	67	74.00	48.00	67			

The mean is also a measure of central tendency. It is the mathematical average of the numeric values. All of the values of the sample are included in the mean. It is, therefore, more influenced by the extreme values, particularly within a smaller sample. The median excludes those extremes, and can be more meaningful in a small sample. The mean and median values tend to approximate one another, but view the sample data slightly differently.

The standard deviation is a measure of dispersion. It measures how much the characteristics of the sales typically vary from the mean. A series of numbers representing real estate transactions, which have a small standard deviation, indicates a substantial homogeneity in the minds of buyers and sellers. Conversely, a large standard deviation indicates the opposite.

The variation (high and low range) is calculated by adding and subtracting one standard deviation from the mean value. This eliminates the extremes at either end of the range. The variation range establishes a framework of value for a given property, permits the appropriate placement of the appraised property within this range, and allows for a measurement of predictability of this value by the coefficient of variability.

The search for sales and current listings was limited first to the local market. A few relevant sales were found within the state. Since purchasers of golf properties are motivated by the benefits of owning properties, similar properties in other geographic areas were considered next. The expanded search revealed additional sales that have occurred in the past several years. Although none of the sales are perfect comparables for the subject property, they are the best comparable sales available. The above statistical tools have been used in the analysis of the sales. In order to choose the most reliable predictor of value, we have analyzed the national golf course sales. These sales have occurred across the country and include daily fee, resort, private and semi-private courses. The salient information on the comparable sales is summarized on the sales summary chart on Table 1. The sales are segregated into Daily-Fee, Semi-Private and Private courses.

First a test of the reliability of the various units of comparison has been used to determine the most consistent indicators of value. We have performed linear regressions on the relationships between the price of the various sales and these units of comparison. Linear regressions of sales price versus the number of acres, holes, yards, rounds, gross greens fees and gross income have been performed. In a linear regression, the closer the correlation coefficient (R^2) is to 1 or -1, the closer to linear is the relationship between the two variables analyzed. In other words, the reliability of a linear estimate depends upon how closely the data pairs would, if plotted on a graph, lie in a straight line. The usual measure of this reliability is the correlation coefficient, R. A correlation coefficient close to 1 or -1 indicates that the data pairs (sales price and acres or holes or yards, etc.) lie very close to a

TABLE 2 - REGRESSION ANALYSIS

File: Grace\\C:\My Documents\Excel Documents\Golf1\Currnet Golf Sales Charts\National 7/1/98.xls

Regression Output: Holes vs. Price	
Constant	-3491491.131
Std Err of Y Est	2121762.42
R Squared	0.6376
No. of Observations	115
Degrees of Freedom	113
X Coefficient(s)	392276.7619
Correlation	0.798468592

Regression Output: Rounds vs. Price	
Constant	-351768.591
Std Err of Y Est	2499016.65
R Squared	0.5270
No. of Observations	106
Degrees of Freedom	104
X Coefficient(s)	116.6239836
Correlation	0.725933896

Regression Output: Acres vs. Price	
Constant	-1117559.956
Std Err of Y Est	2589230.05
R Squared	0.4625
No. of Observations	114
Degrees of Freedom	112
X Coefficient(s)	29615.14870
Correlation	0.680076147

Regression Output: Gross Income vs. Price	
Constant	-83588.934
Std Err of Y Est	1627899.14
R Squared	0.8472
No. of Observations	74
Degrees of Freedom	72
X Coefficient(s)	2.578018256
Correlation	0.920460185

Regression Output: Yards vs. Price	
Constant	-3202996.267
Std Err of Y Est	2130994.72
R Squared	0.6344
No. of Observations	115
Degrees of Freedom	113
X Coefficient(s)	1027.716061
Correlation	0.796486682

Regression Output: Greens Fees vs. Price	
Constant	1021521.156
Std Err of Y Est	1457492.47
R Squared	0.5807
No. of Observations	54
Degrees of Freedom	52
X Coefficient(s)	2.874626865
Correlation	0.762023692

SOURCE: Compiled by Hotel & Club Associates, Inc.

straight line. On the other hand, a correlation coefficient close to 0 indicates that the data pairs do not lie close to a straight line; and a linear estimate using this data would not be reliable.

As shown on Table 2, the physical units of comparison (Holes, Acres and Yards) have fairly low R^2 values of 0.6376, .04625, and 0.6344. The relationship between rounds and price is not very consistent since the R^2 is only .5270. Gross greens fees and price have an R^2 of .5807 and gross income and price have the highest R^2 at .8472. Therefore, the gross income multiplier appears to provide the most reliable predictor of value for golf course valuations.

Since the preceding National sales include daily fee, private and semi-private courses, we have made another analysis to compare the economics of these various types of courses. To compare courses predominated by "public play" with those predominated by "private play" and "both private and public play" (semi-private clubs), we have separated the larger set of golf property sales. When public (daily fee and resort), semi-private and private courses are separated, the coefficients of variability (described on the second page of the Sales Comparison Approach) still show the GIM to be the most consistent value indicator. It is also apparent that the economics of the various types of courses are somewhat different. The daily fee courses show a mean GIM of 2.98 on Table 3, the semi-private courses show a similar average of 2.87 on Table 4 and the private courses average only 1.92 on Table 5. The low GIM of the private courses reflects their economics. Play on private clubs is not normally maximized, and typically, private clubs are not operated for-profit. The for-profit private clubs and semi-private clubs are considered to be the most appropriate to compare with the subject property.

The accompanying charts show the sales arrayed from the sale with the highest expense ratio (expenses/gross income) to the sale with the lowest expense ratio. These charts demonstrate that as the expense ratio of a course decreases, the GIM generally increases. As the average expense level decreases for public, semi-private and private courses, the average GIMs of the groups of sales show fairly consistent increases. This trend is shown on Tables 3, 4 and 5 in the far right columns where the average expense ratio, average GIM and average overall rates are calculated.

e: C:\123r23\GolfSalesChart\Public.wk1

TABLE 3
GOLF PROPERTY SALES SUMMARY CHART (Daily Fee Courses)

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	GFM	OAR	AVG EXP	AVG GIM	AVG OAR
Lacuna Country Club	FL	27-Dec-90	D	183	27	6428	49000	$3,040,000	$16,612	$112,593	$473	$62	$1,700,000		$1,300,000	76.5%	$400,000	1.79		13.16%			
Stonehenge Golf Course	TN	19-Aug-94	D	162	18	6500	32000	$4,300,000	$26,543	$238,889	$662	$134	$1,800,000	$1,440,000	$1,300,000	72.2%	$500,000	2.39	2.99	11.63%			
Stonehenge Golf Course	TX	28-Aug-89	D	260	27	6811	60000	$4,600,000	$17,692	$170,370	$675	$77	$2,341,800	$2,159,624	$1,684,230	71.9%	$657,570	1.96	2.13	14.30%			
Foster Country Club	RI	01-Jun-96	D	162.1	18	6187	33000	$3,000,000	$18,507	$166,667	$485	$91	$1,253,000	$660,300	$883,200	70.5%	$369,800	2.39	4.54	12.33%	72.8%	2.13	12.85%
The Crossings	VA	01-Dec-94	D	140	18	6619	40000	$4,850,000	$34,643	$269,444	$733	$121	$1,710,000		$1,195,000	69.9%	$515,000	2.84		10.62%			
Westwood Golf Club	NJ	18-Jun-91	D	120	18	5931	40000	$3,275,000	$27,292	$181,944	$552	$82	$800,000	$559,829	$550,000	68.8%	$250,000	4.09		7.63%			
Tallwood Golf Course	CT	10-Jul-95	D	192.6	18	6366	38000	$4,650,000	$24,145	$258,333	$730	$122	$1,320,000	$750,000	$900,000	68.2%	$420,000	3.52	6.20	9.03%			
Pine Knolls Golf Course	NC	30-Jun-96	D	149.9	18	6287	38000	$1,860,000	$12,406	$103,333	$296	$49	$925,000		$625,000	67.6%	$300,000	2.01		16.13%			
Hunters Creek Country Club	FL	01-Jan-93	D	187	18	7432	57415	$7,300,000	$39,037	$405,556	$982	$127	$1,750,000	$1,613,360	$1,166,000	66.6%	$584,000	4.17	4.52	8.00%			
Myrtle West Golf Course	SC	20-Dec-93	D	140	18	6555	50000	$4,350,000	$31,071	$241,667	$664	$87	$1,350,000		$877,500	65.0%	$472,500	3.22		10.86%			
Glenwood Golf Club	VA	31-Dec-95	D	124.6	18	6464	50000	$4,500,000	$36,116	$250,000	$696	$90	$1,471,900	$760,200	$944,900	64.2%	$527,000	3.06	5.92	11.71%			
Riverside Golf Course	TX	01-Feb-90	D	259.4	18	7025	50000	$4,200,000	$16,194	$233,333	$598	$84	$2,096,500	$2,000,000	$1,311,875	62.6%	$784,625	2.00	2.10	18.68%			
Goose Creek Golf Club	VA	01-Jun-92	D	110	18	6835	48612	$4,550,000	$41,364	$252,778	$666	$94	$1,564,000	$756,403	$959,000	61.3%	$605,000	2.91	6.02	13.30%			
The Lakes (formerly Confederate Hills	VA	27-Dec-95	D	186	18	6604	37000	$2,000,000	$10,753	$111,111	$303	$54	$600,000	$552,486	$365,000	60.8%	$250,000	3.33	3.62	12.50%			
Broken Woods Country Club	FL	10-Jun-93	D	105	18	6281	55000	$2,600,000	$24,762	$144,444	$414	$47	$1,200,000	$1,200,000	$720,000	60.0%	$480,000	2.17	2.17	18.46%	65.0%	3.03	12.45%
Brookwood	VA	15-Feb-95	D	179.5	18	6557	29000	$2,500,000	$13,928	$138,889	$381	$86	$850,000	$765,000	$500,000	58.8%	$350,000	2.94	3.27	14.00%			
Foxwood Golf Club	NC	01-Nov-91	D	185	18	6175	29000	$1,300,000	$7,027	$72,222	$211	$45	$400,000	$330,000	$230,000	57.5%	$170,000	3.25	3.94	13.08%			
Honey Bee Golf Club	VA	01-Apr-95	D	169.2	18	6005	45000	$5,500,000	$32,497	$305,556	$916	$122	$1,400,000	$1,200,000	$800,000	57.1%	$600,000	3.93	4.58	10.91%			
Prince George Golf Course	VA	01-Jan-93	D	148	18	6833	31000	$2,500,000	$16,892	$138,889	$366	$81	$662,000	$615,763	$363,000	54.8%	$299,000	3.78	4.06	11.96%			
Fox Creek Golf Club, Inc.	SC	20-Sep-91	D	261.6	18	6860	43432	$2,800,000	$10,702	$155,556	$408	$64	$754,000		$340,000	45.1%	$414,000	3.71		14.79%	54.7%	3.52	12.95%
Indian Hills	TN	18-May-90	D	175.8	18	6486	38500	$3,000,000	$17,065	$166,667	$463	$78											
Willbrook Country Club	SC	07-Dec-90	D	218	18	6674	35000	$4,850,000	$22,248	$269,444	$727	$139		$1,263,020					3.84				
Cedar Creek	SC	03-May-91	D	175	18	7210		$2,200,000	$12,571	$122,222	$305												
Brown Acres	TN	01-Aug-91	D	146	18	6305	40000	$1,585,000	$10,856	$88,056	$251	$40											
Rolling "S" Golf Course	SC	01-Sep-91	D	171	18	6410	15000	$1,150,000	$6,725	$63,889	$179	$77	$370,000					3.11					
Oak Point (formerly Hope Plantation)	SC	25-Jul-92	D	100	18	6759	20000	$1,650,000	$16,500	$91,667	$244	$83											
Reston South Golf Course	VA	31-Mar-93	D	192	18	6855	50000	$5,700,000	$29,688	$316,667	$832	$114											
Brookstone Golf & Country Club	GA	01-Jun-93	D	188.1	18	6815	32000	$4,300,000	$22,855	$238,889	$631	$134											
Yorktowne Golf Course	MD	01-Jan-94	D	123	18	5963	35000	$2,250,000	$18,293	$125,000	$377	$64											
Buck Creek Golf Course	SC	09-Sep-95	D	422.4	27	10171	77000	$9,000,000	$21,307	$333,333	$885	$117		$1,900,000					4.74				
Little River Farm Golf Club	NC	17-Apr-96	D	198.3	18	6931		$5,000,000	$25,221	$277,778	$721												
Nashboro Village Golf Club	TN	03-Jul-96	D	165.2	18	6887	50000	$3,850,000	$23,312	$213,889	$559												
Colonial Charters	SC	10-Jul-96	D	203.2	18	6769	43000	$4,980,000	$24,508	$276,667	$736	$116	$1,725,000	$1,250,000				2.89	3.98				
Lake Arbor Country Club	MD	01-Oct-96	D	120	18	6406		$3,100,000	$25,833	$172,222	$484												
Sample Size:	0	34	0	34	34	34	31	34	34	34	34	30	22	18	20	20	20	22	17	20			
MEAN				177.1		6688	41644	$3,714,412	$21,622	$197,293	$547	$89	$1,274,691	$1,098,666	$850,735	64.0%	$447,425	2.98	4.04	12.65%			
STANDARD DEVIATION				59.03		694	12060	$1,690,535	$8,805	$82,830	$212	$29	$533,191	$532,369	$384,565	7.1%	$151,376	0.71	1.24	2.87%			
VARIATION high:				236.2		7382	53704	$5,404,947	$30,428	$280,123	$759	$118	$1,807,882	$1,631,035	$1,235,300	71.1%	$598,801	3.68	5.28	15.53%			
low:				118.1		5994	29584	$2,023,877	$12,817	$114,463	$335	$61	$741,500	$566,296	$466,170	56.8%	$296,048	2.27	2.79	9.78%			
COEF. of VARIABILITY				0.33		0.10	0.29	0.46	0.41	0.42	0.39	0.32	0.42	0.48	0.45	0.11	0.34	0.24	0.31	0.23			
MIN				100		5931	15000	$1,150,000	$6,725	$63,889	$179	$40	$370,000	$330,000	$230,000	45.1%	$170,000	1.79	2.10	7.63%			
MAX				422.4		10171	77000	$9,000,000	$41,364	$405,556	$982	$139	$2,341,800	$2,159,624	$1,684,230	76.5%	$784,625	4.17	6.20	18.68%			
RANGE				322.4		4240	62000	$7,850,000	$34,638	$341,667	$803	$99	$1,971,800	$1,829,624	$1,454,230	31.4%	$614,625	2.38	4.10	11.05%			

SOURCE: Hotel & Club Associates, Inc.

Column 4 "Type" Legend
P=Private
D=Daily Fee (Public)
S=Semi-Private
R=Resort

File: Grace\C:\My Documents\Excel Documents\Golf II\GolfSalesChartSemPriv 7/1/98.xls

TABLE 4
GOLF PROPERTY SALES SUMMARY CHART (Semi-Private Clubs)

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	Full/Golf Members	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Price/ Member	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	GFM	OAR	AVG EXP	AVG GIM	AVG OAR
Holly Hills Country Club	MD	28-May-93	S	154.4	18	6813	16000	200	$3,841,000	$24,613	$213,389	$564	$240	$19,205	$1,106,366	$418,398	$1,098,591	99.4%	$6,777	3.47	9.18				
Ekana Golf and Country Club	FL	26-Feb-93	S	107	18	6683	44000	160	$3,800,000	$35,514	$211,111	$569	$86	$23,750	$1,221,693	$780,000	$952,481	78.0%	$269,111	3.11	4.87	7.08%			
Hampden Country Club	MA	11-Jun-96	S	305	18	6833	28333	191	$3,400,000	$11,148	$188,889	$498	$120	$17,801	$1,400,000	$620,000	$1,050,000	75.0%	$350,000	2.43	5.48	10.29%			
Hickory Hill Country Club	NC	08-May-96	S	200	18	6549	15000	27	$750,000	$3,750	$41,667	$115	$60	$27,778	$506,600	$303,000	$379,600	74.9%	$101,900	1.48	2.48	13.59%			
Lockwood Folly Country Club	NC	01-May-96	S	121.1	18	6836	35000		$3,500,000	$28,902	$194,444	$512	$92		$1,380,000		$1,020,000	73.9%	$360,000	2.64		10.29%			
Southland Country Club	GA	31-Mar-94	S	217.8	18	6800	40000		$3,851,000	$17,681	$213,944	$566	$96		$1,454,153		$1,043,573	71.8%	$410,580	2.65		10.66%			
Tiger Point Golf and Country Club	FL	28-Feb-91	S	365	36	13912	60000	700	$7,650,000	$20,959	$212,500	$550	$96	$10,929	$2,700,000	$2,965,116	$1,900,000	70.4%	$800,000	2.83	2.58	10.46%			
Cypress Point Country Club	VA	19-Oct-92	S	125	18	6740	32064	403	$4,500,000	$36,000	$250,000	$668	$135	$11,166	$1,500,000		$1,050,000	70.0%	$450,000	3.00		10.00%			
Birkdale Golf Club	VA	08-Dec-93	S	175	18	6644	36000	100	$3,400,000	$19,429	$188,889	$620	$94	$34,000	$1,250,000	$792,500	$875,000	70.0%	$375,000	2.72	4.29	11.03%	75.9%	2.69	10.42%
Carolina Springs	SC	08-Jun-92	S	257.83	27	10068	55500	197	$3,198,000	$12,404	$118,444	$318	$65	$16,234	$1,310,000	$1,023,750	$916,000	69.8%	$395,000	2.44	3.12	12.35%			
Sabal Point Country Club	FL	10-Apr-91	S	164	18	6600	56000	400	$5,500,000	$33,537	$306,556	$833	$98	$13,750	$1,943,600	$1,120,162	$1,338,600	68.9%	$605,000	2.83	4.91	11.00%			
Shalamar Pointe Golf & Country Club	FL	17-Oct-90	S	160	18	6760	55000	280	$3,650,000	$22,813	$202,778	$540	$66	$13,036	$1,500,000	$1,050,000	$1,025,000	68.3%	$475,000	2.43	3.48	13.01%			
Quail Ridge Golf Club	NC	01-Feb-93	S	120	18	6875	27700		$1,850,000	$15,417	$102,778	$269	$67		$673,600	$411,500	$454,600	67.5%	$218,900	2.76	4.60	11.83%			
Deer Run Golf Course	NC	01-Mar-90	S	111	18	6454	14200	140	$700,000	$6,306	$38,889	$108	$49	$5,000	$210,000	$200,000	$141,000	67.1%	$69,000	3.33	3.50	9.86%			
River's Bend Golf Course	VA	05-Feb-93	S	186	18	6671	28500		$3,000,000	$16,129	$166,667	$450	$105		$897,750		$600,000	66.8%	$297,750	3.34		9.93%			
Port Royal & Shipyard Plantations	SC	08-Jul-94	S	718	81	29763	191000	380	$35,000,000	$48,747	$432,099	$1,176	$183	$92,106	$11,690,085		$7,757,831	66.4%	$3,932,254	2.99		11.24%			
Goshen Plantation Country Club	GA	30-Sep-94	S	150	18	6902	48000		$3,547,000	$23,647	$197,056	$514	$74		$1,236,000		$815,000	66.0%	$420,000	2.87		11.84%			
Nags Head Golf Links	NC	01-Feb-93	S	135	18	6126	31000	318	$5,600,000	$41,481	$311,111	$914	$181	$17,610	$1,800,000	$1,240,000	$1,150,000	63.9%	$650,000	3.11	4.52	11.61%			
Forest Lakes Golf Club	FL	01-Jan-92	S	103	18	5500	55000	225	$3,500,000	$33,981	$194,444	$636		$15,556	$1,000,000		$635,000	63.5%	$365,000	3.50		10.43%			
Deer Run Golf Course	FL	30-Mar-91	S	126	18	6493	64000		$4,500,000	$35,714	$250,000	$693	$70		$1,600,000		$1,000,000	62.5%	$600,000	2.81		13.33%			
Radisson Greens Golf Club	NY	01-Mar-96	S	157.85	18	7010	22000	300	$3,200,000	$20,272	$177,778	$456	$145	$10,667	$914,800	$520,000	$566,700	61.9%	$358,100	3.50	6.16	11.19%			
Lochmere	NC	01-Aug-90	S	167.35	18	6850	38000		$2,775,000	$16,582	$154,167	$405	$73		$1,100,000	$569,815	$660,000	60.0%	$440,000	2.52	4.87	15.86%	65.6%	2.96	11.81%
The Links at Wild Dunes	SC	20-Dec-93	S	127.62	18	6722			$8,250,000	$64,645	$458,333	$1,227			$2,627,778	$1,190,476	$1,563,258	59.5%	$1,064,250	3.14	6.93	12.90%			
Honey Creek Country Club	GA	01-Apr-92	S	133	18	6140	34000		$2,850,000	$21,429	$158,333	$464	$84		$1,200,000		$700,000	58.3%	$500,000	2.38		17.54%			
Litchfield C.C. & River Club Golf Course	SC	07-Dec-90	S	243	36	13453	75000		$7,074,049	$29,111	$196,501	$526	$94		$2,761,506	$1,108,538	$1,576,546	57.1%	$1,184,960	2.56	6.38	16.75%			
Heron Point Golf Club	SC	15-Apr-92	S	170.48	18	6599	48000	105	$3,861,000	$22,648	$214,500	$585	$80	$36,771	$1,152,637		$637,637	55.3%	$515,000	3.36		13.34%			
Seabrook Island Resort	SC	01-Jul-90	S	300	36	13429	50000		$10,000,000	$33,333	$277,778	$745	$200		$2,000,000	$2,049,180	$1,100,000	55.0%	$900,000	5.00	4.88	9.00%			
Deercroft Golf & Country Club	NC	01-May-97	S	105.6	18	6745	30200	150	$1,500,000	$14,205	$83,333	$222	$50	$10,000	$592,700	$305,000	$287,700	48.5%	$283,000	2.53	4.92	18.87%			
Long Bay Club	SC	22-Feb-91	S	190	18	7021	40000		$6,376,000	$33,558	$354,222	$908	$159		$1,664,290	$1,697,995	$799,872	48.1%	$864,418	3.83	3.99	13.56%			
Westport Golf Club	NC	01-Oct-92	S	167.116	18	6805	39200	100	$3,650,000	$21,841	$202,778	$536	$93	$36,500	$970,500	$607,600	$461,500	47.6%	$509,000	3.76	6.01	13.95%	53.7%	3.32	14.49%
Foxfire	NC	01-Feb-90	S	328	36	13690	55000		$3,500,000	$10,671	$97,222	$258	$64			$1,320,755					2.66				
Canterbury Golf Club	GA	01-Mar-90	S	144	18	6100			$6,600,000	$45,833	$366,667	$1,082													
Whispering Woods (frmr Frog Hollow)	NC	16-Jun-90	S	160	18	6172	23500		$1,425,000	$8,906	$79,167	$291	$61			$317,372					4.49				
Topsail Greens	NC	01-Sep-90	S	108	18	6331	36500		$1,500,000	$13,889	$83,333	$237	$41			$619,835					2.42				
Great Bay Resort & Country Club	NJ	31-Jan-91	S	151	18	6750	28000		$5,500,000	$36,424	$306,666	$815	$196												
Wedgefield Plantation	SC	22-Aug-91	S	180.06	18	7077	20000		$2,250,000	$12,496	$126,000	$318	$113			$569,620					3.96				
Dunes West	SC	06-Nov-91	S	150	18	6871	30000		$1,800,000	$12,000	$100,000	$262	$60			$540,541					3.33				
Links O'Tryon	SC	20-Dec-91	S	243	18	6728	29000	200	$2,398,000	$9,669	$133,222	$356	$83	$11,990		$754,000					3.18				
Oriole Golf Club	FL	01-Jan-92	S	100.53	18	3641	75000	400	$1,200,000	$11,937	$66,667	$330	$16	$3,000	$1,500,000	$1,400,000				0.80	0.86				
Camino Del Mar Country Club	FL	01-Mar-92	S	142	18	6668	60000	260	$4,109,000	$28,937	$228,278	$616	$68	$15,804	$1,400,000	$1,345,000				2.94	3.06				
Uwharrie Golf Club	NC	15-Jul-92	S	238	18	6240	18300		$1,100,000	$4,622	$61,111	$176	$60		$330,000					3.33					
Arrowhead Golf and Sports Club	FL	01-Apr-93	S	133	18	6566	55000		$2,450,000	$18,421	$136,111	$377	$45												
Kiln Creek Golf Course	VA	29-Apr-94	S	234	18	6889	40000		$6,340,000	$27,094	$352,222	$920	$159												
Range End Country Club	MD	03-Jan-96	S	130	18	6128	35000	300	$2,608,200	$20,063	$144,900	$426	$75	$8,694											
Cat Island Golf Club	SC	21-Feb-96	S	117.75	18	6618	24000	143	$1,700,000	$14,437	$94,444	$261	$71	$11,888	$626,000					2.72					
Hilland Golf Club	NY	01-Apr-96	S	196.26	18	6848	25800		$3,750,000	$19,107	$208,333	$548	$145		$2,618,000				$377,000	1.43		10.05%			
CC of Franklin (formerly Camton CC)	TN	10-Jun-96	S	150	18	6543	20000	450	$2,200,000	$14,667	$122,222	$336	$110												
Northgreen Country Club	NC	14-Jun-96	S	198	18	7122	10000		$2,260,000	$11,364	$126,000	$316	$226												
Potomac Country Club	MD	01-Mar-96	S	121.09	18	7000			$3,907,500	$32,269	$217,083	$558													
West Winds Country Club	MD	01-Dec-96	S	110.4	18	6482	20000		$3,200,000	$28,986	$177,778	$494	$160												
Sample Size	0	50	0	50	50	50	47	24	50	50	50	50	46	23	35	28	30	30	31	35.00	28.00	30			
MEAN				182		7658	41294	255	$4,281,216	$22,956	$190,734	$520	$102	$20,141	$1,652,416	$919,291	$1,118,476	66.6%	$585,387	2.87	4.32	12.09%			
STANDARD DEVIATION				98		3746	27710	145	$4,806,318	$12,194	$96,040	$256	$52	$17,806	$1,832,161	$591,874	$1,291,078	10.1%	$665,261	0.72	1.64	2.56%			
VARIATION high				280		11404	69004	401	$9,087,533	$35,150	$286,774	$776	$153	$37,947	$3,484,577	$1,511,165	$2,409,555	76.6%	$1,250,648	3.59	5.96	14.64%			
low				84		3912	13583	110	($525,103)	$10,762	$96,694	$264	$50	$2,334	($179,746)	$327,417	($172,602)	56.4%	($79,874)	2.15	2.68	9.54%			
COEF of VARIABILITY				0.54		0.49	0.67	0.57	1.12	0.53	0.50	0.49	0.51	0.88	1.11	0.64	1.16	0.15	1.14	0.25	0.38	0.21			
MIN				101		3641	10000	27	$700,000	$3,750	$38,889	$108	$16	$3,000	$210,000	$200,000	$141,000	47.6%	$6,777	0.80	0.86	7.08%			
MAX				718		29763	191000	700	$35,000,000	$64,645	$458,333	$1,227	$225	$92,106	$11,690,085	$2,965,116	$7,757,831	78.0%	$3,932,254	5.00	6.93	18.87%			
RANGE				617		26122	181000	673	$34,300,000	$60,895	$419,444	$1,119	$209	$89,106	$11,480,085	$2,765,116	$7,616,831	30.4%	$3,925,477	4.20	6.07	11.78%			

SOURCE: Hotel & Club Associates, Inc.

Column 4 "Type" Legend
S=Semi-Private

TABLE 5
GOLF PROPERTY SALES SUMMARY CHART (Private Clubs)

File: Grace\C:\My Documents\Excel Documents\Golf1\Golf SalesChart\Private 7/1/98.xls

Name	ST	Date of Sale	Type	Acres	Holes	Yards	Rounds	Full/Golf Members	Sale Price	Price/ Acre	Price/ Hole	Price/ Yard	Price/ Round	Price/ Member	Gross Income	Greens Fee	Operating Expenses	Expense Ratio	NOI	GIM	OAR	AVG EXP	AVG GIM	AVG OAR
Southern Trace	LA	01-Jun-91	P	145	18	6900	27500	455	$5,000,000	$34,483	$277,778	$725	$182	$10,989	$3,136,000		$2,811,000	89.6%	$325,000	1.59	6.50%			
Shady Valley Golf Club	TX	02-Jan-91	P	120	18	6500	27500	300	$2,500,000	$20,833	$138,889	$385	$91	$8,333	$2,062,000		$1,778,000	86.2%	$284,000	1.21	11.36%			
Brierwood Country Club	NY	01-Jun-95	P	162.6	18	7031	20000	480	$5,400,000	$33,210	$300,000	$768	$270	$11,250	$3,827,600		$3,237,800	84.6%	$589,800	1.41	10.92%			
Providence Country Club	NC	31-Aug-94	P	228.8	18	7008	34000	514	$11,000,000	$48,071	$611,111	$1,570	$324	$21,401	$4,800,000		$4,040,000	84.2%	$760,000	2.29	6.91%			
Brookfield Country Club	GA	01-Jan-91	P	135	18	6872	20000		$3,975,000	$29,444	$220,833	$578	$199		$2,278,085	$660,299	$1,894,169	83.1%	$383,916	1.74	9.66%			
Glastonbury Hills Country Club	CT	01-Feb-96	P	225	18	6338	34000	380	$4,500,000	$20,000	$250,000	$710	$132	$11,842	$2,600,000		$2,150,000	82.7%	$450,000	1.73	10.00%			
Hackberry Creek	TX	19-Feb-91	P	172	18	7013	32000		$3,100,000	$18,023	$172,222	$442	$97		$2,432,060	$1,441,660	$1,976,688	81.3%	$455,372	1.27	14.69%	84.5%	1.61	10.01%
Paluxent Greens Country Club	MD	01-Sep-90	P	194.5	18	6465	40000		$2,985,000	$15,349	$165,833	$462	$75		$2,215,589	$800,268	$1,629,085	73.5%	$586,504	1.35	19.65%			
Cobb's Glen Country Club	SC	01-Apr-91	P	150	18	6987	25000		$1,888,000	$12,587	$104,889	$270	$76		$1,095,000		$799,500	73.0%	$295,500	1.72	15.65%			
ElDorado Country Club	TX	02-Apr-91	P	159	18	6625	30000		$3,200,000	$20,126	$177,778	$483	$107		$1,774,344	$898,876	$1,259,615	71.0%	$514,729	1.80	16.09%	72.5%	1.62	17.13%
Oronoque Country Club	CT	12-Jan-96	P	162.7	18	6573	28000	427	$5,870,000	$36,079	$326,111	$893	$210	$13,747	$2,974,000		$2,074,500	69.8%	$899,500	1.97	15.32%			
Brandermill Country Club	VA	08-Mar-95	P	188.4	18	6531	37500	800	$8,350,000	$44,332	$463,889	$1,279	$223	$10,438	$3,427,000	$2,316,000	$2,388,000	69.7%	$1,039,000	2.44	12.44%			
Walden Lakes Country Club	FL	01-Apr-91	P	200	18	7000	50000	650	$4,500,000	$22,500	$250,000	$643	$90	$6,923	$2,694,610		$1,857,610	68.9%	$837,000	1.67	18.60%			
Broad Bay Country Club	VA	09-May-91	P	113	18	6130	25600		$4,240,000	$37,522	$235,556	$692	$166		$1,508,000		$981,000	65.1%	$525,000	2.82	12.38%			
Suntree Country Club	FL	11-Apr-91	P	351	36	13922	120000	800	$7,500,000	$21,368	$208,333	$539	$63	$9,375	$4,117,647		$2,542,647	61.7%	$1,575,000	1.82	21.00%	67.1%	2.14	15.95%
Port Armor	GA	01-May-90	P	140	18	6924			$5,800,000	$41,429	$322,222	$838												
Whitewater Creek Country Club	GA	01-Sep-90	P	210	18	6739	19200		$3,000,000	$14,286	$166,667	$445	$156			$441,826								
Thornblade Country Club	SC	12-Sep-90	P	153	18	6600	26000	450	$7,000,000	$45,752	$388,889	$1,061	$269	$15,556		$1,428,571								
Woodside Plantation	SC	27-Dec-90	P	500	36	14286	65000		$6,800,000	$13,600	$188,889	$476	$105		$2,750,000	$1,789,474				2.47				
Eastpointe Golf & Country Club	FL	01-Jan-91	P	131.1	18	6884	30000	402	$4,693,800	$35,803	$260,767	$682	$156	$11,676										
Sweetwater Country Club	FL	18-Apr-91	P	116.3	18	6204	24000	290	$6,750,000	$58,050	$375,000	$1,088	$281	$23,276										
Stonebridge Golf & Country Club	FL	01-Jan-92	P	116	18	6401	39000	279	$5,199,600	$44,824	$288,867	$812	$133	$18,637										
Laurel Ridge Country Club	NC	22-Jan-92	P	210	18	6814			$4,300,000	$20,476	$238,889	$631												
Turkey Creek Golf Course (Now Heritage Links)	FL	01-Feb-92	P	152.6	18	6570	15000	145	$2,860,000	$18,742	$158,889	$435	$191	$19,724										
Commonwealth National Country Club	PA	01-Jul-92	P	174.2	18	7045	24000	400	$7,000,000	$40,184	$388,889	$994	$292	$17,500										
Red Fox Country Club	NC	05-Aug-92	P	217	18	7104	20000		$1,200,000	$5,531	$66,667	$169	$60			$415,845								
Tampa Palms Golf & Country Club	FL	30-Dec-92	P	250	18	7004	27890	275	$2,600,000	$10,400	$144,444	$371	$93	$9,455										
Concordia Golf Club	NJ	05-Jan-93	P	142	18	6023	25000		$2,700,000	$19,014	$150,000	$448	$108						$300,000		11.11%			
Brookstone Golf & Country Club	GA	06-Jan-93	P	188.1	18	6815			$4,000,000	$21,261	$222,222	$587												
Weyhill Golf Course	PA	01-Feb-95	P	210.1	18	6859	24000		$5,000,067	$23,799	$277,782	$729	$208											
East Lake Country Club	GA	15-Dec-95	P	177	18	6961	22000	400	$4,500,000	$25,424	$250,000	$646	$205	$11,250	$1,350,000					3.33				
Sample Size:		31		31	31	31	28	17	31	31	31	31	28	17	17	9	15	15	16	17.00	16			
MEAN				186.9		7,198	32,578	438	$4,755,209	$27,500	$251,365	$673	$163	$13,610	$2,649,408	$1,132,558	$2,094,641	76.3%	$613,770	1.92	13.27%			
STANDARD DEVIATION				74.65		1,837	19,578	172	$2,068,558	$12,740	$110,154	$293	$75	$4,718	$970,943	$614,112	$813,912	8.3%	$332,911	0.56	4.14%			
VARIATION high				261.6		9,034	52,156	610	$6,821,768	$40,240	$361,519	$966	$238	$18,328	$3,620,351	$1,746,670	$2,908,553	84.6%	$946,681	2.48	17.41%			
low				112.3		5,361	13,000	266	$2,688,651	$14,760	$141,210	$379	$88	$8,892	$1,678,465	$518,445	$1,280,729	68.0%	$280,859	1.36	9.13%			
COEF. of VARIABILITY				0.40		0.26	0.60	0.39	0.43	0.46	0.44	0.44	0.46	0.35	0.37	0.54	0.39	0.11	0.54	0.29	0.31			
MIN				113		6,023	15,000	145	$1,200,000	$5,531	$66,667	$169	$60	$6,923	$1,095,000	$415,845	$799,500	61.7%	$284,000	1.21	6.50%			
MAX				500		14,286	120,000	800	$11,000,000	$58,050	$611,111	$1,570	$324	$23,276	$4,800,000	$2,316,000	$4,040,000	89.6%	$1,575,000	3.33	21.00%			
RANGE				387		8,263	105,000	655	$9,800,000	$52,518	$544,444	$1,401	$264	$16,353	$3,705,000	$1,900,155	$3,240,500	27.9%	$1,291,000	2.12	14.50%			

Column 4 "Type" Legend
P=Private
D=Daily Fee (Public)
S=Semi-Private
R=Resort

SOURCE: Hotel & Club Associates, Inc.

Hotel
and Club
Associates, Inc.

We have conducted our research to find the most comparable sales to the subject club. This group of the most relevant club sales is summarized on Table Six.

Table 6: Most Comparable Golf Sales

					Price Per						
CLUB	Location	Sale Date	Sale Price	# of Holes	Acre	Hole	Yard	Round	Exp.	GIM	OAR
Oyster Reef	Hilton Head, SC	Mar-00	$7,100,000	18	$37,852	$394,444	$1,018	$222	-	-	-
Black Bear (fmr Myrtle West)	N. Myrtle Beach, SC	Sep-00	$4,100,000	18	$20,896	$227,778	$604	$89	76.8%	2.62	8.88%
River Club	North Augusta, SC	Oct-02	$4,745,000	18	$19,310	$263,611	$693	$128	-	-	-
Golf Club of Georgia	Alpharetta, GA	Jul-01	$23,500,000	36	$49,030	$652,778	$1,681	$603	75.0%	2.30	10.85%
Hyatt Bear Creek	Grapevine, TX	Feb-00	$16,000,000	36	$47,761	$444,444	$2,399	$213	74.0%	2.96	11.40%
Hamilton Mill	Dacula, GA	Nov-00	$9,000,000	18	$45,000	$500,000	$1,319	$290	71.0%	2.42	12.01%
Southerness	Stockbridge, GA	Mar-00	$3,500,000	18	$21,037	$194,444	$517	$106	70.0%	2.50	12.00%
Pine Lakes	Myrtle Beach, SC	Jul-01	$10,000,000	18	$74,129	$555,556	$1,492	$286	-	2.86	-
Bear Creek Golf Course	Westminster, MD	Mar-00	$3,665,000	18	$29,556	$203,611	$580	$113	63.2%	3.29	11.17%
The Crossings	Glen Allen, VA	Sep-02	$5,200,000	18	$40,000	$288,889	$779	$95	62.2%	2.62	14.41%
Hell's Point	Virginia Beach, VA	Aug-00	$8,200,000	18	$45,810	$455,556	$1,212	$182	61.8%	3.26	11.73%
White Columns	Alpharetta, GA	Feb-01	$18,000,000	18	$75,000	$1,000,000	$2,552	$450	60.0%	3.60	11.11%
Mid-South (fmr Plantation)	Pinehurst, NC	Aug-02	$10,200,000	18	$34,822	$566,667	$1,432	$408	-	-	-
High			$23,500,000	36	$75,000	$1,000,000	$2,552	$603	76.8%	3.60	14.41%
Averages			$9,477,692	21	$41,554	$442,137	$1,252	$245	68.2%	2.84	11.51%
Low			$3,500,000	18	$19,310	$194,444	$517	$89	60.0%	2.30	8.88%
Ocean / Sea Marsh	Hilton Head, SC	Jun-03	$23,000,000	36	$109,472	$638,889	$1,714	$242	71.9%	2.60	10.81%

To select the appropriate GIM for the subject property, we have compared value indications of the most similar golf club sales, which have recently occurred in the South Atlantic market. The sales selected for the comparison are the most recent sales of similar courses. When we examined the expense levels and corresponding GIMs of the most similar club sales, a fairly clear pattern of increased GIMs with decreased expense ratios is apparent. By inspecting Table Six, it is apparent that as the expense ratios decrease, there is a fairly uniform pattern of corresponding increases in GIMs. This is true for the sales shown on Tables 1, 3, 4, and 5, as well as the smaller group of most comparable recent sales shown Table Six.

In order to apply the information on Table Six to the subject property, a reference is made to the financial projections made for the subject in the Income Approach. As shown in the projections of income and expenses, the net income is estimated to be 28.1% of total revenues in the first year of the stabilized scenario. Therefore, the stabilized expense ratio for the subject property is considered to be 100%, less 28.1%, or about 71.9%.

When we consider the economic indicators shown on Table Six, the comparable sales expense ratios vary from 60.0% to 76.8%, with an associated range of GIMs of 2.30 to 3.60. The average comparable expense ratio is 68.2% and the average GIM is 2.84. We have compared the economics of the Ocean and Sea Marsh Courses with the sales, which are most similar to the subject from an economic perspective. The Southerness sale is a Georgia club with an expense ratio of 70.0% and a GIM of 2.50. The Hamilton Mill club is also a Georgia club and has an expense ratio of 71.0% with a GIM of 2.42. The Hyatt Bear Creek club is a Texas club and has an expense ratio of 74% with a GIM of 2.96. These three club sales with expenses ratios between 70.0% and 74.0% indicate GIMs

of 2.42 to 2.96. Based on this economic analysis of these most comparable sales, we believe the subject expense ratio of 71.9% warrants a GIM of about 2.6.

In the Income Approach, the projected income and expenses of the subject property have been carefully estimated. We believe the most reliable indication of the stabilized value of the subject club, by the Sales Comparison Approach, is derived by multiplying the first year stabilized gross income times the selected GIM for the subject property. This value is indicative of the value of the subject club when it achieves stabilized operations. Therefore, the indicated stabilized value for the subject property is calculated as follows:

$8,844,829 (Year 1 Stabilized Gross Income) x 2.6 (GIM) = $22,996,555
Rounded To: $23,000,000

When prices per acre, per hole, per yard, and per round are compared, it is apparent that there are fluctuations reflected by these various sales. The implied subject value per acre of $109,472 is well above the range of the comparable golf clubs between $19,310 and $75,000. This large difference reflects the subject property's location on the Atlantic Ocean on atypically valuable land for use as a golf course. The implied subject price per hole is $638,889, which is within the range of the comparable price indications between $194,444 and $1,000,000, but above the $442,137 average. Likewise, the subject indicates a value per yard of $1,714, within the comparable range of $517 to $2,552, but above the $1,252 average. The subject indicates a value per stabilized round of $242, again well within the range of $89 to $603, but above the $189 average. As previously discussed, these physical units of comparison and the prices per round are worthy of consideration, but considered less reliable value indicators than the GIM analysis.

As Is

Since the subject operations as is are not now stabilized, the subject club is not as valuable now as when it reaches stabilization. The Income Approach measures the difference in value between the "at stabilization" and "as is" value. Therefore, we have estimated as "as is" value for the subject golf club by the Sales Comparison Approach based in the Income Approach values as follow:

Cost to Achieve Stabilization (from Income Approach)

"Stabilized Value" by the Income Approach	$23,018,970
Less "As Is" Value by the Income Approach	$19,410,867
Cost to Achieve Stabilization	$3,608,103
"Stabilized Value" by the Sales Comparison Approach	$22,996,555
Less Cost to Achieve Stabilization	$3,608,103
Golf Club Value "As Is"	$19,400,000
Rounded to:	**$19,400,000**

Exposure Time

The definition of market value assumes that a property is exposed on the open market for a reasonable time and that both buyer and seller are acting prudently. In order to estimate a reasonable exposure time, we have examined the time necessary to market the recent golf club sales. These sales and their marketing times are shown in this chart.

Date	Name	Location	Marketing Time
7/00	Myrtle West	North Myrtle Beach, SC	9 months
8/00	Hell's Point	Virginia Beach, VA	10 months
11/00	World of Golf Village	St Augustine, FL	12 months
3/01	Carolina Springs	Fountain Inn, SC	11 months
02/02	Valencia	Valencia, CA	9 months
02/02	Brandermill	Midlothian, VA	6 months

From the mid-1990s, the market for golf courses strengthened and remained strong for several years until late summer of 1998, just after a short period of instability in the financial markets. In the period of about two years preceding late 1998, major groups of investor were particularly interested in acquiring golf properties. The most notable investor groups were Real Estate Investment Trusts (REITs) and national golf management companies. In late 1998, available financing for golf properties began tightening and now financing is difficult to obtain. It has taken several years for sellers to adjust to the reduced demand for their properties and most sellers are still unwilling to sell at current price levels.

The increased marketing times of nine to twelve months for recent sales, as shown on the preceding marketing time chart, reflect the softened demand for golf properties within the last two years. Buyers are still in the market, although not nearly as plentiful as they were in the seller's market, which ended in about late summer of 1998.

Marketability Study

In order to estimate the marketing time necessary to sell the subject property, we have analyzed recent sales, interviewed local, regional and national market participants, and reflected on the evolving market conditions that we see daily in our appraisal and consulting practice.

Our discussions with golf investors, golf management companies, golf club brokers, golf lenders, and golf appraisers indicated that currently, buyers' interest in acquiring golf properties is still present, although not nearly as strong as in recent previous years. The supply of available golf courses now exceeds the number of willing and able investors. Several trends have contributed to this situation.

1) Generally, current net revenues at golf courses have been reduced and sometimes drastically reduced compared to net revenue levels several years ago.
2) There is greatly reduced availability of financing for golf properties.
3) With lenders being careful about new loans to develop golf properties, the supply of new courses is growing at a much slower rate than in recent years.

Potential Buyers

In our research, we have inquired of knowledgeable golf market participants which companies or individuals would be a potential buyer of the subject property. In the regional market, our contacts have indicated that most current buyers are more local in nature. They tend to be local individuals or investor groups that are interested in their local golf properties, which they are financing with local banks. These buyers are apt to be from the real estate or development industries and may have partial motivation from associated real estate development perspective. While REITs and national golf management companies dominated the market just four to five years ago, these entities are not players in the golf market now. The securitization markets do not have a taste for golf properties at this time because the golf REITs have not performed well. Our national contacts have indicated that there are almost no buyers on the national scene.

However, the local and the national golf investors realize that there are few buyers around and that it is time to exercise strong leverage when offering to purchase golf properties. The mind-set of investors has been to buy at an eight multiple of net operating income, which is equivalent of buying at a 12.5% capitalization rate. On the other hand few sellers will sell at such a high capitalization rate. Therefore, few sales have occurred within the last year.

Marketing Time

The most recent golf investor's survey published addressed the marketing time issue. PriceWaterhouseCoopers (formerly Golf Valuation International) prepared the most recent investment survey in Fall 2002. It indicates marketing times experienced by respondents was one and a half to twenty-one months and averaged 8.65 months. Based on all these factors, we anticipate a marketing time for the subject property to be about twelve months to achieve the market values.

Reconciliation and Final Value Estimate

The values estimates derived through the three approaches to value are summarized as follows:

	As Is	At Stabilization
Cost Approach (Land Only)	$7,563,600	-
Income Capitalization Approach	$19,400,000	$23,000,000
Sales Comparison Approach	$19,400,000	$23,000,000

The two approaches are market oriented, because data obtained for each is related directly to the current market conditions, greens fees, cart fees, other revenues, operating expenses, sales of comparable courses and typical investors' requirements for returns. The subject site has been compared with comparable land sales in the local market to estimate land value. The land sales are recent and comparable and the resulting land value is considered reliable.

Since investors making the market in investment properties are motivated by the economics of ownership, the Income Capitalization Approach, which considers their economic requirements, must be strongly considered. Since value is defined as the present worth of future benefits of ownership, this approach is particularly important, since it considers these sources of benefits, i.e., the annual net income of the property, as well as the eventual resale proceeds. The golf rounds, greens fees, hotel occupancies, room rates and expenses are supported by those of competing golf courses and competing hotels and expenses derived from the comparison with expense comparables. As a result, the appropriateness of the income and expense projection is established. We have utilized a discounted cash flow analysis over a typical anticipated projection period, and used discount rates reflective of investor's requirements in the marketplace for this type of property. The discounted cash flow analysis simulates investors' behavior with respect to projections and expectations for this type of property, and its use results in the value estimate by the Income Capitalization Approach. The Income Capitalization Approach to value has resulted in the most reliable indication of the subject value, since it is based on ample market data.

The Sales Comparison Approach is typically indicative of market value when recent sales of comparable properties are available. There have been a number of recent golf and resort sales that can be compared with the subject property. We consider the gross income multiplier as the best unit of comparison for golf and resort hotel properties. We have analyzed the subject property based on a number of sales with similar economics to the subject. The indicated subject value based on the GIM analysis is supported by the physical information on the sales, although a wide range of physical indicators exist. We consider the Sales Comparison analysis to be a fairly good indicator of market value because of the number of sales considered and the amount of information available

on each sale. While none of the sales can be considered an excellent comparable for the subject property, we have conducted an extensive search for comparable sales and we believe we have located relevant information from the marketplace and that these sales support the value indications estimated by the Income Approach to Value.

Since 1969, the nearby Harbour Town Golf Links has hosted a PGA TOUR event. As a result of this national and international exposure over the decades, the golf course has acquired an image, much like a trademark. This image has been transformed into healthy annual net cash flows by the management of the course and the Income Capitalization Approach and Sales Comparison Approaches reflect this created value. The Ocean and Sea Marsh courses have benefited from the image created at Harbour Town, which is owned by the same company as the subject property.

We have concluded a value based primarily on the Income Capitalization Approach, with support from the Sales Comparison Approach. Therefore, the market value estimates for the subject property are summarized as follow:

"As Is"
NINETEEN MILLION FOUR HUNDRED THOUSAND DOLLARS
$19,400,000

"At Stabilization"
TWENTH-THREE MILLION DOLLARS
$23,000,000

Business Valuation

The preceding stabilized value estimate consists of three components. The primary component of value is real property, but personal property and business value components also exist. It is difficult to separate business value from the total value. The real property clearly consists of the land and improvements. The personal property consists primarily of clubhouse furniture, fixtures and golf maintenance equipment. The value of the personal property, as discussed in the Tax section of the report, is reported to be $668,410, rounded to $668,000.

Separating the value of the business from real property is a controversial topic. It is not easy to isolate which components of income are attributable to the various components of value. In order to value the business component, we have considered the situation in which the owner of the property would relinquish the responsibilities of operating the property to a company operating under a management contract. In this scenario, the net return on the value of the business would be measured by the management fees that would be paid in compensation for proper promotion and operation of the property. We estimate a management fee of 3.5% of gross revenues at the golf club. The subject management fee is calculated from the discounted cash flows as follows:

Gross Income Attributed to the Business

"As Is:" $7,458,575 x 0.035 = $261,050

"At Stabilization:" $8,844,829 x .035 = $309,569

In order to convert the income attributed to the business to a business value, we must estimate what an investor would pay to receive this business component of the total value. The preceding management fee represents the gross income to the management company. Like any other business enterprise, the management company would incur operating expenses. Therefore, the net income of the ownership of the business is the most relevant income amount.

We have conducted a survey of resort management companies to provide current information on conditions in the management business. Based on conversations with resort management companies in South Carolina, North Carolina and Virginia, several recent trends are influencing the business. An important consideration is the specific terms of the particular management agreement. An important condition concerns whether the owners reimburse the management company's expenses of traveling to the particular property. Based on the particular provisions of the management contract, managers interviewed indicated that the net income to the management company could be from 25% to 70% of the gross management fee. In the following calculation, we have used 50% of the gross income as a typical net income. The net income is calculated as follows:

"As Is:" $261,050 x 0.50 = $130,525

"At Stabilization:" $309,569x 0.50 = $154,785

Since the business component of value is not a physical asset like FF&E or real property, a higher return than the OAR or the return on FF&E would be required. Each business is different and it is difficult to determine an appropriate yield on a business investment. Based on the survey of resort managers, and as discussed in Hotels and Motels: A Guide to Market Analysis, Investment Analysis and Valuations authored by Stephen Rushmore, MAI, and published by the Appraisal Institute, he estimates a return of 20% to 30% would be required by an investor. If we use a return of 20% for a well-established business like the subject property, the business component of value could be estimated as follows.

	"As Is"	"At Stabilization"
Net Income	$130,525	$154,785
Required Return	0.20	0.20
Business Component	$652,625	$773,925
Rounded	**$653,000**	**$774,000**

Business Value- Golf Cart Rentals

Another form of non-real property business value results from the substantial net revenues derived from the fleet of leased golf carts. In the "as is" analysis the net revenues from golf cart rentals is $1,165,968 per year. At stabilization, the net revenues are $1,265,534 per year. We have not attempted to quantify the non-real property value attributable to the golf cart rental revenues, but have simply identified this source of revenue to be an additional substantial business value component. The analysis of this component of business value is beyond the scope of this appraisal.

Therefore, our allocation of going value's concern is based on a brief analysis of the complex topic of business value and, not reflecting the business value of leased golf carts, is summarized as follows:

Allocation of Values

	"As Is"	"At Stabilization"
Total Going Concern Value	$19,400,000	$23,000,000
Less: FF&E	$668,000	$668,000
Less: Golf Business Value	$653,000	$774,000
Golf Real Property Value	**$18,079,000**	**$21,558,000**

Appraiser's Certification

We certify that, to the best of our knowledge and belief,

1. The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is our personal, impartial and unbiased professional analyses, opinions, and conclusions.

3. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

4. We have no bias with respect to the property that is the subject of this report or to the parties involved in this assignment.

5. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP).

8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

9. Catherine Suddarth and Jill Millisor provided professional assistance to the undersigned in the preparation of this report and the analysis herein.

10. As of the date of this report, Andy Hinds has completed the requirements under the continuing education program of the Appraisal Institute.

11. Andy Hinds is currently a State Certified General Appraiser in the State of South Carolina #CG-1194. Andy Hinds made a personal inspection of the appraised property on June 9, 2003.

12. The appraiser has performed within the context of the competency provision of the Uniform Standards of Professional Appraisal Practice.

13. This appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of the loan.

Andy Hinds, MAI, CCIM, ISHC, SGA®
South Carolina Real Estate Appraiser #CG-1194
NY #59455
VA #4001 5259
NC #A-835
GA #C002000

Addenda

Subject Photos



Plantation Club
Ocean & Sea Marsh
Golf Courses

Entrance to the Ocean & Sea Marsh Courses



Approach to the Plantation House



Exterior Views of the Plantation House





Plantation House Entrance



Plantation House Lobby



Views of the Golf Pro Shop





Views of the Lakehouse Restaurant





Meeting Room



Indoor / Outdoor Pool



Driving Range





Practice Putting Green

Photos of Ocean Course



Hole #1 from Tee Complex



Hole #2 from Tee Complex



Hole #2 Fairway and Approach to Green



Hole #3



Hole #4 from Tee Complex



Hole #4 Fairway and Approach to Green



Hole #5 from Tee Complex



Hole #5 Fairway and Approach to Green



Hole #6 from Tee Complex



Hole #6 Fairway and Approach to Green



Hole #7



Hole #8 from Tee Complex



Hole #9 from Tee Complex



Hole #10 from Tee Complex



Hole #10 Fairway and Approach to Green



Hole #11



Hole #12 from Tee Complex



Hole #12 Fairway and Approach to Green



Hole #13 from Tee Complex



Hole #14 from Tee Complex



Hole #14 Fairway and Approach to Green



Hole #15



Hole #16 from Tee Complex



Hole #16 Fairway and Approach to Green



Hole #17 from Tee Complex



Hole #18 from Tee Complex

Photos of Sea Marsh Course



Hole #1 from Forward Tee



Hole #2 from Tee Complex



Hole #3 from Forward Tee



ole #4



Hole #5 from Tee Complex



Hole #6 from Tee Complex



Hole #7



Hole #8 from Tee Complex



Hole #8 Fairway and Approach to Green



Hole #9 from Tee Complex



Hole #9 Fairway and Approach to Green



Hole #10 from Tee Complex



Hole #11 from Tee Complex



Hole #11 Fairway and Approach to Green



Hole #12 from Tee Complex



Hole #12 Fairway and Approach to Green



Hole #13



Hole #14 from Tee Complex



Hole #14 Fairway and Approach to Green



Hole #15 from Tee Complex



Hole #16



Hole #17 from Tee Complex



Hole #17 Fairway and Approach to Green



Hole #18 from Tee Complex



Hole #18 Fairway and Approach to Green



Golf Cart Storage Area



Exterior of the Golf Maintenance Facilities



Exterior of the Golf Maintenance Facilities


EZGO

Interior of the Golf Maintenance Facilities



Storage Shed

Above Ground Storage Tanks at Maintenance Facilities

Competitive Property Photos


GOLDEN BEAR
GOLF CLUB

Entrance to Golden Bear Golf Club



Golden Bear Golf Club Clubhouse



Golden Bear Golf Club Golf Course


Hilton Head
National
GOLF CLUB

Entrance to Hilton Head National Golf Club



Hilton Head National Golf Club Clubhouse



Hilton Head National Golf Club Golf Course


Old South



Entrance to Old South Golf Links



Old South Golf Links Clubhouse



Old South Golf Links


Arthur Hills
Golf Club

Entrance to Palmetto Dunes Arthur Hills Golf Club



Arthur Hills Golf Club Clubhouse



Arthur Hills Golf Club Golf Course


GEORGE FAZIO
CLUBHOUSE
GOLF REGISTRATION
PRO SHOP & GRILL
2

Entrance to Palmetto Dunes George Fazio Golf Course



George Fazio Golf Course Clubhouse



George Fazio Golf Course


WELCOME TO
ROBERT TRENT JONES GOLF
PD CONFERENCE CENTER
PD TENNIS CENTER

Entrance to Palmetto Dunes Robert Trent Jones Golf Course



Robert Trent Jones Golf Course Clubhouse



Robert Trent Jones Golf Course

Deed and Legal Description

J. S & P / J P S
415

STATE OF SOUTH CAROLINA) LIMITED WARRANTY DEED
)
COUNTY OF BEAUFORT)

Revenue Stamps Collected
$ 20,130.00
Beaufort County, SC

NOW, KNOW ALL MEN BY THESE PRESENTS, that on or about November 24, 1986, Gardner-Matthews Plantation Company (86-03801), Hilton Head Holdings Corporation (86-03802), Hilton Head Hotel Company (86-03803), Vacation Resorts Holding, Inc. (86-03804), Vacation Resorts, Inc. (86-03805), The Hilton Head Company, Inc. (86-03808), Hilton Head Holdings Corporation, f/k/a Ginn Holding Corp. (86-03868), Hilton Head Company, a Delaware corporation (86-03869), Sea Pines Plantation (86-03870), Hilton Head Holdings Corporation (86-03869), Sea Pines Plantation (86-03870), Hilton Head Holdings Corporation formerly known as Ginn Holding Corp. (86-03871), Hilton Head Company, a Delaware Corp. (86-03884), and Sea Pines Plantation Company (86-03885) filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. On November 24, 1986, United States District Court Judge Sol Blatt, Jr., withdrew the reference of the above-stated cases to the United States Bankruptcy Court and the cases were retained and reserved in the United States District Court pursuant to 28 U.S.C. Sections 157 and 1334;

WHEREAS, by Order of the District Court entered November 26, 1986, John F. Curry was appointed Interim Trustee for the above-named Debtors and by Order entered December 23, 1986, was appointed Trustee pursuant to 11 U.S.C. Section 1104;

WHEREAS, by Orders of the District Court entered January 6, 1987, March 20, 1987 and August 24, 1987, the above-stated cases were consolidated into Gardner-Matthews Plantation Company (86-03801), Hilton Head Hotel Company (86-03803), Vacation Resorts Holdings, Inc. (86-03804),

1.01

INITIALS

Vacations Resorts, Inc. (86-03805), and Hilton Head Holdings Corporation (86-03871) (hereinafter referred to as "Debtors");

WHEREAS, the Trustee managed the affairs and operated the businesses of these Debtors pursuant to 11 U.S.C. Section 1106;

WHEREAS, after proper notice and a hearing held on October 13, 1987, the District Court entered an Order confirming the Second Amended Joint Plan of Reorganization on October 15, 1987, which Order became final on October 25, 1987, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference;

WHEREAS, after proper notice and a hearing on October 14, 1987 on the Trustee's amended Complaint to Sell the Debtors' Sea Pines Assets Free and Clear of Liens, Encumbrances and Other Interests, the District Court entered an Order on October 26, 1987, authorizing the Trustee to sell the Sea Pines Assets free and clear of all liens, encumbrances and other claims, except for certain Permitted Exceptions, a copy of which Order is attached hereto as Exhibit "B" and incorporated herein by this reference;

WHEREAS, on October 22, 1987, John F. Curry, Trustee in Bankruptcy for Hilton Head Holdings Corporation and Sea Pines Plantation Company (as Seller), and Sea Pines Associates, Inc. (as Buyer), did enter into an Asset Purchase Agreement for the Sea Pines Assets, which Asset Purchase Agreement was approved by Order of the District Court on October 22, 1987, a copy of which is attached as Exhibit "C";

WHEREAS, Sea Pines Plantation Company has agreed to amend its Articles of Incorporation to change its corporate name to Hilton Head Liquidation Corp. in order to allow Buyer, Sea Pines Associates, Inc., or its designee, to form a new South Carolina corporation under the name of

Sea Pines Plantation Company, Inc., to take title to certain of the assets being conveyed pursuant to the Asset Purchase Agreement;

WHEREAS, Sea Pines Plantation Company so amended its Articles of Incorporation, effective November 1, 1987, and is now known as Hilton Head Liquidation Corp., a copy of which amended Articles of Incorporation are attached hereto as Exhibit "D";

NOW, THEREFORE, Hilton Head Liquidation Corp., a South Carolina corporation, by John F. Curry, its Trustee (hereinafter referred to as "Grantor"), in consideration of the premises and also in consideration of the sum of One and No/100 ($1.00) to it in hand paid at and before the sealing and delivery of these presents by Sea Pines Plantation Company, Inc., whose address is P. O. Box 7000, Hilton Head Island, South Carolina 29938 (hereinafter referred to as "Grantee"), the receipt whereof is hereby acknowledged, has granted, bargained, sold, conveyed and released, and by these presents, does grant, bargain, sell, convey and release unto the said Grantee, its successors and assigns forever, all of its rights, title and interest, whatever the same may be, in and to all of the property described on Exhibit "E" which is attached hereto and incorporated herein by this reference, subject to the Permitted Exceptions listed on Exhibit "F" which is attached hereto and incorporated herein by this reference.

TOGETHER with all and singular the rights, members, hereditaments and appurtenances to the said Premises belonging to or in any wise incident or appertaining thereto.

TO HAVE AND TO HOLD, all and singular the Premises aforementioned unto the said Grantee, its successors and assigns forever.

AND the said Grantor does by and for itself, its successors and assigns warrant and promises to forever defend all and singular the said

Premises unto the said Grantee, its successors and assigns, against itself and its successors and assigns and any person claiming by, through and under Grantor.

IN WITNESS WHEREOF, Grantor has caused these Presents to be executed by their duly authorized representatives and officers and their corporate seals to be hereto affixed this 17th day of November, in the year of Our Lord One Thousand Nine Hundred Eighty-seven and the two hundred and twelfth year of sovereignty and independence of the United States of America.

SIGNED, SEALED AND DELIVERED in the presence of:

[signature]

[signature]

HILTON HEAD LIQUIDATION CORP., (formerly known as Sea Pines Plantation Company), a South Carolina corporation

By: [signature]
John F. Curry, its Trustee

STATE OF SOUTH CAROLINA SOUTH CAROLINA TAX COMMISSION DOCUMENTARY STAMP TAX 999.00

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 990.00

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 990.00

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me NANCY L. OLAH who, on oath, says that She saw the within named Hilton Head Liquidation Corp., a South Carolina corporation (formerly known as Sea Pines Plantation Company), by John F. Curry, its Trustee, sign the within written instrument, and as its act and deed, deliver the same, and that She with Louise R. Lund witnessed the execution thereof.

Nancy L. Olah

SWORN TO before me this 17th day of November, 1987.

Carol P. Comer (L.S.)
Notary Public for South Carolina
My Commission Expires: 11/4/93

1.01.LITG23

EXHIBIT A

ORIGINAL FILED
at ___ o'clock & ___ min ___ M
OCT 15 1987
GEORGE B. CAUTHEN, CLERK
United States Bankruptcy Court
Columbia, South Carolina

UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF SOUTH CAROLINA

420

IN RE:	
GARDNER-MATTHEWS PLANTATION COMPANY,	86-03801
HILTON HEAD HOTEL COMPANY,	86-03803
VACATION RESORTS HOLDING, INC.,	86-03804
VACATION RESORTS, INC.,	86-03805
HILTON HEAD HOLDINGS CORPORATION,	86-03871
DEBTORS.	Chapter 11

ORDER CONFIRMING SECOND AMENDED
JOINT PLAN OF REORGANIZATION

The First Amended Joint Plan of Reorganization came before this Court on a hearing for confirmation commencing on October 13, 1987 subsequent to notice consistent with the Bankruptcy Rules, said Plan having been transmitted to the holders of Claims and Investor Interests of the Debtors and it having been determined after notice and hearing that:

1. The Second Amended Joint Plan of Reorganization (also the "Plan" or the "Second Amended Plan", as the context requires) modifies the First Amended Joint Plan of Reorganization filed on August 24, 1987 to recognize fees due the United States Trustee, to recognize approval of the FSLIC Agreement and Hewlette Agreement, to recognize the failure of certain other Agreements to be consummated, to reflect this Court's Order approving the distribution of proceeds from the sale of Indigo Run

EXHIBIT B

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF SOUTH CAROLINA

IN RE:	
GARDNER-MATTHEWS PLANTATION COMPANY,	86-03801
HILTON HEAD HOTEL COMPANY,	86-03803
VACATION RESORTS HOLDING, INC.,	86-03804
VACATION RESORTS, INC.,	86-03805
HILTON HEAD HOLDINGS CORPORATION,	86-03871
DEBTORS.	(Chapter 11)
JOHN F. CURRY, Trustee, Plaintiff, vs. BEAUFORT COUNTY TREASURER, ET AL., Defendants.	Adversary Proceeding Case No.: 87-0232

ORDER AUTHORIZING SALE OF THE DEBTORS' SEA PINES ASSETS

The Amended Complaint to Sell the Debtors' Sea Pines Assets Free and Clear of Liens, Encumbrances, and Other Interests (the "Complaint") came on for hearing before this Court on October 14, 1987. Upon this Court's determination from the testimony and evidence in the record before it that all persons claiming a lien, encumbrance, or other interest in the Debtors' Sea Pines Assets were served with the Complaint by mail or by publication in accordance with Rules 4(d) and 4(i) of the Federal Rules of Civil Procedure and Bankruptcy Rule 7004 and that proper notice of hearing on the Complaint was given to all creditors and parties in interest in accordance with Bankruptcy

WHEREAS, Affidavits of consideration were filed on November 17, 1987, showing an estimate of the consideration paid (See Exhibits "A" and "B" attached hereto); said estimate in the amount of $18,300,000.00, and

WHEREAS, the actual amount of the consideration has now been determined as $18,419,000.00 (See Exhibit "C" attached hereto),

NOW THEREFORE, this corrective Affidavit of Consideration is being filed and the documentary stamp tax on the additional amount of $119,000.00 being paid.

1014

STATE OF SOUTH CAROLINA
COUNTY OF BEAUFORT

CORRECTIVE
AFFIDAVIT OF CONSIDERATION

PERSONALLY appeared before me James P. Scheider, Jr.

Who being duly sworn, deposes and says that the following is a true and correct statement concerning the consideration for the conveyance set out hereinbelow:

GRANTOR: See Exhibits "A" and "B" attached

GRANTEE: Sea Pines Plantation Company, Inc.

Date of Deed: November 17, 1987

Recorded in Deed Book ____ at Page ____ (See Exhibit "C" Attached)

Additional Consideration: ONE HUNDRED NINETEEN THOUSAND AND NO/100 ---($ 119,000.00)DOLLARS

[signature]
Attorney

SWORN to before me this 24th day of August, 1988.

[signature] (SEAL)
Notary Public for South Carolina
3/12/91
My commission expires

EXHIBIT "A"

--1015

STATE OF SOUTH CAROLINA)
COUNTY OF BEAUFORT)

AFFIDAVIT OF CONSIDERATION

PERSONALLY appeared before me, WILLIAM W. JONES, JR., who being duly sworn, deposes and says that the following is a true and correct statement concerning the consideration for the conveyance set out hereinbelow:

GRANTOR: John F. Curry, Trustee in Reorganization for Hilton Head Holdings Corp. and Hilton Head Liquidation Corp. (formerly known as Sea Pines Plantation Company)

GRANTEE: Sea Pines Plantation Company, Inc.

Date of Deed: November 17, 1987

Recorded in Deed Book _____ at Page _____

Consideration: EIGHTEEN MILLION THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($18,300,000.00)

The Consideration set forth herein is an estimate and not intended to be binding on the Grantor or Grantee. In the event that the Grantee hereinafter allocates a value to the real property described in the Deed that exceeds EIGHTEEN MILLION THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($18,300,000.00), the Grantee shall pay the additional documentary stamp tax as may be appropriate.

William W. Jones, Jr.
Attorney for Sea Pines Plantation Company, Inc.

SWORN to before me this 17th

day of November, 1987.

Linda A. Moore
Notary Public for South Carolina
My Commission Expires: June 15, 1996

EXHIBIT "B"

STATE OF SOUTH CAROLINA)
) AFFIDAVIT OF CONSIDERATION
COUNTY OF BEAUFORT)

PERSONALLY appeared before me, WILLIAM W. JONES JR., who being duly sworn, deposes and says that the following is a true and correct statement concerning the consideration for the conveyance set out hereinbelow:

GRANTOR: Earl D. Hawlette, Jr.

GRANTEE: Sea Pines Plantation Company, Inc.

Date of Deed: November 17, 1987

Recorded in Deed Book _____ at Page _____

Consideration: EIGHTEEN MILLION THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($18,300,000.00) this being the same Consideration paid pursuant to the conveyance between John F. Curry, Trustee in Reorganization for Hilton Head Holdings Corp. and Hilton Head Liquidation Corp. (formally known as Sea Pines Plantation Company), as Grantor and Sea Pines Plantation Company, Inc., as Grantee, date of Deed November 17, 1987 recorded in Deed Book ____ at Page ____.

The Consideration set forth herein is an estimate and not intended to be binding on the Grantor or Grantee. In the event that the Grantee hereinafter allocates a value to the real property described in the Deed that exceeds EIGHTEEN MILLION THREE HUNDRED THOUSAND AND NO/100 DOLLARS ($18,300,000.00), the Grantee shall pay the additional documentary stamp tax as may be appropriate.

William W. Jones, Jr.
Attorney for Sea Pines Plantation Company, Inc.

SWORN to before me this 17th

day of November, 1987.

Notary Public for South Carolina
My Commission Expires: [illegible]

1017

EXHIBIT "C"

SEA PINES PLANTATION
REAL ESTATE VALUATION
ALLOCATION OF FAIR MARKET VALUE

FINAL SUMMARY

$000

PARCEL IDENTIFIER	DESCRIPTION	ACREAGE	LAND VALUE	DEPRECIABLE LAND IMPROVEMENTS VALUE	BUILDING VALUE	TOTAL VALUE
1	• LAWTON STABLES	21.706	200	28	30	258
2	HARBOURTOWN G.C.	136.500	4,559	875	25	5,459
3	HERITAGE DRIVING RANGE	3.305	110			110
4	• SEA PINES ACADEMY	3.000	60			60
5	HERITAGE CLUBHOUSE AREA	14.531	1,472	95	825	2,392
6	SEA MARSH G.C.	92.297	1,646	400	10	2,056
7	• SADDLEBAG BLDG.	0.094	50		75	125
8	• SOUTH BEACH SALES OFFICE	1.233	180	18	122	320
9	• HAL'S ALLEY	2.215	230		70	300
10	HERITAGE TENNIS COURTS	0.980	9		96	105
11	• SUNDAY PARK	1.980	60			60
12	• CONFERENCE CENTER TRACT	1.637	50	20		70
13	• SEA PINES CENTER RESIDUAL		300			300
14	• HARBOUR TOWN [illegible] PARKIN	3.210	100	145		245
15	• ARTIST AREA	2.490	75			75
16	OCEAN G.C.	96.830	1,726	450		2,176
17	• BEACH CLUB SITE	3.906	300		200	500
18	CLUB COURSE		733	500	275	1,508
19	SEA PINES FOREST PRESERV	605.700				0
20	• PARCEL "B"		90			90
21	• PARCEL "C"		50			50
22	• PARCEL "D"		40			40
23	• PARCEL "E"		40			40
24	• PARCEL "G"		600			600
25	• PARCEL "H"		160			160
26	SEA PINES RACQUET CLUB	9.372	55	775	90	920
27	• SOUTH BEACH POOL AREA	6.618	200	200		400
			13,095	3,506	1,818	18,419

Handwritten notes: Deed Book 490/415 Re-Recorded 491/1186 (parcels 1–17); DB 490/379 & DB 490/542 DB 490/840 (parcels 18–19); DB 490/542 (parcels 20–25); DB 490/415 DB 490/415 Re-R 491/1186 (parcels 26–27)

1018

J. S & P/J P S
415
1186

STATE OF SOUTH CAROLINA)
COUNTY OF BEAUFORT)

LIMITED WARRANTY DEED

Revenue Stamps Collected $ 130.90 Beaufort County, SC

Revenue Stamps Collected $ 20,130.00 Beaufort County, SC

NOW, KNOW ALL MEN BY THESE PRESENTS, that on or about November 24, 1986, Gardner-Matthews Plantation Company (86-03801), Hilton Head Holdings Corporation (86-03802), Hilton Head Hotel Company (86-03803), Vacation Resorts Holding, Inc. (86-03804), Vacation Resorts, Inc. (86-03805), The Hilton Head Company, Inc. (86-03808), Hilton Head Holdings Corporation, f/k/a Ginn Holding Corp. (86-03868), Hilton Head Company, a Delaware corporation (86-03869), Sea Pines Plantation (86-03870), Hilton Head Holdings Corporation (86-03869), Sea Pines Plantation (86-03870), Hilton Head Holdings Corporation formerly known as Ginn Holding Corp. (86-03871), Hilton Head Company, a Delaware Corp. (86-03884), and Sea Pines Plantation Company (86-03885) filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. On November 24, 1986, United States District Court Judge Sol Blatt, Jr., withdrew the reference of the above-stated cases to the United States Bankruptcy Court and the cases were retained and reserved in the United States District Court pursuant to 28 U.S.C. Sections 157 and 1334;

WHEREAS, by Order of the District Court entered November 26, 1986, John F. Curry was appointed Interim Trustee for the above-named Debtors and by Order entered December 23, 1986, was appointed Trustee pursuant to 11 U.S.C. Section 1104;

WHEREAS, by Orders of the District Court entered January 6, 1987, March 20, 1987 and August 24, 1987, the above-stated cases were consolidated into Gardner-Matthews Plantation Company (86-03801), Hilton Head Hotel Company (86-03803), Vacation Resorts Holdings, Inc. (86-03804),

1.0

INITIALS

1018-A


STATE OF SOUTH CAROLINA
DOCUMENTARY
STAMP
TAX

Vacations Resorts, Inc. (86-03995), and Hilton Head Holdings Corporation (86-03871) (hereinafter referred to as "Debtors");

WHEREAS, the Trustee managed the affairs and operated the businesses of these Debtors pursuant to 11 U.S.C. Section 1106;

WHEREAS, after proper notice and a hearing held on October 13, 1987, the District Court entered an Order confirming the Second Amended Joint Plan of Reorganization on October 15, 1987, which Order became final on October 25, 1987, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference;

WHEREAS, after proper notice and a hearing on October 14, 1987 on the Trustee's amended Complaint to Sell the Debtors' Sea Pines Assets Free and Clear of Liens, Encumbrances and Other Interests, the District Court entered an Order on October 26, 1987, authorizing the Trustee to sell the Sea Pines Assets free and clear of all liens, encumbrances and other claims, except for certain Permitted Exceptions, a copy of which Order is attached hereto as Exhibit "B" and incorporated herein by this reference;

WHEREAS, on October 22, 1987, John F. Curry, Trustee in Bankruptcy for Hilton Head Holdings Corporation and Sea Pines Plantation Company (as Seller), and Sea Pines Associates, Inc. (as Buyer), did enter into an Asset Purchase Agreement for the Sea Pines Assets, which Asset Purchase Agreement was approved by Order of the District Court on October 22, 1987, a copy of which is attached as Exhibit "C";

WHEREAS, Sea Pines Plantation Company has agreed to amend its Articles of Incorporation to change its corporate name to Hilton Head Liquidation Corp. in order to allow Buyer, Sea Pines Associates, Inc., or its designee, to form a new South Carolina corporation under the name of

Sea Pines Plantation Company, Inc., to take title to certain of the assets being conveyed pursuant to the Asset Purchase Agreement;

WHEREAS, Sea Pines Plantation Company so amended its Articles of Incorporation, effective November 1, 1987, and is now known as Hilton Head Liquidation Corp., a copy of which amended Articles of Incorporation are attached hereto as Exhibit "D";

NOW, THEREFORE, Hilton Head Liquidation Corp., a South Carolina corporation, by John F. Curry, its Trustee (hereinafter referred to as "Grantor"), in consideration of the premises and also in consideration of the sum of One and No/100 ($1.00) to it in hand paid at and before the sealing and delivery of these presents by Sea Pines Plantation Company, Inc., whose address is P. O. Box 7000, Hilton Head Island, South Carolina 29938 (hereinafter referred to as "Grantee"), the receipt whereof is hereby acknowledged, has granted, bargained, sold, conveyed and released, and by these presents, does grant, bargain, sell, convey and release unto the said Grantee, its successors and assigns forever, all of its rights, title and interest, whatever the same may be, in and to all of the property described on Exhibit "E" which is attached hereto and incorporated herein by this reference, subject to the Permitted Exceptions listed on Exhibit "F" which is attached hereto and incorporated herein by this reference.

TOGETHER with all and singular the rights, members, hereditaments and appurtenances to the said Premises belonging to or in any wise incident or appertaining thereto.

TO HAVE AND TO HOLD, all and singular the Premises aforementioned unto the said Grantee, its successors and assigns forever.

AND the said Grantor does by and for itself, its successors and assigns warrant and promises to forever defend all and singular the said

Premises unto the said Grantee, its successors and assigns, against itself and its successors and assigns and any person claiming by, through and under Grantor.

IN WITNESS WHEREOF, Grantor has caused these Presents to be executed by their duly authorized representatives and officers and the corporate seals to be hereto affixed this 17th day of November, in the year of Our Lord One Thousand Nine Hundred Eighty-seven and the two hundred and twelfth year of sovereignty and independence of the United States of America.

SIGNED, SEALED AND DELIVERED
in the presence of:

[signature]
[signature]

HILTON HEAD LIQUIDATION CORP., (formerly known as Sea Pines Plantation Company), a South Carolina corporation

By: [signature]
John F. Curry, its Trustee

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 999.00

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 999.00

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 999.00

1022

419

1190

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me NANCY L. OLAH who, on oath, says that She saw the within named Hilton Head Liquidation Corp., a South Carolina corporation (formerly known as Sea Pines Plantation Company), by John F. Curry, its Trustee, sign the within written instrument, and as its act and deed, deliver the same, and that She with Louise R. Lund witnessed the execution thereof.

Nancy L. Olah

SWORN TO before me this 17th
day of November, 1987.

Carol P. Comer (L.S.)
Notary Public for South Carolina
My Commission Expires: 11/4/93

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 999.00
SMK-9398

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX 999.00
SMK-9398

1.01.LITG23

EXHIBIT A

UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF SOUTH CAROLINA

IN RE:

GARDNER-MATTHEWS PLANTATION COMPANY,	)	86-03801
HILTON HEAD HOTEL COMPANY,	)	86-03803
VACATION RESORTS HOLDING, INC.,	)	86-03804
VACATION RESORTS, INC.,	)	86-03805
HILTON HEAD HOLDINGS CORPORATION,	)	86-03871
DEBTORS.	)	Chapter 11

ORDER CONFIRMING SECOND AMENDED
JOINT PLAN OF REORGANIZATION

The First Amended Joint Plan of Reorganization came before this Court on a hearing for confirmation commencing on October 13, 1987 subsequent to notice consistent with the Bankruptcy Rules, said Plan having been transmitted to the holders of Claims and Investor Interests of the Debtors and it having been determined after notice and hearing that:

1. The Second Amended Joint Plan of Reorganization (also the "Plan" or the "Second Amended Plan", as the context requires) modifies the First Amended Joint Plan of Reorganization filed on August 24, 1987 to recognize fees due the United States Trustee, to recognize approval of the FSLIC Agreement and Hewlette Agreement, to recognize the failure of certain other Agreements to be consummated, to reflect this Court's Order approving the distribution of proceeds from the sale of Indigo Run

J.S&P/JFS

STATE OF SOUTH CAROLINA
SOUTH CAROLINA TAX COMMISSION
DOCUMENTARY STAMP TAX $99.00

2309

STATE OF SOUTH CAROLINA)
)
COUNTY OF BEAUFORT)

LIMITED WARRANTY DEED

Revenue Stamps
Collected
$ 2618 00
Beaufort County, SC

FOGELMAN PROPERTIES, INC.

in the State aforesaid, for and in consideration of the sum of TEN and 00/100 ($10.00) Dollars AND OTHER VALUABLE CONSIDERATION to it in hand paid at and before the sealing of these presents by Sea Pines Plantation Company, Inc., Post Office Box 7000, Hilton Head Island, South Carolina 29938 in the State aforesaid, (the receipt whereof is hereby acknowledged) has granted, bargained, sold, conveyed and released, and by these presents does grant, bargain, sell, convey and release unto the said SEA PINES PLANTATION COMPANY, INC., its successors and assigns, the following described real property, to wit:

SEE EXHIBIT A, attached hereto and made a part hereof, and subject to those Permitted Exceptions as set forth in Exhibit B, attached hereto and made a part hereof.

The within property is the same property conveyed to Fogelman Properties, Inc. by deed from Universetrust, Inc., dated November 17, 1986 and recorded in Beaufort County Deed Book 463 at Page 1798.

The within deed was prepared in the law offices of [illegible] Scarminach, P.A., Post Office Drawer 14, Hilton Head Island, South Carolina 29938.

TOGETHER with all and singular, the Rights, Members, Hereditaments and Appurtenances to the said Premises belonging, or in anywise incident or appertaining.

TO HAVE AND TO HOLD, the said Premises before mentioned unto the said SEA PINES PLANTATION COMPANY, INC., its successors and assigns forever in fee simple,

and FOGELMAN PROPERTIES, INC. does hereby covenant with Sea Pines Plantation Company, Inc. that Fogelman Properties, Inc. has done nothing to impair such title as Fogelman Properties, Inc. received, and Fogelman Properties, Inc. does by and for itself, its successors and assigns, warrant and promise forever to defend all and singular the said premises and title unto Sea Pines Plantation Company, Inc., its successors and assigns, against itself and its successors and assigns and all persons claiming by, under or through Fogelman Properties, Inc. except for the Permitted Exceptions set forth in Exhibit B attached hereto and incorporated herein by reference.

WITNESS its Hand and Seal, this 15th day of April in the year of our Lord one thousand nine hundred and eighty eight and in the two hundred and thirteenth year of the Sovereignty and Independence of the United States of America.

SIGNED, SEALED AND DELIVERED

[signature]

[signature]

FOGELMAN PROPERTIES, INC.

BY: [signature]
President

ATTEST: N/A

STATE OF SOUTH CAROLINA)
)   PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me Charles A. Scarminach, and made oath that (s)he saw the within named FOGELMAN PROPERTIES, INC. by Avron B Fogelman, its President, sign the within Deed and N/A, its N/A, attest the same and that (s)he with Samuel J. Morris III witnessed the execution thereof.

SWORN to before me this 15th day of April, 1988.

(Witness)

Notary Public for South Carolina
My Commission expires: 11/29/93

EXHIBIT "A" 2312

LEGAL DESCRIPTION

PARCEL IV - PLANTATION CLUB AND ADJACENT AREAS

ALL that certain piece, parcel or tract or land, containing 8.177 acres, together with improvements thereon, situate, lying and being in Sea Pines Plantation on Hilton Head Island, in the County of Beaufort and State of South Carolina, and being more particularly shown and described on a Plat of "As-Built Plantation Club Additions and Improvements", a Section of Sea Pines Plantation, by Coastal Surveying Co., Inc., dated February 12, 1975, which said plat is duly recorded in the Office of the Clerk of Court for Beaufort County, South Carolina, in Plat Book 23 at Page 94, and having such courses, metes and bounds as shown on said plat, which is incorporated herein by reference and made a part and parcel hereof.

The above described property is composed of a 5.093 acre tract shown as the Plantation Club and Golf Shop on a plat by Richardson & Assoc., Inc., dated February 20, 1974, revised March 20, 1974 (to show an addition of 1.238 acres herein described), recorded in Plat Book 22, Page 80, together with a 2.707 acre tract shown on a Plat of 6.17 acres, adjacent to the East of the Plantation Club and Golf Shop tract, (but excluding the future Villa Site of 3.461 acres), a Section of Sea Pines Plantation, by Richardson & Assoc., Inc., dated April 2, 1974, recorded in Plat Book 22, Page 79, and together with a triangular portion of Fairway No. 1, as shown on Plat of Ocean Golf Course by Richardson & Assoc., Inc., dated April 2, 1974, April 4, 1974, April 25, 1974 and May 3, 1974, recorded in Plat Book 22, Page 62, adjacent to the North of the Plantation Club and Golf Shop tract of 5.093 acres shown on said plat recorded in Plat Book 22, Page 80.

ALSO: All that certain piece, parcel or tract of land, containing 1.232 acres, together with improvements thereon, situate, lying and being in Sea Pines Plantation, on Hilton Head Island, in the County of Beaufort and State of South Carolina, and being that 1.233 acre parcel shown on a Plat of Plantation Clubhouse Tract, by Richardson & Assoc., Inc., dated February 20, 1974, and revised March 20, 1974, to add said 1.238 acres, recorded in the Office of the Clerk of Court for Beaufort County in Plat Book 22, Page 80, and having such courses, metes and bounds as are shown on said plat, which is incorporated herein by reference and made a part and parcel hereof.

The aforesaid properties include the transfer of any and all family dwelling unit development rights, hotel development rights, specifically the right to construct a 100 room hotel on the above described Property and any other rights related thereto as may have been granted to Fogelman Properties, Inc.

BEAUFORT COUNTY TAX MAP REFERENCE

Dist	Map	Submap	Parcel	Block
550	17	A	106	

EXHIBIT "B"

PERMITTED EXCEPTIONS

HHG 89-357

1. Declaration of Rights, Restrictions, Affirmative Obligations, Conditions, ETC., set forth in the Office of the Register of Mesne Conveyance for Beaufort County, South Carolina in Deed Book 243 at Page 743 and in Deed Book 78 at Page 306.

2. Easements, etc. as reflected on the plats recorded in the Office of the Register of Mesne Conveyance for Beaufort County, South Carolina in Plat Book 22 at Pages 79, 80 & 82, Plat Book 23 at Page 94, Plat Book 25 at Page 109, Plat Book 25 at Page 71, Plat Book 25 at Page 67, and Plat Book 22 at Page 33.

3. Easements granted to Sea Pines Water Works Company as recorded in said RMC Office in Deed Book 130 at Page 34 and Deed Book 145 at Page 34.

4. Easements granted to Sea Pines Public Service District recorded in said RMC Office in Deed Book 190 at Page 255, and as amended.

5. Reciprocal Use Agreement between Sea Pines Plantation Company and Hilton Head Plantation Company as recorded in said RMC Office in Deed Book 232 at Page 2013 and as amended.

6. Open Space Restrictions as set forth in the instrument recorded in said RMC Office in Deed Book 135 at Page 9 and Deed Book 224 at Page 1036 and as amended.

7. Regulations for Traffic Control in Sea Pines Plantation as set forth in those instruments recorded in said RMC Office in Deed Book 354 at Page 337, Deed Book 430 at Page 1160 and Deed Book 453 at Page 1625.

8. Additional Declaration of Rights, Restrictions, Affirmative Obligations, Conditions, etc. Which Constitute Covenants Running With Certain Lands of Sea Pines Plantation Company dated February 8, 1984 and recorded in said RMC Office in Deed Book 390 at Page 179.

9. License and Easement Agreement between Sea Pines Plantation Company and Plantation Cablevision, Inc. recorded in said RMC Office in Deed Book 195 at Page 93, as amended and Consent Agreement recorded in Deed Book 454 at Page 525.

10. Commercial Use Covenants dated May 10, 1973 recorded in said RMC Office in Deed Book 209 at Page 1745.

11. Easements granted to Hilton Head Land Associates set forth in that certain deed dated September 14, 1979, recorded in said RMC Office in Deed Book 260 at Page 1433.

12. Grant of Easement for Reclaimed Water Distribution System between Sea Pines Plantation Company and Sea Pines Public Service District as set forth in those instruments recorded in said RMC Office in Deed Book 452 at Page 691 and as shown on Plat Book 33 at Page 231.

13. Golf Facilities Use and Access Agreement recorded in said RMC Office in Deed Book 477 at Page 1276.

14. Grant of Easement to Fogelman Properties, Inc. recorded in said RMC Office in Deed Book 490 at Page 356.

15. Interests created by, or limitations on use imposed by, the Federal Coastal Zone Management Act or other Federal Law or by S.C. Code Sections 48-39-10 through 48-39-220, as amended or any regulations promulgated pursuant to said State or federal laws.

16. All right, title, interest and use in and to that portion of the insured property which lies below the mean high water mark of rivers, creeks or the Atlantic Ocean; and to any property which is or might be considered marsh, swamp or tidal flow areas or which may be claimed by any governmental or quasi-governmental entity or title to any portion of the insured property that may be accreted as defined in the Coastal Tideland and Wetland Act.

17. Taxes and assessments for the year 1988 and subsequent year.

18. Regulations, Requirements and Zoning Ordinances of the Town of Hilton Head Island specifically including the Land Management Ordinance (LMO) of the Town of Hilton Head Island as may be amended.

J.S&P/JPS

RECORDED THIS 10th DAY
OF May 1988
IN BOOK U PAGE 1108A
FEES, $
Mary Ann Graylane
AUDITOR, BEAUFORT COUNTY, S. C.

DSP
FILED AT 2:18 O'CLOCK P M
BEAUFORT COUNTY S. C.
RECORDED IN BOOK 499 PAGE 2309
APR 19 1988
[signature]
REGISTER OF MESNE CONVEYANCE

EXHIBIT/1

4388/ASSIGN.F --2315

STATE OF SOUTH CAROLINA)
) ASSIGNMENT
COUNTY OF BEAUFORT)

THIS ASSIGNMENT entered into this 18th day of April, 1988, by and between FOGELMAN PROPERTIES, INC., a Tennessee Corporation doing business in South Carolina, whose address is 5400 Poplar Avenue, Memphis, Tennessee 35119 (hereinafter referred to as "Assignor") and SEA PINES PLANTATION COMPANY, INC., a South Carolina Corporation, whose address is P.O. Box 7000, Hilton Head Island, South Carolina 29938 (hereinafter referred to as "Assignee").

W I T N E S S E T H:

WHEREAS, a Settlement Agreement was entered into between the Association of Sea Pines Plantation Owners, Inc. and Edward J. Kusel, and Sea Pines Plantation Company, dated February 8, 1984 ("the Settlement Agreement") which provided in part that no more than One Hundred (100) new Hotel, Motel and/or Inn rooms could be located or constructed in the area referred to as the "Plantation Club Tract" as described in the Settlement Agreement; and

WHEREAS, Sea Pines Plantation Company (now Hilton Head Liquidation Corp.), in order to implement the terms of the Settlement Agreement, thereafter recorded certain restrictive covenants in the Office of the Clerk of Court for Beaufort County South Carolina on March 16, 1984, in Deed Book 390 at Page 201 which in part provide that no more than One Hundred (100) new Hotel, Motel or Inn Rooms could be located or constructed at the Plantation Club Tract as described in said covenants; and

WHEREAS, on or about September 29, 1987, Assignor did enter into a Settlement Agreement ("1987 Settlement Agreement") with John F. Curry ("Trustee") as Chapter 11 Trustee for Hilton Head Holdings Corp., Sea Pines Company, and Sea Pines Plantation Company, wherein the Trustee agreed to convey, quit claim, and assign to the Assignor any claims, rights, title and interest in and to the transferable and assignable 100 hotel room density unit allocation for the Sea Pines Inn and Conference Center located on the Plantation Club Tract; and

WHEREAS, on October 23, 1987, the Trustee conveyed and assigned to Assignor without recourse, all right, title and interest in and to the one hundred (100) hotel room density unit allocation for the Sea Pines Inn and Conference Center by instrument recorded November 17, 1987 in Deed Book 490 at Page 338 in the RMC Office for Beaufort County, South Carolina; and

EXHIBIT "A"

OCEAN GOLF COURSE

FIRST NINE HOLES

ALL those certain pieces, parcels or tracts of land, with all improvements thereon, situate, lying and being in Sea Pines Plantation, on Hilton Head Island, Beaufort County, South Carolina, and being more particularly shown and described as the First Nine Holes of the Ocean Golf Course, as shown on a plat designated "A Plat of Ocean Golf Course, a Section of Sea Pines Plantation, Hilton Head Island, Beaufort County, South Carolina," prepared by Richardson & Associates, dated February 15, 1974, revised February 27, 1974, April 4, 1974, April 25, 1974, May 3, 1974, February 18, 1975, and April 29, 1985, and recorded in the Office of the Register of Mesne Conveyance for Beaufort County, South Carolina, in Plat Book 12 at Page 41, and Plat Book 33 at Pages 39 and 40. Said First Nine Holes of the Ocean Golf Course are designated on said plat as Fairway Number One through Fairway Number Nine inclusive, and include a total of 48.29 acres. For a more detailed description as to the courses, metes and bounds of the said First Nine Holes of the Ocean Golf Course, reference may be had to the above referred to plat of record.

SECOND NINE HOLES

ALL those certain pieces, parcels or tracts of land, with all improvements thereon, situate, lying and being in Sea Pines Plantation, on Hilton Head Island, Beaufort County, South Carolina, and being more particularly shown and described as the Second Nine Holes of the Ocean Golf Course, as shown on a plat designated "A Plat of Ocean Golf Course, a Section of Sea Pines Plantation, Hilton Head Island, Beaufort County, South Carolina," prepared by Richardson & Associates, dated February 15, 1974, revised February 27, 1974, March 20, 1974, April 25, 1974, February 18, 1975, and February 18, 1975, and April 29, 1985, and recorded in the Office of the Register of Mesne Conveyance for Beaufort County, South Carolina, in Plat Book 12 at Page 41 and Plat Book 33 at Pages 39 and 40. Said Second Nine Holes of the Ocean Golf Course are designated on said plat as Fairway Number Ten through Fairway Number Eighteen inclusive, and include a total of 48.54 acres. For a more detailed descriptions to the courses, metes and bounds of the

said Second Nine Holes of the Ocean Golf Course, reference may be had to the above referred to plat of record.

)ffices of
Schelder &
son, P.A.
d Island, S.C.

EXHIBIT "A"

SEA MARSH GOLF COURSE

ALL that piece, parcel or tract of land, with all improvements thereon, situate, lying and being in Sea Pines Plantation on Hilton Head Island, Beaufort County, South Carolina, and being more particularly shown and described as the SEA MARSH GOLF COURSE, A SECTION OF SEA PINES PLANTATION, on a plat prepared by Richardson & Associates, Hilton Head Island, South Carolina, dated March 28, 1974, revised April 8, 1974, April 25, 1974, May 3, 1974, and April 29, 1985, and recorded in the Office of the Register of Mesne Conveyance for Beaufort County, South Carolina, in Plat Book 33 at Page 34, Plat Book 22 at Page 68 and Plat Book 17 at Page 99. Said Sea marsh Golf Course as shown thereon, contains Fairways Number One through Eighteen for a total of 91.687 acres, plus easement acreage of .610 acre for a total Sea Marsh Golf Course acreage of 92.297 acres. For a more detailed description to the courses, metes and bounds of the eighteen (18) Fairways and Easements of the Sea Marsh Golf Course, reference may be had to the above referred to plat of record.

The following property is specifically excepted from the above-described property and not included as part of the parcel thereof:

ALL those certain pieces, parcels or areas of land, situate, lying and being in Forest Court Subdivision, Sea Pines Plantation, Hilton Head Island, Beaufort County, South Carolina, shown, described, and known as "Encroachment No. 1" and "Encroachment No. 2" as shown and described on a plat thereof recorded in the Office of the Register of the Mesne Conveyance for Beaufort County, South Carolina, in Plat Book 26 at Page 60. For a more accurate description of the said "Encroachment No.1" and "Encroachment No. 2," reference to the plat recorded in Beaufort County Plat Book 26 at Page 60 is craved.

SEA PINES PLANTATION CLUB
DRIVING RANGE

All that certain piece, parcel or tract of land shown and described as "Driving Range" containing 11.58 acres more or less on a Plat entitled "A Plat of 11.58 Acres, A Composite Plat of the Driving Range for the Sea Marsh and Ocean Golf Courses, A Section of Sea Pines Plantation", prepared by Jerry L. Richardson, S.C. R.L.S. #4784 and dated March 17, 1987, revised November 10, 1987 and recorded in the Office of the Register of Mesne Conveyance for Beaufort County, South Carolina in Plat Book _____ at Page _____.

SP Driving Range Desc GSH02

EXHIBIT A

Sea Pines Racquet Club

(Currently titled in Earl D. Hewlette, Jr.)

ALL that certain piece, parcel or tract of land containing 9.372 acres and being more particularly described as Parcel "A" on a Plat entitled "Sea Pines Racquet Club" dated March 7, 1985, prepared by Sea Island Engineering, Inc. and recorded in Plat Book 32 at Page 238, Beaufort County Records.

Said Parcel "A" being a portion of "Parcel C" on a Plat entitled "Plat of 136.56 acres, Sea Pines Plantation, known as Harbour Town Golf Course" prepared by Thomas & Hutton Engineering Company, dated March 11, 1969, revised May 8, 1971, revised January 25, 1973, further revised January 26, 1973 and recorded in Plat Book 20 at Page 157, Beaufort County Records.

SAVE AND EXCEPT, ALL that certain piece, parcel or tract of land as shown on a plat entitled "Harbour Town Pump Station Site" dated September 1, 1971, prepared by Thomas and Hutton Engineering Company as recorded in Deed Book 190 at Page 255, Beaufort County Records; and SAVE AND EXCEPT, ALL that certain piece, parcel or tract of land containing 0.931 acres, as shown on a plat entitled "Plat of 0.931 acres, a portion of Harbour Town Racquet Club, a section of Sea Pines Plantation, Hilton Head Island, Beaufort County, S.C." dated August 12, 1983, as prepared by Rudy W. Wheeler, S.C. Registered land Surveyor No. 7263 as recorded in Lease Book 16 at Page 926, Beaufort County Records.

This page was intentionally left blank.

Site Plans



40' 80' 160'


LAWTON VILLAS
LIVE OAK ROAD
NORTH LIVE OAK ROAD
100' 200' 400'
OCEAN GOLF COURSE
SEA PINES
PLANTATION
SURVEYING CONSULTANTS
PREPARED FOR: SEA PINES PLANTATION COMPANY


OCEAN GOLF COURSE
SEA PINES
PLANTATION
SURVEYING CONSULTANTS
PLANTATION CLUB VILLAS
SEA PINES CONFERENCE CENTER AND INN
RESERVED
MATCHLINE
PREPARED FOR: SEA PINES PLANTATION COMPANY
100'
200'
400'


RESERVED
BEACH LAGOON
SEA PINES DRIVE NORTH 8
WOODBINE PLACE
PREPARED FOR: SEA PINES PLANTATION C
100' 200' 400
OCEAN GOLF COUR
SEA PINES PLANTATION
SURVEYING CONS


PREPARED FOR: SEA PINES PLANTATION COMPANY
100'
200'
400'
OCEAN GOLF COURSE
SEA PINES
PLANTATION
SURVEYING CONSULTANTS



Zoning Excerpts

OFFICIAL ZONING MAP


NOTE:
THIS MAP, IN CONJUNCTION WITH THE OVERLAY ZONING DISTRICT MAPS AND THE OFFICIAL STREET MAP OF THE TOWN, COMPRISES THE OFFICIAL ZONING MAP FOR THE TOWN OF HILTON HEAD ISLAND. THIS MAP IS NUMBER 1 IN THIS SERIES OF MAPS.
PORT ROYAL SOUND
SKULL CREEK
SUBJECT
ATLANTIC OCEAN
CALIBOGUE SOUND
SUBJECT
ZONING DISTRICTS
RESIDENTIAL ZONING DISTRICTS
RS-2 DETACHED SINGLE FAMILY
RS-3 DETACHED SINGLE FAMILY
RS-4 DETACHED SINGLE FAMILY
RS-5 DETACHED SINGLE FAMILY
RM-4 LOW TO MODERATE DENSITY
RM-8 MODERATE DENSITY
RM-12 RESIDENTIAL MODERATE TO HIGH DENSITY
COMMERCIAL ZONING DISTRICTS
CL PARKWAY LIGHT COMMERCIAL
OL OFFICE/INSTITUTIONAL LOW INTENSITY
CM OFFICE/INSTITUTIONAL MODERATE INTENSITY
NC NEIGHBORHOOD COMMERCIAL
CC COMMERCIAL CENTER
IL LIGHT INDUSTRIAL AND COMMERCIAL DISTRIBUTION
MIXED USE ZONING DISTRICTS
PD-1 PLANNED DEVELOPMENT
CMU COMMUNITY MIXED USE
WMU WATER-ORIENTED MIXED USE
RESORT DEVELOPMENT ZONING DISTRICTS
CFB CENTRAL FOREST BEACH
RD RESORT DEVELOPMENT
OTHER ZONING DISTRICTS
PR PARKS, RECREATION AND PUBLIC FACILITIES
CON CONSERVATION
PD-1 MASTER PLANS
HILTON HEAD PLANTATION
INDIGO RUN
LONG COVE CLUB
PALMETTO DUNES
PALMETTO HALL PLANTATION
PORT ROYAL PLANTATION
SEA PINES
SHIPYARD PLANTATION
SPANISH WELLS PLANTATION
WEXFORD PLANTATION
ERLAY ZONING DISTRICTS
AFFORDABLE HOUSING: LMO SECTION 16-4-301
AHZ AIRPORT HAZARD: LMO SECTION 16-4-401
COR CORRIDOR: LMO SECTION 16-4-501
PD-2 PLANNED DEVELOPMENT: LMO SECTION 16-4-601
TOWN OF HILTON HEAD ISLAND PLANNING DEPARTMENT
THIS MAP IS EFFECTIVE AS OF: OCTOBER 5, 1999
1 0 1 2 Miles
N

TOWN OF HILTON HEAD ISLAND

One Town Center Court, Hilton Head Island, S.C. 29928
(843) 341-4600 Fax (843) 842-7728
http://www.ci.hilton-head-island.sc.us

May 15, 2001

Mr. Andy Hinds
Hotel and Club Associates, Inc.
3721-C W. Market Street
Greensboro, NC 27403

Dear Mr. Hinds:

This letter is in response to your questions regarding several areas inside Sea Pines Plantation within the Town of Hilton Head Island. This letter specifically addresses the zoning district and any special conditions as they relate to the following properties: Sea Marsh Golf Course, Ocean Golf Course, Harbour Town Golf Course, Inn at Harbour Town, Conference Center at Harbour Town and the Conference Center at the Sea Marsh and Ocean Golf Courses. The above listed properties are all within the PD-1, Planned Development Mixed Use zoning district. Please see the table below for existing and proposed uses according to the approved Sea Pines master plan.

Tract No.	Existing Uses & Facilities	Proposed Uses
8 -contains Inn at Harbour Town and Harbour Town Conference Center	Harbour Town Club House, Harbour Town Racquet Club, playground, parking lots, swimming pool, snack bar, restaurant, community services and maintenance	Commercial, residential, recreational and institutional, as permitted by covenants
11 -contains Sea Pines Conference Center	Sea Pines Golf Club, Sea Pines Conference Center, swimming pool and tennis courts, restaurants, lounges, parking lot, bicycle and auto rental, golf course storage and maintenance facilities	Hotel, commercial, residential, recreational and institutional, as permitted by covenants

If you need any additional information regarding these properties, please contact me at (843) 341-4698.

Sincerely,

Teri M. Bourgaux

Teri M. Bourgaux
Senior Planner

Environmental Assessment Excerpts

REPORT

OF

ENVIRONMENTAL CONCERNS

AT

SEA PINES PLANTATION

ON

HILTON HEAD ISLAND, SOUTH CAROLINA

MAY 13, 1988

REVISED

SEPTEMBER 13, 1989

PREPARED BY

THOMAS & HUTTON ENGINEERING CO.
SAVANNAH, GEORGIA

J-5645

CONCLUSIONS

1. When the Sea Pines Public Service District obtains final approval from South Carolina Department of Health and Environmental Control to dispose of 5 million gallons per day of treated effluent and the wetlands disposal pipe is completed it would appear that the disposal of treated effluent at Sea Pines would be a non problem.

2. If the incinerator continues to be operated in accordance with the permit and Clean Air Standards Act, the continued use of the incinerator also should be a non problem.

3. The golf course managers and maintenance supervisor appear to be handling and storing pesticides in accordance with South Carolina Department of Health and Environmental Control requirements.

4. The wash facility for the golf course maintenance equipment previously had caused unfavorable comments. The wash facility has been improved significantly. However, some monitoring action from previous washdown activities may be required.

5. The previous dredge activities do not appear to have caused any problems. They appear to have been completed within the confines of the issued permits.

RECOMMENDATIONS

That this report be accepted as a response to specific questions surfaced by the client, the client should realize it offers no guarantees and it only represents a diligent effort by a professional staff.

LEASE AGREEMENTS

Maint. Facil.

STATE OF SOUTH CAROLINA)
)
COUNTY OF BEAUFORT)

LEASE AGREEMENT
(Sea Pines Service Area)

THIS LEASE AGREEMENT made and entered into as of the 25th day of FEBRUARY, 1995, between SP SERVICE AREA PARTNERSHIP, a South Carolina general partnership, hereinafter called the "Landlord," and SEA PINES COMPANY, INC., a South Carolina corporation, hereinafter called the "Tenant";

1. Description of Premises. The Landlord for and in consideration of the rent herein reserved to be paid by the Tenant and in consideration of the covenants and provisions herein contained, to be kept and performed by the Tenant, does hereby lease unto the Tenant and the Tenant does hereby lease from the Landlord, the following described property, hereinafter referred to as the "Premises":

> ALL those certain parcels of land, and improvements located thereon, situate, lying and being in Sea Pines Plantation on Hilton Head Island, Beaufort County, South Carolina, and being more particularly shown and described as parcels B-C-1, B-C-2 and the 20' Access Easement, on the attached Exhibit A. No portion of the Premises extends beyond the fence separating the Premises from Gleneagle Green or the Chain Fence separating the Premises from parcel B-C-4 as shown on Exhibit A.

TO HAVE AND TO HOLD said Premises unto the Tenant subject to the following conditions and covenants.

2. Use. The Premises shall be used by Tenant for the operation of a warehouse, service and maintenance area for residential, commercial and sports activities within Sea Pines Plantation or upon other properties owned, leased, or managed by the Tenant and no other, unless prior written permission is first obtained from the Landlord, which permission shall not be unreasonably withheld. In occupying the Premises, Tenant shall at all times fully comply with all laws, ordinances, orders and regulations, including all environmental laws and regulations of

the United States of America and the State of South Carolina, of any lawful party and shall keep the same in a neat, clean and attractive condition as they are at the commencement of the this lease term.

3. Term. The Tenant, its successors and assigns, are to have and to hold the above-described Premises together with the rights and appurtenances thereto for a term commencing the first day of March 1, 1995 and ending on February 28, 2015. "Lease Year" means a period of twelve (12) consecutive calendar months with the first Lease Year beginning March 1, 1995 to February 28, 1996. Each succeeding Lease Year shall commence on March 1 and run through February 28 of the succeeding year.

4. Rent.

(a) During the first Lease Year, Tenant covenants and agrees to pay the Landlord the sum of $63,000.00 per year in equal monthly installments of $5,250.00 payable in advance on the first day of each and every month beginning on March 1, 1995. Rent shall be mailed or delivered to and payable to (unless otherwise notified in writing by Landlord):

SP Service Area Partnership
c/o J. B. Fraser
P.O. Box 3269
71 Lighthouse Road, Suite 515
Hilton Head Is., SC 29928

(b) During the second Lease Year and each Lease Year thereafter during the term on this Agreement, Tenant covenants and agrees to pay to Landlord as the rent during each Lease Year an amount equal to the rent paid for the current Lease Year increased by the same percentage as the Revised Consumer Price Index (All Items) for Atlanta, Georgia increases over the previous calendar year ending December 31, with the increased for each Lease Year limited to a maximum of three (3%) percent, computed as follows:

(i) As promptly as practical after the end of each lease year, the Landlord shall compute the increase, if any, in the cost of living for the preceding year

based upon the "Revised Consumers Price Index - Cities (1994 = 100)" hereinafter called the "Index"), published by the Bureau of Labor Statistics of the United States Department of Labor.

(ii) The Index number indicated in the column for the City of Atlanta, entitled "all items" for the year ending December 31, 1994, shall be the "base Index number" and the corresponding Index number for the year ending December 31, 1995, and each year thereafter, shall be the "current Index number."

(iii) The current Index number shall be divided by the base Index number. From the quotient thereof, there shall be subtracted the integer 1, and any resulting positive number shall be the percentage of increase in the cost of living.

(iv) The percentage of increase multiplied by the existing annual rent shall be the increase required to be determined by this paragraph.

(v) The Landlord shall, within a reasonable time after obtaining the appropriate data necessary for computing such increase, give the Tenant notice of any increase so determined, and the Landlord's computation thereof shall be conclusive and binding but shall not preclude any adjustment required in the event of a published amendment of the Index figures- upon which the computation was based. If publication of the Consumer Price Index shall be discontinued, the parties hereto shall thereafter accept comparable statistics on the cost of living for the City of Atlanta, as they shall be computed and published by an agency of the United States or by a responsible financial publication or periodical of recognized authority then to be selected by the parties hereto, or if the parties cannot agree upon a

selection, by arbitration.

(c) Notwithstanding the provisions of Paragraph 4(b) above, in no event shall the rent payable for a succeeding Lease Year be less than that paid for the immediately preceding Lease Year.

5. <u>Examination of Premises</u>. Tenant has been in continuous possession of the Premises for approximately 7 years and accepts the Premises and the improvements upon the Premises in their present "as is" condition.

6. <u>Real Estate Taxes; Property Owners' Assessments</u>. Tenant agrees to pay, as and when the same become due and payable and prior to the same becoming past due, all real estate and personal property taxes and assessments levied or imposed against the Premises. Taxes and assessments for 1995 shall be paid by the Tenant in their entirety as well.

7. <u>Tenant's Alterations</u>. The Tenant shall have the right, from time to time, to make all such alterations and improvements to the interior or exterior of the improvements on the leased property and make any structural renovations or construct additional improvements as shall be reasonably necessary or appropriate in the Tenant's judgment for the Tenant's conduct thereon of its business, provided that prior to the commencement of such alterations or improvements, the Landlord shall in each case received copies of the plans for such renovations or improvements and Tenant has obtained all necessary approvals and permits from the Town of Hilton Head Island and any other governmental or quasi-governmental authority with jurisdiction over the Premises for such renovations and improvements.

The Tenant shall indemnify the Landlord against any materialmen's lien or other liens arising out of the making of any alterations, repairs, additions, or improvements by the Tenant.

All permanent improvements to the leased property, except as hereinafter set out shall become the property of the

Landlord.

8. Maintenance. Tenant, at its sole cost and expense and to the satisfaction of the Landlord, shall maintain and keep in good repair all of the leased property, including the pipes, heating systems, air conditioning system, window glass, fixtures and all other appliances and appurtenances belonging thereto. All repairs and replacements shall be in quality and class at least equal to the original work. Upon default of the Tenant in making such repairs and replacements, the Landlord may, but shall not be required to, make such repairs or replacements for the Tenant's account and expenses thereof shall constitute and be collectible as additional rent.

9. Utilities. The Tenant shall pay for its use of all utilities supplied to the Premises.

10. Losses to Tenant. Landlord shall not be liable to Tenant for any loss or damage suffered by Tenant or others as a result of the unfitness of the Premises.

11. Insurance; Indemnifications.

(a) Casualty Insurance and Loss. The Tenant will, at all times during the term of the Lease, keep the buildings located upon the Premises insured against loss or damage by fire, windstorm and other casualties commonly referred to as extended coverage in an amount acceptable to Landlord and which is adequate to repair or replace any damaged or destroyed improvements and with Landlord as the named insured. During the entire term hereof, Tenant agrees that it will suffer nothing to remain on or about the Premises which may invalidate such insurance or any part thereof. The original of said insurance policy or policies may remain in the possession of Tenant but shall be made available to Landlord if the occasion therefore arises and Tenant shall from time to time upon demand by Landlord deliver to it evidence of such insurance reasonably acceptable to Landlord. No policy shall contain a deductible clause in excess of Five Thousand and No/100 ($5,000.00)

Dollars.

(b) Indemnity-Liability Insurance. Tenant hereby covenants and agrees to indemnify, save and hold harmless the Landlord against any and all suits, losses, damages and expenses incurred or sustained, or that may be based on any alleged injury (including death) to any person or damage to any property that may occur or that may be alleged to have occurred because of or in consequence of Tenant's alleged negligence or that of its agents, servants, or employees, or growing out of the existence, use or occupancy of the Premises or any portion thereof, and whether such claim be made by an employee or Tenant or by a third person, and whether or not it shall be claimed that the alleged injury (including death or damage) was caused through the negligent act or omission of the Landlord, its agents, servants, or employees,and at its own expense, Tenant shall defend any and all such actions, pay all charges of attorneys, and all costs and other expenses arising therefrom.

Tenant agrees to carry throughout the term of the Lease, and any renewals thereof, comprehensive general liability and indemnity insurance without deductible with Landlord named in the policy or policies as an additional insured party, in such amounts as the Landlord may reasonably require. Evidence of said coverage shall be delivered to the Landlord prior to the commencement of the initial term of this Lease and from time to time upon demand of Landlord.

Such insurance may be carried under a blanket policy covering the Premises and other locations of Tenant or its parent corporation. Tenant shall upon request deliver to Landlord a certificate of the aforesaid policy together with evidence of payment therefor.

If at any time or times the Tenant shall neglect to provide such insurance as required by the provisions of this Lease, the Landlord may effect such insurance as the agent of the Tenant

by taking out policies in companies satisfactory to the Landlord. The amount of the premium paid for such insurance by the Landlord with the interest thereon shall be deemed rent and shall be payable with the installment of rent next thereafter due under the terms of this Lease. Upon default by the Tenant in the payment of any installment of rent as thus augmented, in addition to all other appropriate remedies, summary proceedings for the removal of the Tenant from the possession of the Premises for the non-payment of the rent as thus augmented may be prosecuted by the Landlord in the same manner as would be lawful in the case of the non-payment of the rent herein otherwise reserved.

(c) Indemnification by Tenant. Tenant covenants, at its own cost and expense, at all times during the Lease Term, to defend and save Landlord free, harmless and indemnified from all injury, loss, claims or damage (including reasonable attorneys' fees and disbursements) to any person or property arising from, related to or in connection with the use and occupancy of the Premises or conduct or operation of Tenant's business; Tenant shall store its property in and shall occupy the Premises at its own risk; Landlord, its agents and employees shall not be liable for, and Tenant waives all claims, for loss or damage to Tenant's business or damage to person or property sustained by Tenant or any person claiming through Tenant resulting from any accident or occurrence (unless caused by or resulting from the negligence of Landlord, its agents, servants or employees) in or upon the Premises or the building of which they are a part, including but not limited to, claims for damage resulting from: (i) any equipment or appurtenances becoming out of repair; (ii) injury done or occasioned by wind; (iii) any defect in or failure of plumbing, heating, ventilating or air conditioning equipment, electric wiring or installation thereof, water, stairs, porches, railings or walks; (iv) broken glass; (v) the backing up of any sewer pipe or downspout; (vi) the bursting, leaking, or breaking of any water

closet, waste pipe, drain or any other pipe or tank in, upon or about such building or Premises; (vii) the escape of hot water; (viii) water, upon or coming through the roof, skylight, trap door, stairs, doorways, show windows, walks or any other place upon or near such building or the Premises or otherwise; (ix) the falling of any fixture, plaster, tile or stucco.

12. Fire and Other Casualty. The entire risk of loss by fire or other casualty shall be borne by the Tenant. In the event the Premises are damaged or destroyed by fire or other casualty, Tenant shall rebuild or restore the same to as good a condition or better condition than that existing immediately prior to such fire or other casualty and Tenant shall provide any funds in excess of the insurance proceeds required to complete the work.

Should the Tenant for any reason desire to continue to occupy the Premises without rebuilding or repairing any damaged or destroyed improvement upon request by Tenant, the Landlord at its sole option, may elect to accept, in lieu of Tenant's obligation to repair or rebuild, the full amount of the insurance proceeds plus such additional sum as may be due from Tenant to cover the difference between the amount of the insurance proceeds and the estimated cost of completing the work.

Should the Landlord not elect to accept the insurance proceeds and cash payment but require the Tenant to comply with its obligation to repair or restore it agrees to make the insurance proceeds available to the Tenant for the sole purpose of applying such proceeds to the cost of said repairs.

Tenant agrees to proceed promptly with the repairs and during the period of any such repair or restoration the rent shall not abate.

13. Abandonment. In the event Tenant ceases to occupy the Premises before the expiration of the term hereof, or shall not operate said business in a normal manner for a period in excess of ninety (90) consecutive days, Landlord, in addition to the other

remedies granted to it by this Lease and by law, shall have the right to immediately enter and take possession of Premises and thereby terminate the term of this Lease. No such entry shall bar Landlord from the recovery of rent or damages for breach of any covenants hereof by Tenant.

14. Holding Over. In the event Tenant remains in possession of the Premises after the expiration of the term hereof, including any extension of the term, and without the execution of a new lease, Tenant shall occupy the Premises only as a Tenant holding over and may be dispossessed but, until dispossessed, shall be subject to all the conditions of this Lease insofar as consistent with such relationship.

15. Assignment and Subletting. Tenant may sublet the Premises or any part thereof, or permit the use of same by anyone other than Tenant without prior consent of Landlord, provided, however, such assignment, transfer or subletting shall not relieve Tenant of any obligation hereunder.

16. Litigation Expenses. In the event it becomes necessary for either party to initiate any claim or proceeding in order to enforce its alleged rights under the terms of this Lease, then the prevailing party shall be entitled to reimbursement of its costs and reasonable attorneys' fees incurred as a result of any such claim, proceeding or litigation, including but not limited to those caused by appellate proceedings.

17. Default.

(a) Rental Default. In the event Tenant shall fail to pay rent when due and the rent remains past due for ten (10) days after Tenant's receipt of written notice from Landlord of such delinquency, Landlord shall have the following rights:

(1) To declare this Lease forfeited.

(2) To declare this Lease terminated except for the purposes of enforcing the rights of Landlord then accrued hereunder.

(3) To eject Tenant but to hold Tenant responsible for the unexpired term, and in connection therewith, Landlord shall advertise the Premises or any part thereof for rent for the whole or any part of the unexpired term, or may with or without advertisement and either after public notice or by private negotiations, in order to minimize Tenant's loss and to secure the best rental, rent the same all for the account of the Tenant, and shall have the right to charge and collect from Tenant any difference between the sum or sums realized from such subletting for Tenant's account and the contract price in this Lease agreed to be paid by Tenant.

It is further mutually agreed that any such subletting by or on behalf of the Landlord, as hereinabove set forth, will not in any sense be a breach of contract on the part of the Landlord, but that any such subletting will as agent for Tenant and for Tenant's account in order to minimize Landlord's damages.

(b) Other Default.

(1) If Tenant shall be in default in performing any of the terms and provisions of this Lease, other than the provisions requiring the payment of rent, and if the Landlord shall give the Tenant notice of such default in writing by certified mail, and if Tenant shall fail to cure such default within sixty (60) days after the date of receipt of such notice, or, if the default is of such a character as to require more than sixty (60) days to cure, then if Tenant shall fail to use reasonable diligence in curing such default, then and in any such event, Landlord may cure any such default for the account of and at the cost and expense of Tenant, and all sums so expended by Landlord shall be deemed to be additional rent and on demand shall be paid by the Tenant on the day when rent shall next become due and payable; or, at

Landlord's option, Landlord may declare this Lease to be at an end, in which latter event the pertinent provisions of the paragraph covering other types of default shall be applicable.

(2) In addition to the foregoing, any of the following acts of or in behalf of the Tenant shall immediately terminate this lease:

(a) executes an assignment for the benefit of creditors;

(b) is adjudicated bankrupt or insolvent;

(c) applies for or consents to the appointment of a receiver or liquidator of it or of all or a substantial part of its assets;

(d) files a voluntary petition in bankruptcy or petition or answer seeking organization or an arrangement with creditors or seeking to take advantage or any other relief under any bankruptcy, reorganization, debtor's relief or other insolvency law now or hereafter existing;

(e) does not discharge an involuntary petition in bankruptcy filed against it within sixty (60) days thereof;

(f) files an answer admitting the material allegations of, or consenting to, or default in answering a petition filed against it in any bankruptcy, reorganization or other insolvency proceeding;

(g) institutes or voluntarily is or becomes a party to any judicial proceedings intended to effect a discharge of its

debts, in whole or in part, or a postponement of the maturity or the collection thereof.

18. Right of First Refusal to Purchase the Premises. The Tenant shall have the exclusive option during the term of this Lease to purchase the Premises, or any portion thereof, in the event of a proposed sale by Landlord to an unrelated third party at the price and on the terms of any bona fide offer for such property made in writing to the Landlord by such third party. Landlord agrees to notify the Tenant of any such bona fide offer and Tenant shall have thirty (30) days after written notice of the material terms of the offer to exercise this purchase option and close on the purchase of the Premises. This right of first refusal shall not apply to any transfers of partnership interest within SP Service Area Partnership, including but not limited to transfers between partners or family members and affiliates of partners, or trusts established by partners; or reorganizations involving any partnership interest held by corporate partners or trusts; or the reorganization of the partnership which is the Landlord as long as the then current partners of SP Service Area Partnership, the Landlord, maintain a minimum equity interest equal to one-third in any such new entity.

19. Condemnation. If the Premises, or any part thereof, is taken by eminent domain, this Lease shall expire on the date when the Premises shall be so taken, and the rent shall be apportioned as of that date. No part of any award for the Landlord's interest in the Premises shall belong to the Tenant.

20. Modification. No modification, alteration or amendment of this Lease shall be binding unless in writing and executed by the parties hereto, their heirs, successors or assigns.

21. Termination. Upon the expiration or earlier termination of the term hereof, the Tenant shall yield up peacefully and quietly to the Landlord possession of the Premises

in as good condition as they were at the commencement of this Lease, reasonable wear and tear and damage by fire or other casualty or the elements otherwise herein provided for excepted.

22. Notice. Until notified by the other to the contrary, all notices authorized or required to be given to the Landlord shall be personally delivered or sent to Landlord, by prepaid mail, and addressed to:

SP Service Area Partnership
c/o Joseph B. Fraser, Jr.
Post Office Box 3269
Hilton Head Island, SC 29928

and those authorized or required to be given to Tenant shall be personally delivered or sent to Tenant, by prepaid mail, and addressed to:

President
Sea Pines Company, Inc.
P.O. Drawer 7000
Hilton Head Island, SC 29938

23. Relationship Between the Parties. The Landlord and the Tenant are not and shall not be considered joint adventurers nor partners and neither shall have the power to bind or obligate the other except as set forth herein.

24. Recordable Instrument. The parties hereto agree, upon the request of either, to execute a declaration of lease to be recorded in lieu of a recording of this lease agreement.

25. Headnotes. The headnotes to the sections of this Lease are inserted only as a matter of convenience and for reference, and in no way confine, limit or describe the scope of intent of any section of this Lease nor in any way affect this Lease.

26. Rights of Parties. The provisions of this Lease shall bind and inure to the benefit of the parties hereto, their legal representatives, heirs, successors and assigns. Feminine or

neuter pronouns shall be substituted for those of the masculine form, and the plural shall be substituted for the singular number in any place or places herein in which the context may require.

27. Entire Agreement. Neither the Landlord nor the Tenant nor any of their agents have made any statement, promises or agreements, verbally or in writing, in conflict with the terms of this Lease. Any and all representations by either of the parties or their agents made during negotiations prior to execution of this Lease and which representations are not contained in the provisions hereof shall not be binding upon either of the parties hereto. It is further agreed that this Lease contains the entire agreement between the parties, and no rights are to be conferred upon any party until this Lease has been executed by all parties.

28. Quiet Enjoyment. Landlord is lawfully seized of and in possession of the Premises and agrees that the Tenant, upon the payment of rent and the faithful performance of all of the terms and obligations of this Lease, may quietly hold and enjoy the Premises free from hindrance or molestation by Landlord, except that the use of the Parking Area is non-exclusive.

29. Hazardous Materials.

(a) Tenant shall not cause or permit any Hazardous Material to be brought upon, kept, or used in or about the Premises by Tenant, its agents, employees, contractors or invitees, without the prior written consent of Landlord (which Landlord shall not unreasonably withhold as long as Tenant demonstrates to Landlord's reasonable satisfaction that such Hazardous Material is necessary or useful to Tenant's business and will be used, kept and stored in a manner that complies with all laws regulating any such Hazardous Material so brought upon or used or kept in or about the Premises). If Tenant breaches the obligations stated in the preceding sentence, or if the presence of Hazardous Material on the Premises caused or permitted by Tenant results in contamination of the Premises, or if contamination of the Premises by Hazardous Material

otherwise occurs for which Tenant is legally liable to Landlord for damage resulting therefrom, then Tenant shall indemnify, defend and hold Landlord harmless from any and all claims, judgments, damages, penalties, fines, costs, liabilities or losses (including, without limitation, diminution in value of the Premises, damages for the loss or restriction on use of rentable or usable space or any amenity of the Premises, damages arising from any adverse impact on marketing of space, and sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees) which arise during or after the lease term as a result of such contamination. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, remedial, removal, or restoration work required by any federal, state, or local governmental agency or political subdivision because of Hazardous Material present in the soil or ground water on or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Material on the Premises caused or permitted by Tenant results in any contamination of the Premises, Tenant shall promptly take all actions at its sole expense as are necessary to return the Premises to the condition existing prior to the introduction of any such Hazardous Material to the Premises; provided that Landlord's approval of such actions shall first be obtained, which approval shall not be unreasonably withheld so long as such actions would not potentially have any material adverse long-term or short-term effect on the Premises.

(b) As used herein, the term "Hazardous Material" means any hazardous or toxic substance, material or waste which is or becomes regulated by any local governmental authority, the State of South Carolina or the United States Government.

29. <u>Miscellaneous</u>.

(a) Tenant is hereby conveyed a non-exclusive easement for ingress and egress over the roads and walkways located

on land and easements held by Landlord leading into the Premises from Lighthouse Road in Sea Pines Plantation. Landlord reserves the right to modify or relocate this road easement; provided, however, any relocation of the road easement shall not unreasonably interfere with Tenant's access to the Premises.

(b) Tenant is hereby granted a non-exclusive right to park automobiles, vans and trucks (not larger than one-half ton) within a portion of the 100' Power Line Easement located adjacent to the Premises in the area marked as "Parking Cross-Easement" on Exhibit A for the term of this Lease (the "Parking Area" - references to the Premises hereinabove shall also include the Parking Area). Tractors, mowers and other equipment not generally considered an automobile, van or truck shall not permitted to be stored in the Parking Area. The use of the Parking Area shall be subject to the terms and conditions of the underlying power line easement.

(c) Landlord agrees to rent to the Tenant the additional area shown on Exhibit A as parcel B-C-3C (the "Additional Parcel") beginning no later than October 1, 1995 for the balance of the lease term for an additional $1,500.00 per year or $125.00 per month for the balance of the first Lease Year of this Lease. Upon the inclusion of the Additional Parcel into the Premises the monthly rent for the balance of the first year of this Lease shall be increased by $125.00 and the definition of the Premises shall also include the Additional Parcel for all other purposes under this Lease.

(This space has been intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have executed this Lease Agreement under seal on the day and year first above written as the date hereof.

SIGNED, SEALED AND DELIVERED IN THE PRESENCE OF:

LANDLORD:

SP SERVICE AREA PARTNERSHIP

By: Joseph B. Fraser
Partner

By: Piney Land Company
Partner

By: E. M. Payne III
President

TENANT:
SEA PINES COMPANY, INC.

By:
Its: President
Attest:
Its: Secretary

EXHIBIT A

Revised 5/6/98

SPACE

N 57°29'00" W — 90.40

S 34°46'37" W — 143.02

Golf Maintenance and Equipment Bldg.

B-C-1

GLENEAGLE GREEN

GREENWOOD FOREST

S 50°25'54" W — 97.03

S 55°16'10" W — 151.57

116.21

N 31°38'26" W — 95.00

85.04

75.00

B-C-3C

B-C-3B

S 55°52'00" W — 176.65

20' ACCESS EASEMENT

B-C-2

HOUSE KEEPING

B-C-4

S 55°52'00" W — 65.87

S 67°39'43" E — 333.10

S 67°39'43" E

131.09

151.53

PARKING CROSS EASEMENT

100.00'

B-C-3A

AIR. BLDG.

S 55°52'00" W — 137.51

80.61

56.91

S 67°39'43" E — 550.53

OPEN SPACE

100' POWERLINE EASEMENT

STATE OF SOUTH CAROLINA)
)
)
) ADDENDUM TO LEASE AGREEMENT
) (Sea Pines Service Area)
COUNTY OF BEAUFORT)

This Addendum To Lease Agreement dated the _____ day of February, 1995 by and between SP SERVICE AREA PARTNERSHIP, a South Carolina General Partnership, hereinafter called the "Landlord", and SEA PINES COMPANY, INC., a South Carolina corporation, hereinafter called the "Tenant".

WHEREAS, the Landlord and Tenant have executed that certain "LEASE AGREEMENT (Sea Pines Service Area), a copy of which is attached hereto as Exhibit "A" and which shall hereinafter be referred to as the "Lease"; and

WHEREAS, the Landlord and Tenant now desire to enter into the within Addendum to provide for a Tenant's right of first refusal to purchase the Premises; and

NOW THEREFORE, for Ten and No/100 ($10.00) Dollars and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Landlord and Tenant agree as follows:

1. The above WHEREAS clauses, by this reference thereto, are hereby incorporated into the body of this Addendum.

2. The Landlord hereby grants to the Tenant a right of first refusal to purchase the Premises described in the Lease, together with the property described at Exhibit "B", upon the following terms and conditions. Prior to Landlord's sale or conveyance of the Premises and/or Property at Exhibit "B", Landlord shall submit to Tenant in writing, the price for which Landlord desires to sell the Premises or Property and Tenant shall, for a period of thirty (30) days after receipt of such written notice, have the right to notify Landlord in writing of Tenant's intention to purchase the Premises and/or Property at Exhibit "B" for the price so indicated in the notice, in which event the Landlord shall sell the Premises and/or Property to Tenant for said price. The within right of first refusal shall apply not only to the real estate comprising the Premises and the Property at Exhibit "B" but also alternatively to the Partnership or Partnership interest(s) holding title to the said Premises and Property. This within right of first refusal shall survive the expiration or earlier termination of the Lease term and any extensions or renewals thereof.

IN WITNESS WHEREOF, the parties hereto have caused their seals to be set as of the ____ day of February, 1995.

SIGNED; SEALED AND DELIVERED
IN THE PRESENCE OF:

____

____

____

____

____

____

LANDLORD:

SP SERVICE AREA PARTNERSHIP

By: ______________________
Joseph B. Fraser
Partner

By: ______________________
Piney Land Company
Partner

By: ______________________
E.M. Payne III
President

TENANT:
SEA PINES COMPANY, INC.

By: ______________________

Its: ______________________

Attest: ______________________

Its: ______________________

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Company, Inc., by ____________________________, its ______________________________ _____, and ____, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with ____________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of ______________, 1995.)
)
)
____________________________) ______________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
)
COUNTY OF BEAUFORT)

PROBATE

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Service Area Partnership, by ________________________________, its __________ _________________________, and ________________________, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with _________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
_____________________________) _____________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
)
)
) ADDENDUM TO LEASE AGREEMENT
) (Sea Pines Service Area)
COUNTY OF BEAUFORT)

This Addendum To Lease Agreement dated the _____ day of February, 1995 by and between SP SERVICE AREA PARTNERSHIP, a South Carolina General Partnership, hereinafter called the "Landlord", and SEA PINES COMPANY, INC., a South Carolina corporation, hereinafter called the "Tenant".

WHEREAS, the Landlord and Tenant have executed that certain "LEASE AGREEMENT (Sea Pines Service Area), a copy of which is attached hereto as Exhibit "A" and which shall hereinafter be referred to as the "Lease"; and

WHEREAS, the Landlord and Tenant now desire to enter into the within Addendum in order to modify certain provisions of the Lease.

NOW THEREFORE, for Ten and No/100 ($10.00) Dollars and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Landlord and Tenant agree as follows:

1. The above WHEREAS clauses, by this reference thereto, are hereby incorporated into the body of this Addendum.

2. Paragraph 4 of the Lease shall be and is hereby amended to provide that the base rent of $5,250.00 per month shall remain constant until the commencement of the fourth (4th) Lease Year whereupon it shall be increased proportionate to the cumulative increase in the Revised Consumer Price Index (All Items) for Atlanta, Georgia increases since the commencement of the lease term. Said base rent, as increased at the commencement of the fourth (4th) lease year, shall thereupon remain constant until the commencement of the tenth (10th) lease year whereupon it shall be increased proportionate to the cumulative increase in the Revised Consumer Price Index (All Items) for Atlanta, Georgia since the commencement of the fourth (4th) lease year. The base rent shall thereupon remain constant for the remainder of the lease term.

3. Paragraph 8 of the Lease shall be and hereby is amended to read as follows:

"Tenant, at its sole cost and expense and to the satisfaction of the Landlord, shall maintain and keep in at least as good condition and repair as at the commencement of the within lease term all of the leased property, including the pipes, heating systems, air conditioning system, window glass, fixtures and all other appliances and appurtenances belonging thereto, normal wear and tear excepted. All repairs and replacements shall be in quality and class at least equal to their original work, normal wear and tear excepted. Upon default of the Tenant in making such repairs and replacements, the Landlord may, but shall not be required to, make such repairs or replacements for the Tenant's account and expenses thereof shall constitute and be collectible as additional rent."

4. Subparagraph (c) shall be and hereby is added to Paragraph 29 of the Lease as follows:

"At the expiration or earlier termination of the within Lease Agreement, Tenant shall have the right to cause, at its expense, an inspection of the Premises and property by a mutually acceptable expert in order to determine the existence of any unlawful contamination of the Premises and if such inspection or re-inspection cause to be performed at Tenant's request and expense results in a finding of no unlawful contamination then such inspection shall be considered conclusive and Tenant shall be deemed to have no further liability or potential liability under the terms of the within Paragraph 29."

IN WITNESS WHEREOF, the parties hereto have caused their seals to be set as of the ____ day of February, 1995.

SIGNED; SEALED AND DELIVERED IN THE PRESENCE OF:

____

____

____

____

____

____

LANDLORD:

SP SERVICE AREA PARTNERSHIP

By: ______________________
Joseph B. Fraser
Partner

By: ______________________
Piney Land Company
Partner

By: ______________________
E.M. Payne III
President

TENANT:
SEA PINES COMPANY, INC.

By: ______________________

Its: ______________________

Attest: ______________________

Its: ______________________

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ________________________________, and made oath that he saw the within named Sea Pines Company, Inc., by ______________________________, its ______________________________ _____, and ____, its ________________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with ____________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
_____________________________) ______________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Service Area Partnership, by ________________________________, its __________ ________________________, and ________________________, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with _________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
_____________________________) _____________________________
Notary Public for South Carolina

STATE OF SOUTH CAROLINA)
)
)
) ADDENDUM TO LEASE AGREEMENT
) (Sea Pines Service Area)
COUNTY OF BEAUFORT)

This Addendum To Lease Agreement dated the _____ day of February, 1995 by and between SP SERVICE AREA PARTNERSHIP, a South Carolina General Partnership, hereinafter called the "Landlord", and SEA PINES COMPANY, INC., a South Carolina corporation, hereinafter called the "Tenant".

WHEREAS, the Landlord and Tenant have executed that certain "LEASE AGREEMENT (Sea Pines Service Area), a copy of which is attached hereto as Exhibit "A" and which shall hereinafter be referred to as the "Lease"; and

WHEREAS, the Landlord and Tenant now desire to enter into the within Addendum to provide for a Tenant's right of first refusal to expand the Premises to include that additional parcel shown and described as Parcel ____ on Exhibit "B" attached hereto and incorporated herein;

NOW THEREFORE, for Ten and No/100 ($10.00) Dollars and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Landlord and Tenant agree as follows:

1. The above WHEREAS clauses, by this reference thereto, are hereby incorporated into the body of this Addendum.

2. Upon the same terms and conditions as contained in the Lease, Landlord and Tenant hereby agree to expand the leased Premises to include the property shown and described as Parcel ____ on Exhibit "B". For and in consideration of Landlord's agreement to expand the Premises, Tenant shall pay an additional sum of _____ as rent for lease of the property described at Exhibit "B", which rent shall be payable and subject to increases upon the same terms and conditions as described in the Lease and any Addenda thereto.

IN WITNESS WHEREOF, the parties hereto have caused their seals to be set as of the ____ day of February, 1995.

SIGNED; SEALED AND DELIVERED IN THE PRESENCE OF:

____

____

____

____

____

____

LANDLORD:

SP SERVICE AREA PARTNERSHIP

By: ______________________
Joseph B. Fraser
Partner

By: ______________________
Piney Land Company
Partner

By: ______________________
E.M. Payne III
President

TENANT:
SEA PINES COMPANY, INC.

By: ______________________

Its: ______________________

Attest: ______________________

Its: ______________________

STATE OF SOUTH CAROLINA)
)
COUNTY OF BEAUFORT)

PROBATE

PERSONALLY appeared before me ______________________________, and made oath that he saw the within named Sea Pines Service Area Partnership, by ________________________________, its __________ ________________________, and ________________________, its ______________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with _________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
____________________________)
Notary Public for South Carolina

____

STATE OF SOUTH CAROLINA)
) PROBATE
COUNTY OF BEAUFORT)

PERSONALLY appeared before me ________________________________, and made oath that he saw the within named Sea Pines Company, Inc., by ______________________________, its ______________________________ _____, and ____, its ________________________________, sign, seal, and as its act and deed, deliver the within written instrument, and that _he with ____________________________________, witnessed the execution thereof.

SWORN to before me this _____)
day of _______________, 1995.)
)
)
_____________________________) _______________________________
Notary Public for South Carolina


100' POWERLINE
PARKING CROSS-EASEMENT
GLENEAGLE GREEN
B-C-4
B-C-2
B-C-1
Golf Maintenance and Equipment Bldg.
S 55°52'00" W — 176.25
20' ACCESS EASEMENT
B-C-3C
B-C-3B
B-C-3A
S 55°16'10" W — 151.57
S 50°25'54" W — 97.03
SPACE
GREENWOOD FOREST
OPEN SPACE
Revised 5/6/96
EXHIBIT A

Comparable Golf Club Sales

GOLF SALE #1

NAME:	**Oyster Reef Golf Club**
LOCATION:	155 High Bluff Road, Hilton Head Island, Beaufort County, South Carolina
DATE OF SALE:	March 3, 2000
GRANTOR:	Oyster Reef Golf Club, Inc.
GRANTEE:	National Golf Operating Partnership, L.P.
LEGAL REFERENCE:	1267-351
DESCRIPTION:	
Type of Facility:	Semi-Private
Holes:	18
Acres:	187.575
Yards:	6973
Golf Course:	The course was designed by Rees Jones and opened in 1982. Both the greens and fairways are Bermuda grass. The course features elevated tees and dogleg fairways that are accented by strategically placed bunkers and mounds. The par 72 has a maximum layout of 7,023 yards, a course rating of 73.7 and a slope of 131.
Club House:	9,750 sq. ft wood frame building with gable roof
Amenities:	A full service bar, restaurant, and snack bar are located on the premises. There is also a putting green, driving range, sand and chipping areas, a teaching pro, and a pro shop. Carts are included in the green fees, and rental clubs are available.
Equipment:	Maintenance equipment and golf carts are leased.
SALES PRICE:	$7,100,000
Terms:	Cash to seller
Price Per Acre:	$37,852
Price Per Hole:	$394,444
Price Per Yard:	$1,018
Price Per Round:	$222
ECONOMIC INDICATORS:	
Gross Income:	Not Available
Operating Expenses:	Not Available
Net Operating Income:	Not Available
Gross Income Mult. (GIM):	Not Available
Overall Cap Rate (OAR):	Not Available
OPERATING DATA:	
Rounds:	32,000
COMMENTS:	Oyster Reef was a member-owned, not for profit club that offered equity memberships until it was sold. It is now managed by American Golf Corp. and is semi-private as of March 2000. Non-equity memberships are $10,000. Existing members were grandfathered in with no initiation fees. The dues for 2000 are approximately $4,900.

GOLF SALE #2

NAME:	**Black Bear Golf Club (formerly Myrtle West Golf Club)**	
LOCATION:	2650, SC Highway 9 West, North Myrtle Beach, SC 29582	
DATE OF SALE:	September 2000	
GRANTOR:	Myrtle West, Inc.	
GRANTEE:	Confidential	
LEGAL DESCRIPTION	Tax Map 074-00-02-089	
DESCRIPTION		
Type of Facility	Daily-Fee	
Holes:	18	
Yards:	6,786	
Golf Course	This Tom Jackson designed course was built on approximately 196.21 acres and was opened in 1989. Greens are average in size and undulating.	
Clubhouse:	The clubhouse is a 5,900 SF, 1-1/2 story with basement, wood frame building in good condition.	
Amenities:	Driving Range, Practice Facility, Pro-Shop	
Equipment:	All golf maintenance equipment included	
Golf Carts:	Electric carts included	
SALES PRICE:	$4,100,000	
Terms:	All Cash Transaction	
Price Per Acre:	$20,896	
Price Per Hole:	$227,778	
Price Per Yard:	$604	
Price Per Round:	$89	
ECONOMIC INDICATORS:	1999	Buyer's Projections
Gross Income:	$1,264,000	$1,567,000
Gross Greens Fees:	$526,800	$645,000
Operating Expenses:	$1,101,000	$1,203,000 (76.8%)
Net Operating Income:	$163,000	$364,000
Gross Income Multiplier (GIM):		2.62
Overall Cap Rate (OAR):		8.88%
OPERATING DATA:		
Rounds of Golf:	46,000	45,200
Greens Fees:	$46 (peak season)	
Cart Fees	$14	
Annual Pass Fees:	$450 (Single)	$675 (Family)
COMMENTS:	Upon acquisition, the purchaser spent about $100,000 in repairs to bulkheads on the course. The actual investment was $4,000,000 plus $100,000 in repairs to the bunkers.	

GOLF SALE #3

NAME:	**The River Golf Club**
LOCATION:	307 Riverside Boulevard, North Augusta, Aiken County, South Carolina 29841
DATE OF SALE:	October 16, 2002
GRANTOR:	North Augusta Golf Venture
GRANTEE:	River Golf, Inc.
DEED REFERENCE:	Book 2248, Page 333
DESCRIPTION	
Type of Facility	Semi-Private
Acres:	245.73 Acres
Holes:	18 Holes
Yards:	6,847 Yards
Golf Course	Designed by Jim Fazio, this course opened in 1998. The par 71 plays to a course rating of 72.2 and a slope of 130. The course is located along the Savannah River. This is an open, seaside-style course, with large, undulating greens that are well maintained year-round. Overall, the fairways are open, with a sprinkling of trees. "Golf Digest" selected it 5th among the "Best New Affordable" courses for 1999.
Clubhouse:	Approximately 4,050 SF clubhouse.
Amenities:	Pro shop, restaurant, and snack bar, driving range, sand and chipping areas, practice putting green, teaching pro on-site.
Equipment:	N/A
Golf Carts:	N/A
SALES PRICE:	$4,745,000
Terms:	Cash to Seller
Price Per Acre:	$19,310
Price Per Hole:	$263,611
Price Per Yard:	$693
Price Per Round:	$128
ECONOMIC INDICATORS:	
Gross Income:	N/A
Operating Expenses:	N/A
Net Operating Income:	N/A
Gross Income Multiplier (GIM):	N/A
Overall Cap Rate (OAR):	N/A
OPERATING DATA:	
Rounds of Golf:	37,000
Greens Fee:	Weekday fees are $37.00. Weekend fees are $45.00. Golf cart fees are included in greens fees.
Memberships:	Single and family memberships are offered.
COMMENTS:	This club is located on the Savannah River directly across from Augusta, Georgia.

GOLF SALE #4

NAME:	**The Golf Club of Georgia**
LOCATION:	One Golf Club Drive, Fulton County, Alpharetta, GA,
DATE OF SALE:	July 2001
GRANTOR:	Fuji Development USA, Ltd.
GRANTEE:	The membership of The Golf Club of Georgia
DESCRIPTION:	
Type of Facility:	Private
Acres:	479.3
Holes:	36
Yards:	7,020 Lakeside and 6,959 Creekside = 13,979
Golf Course:	Arthur Hill course built in 1991, (Lakeside), 1994/1995, (Creekside). These Creekside course has a 74.4 course rating and slope of 144. These Lakeside course has a 74.5 course rating and slope of 141. This course has won accolades in Golf Digest. The Creekside course was ranked 13th Best in State for 1997-1998. Lakeside was ranked 4th Best in State in 1995-1996 and 6th in 1997-1998.
Clubhouse:	A 59,000 square foot clubhouse/cart storage building, two lodges with 2,250 square feet each. 10,500 square foot maintenance building.
Amenities:	A two-ended practice range, short game practice area and three practice putting greens.

SALES PRICE:	$23,500,000
Terms:	Cash to seller.
Price Per Acre:	$49,030
Price Per Hole:	$652,778
Price Per Yard:	$1,681
Price Per Round:	$603

ECONOMIC INDICATORS:	2000	Buyer's Projections
Gross Income	$9,100,000	$10,200,000
Operating Expenses	$6,700,000	$7,650,000 (75.0%)
Net Operating Income:	$2,400,000	$2,550,000
Gross Income Multiplier		2.30
Overall Cap Rate (OAR):		10.85%
OPERATING DATA:		
Rounds of Golf:	32,600	39,000
Membership:	760	840
Membership Fees:	$4,041 annually.	
Guest Fees:	Weekday and weekend accompanied guest fees for 18-holes is $150 for 18-holes. Only members of the club and their guests are allowed to play these courses.	

GOLF SALE #5

NAME:	**Hyatt Bear Creek & Racquet Club**
LOCATION:	Grapevine, TX
DATE OF SALE:	February 2000
GRANTOR:	Hunt Properties (Woodbine)
GRANTEE:	Club Corporation of America
LEGAL REFERENCE:	42X
DESCRIPTION:	
Type of Facility:	Daily Fee
Holes:	36
Acres:	335.00
Yards:	6,669
Golf Course	This course has two regulation eighteen hole courses. These courses hosted one of the PGA qualifiers in 1985, and the Texas State Open in 1984. Both courses have tree lined fairways. The greens usually have good speed. Many of the tees and greens are elevated.
Club House:	Clubhouse, pro shop, locker rooms, lounge and bar
Amenities:	There is a driving range, putting green, sand and chipping areas, teaching pro, pro shop, tennis and racquets ball courts.
Equipment:	Electric carts are included in the greens fee.
SALES PRICE:	$16,000,000
Terms:	Cash to Seller
Price Per Acre:	$47,761
Price Per Hole:	$444,444
Price Per Yard:	$2,399
Price Per Round:	$213
ECONOMIC INDICATORS:	
Gross Income:	$5,400,000
Operating Expenses:	$3,996,000 (74.0%)
Net Operating Income:	$1,404,000
Gross Income Multiplier (GIM):	2.96
Overall Cap Rate (OAR):	11.40%
OPERATING DATA:	
Greens Fees:	$78.00 (average daily) $88.00 (average weekend)
Rounds:	Approx. 75,000
COMMENTS:	Ted Robinson designed both courses. The East course was opened in 1980 and the West in 1981.

GOLF SALE #6

NAME:	**Pebble Creek Country Club**
LOCATION:	101 Pebble Creek Drive, Taylors, SC, Greenville County
DATE OF SALE:	September 2000
GRANTOR:	Club Corp of America
GRANTEE	LinksCorp
DESCRIPTION	Tax ID # P020.00-01-001.02, 525.06-01-16.01
Type of Facility	Private (Converting to Private/Public)
Acres	Approximately 290
Holes:	36
Yards:	6,522 at Creekside and 7,012 at Linkside
Golf Course	Situated on approximately 290 acres this course was designed in 1974 by Tom Jackson. This course has a course rating of 71.2 and 74.4 respectively, and slopes of 136 and 135.
Clubhouse:	Clubhouse with dining room, lounge and locker rooms plus a separate pro shop building.
Amenities:	Driving range, putting green, sand and chipping areas, tennis center and swimming facilities.
Equipment:	Included in the sale.
Golf Carts:	Included in the sale.
SALES PRICE:	$6,600,000
Terms:	Cash to Seller
Price Per Acre:	$22,759
Price Per Hole:	$183,333
Price Per Yard:	$488
Price per Round:	$114
ECONOMIC INDICATORS:	
Gross Income:	$2,792,000
Operating Expenses:	$2,037,000 (73.0%)
Net Operating Income:	$755,000
Gross Income Multiplier (GIM):	2.40
Overall Capitalization Rate (OAR):	11.44%
OPERATING DATA:	
Rounds of Golf:	58,000
Number of Members:	290
Membership Fees:	$1,500 Initiation fee
Greens Fees:	$30 - 40
Cart Fees:	$14.00

COMMENTS:

Pebble Creek is a 36-hole high quality golf and tennis club built in 1974 within a large residential development. Club Corporation of America owned and operated the club for 10 years and decided to exit the area, so it was sold to LinksCorp, a national owner/operator of 27 clubs and courses. The new owners plan to build a new clubhouse for an estimated $1,000,000 and about $500,000 will be spent to improve the course, etc. They plan to convert 18-holes to a public access course. The actual agreed consideration is $5,100,000 plus a total of about $1,500,000 to improve the club. The buyer projected 30,000 rounds of public play and 28,000 of private play, for a total of 58,000 rounds.

GOLF SALE #7

NAME:	**Hamilton Mill Golf Course**
LOCATION:	1995 Hamilton Mill Parkway, Dacula, Gwinnett County, Georgia 30019
DATE OF SALE:	November 2000
GRANTOR:	SMG Development Association (Fuji Bank of Japan)
GRANTEE:	Heritage Golf Group
DESCRIPTION	
Type of Facility	Public; will convert to private with an adequate number of membership sales.
Acres:	200.00 Acres
Holes:	18
Yards:	6,825
Golf Course	This course was Fred Couples' first signature course. It opened in 1995. The par 72 has a slope of 135 and a course rating of 73.5. The course is tight and hilly, with many large trees lining the fairways. The greens are large and undulating. Many bunkers and water hazards come into play.
Clubhouse:	Large and aesthetically pleasing clubhouse that contains the Heritage Grille.
Amenities:	There is a separate pro shop building, a ten acre double sided driving range with elevated tee boxes, a 7,000 square foot practice putting green, a 2,000 square foot chipping green, practice sand bunkers, and a 60 yard practice fairway. The Heritage Grille is open for lunch and dinner and has banquet capabilities.
Golf Carts:	Electric golf carts.
SALES PRICE:	$9,000,000
Terms:	Cash to Seller.
Price Per Acre:	$45,000
Price Per Hole:	$500,000
Price Per Yard:	$1,319
Price Per Round:	$290
ECONOMIC INDICATORS:	
Gross Income:	$3,725,000
Operating Expenses:	$2,644,000 (71.0%)
Net Operating Income:	$1,081,000
Gross Income Multiplier (GIM):	2.42
Overall Cap Rate (OAR):	12.01%
OPERATING DATA:	
Rounds of Golf:	31,000
Membership Fees:	$7,500 each. Fee will gradually be raised in three phases to $15,000. Member cap will be 550; the club will become completely private when member levels reach 450 to 550.
COMMENTS:	Ultimate revenues are projected to be between $4 and $4.5 million, with an NOI of $1,232,000. The course is located in a 2,200 home subdivision. At the time of the sale, there were approximately 1,000 lots available.

GOLF SALE #8

NAME:	**Southerness Golf Course**
LOCATION:	4871 Flat Bridge Rd SW, Rockdale County, Stockbridge, Georgia 30281
DATE OF SALE:	March 31, 2000
GRANTOR:	Club Group Properties – Alexander Lakes, L.P.
GRANTEE:	H.P.G., Inc. (Peter S. Hong)
DESCRIPTION:	
Type of Facility:	Semi-private
Acres:	166.37 acres
Holes:	18
Yards:	6,766
Golf Course:	Designed in 1991 by Clyde Johnston, this is a links-type course. Native grasses make up the rough, there are bentgrass greens, and trees line the Bermuda grass fairways. Water hazards come into play on many holes, and in addition, many sand and grass bunkers have been incorporated into the course design. Many of this course's fairways are dogleg configurations. There are paved cart paths and an automatic irrigation system. There is also a 15.8 acre lake.
Clubhouse:	Contains 1,825 SF pro shop. There is also a 1,534 SF grill that seats 301, 900 SF for restrooms, 8,000 SF wood deck connects pro shop and grill. 5,084 wood frame cart storage building, 7,500 SF metal sided maintenance shed.
Amenities:	Putting green, sand and chipping areas, driving range, teaching pro, snack bar, restaurant, full service bar
Equipment:	Rental clubs available
Golf Carts:	Gas carts available
SALES PRICE:	$3,500,000
Terms:	Cash to Seller
Price Per Acre:	$21,037
Price Per Hole:	$194,444
Price Per Yard:	$517
Price Per Round:	$106
ECONOMIC INDICATORS:	Buyer's Projections
Gross Income:	$1,400,000
Operating Expenses:	$980,000 (70.0%)
Net Operating Income:	$420,000
Gross Income Multiplier (GIM):	2.50
Overall Capitalization Rate (OAR):	12.00%
OPERATING DATA:	
Rounds of Golf:	33,000
Greens Fees:	$42 (weekday), $53.75 (weekend) during peak season.
Cart Fee:	Included in greens fee
COMMENTS:	Sale included pro shop inventory, golf carts and maintenance equipment valued at $100,000.

GOLF SALE #9

NAME:	**Pine Lakes Country Club**	
LOCATION:	5603 Woodside Avenue, Myrtle Beach, Horry County, South Carolina	
DATE OF SALE:	July 26, 2001	
GRANTOR:	Miles Management Group Limited Partnership	
GRANTEE:	Myrtle Beach Farms Company, Inc.	
LEGAL REFERENCE:	Deed Book 2394, Page 729	
DESCRIPTION:		
Type of Facility:	Semi-Private	
Acres:	134.9 Acres	
Holes:	18	
Yards:	6,701	
Golf Course:	This is the oldest course in Myrtle Beach. The first president of the PGA, Robert White, designed this course in 1926. The design of this course is similar to that of Scottish links. The par 71 has a slope of 72.0 and a course rating of 130. This club was the site of the 1988 National Golf Writers Tournament and the site of the 1992 DuPont World Amateur Handicap Championship finals.	
Amenities:	There is a large clubhouse with a pro shop, snack bar and full service bar, a putting green, driving range, and a teaching pro on site.	
SALES PRICE:	$10,000,000	
Terms:	Cash to Seller	
Price Per Acre:	$74,129	
Price Per Hole:	$555,556	
Price Per Yard:	$1,492	
Price Per Round:	$286	
ECONOMIC INDICATORS:	2000 Actuals	Pro Forma
Gross Income:	$3,000,000	$3,500,000
Operating Expenses:	$2,500,000 (83.3%)	N/A
Net Operating Inc:	$500,000	N/A
Gross Income Multiplier (GIM):	3.33	2.86
Overall Cap Rate (OAR):	5.00%	N/A
OPERATING DATA:		
Rounds of Golf:	35,000	
Greens Fee:	$75.00 (weekend and weekday). Cart fees are included.	
Membership:	225 members. Initiation fees are $8,500, and dues are $1,200 per year.	

GOLF SALE #10

NAME:	**Bear Creek Golf Club**
LOCATION:	2158 Littlestown Pike (Route 97), Westminster, MD 21158
DATE OF SALE:	March 2000
GRANTOR:	Bear Creek Golf Club, Inc.
GRANTEE:	Gotham Golf Partners
DESCRIPTION	
Type of Facility	Semi-Private
Holes:	18
Yards:	6,316
Golf Course	This very scenic course was built on hilly terrain, and built in 1989, designed by Jeff Reck. There are many fast, crown-shaped greens, and water hazards come into play on seven holes.
Clubhouse:	7,920 square feet, Maintenance buildings of 2,400 square feet and 9,750 square feet.
Amenities:	112 asphalt paved parking spots – small driving range
Equipment:	Full complement
Golf Carts:	Leased
SALES PRICE:	$3,665,000
Terms:	Cash To Seller
Price Per Acre:	$29,556
Price Per Hole:	$203,611
Price Per Yard:	$580
Price Per Round:	$113
ECONOMIC INDICATORS:	
Gross Income:	$1,113,200
Gross Greens Fees:	$438,300
Operating Expenses:	$703,800 (63.2%)
Net Operating Income:	$409,400
Gross Income Multiplier (GIM):	3.29
Overall Cap Rate (OAR):	11.17%
OPERATING DATA:	
Rounds of Golf:	32,500
Number of Members:	40
Membership Fees:	$1,000
Greens Fee:	$14.50
Cart Fee:	$14.00

GOLF SALE #11

NAME:	**The Crossings Golf Club**
LOCATION:	800 Virginia Center Parkway, Glen Allen (Richmond), Henrico County, Virginia 23060
DATE OF SALE:	September 20, 2002
GRANTOR:	LinksCorp of Virginia One, LLP
GRANTEE:	The Tradition Golf Club at The Crossings, Inc.
LEGAL REFERENCE:	Deed Book 3314, Page 623
DESCRIPTION:	
Type of Facility:	Public
Acres:	130 acres (268.35 acres with flood plain acreage)
Holes:	18
Yards:	6,674
Golf Course:	This par 72 was designed by Joe Lee and constructed in 1979. The course rating is 70.7 and the slope is126. This course makes optimal use of the natural landscape in what was once known as the "Half Sink" area. The rolling fairways are bordered by a dense forest and feature strategically placed bunkers which may catch you off guard if your not aware of them. The front nine has many elevated tees which offer scenic views of the course.
Clubhouse:	2,910 square foot golf shop, banquet facilities, grill seating 26, 12,266 square foot cart storage building built in 1994.
Equipment:	Included
Golf Carts:	Included
SALES PRICE:	$5,900,000
Terms:	Cash to Seller
Price Per Acre:	$45,385 without flood plain
Price Per Hole:	$327,778
Price Per Yard:	$884
Price Per Round:	$140
ECONOMIC INDICATORS:	2001
Gross Income:	$2,250,000
Operating Expenses:	$1,400,000 (62.2%)
Net Operating Income:	$850,000
Gross Income Multiplier (GIM):	2.62
Overall Capitalization Rate (OAR):	14.41%
OPERATING DATA:	
Rounds of Golf:	42,000
Greens Fees:	$45.00 (Weekday) (18-holes) $57.00 (Weekend) (18-holes)
Cart Fee:	Included in greens fees
COMMENTS:	The Crossings is one of only three high-quality public courses (no memberships) offered in Richmond. It has the best location of any public course in the market and draws some weekend play from Washington, DC. The personal property was valued at about $700,000.

GOLF SALE #12

NAME:	**Hell's Point Golf Club**
LOCATION:	2700 Atwoodtown Road, Virginia Beach, VA
DATE OF SALE:	August 2000
GRANTOR:	Virginia Beach Golf Club, Inc.
GRANTEE:	N/A
DESCRIPTION	
Type of Facility	Semi-Private
Holes:	18
Yards:	6,766
Acres:	179
Rounds:	45,073
Golf Course	The course was built in 1982 and is 179 acres. This course was designed by Rees Jones and has 61 structured bunkers and several lakes that come into play. The fairways are narrow, and the Proshop has been voted one of the best in the country.
Clubhouse:	2,736 SF
Amenities:	Driving Range, Putting Green, Sand & Chipping Areas, and Teaching Pro on Staff.
Equipment:	N/A
Golf Carts:	Available
SALES PRICE:	$8,200,000
Terms:	Cash To Seller
Price Per Acre:	$45,810
Price Per Hole:	$455,556
Price Per Yard:	$1,212
Price Per Round:	$182
ECONOMIC INDICATORS:	Buyer's Projections
Gross Income:	$2,517,700
Operating Expenses:	$1,555,800 (61.8%)
Net Operating Income:	$961,900
Gross Income Multiplier (GIM):	3.26
Overall Cap Rate (OAR):	11.73%
OPERATING DATA:	
Rounds of Golf:	45,000
COMMENTS:	This semi-private club is located in southern Virginia Beach. The financial data is based on the buyer's 1999 budget. The course played 43,500 rounds in 1996, 48,485 rounds in 1997, and 26,000 rounds through July 1998. The buyer has projected 45,000 rounds for 1999. Of the 275 members, 150 are "full" members, and 125 are "associate" members. Other improvements at the course include a 4,700 square foot cart barn and 7,688 square foot maintenance building

GOLF SALE #13

NAME:	**White Columns Golf Club**	
LOCATION:	300 White Columns Drive, Alpharetta, GA 30004	
DATE OF SALE:	February 1, 2001	
GRANTOR:	Summit Pointe Partners (Fuji)	
GRANTEE:	Heritage Golf White Columns, LLC	
DESCRIPTION:		
Type of Facility:	Semi-private	
Holes:	18	
Acres:	240	
Yards:	7053	
Golf Course:	The course is located near Atlanta, GA, in a growing residential neighborhood. The course was built in 1994 and designed by Tom Fazio, as a par 72 layout. Golf Digest rated this as the 6th "Best New Public Course" in America for 1995, 39th among the "Top 75 Upscale Courses" in 1996. In 1997-98 they rated it as the 8th "Best in State." GOLF Magazine rated it 27th in "Top 100 Courses You Can Play in the US" in 1998.	
Clubhouse:	1,300 SF clubhouse.	
Amenities:	Full service bar & grill, pro shop, putting green, sand and chipping area. The club is the site of the David Leadbetter Golf Academy. Sheltered Pavilion reception area for 150.	
Equipment:	Sale includes maintenance equipment.	
SALES PRICE:	$18,000,000	
Terms:	Cash to Seller	
Price Per Acre:	$75,000	
Price Per Hole:	$1,000,000	
Price Per Yard:	$2,552	
Price Per Round:	$450	
ECONOMIC INDICATORS:	2000	Buyer's Projections
Gross Income:	$4,167,000	$5,000,000
Operating Expenses:	$2,443,000	$3,000,000 (60.0%)
Net Operating Income:	$1,724,000	$2,000,000
Gross Income Multiplier (GIM):	4.32	3.60
Overall Cap Rate (OAR):	9.58%	11.11%
Rounds:	31,000	40,000
Greens Fees	$75-110 and includes cart and range.	
COMMENTS:	Custom built homes on one-acres sites available. House prices vary from $500,000 and up. Overlooking the course on 8 acres, the Verandah Club includes a clubhouse, swim club, tennis center and playground.	

GOLF SALE #14

NAME:	**Mid-South Golf Club (formerly Plantation Golf Club)**
LOCATION:	1 Midland Rd, Pinehurst, Moore County, North Carolina 28374
DATE OF SALE:	August 9, 2002
GRANTOR:	Plantation Golf, LLC (FKA Plantation Pinehurst Golf, LLC)
GRANTEE:	Plantation Investors, LLC
DESCRIPTION	
Type of Facility	Private
Acres:	398.92 Acres (Including 106 acres of excess land)
Holes:	18
Yards:	7,123
Golf Course	This course was designed by Arnold Palmer in 1993. The course rating of this par 72 is 74 and the slope is 140. Water hazards come into play approximately eight times. The terrain is somewhat rolling, but there are some severe undulations that can cause uneven lies. "
Clubhouse:	Modular building of 2,912 square feet.
Amenities:	Driving range, putting green, chipping and sand areas, teaching pro on-site, food and beverage facilities, and a golf maintenance building.
Equipment:	Included
Golf Carts:	Electric carts
SALES PRICE:	$10,200,000 allocated for golf course & club amenities
Terms:	Cash to Seller
Price Per Acre:	$34,822
Price Per Hole:	$566,667
Price Per Yard:	$1,432
Price Per Round:	$408
ECONOMIC INDICATORS:	
Gross Income:	N/A
Operating Expenses:	N/A
Net Operating Income:	N/A
Gross Income Multiplier (GIM):	N/A
Overall Cap Rate (OAR):	N/A
OPERATING DATA:	
Rounds of Golf:	25,000
Greens Fee:	Nine hole greens fees are $115. 18 hole greens fees are $200. Cart fees are included in these fees.
Membership Information:	Initiation fees are $17,500. Dues range from $34 per month for international members to $131 per month for Moore County residents. All members must be property owners. POA dues range from $401 to $545 annually, depending on if lots are developed or not.
COMMENTS:	The total purchase price is $12,200,000 and included the golf club, amenities and 106 acres of excess land. The new owners plan to build a permanent clubhouse.

Exhibits

Wachovia Corporation
Contract for Appraisal Bid Request

05/09/2003

ANDREW A. HINDS
HOTEL & CLUB ASSOC., INC.
3721-C West Market Street
GREENSBORO, NC 27403
Phone: (336)379-1400
Fax: (336)379-8980
E-Mail: ahinds@hotelandclub.com

RE: **Property ID# 10090860**
Harbour Town Golf Links, 2 other golf courses, 1 inn, 1 conf. ctr.
32 Greenwood Drive
Hilton Head, SC 29928

Your proposal for the referenced property has been ACCEPTED for **$25,000** with delivery no later than 5:00 PM on **6/23/03.**
Pertinent Information follows:

Property Type:	**REC - Golf/Tennis Club**	Gross Area:	**0.0 s.f.**
Property Status:	**Existing**	Net Area:	**0.0 s.f.**
# of Units:	**18**	# of Floors:	**0**
Year Built:	**0**	Year Renovated:	**0**
Occupancy:	**0%**	# of Tenants:	**0**
Land Size:	**136.6 Acres (Including 0.0 Acres excess/surplus)**		
Appraisal Type:	**Limited**	Report Type:	**Summary**
Reviewer Copies:	**2**	Officer Copies:	**3**
Required Exhibits:	**Contract for Valuation Services (Ex. A)** **Reporting Requirements Checklist (Ex. B)[found at www.Wachovia.com/appraisals]** **Summary of Significant Conclusions (Ex. C)** **Argus File** **Disk/Electronic Copy of Appraisal**	Required Value(s):	**As Is** ~~**Upon Completion**~~ ~~**Upon Stabilization**~~
Interest Appraised:	**Fee Simple**		

Pls. be sure to incl. exhibits in rpt.

Property Contact: **Steve Birdwell @ (843) 842-1419**

Comments: **Appraisal to incl. sales plus income approaches. Properties to be valued incl. 3 golf courses, the inn and the conference center. Appraiser expenses to be added to the appraisal fee (appraiser guesstimates exp. at $1500). Need detailed market info.**

Reviewer: **Mitch Smith MAI/MAI**
301 S. Tryon Street, M-11
Charlotte, NC 28288-0665
NC0665
Phone: **(704)383-7068**
Fax:
Email:
Send 2 report(s)
X Invoice
Also rpt. to [illegible]

Bank Contact: **Timothy Blake**
16 Broad Street
Charleston, SC 29403
SC9113
Phone: **(843)937-4561**
Send 3 report(s)
~~Invoice~~

PLEASE ACKNOWLEDGE RECEIPT OF THIS CONTRACT VIA FAX @ (864)255-8406 OR E-MAIL LISA.DUBOSE@WACHOVIA.COM.. Please address all appraisals to the Reviewer. All reports should be delivered to the appropriate bank personnel and received no later than 5:00 PM on the due date.

Appraiser's Name/Date [signature]

Wachovia
Exhibit B - Reporting Requirements Checklist

Property Name:	Sea Pines Resort - Ocean and Sea Marsh Golf Courses			
●et Address:	32 Greenwood Drive			
..ty, County, State, Zip:	Hilton Head Island	Beaufort County	South Carolina	29928
REVS/Property ID:	10090860			

Note: Items considered to be inappropriate for the assignment should be denoted as N/A under the page(s) column with clarification provided within the report. Unless a Limited analysis has been preformed, an N/A response related to any valuation technique requires detailed explanation within the report.

No.	Item	Page(s)
	General Requirements:	
1.	Addressed to Wachovia or another financial services institution.	Cover Page
2.	Appropriate First Union Exhibits included in report:	
	a) Exhibit A - FUNB Engagement Form	Addenda
	b) Exhibit B – Reporting Requirements Checklist	Addenda
	c) Exhibit C – Summary of Significant Conclusions	Addenda
	d) Exhibit D – Insurable Value Worksheet	N/A
3.	Report contains Certification acknowledging:	
	a) Compliance with USPAP.	Transmit. Letter
	b) Appraiser has no interest, direct or indirect, financial or otherwise, in the subject property.	Appraiser's Cert.
●	Other FIRREA requirements:	
	a) Appraiser is appropriately State Certified, or licensed.	Appraiser's Cert.
	b) Includes value definition(s) in accordance with First Union Commercial Real Estate Valuation	Page 7
5.	Interest identified and appraised is correct and consistent-tent with FUNB Engagement Form.	Page 5
6.	Any extraordinary assumptions, hypothetical conditions, or limiting conditions directly affecting value are clearly noted.	Page 1, 4
7.	Values predicated on atypical financing (such as bond) are allocated between real property and financing terms.	N/A
8.	Personal property, FF&E and business values are identified and allocated.	Page 116
	Property Information:	
9.	Adequate identification of the property (legal description, etc.).	Page 5, 21
10.	Adequate data pertaining to utilities, access zoning, land use regs, concurrency regs, assessments,	Page 22
11.	Anticipated public or private improvements (on or off-site) are addressed and are considered in terms of impact on value.	N/A
12.	Property history addressed, and prior sales analyzed as appropriate.	Page 11
●	Current listing/contract or other agreement for sale of subject is noted and analyzed.	None
14.	Adequate description of improvements.	Page 23

No.	Item	Reference
15.	Adequate & consistent description of the economic base/MSA, neighborhood and land use trends.	Page 12, 18
16.	The real estate tax assessment is reasonable and the property is equitably assessed.	Page 30
.	Supply and Demand Issues:	
	a) Competitive supply factors (including proposed additions) are discussed.	Page 35
	b) Sources of demand and most significant competitors are identified and discussed.	Page 43
18.	Appraiser's opinions concerning marketability, market trends and highest and best use are reflected in valuation.	Page 66, 111
19.	Appraiser adequately analyzes and supports both exposure time and marketing time estimates.	Page 110, 111

Cost Approach:

No.	Item	Reference
20.	Land is valued using appropriate sales and methodology is reasonably applied.	Page 71
21.	Adequate cost data is used.	N/A
22.	Estimates of depreciation and developer's profit are reasonable.	N/A
23.	The value indicated by the cost approach appears reasonable, given the data and analysis	N/A

Sales Comparison Approach:

No.	Item	Reference
24.	Appropriate sales and competing listings are employed and techniques are properly applied.	Page 108
25.	Adjustments are clearly explained and logically supported.	Page 108
26.	Derivation of value indicators, such as income multipliers and overall rates, are consistently extracted and clearly explained.	Page 108
27.	The value indicated by the sales comparison approach appears reasonable, given the data and analysis presented.	Page 109

Income Capitalization Approach, or Discounted Sellout Analysis:

No.	Item	Reference
28.	Adequate summaries of leases on the subject are included along with Argus assumptions on diskette when applicable.	N/A
29.	Survey of comparable properties includes rental rates or sales information (actual vs. quoted), vacancy, absorption information, amounts of expenses paid by lessor and lessee, and information pertaining to concessions and tenant improvements, as applicable.	Page 85
30.	Existing leases are compared to market rates and terms for reasonableness with any variances analyzed for impact on value.	N/A
31.	Revenues projected are consistent with terms of existing leases, if applicable, with market rents applied to vacant areas and allowances for absorption, periods of vacancy, credit loss or renewal/turnover considerations, as appropriate.	N/A
32.	If property is not stabilized, an appropriate lease-up period is supported by market information.	Page 60
	Operating history is reported and considered.	Page 86

34.	Expenses are logically explained/supported.	Page 87
35.	Overall rates (cap rates) are adequately analyzed and reconciled.	Page 101
36.	Where discounted cash flow models are used, adequate support is provided for the discount rate, as well as projected revenues and expenses.	Page 94
37.	The value indicated by the income approach appears reasonable, given the data and analysis presented.	Page 102

Other Considerations:

38.	The report provides acceptable reasons for the unavailability of information material to the valuation.	N/A
39.	The report includes all information necessary to enable a reader to reasonably understand the opinions expressed in the analysis.	Yes
40.	The report provides acceptable explanation for elimination of any recognized valuation technique.	Yes
41.	The appraisal report type (self-contained, summary, or restricted use) is prominently stated.	Transmit. Letter Exec. Summary
42.	The appraisal type (complete, limited) is prominently stated.	Transmit. Letter Exec. Summary
43.	Appraiser engaged is signatory of report and approved by First Union.	Transmit. Letter
44.	Report includes a calculation of Insurable Value (if requested).	N/A
	Report includes First Union – Reliance Language (if requested).	N/A
46.	Approved appraiser engaged has made a personal inspection of the property.	Transmit. Letter Exec. Summary Appraiser's Cert.
47.	An electronic copy (email or disk) of the appraisal has been sent to REVS.	Yes

Revised October 5, 2001

Exhibit C - Summary of Significant Conclusions

Property Name:	Sea Pines Resort - Ocean and Sea Marsh Golf Courses			
Street Address:	32 Greenwood Drive			
City, County, State, Zip:	Hilton Head Island	Beaufort County	South Carolina	29928
REVS ID # /Property ID:	10090860			
Property Class: **(A,B,C,D)**:		Property Type: **(Apartment, etc.)**:		Resort
Property Interest(s) Appraised:	Fee Simple			
Appraisal Type:	Limited	Report Type:	Summary	

Building /Site Data			
Gross Building Area:	32,480	Net Rentable Area:	32,480
# of Stories:	1	Condition (Exc., **G**ood, **A**vg., Fair):	Good
# of Existing Tenants:	0	Year Built:	1961
# of Units (Rooms, Beds, Apts., etc.):		Yr. of Recent Renovation/Expansion:	
Current Occupancy:	Clubhouse	Other Building Features:	Restaurant
Land Area in Acres(including excess land):	210.1	Excess Land in Acres:	

Appraisal Report Findings				
Analysis reflects following scenario:	"As Is"	"Upon Completion"	"Upon Stabilization"	"Other"
Effective Date of Values	6/9/2003	N/A	6/1/2005	N/A
Cost Approach				
Cost New	N/A	N/A	N/A	N/A
Depreciated Cost	N/A	N/A	N/A	N/A
Land Value	$7,563,600	N/A	N/A	N/A
Value Indication	N/A	N/A	N/A	N/A
Sales Comparison Approach				
Price Per -SF/Unit/Lot $/Hole	$538,889	N/A	$368,889	N/A
Income Multiplier (GIM/PGIM/NIM)	N/A	N/A	2.60	N/A
Value Indication	$19,400,000	N/A	$23,000,000	N/A
Income Capitalization Approach				
Overall Capitalization Rate	N/A	N/A	10.81%	N/A
Terminal Overall Rate	N/A	N/A	N/A	N/A
Discount Rate (IRR)	14.00%	N/A	14.00%	N/A
Revenue Growth Assumptions (%)	3.50%	N/A	3.50%	N/A
Expense Growth Assumptions (%)	3.00%	N/A	3.00%	N/A
Expense Ratio (%)	81.60%	N/A	71.90%	N/A
Analysis Period Years/Months/etc.	8 Years	N/A	8 Years	N/A
Value Indication	$19,400,000	N/A	$23,000,000	N/A
Subdivision				
Gross Retail	N/A	N/A	N/A	N/A
Price/Lot	N/A	N/A	N/A	N/A
Model Value	N/A	N/A	N/A	N/A
Revenue Growth Assumptions (%)	N/A	N/A	N/A	N/A
Expense Growth Assumptions (%)	N/A	N/A	N/A	N/A
Absorption Per Period	N/A	N/A	N/A	N/A
Developer Profit (%)	N/A	N/A	N/A	N/A
Discount Rate (%)	N/A	N/A	N/A	N/A
Discounted Value	N/A	N/A	N/A	N/A
Final Market Values				
Final Value (Golf & Residential)	$19,400,000	N/A	$23,000,000	N/A
$/Unit of Comparison $/Hole	$538,889	N/A	$638,889	N/A
Other Value (Specify): (Disposition, Bulk, Going Concern, Excess Land, etc.)				
	N/A	N/A	N/A	N/A

Qualifications

QUALIFICATIONS OF CATHERINE SUDDARTH

PROFESSIONAL HISTORY:

Present:		Senior Golf Associate Hotel & Club Associates, Inc. Greensboro, North Carolina
Prior:	1990 to 1997	Research Manager National Golf Foundation Jupiter, Florida
	1987 to 1990	Office Manager Southern Medical Records West Palm Beach, Florida
	1982 to 1987	Operations Officer Sun Bank/South Florida, NA Fort Lauderdale, Florida

MAJOR PROJECTS:

Hotel & Club Associates, Inc.:

- Perform competitive market supply and demand analysis and provide appraisal assistance for existing and proposed daily fee, semi-private and private golf and country club properties in the Southeast.

- Perform competitive market supply and demand analysis and provide appraisal assistance for existing and proposed hotel/motel properties in the Southeast.

National Golf Foundation:

- Developed surveys and performed data analysis on golf consumer habits, golf facility operations, and PGA TOUR event spectators

- Authored statistical reports on trends in the golf industry, marketing to women golfers, golf participation and golf facility supply in the US, and facility operating and financial characteristics.

- Assisted in field work and market analysis for proposed golf courses in Greenwood, Mississippi and De Land, Florida

- Served on Women in Golf Steering Committee as research specialist and gave research presentations at Women in Golf summits in 1993 and 1995

QUALIFICATIONS OF CATHERINE SUDDARTH (continued)

EDUCATION:

Kennedy Western University (February 1997)
Bachelor of Science Business Administration

National Institute of Golf Management (January 2001)
First Year Graduate

PROFESSIONAL ACTIVITIES:

Boards/Committees:
- North Palm Beach Country Club Administrative Board
- Women in Golf Steering Committee
- Resort Suites of Scottsdale Advisory Board
- American Lung Association of Florida Advisory Board

Presentations:
- National Golf Foundation Seminar Series
- Women in Golf Summit '93 and Summit '95
- The Carolinas Golf Investment Seminar
- Executive Women's Golf Association Regional Conference
- American Lung Association National Golf Privilege Card Marketing Conference
- Golf Course News Golf Marketing Conference
- Wisconsin Turfgrass Symposium (Keynote Speaker)

QUALIFICATIONS OF ANDY HINDS, MAI, CCIM, ISHC, SGA

PROFESSIONAL HISTORY:

1991 to Present		Principal - Hotel & Club Associates, Inc. Greensboro, North Carolina
Prior	1984 to 1991	Real Estate Appraiser and Consultant John McCracken & Associates, Inc. Greensboro, North Carolina
	1983 to 1984	Real Estate Appraiser and Consultant Norman Benedict Associates Hamden, Connecticut
	1973 to 1983	Owner/Manager of Century 21 Malone, New York
	1968 to 1973	Math and Science Teacher Poughkeepsie High School, New York
	1960 to 1968	Hotel Operations Williams Lake Hotel, Kingston, New York

MAJOR PROJECTS:

- Appraised commercial properties in MA, CT, NY, NJ, PA, MD, VA, NC, SC, GA, FL, IN, KY, TN, KY, AL, MS, Puerto Rico, Canada
- Specialist in appraisal of and feasibility of hotels, golf properties and golf communities, resorts and restaurants
- Appraised over 125 golf clubs and/or golf communities worth over $1 billion.
- Extensive experience selling, leasing and appraising office, retail, industrial, and residential properties
- Clients include major banks, insurance companies, pensions, investors, developers and government agencies

EDUCATION:

Boston University:	Bachelor of Arts in Mathematics (1968)	
Cornell University:	School of Hotel Administration Graduate of the Professional Development Program with Concentration in Real Estate Development and Hotel Investment	(1995)
The National Institute of Golf Management:	Graduate of the golf management program jointly sponsored by The National Golf Foundation and the Oglebay Resort	(1999)
Appraisal Institute (MAI):	Course 1A-1 - Real Estate Appraisal Principals	(1983)
	Course 1A-2 - Basic Valuation Procedures	(1983)
	Course 8-2 - Residential Valuation	(1983)
	Course 1B-A - Capitalization Theory & Techniques, Part A	(1984)
	Course 1B-B - Capitalization Theory & Techniques, Part B	(1984)
	Course 2-1 - Case Studies in Real Estate Valuation	(1984)
	Course 2-2 - Valuation Analysis & Report Writing	(1984)
	Course 2-3 - Standards of Professional Practice	(1985, 1990, 1993)
	Course 10 - Market Analysis	(1986)
	Designated MAI (Member, Appraisal Institute)	(1986)
	Industrial Valuation	(1988)
	Highest & Best Use	(1988)
	Rates, Ratios & Reasonableness	(1988)
	Money Market & Its Impact on Real Estate	(1989)
	Pro-Ject Basic Training	(1990)
	RTC Appraisal Standards	(1990)
	Pro-Ject Advanced Training	(1991)
	Commercial Construction	(1991)
	Hotel/Motel Valuation & Investment	(1991)
	Environmental Concerns/Hazardous Materials	(1991)
	Real Estate Law of Appraisals	(1992)
	Appraisal Regulations of the Federal Banking Agency	(1992)
	Hotel/Motel Valuation	(1992)
	Americans with Disabilities Act Seminar	(1993)
	Discounted Cash Flow Analysis	(1994)
	Understanding Limited Appraisals & Appraisal Reporting Options	(1994)
	Hotel/Motel Appraisal Seminar	(1995)
	USPAP? Errors Appraisers Make!	(2000)
	Appraisal of Nonconforming Uses	(2000)
	Information Technology & The Appraiser	(2001)
	Vacant Land Appraisal	(2001)
	Regression Analysis for the Appriaser	(2001)
	State of the Valuation Profession	(2001)

EDUCATION (continued):

Commercial Investment Real Estate Institute (CCIM):

Course CI-100 - Introduction to Commercial Brokerage	(1989)
Course CI-101 - Fundamentals of RE Investment & Tax	(1977)
Course CI-102 - Fundamentals of Creating a RE Investment	(1982)
Course CI-103 - Advanced RE Taxation & Marketing Tools for Investment Real Estate	(1982)
Course CI-104 - The Impact of Human Behavior of Commercial-Investment Decision-Making	(1984)
Course CI-105 - Case Studies in Commercial-Investment Real Estate Brokerage	(1985)
Designated CCIM (Certified Commercial-Investment Member)	(1990)
Course CI-301 - Decision Analysis for Commercial RE	(1993)
Course CI-410 - The Business of Corporate Real Estate	(1994)
Course CI-412 - The Impact of Money & Capital Markets on Real Estate Financing	(1993)

Other:

Century 21 Investment Qualification Course	(1981)
Century 21 Real Estate Securities Training - Series 22	(1982)
Leasing Commercial Real Estate	(1987)
National Institute of Golf Management	(1997)

RECENT EDUCATION - SEMINARS

DATE	COURSE	SPONSORING ORGANIZATION	INSTRUCTOR	PLACE
4/97	Litigation Skills for the Appraiser: An Overview	Appraisal Institute	David Craig, J.D., MAI	Durham, NC
8/93	The Appraiser's Legal Liabilities	Appraisal Institute	Ted Slack, J.D., MAI	Wrightsville, NC
10/96	Appraising Special Purpose Properties	Appraisal Institute	Mark Ratterman, MAI	Charlotte, NC
1/95	Subdivision Analysis	Appraisal Institute	Bob Martin, MAI	Asheville, NC
11/94	Understanding Limited Appraisals & Appraisal Reporting Options: General	Appraisal Institute	Frank Harrison, MAI	Greensboro, NC
7/92	Appraisal Regulations of the Federal Banking Agencies	Appraisal Institute	William Pittenger, MAI	Wilmington, NC
3/92	Americans with Disabilities Act Seminar	Appraisal Institute	T.A. Smith, J.D., MAI	Charlotte, NC

PROFESSIONAL AFFILIATIONS:

MAI, Member, Appraisal Institute (Certificate #7483)
Member of North Carolina Chapter Appraisal Institute

Certified General Real Estate Appraiser

North Carolina	(Cert. #A-835)
Virginia	(Cert. #4001 002142)
South Carolina	(Cert. #CG-1194)
Georgia	(Cert. #C-002000)

CCIM, Certified Commercial-Investment Member (Cert. #3813)

International Society of Hospitality Consultants

Founding & Charter Member of
Society of Golf Appraisers (SGA) (Cert. #006)
Member of The Cornell Society of Hotelmen

PROFESSIONAL ACTIVITIES:

Appraisal Institute
- Regional Ethics & Counseling Panel
- Admissions Committee

Commercial - Investment Real Estate Council
- Education Committee

Society of Golf Appraisers
- Admission Committee
- Publications Committee
- Database Coordinator

Lecturer for:
National Institute of Golf Management
The Carolinas Golf Investment Seminar
North Carolina Association of Assessing Officers
North Carolina Realtors Institute
State Real Estate Brokers Course
International Association of Assessing Officers

COMPLETE SELF-CONTAINED APPRAISAL REPORT

OF

FIVE TRACTS

SEA PINES PLANTATION

THE TOWN OF HILTON HEAD ISLAND

BEAUFORT COUNTY, SOUTH CAROLINA

AS OF

JUNE 10, 2003

BY

DIGHT L. OLLIFF, MAI
DIGHT OLLIFF AND ASSOCIATES, INC.

DIGHT OLLIFF AND ASSOCIATES, INC.

Real Estate Appraisers and Consultants

June 12, 2003

Ms. Lisa S. DuBose
WACHOVIA BANK
55 Beattie Place/One Liberty Square
Greenville, South Carolina 29601

RE: Five parcels at Sea Pines Plantation
Hilton Head Island, South Carolina

Dear Ms. DuBose:

As requested, I have inspected the above referenced property consisting of five parcels within Sea Pines Plantation on Hilton Head Island, Beaufort County, South Carolina. I have estimated the market value of the individual parcels subject to the Limiting Conditions and Assumptions contained in this report, and the Special Limiting Conditions and Assumptions included at Page 5, as of June 10, 2003.

Enclosed is a *Complete Self-contained Appraisal Report* outlining the research and analysis conducted in preparing this appraisal. The individual parcels included in this report are identified as follows:

Liberty Oak Parcel B	1.24 acres
Artist Parcel A	2.49 acres
Sea Pines Center Parcel	1.41 acres
Saddlebag Parcel	1.36 acres
Cottage Parcel	.62 acres

The market value of the fee simple interest in the Liberty Oak Parcel B subject to the Limiting Conditions and Assumptions contained in this report as of June 10, 2003 is estimated to be:

TWO MILLION FIVE HUNDRED THOUSAND DOLLARS
($2,500,000)

The market value of the fee simple interest in the Artist Parcel A subject to the Limiting Conditions and Assumptions contained in this report as of June 10, 2003 is estimated to be:

ONE MILLION FIVE HUNDRED SIXTY THOUSAND DOLLARS
($1,560,000)

The market value of the fee simple interest in the Sea Pines Center Parcel subject to the Limiting Conditions and Assumptions contained in this report as of June 10, 2003 is estimated to be:

FIVE HUNDRED SIXTY-FIVE THOUSAND DOLLARS
($565,000)

The market value of the fee simple interest in the Saddlebag Parcel subject to the Limiting Conditions and Assumptions contained in this report as of June 10, 2003 is estimated to be:

SIX HUNDRED TEN THOUSAND DOLLARS
($610,000)

14 New Orleans Road, Suite 8 - P.O. Box 4964 - Hilton Head Island, South Carolina 29938 - (843) 686-4004

The market value of the fee simple interest in the Cottage Parcel subject to the Limiting Conditions and Assumptions contained in this report as of June 10, 2003 is estimated to be:

FOUR HUNDRED THOUSAND DOLLARS
($400,000)

The value estimates stated above assume payment in cash or its equivalent as cited in the market value definition included in this report. This appraisal has been completed in accordance with the Uniform Standards of Professional Appraisal Practice, and the Standards of Professional Practice and Code of Ethics of the Appraisal Institute. This appraisal report reflects or addresses any significant information known to this appraiser which may materially alter the "as is" nature of the appraisal. This appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

Acceptance, reliance upon, or use of this report by any person or persons constitutes acknowledgment and acceptance of the Limiting Conditions and Assumptions contained in the report and any specific Limiting Conditions and Assumptions stated anywhere in the report or this letter.

It has been my pleasure to serve you in this matter. If I can be of further assistance, please do not hesitate to contact me.

Respectfully submitted,
DIGHT OLLIFF AND ASSOCIATES, INC.

Dight L. Olliff, MAI
S.C. Certified Appraiser No. CG164

TABLE OF CONTENTS

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

PROPERTY DATA

Property I.D.:	The subject property consists of five tracts located at Sea Pines Plantation in the Town of Hilton Head Island, Beaufort County, South Carolina.
Date of Appraisal:	June 10, 2003.
Property Rights:	The fee simple interest subject to the Limiting Conditions and Assumptions included in this report.
Area data:	Hilton Head Island is a nationally recognized resort oriented community located on the coast of South Carolina. The economy and growth is heavily dependent on tourism and home-building. The 2000 census shows the population at 33,862 persons.
Neighborhood:	Sea Pines Plantation is an internationally recognized resort on the south end of Hilton Head; the community includes a mixture of residential and commercial development.
Site:	
Liberty Oak Parcel B:	1.24 acres.
Artist Parcel A:	2.49 acres.
Sea Pines Center Parcel:	1.41 acres.
Saddlebag Parcel:	1.36 acres.
Cottage Parcel:	.62 acre.
Zoning:	PD-1, Planned Development.

Taxes:	Tax Value	Taxes
Liberty Oak Parcel B:	$12,200	$161.18
Artist Parcel A:	$12,500	$165.15
Sea Pines Center Parcel:	$128,700	$1,700.38
Saddlebag Parcel:	$400,000	$5,284.80
	Above includes additional parcels.	

Highest/Best Use:	
Liberty Oak Parcel B:	Residential condominium development.
Artist Parcel A:	Residential condominium development.
Sea Pines Center Parcel:	Commercial development.
Saddlebag Parcel:	Redevelop with commercial use.
Cottage Parcel:	Redevelop with commercial use.

VALUE ESTIMATES

Liberty Oak Parcel B:	$2,500,000
Artist Parcel A:	$1,560,000
Sea Pines Center Parcel:	$565,000
Saddlebag Parcel:	$610,000
Cottage Parcel:	$400,000



Liberty Oak Parcel



Liberty Oak Parcel



Artist Tract A



Sea Pines Center Parcel



Saddlebag Parcel



Cottage Parcel

v



Lighthouse Road in vicinity of Harbour Town



Lighthouse Road near Sea Pines Center

PROPERTY IDENTIFICATION

General Identification

The subject property consists of five noncontiguous parcels located at Sea Pines Plantation on Hilton Head Island, Beaufort County, South Carolina. The five tracts are identified as follows:

Parcel	Size
Liberty Oak Parcel B:	1.24 acres
Artist Parcel A:	2.49 acres
Sea Pines Center Parcel:	1.41 acres
Saddlebag Parcel:	1.36 acres
Cottage Parcel:	.62 acre

The Site Description and Analysis and Improvements Description and Analysis sections of this report include further descriptions of the property. In preparing the descriptions of the property contained in this report, I have utilized on-site inspection and measurements, county tax maps and records, and the following exhibit sketches by Surveying Consultants:

1) EXHIBIT SKETCH OF LIBERTY OAKS PARCELS A, B, & C HARBOUR TOWN PARKING PARCEL D A SECTION OF HARBOUR TOWN dated May 16, 2003

2) EXHIBIT SKETCH OF PARCEL A & PARCEL B A SECTION OF SEA PINES PLANTATION dated May 15, 2003

3) EXHIBIT SKETCH OF PARCEL C-1 & PARCEL C-4 ADJACENT TO SEA PINES CENTER dated May 15, 2003

4) EXHIBIT SKETCH OF THE SADDLEBAG PARCEL & THE COTTAGE PARCEL A SECTION OF HARBOUR TOWN dated May 16, 2003

Legal Description

The property is legally identified as follows:

ALL that certain piece, parcel or tract of land situate, lying and being in The Town of Hilton Head Island, Beaufort County, South Carolina, containing 1.24 acres, more or less, and being identified as Parcel B on an EXHIBIT SKETCH OF LIBERTY OAKS PARCELS A, B, & C HARBOUR TOWN PARKING PARCEL D A SECTION OF HARBOUR TOWN dated May 16, 2003 by Surveying Consultants.

AND ALSO, ALL that certain piece, parcel or tract of land situate, lying and being in The Town of Hilton Head Island, Beaufort County, South Carolina, containing 2.49 acres, more or less, and being identified as Parcel A on an EXHIBIT SKETCH OF PARCEL A & PARCEL B A SECTION OF SEA PINES PLANTATION dated May 15, 2003 by Surveying Consultants.

AND ALSO, ALL that certain piece, parcel or tract of land situate, lying and being in The Town of Hilton Head Island, Beaufort County, South Carolina, containing 1.41 acres, more or less, and being identified as Parcel C-1 and Parcel C-4 on an EXHIBIT SKETCH OF PARCEL C-1 & PARCEL C-4 ADJACENT TO SEA PINES CENTER dated May 15, 2003 by Surveying Consultants.

AND ALSO, ALL that certain piece, parcel or tract of land situate, lying and being in The Town of Hilton Head Island, Beaufort County, South Carolina, containing 1.36 acres, more or less, and being identified as The Saddlebag Parcel on an EXHIBIT SKETCH OF THE SADDLEBAG PARCEL & THE COTTAGE PARCEL A SECTION OF HARBOUR TOWN dated May 16, 2003 by Surveying Consultants.

AND ALSO, ALL that certain piece, parcel or tract of land situate, lying and being in The Town of Hilton Head Island, Beaufort County, South Carolina, containing .62 acres, more or less, and being identified as The Cottage Parcel on an EXHIBIT SKETCH OF THE SADDLEBAG PARCEL & THE COTTAGE PARCEL A SECTION OF HARBOUR TOWN dated May 16, 2003 by Surveying Consultants.

Note: The above referenced exhibits are not legal documents and have not been recorded. The legal descriptions are provided for general

reference and should not be used for recording. Any legal description used for recording should be prepared by legal counsel.

Tax Map and Parcel

The Beaufort County Tax Assessor identifies the properties as follows:

Parcel	Parcel No.
Liberty Oak Parcel B:	R550 017 000 1129 0000
Artist Parcel A:	R550 017 000 1122 0000
Sea Pines Center Parcel:	R550 017 000 1152 0000
Saddlebag & Cottage Parcel	R550 017 000 1101 0000

Note that the Liberty Oak Parcel B and the Artist Parcel A are part of larger parcels which have not been subdivided by the assessor.

Ownership History

Beaufort County Tax Records show the current owner of record as SEA PINES PLANTATION COMPANY, INC. who obtained the property as part of the assets of the Hilton Head Company in 1987. There have been no transfers of the property, to my knowledge, in the past five years.

PURPOSE AND DATE OF APPRAISAL

The purpose of the appraisal is to estimate the market value of the fee simple interest of the five parcels subject to the Limiting Conditions and Assumptions reported herein as of June 10, 2003. Market value is defined as

> *"The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:*
>
> *1) buyer and seller are typically motivated;*
>
> *2) both parties are well informed or well advised, and acting in what they consider their own best interests;*
>
> *3) a reasonable time is allowed for exposure in the open market;*
>
> *4) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and*
>
> *5) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."* [1]

Fee simple interest is defined as

> *"Absolute ownership unencumbered by any other interest or estate; subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat."*[2]

---

1 Uniform Standards of Professional Appraisal Practice, 1994 Edition, pages 7-8.
2 Appraisal Institute, The Dictionary of Real Estate Appraisal, 1993, Page 140.

Scope of the Appraisal

This appraisal is a complete appraisal prepared in a self-contained format as defined by the Uniform Standards of Professional Appraisal Practice.

In preparing this appraisal, I have assembled and verified data on sales of comparable sites in the market area including residential condominium sites on Hilton Head and small commercial parcels. The data included in this report is sufficient to provide the basis for a reasonable value estimate and this report conforms with the Uniform Standards of Professional Appraisal Practice, and the Standards of Professional Appraisal Practice and the Code of Professional Ethics of the Appraisal Institute.

The parcels included in this analysis are very unique, located in a nationally recognized resort community that is near 100% build out, and are the last developable parcels remaining in the resort. As a result, demand for the units is anticipated to be very high. In addition, the parcels vary significantly in terms of use, location, and price range and are not likely to be marketed to a single purchaser. Thus, he value estimates reported herein are for the individual parcels and do not reflect any discounting for a bulk purchase.

Special Limiting Conditions and Assumptions

1) Development of the Liberty Oak parcel is likely to result in litigation seeking to prohibit such development. The cost of such potential litigation is unknown and this analysis does not account for such litigation.

2) The cost of the "density units" as described in this report is based on a SETTLEMENT AGREEMENT dated June 27, 2002 between Sea Pines Company, Inc. and Calibogue Associates, Inc.. The agreement does not address the potential for a bulk sale of density units which could possibly result in a lower negotiated unit price. Should a lower price be negotiated, the value of the Artist Parcel A would be enhanced.

3) The valuation of the Saddlebag Parcel and Cottage Parcel is based on the current configuration (platting) of the two lots and does not consider the potential for assemblage or replatting. In addition, discussions have apparently occurred with the owner of the .07 acre out parcel regarding moving the C.Q.'s Restaurant Building to the northwest corner of the site. A relocation of this building and/or replatting of the lots to eliminate the irregular configuration could result in a significant increase in value.

Function and Use of the Appraisal

This report has been prepared for WACHOVIA BANK for use in determining the value of security for proposed mortgage loans. *This report may not be used by any person or entity other than WACHOVIA BANK or for any purpose other than that described above without written consent of WACHOVIA BANK, the borrower, and the author.*

This report or any part thereof may not be reproduced or disseminated to third parties without the express written permission of Dight L. Olliff, MAI and Dight Olliff and Associates, Inc.. Dight L. Olliff, MAI and Dight Olliff and Associates, Inc. is not responsible for unauthorized use of this report.

AREA DESCRIPTION AND ANALYSIS

General Description

Hilton Head Island is the largest barrier island on the Atlantic Coast between Florida and New Jersey. It is located at the southeastern corner of South Carolina, about 40 miles north of Savannah, Georgia and 100 miles south of Charleston, South Carolina. The island is approximately 42 square miles in area, being 12 miles in length from its northern to southern tip, and as wide as 5 miles in irregular points from east to west.

Transportation

The island has limited access to the mainland consisting solely of U.S. Highway 278. However, U.S. 278 is a well-maintained four-lane route which connects with major north-south arteries including Interstate 95 and U.S. 17. Air transportation is provided at the Hilton Head Airport with commuter flights to Atlanta and Charlotte, and private services. Commercial airlines utilize the Savannah International Airport about 35 miles south of the island. The island also has good access via water as the Atlantic Intra coastal Waterway borders it along the west. Although no commercial ports exist, the waterway is dotted with numerous marinas suitable for recreational craft and serving those cruising the coast.

Growth and development

The community has grown rapidly since development began in the late 1950's, though slowing somewhat in the past five years due, to some extent, to a declining supply of homes and condominium units. The permanent population was reported by the 2000 census at 33,862 persons, and increase of 18% (3.4% per year) over the 1995 special census at 28,627 persons, and 43% over the 1990 census of 23,694 persons. Growth has slowed in comparison to the period between 1985 and 1990 which reflected a 6%

annual growth rate. Growth of Hilton Head is anticipated to continue at a moderate rate, with substantial increases occurring in the Bluffton area just off the island.

Growth of Hilton Head has slowed in comparison to prior years- it has maintained its total share of the population growth in the county at about 28% compared to an approximate 17% share in 1980 and 25% in 1985. Compared to other areas within the state, Hilton Head continues to reflect a very strong pattern of growth.

The majority of growth in the area is occurring in the Bluffton area which has a current population of 19,589 compared to 7,202 in 1990, reflecting a growth rate of 172% or 10.5% per year. The explosive growth in the Bluffton area is anticipated to continue and is dominated by middle income residential homes.

Income and employment

The community has a relatively affluent population. The median per capita income in 1999 was reported at $60,438, compared to a county wide median per capita income of $46,992. Upper and middle income families dominate the population. 25.3% of households had total household income exceeding $100,000 in 1999.

The island's economy is heavily dependent on tourism and retirement. Its high quality recreational facilities attract numerous vacationers, many of whom retire to the area in their later years. Tourism has continued to flourish, increasing at an average annual rate exceeding 10% over the past ten years and reached 2,380,000 visitors in 1997. Current visitation is estimated at over 2,600,000 persons. Although increases are beginning to stabilize as the peak months become saturated, additional increases in the off-season months are anticipated.


DELORME
Street Atlas USA© 2003
North Charleston
Hilton Head Island
Atlantic
Ocean

Figure 1: Map Showing Location of Hilton Head Island

Real estate sales, home-building, and retail and services provide the bulk of employment on the island. Employment, like population, has increased steadily. Employment was estimated at 16,300 in 1986, up from 12,144 in 1982, reflecting an annual employment growth rate of 7.6% compared to Beaufort County at 4.4%. Nonmanufacturing dominates employment with services and trade alone comprising over 50%. Beaufort County has one of the lowest unemployment rates in the state, estimated at less than 2.5%. Though no specific figures are available for Hilton Head, an even lower rate is probable as many workers are imported from off the Island.

Market conditions

Real estate continues to be the island's dominant industry although commercial real estate development has slowed significantly from the early 1980's due at first to an oversupply and more recently to stringent government restrictions. Market conditions for office properties have improved dramatically since the beginning of 1994 after several years of severely depressed conditions. Occupancies in 1994 exceeded 90% compared to 81% as recently as late 1993. As of late 1999, island-wide occupancy was about 95%, down slightly from 1997 which reflected an occupancy of about 97%, probably due to additional building. Changes in occupancy reflect a dramatic change in market conditions for office properties between 1993 and late 1994, consistent with changes in market rental rates and subsequent sales prices.

The retail market never experienced the excessive vacancies to the extent of the office market and remains in good shape. Island-wide occupancy for retail space as of late 1999 was about 98%, exceeding the previous highs of 97% in 1989, 1997, and 1998. The only significant change in occupancy since 1999 is the Shoppes on the Parkway which is currently about 65% occupied (including Fresh Market and West Marine) in comparison to an occupancy of over 90% in 1999.

Island-wide, occupancy has improved significantly since 1993 when total occupancy was estimated at 87% and occupancy for local tenants was about 85%.

Though a specific study has not been done, the island has developed a strong light industrial market consisting of light distribution warehouses, office and retail warehouses, and self-storage facilities. The self-storage market is currently strong, exhibiting an occupancy of about 92%. Although turnover remains a factor due to the island's transient nature, most units are released immediately. The more established developments reflect occupancies from 95% to 98%.

Aside from condominium units, the residential market has remained fairly stable. Both building permits and sales of existing and used homes have been relatively stable since 1988. Likewise, sales of lots including resales and new releases have maintained respectable levels, fluctuating to some degree with supply. The bulk of sales have moved to the northern island area with the development of Indigo Run and Palmetto Hall which compete with the rapidly dwindling inventory at Hilton Head Plantation. Supply is beginning to tighten sharply as demand increases, resulting in substantially increasing prices.

Prices for individual condominium units has fluctuated widely. The market peaked about 1985 but prices soon dropped sharply, as much as 50% in some projects. Prices have since rebounded and are returning to their historical highs, though many of the lower quality projects still trail by about 10% to 20%. Timeshare development has also rebounded with Marriott's Grande Ocean Resort Development, Marriott's Barony Club at Port Royal, Disney's Hilton Head Resort, and the increase in the Shipyard market. For instance, sales in Shipyard approached 1,800 weeks in 1996, up from less than 400 weeks in 1994. Total sales in the Forest Beach Resort District for 2000 were estimated

at about 3,000 weeks. Sales were down slightly in 2002 at about 2,400 weeks, partially due to a decline in supply.

Apartment development has increased substantially in the past five years. Currently, there are eight conventional apartment developments on the island with a total of 1,068 units, compared to only four developments with 350 units five years ago. Development has surpassed demand to some degree as occupancy for the newer projects is generally in the high 80% to low 90% range. In addition, significant apartment development just off the island in the Bluffton area has occurred, further pressuring occupancies, and additional development is planned in the Bluffton area.

Conclusion

In general, Hilton Head is a diverse and stable community. Population continues to increase at a relatively rapid pace in comparison to the rest of the state, and property values reflect stable to increasing prices across all markets after years of decline in the office and residential condominium sectors. Current trends are anticipated to remain strong as the coastal area of South Carolina gains in popularity among the affluent northeastern and mid western retirees.

NEIGHBORHOOD ANALYSIS

Sea Pines Plantation

The subject property is located in Sea Pines Plantation, the premier planned community on Hilton Head Island and an internationally recognized resort. Sea Pines is a well established development comprised of a wide variety of land uses covering 5,200 acres on the south end of Hilton Head.

Sea Pines was the first community developed on the island and is the most fully developed resort community. The plantation includes approximately five miles of beaches with two beach clubs, four 18-hole golf courses, numerous tennis courts and additional recreational facilities. Sea Pines hosts the Professional Golf Association's MCI Golf Tournament at the Harbour Town Golf Links and previously hosted the Family Circle Cup Tennis Tournament at the Sea Pines Racquet Club (the event was moved to Charleston in 2001).

Sea Pines has two marinas, including the Harbour Town Yacht Basin, itself an internationally recognized resort destination and major tourist destination within the Plantation. The Harbour Town Yacht Basin is surrounded by several mid-rise condominium buildings, retail specialty shops, and restaurants. South Beach Marina is a smaller, less recognized facility located at the extreme southern tip of the Island. Like the Harbour Town Yacht Basin, the South Beach Marina Village includes restaurants, retail shops, and residential condominium developments.

Plantation amenities include swimming pools, over 11 miles of bicycle trails, playgrounds, horse stables and riding trails, and extensive acreage of land permanently restricted to natural woodlands and open space. A 572-acre tract of land located at the northeastern corner of the plantation is dedicated as the Sea Pines Forest Preserve and is


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Street Atlas USA® 2003
Broad River
Sea Pines
Atlantic
Ocean

Figure 2: Neighborhood Map

devoted to a permanent bird sanctuary and game park. The Forest Preserve includes two fishing lakes, nature trails, and an observation deck overlooking a large freshwater marsh.

The Sea Pines development plan limits total development to 5,890 total dwelling units. Being the first planned community with some 25 years marketing exposure, over 3,000 of the 3,790 single family home sites are improved, and virtually all of the remaining vacant home sites have been sold. Likewise, the majority of the condominium units allocated within the plantation have been completed and developer inventory is currently nonexistent.

The Sea Pines Plantation Master Plan also allows commercial development on up to 105 acres within the Plantation. To date, about 40% of the commercial acreage has been utilized; however, significant future commercial development is not anticipated as very few tracts remain that are suitable for commercial uses.

Current development activity is generally limited to redevelopment of existing properties. There is very limited vacant land available for future development within the Plantation.

Harbour Town

The subject property is located in the vicinity of Harbour Town within Sea Pines. Harbour Town is itself noted as a resort destination with its candy-stripe lighthouse and Mediterranean style village around an inland yacht basin recognized worldwide.

Harbour Town is centered around the yacht basin which accommodates approximately 90 boats up to 100 feet in length. Development around the basin includes specialty retail shops and restaurants with the Harbour Town Yacht Club, a resort condominium


DELORME
Street Atlas USA© 2003
Saddlebag & Cottage Parcels
Liberty Oak Parcel B
Artist Parcel A
Sea Pines Center Parcel
DEER ISLAND RD
STONEY CREEK RD
LIGHTHOUSE RD
PLANTATION DR
LIGHTHOUSE LN
MURFIELD RD
HERITAGE RD
TWIN PINES RD
SPANISH WOOD RD
SYLVAN LN
CARAVEL CT
GENOA CT
CUTTER CT
FOREST DR
FERN CT
©2002 DeLorme. Street Atlas USA® 2003.
www.delorme.com

Figure 3: Harbour Town area

development, located at the second and third floors. Additional development includes very high quality condominium units, the Harbour Town Golf Links (site of the PGA tours MCI Classic golf tournament), Sea Pines Racquet Club, two Marriot Resorts interval ownership developments, and the Harbour Town Inn and Conference Center.

Residential condominium units range from about $400,000 to over $1,500,000, depending largely on location (view), age, size and rooms. Retail rents at the shops surrounding the yacht basin now exceed $35 per square foot.

Conclusion

In summary, Sea Pines Plantation is a widely known development which ranks with some of the top resort communities in the country.

SITE DESCRIPTION AND ANALYSIS

The subject parcels are located in the Harbour Town area of Sea Pines and are accessible by Lighthouse Road. Lighthouse Road is a two lane route connecting the area to Plantation Drive and Greenwood Drive, which lead to the front gate of Sea Pines Plantation. It is a heavily shaded route with bicycle and pedestrian paths along its entire route, and carries a moderate traffic flow consisting of residents and tourists.

Liberty Oak Parcel B

The Liberty Oak Parcel B measures 1.24 acres fronting the Harbour Town Yacht Basin on its western and southern boundary. It is an irregular shaped parcel joining the retail shops and Harbour Town Yacht Club to the north, parking lots to the east, and Clipper Court to the south. The site affords an excellent view over the Harbour Town Yacht Basin to the west and south.

The parcel joins the Liberty Oak, a large live oak tree that has become a landmark within the community, and the grave site of Charles Fraser, the founder of Sea Pines Plantation. The site is fairly heavily treed with large live oaks along the northern boundary but mostly clear along the center and southeast boundary. It is generally level, at grade with the parking areas to the east, and extends to the harbor's sea wall to the west and south.

An easement having a 25 foot radius around the grave site encumbers the site. No other easements are indicated on the Exhibit Sketch; however, pedestrian easement undoubtedly exists along the boundaries. In addition, easements for access and parking in favor of the subject exist over the adjacent properties.


HARBOUR TOWN
SITE
DEER ISLAND ROAD
LIGHTHOUSE LANE
LIGHTHOUSE ROAD
VICINITY MAP
N.T.S.
LIGHTHOUSE ROAD
PARCEL D
(PARKING & PLAYGROUND)
HARBOUR HOUSE "A" & "B"
PARCEL 2
(HARBOUR TOWN SHOPS)
LIGHTHOUSE ROAD
PARCEL 7A
HARBOUR TOWN
YACHT BASIN
PARCEL B
(COOKOUT & EVENT AREA)
PARCEL C
(PARKING)
PARCEL 7B
25' EASEMENT
PARCEL A
0.10 Ac.
HARBOUR TOWN
YACHT BASIN
TAX PARCEL I.D. NO. R550-017-000-1092 & 1125-0000
CLIPPER COURT
PARCEL 13
GRAPHIC SCALE
0
100
200
300
TOTAL AREA = 4.77 ACRES
EXHIBIT SKETCH OF
LIBERTY OAKS PARCELS A, B & C
HARBOUR TOWN PARKING PARCEL D
A SECTION OF
HARBOUR TOWN
SEA PINES PLANTATION
HILTON HEAD ISLAND, BEAUFORT COUNTY, SOUTH CAROLINA
PREPARED FOR: SEA PINES COMPANY
SCALE: 1" = 100'
DATE: 5/16/2003
JOB NO. 87600E-1
SURVEYING CONSULTANTS
39 Sheridan Park Circle, Suite 6, Bluffton, SC 29910
Telephone: (843) 815-3304 FAX: (843) 815-3305
COPYRIGHT © BY SURVEYING CONSULTANTS

Figure 4: Exhibit Sketch- Liberty Oak Parcel


HARBOUR TOWN
SITE
VICINITY MAP
N.T.S.
N/F SEA PINES PLANTATION COMPANY, INC.
PARCEL A
2.49 ACRES
TIDAL LAGOON
STONEY CREEK VILLAS
PARCEL B
1.11 ACRES
TAX PARCEL I.D. NO. R550-017-000-1122-0000
LIGHTHOUSE ROAD - R/W VARIES
GRAPHIC SCALE
0
100
200
300
EXHIBIT SKETCH OF
PARCEL A
& PARCEL B
A SECTION OF
SEA PINES PLANTATION
HILTON HEAD ISLAND, BEAUFORT COUNTY, SOUTH CAROLINA
PREPARED FOR: SEA PINES COMPANY
SCALE: 1" = 100'
DATE: 5/15/2003
JOB NO. 910770
SURVEYING CONSULTANTS
COPYRIGHT © BY SURVEYING CONSULTANTS
CAD:
DISK NO. DISK

Figure 5: Exhibit Sketch- Artist Parcel



SITE
VICINITY MAP
N.T.S.
N/F PALMETTO ELECTRIC
GLENEAGLE GREEN
SEA PINES CENTER
TENNIS COURTS
LIGHTHOUSE ROAD - 100' R/W
GLENEAGLE ROAD
EASEMENT NO. 10 (0.124 ACRES)
PARCEL C-4
0.82 ACRES
(INCLUDES EASEMENT NO. 10)
PARCEL C-1
0.59 ACRES
N/F MUIRFIELD PHASE II
N/F LIGHTHOUSE TENNIS VILLAS
TAX PARCEL I.D. NO. R550-017-000-1152-0000
GRAPHIC SCALE
0
100
200
300
EXHIBIT SKETCH OF
PARCEL C-1
& PARCEL C-4
ADJACENT TO
SEA PINES CENTER
SEA PINES PLANTATION
HILTON HEAD ISLAND, BEAUFORT COUNTY, SOUTH CAROLINA
PREPARED FOR: SEA PINES COMPANY
SCALE: 1" = 100'
DATE: 5/15/2003
JOB NO. 96253A
SURVEYING CONSULTANTS
39 Sheridan Park Circle, Suite 6, Bluffton, SC 29910
Telephone: (843) 816-3304 FAX: (843) 816-3305
COPYRIGHT © BY SURVEYING CONSULTANTS

Figure 6: Exhibit Sketch- Sea Pines Center Parcel


HARBOUR TOWN
DEER ISLAND ROAD
SITE
LIGHTHOUSE LANE
LIGHTHOUSE ROAD
STONEY CREEK
VICINITY MAP
N.T.S.
STONEY CREEK
PARCEL 4
OUT PARCEL 0.06 Ac.
THE SADDLEBAG PARCEL
1.36 Ac.
(INCLUDES PARCEL 4)
OUT PARCEL 0.07 Ac.
MARRIOTT HARBOUR CLUB
DEER ISLAND ROAD EASEMENT
PARCEL A
THE COTTAGE PARCEL
0.62 Ac.
LIGHTHOUSE ROAD
TAX PARCEL I.D. NO. R550-017-000-1101-0000
GRAPHIC SCALE
0
100
200
300
EXHIBIT SKETCH OF
THE SADDLEBAG PARCEL
& THE COTTAGE PARCEL
A SECTION OF
HARBOUR TOWN
SEA PINES PLANTATION
HILTON HEAD ISLAND, BEAUFORT COUNTY, SOUTH CAROLINA
PREPARED FOR: SEA PINES COMPANY
SCALE: 1" = 100'
DATE: 5/16/2003
JOB NO. 03076
SURVEYING CONSULTANTS

Figure 7: Exhibit Sketch- Saddlebag and Cottage Parcels

The heavy live oak coverage along the northern boundary has a significant impact on the site's development. Based on discussion with Sea Pines officials and comparison to surrounding developments, the subject can likely accommodate ten residential condominium units over ground level parking.

Artist Parcel A

Parcel A measures 2.49 acres fronting a tidal lagoon off of Stoney Creek. It is an irregular shaped parcel adjoining the Cottage Parcel to the west and Lighthouse Road to the south. The site has a desirable view over the adjacent tidal lagoon and marshes of Stoney Creek to the east and north.

Parcel A is heavily wooded with mature live oaks. It is generally level, at grade with Lighthouse Road.

No easements are indicated on the Exhibit Sketch and none are evident from inspection. Note that Parcel A is currently subject to a parking easement for 68 vehicles in favor of the Harbour Town Inn and Conference Center; however, the easement can be moved and the Sea Pines Company plans to provide the required parking on Parcel B which will free Parcel A for development.

Based on discussion with Sea Pines officials, the most likely development of the parcel will include 24 residential condominium units. This reflects a density of ten units per acre which is consistent with surrounding development.

Sea Pines Center Parcel

The Sea Pines Center Parcel measures 1.41 acres fronting Lighthouse Road to the east and Gleneagle Road to the south. It is an irregular shaped parcel and joins Lighthouse Tennis Villas to the north and Muirfield to the west.

The Sea Pines Center Parcel is heavily wooded with mature pines and scattered hardwood species. It is generally level, at grade with Gleneagle Road. The site is located adjacent to Sea Pines Center across Gleneagle Road.

An easement measuring .124 acre encumbers the site at the extreme southern corner. The exhibit sketch does not indicate the purpose of the easement but it appears to be a pedestrian easement allowing access to tennis courts from Muirfield. No other easements are indicated on the sketch and none were noted upon inspection.

The Sea Pines Center Parcel is considered only an average site for residential condominium development and is more likely to be developed as a commercial site as discussed in the highest and best use section of this report.

Saddlebag Parcel

The Saddlebag Parcel measures 1.36 acres fronting Deer Island Road to the north and has minimal frontage at Lighthouse Road to the west. It is an irregular shaped parcel joining Stoney Creek to the east and the Cottage Parcel to the south.

The Saddlebag Parcel is heavily wooded with mature live oaks. It is generally level, at grade with Deer Island Road.

The exhibit sketch shows Deer Island Road as an easement across the site's western boundary. No other easements are shown; however, note that the .07 acre out parcel (C.Q.'s Restaurant) would likely claim an easement by prescription for access and parking, as well as the .06 acre parcel (a Sea Loft unit) for access.

A one and one-half story building measuring 2,940 square feet gross building area is situated on the site. The building is a rustic, wood frame structure currently used as offices and an art gallery. The first floor is leased at a rate of $20 per square foot with $.50 yearly escalations for a five year term; the second floor is leased at a rate of $10 per square foot for a one year term. The building does not contribute to the overall value of the property and thus is not included in this analysis.

The extreme irregular shape of the parcel and probable prescriptive easements likely have a significant effect on its value as it reduces the buildable area.

Cottage Parcel

The Cottage Parcel measures .62 acres fronting Lighthouse Road to the west. It is an irregular shaped parcel joining the Artist Parcel A to the east and the Saddlebag Parcel to the north and west.

The Cottage Parcel is heavily wooded with mature live oaks. It is generally level, at grade with Lighthouse Road.

The exhibit sketch does not show any easements encumbering the Cottage Parcel and none were noted upon inspection of the site.

The Cottage Parcel is improved with three small retail buildings totaling 3,116 square feet gross building area. Two of the buildings are owner occupied by the Sea Pines Company and the third is vacant. The value of the property including the buildings is roughly equal to the value of the vacant site. Thus, the buildings are not considered in this analysis.

The irregular shape of the parcel likely has a small effect on its value as it reduces the buildable area.

General Site Conditions

According to FEMA Flood Insurance Rate Map 450250 0012 D, the subject tracts are located in Flood Hazard Zone A-7 which is considered a special flood hazard area. However, the tracts appear to be adequately.

According to the USDA Soil Survey, Ridgeland soils dominate the immediate Harbour Town area including the Liberty Oak Parcel, Artist Parcel, Saddlebag Parcel and Cottage Parcel. The Ridgeland soils are well drained, sandy soils that have been developed extensively throughout Hilton Head. The Sea Pines Center Parcel is located in an area of Rosedhu soils, a poorly drained soil that also has been developed extensively but requires greater engineering and drainage.

Public utilities include underground electrical and telephone cable, and public water and sewerage service.



Figure 8: Flood insurance rate map

TAXES AND ASSESSMENTS

The Beaufort County assessor values the individual parcels as follows:

Parcel	Value	Assessed Value	Taxes
Liberty Oak Parcel	$12,200	$732	$161.18
Artist Parcel A	$12,500	$750	$165.15
Sea Pines Center	$128,700	$7,722	$1,700.38
Saddlebag/Cottage	$400,000	$24,000	$5,284.80

Note that the Liberty Oak Parcel A and Artist Parcel A are part of larger parcels and the tax values, assessed values, and taxes are for the entire tract.

Note that the Saddlebag Parcel and Cottage Parcel have not been subdivided by the assessor and are valued as one tract.

The taxes indicated above are based on the 2002 millage rate for district 550 at .2202; the millage rate for the year 2002 has not been released.

All of the assessor's values are significantly less than the value estimates reflected in this report. The Liberty Oak Parcel and Artist Parcel show extreme differences that are due, most likely, to them being valued as open space.

Beaufort County taxes have increased in recent years from 4% to 17% annually although decreasing slightly from 1995 to 1996. At the other extreme, taxes for 1992 increased over 1991 by 16% and 1993 taxes increased by about 12%. 1999 taxes increased over 1998 by


0.2600
0.2400
0.2200
0.2000
0.1800
0.1600
0.1400
1998
1999
2000
2001
2002
501
551/553
510/511
600/601/602
520
610/611
550/552
800

Figure 9: Changes in Millage Rate
Source: Beaufort County Tax Assessor

11.65%. Figure 9 on the previous page reflects increases in the millage for Hilton Head Island since the last reassessment in 1998, and shows a compound annual increase of 3.99% for District 550.

ZONING AND RESTRICTIONS

The subject properties are part of Sea Pines Plantation and are zoned PD-1 under the Town of Hilton Head Island's Land Management Ordinance. The Town recently changed the zoning ordinance and the PD-1 classification was assigned to the former M-1 district. However, very little in the ordinance was changed.

The PD-1 classification denotes master planned communities which were in existence before enactment of the zoning ordinance, although future planned developments can request an PD-1 zoning designation. Zoning affects the property only to the extent of the deed restrictions and covenants outlined under the Sea Pines Plantation Master Plan, which allows commercial development on the subject site.

Specific requirements of the PD-1 zoning district are as follows:

Maximum Site Density:	Site density is calculated according to the individual development.
Maximum structure height:	75 feet above pre-development grade, not to exceed five habitable stories.
Maximum impervious area:	No greater than 45% for the entire district.
Open space requirement:	Not less than 55% for the entire district.

Other than the Sea Pines Plantation covenants, there are no known deed restrictions (private or public) which limit the use of the subject property.

Each of the subject properties can be developed with either residential or commercial uses or a combination of the two in keeping with the PD-1 zoning and Sea Pines covenants.

HIGHEST AND BEST USE ANALYSIS

Highest and best use is defined as

> *"The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability".*[3]

Highest and best use is dependent on the legal and physical constraints on the property as well as market conditions for various alternate uses.

Highest and best use analysis considers four basic criteria for establishing the highest and best use of a property: The highest and best use is the use, among those uses which are physically possible, legally permissible, and financially feasible, that is maximally productive or reflects the greatest return to the property.

The highest and best use analysis for the vacant site indicates the use, or uses, that create the highest site value, and is generally not to great enough depth to establish a specific use. For example, it may indicate a retail use vs. an office, but would not indicate a specific type of retail use. Generally, the highest and best use of a vacant site is dependent on surrounding land uses and the compatibility of a proposed or alternative use.

The highest and best use analysis considers the highest and best use of the site "as vacant" and ready for development, and "as is" or in its current (or proposed) state of development. Note that the improvements on the Saddlebag Parcel and Cottage Parcel

---

[3] Appraisal Institute, The Dictionary of Real Estate Appraisal, 1993, Page 171.

do not contribute to the overall value and are not considered in this analysis. Thus, all of the parcels are analyzed as vacant tracts.

The highest and best use of the individual subject parcels are discussed below.

Liberty Oak Parcel B

The Liberty Oak Parcel is very well located directly on the yacht basin at Harbour Town, adjacent to both commercial retail and residential condominium uses. Both are reasonable uses for the subject site; however, the residential use reflects a much higher value than would likely be reflected by a commercial use. For example, the highest prices paid for commercial retail tracts have been in the range of $600,000 per acre- based on the rental rates commanded by the Harbour Town retail space in comparison to general retail space, a land value in the range of $1,200,000 per acre may be justified compared to the value of $2,016,000 per acre shown in this report.

A combination retail and residential condominium use would likely result in an even higher land value. However, residential development of the site will require parking on grade beneath the proposed building. Thus, the retail units could not be developed and the highest and best use is reflected by the residential condominium use at the maximum physical and marketable density of ten units.

Artist Parcel A

The Artist Parcel A is also well located amidst both commercial retail and residential condominium development, and both retail and residential uses would be reasonable uses of the property. However, like the Liberty Oak Parcel, this parcel reflects a much higher value assuming a residential use at about $625,000 per acre (note that value is affected by the lack of sufficient density units) in comparison to the alternative commercial use at about $450,000 per acre. Therefore, the highest and best use is

reflected by the residential condominium use at the maximum physical and marketable density of about 24 units.

Sea Pines Center Parcel

The Sea Pines Center Parcel is not as well located as the other parcels, particularly for residential condominium development. As a result, a much lower unit price would be appropriate for the parcel. In addition, the purchase of the required density units would reduce the overall value to a negligible level; thus, commercial development of the parcel would be more reasonable.

The valuation section of this report indicates a value of about $400,000 per acre in comparison to a value reflected by the residential use of about $50,000 per acre. However, note that the extreme low value reflected by the residential use results from the necessity of purchasing density units at a price of $47,925 per unit.

Based on the above analysis, the highest and best use of the Sea Pines Center Parcel is for future commercial development.

Saddlebag Parcel

The Saddlebag Parcel is currently improved with a commercial building (the building does not maximize use of the site, is old, and does not contribute to value) and is well suited for commercial use. In addition, its irregular shape severely restricts potential residential condominium development which, along with the need to purchase additional density units, diminishes the value of the site for residential uses.

Considering the irregular shape and out parcels existing within the site, the maximum number of units that could physically fit on the site is estimated at eight. At $75,000 per unit, a total value of $600,000 is indicated. However, all eight density units would

have to be purchased which would result in an adjusted value of $216,600 compared to a value for commercial development estimated at $680,000. Thus, the highest and best use of the Saddlebag Parcel is for future commercial development.

Cottage Parcel

The Cottage Parcel would be better suited to residential development in comparison to the Saddlebag Parcel as it is not as severely affected by its irregular shape. However, the value for commercial use $370,000 still exceeds the value reflected by potential residential development at about $160,000 (considering the purchase of additional density units). Thus, the highest and best use of the Cottage Parcel is reflected by future commercial development (the Cottage Parcel is currently developed with three small retail buildings which do not contribute to value).

Note: The value estimates reflected above could be affected by a reallocation of the existing Sea Pines density units from the Artist Parcel to the Saddlebag and Cottage Parcel. However, the above allocations appear to be the most favorable and are used in this analysis.

VALUATION PROCEDURE

Liberty Oak Parcel B and Artist Parcel A

As the subject is a vacant site, the sales comparison approach is normally considered the most reasonable technique for estimating the value of the property.

The reliability of the sales comparison approach is dependent on the quality and quantity of the sales data which is considered poor for this analysis. Thus, due to the limited number of recent sales, allocation techniques are used in valuing the subject residential parcels. Allocation is a technique whereby the value of the underlying land is based on a percentage of the total package price (finished condominium unit). The unit price of the land for historical sales is compared to the unit price of the finished product proposed (or under utilization at its highest and best use).

Sea Pines Center Parcel, Saddlebag Parcel and Cottage Parcel

The sales comparison approach is used to value the commercial parcels in this analysis. The sales comparison approach is a technique of comparing characteristics of recent sales of similar properties to those of the subject. Though no sales exist in the immediate area within Sea Pines, adequate sale of commercial sites in similar areas outside the plantation are available for analysis.

RESIDENTIAL PARCEL VALUATIONS

Liberty Oak Parcel B

Sales of eight tracts which compare to the subject have been used in this analysis. The sales are summarized in Table 1 below.

No.	Location	Date	Acres	Units	Price	Price/Acre	Price/Unit	Avg Unit $	% land
1	Marshland Road (@ X-island)	Jul-99	23.71	110	$3,026,700	$127,655	$27,515	$345,000	7.98%
2	Grasslawn Ave./Port Royal	Jul-97	6.74	28	$500,000	$74,184	$17,857	$220,000	8.12%
3	Squire Pope Road/Blue Water	Jan-00	6.69	80	$3,100,000	$463,309	$38,750	$450,000	8.61%
4	Indigo Run Parkway/Indigo Run	Apr-00	21.909	44	$1,161,000	$52,992	$26,386	$280,000	9.42%
5	Nassau Street	May-01	2.18	14	$525,000	$240,826	$37,500	$275,000	13.64%
6	Skull Creek Drive/Grandview	36620	4.461	32	$3,400,000	$762,161	$106,250	$650,000	16.35%
7	Village @ Skull Creek/HHP	Jan-83	2.3	46	$1,265,000	$550,000	$27,500	$185,000	14.86%
8	Villamare/Palmetto Dunes	Mar-85	8.01	160	$8,500,000	$1,061,174	$53,125	$255,000	20.83%

Table 1: Comparable Site Sales

The sales used include two very old transactions due to the extremely limited number of recent multifamily tract sales in the area, and the limited number of recent sales of high value or waterfront tracts.

Only three recent sales of waterfront sites planned for condominium development have occurred, and are identified above as Sales 1, 3 and 6.

Sale 1 is located on Marshland Road near the Cross-island Parkway. Marshland Road has historically been a rural area of the island but is beginning to develop with the completion of the Cross-island Parkway. The site is planned for 110 condominium units originally proposed at $280,000 to $450,000 (they are currently being marketed at $359,000 to $559,000), and averaging about $345,000. The sale reflects a land value ratio of about eight per cent which is considered extremely low for waterfront property, but is reasonable due to the remote location, the proximity to the Cross-island Parkway, and large number of units.


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Street Atlas USA® 2003
Chechessee River
Broad River
Sales 6 & 7
Sale 3
Sale 2
Sale 4
Sale 1
Sale 8
Sale 5
Subject
Atlantic Ocean

Figure 9: Comparable residential site sales

Sale 2 is an interior tract purchased for condominium development. It is located at Port Royal Plantation and fronts the Barony golf course. It sold in July 1997 and has been developed with condominium units which originally sold for $220,000 per unit, reflecting a ratio of 8.12%.

Sale 3 is the Bluewater site located on Squire Pope Road on the north end of the island which sold in January 2000 for a unit price of $38,750 per unit. The tract has good frontage on Skull Creek but is remote in relation to the island's resort areas. The purchaser is a timeshare developer but is considering whole ownership for this site with sales at an average of $450,000 per unit. The sale reflects a low ratio of 8.61%, similar to that of Sale 1 which is also remote.

Sale 4 is an interior tract at Indigo Run that has been developed with moderate condominium units reflecting an average value of about $280,000. The site sold in April 2000 for a unit price of $26,386 per unit and reflects a ratio of 9.42%.

Sale 5 is the Coral Sands site located on DeAllyon Drive in the Forest Beach Resort District. Coral Sands is a timeshare development; however, if sold as whole ownership units, a price of about $275,000 would be expected, reflecting a ratio of 13.64%. The site sold in May 2001 for a unit price of $37,500 per unit.

Sale 6 is a recent sale located at Skull Creek within Hilton Head Plantation, overlooking Skull Creek Marina. The site sold in April 2000 for a price of $2,500,000 with an additional payment of $900,000 as development occurs.

The site is planned for luxury condominium units ranging from 2,200 to 4,400 square feet with prices ranging from $800,000 to $1,900,000. Although the site is considered

slightly superior to the subject due to its location within Hilton Head Plantation on Skull Creek Marina, the proposed unit size and price level is excessive and not indicative of the highest and best use. Development of 2,200 to 3,500 square foot units with prices of $550,000 to $750,000 is more consistent with the highest and best use and reflects a ratio of about 16.35%.

Sales 7 and 8 are much older sales, occurring in the mid-1980's. However, they are the last sales of waterfront condominium tracts (with the exception of Sales 1, 3 and 6) due to the subsequent decline in market conditions for condominium units. Sale 7 is located on Skull Creek and, at the time, was a high quality development with prices ranging from $180,000 to $240,000 per unit. The sale reflects a ratio of 14.86%.

Sale 8 is an ocean front project at Palmetto Dunes. Villamare sold in 1985 for $53,000 per unit and reflects a ratio of 20.83%.

The sales reflect increasing ratio's as view and amenities improve. It is noted that ratio's tended to decline as market conditions declined in the late 1980's and early 1990's; however, with good market conditions now prevailing, ratio's consistent with the historical ratio's are reasonable. Considering the subject's premier location fronting the yacht basin at Harbour Town, a ratio in the upper end of the range at 20% is considered reasonable for the subject.

The price of the individual condominium units are based on the sales comparisons shown in Table 2 on the following page. The sales used include units located in the immediate vicinity of Harbour Town and are considered most comparable to the subject. However, note that due to changing market conditions, a slightly larger unit is anticipated for the subject site at about 3,000 square feet.

	SUBJECT	COMP 1		COMP 2		COMP 3		COMP 4	
Unit	3 BR/3 BA	1090 Lighthouse II		1123 Harbourtown Green		3 Lighthouse Lane		1087 Lighthouse I	
Project	Liberty Oak	Harbourtown		Harbourtown		Harbourtown		Harbourtown	
Sales Price			$995,000		$950,000		$920,000		$999,855
Price/GLA			$371.27		$406.85		$451.42		$477.71
Fin/Conc.		Conv/Furn	($50,000)	Conv/Furn	($50,000)	Conv/Furn	($50,000)	Conv.	
Date of Sale		09/05/2001	$141,750	10/12/2001	$135,000	06/17/2002	$65,250	List	
Location	Very good	Very good		Very Good		Very Good		Good	
Site/View	Harbor	Harbor		Golf/Sound		Harbor		Harbor	
Design/Quality	Flat/Good	Flat/Good		TH/Good		TH/Good		Flat/Good	
Age(Eff.)	0	10	$179,100	10	$171,000	10	$165,600	10	$180,000
Condition	Good	Good		Good		Good		Good	
Room Count	7-3-3	7-4-4	($5,000)	6-3-3		7-4-4	($5,000)	6-3-3	
GLA	3,000	2,680	$32,000	2,335	$66,500	2,038	$96,200	2,093	$90,700
Utility	Good	Good		Good		Good		Good	
HVAC	Central	Central		Central		Central		Central	
Parking	None	None		None		None		None	
Common Elem.	Sea Pines Am.	Sea Pines Am.		Sea Pines Am.		Sea Pines Am.		Sea Pines Am.	
Other	Patio/Balcony	Terrace		Terrace		Terrace		Terrace	
Other	None	None		None		Fireplace		Fireplace	
Net Adj.			$297,850		$322,500		$272,050		$270,700
Ind. Value			$1,292,850		$1,272,500		$1,192,050		$1,270,555

Table 2: Adjustment Grid

The sales shown in Table 2 above reflect adjusted prices of $1,192,050 to $1,292,850. Thus, the average price for units on the subject site is estimated at $1,250,000. Multiplying an average value of $1,250,000 by a ratio of 20% reflects a unit value of $250,000 per unit or a total value of $2,500,000.

Based on the data presented above, the market value of the fee simple interest in the Liberty Oak Parcel B subject to the Limiting Conditions and Assumptions included in this report as of June 10, 2003 is estimated to be:

TWO MILLION FIVE HUNDRED THOUSAND DOLLARS

($2,500,000)

Artist Parcel A

The Artist Parcel A is valued using the same techniques and same sales used for valuing the Liberty Oak Parcel. However, as the Artist Parcel is removed from the immediate area of the Yacht Basin, a lower unit price for the developed condominium units anticipated for the site and a lower site value ratio is estimated.

Considering the location of the subject in the vicinity of Harbour Town, a ratio in the middle of the range indicated at about 16% is estimated.

The price for the individual condominium units anticipated for the site is based on the sales comparisons shown in Table 3 below.

	SUBJECT	COMP 1		COMP 2		COMP 3		COMP 4	
Unit	3 BR/3 BA	824 Ketch Court		2833 Residents Club		263 Stoney Creek Villa		807 Clipper Court	
Project	Artist tract	Harbourtown		Club Course		Harbourtown		Harbourtown	
Sales Price			$370,000		$305,000		$340,000		$300,000
Price/GLA			$276.12		$170.01		$210.66		$247.12
Fin/Conc.		Conv/Furn	($30,000)	Conv.		Conv/Furn	($30,000)	Conv/Furn	($30,000)
Date of Sale		06/14/2002	$25,500	01/15/2003	$0	05/15/2002	$23,250	04/19/2002	$20,250
Location	Good	Good		Good	$61,000	Good		Good	
Site/View	Wooded/Msh	Interior		Golf/Marsh		Marsh		Interior	
Design/Quality	Flat/Avg.	TH/Avg.		Flat/Avg.		TH/Avg.		TH/Avg.	
Age(Eff.)	0	20	$133,200	15	$82,400	20	$122,400	20	$108,000
Condition	Good	Good		Good		Good		Good	
Room Count	7-3-3	6-3-2.5	$3,500	6-3-2	$5,000	6-3-3	($3,500)	5-2-2.5	$3,500
GLA	1,750	1,340	$41,000	1,794	($4,400)	1,614	$13,600	1,214	$53,600
Utility	Good	Good		Good		Good		Good	
HVAC	Central	Central		Central		Central		Central	
Parking	None	None		None		None		None	
Common Elem.	Sea Pines Am.	Sea Pines Am.		Sea Pines Am.		Sea Pines Am.		Sea Pines Am.	
Other	Patio/Balcony	Terrace		Terrace		Terrace		Terrace	
Other	None	None		None		None		None	
Net Adj.			$173,200		$144,000		$125,750		$155,350
Ind. Value			$543,200		$449,000		$465,750		$455,350

Table 3: Adjustment Grid

The sales used are located in Sea Pines including three sales at Harbour Town that do not front the yacht basin, and one marsh font sale in the Club Course area. The typical subject unit is projected at 1,750 square feet, comparable to the sales which range from 1,214 to 1,794 square feet.

The sales shown in Table 3 reflect adjusted prices of $449,000 to $543,200, and the average price for units on the subject site is estimated at $485,000. Multiplying an average value of $485,000 by a ratio of 16% reflects a unit value of $77,600 per unit. The unit value is rounded to $75,000 and indicates a total value of $1,800,000.

Sea Pines Company will have to acquire five density units in order to develop the site to its highest and best use. The cost of the five density units is estimated at $47,925 per unit in accordance with the Settlement Agreement discussed earlier and included in Appendix C. Deducting the total cost of the five density units at $239,625 reflects an adjusted value estimate at $1,560,375.

Based on the data presented above, the market value of the fee simple interest in the Artist Parcel A subject to the Limiting Conditions and Assumptions included in this report as of June 10, 2003 is estimated to be:

ONE MILLION FIVE HUNDRED SIXTY THOUSAND DOLLARS
($1,560,000)

Exposure and Marketing Time

Exposure time is defined as the estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market (note that the market value estimate presumes that the exposure time occurs prior to the date of the appraisal). The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort.

Marketing time, as opposed to exposure time, is an estimate of the amount of time it might take to sell a property interest at the estimated market value level during the period immediately after the date of the appraisal, and may or may not equate to reasonable exposure time.

As with any real estate, both exposure and marketing time can vary widely due to needs of specific buyers active in the market. Often several similar properties may sell in a short period of time followed by an extended period with no sales.

The subject parcels are very unique parcels located in an internationally recognized resort area with a very limited amount of undeveloped land remaining. Therefore, they are anticipated to generate high demand resulting in a very limited required exposure and marketing time. In this case, both exposure and marketing time are estimated at less than one year.

COMMERCIAL PARCEL VALUATIONS

Sea Pines Center Parcel

Four sales have been compared to the subject site in this analysis. The sales are summarized in Table 4 below.

Sale	Location	Date	Acres	Price	$/Acre
1	Palmetto Bay Road @ Arrow Rd (Pantry)	May-97	0.89	$550,000	$615,901
2	Wm. Hilton Parkway @ Indigo Run (Outback)	Apr-99	1.44	$735,000	$510,417
3	Sea Pines Circle (First Federal)	Dec-98	1.28	$635,000	$496,094
4	Pope Avenue (Island Packet)	Dec-00	2.27	$1,025,000	$451,542

Table 4: Comparable Site Sales

Sale 1 is the Pantry site located on Palmetto Bay Road just outside the gates of Sea Pines. It is one of the more desirable commercial sites to sell in recent years and reflects the highest unit value of any recent sales. The site is located at the corner of Palmetto Bay Road and Target Road with access at both routes. It sold for $615,901 per acre in May 1997.

Sale 2 is the Outback Steak House site located at Indigo Run on the north end of the island and also reflects one of the highest unit prices of any recent commercial sales. Though remote to the subject, the area is one of the premier commercial neighborhoods and compares well to the subject properties located within Sea Pines near Harbour Town. The site sold in April 1999 for a unit price of $510,417 per acre.

Sale 3 is the First Federal site located at Sea Pines Circle and Palmetto Bay Road. This very prominent site sold in December 1998 for a unit price of $496,094 per acre. The site is one of the most visible sites on Hilton Head Island and compares well to the subject in terms of location. Note that an old service station was on the site and subsequently demolished.


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Street Atlas USA® 2003
Sale 2
Sale 1
Sale 3
Sale 4
Saddlebag/Cottage Parcels
Sea Pines Center Parcel

Figure 10: Commercial Site Sales

Sale 4 is the former Island Packet property located at Pope Avenue and Pope Avenue Mall about one mile from the subject. It sold in December 2000 for a unit price of $451,542 per acre. It is larger than the subject but otherwise compares well. This site also has two buildings on it which do not contribute to value. It has not been redeveloped to date.

The sales are adjusted for dissimilarities in comparison to the subject as shown in Table 5.

Sale No.	1	2	3	4
Price	$550,000	$735,000	$635,000	$1,025,000
Property Rights	$0	$0	$20,000	$40,000
Adjusted Price	$550,000	$735,000	$655,000	$1,065,000
Financing/Concessions	$0	$0	$0	$0
Adjusted Price	$550,000	$735,000	$655,000	$1,065,000
Market Conditions	$165,000	$183,750	$163,750	$106,500
Adjusted Price	$715,000	$918,750	$818,750	$1,171,500
Adjusted Price/Unit	$800,672	$638,021	$639,648	$516,079
Location/Frontage	($240,202)	($191,406)	($191,895)	($154,824)
Physical Char.- Size	($84,071)	$0	$0	$54,188
Physical Char.-Wetlands	$0	$0	$0	$0
Physical Char.- Other	($41,896)	($39,277)	($39,377)	($36,535)
Net Adjustment	($366,168)	($230,683)	($231,271)	($137,171)
Indicated Value	$434,504	$407,338	$408,377	$378,908

Table 5: Adjustment Grid

Sales 3 and 4 are adjusted for property rights as they included existing buildings needing demolition. The adjustment is estimated at about $20,000 per building.

Each of the sales is adjusted for market conditions as prices have continued to escalate. An adjustment of five per cent per year is used in this analysis.

Each of the sales is adjusted downwards for location as three of the four are prominent corner sites and the other is a prominent out parcel to a premier shopping center. The subject is located on a very minor corner and is considered inferior to theses sales. The adjustment is estimated at 30%.

Sale 1 is considerably smaller than the subject and is adjusted downwards for size. Sale 4, on the other hand, is considerably larger than the subject site is adjusted upwards for size. The adjustment is based on the historical change in unit value as size varies by a factor of two. An adjustment of 15% is used in this analysis.

The sales are adjusted downwards to reflect the easement encumbering a significant portion of the subject site- also note that this area is irregular shaped and undevelopable. The adjustment is based on the easement area as a percentage of the total area.

No other adjustments are warranted in this analysis and the sales reflect an adjusted value range of $378,908 to $434,504 per acre. A value estimate within the range at $400,000 per acre is considered reasonable and reflects a total value of $564,000.

Based on the above analysis, the market value of the fee simple interest in the Sea Pines Center Parcel site subject to the Limiting Conditions and Assumptions included in this report as of June 10, 2003 is rounded and estimated to be:

FIVE HUNDRED SIXTY-FIVE THOUSAND DOLLARS

($565,000)

Saddlebag Parcel

The same sales used in valuing the Sea Pines Center Parcel are used in valuing the Saddlebag Parcel. However, note that the Saddlebag Parcel is considered superior to the

Sea Pines Center Parcel and a significantly higher unit value is warranted, though it is diminished by the sites extreme irregular shape.

The sales are adjusted for dissimilarities in comparison to the subject as shown in Table 6.

Sale No.	1	2	3	4
Price	$550,000	$735,000	$635,000	$1,025,000
Property Rights	$0	$0	$20,000	$40,000
Adjusted Price	$550,000	$735,000	$655,000	$1,065,000
Financing/Concessions	$0	$0	$0	$0
Adjusted Price	$550,000	$735,000	$655,000	$1,065,000
Market Conditions	$165,000	$183,750	$163,750	$106,500
Adjusted Price	$715,000	$918,750	$818,750	$1,171,500
Adjusted Price/Unit	$800,672	$638,021	$639,648	$516,079
Location/Frontage	$0	$0	$0	$0
Physical Char.- Size	($120,101)	$0	$0	$77,412
Physical Char.-Wetlands	$0	$0	$0	$0
Physical Char.- Other	($204,171)	($191,406)	($191,895)	($178,047)
Net Adjustment	($324,272)	($191,406)	($191,895)	($100,635)
Indicated Value	$476,400	$446,615	$447,754	$415,444

Table 6: Adjustment Grid

Sales 3 and 4 are adjusted for property rights.

Each of the sales is adjusted for market conditions as prices have continued to escalate.

The subject site is considered comparable to the sales in terms of location due to its proximity to Harbour Town. Thus, no adjustment for location is warranted in this analysis.

Sale 1 is considerably smaller than the subject and is adjusted downwards for size. Sale 4, on the other hand, is larger than the subject site is adjusted upwards for size. The

adjustment is based on the historical change in unit value as size varies by a factor of two. An adjustment of 15% is used in this analysis.

The sales are adjusted downwards to reflect the subject's irregular shape. The adjustment is based on historical sales which indicted a discount of 10% to 30% for irregular features. As the subject is extreme, an adjustment of 30% is used in this analysis.

No other adjustments are warranted in this analysis and the sales reflect an adjusted value range of $415,444 to $476,400 per acre. A value estimate within the range at $450,000 per acre is considered reasonable and reflects a total value of $612,000.

Based on the above analysis, the market value of the fee simple interest in the Saddlebag Parcel site subject to the Limiting Conditions and Assumptions included in this report as of June 10, 2003 is rounded and estimated to be:

SIX HUNDRED TEN THOUSAND DOLLARS

($610,000)

Cottage Parcel

The same sales used in valuing the Sea Pines Center Parcel and Saddlebag Parcel are used in valuing the Cottage Parcel.

The sales are adjusted for dissimilarities in comparison to the subject as shown in Table 7.

Sale No.	1	2	3	4
Price	$550,000	$735,000	$635,000	$1,025,000
Property Rights	$0	$0	$20,000	$40,000
Adjusted Price	$550,000	$735,000	$655,000	$1,065,000
Financing/Concessions	$0	$0	$0	$0
Adjusted Price	$550,000	$735,000	$655,000	$1,065,000
Market Conditions	$165,000	$183,750	$163,750	$106,500
Adjusted Price	$715,000	$918,750	$818,750	$1,171,500
Adjusted Price/Unit	$800,672	$638,021	$639,648	$516,079
Location/Frontage	$0	$0	$0	$0
Physical Char.- Size	$0	$95,703	$95,947	$143,212
Physical Char.-Wetlands	$0	$0	$0	$0
Physical Char.- Other	($80,067)	($73,372)	($73,560)	($65,929)
Net Adjustment	($80,067)	$22,331	$22,388	$77,283
Indicated Value	$720,605	$660,352	$662,036	$593,362

Table 7: Adjustment Grid

Sales 3 and 4 are adjusted for property rights.

Each of the sales is adjusted for market conditions as prices have continued to escalate.

The subject site is considered comparable to the sales in terms of location due to its proximity to Harbour Town. Thus, no adjustment for location is warranted in this analysis.

Sales 2, 3 and 4 are larger than the subject site and are adjusted upwards for size. The adjustment is based on the historical change in unit value as size varies by a factor of two. An adjustment of 15% is used in this analysis.

The sales are adjusted downwards to reflect the subject's irregular shape. As the Cottage Parcel's shape is not as extreme as the Saddlebag Parcel, an adjustment of 10% is used in this analysis.

No other adjustments are warranted in this analysis and the sales reflect an adjusted value range of $593,362 to $720,605 per acre. A value estimate within the range at $650,000 per acre is considered reasonable and reflects a total value of $403,000.

Based on the above analysis, the market value of the fee simple interest in the Cottage Parcel site subject to the Limiting Conditions and Assumptions included in this report as of June 10, 2003 is rounded and estimated to be:

FOUR HUNDRED THOUSAND DOLLARS
($400,000)

Exposure and Marketing Time

The commercial parcels are not likely to generate the demand the residential parcels are and thus require a longer exposure and marketing time estimated at about one year.

APPENDIX A

(Comparable Sales Data for Residential Parcels)

COMPARABLE SALE NO. 1

PROPERTY:	Marshland Rd at Cross-island
GRANTOR:	Kimberly Walker
GRANTEE:	Broad Creek Edgewater LP
DEED REFERENCE:	1196-2438
DATE OF SALE:	July 7, 1999
SALE PRICE:	$675,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	5.62
ZONING:	WMU
PRICE PER ACRE:	$120,107
UNITS:	110
PRICE PER UNIT:	$27,515

COMPARABLE SALE NO. 2

PROPERTY:	Grasslawn Ave., Port Royal
GRANTOR:	Sun NLF Ltd P/S
GRANTEE:	The Links at Port Royal LLC
DEED REFERENCE:	956-445
DATE OF SALE:	June 5, 1997
SALE PRICE:	$500,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	6.74
ZONING:	PD-1
PRICE PER ACRE:	$74,184
UNITS:	28
PRICE PER UNIT:	$17,857

COMPARABLE SALE NO. 3

PROPERTY:	Squire Pope Drive
GRANTOR:	Blue Water Sunset Park
GRANTEE:	Bluewater Resort and Marina LLC
DEED REFERENCE:	1261-1166
DATE OF SALE:	January 3, 2000
SALE PRICE:	$3,100,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	6.691
ZONING:	WMU
PRICE PER ACRE:	$463,309
UNITS:	80
PRICE PER UNIT:	$38,750

COMPARABLE SALE NO. 4

PROPERTY:	Indigo Run Parkway
GRANTOR:	Acme Development Co., Inc.
GRANTEE:	Avalon at Indigo Run LLC
DEED REFERENCE:	1287-388
DATE OF SALE:	April 21, 2000
SALE PRICE:	$1,161,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	21.909
ZONING:	PD-1
PRICE PER ACRE:	$52,992
UNITS:	44
PRICE PER UNIT:	$26,386

COMPARABLE SALE NO. 5

PROPERTY:	Nassau Street
GRANTOR:	Dennis Van Der Meer
GRANTEE:	JPT Development Co., LLC
DEED REFERENCE:	1426-1307
DATE OF SALE:	May 9, 2001
SALE PRICE:	$525,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	2.18
ZONING:	CFB
PRICE PER ACRE:	$240,826
UNITS:	14
PRICE PER UNIT:	$37,500

COMPARABLE SALE NO. 6

PROPERTY:	Grandview @ Skull Creek
GRANTOR:	RSTM Inc.
GRANTEE:	Waterway Development Assoc LLC
DEED REFERENCE:	1284-1508 thru 1516
DATE OF SALE:	April 14, 2000
SALE PRICE:	$3,400,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash & seller financing
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	4.46
ZONING:	PD-1
PRICE PER ACRE:	$762,161
UNITS:	32
PRICE PER UNIT:	$106,250

Note: Sales 7 and 8 were taken from files and recording data is not available due to the date of sale.

APPENDIX B

(Comparable Sales for Commercial Tracts)

COMPARABLE SALE NO. 1

PROPERTY:	Palmetto Bay Rd/Arrow Rd
GRANTOR:	James Fitzgerald
GRANTEE:	The Pantry Inc.
DEED REFERENCE:	942-1560
DATE OF SALE:	May 7, 1997
SALE PRICE:	$550,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	.89
ZONING:	CC
PRICE PER ACRE:	$615,901

COMPARABLE SALE NO. 2

PROPERTY:	Out parcel Indigo Run
GRANTOR:	Epipd Indigo Run LP
GRANTEE:	Outback Steakhouse of FL Inc.
DEED REFERENCE:	1162-2130
DATE OF SALE:	April 4, 1996
SALE PRICE:	$735,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	1.44
ZONING:	PD-1
PRICE PER ACRE:	$510,417

COMPARABLE SALE NO. 3

PROPERTY:	Sea Pines Circle
GRANTOR:	Bird Oil Co., Inc.
GRANTEE:	First Federal of Charleston
DEED REFERENCE:	1113-228
DATE OF SALE:	December 1, 1998
SALE PRICE:	$635,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	1.28
ZONING:	CC
PRICE PER ACRE:	$496,094

COMPARABLE SALE NO. 4

PROPERTY:	Pope Avenue
GRANTOR:	East Coast Newspapers
GRANTEE:	Omi Walden
DEED REFERENCE:	1363-1708
DATE OF SALE:	December 11, 2000
SALE PRICE:	$1,025,000
PROPERTY RIGHTS:	Fee Simple
FINANCING:	Cash
CONDITIONS OF SALE:	Arms-length
SITE AREA/ACRES:	2.27
ZONING:	CC
PRICE PER ACRE:	$451,542

APPENDIX C
Settlement Agreement

STATE OF SOUTH CAROLINA)
) **SETTLEMENT AGREEMENT**
COUNTY OF BEAUFORT)

This Settlement Agreement ("Agreement") is entered into this 27TH day of June, 2002, by and between Sea Pines Company, Inc. ("Sea Pines") and Calibogue Associates, Inc. ("Calibogue").

WHEREAS, on or about June 26, 2000, Sea Pines filed a declaratory judgment action in the Beaufort Court of Common Pleas (Civil Action No. 2000-CP-07-1008 – "Litigation") seeking a Court order confirming Calibogue's ownership and right to transfer density units, as that term relates to limitations on the number of Family Dwelling Units within Sea Pines Plantation (hereinafter "Density Units") under the Declaration of Covenants and Restrictions by Sea Pines Plantation Company, Inc. dated September 7, 1974 and recorded at the Beaufort County RMC Office at Deed Book 224 at Page 1036 ("1974 Covenants"). That since 1974, Sea Pines, its predecessors and various developers within Sea Pines Plantation have occasionally referred to Family Dwelling Units as density units.

WHEREAS, Calibogue duly filed an Answer to the Litigation, asserting that it owned thirty-five (35) Density Units ("Calibogue Density Units") and that it had the ability to transfer same. In the Litigation, Sea Pines took the position that Calibogue only owned six (6) nontransferable Density Units and that Sea Pines owned the remaining twenty-nine (29) Density Units claimed by Calibogue ("Lawton Oaks Density Units")'

WHEREAS, in addition to claiming ownership to the Lawton Oaks Density Units, Sea Pines also claimed ownership of twenty-nine Density Units it acquired from other sources ("Sea Pines Density Units").

WHEREAS, the parties in the Litigation have completed substantial discovery;

WHEREAS, the parties have reached an amicable resolution as to the matters in dispute in connection with the ownership and the ability to transfer the Calibogue Density Units and have agreed to enter into this Agreement, which sets forth all of the terms and conditions of the settlement agreement between the parties.

NOW, THEREFORE, for Ten and No/100 ($10.00) Dollars and other good and valuable consideration, the parties agree as follows:

1. Calibogue's Ownership of Six (6) Units Sea Pines acknowledges and agrees that Calibogue currently owns six (6) nontransferable Density Units which may be used or assigned to lots within the three (3) parcels labeled "Future Development," on the certain plat of the Lawton Oaks Tract, recorded at Plat Book 38 at Page 172 at the Beaufort County RMC Office ("Future Development Land").

2. Ownership and Use of Twenty-Nine (29) Lawton Oaks Density Units

a) Of the remaining twenty-nine (29) Lawton Oaks Density Units, twenty-seven (27) of such units shall be immediately transferred by Calibogue to Sea Pines.

b) The remaining two (2) Lawton Oaks Density Units shall be retained by Calibogue in order for Calibogue to attempt to complete the transaction(s) discussed in paragraph 4 herein. If said units are not sold by Calibogue under the terms and conditions of said paragraph 4, said unsold units will be thereafter immediately conveyed to Sea Pines and be treated in the same fashion as the twenty-seven (27) Lawton Oaks Density Units.

c) The Lawton Oaks Density Units will be sold on a rotating or alternating basis, as outlined in paragraph 3 below, with the net proceeds (reflecting ordinary

closing costs but no sales commission -- "Net Proceeds") to be split equally between the parties (50% - 50%). Sea Pines will retain one hundred (100%) percent of the sale proceeds of the twenty-nine (29) Sea Pines Density Units. Calibogue acknowledges Sea Pines' ownership of same. The Lawton Oaks Density Units cannot be transferred once they have been sold or assigned to a specific property without the express written consent of Sea Pines, which consent can be granted or withheld in its absolute and sole discretion. Calibogue acknowledges it owns or claims no other Density Units in Sea Pines Plantation (as Sea Pines Plantation is defined in the 1974 Covenants) other than described in paragraphs 1 and 2 herein.

3. Order of Sale Density Units will be sold to potential purchasers on a rotating or alternating basis from the Sea Pines Density Units and from the Lawton Oaks Density Units, starting with a Sea Pines Density Unit (with the exception of two (2) possible sales of Lawton Oaks Density Units discussed in paragraph 4 below). The next sale shall be a Lawton Oaks Density Unit and thereafter alternating in the same fashion. Sea Pines shall have the right, upon its turn to sell a Sea Pines Density Unit, to decline to sell same. Upon such election, said sale shall be completed using a Lawton Oaks Density Unit and the Net Proceeds divided 50% 50%.

4. Calibogue's Existing Letters of Intent – Sea Pines acknowledges Calibogue has executed two (2) Letters of Intent to sell a total of two (2) Density Units to third parties, Hoffmeir (9/25/01) and Hodde (21/101), copies of which are attached as Exhibit 4. Calibogue will attempt to close these two (2) sales with said purchasers. If either or both of these two (2) Density Units closes, they will be considered to come from the Lawton Oaks Density Units. The Net Proceeds from these two (2) sales will be allocated seventy-five (75%) to Calibogue and



twenty-five (25%) to Sea Pines. If one or both of these sales takes place, the recorded conveyance documents shall provide that these Density Units cannot be transferred or assigned to another parcel of real property without the express written consent of Sea Pines, which consent can be granted or withheld at its absolute and sole discretion. The closings for these sales of Density Units must take place within one hundred eighty (180) days following the execution of this Agreement. If both said units are not sold and the closings complete within the above provisions, Calibogue will thereafter immediately transfer the unsold unit(s) to Sea Pines as set forth in paragraph 2 herein. Time is of the essence. The next sale thereafter shall be a Sea Pines Density Unit.

5. Sales Price of Density Units – The sales price for the sale of any Density Unit, other than two (2) Density Units subject to the existing Letters of Intent set forth in paragraph 4, shall be seventy-one (71%) percent of the lowest priced residential property with a single Density Unit assigned to it then currently listed for sale in the MLS within Sea Pines Plantation (excluding properties along Cordillo Parkway), unless the parties to this Agreement mutually agree otherwise.

6. Sea Pines' Use of Its Density Units – The above procedures only apply to the sale of Density Units to third parties. Said procedures are specifically not applicable to any use or allocation of Density Units for the properties now owned by Sea Pines, for its own development activities and those with any partner, affiliate or related entity, or any Density Unit sale, transfer, or allocation related to a sale of real estate now owned by Sea Pines. In such cases, Sea Pines shall have the right to use or sell one or more of the Sea Pines Density Units. If Sea Pines requires more Density Units than it owns, Sea Pines may utilize Lawton Oaks Density Units by

paying consideration to Calibogue of fifty (50%) percent of the then current price of Density Units established under paragraph 5 herein.

7. Reduction in Density Unit Count – If for any reason, excluding actions taken directly by Sea Pines or Calibogue, the total number of available Density Units is reduced, the reduction of Density Units shall be shared pro-rata by the parties. (Example: If for some reason the total number of available Density Units within Sea Pines Plantation is reduced by six (6), the total number of Lawton Oaks Density Units and the total number of Sea Pines Density Units shall each be reduced by three (3) units.)

8. Calibogue's Right to Consolidate Future Development Land – Notwithstanding any provision herein, Calibogue, or any purchaser from Calibogue of two (2) or more of the six (6) lots Calibogue intends to create from the Future Development Land, can consolidate two adjoining lots, with the written approval of Sea Pines, which said consent will not be unreasonably withheld. The unused Density Unit which results from the consolidation of the two adjoining lots may be transferred by the owner of said lots to another property within Sea Pines Plantation. Said consolidation and transfer must be completed using the standard forms used by Sea Pines for consolidation of lots and the transfer of a Density Unit, copies of which are attached as Exhibit 8. Said consolidation must be consistent with the applicable restrictive covenants. Any required state, federal, local or Sea Pines Architectural Review Board approvals for said consolidation must be obtained in advance of the approval by Sea Pines.

9. Releases - The parties hereby agree to exchange full and complete mutual releases, in a form substantially similar to Exhibit 9, as to any and all claims of any nature in connection with the Litigation, the ownership, use or transfer of Density Units, or the interference with any existing or potential contract in connection with the sale of a Density Unit.



10. Dismissal of Litigation Upon the execution of this Agreement, the parties agree to enter into a Stipulation of Dismissal, with prejudice, in a form substantially similar to Exhibit 10 and dismiss the appeal now pending in the South Carolina Court of Appeals.

11. Authority to Execute Document – Calibogue and Sea Pines have the power and authority to execute this Agreement and to perform hereunder.

12. Binding Effect - This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, executors, administrators, successors and assigns.

13. Attorney Fees/Interest - In any litigation to enforce the terms and provisions of this Agreement, the prevailing party is entitled to recover reasonable attorney fees and costs. Any monies not paid when due shall accrue interest at 12% per annum.

14. Entire Agreement - This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, among the parties hereto relating to the transactions contemplated hereby or the subject matter herein. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, waiver, discharge or termination is sought.

15. Severability - Except to the extent that such unenforceability would deprive either party of the substantial value of its bargain, if any court shall determine that any aspect of this Agreement is unenforceable, it is the intention of the parties that is shall not thereby terminate, but shall be deemed amended to the extent required to render it valid and enforceable and such provision shall be deemed severed from this Agreement and all other provisions shall remain in



full force and effect.

16. Governing Law - This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

17. Drafting of the Agreement - The parties acknowledge and agree that each was actively involved with the negotiation and drafting of this Agreement. Further, each party's legal counsel reviewed, or had the opportunity to review the Agreement prior to its execution. The parties agree any Court, arbitrator or mediator which may hereinafter interpret this Agreement will not construe the Agreement against any particular party which may have originated, typed or prepared any particular provision.

18. Confidentiality – The parties hereto agree to keep strictly confidential the terms and provisions of this Agreement, subject to any requirements of law that the terms be disclosed and subject to a party's legitimate business need to disclose the terms to such party's legal, financial or tax advisors.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

19. Waiver of Jury Trial - The parties hereto agree to waive the right to request a jury trial in connection with any litigation under this Agreement.

IN WITNESS WHEREOF, each party hereto had executed or caused this Agreement to be executed on its behalf, all on the day and year first above written.

WITNESSES:

[signature]

[signature: Marion L. Dennis]

SEA PINES COMPANY, INC.

By: [signature] 6/28/02 Date

Its: President

WITNESSES:

[signature]

[signature]

CALIBOGUE ASSOCIATES, INC.

By: [signature] 06/27/02 Date

Its: PRESIDENT

[illegible]

APPENDIX D
Wachovia Exhibits

Jun-03-03 11:00 From-FUB 8642558408 T-340 P 04/15 F-327
Page 1 of 1

Wachovia Corporation
Contract for Appraisal Bid Request

06/03/2003

DIGHT _ OLLIFF
DIGHT OLLIFF & ASSOC
P.O. BOX 4964
HILTON HEAD, SC 29938
Phone: (843)686-4004
Fax: (843)842-9357
E-Mail: DLOLLIFF@AOL.COM

RE: Property ID# 10107882
Sea Pines Non-Core Assets/ Commercial
Sea Pines
Hilton Head, SC

Your proposal for the referenced property has been ACCEPTED for $4,250 with delivery no later than 5.00 PM on 6/24/03.
Pertinent Information follows:

Property Type:	LAN - Improved Land - Commercial	Gross Area:	0.0 s.f.
Property Status:	Existing	Net Area:	0.0 s.f.
# of Units:	0	# of Floors:	0
Year Built:	0	Year Renovated:	0
Occupancy:	0%	# of Tenants:	0
Land Size:	0.0 Acres (including 0.0 Acres excess/surplus)		
Appraisal Type:	Complete	Report Type:	Self Contained
Reviewer Copies:	2	Officer Copies:	2
Required Exhibits:	Contract for Valuation Services (Ex. A) Reporting Requirements Checklist (Ex. B)(found at www.Wachovia.com/appraisals) Summary of Significant Conclusions (Ex. C) Argus File / DCF Disk/Electronic Copy of Appraisal	Required Value(s):	As Is
Interest Appraised:	Fee Simple		
Property Contact:	Steve Birdwell @ 843-842-1419		
Comments:	Saddlebag Parcel & Cottage Parcel - see faxed info that Tim Blake sent. Need value for Saddlebag bldg. plus value for 3 bldgs. on Cottage parcel. Underwriter wants value by parcel for release purposes & need a combined value (sell out?).		

Reviewer: Lisa DuBose
Send 2 report(s)
X Invoice
16 S. Main St./ 3rd Floor (Wachovia Bldg)
GREENVILLE, SC 29601
SC8020
Phone: (864)255-6334
Fax:
Email:

Bank Contact: Timothy Blake
Send 2 report(s)
Invoice
15 Broad Street
Charleston, SC 29403
SC9113
Phone (843)937-4561

PLEASE ACKNOWLEDGE RECEIPT OF THIS CONTRACT VIA FAX @ (864)255-8408 OR E-MAIL LISA.DUBOSE@WACHOVIA.COM. Please address all appraisals to the Reviewer. All reports should be delivered to the appropriate bank personnel and received no later than 5:00 PM on the due date.

Appraiser's Name/Date [signature] 6/4/03

file://C:\Documents%20and%20Settings\A014796\Local%20Settings\Temp\BPrim51597.ht... 6/3/2003

Jun-03-03 09:07 From-FUNB 18425384C5 T-240 P.03/05 F-127
Page 1 of 2

Wachovia Corporation
Contract for Appraisal Bid Request

06/03/2003

DIGHT L OLLIFF
DIGHT OLLIFF & ASSOC.
P.O. BOX 4964
HILTON HEAD, SC 29938
Phone: (843)686 4004
Fax: (843)842-9357
E-Mail: DLOLLIFF@AOL.COM

RE: Property ID# 10107576
Sea Pines Non-Core Assets / Residential

Your proposal for the referenced property has been ACCEPTED for $4,250 with delivery no later than 5:00 PM on 6/24/03.
Pertinent information follows:

Property Type:	LAN - Unimproved Land - Residential	Gross Area:	0.0 s.f.
Property Status:		Net Area:	0.0 s.f.
# of Units:	0	# of Floors:	0
Year Built:	0	Year Renovated:	0
Occupancy:	0%	# of Tenants:	0
Land Size:	0.0 Acres (including 0.0 Acres excess/surplus)		
Appraisal Type:	Complete	Report Type:	Self Contained
Reviewer Copies:	2	Officer Copies:	2
Required Exhibits:	Contract for Valuation Services (Ex. A) Reporting Requirements Checklist (Ex. B)(found at www.Wachovia.com/appraisals) Summary of Significant Conclusions (Ex. C) Argus File / DCF Disk/Electronic Copy of Appraisal	Required Value(s):	As Is
Interest Appraised:	Fee Simple		

Property Contact: Steve Birdwell @ 843-842-1419

Comments: liberty oak tract (2 parcels), adj. to sea pines center tract (2 parcels), artist's area tract (2 parcels). See faxed info from Tim Blake for details. Underwriter wants value per parcel for release purposes plus we'd need a value for the total (sell-out analysis?).

Reviewer: Lisa DuBose
Send 2 report(s)
X Invoice
16 S. Main St / 3rd Floor (Wachovia Bldg)
GREENVILLE, SC 29601
SC6020
Phone: (864)255-8334
Fax:
Email:

Bank Contact: Timothy Blake
Send 2 report(s)
Invoice
16 Broad Street
Charleston, SC 29403
SC9113
Phone: (843)937-4861

PLEASE ACKNOWLEDGE RECEIPT OF THIS CONTRACT VIA FAX @ (864)255-8408 OR E-MAIL LISA.DUBOSE@WACHOVIA.COM. Please address all appraisals to the Reviewer. All reports should be delivered to the appropriate bank personnel and received no later than 5:00 PM on the due date.

Appraiser's Name/Date [signature] 6/4/03

file://C:\Documents%20and%20Settings\A014796\Local%20Settings\Temp\IEPrint51593.m... 6/3/2003

Wachovia
Exhibit B - Reporting Requirements Checklist

Property Name:	Five parcels within Sea Pines Plantation			
Street Address:	Lighthouse Road			
City, County, State, Zip:	Hilton Head	Beaufort	SC	29928
REVS/Property ID:	10107576			

Note: Items considered to be inappropriate for the assignment should be denoted as N/A under the page(s) column with clarification provided within the report. Unless a Limited analysis has been preformed, an N/A response related to any valuation technique requires detailed explanation within the report.

No.	Item	Page(s)
	General Requirements:	
1.	Addressed to Wachovia or another financial services institution.	TL
2.	Appropriate Wachovia Exhibits included in report:	
	a) Exhibit A - Wachovia Engagement Form	69
	b) Exhibit B – Reporting Requirements Checklist	71
	c) Exhibit C – Summary of Significant Conclusions	74
	d) Exhibit D – Insurable Value Worksheet	N/A
3.	Report contains Certification acknowledging:	
	a) Compliance with USPAP.	69
	b) Appraiser has no interest, direct or indirect, financial or otherwise, in the subject property.	69
4.	Other FIRREA requirements:	
	a) Appraiser is appropriately State Certified, or licensed.	73
	b) Includes value definition(s) in accordance with Wachovia Commercial Real Estate Valuation	4
5.	Interest identified and appraised is correct and consistent-tent with Wachovia Engagement Form.	4
6.	Any extraordinary assumptions, hypothetical conditions, or limiting conditions directly affecting value are clearly noted.	5
7.	Values predicated on atypical financing (such as bond) are allocated between real property and financing terms.	N/A
8.	Personal property, FF&E and business values are identified and allocated.	N/A
	Property Information:	
9.	Adequate identification of the property (legal description, etc.).	2
10.	Adequate data pertaining to utilities, access, zoning, land use regs, concurrency regs, assessments, etc.	18-27
11.	Anticipated public or private improvements (on or off-site) are addressed and are considered in terms of impact on value.	N/A
12.	Property history addressed, and prior sales analyzed as appropriate.	3
13.	Current listing/contract or other agreement for sale of subject is noted and analyzed.	N/A
14.	Adequate description of improvements.	N/A

15.	Adequate & consistent description of the economic base/MSA, neighborhood and land use trends.	7-17
16.	The real estate tax assessment is reasonable and the property is equitably assessed.	28
17.	Supply and Demand Issues: a) Competitive supply factors (including proposed additions) are discussed. b) Sources of demand and most significant competitors are identified and discussed.	 7-17 7-17
18.	Appraiser's opinions concerning marketability, market trends and highest and best use are reflected in valuation.	7-34
19.	Appraiser adequately analyzes and supports both exposure time and marketing time estimates.	42,51
	Cost Approach:	
20.	Land is valued using appropriate sales and methodology is reasonably applied.	36-51
21.	Adequate cost data is used.	N/A
22.	Estimates of depreciation and developer's profit are reasonable.	N/A
23.	The value indicated by the cost approach appears reasonable, given the data and analysis presented.	N/A
	Sales Comparison Approach:	
24.	Appropriate sales and competing listings are employed and techniques are properly applied.	36-51
25.	Adjustments are clearly explained and logically supported.	36-51
26.	Derivation of value indicators, such as income multipliers and overall rates, are consistently extracted and clearly explained.	36-51
27.	The value indicated by the sales comparison approach appears reasonable, given the data and analysis presented.	36-51
	Income Capitalization Approach, or Discounted Sellout Analysis:	
28.	Adequate summaries of leases on the subject are included along with Argus assumptions on diskette when applicable.	N/A
29.	Survey of comparable properties includes rental rates or sales information (actual vs. quoted), vacancy, absorption information, amounts of expenses paid by lessor and lessee, and information pertaining to concessions and tenant improvements, as applicable.	N/A
30.	Existing leases are compared to market rates and terms for reasonableness with any variances analyzed for impact on value.	N/A
31.	Revenues projected are consistent with terms of existing leases, if applicable, with market rents applied to vacant areas and allowances for absorption, periods of vacancy, credit loss or renewal/turnover considerations, as appropriate.	N/A
32.	If property is not stabilized, an appropriate lease-up period is supported by market information.	N/A
33.	Operating history is reported and considered.	N/A

34.	Expenses are logically explained/supported.	N/A
35.	Overall rates (cap rates) are adequately analyzed and reconciled.	N/A
36.	Where discounted cash flow models are used, adequate support is provided for the discount rate, as well as projected revenues and expenses.	N/A
37.	The value indicated by the income approach appears reasonable, given the data and analysis presented.	N/A
	Other Considerations:	
38.	The report provides acceptable reasons for the unavailability of information material to the valuation.	N/A
39.	The report includes all information necessary to enable a reader to reasonably understand the opinions expressed in the analysis.	1-73
40.	The report provides acceptable explanation for elimination of any recognized valuation technique.	N/A
41.	The appraisal report type (self-contained, summary, or restricted use) is prominently stated.	6
42.	The appraisal type (complete, limited) is prominently stated.	6
43.	Appraiser engaged is signatory of report and approved by Wachovia.	TL,69
44.	Report includes a calculation of Insurable Value (if requested).	N/A
45.	Report includes Wachovia – Reliance Language (if requested).	N/A
46.	Approved appraiser engaged has made a personal inspection of the property.	TL
47.	A PDF copy of the entire appraisal (email or disk) has been sent to REVS.	N/A

Revised March 1, 2003

Wachovia

Exhibit C - Summary of Significant Conclusions

Property Name:	Five parcels within Sea Pines Plantation			
Street Address:	Lighthouse Road			
City, County, State, Zip:	Hilton Head	Beaufort	SC	29928
REVS ID # /Property ID:	10107576			
Property Class: (**A,B,C,D**):	N/A	Property Type: (**Apartment, etc.**):		5 vacant sites
Property Interest(s) Appraised:	Fee simple interest in individual parcels			
Appraisal Type:	Complete	Report Type:	Self contained	

Building /Site Data			
Gross Building Area:	N/A	Net Rentable Area:	N/A
# of Stories:	N/A	Condition (Exc., Good, Avg., Fair):	N/A
# of Existing Tenants:	N/A	Year Built:	N/A
# of Units (Rooms, Beds, Apts., etc.):	N/A	Yr. of Recent Renovation/Expansion:	N/A
Current Occupancy:	N/A	Legal conforming use (Y/N)	N/A
Land Area in Acres(including excess land):	See attached	Excess Land in Acres:	N/A

Appraisal Report Findings				
Analysis reflects following scenario:	"As Is"	"Upon Completion"	"Upon Stabilization"	"Other"
Effective Date of Values	10-Jun-03			
Cost Approach				
Cost New	See attached schedule of values			
Depreciated Cost				
Land Value				
Value Indication				
Sales Comparison Approach				
Price Per -SF/Unit/Lot				
Income Multiplier (GIM/PGIM/NIM)				
Value Indication				
Income Capitalization Approach				
Overall Capitalization Rate				
Terminal Overall Rate				
Discount Rate (IRR)				
Revenue Growth Assumptions (%)				
Expense Growth Assumptions (%)				
Expense Ratio (%)				
Analysis Period Years/Months/etc.				
Value Indication				
Subdivision				
Gross Retail				
Price/Lot				
Model Value				
Revenue Growth Assumptions (%)				
Expense Growth Assumptions (%)				
Absorption Per Period				
Developer Profit (%)				
Discount Rate (%)				
Discounted Value				
Final Market Values				
Final Value				
$/Unit of Comparison				
Other Value (Specify): (Disposition, Bulk, Going Concern, Excess Land, etc.)				

Revised: March 1, 2003

Page 1 of 1

Parcel	Acres	Value
Liberty Oak Parcel B	1.24	$2,500,000
Artist Parcel A	2.49	$1,560,000
Sea Pines Center Parcel	1.41	$565,000
Saddlebag Parcel	1.36	$610,000
Cottage Parcel	0.62	$400,000

CERTIFICATION

The undersigned does hereby certify that, except as otherwise noted in this appraisal report:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.
3. I have no direct or indirect interest, financial or otherwise, in the property or transaction, and I have no personal interest in, or bias with respect to, the parties involved in the transaction.
4. My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.
5. This report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice and the Standards of Professional Practice and Code of Professional Ethics of the Appraisal Institute.
6. I have made a personal inspection of the property that is the subject of this report.
7. No one provided significant professional assistance to the person signing this report.
8. I certify that the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
9. As of the date of this report, I have completed the requirements of the continuing education program of the Appraisal Institute.
10. I have complied with the Competency Provision of the Uniform Standards of Professional Appraisal Practice (USPAP), as adopted from time to time by the Appraisal Standards Board of the Appraisal Foundation.
11. The acceptance of this appraisal assignment was not based on, and the appraisal report was not prepared or based on, a requested minimum valuation, a specific valuation, a value within a given range, or the approval of a loan.
12. I have complied with Rules 1-5 of USPAP.

Dight L. Olliff, MAI
S.C. State Certified Appraiser No. CG164

LIMITING CONDITIONS AND ASSUMPTIONS

The appraisal is made subject to the following conditions and assumptions:

1. Any legal description or plats reported herein are assumed to be accurate. Any sketches, plats or drawings included in this report are included to assist the reader in visualizing the property. We have made no survey of the property and assume no responsibility in connection with such matters.

2. No responsibility is assumed for matters legal in nature. Title is assumed to be good and marketable and in fee simple unless discussed otherwise in the report. The property is appraised as free and clear of existing liens, assessments and encumbrances, except as noted in the attached report.

3. The appraiser assumes no liability for structural features not visible on ordinary careful inspection, nor does he assume any responsibility for subsurface conditions.

4. Unless otherwise noted herein, it is assumed that there are no encroachments, zoning, or violations of any regulations affecting the subject property.

5. Any proposed improvements are assumed to have been completed unless stipulated otherwise in the report; any construction is assumed to conform with the building plans and/or improvements descriptions included in the report.

6. The appraiser assumes that the reader or user of this report has been provided with copies of available building plans and all leases and amendments, if any, encumbering the subject property.

7. The property is assumed to be under competent and aggressive management.

8. Certain information used in the appraisal was provided by sources which are considered reliable but cannot be guaranteed.

9. The value estimate reported herein applies to the entire property, and any proration or division of the total into fractional interests will invalidate

the value estimate, unless such proration or division of interests is set forth in the report.

10. The division of the land and improvements values estimated herein is applicable only under the program of utilization shown. These separate valuations are invalidated by any other application.

11. We are not required to give testimony or attendance in court by reason of this appraisal, with reference to the property in question, unless arrangements have been previously made therefore.

12. Neither all nor any part of the contents of this report shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the prior written consent and approval of the author; this pertains particularly to valuation conclusions, the identity of the appraiser or firm with which he is associated, any reference to the Appraisal Institute of or to the MAI or RM professional appraisal designations.

13. The projections of income and expenses, including the reversion at time of resale, are not predictions of the future. Rather, they are the best estimate of current market thinking of what future trends will be. No warranty of representation is made that these projections will materialize. The real estate market is constantly fluctuating and changing. It is not the task of the appraiser to estimate the conditions of a future in terms of expectations of growth in rental rates, expenses and supply and demand.

14. The valuation of tax advantaged investments considered future benefits from many sources, including tax savings as a result of favorable tax treatment. While the estimates of tax liabilities are based on the best information available, no warranty or representation is made that the projected amounts will be allowed by the Internal Revenue Service.

15. No subsoil data based upon engineering core borings were furnished to us. We have assumed there are no subsoil defects present that would impair development of the land to its maximum permitted use, or would render it more or less valuable.

16. Unless otherwise stated within this report, the existence of hazardous materials including, but not limited to, toxic waste, asbestos, radon gas and urea formaldehyde foam insulation, which may or may not be present on the property, was not recognized by the appraiser. The appraiser has

no knowledge of the existence of such materials on or in the property. The appraiser, however is not qualified to detect such substances. The conclusions and value estimates herein are predicated on the assumption that there is no such substance on or in the property that would contribute to or cause a loss in value. No responsibility is assumed for any such condition or for the expertise required to discover them. The client is urged to retain an expert in this field, if desired.

17. The subject property may or may not be located in or adjacent to a wetlands area. The appraiser is not qualified in the area of engineering pertaining to the determination of wetlands. Therefore, the appraiser is unable to determine the wetlands status of the subject property. The appraiser assumes the appropriate permit, if required, can be or has been obtained from the U.S. Army Corps or Engineers. The appraise also assumes that the jurisdictional determination study and/or permit regarding construction in a wetlands area, if required, does not result in the alteration of the subject property description contained in this appraisal report.

QUALIFICATIONS OF DIGHT L. OLLIFF

BUSINESS AFFILIATION/EXPERIENCE:

President, Dight Olliff and Associates, Inc., a real estate appraisal firm located at Hilton Head Island, South Carolina. Engaged in real estate valuation since December, 1980.

FORMAL EDUCATION

Bachelor of Science in Economics, Georgia Southern College, Statesboro, Georgia - graduated June 1980.

REAL ESTATE APPRAISAL EDUCATION

American Institute of Real Estate Appraisers/The Appraisal Institute

Course 1A-1:	Real Estate Appraisal Principles, 1984
Course 8-2:	Residential Valuation, 1984
Course SPP:	Standards of Professional Practice, 1984, 1993
Course 1A-2:	Basic Valuation Procedures, 1985
Course 1B-1:	Capitalization Theory & Techniques, Part A, 1986
Course 1B-2:	Capitalization Theory & Techniques, Part B, 1986
Course 2-1:	Case Studies in Real Estate Valuation, 1987
Course 2-2:	Valuation Analysis & Report Writing, 1987
Course 4:	Litigation Valuation, 1988
Course 520:	Highest and Best Use/ Market Analysis, 1995
Course 430:	Standards of Professional Practice, Part C, 1998
Course 510:	Advanced Income Capitalization, 1999

QUALIFICATIONS - DIGHT L. OLLIFF (Continued)

PROFESSIONAL AFFILIATIONS & CERTIFICATIONS

THE APPRAISAL INSTITUTE

Designated MAI by the American Institute of Real Estate Appraisers in December 1990.
Designated RM by the American Institute of Real Estate Appraisers in January 1988.
Member of Residential Review Panel, 1991 - present (previously member of Residential Experience Review Committee of the SC Chapter of AIREA, 1988 - 1990).
Member of MAI Review Panel, 1992 - present.
Member of Region IX Review and Counseling Regional Panel, 1993 -1997.
Editor of The South Carolina Appraiser, the newsletter of the South Carolina Chapter of the Appraisal Institute, 1993 - 1994.

STATE OF GEORGIA

Certified Real Estate Appraiser, Certificate No. 1126

STATE OF SOUTH CAROLINA

State Certified General Real Estate Appraiser, Certificate No. CG164

EMPLOYMENT EXPERIENCE

2/92- Present	Dight Olliff and Associates Hilton Head Island, SC
7/87- 1/92	Keenan and Associates, Inc. Hilton Head Island, SC
5/86- 6/87	Southern Appraisal Co. Albany, GA
1983-1986	Johnston Realty Statesboro, GA
1980-1982	USDA, Farmers Home Administration Lyons, GA Loan Examiner